FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number

1.	Telefónica - 2015 Annual Accounts

	• Account Auditor’s Report, Annual Financial Statements and Management Report of Telefónica, S.A., all for the Fiscal Year 2015.	4

	• Account Auditor’s Report, Annual Financial Statements and Management Report of the Consolidated Group of Companies, all for the Fiscal Year 2015.	245

Telefónica, S.A. hereby submits the Individual Annual Accounts of “Telefónica, S.A.” and the Consolidated Annual Accounts of “Telefónica S.A.” and its “Group of Subsidiaries” for 2015 financial year, that have been filed with the Spanish National Securities Market Commission (Comisión Nacional del Mercado de Valores - CNMV).

The aforesaid Annual Accounts will be submitted for approval of the next Annual General Shareholders’ Meeting of the Company, the dates of which will be announced due course.

Madrid, February 26th, 2016

AUDIT REPORT, ANNUAL FINANCIAL STATEMENTS, AND

MANAGEMENT REPORT OF TELEFÓNICA, S.A., ALL FOR THE

YEAR ENDED DECEMBER 31, 2015

Independent Audit Report

TELEFÓNICA, S.A.

Financial Statements and Management Report

for the year ended

December 31, 2015

Translation of a report and financial statements originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails (See Note 24)

INDEPENDENT AUDIT REPORT ON THE FINANCIAL STATEMENTS

To the Shareholders of

Telefónica, S.A.

Report on the financial statements

We have audited the accompanying financial statements of Telefónica, S.A., which comprise the balance sheet at December 31, 2015, and the income statement, the statement of changes in equity, the cash flow statement, and the notes thereto for the year then ended.

Directors’ responsibility for the financial statements

The Directors are responsible for the preparation of the accompanying financial statements so that they give a true and fair view of the equity and financial position and the results of Telefónica, S.A., in accordance with the regulatory framework for financial information applicable to the Entity in Spain, identified in Note 2.a to the accompanying financial statements, and for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on the accompanying financial statements based on our audit. We conducted our audit in accordance with prevailing audit regulations in Spain. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation of financial statements by the Directors of the Company in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Domicilio Social: PI. Pablo Ruiz Picasso. 1. 28020 Madrid - Inscrita en el Registro Mercantil de Madrid al Tomo 12749, Libro 0, Folio 215, Sección 8a, Hoja M-23123, Inscripción 116. C.I.F. B-78970506. A member firm of Ernst & Young Global Limited.

Opinion

In our opinion, the accompanying financial statements give a true and fair view, in all material respects, of the equity and financial position of Telefónica, S.A. at December 31, 2015, and its results and cash flow for the year then ended, in accordance with the applicable regulatory framework for financial information in Spain, and specifically the accounting principles and criteria contained therein.

Report on other legal and regulatory requirements

The accompanying 2015 management report contains such explanations as the Directors consider appropriate concerning the situation of the Company, the evolution of its business and other matters; however, it is not an integral part of the financial statements. We have checked that the accounting information included in the aforementioned management report agrees with the 2015 financial statements. Our work as auditors is limited to verifying the management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the Company’s accounting records.

ERNST & YOUNG, S.L.

/s/ Ignacio Viota del Corte
Ignacio Viota del Corte

February 26, 2016

A member firm of Ernst & Young Global Limited

2

2015

TELEFÓNICA, S.A.

Annual financial statements and management report for the year ended December 31, 2015

Financial Statements

Telefónica, S.A.

Balance sheet at December 31

Millions of euros
	Notes	2015	2014
ASSETS
NON-CURRENT ASSETS		62,204	73,065
Intangible assets	5	55	58
Software		8	13
Other intangible assets		47	45
Property, plant and equipment	6	222	225
Land and buildings		143	142
Plant and other PP&E items		62	76
Property, plant and equipment under construction and prepayments		17	7
Investment property	7	401	417
Land		94	94
Buildings		307	323
Non-current investments in Group companies and associates	8	50,300	62,367
Equity instruments		47,971	59,123
Loans to Group companies and associates		2,313	3,227
Other financial assets		16	17
Financial investments	9	5,073	5,709
Equity instruments		384	483
Loans to third parties		41	217
Derivatives	16	4,638	4,998
Other financial assets	9	10	11
Deferred tax assets	17	6,153	4,289
CURRENT ASSETS		22,809	12,782
Net assets held for sale	8	12,508	—
Trade and other receivables	10	594	1,081
Current investments in Group companies and associates	8	7,504	5,168
Loans to Group companies and associates		7,426	5,031
Derivatives	16	40	105
Other financial assets		38	32
Investments	9	2,060	1,941
Loans to companies		60	1,399
Derivatives	16	1,996	488
Other financial assets		4	54
Accruals		33	8
Cash and cash equivalents		110	4,584

TOTAL ASSETS		85,013	85,847

The accompanying Notes 1 to 24 and Appendix I and II are an integral part of these balance sheets

Telefónica, S.A.    4

Financial Statements

Millions of euros
	Notes	2015	2014
Equity and liabilities
EQUITY		23,163	23,168
CAPITAL AND RESERVES		23,953	24,232
Share capital	11	4,975	4,657
Share premium	11	3,227	460
Reserves	11	18,105	18,682
Legal		984	984
Other reserves		17,121	17,698
Treasury shares and own equity instruments	11	(1,656)	(1,587)
Profit for the year	3	8	2,604
Interim dividend	3	(1,912)	(1,790)
Other equity instruments	11	1,206	1,206
UNREALIZED GAINS (LOSSES) RESERVE	11	(790)	(1,064)
Available-for-sale financial assets		11	20
Hedging instruments		(801)	(1,084)
NON-CURRENT LIABILITIES		46,255	49,351
Non-current provisions	18	835	267
Non-current borrowings	12	8,610	8,069
Bonds and other marketable debt securities	13	800	831
Bank borrowings	14	4,825	4,027
Derivatives	16	2,847	3,122
Other debts		138	89
Non-current borrowings from Group companies and associates	15	36,683	40,728
Deferred tax liabilities	17	88	179
Long term deferred revenues		39	108
CURRENT LIABILITIES		15,595	13,328
Current provisions	18	43	46
Current borrowings	12	1,628	1,201
Bonds and other marketable debt securities	13	85	77
Bank borrowings	14	1,269	759
Derivatives	16	274	365
Current borrowings from Group companies and associates	15	13,217	11,702
Trade and other payables	18	619	336
Accruals		88	43

TOTAL EQUITY AND LIABILITIES		85,013	85,847

The accompanying Notes 1 to 24 and Appendices I and II are an integral part of these balance sheets

Telefónica, S.A.    5

Financial Statements

Telefónica, S.A.

Income statements for the years ended December 31

Millions of euros	Notes	2015	2014 (*)
Revenue	19	5,900	7,388
Rendering of services to Group companies and associates		563	608
Rendering of services to non-group companies		4	3
Dividends from Group companies and associates		5,171	6,670
Interest income on loans to Group companies and associates		162	107
Impairment and gains (losses) on disposal of financial instruments		(4,457)	(1,175)
Impairment losses and other losses	8	(4,457)	(1,179)
Gains (losses) on disposal and other gains and losses		—	4
Other operating income	19	91	94
Non-core and other current operating revenue - Group companies and associates		22	23
Non-core and other current operating revenue - non-group companies		69	71
Employees benefits expense	19	(315)	(233)
Wages, salaries and others		(284)	(203)
Social security costs		(31)	(30)
Other operational expense		(783)	(328)
External services - Group companies and associates	19	(132)	(105)
External services - non-group companies	19	(624)	(198)
Taxes other than income tax		(27)	(25)
Depreciation and amortization	5, 6 and 7	(43)	(64)
Gains (losses) on disposal of fixed assets		17	—
OPERATING PROFIT		410	5,682
Finance revenue	19	593	184
Finance costs	19	(2,804)	(2,296)
Change in fair value of financial instruments		(19)	(57)
Trading portfolio and other securities		—	(38)
Gain (loss) on available-for-sale financial assets recognized in the period	9 y 11	(19)	(19)
Exchange rate gains (losses)	19	(102)	(103)
Impairment and gains (losses) on disposal of financial instruments with third-parties	9.3 y 19.9	426	(270)
NET FINANCIAL EXPENSE		(1,906)	(2,542)
PROFIT BEFORE TAX	21	(1,496)	3,140
Income tax	17	2,102	698
PROFIT FOR THE YEAR CONTINUED OPERATIONS		606	3,838
Discontinued operations net of taxes	2 y 22	(598)	(1,234)
PROFIT FOR THE YEAR		8	2,604

The accompanying Notes 1 to 24 and Appendices I and II are an integral part of these income statements

(*)	Revised data see Note 2

Telefónica, S.A.    6

Financial Statements

Telefónica, S.A.

Statements of changes in equity for the years ended December 31

A) Statement of recognized income and expense

Millions of euros	Notes	2015	2014
Profit of the period		8	2,604

Total income and expense recognized directly in equity	11	580	(360)

From measurement of available-for-sale financial assets		467	(59)
From cash flow hedges		380	(411)
Income tax impact		(267)	110

Total amounts transferred to income statement	11	(306)	127

From measurement of available-for-sale financial assets		(481)	19
From cash flow hedges		56	163
Income tax impact		119	(55)

TOTAL RECOGNIZED INCOME AND EXPENSE		282	2,371

The accompanying Notes 1 to 24 and Appendices I and II are an integral part of these statements of changes in equity.

B) Statements of total changes in equity for the years ended December 31

Millions of euros	Share capital	Share premium and Reserves	Treasury shares	Profit for the year	Interim dividend	Other net equity instruments	Net unrealized gains (losses) reserve	Total
Balance at December 31, 2013	4,551	18,988	(545)	664	—	—	(831)	22,827

Total recognized income and expense	—	—	—	2,604	—	—	(233)	2,371

Transactions with shareholders and owners	106	(485)	(1,042)	—	(1,790)	1,206	—	(2,005)
Dividends paid (Note 11)	106	(348)	—	—	(1,790)	—	—	(2,032)
Transactions with treasury shares or own equity instruments (net)	—	(113)	(1,042)	—	—	—	—	(1,155)
Other transactions with shareholders and owners	—	(24)	—	—	—	1,206	—	1,182
Other movements	—	(25)	—	—	—	—	—	(25)
Appropriation of prior year profit (loss)	—	664	—	(664)	—	—	—	—
Balance at December 31, 2014	4,657	19,142	(1,587)	2,604	(1,790)	1,206	(1,064)	23,168

Total recognized income and expense	—	—	—	8	—	—	274	282

Transactions with shareholders and owners	318	1,374	(69)	—	(1,912)	—	—	(289)
Capital increases (Note 11)	281	2,726	—	—	—	—	—	3,007
Capital decreases (Note 11)	(74)	(812)	886	—	—	—	—	—
Dividends paid (Note 11)	111	(448)	—	—	(1,912)	—	—	(2,249)
Transactions with treasury shares or own equity instruments (net)	—	(75)	(1,510)	—	—	—	—	(1,585)
Other transactions with shareholders and owners	—	(17)	555	—	—	—	—	538
Other movements	—	2	—	—	—	—	—	2
Appropriation of prior year profit (loss)	—	814	—	(2,604)	1,790	—	—	—
Balance at December 31, 2015	4,975	21,332	(1,656)	8	(1,912)	1,206	(790)	23,163

The accompanying Notes 1 to 24 and Appendices I and II are an integral part of these statements of changes in equity.

Telefónica, S.A.    7

Financial Statements

Telefónica, S.A.

Cash flow statements for the years ended December 31

Millions of euros	Notes	2015	2014 (*)
A) CASH FLOWS FROM OPERATING ACTIVITIES		2,421	8,418
Profit before tax		(1,496)	3,140
Adjustments to profit:		1,137	(3,025)
Depreciation and amortization	5,6 and 7	43	64
Impairment of investments in Group companies and associates	8	4,457	1,179
Change in long term provisions		81	(29)
Gains on the sale of financial assets		5	(4)
Losses on disposal of property, plant and equipment		(22)	—
Dividends from Group companies and associates	19	(5,171)	(6,670)
Interest income on loans to Group companies and associates	19	(162)	(107)
Net financial expense		1,906	2,542
Change in working capital		370	81
Trade and other receivables		165	73
Other current assets		(26)	(40)
Trade and other payables		222	(49)
Other current liabilities		9	97
Other cash flows from operating activities	21	2,410	8,222
Net interest paid		(1,831)	(1,872)
Dividends received		3,091	9,750
Income tax receipts		1,150	237
Other payments/proceeds from operating activities		—	107
B) CASH FLOWS (USED IN)/FROM INVESTING ACTIVITIES		(2,848)	(3,024)
Payments on investments	21	(4,915)	(5,704)
Proceeds from disposals	21	2,067	2,680
C) CASH FLOWS USED IN FINANCING ACTIVITIES		(4,031)	(5,524)
Payments on equity instruments		(1,615)	(21)
Proceeds from financial liabilities	21	(3,227)	(3,502)
Debt issues		8,465	10,038
Repayment and redemption of debt		(11,692)	(13,540)
Capital increase		3,048	—
Dividends paid	21	(2,237)	(2,001)
D) NET FOREIGN EXCHANGE DIFFERENCE		(16)	(54)
E) NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS		(4,474)	(184)
Cash and cash equivalents at January 1		4,584	4,768
Cash and cash equivalents at December 31		110	4,584

Notes 1 to 24 and Appendices I and II are an integral part of these cash flow statements.

(*)	Revised data see Note 2

Telefónica, S.A.    8

Financial Statements

TELEFÓNICA, S.A.

Annual financial statements for the ended December 31, 2015

Note 1. Introduction and general information

Telefónica, S.A. (“Telefónica” or “the Company”) is a public limited company incorporated for an indefinite period on April 19, 1924, under the corporate name of Compañía Telefónica Nacional de España, S.A. It adopted its present name in April 1998.

The Company’s registered office is at Gran Vía 28, Madrid (Spain), and its Employer Identification Number (CIF) is A-28/015865.

Telefónica’s basic corporate purpose, pursuant to Article 4 of its Bylaws, is the provision of all manner of public or private telecommunications services, including ancillary or complementary telecommunications services or related services. All the business activities that constitute this stated corporate purpose may be performed either in Spain or abroad and wholly or partially by the Company, either through shareholdings or equity interests in other companies or legal entities with an identical or a similar corporate purpose.

In keeping with the above, Telefónica is currently the parent company of a group that offers both fix and mobile telecommunications with the aim to turn the challenges of the new digital business into reality and being one of the most important players. The objective of the Telefonica Group is positioning as a Company with an active role in the digital business taking advantage of the opportunities of its size and industrial and strategic alliances.

The Company is taxed under the general tax regime established by the Spanish State, the Spanish Autonomous Communities and local governments, and files consolidated tax returns with most of the Spanish subsidiaries of its Group under the consolidated tax regime applicable to corporate groups.

Telefónica, S.A.    9

Financial Statements

Note 2. Basis of presentation

a) True and fair view

These financial statements have been prepared from Telefónica, S.A.’s accounting records by the Company’s Directors in accordance with the accounting principles and standards contained in the Spanish GAAP in force approved by Royal Decree 1514/2007, on November 16 (PGC 2007), modified by Royal Decree 1159/2010, dated September 17, 2010 and other prevailing legislation at the date of these financial statements, to give a true and fair view of the Company’s equity, financial position, results of operations and of the cash flows obtained and applied in 2015.

The accompanying financial statements for the year ended December 31, 2015 were prepared by the Company’s Board of Directors at its meeting on February 24, 2016 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.

The figures in these financial statements are expressed in millions of euros, unless indicated otherwise, and therefore may be rounded. The euro is the Company’s functional currency.

b) Comparison of information

In 2014 and 2015 there have not been significant transactions that should be taken into account in order to ensure the comparison of information included in the Annual Financial Statements of both years.

As a consequence of the sale agreement signed on March 24, 2015 between Telefónica, S.A. and Hutchison 3G UK Investment Limited and Hutchison 3G UK Holdings (CI) Limited (together “Hutchison”) and according to PGC 2007 Valuation Rule Nº 7, 11 caption, the amounts included in 2014 figures of the different captions of the profit and loss accounts referred to transactions with UK affiliates have been revised for comparative purposes as they are significant from a geographical area point of view (see Note 22).

Profit and loss caption (Millions of euros)
	Approved 12/31/2014	Revision	Revised 12/31/2014
Rendering of services to Group companies	643	(35)	608
Dividends from Group companies and associates	7,974	(1,304)	6,670
Other operating income Group companies	25	(2)	23
Impairment losses	(3,679)	2,500	(1,179)
Financial expenses Group companies	(104)	(1)	(105)
Exchange rate losses	(96)	(7)	(103)
Income Tax	615	83	698
Discontinuated operations net of taxes (Note 22)	—	1,234	(1,234)

c) Materiality

These financial statements do not include any information or disclosures that, not requiring presentation due to their qualitative significance, have been determined as immaterial or of no relevance pursuant to the concepts of materiality or relevance defined in the PGC 2007 conceptual framework.

d) Use of estimates

The financial statements have been prepared using estimates based on historical experience and other factors considered reasonable under the circumstances. The carrying value of assets and liabilities, which is not readily apparent from other sources, was established on the basis of these estimates. The Company periodically reviews these estimates.

A significant change in the facts and circumstances on which these estimates are based could have an impact on the Company’s results and financial position.

Telefónica, S.A.    10

Financial Statements

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the financial statements of the following year are discussed below.

Provisions for impairment of investments in Group companies and associates

Investments in group companies, joint ventures and associates are tested for impairment at each year end to determine whether an impairment loss must be recognized in the income statement or a previously recognized impairment loss be reversed. The decision to recognize an impairment loss (or a reversal) involves estimates of the reasons for the potential impairment (or recovery), as well as the timing and amount. In note 8.2 it is assessed the impairment of these investments.

There is a significant element of judgment involved in the estimates required to determine recoverable amount and the assumptions regarding the performance of these investments, since the timing and scope of future changes in the business are difficult to predict.

Deferred taxes

The Company assesses the recoverability of deferred tax assets based on estimates of future earnings. The ability to recover these taxes depends ultimately on the Company’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections and are continuously updated to reflect the latest trends.

The appropriate valuation of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual income tax receipts and payments could differ from the estimates made by the Company as a result of changes in tax legislation or unforeseen transactions that could affect tax balances. The information about deferred tax assets and unused tax credits for loss carryforwards, whose effect has been registered when necessary in balance, is included in Note 17.

Telefónica, S.A.    11

Financial Statements

Note 3: Proposed appropriation of profit

Telefónica, S.A. obtained 8 million euros of profit in 2015. Accordingly, the Company’s Board of Directors will submit the following proposed appropriation of 2015 profit for approval at the Shareholders’ Meeting:

Millions of euros
Proposed appropriation:
Profit for the year	8
Distribution to:
Goodwill reserve (Note 11.1.c)	2
Legal reserve	1
Interim Dividend	5

At its meeting of April 29, 2015, the Company’s Board of Directors resolved to pay an interim dividend against 2015 profit of a fixed gross 0.40 euros for each of the outstanding shares carrying dividend rights. This dividend was paid in full on May 12, 2015. The total amount paid was 1,912 million euros (see Note 11.1.d).

In accordance with Article 277 of the Spanish Companies Law, the following table shows the provisional statement issued by the Directors to substantiate that the Company had sufficient liquidity at that time to distribute this dividend.

Millions of euros
Liquidity statement
Income from January 1 through March 31, 2015	2,201
Mandatory appropriation to reserves	—
Distributable income	2,201
Proposed interim dividend (maximum amount)	(1,975)

Cash position
Funds available for distribution
Cash and cash equivalents	3
Unused credit facilities	9,314
Proposed interim dividend (maximum amount)	(1,975)

Telefónica, S.A.’s Board of Directors also proposes for approval at the Shareholders’ Meeting that the difference between the distributable profit of year 2015 and interim dividend is registered against voluntary reserves in the amount of 1,907 million euros.

Telefónica, S.A.    12

Financial Statements

Note 4. Recognition and measurement accounting policies

As stated in Note 2, the Company’s financial statements have been prepared in accordance with the accounting principles and standards contained in the Código de Comercio, which are further developed in the Plan General de Contabilidad currently in force (PGC 2007), as well as any commercial regulation in force at the reporting date.

Accordingly, only the most significant accounting policies used in preparing the accompanying financial statements are set out below, in light of the nature of the Company’s activities as a holding.

a) Intangible assets

Intangible assets are stated at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.

Intangible assets are amortized on a straight-line basis over their useful lives. The most significant items included in this caption are computer software licenses, which are generally amortized on a straight-line basis over three years.

b) Property, plant and equipment and investment property

Property, plant and equipment is stated at cost, net of accumulated depreciation and any accumulated impairment in value.

The Company depreciates its property, plant and equipment once the assets are in full working conditions using the straight-line method based on the assets’ estimated useful lives, calculated in accordance with technical studies which are revised periodically based on technological advances and the rate of dismantling, as follows:

Estimated useful life	Years
Buildings	40
Plant and machinery	3 - 25
Other plant or equipment, furniture and fixtures	10
Other items of property, plant and equipment	4 - 10

Investment property is measured and depreciated using the same criteria described for land and buildings for own use.

c) Impairment of non-current assets

Non-current assets are assessed at each reporting date for indicators of impairment. Where such indicators exist, or in the case of assets which are subject to an annual impairment test, the Company estimates the asset’s recoverable amount as the higher of its fair value less costs to sell and its value in use. In assessing value in use, the estimated future cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value, using a discount rate reflecting current market assessments of the time value of money and the risks specific to the asset.

Telefónica bases the calculation of impairment on the business plans of the various companies approved by the Board of Directors’ of Telefónica, S.A to which the assets are allocated. The projected cash flows, based on strategic business plans, cover a period of five years not including the present year when the analysis is calculated. Starting with the sixth year, an expected constant growth rate is applied.

d) Financial assets and liabilities

Financial investments

Telefónica, S.A.    13

Financial Statements

All regular way purchases and sales of financial assets are recognized on the trade date, i.e. the date that the Company commits to purchase or sell the asset.

“Investments in group companies, joint ventures and associates” are classified into a category of the same name and are shown at cost less any impairment loss (see Note 4.c). Group companies are those over which the Company exercises control, either by exercising effective control or by virtue of agreements with the other shareholders. Joint ventures are companies which are jointly controlled with third parties. Associates are companies in which there is significant influence, but not control or joint control with third parties. Telefónica assesses the existence of significant influence not only in terms of percentage ownership but also in qualitative terms such as presence on the board of directors, involvement in decision-making, the exchange of management personnel, and access to technical information.

Financial investments which the Company intends to hold for an unspecified period of time and could be sold at any time to meet specific liquidity requirements or in response to interest rate movements and which have not been included in the other categories of financial assets defined in the PGC 2007 are classified as available-for-sale. These investments are recorded under “Non-current assets,” unless it is probable and feasible that they will be sold within 12 months.

Derivative financial instruments and hedge accounting

When Telefónica chooses not to apply hedge accounting criteria but economic hedging, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement.

e) Revenue and expenses

Revenue and expenses are recognized on the income statement based on an accruals basis; i.e. when the goods or services represented by them take place, regardless of when actual payment or collection occurs.

The income obtained by the Company in dividends received from Group companies and associates, and from the interest accrued on loans and credits given to them, are included in revenue in compliance with the provisions of consultation No. 2 of BOICAC 79, published on September 30, 2009.

f) Related party transactions

In mergers and spin-offs of businesses involving the parent company and its direct or indirect subsidiary, in cases of non-monetary contributions of businesses between Group companies, and in cases of dividends, the contributed assets are valued, in general, at their pre-transaction carrying amount in the individual financial statements, given that the Telefónica Group does not prepare its consolidated financial statements in accordance with the Standards on Preparing Consolidated Financial Statements (Spanish “NOFCAC”).

In these same operations, companies may also opt to use the consolidated values under International Financial Reporting Standards (IFRS) as adopted by the European Union, providing that the consolidated figures do not differ from those obtained under the NOFCAC. Lastly, the Company may also opt to use the values resulting from a reconciliation to the NOFCAC. Any accounting difference is taken to reserves.

g) Financial guarantees

The Company has provided guarantees to a number of subsidiaries to secure their transactions with third parties (see Note 20.a). Where financial guarantees provided have a counterguarantee on the Company’s balance sheet, the value of the counterguarantee is estimated to be equal to the guarantee given, with no additional liability recognized as a result.

Guarantees provided for which there is no item on the Company’s balance sheet acting as a counterguarantee are initially measured at fair value which, unless there is evidence to the contrary, is the same as the premium received plus the present value of any premiums receivable. After initial recognition, these are subsequently measured at the higher of:

i)	The amount resulting from the application of the rules for measuring provisions and contingencies.

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Financial Statements

ii)	The amount initially recognized less, when applicable, any amounts take to the income statement corresponding to accrued income.

h) Consolidated data

As required under prevailing legislation, the Company has prepared separate consolidated annual financial statements, drawn up in accordance with International Financial Reporting Standards (IFRS) as adopted by the European Union. The balances of the main headings of the Telefónica Group’s consolidated financial statements for 2015 and 2014 are as follows:

Millions of euros
Item	2015	2014
Total assets	122,974	122,348

Equity:
Attributable to equity holders of the parent	17,891	21,135
Attributable to minority interests	9,665	9,186
Revenue from operations	47,219	43,458
Profit for the year:
Attributable to equity holders of the parent	2,745	3,001
Attributable to minority interests	135	251

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Financial Statements

Note 5. Intangible assets

The movements in the items composing intangible assets and the related accumulated amortization in 2015 and 2014 are as follows:

2015

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INTANGIBLE ASSETS, GROSS	274	8	(30)	2	254
Software	129	2	—	1	132
Other intangible assets	145	6	(30)	1	122
ACCUMULATED AMORTIZATION	(216)	(13)	30	—	(199)
Software	(116)	(8)	—	—	(124)
Other intangible assets	(100)	(5)	30	—	(75)
Net carrying amount	58	(5)	—	2	55

2014

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INTANGIBLE ASSETS, GROSS	261	10	—	3	274
Software	120	5	—	4	129
Other intangible assets	141	5	—	(1)	145
ACCUMULATED AMORTIZATION	(203)	(13)	—	—	(216)
Software	(108)	(8)	—	—	(116)
Other intangible assets	(95)	(5)	—	—	(100)
Net carrying amount	58	(3)	—	3	58

At December 31, 2015 and 2014 commitments exist to acquire intangible assets amounting to 0.2 and 0.7 million euros, respectively.

At December 31, 2015 and 2014, the Company had 164 million euros and 175 million euros, respectively, of fully amortized intangible assets.

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Financial Statements

Note 6. Property, plant and equipment

The movements in the items composing property, plant and equipment and the related accumulated depreciation in 2015 and 2014 are as follows:

2015

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
PROPERTY, PLANT AND EQUIPMENT, GROSS	557	24	(7)	(2)	572
Land and buildings	228	8	(4)	—	232
Plant and other PP&E items	322	3	(2)	—	323
Property, plant and equipment under construction and prepayments	7	13	(1)	(2)	17
ACCUMULATED DEPRECIATION	(332)	(20)	2	—	(350)
Buildings	(86)	(3)	—	—	(89)
Plant and other PP&E items	(246)	(17)	2	—	(261)
Net carrying amount	225	4	(5)	(2)	222

2014

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
PROPERTY, PLANT AND EQUIPMENT, GROSS	567	6	(13)	(3)	557
Land and buildings	228	—	—	—	228
Plant and other PP&E items	313	3	—	6	322
Property, plant and equipment under construction and prepayments	26	3	(13)	(9)	7
ACCUMULATED DEPRECIATION	(305)	(40)	13	—	(332)
Buildings	(82)	(17)	13	—	(86)
Plant and other PP&E items	(223)	(23)	—	—	(246)
Net carrying amount	262	(34)	—	(3)	225

Firm commitments to acquire property, plant and equipment at December 31, 2015 and 2014 amounted to 1 million euros and 3 million euros, respectively. At December 31, 2015 and 2014, the Company had 178 million euros and 139 million euros, respectively, of fully depreciated items of property, plant and equipment.

Telefónica, S.A. has taken out insurance policies with appropriate limits to cover the potential risks which could affect its property, plant and equipment.

“Property, plant and equipment” includes the net carrying amount of the land and buildings occupied by Telefónica, S.A. at its Distrito Telefónica headquarters, amounting to 68 million euros and 74 million euros at the 2015 and 2014 year-ends, respectively. Also included is the net carrying amount of the remaining assets (mainly plant and property) of 37 and 48 million euros at December 31, 2015 and 2014, respectively. The land and buildings rented to other Group Companies have been included as “Investment properties” in Note 7.

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Financial Statements

Note 7. Investment properties

The movements in the items composing investment properties in 2015 and 2014 and the related accumulated depreciation are as follows:

2015

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INVESTMENT PROPERTIES, GROSS	499	—	(13)	—	486
Land	94	—	—	—	94
Buildings	405	—	(13)	—	392
ACCUMULATED DEPRECIATION	(82)	(10)	7	—	(85)
Buildings	(82)	(10)	7	—	(85)
Net carrying amount	417	(10)	(6)	—	401

2014

Millions of euros	Opening balance	Additions and allowances	Disposals	Transfers	Closing balance
INVESTMENT PROPERTIES, GROSS	470	29	—	—	499
Land	65	29	—	—	94
Buildings	405	—	—	—	405
ACCUMULATED DEPRECIATION	(71)	(11)	—	—	(82)
Buildings	(71)	(11)	—	—	(82)
Net carrying amount	399	18	—	—	417

As of September 4th, 2014 the Company exerted its pre-emptive rights and acquired the building of its headquarters in Barcelona, known as “Diagonal 00”, for 107 million euros plus transaction taxes. Until the purchase moment, the building was registered as an asset in financial leasing and the liability associated with this transaction amounted to 79.5 million euros. Having examined it, the Company estimated that the additional investment corresponded only to a higher value of land, so the difference between liability and purchase cost was booked as addition under the “Land” caption.

In addition to the “Diagonal 00” building mentioned above, “Investment properties” mainly includes the value of land and buildings leased by Telefónica, S.A. to other Group companies at the Distrito Telefónica head offices in Madrid.

In October 2015 the sale of the building addressed in Don Ramón de la Cruz street (Madrid) was completed. This building had been rented as a whole to other Group companies. The profit from the sale of the asset amounting to 22 million euros has been booked as “Profit from the sale of fixed assets” in the profit and loss account.

In 2015, the Company has buildings with a total area of 328,314 square meters leased to several Telefónica Group and other companies, equivalent to an occupancy rate of 93.27% of the buildings it has earmarked for lease. In 2014, it had a total of 322,039 square meters leased, equivalent to an occupancy rate of 92.81% of the buildings earmarked for lease.

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Financial Statements

Total income from leased buildings in 2015 (see Note 19.1) amounted to 48 million euros (49 million euros in 2014). Future minimum rentals receivable under non-cancellable leases are as follows:

	2015	2014
Millions of euros	Future minimum recoveries	Future minimum recoveries
Up to one year	44	48
Between two and five years	9	17
Over 5 years	1	1

Total	54	66

The most significant lease contracts held with subsidiaries occupying Distrito Telefónica have been renewed in 2015 for a non-cancellable period of 12 months. The figures also include non-cancellable lease revenue from Diagonal 00, the contracts for which expire in July 2016.

The main contracts of operating leases in which Telefónica, S.A. acts as lessee and there is no sub-lease are described in Note 19.5.

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Financial Statements

Note 8. Investments in group companies and associates

8.1. The movements in the items composing investments in Group companies, joint ventures and associates in 2015 and 2014 are as follows:

2015

Millions of euros	Opening balance	Additions	Disposals	Transfers	Exchange losses	Dividends	Hedges of a net investment	Closing balance	Fair value
Equity instruments (Net) (1)	59,123	2,354	(340)	(13,166)	—	—	—	47,971	110,470
Equity instruments (Cost)	82,005	6,811	(340)	(26,294)	—	—	—	62,182
Impairment losses	(22,882)	(4,457)	—	13,128	—	—	—	(14,211)
Loans to Group companies and associates	3,227	124	(202)	(795)	(41)	—	—	2,313	2,337
Other financial assets	17	18	—	(19)	—	—	—	16	16

Total non-current investment in Group companies and associates	62,367	2,496	(542)	(13,980)	(41)	—	—	50,300	112,823

Loans to Group companies and associates	5,031	4,779	(3,108)	795	(71)	—	—	7,426	7,438
Derivates	105	40	(105)	—	—	—	—	40	40
Other financial assets	32	19	(32)	19	—	—	—	38	38

Total current investments in Group companies and associates	5,168	4,838	(3,245)	814	(71)	—	—	7,504	7,516

(1)	Fair value at December 31, 2015 of Group companies and associates quoted in an active market (Telefônica Brasil, S.A.) was calculated taking the listing of the investments on the last day of the year; the rest of the shareholdings are stated at the value of discounted cash flows based on those entities’ business plans.

2014

Millions of euros	Opening balance	Additions	Disposals	Transfers	Exchange losses	Dividends	Hedges of a net investment	Closing balance	Fair value
Equity instruments (Net) (1)	58,155	3,549	—	(2,727)	—	(2)	148	59,123	131,415
Equity instruments (Cost)	80,107	4,728	—	(2,976)	—	(2)	148	82,005
Impairment losses	(21,952)	(1,179)	—	249	—	—	—	(22,882)
Loans to Group companies and associates	4,205	801	(12)	(1,789)	22	—	—	3,227	3,335
Other financial assets	20	14	—	(17)	—	—	—	17	17

Total non-current investment in Group companies and associates	62,380	4,364	(12)	(4,533)	22	(2)	148	62,367	134,767

Loans to Group companies and associates	5,956	4,302	(5,723)	482	14	—	—	5,031	5,031
Derivates	10	311	(216)	—	—	—	—	105	105
Other financial assets	26	19	(30)	17	—	—	—	32	32

Total current investments in Group companies and associates	5,992	4,632	(5,969)	499	14	—	—	5,168	5,168

(1)	Fair value at December 31, 2014 of Group companies and associates quoted in an active market (Telefônica Brasil, S.A.) was calculated taking the listing of the investments on the last day of the year; the rest of the shareholdings are stated at the value of discounted cash flows based on those entities’ business plans.

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Financial Statements

The most significant transactions occurred in 2015 and 2014 as well as their accounting impacts are described below:

2015

On March 24, 2015 Telefónica, S.A. signed an agreement with Hutchison to acquire Telefónica’s operations in the UK. As detailed in Notes 2 and 22, since the agreement date, the net carrying amount of the investment in Telefónica Europe, plc. subject to the transaction (13,189 million euros) was reclassified under “Non-current assets held for sale”. The investment write off in 2015 has been included under the same balance sheet caption amounting to 852 million euros (note 22). The write off adjustment in the income statements ended December 31, 2015 have been recognized under “Profit after tax from discontinued operations”. 2014 figure amounting to 2,500 million euros has been accordingly reclassified to the same caption.

Once the pertinent regulatory authorizations were obtained on April 27, 2015, and with the aim of raising the funds needed to complete the acquisition of Global Village Telecom, S.A. and its parent company GVT Participaçoes, S.A. the General Shareholdings’ Meeting of Telefônica Brasil, S.A. launched a capital increase of 15,812 million reales. Telefónica, S.A. subscribed 3,995 million reales (equivalent to 1.262 million euros). On the same date, and with the object of subscribing the above mentioned capital increase, SP Telecomunicaçoes Participaoes, Ltda approved a capital increase of 3,223 million reales. Telefónica, S.A. paid 1,270 million reales (equivalente to 401 million euros).

On June 24, 2015 and in compliance with the undertakings assumed in the agreement entered into for the acquisition of Global Village Telecom, S.A. (GVT), it has, through its 100% subsidiary Telco TE S.p.A., delivered 1,110 million ordinary shares of Telecom Italia S.p.A. (representing 8.2% of its ordinary shares ) to Vivendi, S.A. and has received from Vivendi, S.A. all the ordinary shares and part of the preferred shares of Telefônica Brasil S.A. that Vivendi S.A. received as consideration for the sale of GVT, which together represent 4.5% of the total share capital of Telefônica Brasil S.A. The fair value of Telecom Italia shares contributed to Vivendi has been calculated using the quoted price at the approval date amounting to 1,264 million euros. This same amount has been used to value the 4.5% additional investment in Telefônica Brasil, S.A.

On July 29, 2015, Telefónica, S.A. entered into an agreement with Vivendi, S.A. through which Telefónica has committed to deliver 46 million of its treasury shares in exchange for 58.4 million of Telefônica Brasil, S.A. shares, representing approximately 3.5% of the share capital of Telefónica Brasil, S.A. The execution of the agreement was performed on September 16, 2015 and valued at the quoted price of Telefónica’s shares at that date, 538 million euros.

As a consequence of the aforementioned transactions, the direct stake of Telefónica, S.A. in Telefônica Brasil, S.A. was increased to 29.77% and the stake at SP Telecommunicaçoes Participaçoes, Ltda is 39.4% of its capital.

On June 18, 2015 the public deed of Telco, S.p.A.’s spin off transaction was filed to the Companies Register. As a result of the process, Telecom Italia, S.p.A. ordinary shares owned by Telco, S.p.A. (equivalent to a 22.3% of the company’s share capital) were transferred to its stakeholders. Therefore, Telefónica, S.A. through a 100% owned newly incorporated subsidiary, Telco TE, S.p.A. received ordinary shares representing 14.72% of Telecom Italia’s share capital. In this same spin off process, Telco TE, S.p.A. registered the part of the liability that Telco, S.p.A. owed its stakeholders, pro-rata their percentage of ownership. The net book value of assets and liabilities registered was 603 million euros and it is included as “additions” in the table of movements above (Note 9.3).

On the other hand, Telco TE S.p.A. entered into a purchase agreement with a financing institution for the sale of 872 million ordinary shares of Telecom Italia S.p.A., representing 6.5% of the ordinary shares of this company, for an amount of 1,025 million euros.

Likewise, Telefónica has arranged several hedging instruments which will allow Telefónica to repurchase the shares of Telecom Italia S.p.A. that are necessary to meet its exchange obligations under the mandatory exchangeable bonds for shares of Telecom Italia S.p.A., issued by Telefónica, S.A. in July 2014.

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Financial Statements

Telefónica, S.A. has therefore ended the divesting process of its indirect stake at Telecom Italia, S.p.A., in accordance with the regulatory and competence requirements.

2014

On January 28th, 2014 Telefónica announced that after obtaining the relevant regulatory approval, the sale transaction of the 65.9% of the capital share of Telefónica Czech Republic, a.s. to PPF Group N.V.I. was completed. This concept was registered in 2013 balance under caption “Non-current assets held for sale” for an amount of 2,302 million euros.

On June 16, 2014 the three Italian shareholders of Telco, S.p.A. requested the initiation of the process of “demerger” (spin off) of the company, as provided in the Shareholders Agreement. Implementation of the demerger, approved by the General Meeting of Shareholders of Telco, S.p.A. held on July 9, 2014, was approved in 2015 by anti-trust and telecommunications authorities (including Brazil and Argentina).

At a meeting on December 22, 2014, the Brazilian telecommunications regulator (ANATEL) approved the demerger on condition of suspension of Telefónica’s voting rights in Telecom Italia, S.p.A. and its subsidiaries, among certain other measures. Telefónica agreed with the aforementioned suspension of voting rights and offered the presentation of a formal statement to ANATEL in this regard. Therefore, on the same date Telefónica ceased to have significant influence through its indirect holding in Telecom Italia, S.p.A. and reclassified this investment as an available-for-sale financial asset (see Note 9).

Other movements

Movement in “Transfers” in both 2015 and 2014 mainly includes the reclassification between long-term and current loans in accordance with the loan maturity schedule, as well as the reclassification under “Loans to third parties” of the bond and not yet due accrued interest of Telco, S.p.A.

In 2015 “Transfers” figure under the caption of “Equity Instruments” mainly corresponds to the reclassification of the net carrying amount of the investment in Telefónica Europe, plc as stated at the beginning of the Note amounting to 13,189 million euros. In addition, as of December 31, 2015, the Company has reached an agreement to sell its affiliated company Telefónica Gestión de Servicios Compartidos España, S.A.U. Therefore, the net carrying amount of this investment has also been included as “Held for sale assets” amounting to 8 million euros. On the other hand, the increase of the negative carrying amount of certain investments has been reclassified to the caption “Long Term Accruals” (31 million euros).

In 2014, movement in “Transfers” in “Equity instruments” caption refers to the net book value reclassification of the investment in Telco, S.p.A. (amounting to 358 million euros). Offsetting this figure, it is also included the reclassification to “Long term provisions” of the negative net book value of some investments in group companies totaling 131 million euros.

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Financial Statements

In 2015 and 2014, Telefónica, S.A. bought and sold the following shareholdings:

a) Acquisitions of investments and capital increases (Additions):

Millions of euros Companies	2015	2014
Telefônica Brasil, S.A.	3,064	—
Sao Paulo Telecommunicaçoes, S.A.	401	—
Telefónica Internacional, S.A.U.	2,157	—
Telfin Ireland, Ltd.	—	3,700
Telefónica de Contenidos, S.A.U.	—	400
Telefónica Digital Holdings, S.A.U.	399	268
Telefónica Finanzas México, S.A. de C.V.	—	138
Telco TE, S.p.A.	603	—
Telefónica Móviles México, S.A. de C.V.	110	56
Other companies	77	166

Total	6,811	4,728

2015

Transactions referring the investment increase in Telefônica Brasil, S.A. and Sao Paulo Telecommunicaçoes, S.A. have been detailed at the beginning of this Note.

On June 25, 2015 Telefónica Internacional, S.A.U. made a capital increase with share premium reserve amounting to 2,157 million euros totally subscribed and paid by the Company.

With the object of regaining equity balance, on February 26, 2015 Telefónica Digital Holding, S.A. increased its share capital subscribed in full with a loan capitalization of 156 million euros and proceeds in cash amounting to 175 million euros. Moreover, on November 18, 2015 and with the aim of enabling the fulfillment of its financing needs, the company has executed a capital increase of 68 million euros subscribed and paid in full by Telefónica, S.A.

The amount in the above chart regarding Telco TE, S.p.A. has been explained at the beginning of the Note.

In order to provide Telefónica México, S.A. de C.V. with the funds needed to cancel short term payments, in November and December the subsidiary has made several capital increases amounting to 2,000 million mexican pesos (110 million euros) fully subscribed and paid by its sole stakeholder, Telefónica, S.A.

2014

With the object of regaining equity balance, on January 16th, 2014 Telefónica Digital Holding, S.A.U. increased its share capital totally subscribed and paid by Telefónica, S.A. amounting 31 million euros. On October 2nd, 2014 an additional capital increase was completed totaling 237 million euros also totally subscribed and paid by Telefónica, S.A. with the same objective of regaining the equity balance of the company and its affiliates.

On January 22nd, 2014 Telefónica México, S.A. de C.V. completed a share capital increase amounting to 1,000 million Mexican pesos (56 million euros) fully subscribed by Telefónica, S.A.

On March 25, 2014 Telefónica Finanzas México, S.A. de C.V. has increased its share capital by 2,500 million Mexican pesos (138 million euros) fully subscribed and paid by Telefónica, S.A.

On July 7th, 2014, and within the framework of the purchase of the shares that Promotora de Informaciones, S.A. (PRISA) owns in Distribuidora de Televisión Digital, S.A. (DTS), Telefónica de Contenidos, S.A. increased its share capital in 300 million euros totally subscribed by Telefónica, S.A. With the aim of raising the funds needed to complete the acquisition of this investment once the relevant regulatory approvals are

Telefónica, S.A.    23

Financial Statements

achieved, on November 17th, the company increased its share capital in 100 million euros, fully subscribed and paid by Telefónica, S.A.

On August 1st and September 18th, Telefónica, S.A. completed two capital increases fully subscribed and paid in Telfin Ireland, Ltd totaling 2,900 million and 800 million euros, respectively, in order to provide the company with the funds needed to fulfill borrowing activities for other subsidiaries of the Telefónica Group such as Telefónica Deutschland and carry out their activities.

b) Disposals of investments and capital decreases:

The disposal in 2015 refers to the decrease and pay back of the share premium reserve of Phenix Investments, S.A. In 2014 there were no disposals.

8.2. Assessment of impairment of investments in group companies, joint ventures and associates

At each year end, the Company re-estimates the future cash flows derived from its investments in Group companies and associates. The estimate is made based on the discounted cash flows to be received from each subsidiary in its functional currency, net of the liabilities associated with each investment (mainly net borrowings and provisions), considering the percentage of ownership in each subsidiary and translated to euros at the official closing rate of each currency at December 31.

As a result of these estimations and the effect of the net investment hedge in 2015, an impairment provision of 4,457 million euros was recognized (1,179 million euros in 2014). This amount derives mainly from the following companies:

(a) write down of 1,872 million euros for Telefônica Brasil, S.A. (559 million euros in 2014) and 753 million euros for Sao Paulo Telecomunicaçoes, S.A. (176 million euros in 2014).

(b) write down of 233 million euros for Telefónica México, S.A. de C.V. (126 million euros in 2014).

(c) write down of 1,142 million euros for Telefónica Internacional, S.A.U., mainly originated by the impact in this subsidiary’s investments of the valuation of its 36,01% stake in Telefônica Brasil, S.A.

(d) write down of 123 million euros for Telcel, C.A. with no amount in 2014.

(e) write down of 267 million euros for Telefónica Digital Holding, S.A.U. (300 million euros in 2014).

The impairment provision in Telefónica Europe, plc is shown, in both 2015 and 2014 as indicated in Note 2 under the caption “Discontinued operations” (Note 22).

The valuation of Telefônica Brasil, S.A. and Sao Paulo Telecomunicaçoes, S.A. was bolstered by the acquisition of GVT in 2015. However, the improvement in operating numbers was significantly impacted by the financial volatility resulting from the country’s medium-term economic and political uncertainties.

These economic and financial tensions were felt mainly in the discount rate. As a result, the cost of capital in Brazil increased by 1 p.p. vs. 2014, in line with analysts’ expectations. This increase is the result of both higher costs of capital, mainly explained by the increase in the country’s risk premium, and higher costs of external finance. The performance of the Brazilian real also generated significant exchange rate losses in 2015, with a 32% depreciation of the currency compared to 2014.

With regard to the full-year growth rate for 2015 (5%), this was not significantly different to that applied in 2014, in line with the analysts’ consensus; a conservative approach has also been taken, considering that this rate is consistent with the Brazilian Central Bank’s medium-term inflation target (4.5%, within a band of ±2 p.p.), being below the consensus inflation rate expected by analysts over the Strategic Plan horizon (around 6%) and also lower than the forecast nominal GDP growth rate (around 7%). Conservative hypothesis have been used in accordance with analysts consensus.

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Financial Statements

Turning to the operational side, OIBDA margins over the Strategic Plan horizon have shown an average 1.5 p.p. improvement compared to last year’s forecasts. This performance, together with the OIBDA margin used for full-year growth (36%) and the investment rate required for long-term business continuity (16.3%) agrees with analysts’ forecasts. Moreover, the synergies deriving from the acquisition of GVT have been incorporated within the time range of the cash flow projections into the valuation, considering both incremental increases in revenues and estimated savings over the coming years.

8.3. The detail of subsidiaries and associates is shown in Appendix I.

8.4. Transactions protected for tax purposes

Transaction carried out in 2015 that qualify for special tax treatment, as defined in Articles 83 or 94, as applicable, of Chapter VIII of Title VII of Legislative Royal Decree 4/2004 of March 5 approving the Revised Spanish Corporate Income Tax Law, is detailed in the following paragraph. Transactions qualified for special tax treatment carried out in prior years are disclosed in the financial statements for those years.

On July 29, 2015, Telefónica, S.A. as sole stakeholder of Telefónica Gestión de Servicios Compartidos España, S.A.U., decided to partially spin off (with an effect in its share capital and reserves decrease) the activity of major investment management, and its contribution to a newly incorporated company named Telefónica Servicios Globales, S.L. On December 15, 2015 both spin off deed and new incorporation deed were filed in the Madrid Companies Register. Telefónica, S.A. as sole stakeholder of the spinned off subsidiary, has booked the investment in the new company by the net carrying amount of the assets transferred (14 million euros).

On May 25, 2015, Telefónica, S.A., the sole stakeholder of Taetel, S.L.U., resolved to approve the merger of this company with Venturini España, S.A.U. and Compañía de Inversiones y Teleservicios, S.A.U. The takeover merger deed was filed in the Madrid Companies Register on July, 16th 2015. Telefónica, S.A. has booked the increase of the investment in Taetel, S.L.U., at the net carrying amount of the two merged companies, Venturini España, S.A.U. (4 million euros) and Compañía de Inversiones y Teleservicios, S.A.U. (126 million euros).

On July 22, 2015, Telefónica de España, S.A.U., as sole stakeholder of Movistar Loyalty, S.L.U. resolved the merger of the company with the subsequent liquidation and and transfer en bloc of its assets and liabilities to Telefónica de España, S.A.U.., which will also acquires all its rights and obligations by universal succession. The takeover merger deed was filed in the Madrid Companies Register on October 6, 2015.

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Financial Statements

8.5. The breakdown and maturity of loans to Group companies and associates in 2015 and 2014 are follows:

2015

Millions of euros
Company	2016	2017	2018	2019	2020	2021 and subsequent years	Final balance, current and non-current
Telefónica Móviles España, S.A.U.	710	—	400	—	—	—	1,110
Telefónica Móviles México, S.A. de C.V.	255	623	—	—	—	—	878
Telefónica de Contenidos, S.A.U.	419	—	—	—	—	—	419
Telefónica de España, S.A.U.	371	165	—	550	—	—	1,086
Telefónica Global Technology, S.A.U.	18	—	—	17	68	97	200
Telfin Ireland, Ltd.	455	—	—	—	—	—	455
Telefónica Internacional, S.A.U.	3,632	—	—	—	—	—	3,632
Telefónica Latinoamerica Holding, S.L.	1,039	—	—	—	—	—	1,039
Telefônica Brasil, S.A.	111	—	—	—	—	—	111
Other companies	416	69	178	29	55	62	809

Total	7,426	857	578	596	123	159	9,739

2014

Millions of euros
Company	2015	2016	2017	2018	2019	2020 and subsequent years	Final balance, current and non-current
Telefónica Móviles España, S.A.U.	276	638	—	400	—	—	1,314
Telefónica Móviles México, S.A. de C.V.	226	654	—	—	—	—	880
Telefónica de Contenidos, S.A.U.	419	—	—	—	—	—	419
Telefónica de España, S.A.U.	471	—	165	—	550	—	1,186
Telefónica Global Technology, S.A.U.	4	—	—	—	21	177	202
Telefónica Emisiones, S.A.U.	138	—	—	—	—	—	138
Telefónica Digital Holding, S.A.U.	—	155	—	—	—	—	155
Telefónica Internacional, S.A.U.	3,272	—	—	—	—	—	3,272
Other companies	225	106	29	203	36	93	692

Total	5,031	1,553	194	603	607	270	8,258

Telefónica, S.A.    26

Financial Statements

The main loans granted to Group and associated companies are described below:

•	The financing extended to Telefónica Móviles España, S.A.U. in 2015 and 2014 consists of two loans for 638 million euros and 400 million euros, with maturity date in 2016 and 2018, respectively, and formalised in 2013 to enable this company to meet its payment obligations. These credits have 4 million euros of accrued interest receivable.

Moreover, 68 million euros of taxes are receivable from this subsidiary for its tax expense declared in the consolidated tax return (272 million euros in 2014).

At December 31, 2015, the account receivable with Telefónica Móviles México, S.A. de C.V. amounts to 11,697 million Mexican pesos, equivalent to 623 million euros (11,697 million Mexican pesos, equivalent to 654 million euros in 2014). This consideration is recognised as non-current pursuant to the expected collection date at the reporting date. At December 31, 2015, accrued interest receivable totals 255 million euros (226 million euros in 2014), which forms part of the current balance receivable.

•	At December 31, 2015, the account receivable with Telefónica de Contenidos, S.A.U. is broken down as follows:

a)	A 340 million-euro participating loan awarded in 2013 and maturity date in May 2015 that has been extended until May 2016 with the same principal amount and conditions, all of which has been drawn down. Interest on this loan is calculated according to the performance of Telefónica de Contenidos, S.A.U. At December 31, 2015 and 2014, no accrued interest is outstanding.

b)	A 79 million-euro participating loan extended in 2005 and maturing in 2015, which has also been extended until May 2016 with the same principal amount and conditions, all of which has been drawn down.

•	The 2015 balance for Telefónica de España, S.A.U. consists of a 550 million euros credit facility granted and drawn down in full in November 2014 and maturing in 2019, and a credit facility of 165 million euros maturing in 2017. Additionally, there is also a balance of 370 million euros comprising tax receivables from the subsidiary for its tax expense declared in the consolidated tax return (470 million euros in 2014) and accrued interest of 1 million euros.

•	At December 31, 2015, the account receivable from Telefónica Global Technology, S.A.U. consists of a number of long-term financing agreements under participating loans which bear interest based on the business performance of the company, with an outstanding balance at December 31, 2015 of 182 million euros (202 million euros in 2014). There are 18 million euros of interest accrued and not paid included in the chart.

•	During January and February 2014, according to their maturity schedule, Telefónica Emisiones S.A.U. bonds totaling 153 million euros and 57 million pounds sterling (equivalent to 69 million euros) were cancelled. The remaining bonds (136 million euros), were booked as short term financial assets according to their maturity schedule have been fully cancelled in the first half of 2015.

•	On December, 30, 2015, General Shareholders’ Meeting of Telfin Ireland, Ltd. approved a dividend distribution totaling 455 million euros. Out of this amount, 275 million euros correspond to an unrestricted reserve distribution and 180 million are an interim dividend distribution. Both amounts are registered as short term financial receivables at the closing date of these annual accounts.

•

In 2015 the General Shareholders’ Meeting of Telefónica Internacional, S.A.U. approved the distribution of 1,000 million euros against unrestricted reserves. The amount has been registered as short term financial receivables. In 2015 Telefónica Internacional, S.A.U. has partially cancelled the outstanding amount of dividends from 2014 by the assignment of a loan granted to Telefónica Latinoamérica Holding, S.L.amounting to 709 million euros (706 million as principal

Telefónica, S.A.    27

Financial Statements

and 3 million of accrued interest). At the date of these annual accounts this financial account receivable has not been cancelled.

In 2014 the General Shareholders’ Meeting of Telefónica Internacional, S.A.U. approved the distribution of 3,238 million euros against unrestricted reserves. The amount was registered as short term financial receivables.

Moreover, 103 million euros of taxes are receivable from this subsidiary for its tax expense declared in the consolidated tax return (34 million euros in 2014).

•	In addition to the assignment of the loan granted to Telefónica Latinoamérica Holding, S.L. by Telefónica Internacional, S.A.U. detailed in the previous paragraphs, in December 2015 the Company has approved a dividend distribution charged against unrestricted reserves of 341 million euros. This amount has been partially offset by tax balances due to the subsidiary, and therefore the outstanding balance at year-end is 1,039 million euros.

The Company has also extended 597 million euros (825 million euros in 2014) of loans in connection with the taxation of Telefónica, S.A. as the head of the tax group pursuant to the consolidated tax regime applicable to corporate groups (see Note 17). The most significant amounts have already been disclosed through this Note. All these amounts fall due in the short term.

Disposals of current loans to group companies and associates includes the cancellation of balances receivable from subsidiaries on account of their membership of Telefónica, S.A.’s tax group totaling 825 million euros (355 million euros in 2014).

Total accrued interest receivable at December 31, 2015 included under “Current loans to group companies and associates” amounted to 271 million euros (234 million euros in 2014).

8.6. Other financial assets with Group companies and associates

This includes rights to collect amounts from other Group companies related to share-based payment plans involving Telefónica, S.A. shares offered by subsidiaries to their employees maturing in 2016, 2017 and 2018 (see Note 19.3).

Telefónica, S.A.    28

Financial Statements

Note 9. Financial investments

9.1. The breakdown of “Financial investments” at December 31, 2015 and 2014 is as follows:

2015

	Assets at fair value							Assets at amortized cost
					Measurement hierarchy

Millions of euros	Available-for-sale financial assets	Financial assets held for trading	Hedges	Subtotal assets at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on observable market data	Loans and receivables	Other financial assets	Subtotal assets at amortized cost	Subtotal liabilities at fair value	Total carrying amount	Total fair value
Non-current financial investments	384	2,339	2,299	5,022	384	4,638	—	41	10	51	51	5,073	5,073
Equity instruments	384	—	—	384	384	—	—	—	—	—	—	384	384
Derivatives (Note 16)	—	2,339	2,299	4,638	—	4,638	—	—	—	—	—	4,638	4,638
Loans to third parties and other financial assets	—	—	—	—	—	—	—	41	10	51	51	51	51
Current financial investments	—	590	1,406	1,996	—	1,996	—	60	4	64	64	2,060	2,060
Loans to third parties	—	—	—	—	—	—	—	60	4	64	64	64	64
Derivatives (Note 16)	—	590	1,406	1,996	—	1,996	—	—	—	—	—	1,996	1,996

Total financial investments	384	2,929	3,705	7,018	384	6,634	—	101	14	115	115	7,133	7,133

Telefónica, S.A.    29

Financial Statements

2014

	Assets at fair value							Assets at amortized cost
					Measurement hierarchy

Millions of euros	Available-for-sale financial assets	Financial assets held for trading	Hedges	Subtotal assets at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on observable market data	Loans and receivables	Other financial assets	Subtotal assets at amortized cost	Subtotal liabilities at fair value	Total carrying amount	Total fair value
Non-current financial investments	483	2,457	2,541	5,481	483	4,998	—	217	11	228	236	5,709	5,717
Equity instruments	483	—	—	483	483	—	—	—	—	—	—	483	483
Derivatives (Note 16)	—	2,457	2,541	4,998	—	4,998	—	—	—	—	—	4,998	4,998
Loans to third parties and other financial assets	—	—	—	—	—	—	—	217	11	228	236	228	236
Current financial investments	—	250	238	488	—	488	—	1,399	54	1,453	1,447	1,941	1,935
Loans to third parties	—	—	—	—	—	—	—	1,399	54	1,453	1,447	1,453	1,447
Derivatives (Note 16)	—	250	238	488	—	488	—	—	—	—	—	488	488

Total financial investments	483	2,707	2,779	5,969	483	5,486	—	1,616	65	1,681	1,683	7,650	7,652

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

The calculation of the fair values of the Company’s financial debt instruments required an estimate for each currency of a credit spread curve using the prices of the Company’s bonds and credit derivatives.

Telefónica, S.A.    30

Financial Statements

9.2 Held-for-trading financial assets and hedges

These two categories include the fair value of outstanding derivate financial instruments at December 31, 2015 and 2014 (see Note 16).

9.3 Available-for-sale financial assets.

This category mainly includes the fair value of investments in listed companies (equity instruments) over which the Company does not have significant control or influence. The movement of items composing this category at December 31, 2015 and 2014 are as follows:

December 31, 2015

Millions of euros	Opening balance	Additions	Disposals	Other movements	Fair value adjustments	Closing balance
Banco Bilbao Vizcaya Argentaria, S.A.	347	—	—	(10)	(39)	298
Telefónica Czech Republic, a.s.	—	—	—	—	—	—
Telco, S.p.A.	73	—	(603)	15	515	—
Other companies	63	32	—	—	(9)	86

Total	483	32	(603)	5	467	384

December 31, 2014

Millions of euros	Opening balance	Additions	Disposals	Other movements	Fair value adjustments	Closing balance
Banco Bilbao Vizcaya Argentaria, S.A.	382	—	—	(14)	(21)	347
Telefónica Czech Republic, a.s.	166	—	(160)	—	(6)	—
Telco, S.p.A.	—	—	(270)	358	(15)	73
Other companies	43	37	—	—	(17)	63

Total	591	37	(430)	344	(59)	483

As a result of the loss of significant influence in its indirect investment in Telecom Italia, S.p.A., as reported at the beginning of Note 8, in December 2014 the net carrying amount of the investment in Telco, S.p.A. was registered under this caption, having been previously recognized as associated company. At this same moment, the Company reviewed the value of this investment, booking it at the quoted price of Telecom Italia’s shares (0.89 euro per share) minus Telco’s debt. As a result of the valuation, 270 million euros of Financial Expense, third parties were registered (See Note 19.9).

The revaluation in the quotation of Telecom Italia, S.p.A.’s shares since January 2015 until the spin off date is shown under “Fair Value adjustments” column of the charts above. In June 2015, the spin off deed of Telco, S.p.A. was filed to the Companies Register. After this spin off, the net book value of the assets and liabilities of the company that according to the percentage of ownership corresponded pro-rata to Telefónica, S.A., were transferred to a newly incorporated subsidiary, Telco TE, S.p.A. as indicated in Note 8. This transaction is registered as “Disposal” in 2015 chart of movements and has originated a financial revenue of 500 million euros (see Note 19).

The impacts shown in the column “Fair value adjustments” on both years include the fair value adjustment, net of tax effect of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA). These impacts are registered in the Equity of the Company (Note 11.2.). The effect, recorded both in 2015 and 2014 under “other movements”, relates to the sale of rights to scrip dividends that the bank distributed in both years.

Telefónica, S.A.    31

Financial Statements

At December 31, 2015 Telefónica, S.A.‘s investment in BBVA represents 0.69% of that company’s share capital.

The investment in Telefónica Czech Republic, a.s. was sold in October 2014 for an amount of 160 million euros. The result of the transaction has been recognised as financial result of the Company.

9.4 Other financial assets and loans to third parties

The breakdown of investments included in this category at December 31, 2015 and 2014 is as follows:

Millions of euros	2015	2014
Other non-current financial assets:
Loans to third parties	41	217
Guarantees given	10	11
Other non-current financial assets	—	0
Other current financial assets:
Loans to third parties	60	1,399
Other current financial assets	4	54

Total	115	1,681

9.4.1 Loans to third parties

The full amount within non-current loans in 2014 was the deferred account receivable generated from the sale of Telefónica Czech Republic, a.s. completed on January 28, 2014. This same item amounted to 86 million euros as current loans. In November 2015, the Company agreed with PPF Group, N.V.I. an early prepayment of the total outstanding amount.

On February 27, 2015 Telco, S.p.A. reimbursed the total amounts of bank liabilities and bonds with the proceeds from its shareholders (2,555 million euros of which 1,687 million corresponded pro-rata to Telefónica, S.A.). After the spin off process of Telco, S.p.A. previously mentioned, the liability of the shareholders’ loan was transferred to Telco TE, S.p.A. In June 2015, this loan was completely cancelled. In 2014, the same concept was shown as loans to third parties.

In June 2015, when the sale of the shares of Telecom Italia, S.p.A. was completed (see Note 8), Telefónica arranged several hedging instruments which will allow Telefónica to repurchase the shares of Telecom Italia, S.p.A. that are necessary to meet its exchange obligations under the mandatory exchangeable bonds for shares of Telecom Italia S.p.A. (see Note 13). This “Equity Swap” contract envisages a premium for Telefónica, S.A. that it is being quaterly cashed until the contract vesting in 2017. The pending amounts are registered in the balance sheet according to its maturity schedule. As of December 31, 2015 there are 41 million euros as long term loans to third parties and 55 million euros as short term loans to third parties.

Telefónica, S.A.    32

Financial Statements

Note 10. Trade and other receivables

The breakdown of “Trade and other receivables” at December 31, 2015 and 2014 is as follows:

Millions of euros	2015	2014
Trade receivables	10	2
Trade receivables from Group companies and associates	295	422
Other receivables	1	1
Employee benefits receivable	2	2
Tax receivables (Note 17)	286	654

Total	594	1,081

“Trade receivables from Group companies and associates” mainly includes amounts receivable from subsidiaries for the impact of the rights to use the Telefónica brand and the monthly office rental fees (see Note 7).

“Trade receivables” and “Trade receivables from Group companies and associates” in 2015 and 2014 include balances in foreign currency equivalent to 150 million and 267 million euros, respectively. In both years these amounts relate entirely to receivables in US dollars.

These balances gave rise to exchange gains in the income statement of approximately 22 million euros in 2015 (2 million euros of exchange gains in 2014).

Telefónica, S.A.    33

Financial Statements

Note 11. Equity

11.1 Capital and reserves

a) Share capital

2015

On April 20, 2015, the public deed evidencing the share capital increase granted by Telefónica, S.A. was registered with the Commercial Registry of Madrid for a nominal value of 281,213,184 million euros recorded as “share capital”. The difference with the effective amount issued, amounting 3,048,350,914.56 million euros was recorded as Share premium.

On July 24, 2015, the public deed of the share capital reduction was registered, cancelling 74,076,263 of the own shares, reducing the company’s share capital by 74,076,263 euros.

On December 10, 2015, the need of a share capital increase of 110,857,946 euros was executed, during which 110,857,946 ordinary share with a par value of 1 euro each were issued, with a charge to reserves, as part of the scrip dividend shareholder remuneration deal. Share capital amounts to 4,975,199,197 euros subsequence to this increase.

At December 31, 2015, Telefónica, S.A.’s share capital amounted to 4,975,199,197 euros and consisted of 4,975,199,197 fully paid ordinary shares of a single series, par value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the “Ibex 35” Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the London and Buenos Aires Stock Exchanges, and on the New York and Lima Stock Exchanges, through American Depositary Shares (‘ADSs’).

2014

On December 9, 2014, the deed of a share capital increase of 106,179,744 euros was executed, during which 106,179,744 ordinary shares with a par value of 1 euro each were issued, with a charge to reserves, as part of the scrip dividend shareholder remuneration deal. Share capital amounts to 4,657,204,330 euros subsequent to this increase.

Authorizations by Shareholders’ Meeting

With respect to authorizations given regarding share capital, on June 12, 2015, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors, at its discretion and in accordance with the Company’s needs, to increase the Company’s capital, once or several times, within a maximum period of five years from that date, up to a maximum nominal increase of 2,469,208,757 euros, equivalent to half of Telefónica, S.A.’s share capital at that date, by issuing and placing new shares, -with or without a share premium, and, in all cases, in exchange for cash, expressly considering the possibility that the new shares may not be fully subscribed. The Board of Directors was also empowered to exclude, partially or fully, pre-emptive subscription rights under the terms of Section 506 of the Spanish Enterprises Act. However, the power to exclude preemptive rights is limited to 20% of the Company’s share capital on the date of adoption of this resolution.

Furthermore, on May 30, 2014, shareholders voted to authorize the acquisition by the Board of Directors of Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum period of five years from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time (currently 10% of Telefónica, S.A.’s share capital).

In addition, at the May 30, 2014 Shareholders’ Meeting, authorization was given for the Board of Directors to issue debentures, bonds, notes and other fixed-income securities and hybrid instruments, including preferred shares at one or several times within a maximum period of five years from that date. These securities may be

Telefónica, S.A.    34

Financial Statements

in the form of debentures, bonds, promissory notes or any other kind of fixed-income security, or debt instruments of similar category or hybrid instruments whatever may be the forms admitted in law, plain or, in the case of debentures, bonds and hybrid instruments convertible into shares of the Company and/or exchangeable for shares of any of the Group companies, or any other company. This delegation also includes warrants or other similar securities that might give the right to directly or indirectly subscribe or acquire shares of the Company, whether newly issued or outstanding, and which may be paid for by physical delivery or by offset. The aggregated amount of the issuance(s) of securities approved under this delegation of powers may not exceed, at any given time, the sum of 25,000 million or the equivalent in another currency. For promissory notes, the outstanding balance of promissory notes issued under the authorization will be calculated for purposes of the aforementioned limit. Also for purposes of the foregoing limit, in the case of warrants, the sum of the premiums and exercise prices of the warrants for each issuance that is approved under the delegation shall be taken into account.

At December 31, 2015 and 2014, Telefónica, S.A. held the following treasury shares:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value (1)%
Treasury shares at 12/31/15	141,639,159	11.69	10.24	1,450	2.84690%

(1)	Millions of euros

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value (1)%
Treasury shares at 12/31/14	128,227,971	11.68	11.92	1,528	2.75332%

(1)	Millions of euros

The movement in treasury shares of Telefónica, S.A. in 2015 and 2014 is as follows:

Number of shares
Treasury shares at 12/31/13	29,411,832
Acquisitions	100,723,415
Disposals	(129,177)
GESP share plan delivery	(1,778,099)
Treasury shares at 12/31/14	128,227,971
Acquisitions	138,036,450
Disposals	(47,824,300)
Share redemption	(74,076,263)
PIP II share plan delivery (Note 19.3)	(2,724,699)
Treasury shares at 12/31/15	141,639,159

Acquisitions

The amount of the acquisitions of treasury shares in 2015 and 2014 was 1,654 million euros and 1,176 million euros, respectively.

Share redemption and disposals

On July 24, 2015, pursuant to the resolution of the share capital reduction, by the cancellation of own shares, adopted by the Annual General Shareholders’ Meeting of Telefónica held on June 12, 2015, and following the execution agreement adopted by the Board of Directors of the Company, the public deed of this share capital reduction was registered in the Madrid Mercantile Registry (Registro Mercantil). Therefore, 74,076,263 of the

Telefónica, S.A.    35

Financial Statements

own shares of Telefónica, S.A. totalling 886 million euros have been cancelled, reducing the company’s share capital by 74 million euros.

Treasury shares sold in 2015 and 2014 amounted to 593 million euros and 1 million euros, respectively. The main treasury share sale transaction was on July 29, 2015 when Telefónica, S.A. entered into an agreement with Vivendi, S.A. through which Telefónica has committed to deliver 46.0 million of its treasury shares, in exchange for 58.4 million preferred shares of Telefônica Brasil, S.A. (received by Vivendi, S.A. in the context of the acquisition of GVT Participaçoes, S.A.), representing 3.5% of the share capital of Telefônica Brasil, S.A. (See Note 8). The impact in equity amounts to 555 million euros.

On June 30, 2015, the second phase of the Telefónica, S.A. long-term incentive plan called “Performance and Investment Plan 2012-2015” (“PIP 2012-2015”) ended. According to the level of “Total Shareholder Return” (TSR) achieved, 77%, 2,724,699 shares were delivered. In addition to these disposals, on November 28, 2014, 1,778,099 shares were delivered to Group employees when the second phase of the Global Employee Share Plan (“the GESP”) matured.

Options on treasury shares

At December 31, 2015, all the contracts of call option on treasury shares subject to physical delivery at a fixed price have reached the maturity date or have been executed (76 million options on treasury shares at December 31, 2014), which were presented as a reduction in equity under the caption “Treasury shares”. These contracts were valued, in previous periods, at the amount of premium paid, and upon maturity if the call options were exercised the premium was reclassified as treasury shares together with the price paid. If they were not exercised upon maturity their value was recognized directly in equity.

The Company also has a derivative instrument, to be settled by offset, on a nominal value equivalent to 33,8 million of Telefónica shares in 2015 (32 million shares in 2014), recognized in both years under “Current interest-bearing debt” in the accompanying balance sheet.

b) Legal reserve

According to the text of the Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2014, the Company had duly set aside this reserve. After the capital increase carried forward in 2015, the Company needs to increase the legal reserve by 11 million euros. The proposed appropriation of profit (see Note 3) includes an allocation of the 10% of 2015 net profit (1 million euros) regarding this concept.

c) Other reserves

“Other reserves” includes:

•	The “Revaluation reserve” which arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7. The revaluation reserve may be used, free of tax, to offset any losses incurred in the future and to increase capital. From January 1, 2007, it may be allocated to unrestricted reserves, provided that the capital gain has been realized. The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, at the end of 2015 and 2014, an amount of 8 million euros corresponding to revaluations reserves subsequently considered unrestricted has been reclassified to “Other reserves” in both periods. The balance of this reserve at December 31, 2015 and 2014 was 93 million euros and 101 million euros, respectively.

•

Reserve for cancelled share capital: In accordance with Section 335.c) of the Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital it records a reserve for cancelled share capital for an

Telefónica, S.A.    36

Financial Statements

amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. In 2015 a new reserve for cancelled capital share amounting to 74 million euros has been created. The cumulative amount of the reserve for cancelled share capital at December 31, 2015 and 2014 was 656 and 582 million euros, respectively.

•	Pursuant to the provisions of Royal Decree 1514/2007, since 2008, after the distribution of profits for each year, the Company sets aside a non-distributable reserve of 2 million euros for goodwill amortization. The balance of this reserve at December 31, 2015 was 12 million euros. The proposed appropriation of 2015 profit (see Note 3) includes an allocation of 2 million euros to this restricted reserve.

•	In addition to the restricted reserves explained above, “Other reserves” includes unrestricted reserves from gains obtained by the Company in prior years.

d) Dividends

Dividends paid in 2015

Approval was given at the Board of Directors’ Meeting of April 29, 2015 to pay a gross 0.4 euros dividend per outstanding share against 2015 profit. This dividend was paid on May 12, 2015 and the total gross amount paid was 1,912 million euros.

At its meeting held on November 13, 2015, the Executive Commission of Telefonica, S.A.’s Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend, approved by the Annual General Shareholder´s Meeting held on June 12, 2015.

Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of fifteen calendar days. Once this trading period ended, the shareholders of 20.01% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment to these shareholders was made on December 7, 2015, representing an impact in equity of 337 million euros.

The shareholders of 79.99% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. Nevertheless, Telefónica, S.A. has waived the subscription of new shares corresponding to its treasury shares, so the final number of shares issued in the capital increase was 110,857,946 shares with a nominal value of 1 euro each.

Dividends paid in 2014

The Board of Directors’ at its meeting of April 25th, 2014 approved the payment of an interim dividend of 0.4 euros per share outstanding. The dividend was paid on May 7th, 2014 and the total amount paid was 1,790 million euros.

The Executive Commission of Telefonica, S.A. Board of Directors, at its meeting held on November 14, 2014, agreed to carry out the execution of the free-of-charge capital increase, related to the shareholders compensation by means of a scrip dividend, approved by the Annual General Shareholder´s Meeting held on May 30, 2014.

After this approval, each shareholder received one free allotment right for each Telefónica Share held. Such free allotment rights were traded on the continuous Market in Spain during a period of fifteen calendar days.

Once this trading period ended, the shareholders of 15.8% of the free-of-charge allotment rights have accepted the purchase commitment assumed by Telefónica, S.A. Cash payment to these shareholders was carried into effect on December 8, 2014, assuming an impact on equity of 242 million euros.

The shareholders of 84.2% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. Nevertheless, Telefónica, S.A. has waived the subscription of new shares that

Telefónica, S.A.    37

Financial Statements

correspond to the treasury shares, so the final number of shares issued in the capital increase was 106,179,744 shares with a nominal value of 1 euro each.

e) Other equity instruments

On September 24, 2014, Telefónica Participaciones, S.A.U., issued 1,500 million euros of bonds necessarily convertible into new and/or existing shares of Telefónica, S.A. at a nominal fixed interest rate of 4.9%, due on September 25, 2017, guaranteed by Telefónica, S.A. The notes could be converted at the option of the noteholders or the issuer at any time from the 41st day after the Issue Date up to the 25th trading day prior to the Maturity Date. The minimum conversion price of the notes will be equal to 11.9 euros per share and the maximum conversion price will be equal to 14.5775 euros per share, resulting in a premium equal to 22.5% over the minimum conversion price.

On the same date, Telefónica, S.A. issued bonds with the same amount and characteristics of the previously detailed bond and a derivative instrument (warrant) in order to hedge the conversion price of the bonds. These bonds were wholly acquired by Telefónica Participaciones, S.A.U. In the balance sheet of Telefónica, S.A. the present value of the coupons was recorded as debt (See Note 15), the warrant was accounted as long term liabilities to group companies (see Note 16) and the remaining amount of 1,206 million euros has been recorded as “other net equity instruments”.

11.2 Unrealized gains (losses) reserve

The movements in the items composing “Unrealized gains (losses) reserve” in 2015 and 2014 are as follows:

2015

Millions of euros	Opening balance	Valuation at market value	Tax effect of additions	Amounts transferred to income statement	Tax effect of transfers	Closing balance
Available-for-sale financial assets (Note 9.3)	20	467	(130)	(481)	135	11
Cash flow hedges (Note 16)	(1,084)	380	(137)	56	(16)	(801)

Total	(1,064)	847	(267)	(425)	119	(790)

2014

Millions of euros	Opening balance	Valuation at market value	Tax effect of additions	Amounts transferred to income statement	Tax effect of transfers	Closing balance
Available-for-sale financial assets (Note 9.3)	49	(59)	17	19	(6)	20
Cash flow hedges (Note 16)	(880)	(411)	93	163	(49)	(1,084)

Total	(831)	(470)	110	182	(55)	(1,064)

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Financial Statements

Note 12. Financial liabilities

The breakdown of “Financial liabilities” at December 31, 2015 and 2014 is as follows:

2015

	LIABILITIES AT FAIR VALUE
				MEASUREMENT HIERARCHY			LIABILITIES AT AMORTIZED COST
Millions of euros	Financial liabilities held for trading	Hedges	Subtotal financial liabilities at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on other directly observable market data	Trade and other payables	Subtotal liabilities at fair value	TOTAL CARRYING AMOUNT	TOTAL FAIR VALUE
Non-current financial liabilities	2,361	486	2,847	—	2,847	—	42,446	44,868	45,293	47,715
Payable to Group companies and associates	—	—	—	—	—	—	36,683	39,109	36,683	39,109
Bank borrowings	—	—	—	—	—	—	4,825	4,805	4,825	4,805
Bonds and other marketable debt securities	—	—	—	—	—	—	800	816	800	816
Derivatives (Note 16)	2,361	486	2,847	—	2,847	—	—	—	2,847	2,847
Other financial liabilities	—	—	—	—	—	—	138	138	138	138
Current financial liabilities	236	38	274	—	274	—	14,571	13,853	14,845	14,127
Payable to Group companies and associates	—	—	—	—	—	—	13,217	12,502	13,217	12,502
Bank borrowings	—	—	—	—	—	—	1,269	1,265	1,269	1,265
Bonds and other marketable debt securities	—	—	—	—	—	—	85	86	85	86
Derivatives (Note 16)	236	38	274	—	274	—	—	—	274	274

Total financial liabilities	2,597	524	3,121	—	3,121	—	57,017	58,721	60,138	61,842

Telefónica, S.A.    39

Financial Statements

2014

	LIABILITIES AT FAIR VALUE
				MEASUREMENT HIERARCHY			LIABILITIES AT AMORTIZED COST
Millions of euros	Financial liabilities held for trading	Hedges	Subtotal financial liabilities at fair value	Level 1: quoted prices	Level 2: Estimates based on other directly observable market inputs	Level 3: Estimates not based on other directly observable market data	Trade and other payables	Subtotal liabilities at fair value	TOTAL CARRYING AMOUNT	TOTAL FAIR VALUE
Non-current financial liabilities	2,322	800	3,122	—	3,122	—	45,675	50,313	48,797	53,435
Payable to Group companies and associates	—	—	—	—	—	—	40,728	45,287	40,728	45,287
Bank borrowings	—	—	—	—	—	—	4,027	4,070	4,027	4,070
Bonds and other marketable debt securities	—	—	—	—	—	—	831	867	831	867
Derivatives (Note 16)	2,322	800	3,122	—	3,122	—	—	—	3,122	3,122
Other financial liabilities	—	—	—	—	—	—	89	89	89	89
Current financial liabilities	264	101	365	—	365	—	12,538	11,930	12,903	12,295
Payable to Group companies and associates	—	—	—	—	—	—	11,702	11,107	11,702	11,107
Bank borrowings	—	—	—	—	—	—	759	760	759	760
Bonds and other marketable debt securities	—	—	—	—	—	—	77	63	77	63
Derivatives (Note 16)	264	101	365	—	365	—	—	—	365	365
Other financial liabilities	—	—	—	—	—	—	—	—	—	—

Total financial liabilities	2,586	901	3,487	—	3,487	—	58,213	62,243	61,700	65,730

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

The calculation of the fair values of the Company’s financial debt instruments required an estimate for each currency of a credit spread curve using the prices of the Company’s bonds and credit derivatives.

Telefónica, S.A.    40

Financial Statements

Note 13. Bonds and other marketable debt securities

13.1 The balances and movements in issues of debentures, bonds and commercial paper at December 31, 2015 and 2014 are as follows:

2015

Millions of euros	Non-convertible debentures and bonds	Other marketable debt securities	Total
Opening balance	902	6	908
Additions	—	83	83
Depreciation and amortization	(50)	(24)	(74)
Revaluation and other movements	(32)	—	(32)
Closing balance	820	65	885
Details of maturities:
Non-current	800	—	800
Current	20	65	85

2014

Millions of euros	Non-convertible debentures and bonds	Other marketable debt securities	Total
Opening balance	761	359	1,120
Additions	750	6	756
Depreciation and amortization	(613)	(361)	(974)
Revaluation and other movements	4	2	6
Closing balance	902	6	908
Details of maturities:
Non-current	831	—	831
Current	71	6	77

In March 2015, in accordance with its maturity schedule, the Company cancelled the bonds issued in 2000. This movement is included as “Disposals” in the column of Non-convertible debentures and bonds of the 2015 chart of movements.

The additions shown in the table of movements for 2014 in the column “Non-convertible debentures and bonds” referred to Telefónica’s bond issuance made on July 24, 2014 amounting to 750 million euros. The bonds were mandatorily exchangeable into ordinary shares of Telecom Italia, S.p.A, maturing on July 24, 2017. The bonds might be exchanged in advance of the transfer of the shares, except under certain circumstances where the company might opt to redeem the bonds in cash.

Telefónica, S.A.    41

Financial Statements

Maturities of the nominal amounts of debenture and bond issues at December 31, 2015 and 2014 are as follows:

2015

Millions of euros			Maturity
Name	Interest rate	% interest rate	2016	2017	2018	2019	2020	Subsequent years	TOTAL
DEBENTURES AND BONDS:
Bonds exchangeable into Telecom Italia shares	FIXED	6.00%	—	750	—	—	—	—	750

Total issues			—	750	—	—	—	—	750

2014

Millions of euros				Maturity
Name	Interest rate	% interest rate		2015	2016	2017	2018	2019	Subsequent years	TOTAL
DEBENTURES AND BONDS:
MARCH 00	FLOATING	2.80	%(*)	50	—	—	—	—	—	50
Bonds exchangeable into Telecom Italia shares	FIXED	6.00%		—	—	750	—	—	—	750

Total issues				50	—	750	—	—	—	800

(*)	The applicable interest rate (floating, set annually) is the sterling 10-year swap rate multiplied by 1.0225.

13.2 At December 31, 2015, Telefónica, S.A. had a corporate promissory note program registered with the CNMV, with the following features:

Millions of euros Amount	Placement system	Nominal amount of the Promissory notes	Terms of the Promissory notes	Placement

500 million; can be increased to 2,000 million	Auctions	100,000 euros	30, 60, 90, 180, 365, 540 and 731 days	Competitive auctions
	Tailored	100,000 euros	Between 3 and 731 days	Specific transactions

At December 31, 2015 the outstanding balance on this promissory note program was 65 million euros (6 million euros in 2014).

13.3 The average interest rate during 2015 on debentures and bonds outstanding during the year was 5.96% (5.15% in 2014) and the average interest rate on corporate promissory notes was 0.14% (0.43% in 2014).

Telefónica, S.A.    42

Financial Statements

Note 14. Interest-bearing debt and derivates

14.1 The balances at December 31, 2015 and 2014 are as follows:

December 31, 2015

Millions of euros
Item	Current	Non-current	Total
Loans with financial entities	1,269	4,825	6,094
Derivative financial liabilities (Note 16)	274	2,847	3,121

Total	1,543	7,672	9,215

December 31, 2014

Millions of euros
Item	Current	Non-current	Total
Loans with financial entities	759	4,027	4,786
Derivative financial liabilities (Note 16)	365	3,122	3,487

Total	1,124	7,149	8,273

14.2 The nominal values of the main interest-bearing debts at December 31, 2015 and 2014 are as follows:

Description	Value Date	Marturity Date		Currency	Limit 12/31/15 (millions)	Balance (million of euros)
Structured financing*	05/03/11	07/30/21		USD	247	226
Structured financing*	02/22/13	01/31/23		USD	786	722
Structured financing*	08/01/13	10/31/23		USD	618	447
Syndicated facility	02/18/14	02/18/19	(1)	EUR	3,000	700
Bilateral*	06/26/14	06/26/18	(2)	EUR	1,500	1,500
Syndicated facility	02/19/15	02/19/20	(3)	EUR	2,500	500
Bilateral	06/30/15	06/30/20		EUR	200	200
Syndicated facility	11/17/15	02/17/18		EUR	3,000	—
Structured financing*	12/11/15	03/11/26		USD	750	—
Structured financing*	12/11/15	03/11/26		EUR	500	—

*	Facilities with amortization schedule.
(1)	The parties could mutually agree to extend the maturity to as late as 2021.
(2)	On 06/25/15 an amendment was signed modifying the maturity date and including an amortization schedule. On 07/01/15 an early repayment for 500 million euros was made.
(3)	The parties could mutually agree to extend the maturity to as late as 2022.

Description	Value Date	Marturity Date	Currency	Limit 12/31/14 (millions)	Balance (million of euros)
Syndicated loan (1)*	04/21/06	04/21/17	EUR	700	700
Syndicated loan Tranche A3	07/28/10	07/28/16	EUR	328	328
Structured financing*	02/22/13	01/31/23	USD	905	571
Bilateral	06/26/14	06/26/17	EUR	2,000	2,000

*	Facilities with amortization schedule.
(1)	350 million euros are scheduled to mature on 04/21/15

Telefónica, S.A.    43

Financial Statements

14.3 Maturities of balances at December 31, 2015 and 2014 are as follows:

December 31, 2015

	Maturity
Millions of euros Items	2016	2017	2018	2019	2020	Subsequent years	Closing balance
Loans with financial entities	1,269	174	1,596	1,065	872	1,118	6,094
Derivative financial liabilities (Note 16)	274	658	330	256	799	804	3,121

Total	1,543	832	1,926	1,321	1,671	1,922	9,215

December 31, 2014

	Maturity
Millions of euros Items	2015	2016	2017	2018	2019	Subsequent years	Closing balance
Loans with financial entities	759	508	2,531	232	427	329	4,786
Derivative financial liabilities (Note 16)	365	147	345	476	357	1,797	3,487

Total	1,124	655	2,876	708	784	2,126	8,273

14.4 Interest-bearing debt arranged or repaid in 2015 mainly includes the following:

•	On February 19, 2015, Telefónica, S.A. signed a 2,500 million euros syndicated credit facility maturing in 2020, even though by mutual agreement between the parties could be extended to a maximum maturity in 2022. At December 31, 2015, the outstanding balance under this financing was 500 million euros. This agreement entered into effect on February 26, 2015 and allowed us to cancel in advance the syndicated loan facility of Telefónica Europe, B.V. (Telefónica, S.A.’s subsidiary) dated on March 2, 2012 with two tranches of 756 million euros and 1,469 million pounds sterling originally scheduled to mature in 2017. On the same date, Telefónica, S.A. signed an amendment to its 3,000 million euros syndicated credit facility arranged on February 18, 2014 maturing in 2019 in which was included an option by mutual agreement between the parties to extend the maturity up to 2021. At December 31, 2015, the outstanding balance under this financing was 700 million euros.

•	On June 25, 2015, Telefónica, S.A. signed an amendment to its 2,000 million euros bilateral loan arranged on June 26, 2014 modifying the maturity date to June 26, 2018 and including an amortization schedule. On July 1, 2015 an early repayment for 500 million euros was made of which original maturity was in 2017.

•	On June 30, 2015, Telefónica, S.A. entered into a long-term credit facility for an aggregate amount of 200 million euros which matures in 2020. At December 31, 2015, the outstanding balance under this facility was 200 million euros.

•	On November 17, 2015, Telefónica, S.A. signed a 3,000 million euros syndicated revolving facility maturing in 2018. As of December 31, 2015, there was no outstanding amount under this credit.

•	On December 11, 2015, Telefónica, S.A. entered into a long-term credit facility for an aggregate amount of 750 million US dollars (approximately 689 million euros) at a fixed rate with the guarantee of the Swedish Export Credits Guarantee Board (EKN) which matures in 2026. At December 31, 2015, there was no outstanding amount under this facility.

•	On December 11, 2015, Telefónica, S.A. entered into a long-term credit facility for an aggregate amount of 500 million euros at a fixed rate with the guarantee of the Finnish Export Credits Guarantee Board (Finnvera) which matures in 2026. At December 31, 2015, there was no outstanding amount under this facility.

•	During 2015, Telefónica, S.A. made an early repayment for 328 million euros of its syndicated loan (tranche A3) dated July 28, 2010 and scheduled to mature originally on July 28, 2016. As of December 31, 2015 there was no outstanding balance under this facility.

Telefónica, S.A.    44

Financial Statements

•	During 2015, Telefónica, S.A. repaid in full its syndicated loan dated April 21, 2006 (for a total amount of 700 million euros), of which 350 million euros were scheduled to mature originally in 2017.

•	During 2015, Telefónica, S.A. drew down 198 million dollars (equivalent to 182 million euros) and repaid 105 million dollars (equivalent to 96 million euros) of its 1,001 million dollars long-term credit facility arranged on February 22, 2013 and maturing in 2023. At December 31, 2015 the outstanding amount of this facility was 786 million dollars (equivalent to 722 million euros).

•	During 2015, Telefónica, S.A. drew down 353 million dollars (equivalent to 324 million euros) and repaid 59 million dollars (equivalent to 54 million euros) of its 734 million dollars long-term credit facility arranged on August 1, 2013 and maturing in 2023. At December 31, 2015 the outstanding amount of this facility was 487 million dollars (equivalent to 447 million euros).

14.5 Average interest on loans and borrowings

The average interest rate in 2015 on loans and borrowings denominated in euros was 0.557% and 2.099% for foreign-currency loans and receivables.

The average interest rate in 2014 on loans and borrowings denominated in euros was 1.048% and 2.250% for foreign-currency loans and receivables.

14.6 Unused credit facilities

The balances of loans and borrowings relate only to amounts drawn down.

At December 31, 2015 and 2014, Telefónica had undrawn credit facilities amounting to 11,705 million euros and 7,445 million euros, respectively.

Financing arranged by Telefónica, S.A. at December 31, 2015 and 2014 is not subject to compliance with financial ratios (covenants).

Telefónica, S.A.    45

Financial Statements

Note 15. Payable to group companies and associates

15.1 The breakdown at December 31, 2015 and 2014 is as follows:

December 31, 2015

Millions of euros	Non-current	Current	Total
Loans	36,517	12,221	48,738
Trade payables to Group companies and associates	7	805	812
Derivatives (Note 16)	131	22	153
Payable to subsidiaries due to taxation on a consolidated basis	28	169	197

Total	36,683	13,217	49,900

December 31, 2014

Millions of euros	Non-current	Current	Total
Loans	40,415	11,265	51,680
Trade payables to Group companies and associates	21	152	173
Derivatives (Note 16)	107	12	119
Payable to subsidiaries due to taxation on a consolidated basis	185	273	458

Total	40,728	11,702	52,430

The maturity of these loans at the 2015 and 2014 year ends is as follows:

December 31, 2015

Company (Millions of euros)	2016	2017	2018	2019	2020	2020 and subsequent years	Final balance, current and non-current
Telefónica Emisiones, S.A.U.	7,369	5,283	3,998	3,443	3,704	13,140	36,937
Telefónica Europe, B.V.	1,683	—	1,119	850	1,558	3,350	8,560
Telfisa Global, B.V.	2,571	—	—	—	—	—	2,571
Telefónica Finanzas, S.A.U.	500	—	—	—	—	—	500
Others	98	72	—	—	—	—	170

Total	12,221	5,355	5,117	4,293	5,262	16,490	48,738

December 31, 2014

Company (Millions of euros)	2015	2016	2017	2018	2019	2019 and subsequent years	Final balance, current and non-current
Telefónica Emisiones, S.A.U.	3,962	6,391	4,774	3,786	3,347	14,897	37,157
Telefónica Europe, B.V.	1,451	—	—	1,104	847	5,035	8,437
Telfisa Global, B.V.	3,913	—	—	—	—	—	3,913
Telefónica Finanzas, S.A.U.	1,837	75	—	—	—	—	1,912
Others	102	—	142	—	—	17	261

Total	11,265	6,466	4,916	4,890	4,194	19,949	51,680

Telefónica, S.A.    46

Financial Statements

Financing raised by Telefónica, S.A. through its subsidiary Telefónica Europe, B.V. at December 31, 2015 was 8,560 million euros (8,437 million euros in 2014). This financing entails a number of loans paying market interest rates calculated on a Euribor plus spread basis, with an average interest rate in 2015 of 5.01% (5.00% in 2014). The main source of this financing was the funds obtained through the issuance of undated deeply subordinated reset rate guaranteed securities amounting 5,167 million euros (5,120 million euros in 2014), bonds and debentures amounting 1,648 million euros (1,530 million euros in 2014) and commercial paper amounting 1,431 million euros (496 million euros in 2014).

Financing raised by Telefónica, S.A. through Telefónica Emisiones, S.A.U. at December 31, 2015 was 36,937 million euros (37,157 million euros in 2014). This financing is arranged as loans from these companies on the same terms as those of the issuance programs. The average interest rate in 2015 was 4.63% (4.69% in 2014). The financing arranged includes, as a related cost, the fees or premiums taken to the income statement for the period corresponding to the financing based on the corresponding effective interest rates. Telefónica Emisiones, S.A.U. raised financing in 2015 mainly by tapping the European and US capital markets, issuing bonds totaling 1,467 million euros (2,962 million euros in 2014). The characteristics of the main bonds issued during 2015 are the following:

Description	Issue date	Maturity date	Amount in millions (nominal)	Currency of issue	Amount in millions of euros (nominal)	Coupon
Telefónica Emisiones, S.A.U.
EMTN bonds	06/18/15	06/19/17	300	EUR	300	Euribor 3M+0.33%
	09/14/15	09/14/21	1,000	EUR	1,000	1.477%
	12/11/15	12/11/17	100	EUR	100	Euribor 3M+0.53%

Part of the amount owed by Telefónica, S.A. to Telefónica Emisiones, S.A.U. and to Telefónica Europe, B.V. includes restatements to amortized cost at December 31, 2015 and 2014 as a result of fair value interest rate and exchange rate hedges.

Meanwhile, at December 31, 2015, Telefónica, S.A. had raised financing from Telefónica Finanzas, S.A.U., in charge of the integrated cash management of the companies comprising the Telefónica Group in Spain, with an outstanding balance of 500 million euros at December 31, 2015 (1,912 million euros at December 31, 2014) in a series of loans bearing interest at market rates.

Telfisa Global, B.V. centralizes and handles cash management and flows for the Telefónica Group in Latin America, the United States and Europe. The balance payable to this subsidiary is formalized through several Deposit Agreements accruing interest at market rates and amounting to 2,571 million euros in 2015 (3,913 million euros in 2014).

Financing raised by Telefónica, S.A. through Telefónica Participaciones, S.A.U. at December 31, 2015 totals 145 million euros (217 million euros in 2014) and it has been shown as “Others” in 2015 and 2014 chart of movements. This financing corresponds to the actual value of the interests from a bond issuance launched on September 24, 2014 by Telefónica, S.A. and fully subscribed by Telefónica Participaciones, S.A.U. with an average interest rate of 4.90% (see Note 11.e). The nominal value of the previously mentioned issuance (1,500 million euros) of bonds necessarily convertible into treasury shares has been booked as “Other equity instruments”.

Loans to Group companies under current assets include accrued interest receivable at December 31, 2015 of 755 million euros (917 million euros in 2014).

Telefónica, S.A.    47

Financial Statements

15.2 The balance of “Payable to subsidiaries due to taxation on a consolidated basis” was 197 million euros and 458 million euros at December 31, 2015 and 2014, respectively. This basically includes payables to Group companies for their contribution of taxable income (tax losses) to the tax group headed by Telefónica, S.A. (see Note 17). The current- or non-current classification is based on the Company’s projection of maturities.

The main amounts are those relating to Telefónica Internacional, S.A.U. for 84 million euros (97 million euros in 2014), Telefónica Digital España, S.A.U. for 38 million euros (56 million euros in 2014), Telefónica Móviles España, S.A.U. for 8 million euros (101 million euros in 2014), Latin American Cellular Holdings, S.L for 122 million euros in 2014 and no significant amounts in 2015.

Telefónica, S.A.    48

Financial Statements

Note 16. Derivate financial instruments and risk management policies

a) Derivative financial instruments

During 2015, the Group continued to use derivatives to limit interest and exchange rate risk on otherwise unhedged positions, and to adapt its debt structure to market conditions.

At December 31, 2015, the total outstanding balance of derivatives transactions was 144,823 million euros (162,926 million euros in 2014), of which 112,276 million euros related to interest rate risk and 32,547 million euros to foreign currency risk. In 2014, 132,950 million euros related to interest rate risk and 29,276 million euros to foreign currency risk.

It should be noted that at December 31, 2015, Telefónica, S.A. had transactions with financial institutions to hedge exchange rate risk for other Telefónica Group companies amounting to 2,618 million euros (2,420 million euros in 2014). At year-end 2015 and 2014, the Company had no transactions to hedge interest rate risk for other Group companies. These external trades are matched by intra-group hedges with identical terms and maturities between Telefónica, S.A. and Group companies, and therefore involve no risk for the Company. External derivatives not backed by identical intragroup transactions consist of hedges on net investment and future acquisitions that, by their nature, cannot be transferred to Group companies and/or transactions to hedge financing raised by Telefónica, S.A. as parent company of the Telefónica Group, which are transferred to Group subsidiaries in the form of financing rather than via derivative transactions.

The breakdown of Telefónica, S.A.’s interest rate and exchange rate derivatives at December 31, 2015, their notional amounts at year end and the expected maturity schedule is as follows:

Telefónica, S.A.    49

Financial Statements

2015
Millions of euros		Telefonica receives		Telefonica pays
Type of risk	Value in Euros	Carrying	Currency	Carrying	Currency
Euro interest rate swaps	79,718
Fixed to fixed	65	65	EUR	65	EUR
Fixed to floating	44,199	44,199	EUR	44,199	EUR
Floating to fixed	35,454	35,454	EUR	35,454	EUR
Foreign currency interest rate swaps	30,273
Fixed to floating
CHFCHF	577	625	CHF	625	CHF
CZKCZK	429	11,600	CZK	11,600	CZK
GBPGBP	5,212	3,825	GBP	3,825	GBP
JPYJPY	130	17,000	JPY	17,000	JPY
USDUSD	19,403	21,124	USD	21,124	USD
Floating to fixed
CZKCZK	46	1,250	CZK	1,250	CZK
GBPGBP	2,510	1,843	GBP	1,843	GBP
USDUSD	1,966	2,141	USD	2,141	USD
Exchange rate swaps	16,303
Fixed to fixed
BRLEUR	96	313	BRL	96	EUR
EURBRL	516	516	EUR	2,193	BRL
EURCZK	361	361	EUR	9,759	CZK
Fixed to floating
JPY/EUR	95	15,000	JPY	95	EUR
Floating to floating
CHFEUR	515	625	CHF	515	EUR
EURGBP	551	551	EUR	405	GBP
GBPEUR	1,721	1,350	GBP	1,721	EUR
JPYEUR	167	17,000	JPY	167	EUR
USDEUR	12,281	15,858	USD	12,281	EUR
Forwards	13,428
BRLEUR	107	412	BRL	107	EUR
CLPEUR	1	990	CLP	1	EUR
EURBRL	230	230	EUR	977	BRL
EURCLP	49	49	EUR	37,800	CLP
EURGBP	5,697	5,697	EUR	4,181	GBP
EURMXN	1	1	EUR	13	MXN
EURUSD	4,129	4,129	EUR	4,495	USD
GBPEUR	1,554	1,140	GBP	1,554	EUR
USDBRL	16	18	USD	70	BRL
USDCLP	4	4	USD	2,757	CLP
USDCOP	1	1	USD	4,402	COP
USDEUR	1,178	1,273	USD	1,178	EUR
USDGBP	51	58	USD	38	GBP
USDPEN	2	2	USD	7	PEN

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Financial Statements

CZKEUR	408	11,009	CZK	408	EUR
Spots	2
EURGBP	2	2	EUR	1	GBP
USDGBP	—	1	USD	—	GBP

Subtotal	139,724

Millions of euros
Notional amounts of structured products with options	Value in euros	Notional	Currency
Interest rate options Caps & Floors	2,285
Caps&Floors	2,285
USD	13	14	USD
EUR	1,250	1,250	EUR
GBP	1,022	750	GBP
Currency options	2,814
EURUSD	714	714	EUR
USDEUR	1,558	1,696	USD
EURGBP	542	542	EUR

Subtotal	5,099

TOTAL	144,823

The breakdown by average maturity is as follows:

Millions of euros
Hedged underlying item	Notional	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
With underlying instrument
Promissory notes	261	—	61	200	—
Loans	33,533	3,309	9,297	8,528	12,399
in national currency	22,035	1,775	5,100	6,900	8,260
in foreign currencies	11,498	1,534	4,197	1,628	4,139
Debentures and bonds MtM	76,601	17,275	18,333	20,973	20,020
in national currency	30,445	3,045	12,650	12,050	2,700
in foreign currencies	46,156	14,230	5,683	8,923	17,320
Other underlying*	34,428	15,389	10,401	2,710	5,928
CCS	9,086	9,086	—	—	—
Currency options	2,323	1,853	438	32	—
Forward	2,990	718	2,272	—	—
IRS	20,029	3,732	7,691	2,678	5,928

Total	144,823	35,973	38,092	32,411	38,347

(*)	Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries, and provisions for restructuring plans.

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Financial Statements

The breakdown of Telefónica, S.A.’s derivatives in 2014, their notional amounts at year end and the expected maturity schedule is as follows:

2014
Millions of euros		Telefonica receives		Telefonica pays
Type of risk	Value in Euros	Carrying	Currency	Carrying	Currency
Euro interest rate swaps	101,258
Fixed to fixed	85	85	EUR	85	EUR
Fixed to floating	45,923	45,923	EUR	45,923	EUR
Floating to fixed	55,200	55,200	EUR	55,200	EUR
Floating to floating	50	50	EUR	50	EUR
Foreign currency interest rate swaps	29,456
Fixed to floating
CHFCHF	520	625	CHF	625	CHF
CZKCZK	418	11,600	CZK	11,600	CZK
GBPGBP	4,866	3,790	GBP	3,790	GBP
JPYJPY	117	17,000	JPY	17,000	JPY
USDUSD	18,674	22,672	USD	22,672	USD
Floating to fixed
CZKCZK	45	1,250	CZK	1,250	CZK
GBPGBP	2,359	1,838	GBP	1,838	GBP
USDUSD	2,457	2,984	USD	2,984	USD
Exchange rate swaps	15,191
Fixed to fixed
EURBRL	466	466	EUR	1,502	BRL
EURCLP	51	51	EUR	37,800	CLP
EURCZK	352	352	EUR	9,759	CZK
Fixed to floating
JPYEUR	95	15,000	JPY	95	EUR
Floating to floating
CHFEUR	515	625	CHF	515	EUR
EURCZK	148	148	EUR	4,114	CZK
EURGBP	519	519	EUR	405	GBP
GBPEUR	829	700	GBP	829	EUR
JPYEUR	167	17,000	JPY	167	EUR
USDEUR	12,049	16,074	USD	12,049	EUR
Forwards	12,435
BRLEUR	2,755	9,312	BRL	2,755	EUR
CLPEUR	14	10,063	CLP	14	EUR
EURBRL	384	384	EUR	5	BRL
EURCZK	24	24	EUR	667	CZK
EURGBP	1,646	1,646	EUR	1,282	GBP
EURMXN	225	225	EUR	4,031	MXN
EURUSD	2,939	2,939	EUR	3,569	USD
GBPEUR	2,176	1,725	GBP	2,176	EUR
GBPUSD	57	44	GBP	69	USD
USDBRL	21	25	USD	66	BRL
USDCLP	5	6	USD	3,752	CLP
USDCOP	1	1	USD	2,976	COP

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Financial Statements

USDEUR	1,884	2,357	USD	1,884	EUR
USDGBP	36	44	USD	28	GBP
USDPEN	2	2	USD	5	PEN
CZKEUR	266	7,352	CZK	266	EUR

Subtotal	158,340

Millions of euros
Notional amounts of structured products with options	Value in Euros	Notional	Currency
Interest rate options Caps & Floors	2,236
Caps&Floors	2,236
USD	23	28	USD
EUR	1,250	1,250	EUR
GBP	963	750	GBP
Currency options	2,350
GBPEUR	797	797	EUR
USDEUR	1,553	1,885	USD

Subtotal	4,586

TOTAL	162,926

The breakdown by average maturity is as follows:

Millions of euros
Hedged underlying item	Notional	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
With underlying instrument
Promissory notes	260	—	60	—	200
Loans	33,111	3,863	6,191	8,597	14,460
in national currency	22,785	2,850	3,500	5,450	10,985
in foreign currencies	10,326	1,013	2,691	3,147	3,475
Debentures and bonds MtM	79,792	8,701	26,511	13,636	30,944
in national currency	34,948	2,750	12,748	8,350	11,100
in foreign currencies	44,844	5,951	13,763	5,286	19,844
Without underlying*	49,763	27,216	11,183	4,370	6,994
CCS	1,201	680	521	—	—
Currency options	3,595	1,323	2,151	121	—
Forward	10,556	10,556	—	—	—
IRS	34,411	14,657	8,511	4,249	6,994

Total	162,926	39,780	43,945	26,603	52,598

(*)	Most of these transactions are related to economic hedges of investments, assets and liabilities of subsidiaries, and provisions for restructuring plans.

The debentures and bonds hedged relate to both those issued by Telefónica, S.A. and intragroup loans on the same terms as the issues of Telefónica Europe, B.V. and Telefónica Emisiones, S.A.U.

The fair value of Telefónica, S.A.’s derivatives portfolio with external counterparties at December 31, 2015 was equivalent to a net asset of 3,513 million euros (net asset of 1,999 million euros in 2014).

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Financial Statements

b) Risk management policy

Telefónica, S.A. is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.

The main market risks affecting Telefónica are as follows:

Exchange rate risk

Foreign currency risk primarily arises in connection with: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America and in the United Kingdom), and (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt.

Interest rate risk

Interest rate risk arises primarily in connection with changes in interest rates affecting (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of non-current liabilities at fixed interest rates.

Share price risk

Share price risk arises primarily from changes in the value of the equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from equity derivatives.

Other risks

Telefónica, S.A. is also exposed to liquidity risk if a mismatch arises between its financing needs (operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (revenues, divestments, credit lines from financial institutions and capital market operations). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.

Finally, Telefónica is exposed to country risk (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where Telefónica, S.A. operates, especially in Latin America.

Risk management

Telefónica, S.A. actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates and share prices) and by incurring debt in local currencies, where appropriate, with a view to stabilizing cash flows, the income statement and investments. In this way, Telefónica attempts to protect its solvency, facilitate financial planning and take advantage of investment opportunities.

Telefónica manages its exchange rate risk and interest rate risk in terms of net debt and net financial debt as calculated by them. Telefónica believes that these parameters are more appropriate to understanding its debt position. Net debt and net financial debt take into account the impact of the Group’s cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net debt nor net financial debt as calculated by Telefónica should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of leverage.

Exchange rate risk

The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the cash flows generated by the businesses in such currencies, caused by depreciation in exchange rates of a foreign currency relative to the euro, are offset (to some extent) by savings from the reduction in the euro value of debt denominated in such currencies and/or synthetic debt in such currencies. This objective is also reflected on the decrease of the

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Financial Statements

sensitivity to exchange rate variations of the net debt to OIBDA ratio, in order to protect the Group solvency. The degree of exchange rate hedging employed varies depending on the type of investment. For transactions of purchase or sale of business in currencies other than euro, additional hedges can be made on the estimate prices of the transactions or on estimated cash flows and OIBDA.

Telefónica occasionally takes out dollar-denominated debt to hedge the euro-dollar intermediate component in the relation Euro-Latin American currencies, either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent.

Pound sterling-denominated net debt at December 31, 2015, amounted to 6,988 million euros equivalent, with a significant increase over the year in the context of the agreement for the sale of Telefonica´s operation in the United Kingdom.

Exchange rate risk is managed by seeking to minimize the negative impact of any remaining exchange rate exposure on the income statement, regardless of whether there are open positions. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency finance which makes it impossible to arrange a low-cost hedge (as in Argentina and Venezuela), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high risk of depreciation.

As Telefónica’s direct exposure is counterbalanced by the positions held in subsidiaries, the Company analyses its foreign currency risk exposure at the Group level. To illustrate the sensitivity of exchange gains or losses to variability in exchange rates, assuming the exchange rate position affecting the income statement at the end of 2015 were constant during 2016 and Latin American currencies depreciated against the dollar and the rest of the currencies against the euro by 10%, Telefónica estimates that consolidated exchange losses recorded for 2015 would be a negative 24 million euros. For Telefónica, S.A., assuming only financing arranged with external counterparties, the same change would lead to a decrease in finance costs of 22 million euros. Nonetheless, Telefónica manages its exposure on a dynamic basis to mitigate their impact.

Interest rate risk

The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2015, the rates applied to the largest amount of short-term debt were mainly based on the Euribor and the dollar Libor. Telefónica manages its interest rate risk by entering into derivative financial instruments, primarily swaps and interest rate options.

Telefónica analyzes its exposure to changes in interest rates at the Telefónica Group level. The table illustrates the sensitivity of finance costs and the balance sheet to variability in interest rates at Group and Telefónica, S.A. level.

To calculate the sensitivity of the income statement, a 100 basis point rise in interest rates in all currencies in which there are financial positions at December 31, 2015 has been assumed, as well as a 100 basis point decrease in all currencies (EUR, GBP, USD, etc.) in order to avoid negative rates. The constant position equivalent to that prevailing at the end of the year has also been assumed.

To calculate the sensitivity of equity to variability in interest rates, a 100 basis point increase in interest rates in all currencies and terms in which there are financial positions at December 31, 2015 was assumed, as well as a 100 basis point decrease in all currencies and terms (except those below 1% in order to avoid negative rates). Cash flow hedge positions were also considered as they are the only positions where changes in market value due to interest-rate fluctuations are recognized in equity.

In both cases, only transactions with external counterparties have been considered.

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Financial Statements

	Impact on Consolidated net income (*)	Impact on P/LTelefónica, S.A. (*)	Impact on Consolidated Equity	Impact on Telefónica, S.A. Equity
+100bp	(245)	(127)	145	183
-100bp	75	29	98	55

(*)	Impact on results of 100 bp change in all currencies, except the pound sterling, the dollar, the euro and the czech crown.

Share price risk

The Telefónica Group is exposed to changes in the value of equity investments, from changes in the value of derivatives associated with such investments, from convertible or exchangeable instruments issued by Telefónica Group, from Share-based payments plans, from treasury shares and from equity derivatives over treasury shares.

According to the Share-based payments plans (see Note 19) the shares to be delivered to employees under such plan may be either the parent company treasury shares, acquired by them or any of its Group companies; or newly-issued shares. The possibility of delivering shares to beneficiaries of the plan in the future, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders as a result of the higher number of shares delivered under such plan outstanding.

In 2015 a new long-term incentive Plan consisting of the delivery of shares of Telefónica, S.A. aimed at members of the Executives of Telefónica Group was launched denominated Performance and Investment Share Plan (PIP). Furthermore 2014 Ordinary General Shareholders’ Meeting approved a Global incentive Telefónica, S.A. shares purchase Plan for the Employees of the Telefónica Group.

To reduce the risk associated with variations in share price under these plans, Telefónica could acquire instruments that hedge the risk profile of some of these plans.

In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2015 to cover shares deliverable under the PIP or the Global Employee Share Plan. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.

Liquidity risk

The Telefónica Group seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:

1.	The Telefónica Group’s average maturity of net financial debt is intended to stay above 6 years, or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt and part of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.

2.	The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (although drawing upon firm credit lines arranged with banks), assuming budget projections are met.

Country risk

The Telefónica Group managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):

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Financial Statements

1.	Partly matching assets to liabilities (those not guaranteed by the parent company) in the Telefónica Group’s Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities; and,

2.	Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.

Credit risk

The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose “senior debt” ratings are of at least “A-” or in case of Spanish entities in line with the credit rating of Kingdom of Spain. In Spain, where most of the Group’s derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. In addition, the CDS (Credit Default Swap) of all the counterparties with which Telefónica, S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.

CVA or Credit Valuation Adjustment is the method used to measure credit risk for both counterparties and Telefonica in order to determine the fair value of the derivatives portfolio. This adjustment reflects the probability of default or the deterioration of the credit quality of both Telefonica and its counterparties. The simplified formula to calculate CVA is Expected Exposure times Probability of Default times Loss Given Default. In order to calculate these variables standard market practices are used.

For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below “A”, trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.

Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); and the instruments in which the surpluses may be invested (money-market instruments).

The Telefónica Group considers credit risk management as a key element to achieve its business and customer base growth targets in a manner that is both sustainable and consistent with Telefónica Corporate Risk Management Policy. This management approach relies on the active monitoring of the risk-reward balance in the commercial operations and the adequate separation between the risk ownership areas and risk management areas.

Debtors that could cause a material impact on the Group’s consolidated financial statements and increased risk profile products – due to customer targets, term, channels or other commercial characteristics – are subject to specific management practices in order to mitigate the exposure to credit risk.

Uniform policies, procedures, delegation of authority and management practices are established in all Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market. This commercial credit risk management model is embedded into the Group’s decision-making processes, especially from a day-to-day operating perspective, where the credit risk profile guides both the product and services available for the different customers and the collections strategy.

Telefónica’s maximum exposure to credit risk is initially represented by the carrying amounts of the assets (see Notes 8 and 9) and the guarantees given by Telefónica.

Telefónica, S.A. provides operating guarantees granted by external counterparties, which are offered during its normal commercial activity. At December 31, 2015, these guarantees amounted to approximately 107 million euros.

Capital management

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Financial Statements

Telefónica’s corporate finance department takes into consideration several factors for the evaluation of the Telefónica’s capital structure, with the aim of maintaining the solvency and creating value to the shareholders.

The corporate finance department estimates its cost of capital monitoring the financial markets and applies to standard industry approaches for calculating weighted average cost of capital, or WACC, in order to be applied for the valuation of businesses in course and to the evaluation of the investment projects. Telefónica also uses a net financial debt ratio below 2.35x OIBDA in the medium term (excluding items of a non-recurring or exceptional nature), aiming at protecting the credit rating over the medium term, and allowing for alternative cash flow uses that could arise at any time.

These general factors are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flow generation, when evaluating the Telefónica Group’s financial structure and its different areas.

Derivatives Policy

Telefónica’s derivatives policy emphasizes the following points:

•	Derivatives based on a clearly identified underlying.

•	Matching of the underlying to one side of the derivative.

•	Matching the company contracting the derivative and the company that owns the underlying.

•	Ability to measure the derivative’s fair value using the valuation systems available to the Telefónica Group.

•	Sale of options only when there is an underlying exposure.

Hedge accounting

Hedges can be of three types:

•	Fair value hedges

•	Cash flow hedges, which can be set at any value of the risk to be hedged (primarily interest rate and foreign currency) or for a defined range through options.

•	Hedges of net investment in a foreign operation.

Hedges can comprise a combination of different derivatives. There is no reason to suppose management of accounting hedges will be static, with an unchanging hedging relationship lasting right through to maturity. Hedging relationships may change to allow appropriate management that serves our stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting our share capital. The designation of hedges may therefore be cancelled, before maturity, because of a change in the underlying, a change in perceived risk on the underlying or a change in market view. Derivatives included in these hedges may be reassigned to new hedges where they meet the effectiveness test and the new hedge is well documented. To gauge the efficiency of transactions defined as accounting hedges, we analyze the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model for both forward- and backward-looking analysis.

Risk management guidelines are issued by the Corporate Finance Department. This department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks.

In 2015 the Company recognized a loss of 63 million euros for the ineffective part of cash flow hedges (0.25 million euros in 2014).

The fair value of Telefónica, S.A. derivatives with third parties amounted to a positive MTM (accounts

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Financial Statements

receivable) of 3,513 million euros in 2015 (1,999 million euros in 2014).

The fair value of Telefónica, S.A. intragroup derivatives amounted to a negative MTM (accounts payable) of 113 million euros in 2015 (14 million euros in 2014).

The breakdown of the Company’s derivatives with counterparties not belonging to the Telefónica Group at December 31, 2015 and 2014 by type of hedge, their fair value at year end and the expected maturity schedule is as follows:

2015

Millions of euros	Fair value (**)	Notional amount maturities (*)
Derivatives		2016	2017	2018	Subsequent years	Total
Interest rate hedges	(650)	1,360	210	(363)	(2,521)	(1,314)
Cash flow hedges	427	(75)	460	250	2,100	2,735
Fair value hedges	(1,077)	1,435	(250)	(613)	(4,621)	(4,049)
Exchange rate hedges	(1,429)	(3,947)	891	1,170	2,936	1,050
Cash flow hedges	(1,429)	(3,947)	891	1,170	2,936	1,050
Fair value hedges	—	—	—	—	—	—
Interest and exchange rate hedges	(1,100)	355	111	367	5,387	6,220
Cash flow hedges	(1,100)	355	111	367	5,387	6,220
Net investment Hedges	—	—	—	—	—	—
Other derivatives	(334)	(2,738)	(187)	(312)	(1,562)	(4,799)
Interest rate	(85)	(1,882)	(289)	(399)	(1,526)	(4,096)
Exchange rate	(527)	(1,264)	(201)	87	(36)	(1,414)
Other	278	408	303	—	—	711

(*)	For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**)	Positive amounts indicate payables.

2014

Millions of euros	Fair value (**)	Notional amount maturities (*)
Derivatives		2015	2016	2017	Subsequent years	Total
Interest rate hedges	(471)	(1,000)	2,045	210	(2,928)	(1,673)
Cash flow hedges	665	(1,000)	800	460	3,350	3,610
Fair value hedges	(1,136)	—	1,245	(250)	(6,278)	(5,283)
Exchange rate hedges	(809)	4,718	3,141	913	3,799	12,571
Cash flow hedges	(809)	4,718	3,141	913	3,799	12,571
Fair value hedges	—	—	—	—	—	—
Interest and exchange rate hedges	(453)	(221)	549	228	2,767	3,323
Cash flow hedges	(453)	(221)	549	228	2,767	3,323
Net investment Hedges	(65)	(726)	(588)	—	—	(1,314)
Other derivatives	(201)	7,385	(111)	(1,243)	(1,437)	4,594
Interest rate	34	7,893	452	(325)	(1,557)	6,463
Exchange rate	(192)	(481)	(563)	(168)	120	(1,092)
Other	(43)	(27)	—	(750)	—	(777)

(*)	For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**)	Positive amounts indicate payables.

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Financial Statements

Note 17. Income tax

Pursuant to a Ministerial Order dated December 27, 1989, since 1990 Telefónica, S.A. has filed consolidated tax returns with certain Group companies. The consolidated tax group in 2015 and 2014 comprised 52 and 49 companies, respectively.

Consolidated tax group is valid during an indefinite period as long as the law requirements are fulfilled, or the Company decides to expressly resign to it.

Tax balances as of December 31, 2014 and 2015 are as follows:

Millions of euros	2015	2014
Tax receivables:	6,439	4,943
Deferred tax assets:	6,153	4,289
Deferred income tax (income)	3,444	3,096
Long-term tax credits for loss carryforwards	2,077	1,167
Unused tax deductions	632	26
Current tax receivables (Note 10):	286	654
Withholdings	36	66
Corporate income tax payable	229	574
VAT and Canary Islands general indirect tax refundable	21	14
Tax payable:	172	254
Deferred tax liabilities:	88	179
Current payables to public administrations (Note 18):	84	75
Personnel income tax withholdings	4	1
Corporate income tax payable	12	12
Withholding on investment income, VAT and other	67	61
Social security	1	1

Telefónica, S.A. has tax credits for loss carryforwards, unused by Tax Group in Spain at December 31, 2015 amounting to 8,557 million euros:

2015/12/31	Total	Less than 1 year	More than 1 year
Tax Group tax credits for loss carryforwards	8,306	—	8,306
Prior to Tax Group tax credits for loss carryforwards (*)	251	—	251

(*)	Unused tax credits for loss carryforwards

Total tax credits based on the taxable income recognized in the balance sheet at December 31, 2015 therefore amount to 2,077 million euros (1,167 million euros in 2014).

During 2015, Telefónica, S.A., as head of the Telefónica tax group, made payments on account of 2015 income tax amounting to 47 million euros (270 million euros in 2014).

17.1 Movement in deferred tax assets and liabilities

The balances and movements in “Deferred tax assets” and “Deferred tax liabilities” for Telefónica, S.A. at December 31, 2015 and 2014 are as follows:

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Financial Statements

2015

Millions of euros	Tax credits	Temporary differences, assets	Deductions	Total deferred tax assets	Deferred tax liabilities
Opening balance	1,167	3,096	26	4,289	179
Arising in the year	1,801	1,330	—	3,131	10
Reversal	—	(994)	(526)	(1,520)	(71)
Transfers to the tax group’s net position	(891)	12	1,132	253	(30)
Closing balance	2,077	3,444	632	6,153	88

2014

Millions of euros	Tax credits	Temporary differences, assets	Deductions	Total deferred tax assets	Deferred tax liabilities
Opening balance	1,203	3,115	7	4,325	262
Arising in the year	34	536	—	570	—
Reversal	—	(560)	(15)	(575)	(92)
Transfers to the tax group’s net position	(70)	5	34	(31)	(6)
Other movements	—	—	—	—	15
Closing balance	1,167	3,096	26	4,289	179

Additions of deferred tax assets include, among others, capitalization of tax credits according to the evolution of litigation and Tax inspections opened to the Tax Group in Spain as detailed in Note 17.3. The capitalized amount totaled 1,157 million euros, corresponding to the recognition of all the tax credits for loss carryforwards generated within the tax group in Spain that were unused at beginning of 2015, and the tax credit for the negative taxable base resulting from the calculation of the 2015 Income tax provision, amounting to 644 million euros.

The main items for which Telefónica, S.A. recognizes temporary differences in assets and liabilities are the effects of impairment losses on some of its assets, principally investments (see Note 8). Among others, the tax effect of the adjustment of the value of the investment of Telefónica, S.A. in Telefónica Europe, p.l.c. of 604 million euros (total amount for this concepts is 1,789 million euros, and it is due to be recovered when the highly probable sale transaction is completed), and in Sao Paulo Telecomunicaçoes Participaçoes, Ltda., of 561 million euros, registered as additions, or the disposal registered as a consequence of the partial spin off of Telco S.p.A. which has allowed to set off against tax the capital loss produced by the difference between the acquisition value and the market value of the stake, as of the spin off date, amounting to 744 million euros.

On the occasion of the settlement made by the tax inspection in Spain of the income tax for the years 2008 to 2011, the original income tax clearance was modified. The change in the clearance involved the use of tax losses carryforwards credits, instead of deductions, which appear unused again by the tax group. Moreover, the impact of the settlements on Spanish income tax inspections on years 2001 to 2004 and 2008 to 2011 are also included as described in 17.3. The whole effect in the Tax Group amounts to 170 million euros. The figure is shown as “Transfers to the tax group’s net position”.

Based on Spanish tax group companies’ business plans, besides the best available estimation of taxable income, within an appropriate term to the market situation where the companies operate, the Group has written down 526 million euros of deductions, and alternatively has registered tax credits derived from the above mentioned tax losses carryfoward.

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Financial Statements

The amount of Telefonica S.A.’s deductions pending to be registered stands as of December 31st at 635 million euros.

The movements relating deferred tax recognized directly in equity amounted to 12 million euros of additions and 151 million euros of disposals.

17.2 Reconciliation of accounting profit to taxable income and income tax expense to income tax payable.

The calculation of the income tax expense and income tax payable for 2015 and 2014 is as follows.

Millions of euros	2015	2014*
Accounting profit before tax
from continued operations	(1,496)	3,140
from discontinued operations	(815)	(1,151)
Permanent differences	(2,818)	(5,472)
Temporary differences:	374	1,650
Arising in the year	3,541	1,554
Arising in prior years	(3,167)	96
Tax result	(4,755)	(1,833)
Gross tax payable	(1,331)	(550)
Corporate income tax refundable	(1,331)	(550)
Capitalization losses carry forward/write down deductions	(631)	(34)
Temporary differences for tax valuation	(322)	(487)
Temporary differences derived from the consolidation process	—	(8)
Other effects	(52)	484
Corporate income tax accrued in Spain	(2,336)	(595)
Foreign taxes	17	(21)
Income tax
continued operations	(2,102)	(698)
Current income tax	(618)	(561)
Deferred income tax	(1,484)	(137)
discontinued operations	(217)	83

(*)	Revised data see Note 2

The permanent differences relate mainly to changes in investment in Group Companies write-down provisions recorded by the Tax Group companies included in the consolidated corporate income tax return, dividends received and investment write downs with no deferred asset registered.

Temporary differences mainly refer to adjustment made to Tax result due to accruals or reversals of non-deductible investment write downs whose correspondent deferred tax has been registered.

The caption “capitalization losses carry forward/write down deductions” includes mainly the effect of the recognition of tax credits amounting 1,157 million euros and the write down of deductions amounting to 526 million euros after the above mentioned recovery analysis.

The caption “other effects” includes the effect derived from Spanis Tax inspections during 2015, and the tax provision related to the tax deductibility of the goodwill amortization (see Note 17.3)

Additionally, Telefonica S.A. approved in 2015 a donation to the Telefonica Foundation amounting to 325 million euros, which generated a deferred tax asset of 130 millon euros registered in the same caption.

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Financial Statements

17.3 Tax inspections and tax-related lawsuits

With regard to the tax inspection for the years 2001 to 2004, the Supreme Court issued a ruling in 2015, accepting the tax losses incurred by the Group in relation to the transfer of certain interests in TeleSudeste, Telefónica Móviles México and Lycos as tax deductible, rejecting the other contentions, and therefore the contingencies related to this process disappeared. This has resulted in recognition of a tax expense of 49 million euros in the 2015 financial statements (1 million euros in Telefónica, S.A.’s standalone annual accounts). However, this did not require payment of any tax because the Company applied unused tax credits for loss carryforwards to offset the effect of these adjustments, at the corresponding tax rate for each period.

In 2012, tax inspections for all taxes for the years 2005 to 2007 were completed, with the Company signing off a corporate income tax assessment of 135 million euros, which was paid in 2012, whilst disputing other adjustments with which it disagreed. Although the settlement agreement for the disputed tax assessment did not give rise to any tax payment, since the adjustments proposed were offset by unused tax credits for loss carryforwards, the Company filed an appeal with the Central Economic-Administrative Court against these adjustments in May 2015, regarding the tax treatment of the “juros sobre el capital propio” (interest on own capital) as dividends.

On the other hand, in July 2015, tax inspections for all taxes for the years 2008 to 2011 were completed, with the Company signing off certain corporate income tax assessments and disputing others. This resulted in an expense amounting to 206 million euros (80 million euros in Telefónica, S.A.’s standalone annual accounts). However, this did not require any tax payment, as the adjustments arising from the inspection were offset by unused tax credits for loss carryforwards, at the corresponding tax rate for each period.

Although the settlement agreement for the disputed tax assessment did not give rise to any tax payment, in July 2015 the Company filed an appeal with the Central Economic-Administrative Court against the adjustments it disputes, regarding the tax treatment of the “juros sobre el capital propio” (interest on own capital) as dividends, and the criteria to use tax credits for loss carryforwards in the years subject to settlement.

At 2015 year end, it is not expected that there is any need to recognize additional liabilities for the outcome of this litigation.

Tax deductibility of financial goodwill (Article 12.5)

Spain added a new Article 12.5 to its Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum. Following the entry into force of the Laws 9/2011 of August 19, 2011 and 16/2013 of October 29, 2013, the amount of goodwill amortization deductible for tax purposes under article 12.5 for the years 2011 to 2015 was reduced from 5% to 1%. The effect is temporary because the 4% not amortized during 5 years (20% in total) will be recovered extending the deduction period from the initial 20 years to 25 years.

The Telefónica Group, under this standard, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and Coltel (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated tax effect in the corresponding settlements of Corporate Income Tax from 2004 to the closing of December 31, 2015, was 899 million euros.

Worthy of note is the fact that in relation to this tax incentive, the European Commission has in recent years commenced three proceedings against the Spanish State as it deems that this tax benefit could constitute State Aid. Although the Commission itself acknowledged the validity of its first two decisions for those investors that invested in European companies (for operations carried out before December 21, 2007 in the first decision, and before May 21, 2011 for investments in other countries in the second decision) in the third case (concluded October 15, 2014), it calls into question the applicability of the principle of legitimate expectations in the application of the incentive for indirect acquisitions, whatever the date of acquisition may have been.

However, at the issuance date of these financial statements the three decisions are pending of final ruling: the first two have been annulled by two Judgments of the Court of First Instance of the European Union and they

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Financial Statements

have been appealed by the Commission, and the third is pending a judgment at first instance. Furthermore, there are doubts in the Spanish courts regarding the classification of the incentive as a deduction and its maintenance in the case of subsequent transmission (see Note 23). The Telefónica Group has decided to set up a provision of the amount relating to the goodwill amortized for tax purposes corresponding to the purchase of companies of the O2 Group subject to a transfer agreement and to continue provisioning, as to date, that relating to Vivo, for a total of 377 and 75 million euros, respectively (see Note 15). The amount relating to the companies of the O2 Group was recognized under “Profit after tax from discontinued operations” (see Note 22).

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Financial Statements

Note 18. Trade, other payables and provisions

A) Trade and other payables

The breakdown of “Trade and other payables” is as follows:

Millions of euros	2015	2014
Suppliers	134	140
Accounts payable to personnel	48	42
Other payables	353	79
Current income tax liabilities (Note 17)	12	12
Other payables to public administrations (Note 17)	72	63

Total	619	336

Other payables

This line includes Telefónica’s irrevocable commitment to pay a 325 million euros donation to Fundación Telefónica to provide this entity with the financing required to enable the foundation to operate in the short and medium term, providing this entity therefore with the funding required to implement the social programs and activities it currently performs or could initiate in the short and medium term to fulfill its purpose as a foundation.

Information on deferred payments to third parties. (Third additional provision, “Information requirement” of Law 15/2010 of 5 July).

In accordance with the aforementioned Law, the following information corresponding to the Company is disclosed:

2015
Number of days
Weighted average maturity period	24
Ratio of payments	26
Ratio of outstanding invoices	11

Million of euros
Total Payments	345
Outstanding invoices	36

Telefónica, S.A. has adapted its internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree 4/2013, amending Law 3/2004, establishing measures against late payment in commercial transactions. Engagement conditions with commercial suppliers, as contractually agreed with them, in 2015 included payment periods of up to 60 days.

For reasons of efficiency and in line with general practice in the business, the Company has set payment schedules, whereby payments are made on set days. Invoices falling due between two payment days are settled on the following payment date in the schedule.

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Financial Statements

Payments to Spanish suppliers in 2015 surpassing the legal limit were due to circumstances or incidents beyond the payment policies, mainly the delay in the billing process (a legal obligation for the supplier), the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues.

B) Provisions

In 2015 and 2014 the concepts and amounts under the provision captions are the following:

2015

Millions of euros	Non-current	Current	Total
Tax Provisions	455	—	455
Negative net book value of investments (Note 8)	186	—	186
Termination plans (Note 19)	81	39	120
Other provisions	112	4	116

Total	834	43	877

2014

Millions of euros	Non-current	Current	Total
Negative net book value of investments (Note 8)	155	—	155
Personnel expenses related provisions	—	7	7
Other provisions	112	39	151

Total	267	46	313

Movements in the provisions during 2015 and 2014 are disclosed below:

Millions of euros	2015	2014
Opening balance:	313	225
Additions	501	174
Amortization and reversals	(45)	(64)
Transfers	106	3
Fair value adjustments and others	2	(25)
Closing balance:	877	313
Maturity:
Non-current	753	267
Current	124	46

The caption “additions” includes in 2015 the 381 million of euros accrual for 12.5 deduction described in Note 17. This concept had already been partially accrued in 2014 by 75 million euros and was registered as Deferred Tax and it has been transferred to Long Term Tax Provisions in 2015. It has been shown as “Transfers” in the chart above.

Besides the concept described in the previous paragraph, under “transfers” it is shown the decrease in the valuation of certain investment in group companies and associates which have a negative book value (see Note 8).

Within the framework of the simplification and transformation process of the Telefónica Group, Telefónica, S.A. has launched a voluntary termination plan ending in 2017, for the employees who meet the requeriments defined by the Plan regarding age and seniority in the Company, among others. The amount accrued totals 120 milion euros and it has been shown as additions in the table of movements above (see Note 19).

Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.

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Financial Statements

Note 19. Revenue and expenses

19.1 Revenue

a) Rendering of services

Telefónica, S.A. has contracts for the right to use the Telefónica brand with Group companies which use the license. The amount each subsidiary must recognize as a cost for use of the license is stipulated in the contract as a percentage of income obtained by the licensor. In 2015 and 2014, “Rendering of services to Group companies and associates” included 511 million euros and 553 million euros, respectively, for this item.

Telefónica, S.A. has signed contracts to provide management support services to Telefónica de España, S.A.U, Telefónica Móviles España, S.A.U., Telefónica O2 Holding, Ltd. and Telefónica Internacional, S.A.U. Revenue received for this concept in 2015 and 2014 amounted to 29 million euros in both years, recognized under “Rendering of services to Group companies and associates”.

Revenues also include property rental income amounting to 48 and 49 million euros in 2015 and 2014, respectively, mainly from the lease of office space in Distrito Telefónica to several Telefónica Group companies (see Note 7).

b) Dividends from Group companies and associates

The detail of the main amounts recognized in 2015 and 2014 is as follows:

Millions of euros	2015	2014
Telefónica Internacional, S.A.U.	1,000	3,238
Telefónica de España, S.A.U.	1,601	1,999
Telefónica Móviles España, S.A.U.	718	994
Telefônica Brasil, S.A.	371	255
Telefónica Latinoamérica Holding, S.L.	341	—
Sao Paulo Telecommunicaçoes	85	56
Telfin Ireland, Ltd.	705	—
Telefónica Centroamérica Inversiones, S.A.	42	19
Taetel, S.A.U.	94	—
Telefónica y Finanzas, S.A.U.	98	—
Other companies	116	109

Total	5,171	6,670

c) Interest income on loans to Group companies and associates

This heading includes the return obtained on loans made to subsidiaries to carry out their business (see Note 8.5). The breakdown of the main amounts is as follows:

Millions of euros	2015	2014
Telefónica Móviles México, S.A. de C.V.	42	54
Telefónica de España, S.A.U.	18	20
Telefónica Internacional, S.A.U.	34	—
Telefónica Móviles Argentina, S.A.	25	8
Other companies	43	25

Total	162	107

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Financial Statements

19.2 “Non-core and other current operating revenues – Group companies” relates to revenues on centralized services that Telefónica, S.A., as head of the Group, provides to its subsidiaries. Telefónica, S.A. bears the full cost of these services and then charges each individual subsidiary for the applicable portion.

19.3 Personnel expenses and employee benefits

The breakdown of “Personnel expenses” is as follows:

Millions of euros	2015	2014
Wages, salaries and other personnel expenses	284	203
Pension plans	10	8
Social security costs	21	22

Total	315	233

In 2015, “Wages, salaries and other personnel expenses” includes 126 million euros of compensation payable during the year (18 million euros in 2014). The outstanding figure of this concept at the closing balance has been described in Note 18.

Telefónica has reached an agreement with its staff to provide an Occupational Pension Plan pursuant to Legislative Royal Decree 1/2002, of November 29, approving the revised Pension Plans and Funds Law. The features of this plan are as follows:

•	Defined contribution of 4.51% of the participating employees’ base salary. The defined contributions of employees transferred to Telefónica from other Group companies with different defined contributions (e.g. 6.87% in the case of Telefónica de España, S.A.U.) will be maintained.

•	Mandatory contribution by participants of a minimum of 2.2% of their base salary.

•	Individual and financial capitalization systems.

This fund was outsourced to Telefónica subsidiary, Fonditel Entidad Gestora de Fondos de Pensiones, S.A., which has added the pension fund assets to its Fonditel B fund.

At December 31, 2015, 1,960 employees had signed up for the plan (1,896 employees in 2014). This figure includes both employees contributing and those who have ceased to contribute to the plan, as provided for in Royal Decree 304/2004 approving the regulations for Pension Plans and Funds. The cost for the Company amounted to 3 million euros in 2015 (4 million euros in 2014).

In 2006, a Pension Plan for Senior Executives, wholly funded by the Company, was created and complements the previous plan and involves additional defined contributions at a certain percentage of the executive’s fixed remuneration, based on professional category, plus some extraordinary contributions depending on the circumstances of each executive, payable in accordance with the terms of the plan.

Telefónica, S.A. has recorded costs related to the contributions to this executive plan of 9 million euros both in 2015 and 2014.

In 2015, some executives left this Pension Plan for Senior Executives, leading to the recovery of the cost of the contributions corresponding to these executives amounting to 2 million euros (4 million euros in 2014).

No provision was made for this plan as it has been fully externalized.

The share-based payment plans are the following:

Long-term incentive plan based on Telefónica, S.A. shares: “Performance and Investment Plan”

At the General Shareholders’ Meeting held on May 18, 2011, a new long-term share-based incentive plan called “Performance and Investment Plan” (the “Plan” or “PIP”) was approved for Telefónica Group directors and executive officers.

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Financial Statements

Under this Plan, a certain number of shares of Telefónica, S.A. will be delivered to participants selected by the Company who have opted to take part in the scheme and meet the requirements and conditions stipulated to this end. The plan includes an additional condition regarding compliance by all or part of the Participants with a target investment and holding period of Telefónica, S.A. shares through each phase (“Co-Investment”).

The term of the plan is five years and it is divided into three phases.

The second phase expired on June 30, 2015. The maximum number of shares assigned to this phase of the plan was 7,347,282 shares assigned on July 1, 2012, with a fair value of 5.87 euros per share. At the end of the phase, according to the general conditions of the plan, a 77% of achievement of the “Total Shareholder Return” (TSR) was determined. Therefore, a total of 2,724,699 shares were delivered to Telefónica Group directors (corresponding to a total of 3,691,582 gross shares less a withholding of 966,883 shares at the choice of employees).

Regarding the third allocation of shares under this plan, the maximum number of shares assigned (including the amount of co-investment) and the number of shares outstanding at December 31, 2015 is as follows:

	No. of shares assigned	No. of shares assigned at 12/31/14	Unit fair value	End date
3rd phase July 1, 2013	7,020,473	5,641,623	6.40	June 30, 2016

From the total number of shares assigned, 2,350,769 shares were assigned to employees of Telefónica, S.A. in phase 3.

At the General Shareholders’ Meeting held on May 30, 2014, the second long-term share-based incentive plan called “Performance and Investment Plan” (the “Plan” or “PIP”) was approved for Telefónica Group directors and executive officers. This plan will take effect following completion of the first “Performance Investment Plan” with the same conditions as the previous PIP share plan.

The maximum number of shares assigned (including the amount of co-investment) and the number of shares outstanding at December 31, 2015 is as follows:

	No. of shares assigned	No. of shares assigned at 12/31/15	Unit fair value	End date
1st phase October 1, 2014	6,927,953	6,316,281	6.82	September 30, 2017
2nd phase October 1, 2014	6,775,445	6,771,146	6.46	September 30, 2018

Out of the total figure of shares assigned at 12/31/2015, 2,477,390 and 2,567,397 shares correspond to employees of Telefónica, S.A. in phases 1 and 2, respectively.

Long-term incentive plan based on Telefónica, S.A. shares: “Talent for the Future Share Plan” (TFSP).

At the General Shareholders’ Meeting held on May 30, 2014, a long-term share-based incentive plan called “Talent for the Future Share Plan” was approved for certain Telefónica Group employees.

The plan has been implemented for employees with persistently outstanding performance, high potential and key skills who are expected to take leading roles in the future, by granting a stake in the share capital of the Company consisting in the awarding, to participants who meet the requirements and conditions stipulated to this end, of a certain number of shares assigned that will serve as reference for the calculation, where appropriate, depending on the level of compliance of the objective of the Plan, the shares to be delivered.

Through the implementation of TFSP, the Company intends to link the interests of the participants to those of the shareholders of Telefónica, as well as acknowledge and reward their contribution to the results of Telefónica.

The term of the plan is five years and it is divided into three cycles.

The maximum number of shares assigned and the number of shares outstanding at December 31, 2015 is as follows:

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Financial Statements

	No. of shares assigned	No. of shares assigned at 12/31/15	Unit fair value	End date
1st phase October 1, 2014	556,795	556,795	6.82	September 30, 2017
2nd phase October 1, 2014	618,000	618,000	6.46	September 30, 2018

Out of the total figure of shares assigned at 12/31/2015, 72,768 and 75,500 shares correspond to employees of Telefónica, S.A. in phases 1 and 2, respectively.

Telefónica, S.A. share plan: “Global Employee Share Plan” (GESP)

The Telefónica, S.A. Ordinary General Shareholders’ Meeting on May 18, 2011 approved a voluntary plan for incentivized purchases of Telefónica, S.A. shares for all employees of the Telefónica Group worldwide, with certain exceptions. Under this plan, participants who met certain requirements were offered the possibility of buying shares in Telefónica, S.A., which undertook to deliver them a certain number of free shares.

The plan’s share holding period came to an end in December 2014. More than 21,000 employees on the scheme were rewarded with a total of 1,778,099 shares from Telefónica, valued at approximately 20 million euros at the time they were delivered with effect in equity (see Note 11.1).

Likewise, the Telefónica, S.A. Ordinary General Shareholders’ Meeting on May 30, 2014 approved a new voluntary plan for incentivized purchases of shares for the employees of the Group Under this Plan, employees were offered the option to acquire Telefónica, S.A. shares during a twelve month period (the acquisition period), with the company undertaking to deliver a certain number of free shares to participants, subject to certain requirements. Each employee was limited to buying a maximum of 1,800 euros in Telefónica, S.A. shares, subject to a minimum of 300 euros. If the employee remains part of the Telefónica Group and holds on to the shares for one year following the acquisition period (the shareholding period), they will be entitled to receive one free share for each share they acquire and retain throughout the shareholding period.

The acquisition period started in July 2015. As of December 31, 2015, 32,414 employees had registered for the plan. The plan will be settled through the delivery of shares to employees.

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Financial Statements

19.4 Average number of employees in 2015 and 2014 and number of employees at year-end:

2015

Professional category	Employees at 12/31/15			Average no. of employees in 2015
	Females	Males	Total	Females	Males	Total
General managers and chairmen	—	1	1	—	1	1
Directors	61	140	201	58	137	195
Managers	150	162	312	145	154	299
Project Managers	169	112	281	168	112	280
University graduates and experts	107	68	175	101	60	161
Administration, clerks, advisors	128	2	130	121	3	124

Total	615	485	1,100	593	467	1,060

2014

Professional category	Employees at 12/31/14			Average no. of employees in 2014
	Females	Males	Total	Females	Males	Total
General managers and chairmen	—	1	1	—	1	1
Directors	57	154	211	57	147	204
Managers	137	144	281	131	140	271
Project Managers	161	113	274	157	107	264
University graduates and experts	93	56	149	90	54	144
Administration, clerks, advisors	106	8	114	120	8	128

Total	554	476	1,030	555	457	1,012

19.5 External services.

The items composing “External services” are as follows:

Millions of euros	2015	2014
Rent	12	11
Independent professional services	185	174
Donations (Note 18)	369	3
Marketing and advertising	128	71
Other expenses	62	44

Total	756	303

On December 19, 2007, Telefónica, S.A. signed a rental contract with a view to establishing the headquarters of the “Telefónica Corporate University”. The contract included construction and refurbishment of certain facilities by the lessor. On October 31, 2008, some of the facilities were partially accepted and thus the lease period commenced. The lease period is for 15 years (until 2023), renewable for another five.

Future minimum rentals payable under non-cancellable operating leases without penalization at December 31, 2015 and 2014 are as follows:

Millions of euros	Total	Up to 1 year	From 1 to 3 years	From 3 to 5 years	Over 5 years
Future minimum rentals 2015	39	5	10	10	14
Future minimum rentals 2014	52	5	10	11	26

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Financial Statements

19.6 Finance revenue

The items composing “Finance revenue” are as follows:

Millions of euros	2015	2014
Dividends from other companies	7	4
Other third parties financial revenues and gains on derivative instruments	586	180

Total	593	184

It is included in 2015 under “other finance revenue” the impacts of the hedges arranged to meet the commitments of the bonds mandatory exchangeable into ordinary shares of Telecom Italia (see Note 9), as well as the valuation of the Equity Swap for Treasury shares described in Note 11. The interests rendered in 2014 by the bonds acquired to Telco, S.p.A. (49 million euros) were included within “other finance revenue” because after the loss of significant influence detailed in Note 9, this financial asset has been reclassified to current credits to third parties. In 2015 this item has been cancelled by Telco, S.p.A. and, therefore, the interests recognized in the income statement are not significant.

19.7 Finance costs

The breakdown of “Finance costs” is as follows:

Millions of euros	2015	2014
Interest on borrowings from Group companies and associates	2,094	2,034
Finance costs payable to third parties and losses on interest rates of financial hedges	710	262

Total	2,804	2,296

The breakdown by Group company of debt interest expenses is as follows:

Millions of euros	2015	2014
Telefónica Europe, B.V.	471	431
Telefónica Emisiones, S.A.U.	1,589	1,550
Other companies	34	53

Total	2,094	2,034

Other companies includes financial costs with Telefónica Finanzas, S.A.U. and Telfisa Global, B.V. related to current payables for specific cash needs.

The amount included as “Finance costs payable to third parties and gain (losses) on interest rarte of financial hedges” refers to fair value effects in the valuation of derivative instruments described in Note 16.

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Financial Statements

19.8 Exchange differences:

The breakdown of exchange losses recognized in the income statement is as follows:

Millions of euros	2015	2014
On current operations	49	33
On loans and borrowings	62	66
On derivatives	1,959	1,049
On other items	60	16

Total	2,130	1,164

The breakdown of exchange gains recognized in the income statement is as follows:

Millions of euros	2015	2014
On current operations	53	61
On loans and borrowings	511	545
On derivatives	1,549	650
On other items	119	11

Total	2,232	1,267

The change in exchange gains and losses is basically due to the fluctuations in the main currencies the Company works with. In 2015 US dollar has been strengthened by 12% against euro (13.6% against euro in 2014) just like the pound sterling has been strengthened by 6% (7% in 2014). Brazilian real, by contrast, has been significantly weakened by 34% against euro, reversing 2014 trend (strengthening by 0.2% against euro). These impacts are offset by the hedges contracted to mitigate exchange rate fluctuations.

19.9 Impairment losses on disposal of financial instruments with third parties

The amount included under this caption corresponds, in both years, to the change in valuation of Telco, S.p.A. investments as described in Notes 8 and 9.

The effect of the revaluation in the quotation of Telecom Italia, S.p.A.’s shares in Telco, S.p.A. as described in Note 9.3 (500 million euros) is shown in 2015 net of hedges. The net amount is a financial revenue of 411 million euros.

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Note 20. Other information

a) Financial guarantees

At December 31, 2015, Telefónica, S.A. had provided financial guarantees for its subsidiaries and investees to secure their transactions with third parties amounting to 44,868 million euros (45,742 million euros at December 31, 2014). These guarantees are measured as indicated in Note 4.g).

Millions of euros
Nominal Amount	2015	2014
Debentures and bonds and equity instruments	41,685	41,814
Loans and other payables	1,752	3,432
Other marketable debt securities	1,431	496

Total	44,868	45,742

The debentures, bonds and equity instruments in circulation at December 31, 2015 issued by Telefónica Emisiones, S.A.U., Telefonica Europe, B.V., Telefónica Finanzas México, S.A. de C.V. and Telefónica Participaciones, S.A.U., were guaranteed by Telefónica, S.A. The nominal amount guaranteed was equivalent to 41,685 million euros at December 31, 2015 (41,814 million euros at December 31, 2014). During 2015, Telefónica Emisiones, S.A.U. issued debt instruments on capital markets for an equivalent of 1,467 million euros (2,962 million euros in 2014) and 3,292 million euros matured during 2015 (4,055 million euros during 2014).

The main loans and other debts guaranteed by Telefónica, S.A. at December 31, 2015 are: credit facilities obtained by Telefónica Finanzas, S.A. from the European Investment Bank, whose outstanding principal at December 31, 2015 was equivalent to 137 million euros (665 million euros at December 31, 2014). During 2015, it was early prepaid a financing agreement entered into with China Development Bank (CDB) and Industrial and Commercial Bank of China (ICBC) on August 28, 2012 by Telefónica Europe, B.V., whose outstanding principal at December 31, 2014 was 844 million US dollars (equivalent to 714 million euros); and a financing agreement entered into with China Development Bank on January 5, 2012 by Telefónica Europe, B.V., whose outstanding principal at December 31, 2014 was 375 million US dollars (equivalent to 354 million euros). Additionally, it was paid by Telefónica Finanzas, S.A.U. according to installments and the repayment schedule of the financings reducing its guaranteed balance in approximately 528 million euros.

“Other marketable debt securities” includes the guarantee of Telefónica, S.A. relating to the commercial paper issue program of Telefonica Europe, B.V. The outstanding balance of commercial paper in circulation issued through this program at December 31, 2015 was 1,431million euros (496 million euros at December 31, 2014).

Telefónica, S.A. provides operating guarantees granted by external counterparties, which are offered during its normal commercial activity. At December 31, 2015, these guarantees amounted to approximately 107 million euros (77 million euros at December 31, 2014).

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Financial Statements

b) Litigation

Telefónica and its Group companies are party to several lawsuits or proceedings that are currently in progress in the law courts and administrative and arbitration bodies of the various countries in which the Telefónica Group is present.

Considering the reports of the Company’s legal advisors regarding these proceedings, it is reasonable to assume that this litigation or cases will not materially affect the financial position or solvency of Telefónica Group.

Among unresolved cases or those underway in 2015 (see Note 17 for details of tax-related cases), the following are of special note:

Appeal against the Decision of the European Commission dated January 23, 2013 to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union

On January 19, 2011, the EC initiated formal proceedings to investigate whether Telefónica, S.A. (Telefónica) and Portugal Telecom SGPS, S.A. (Portugal Telecom) had infringed on European Union anti-trust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom’s ownership interest in Brasilcel, N.V., a joint venture in which both were venturers and owner of Brazilian company Vivo.

On January 23, 2013, the EC passed a ruling on the formal proceedings. The ruling imposed a fine on Telefónica of 67 million euros, as the EC ruled that Telefónica and Portugal Telecom committed an infraction as stipulated in Article 101 of the Treaty on the Functioning of the European Union for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement of Portugal Telecom’s ownership interest of Brasilcel, N.V.

On April 9, 2013, Telefónica filed an appeal for annulment of this ruling with the European Union General Court. On August 6, 2013, the European Union General Court notified Telefónica of the response issued by the European Commission, in which the EC reaffirmed the main arguments of its ruling and, specially, that Clause Nine is a competition restriction. On September 30, 2013, Telefónica filed its reply. On December 18, 2013, the European Commission filed its appeal.

A hearing was held on May 19, 2015, at the European Union General Court and is pending resolution by the Court.

Judicial appeals against the decisions by the Conselho Administrativo de Defesa Econômica (CADE) regarding the acquisition by Telefónica of stakes in Portugal Telecom, SGPS S.A. and Telco, S.p.A.

On December 4, 2013, the Brazilian Antitrust Regulator, CADE announced the two following decisions:

1.	To approve, with the restrictions described further below, the acquisition by Telefónica of the entire participation held by Portugal Telecom and PT Móveis-Serviços de Telecomunicações, SGPS, S.A. (the PT Companies) in Brasilcel, N.V., which controlled the Brazilian mobile company, Vivo Participações, S.A. (Vivo).

Such transaction had already been approved by ANATEL (Agencia Nacional de Telecomunicaciones de Brasil) and the closing (which did not require CADE’s prior approval at the time), occurred immediately after ANATEL’s approval was granted on September 27, 2010.

This decision was granted by CADE subject to the following conditions:

(a) the entry of a new shareholder in Vivo, sharing the control of Vivo with Telefónica in conditions identical to those that were applicable to the PT Companies when they had a participation in Brasilcel N.V., or

(b) that Telefónica ceases to have any direct or indirect financial interest in TIM Participações S.A.

Due to the fulfilment of the conditions set forth in the authorizations granted by ANATEL (on December 22, 2014 and March 12, 2015) and CADE (on March 25, 2015) for the acquisition by Telefônica Brasil S.A of Global Village Telecom S.A and his holding company GVT Participaçoes S.A (collectively GVT), and for the demerger of Telco, the

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previously mentioned decision of CADE of December 4, 2013 was overridden due to Telefonica’s divestment of its total shareholding in Telecom Italia.

In this regard, as described on Note 8, Telefónica delivered 1,110 million ordinary shares of Telecom Italia, S.p.A. (representing 8.2% of its ordinary shares) to Vivendi, S.A., obtaining from Vivendi, S.A. a 4.5% of the total share capital of Telefônica Brasil S.A. and to the sale, by means of an agreement with a financing institution, of 872 million ordinary shares of Telecom Italia S.p.A., representing 6.5% of the ordinary shares of this company, for an amount of 1,025 million euros.

Likewise, Telefónica arranged several hedging instruments which will allow Telefónica to repurchase the shares of Telecom Italia, S.p.A. that are necessary to meet its exchange obligations under the mandatory exchangeable bonds for shares of Telecom Italia, S.p.A., issued by Telefónica in July 2014.

Thus, Telefónica has completed the divestment process of its entire stake in Telecom Italia, S.p.A., in accordance with the regulatory and competition commitments assumed.

2.	To impose a fine on Telefónica of 15 million Brazilian reais, for having allegedly breached the spirit and the purpose of the agreement signed between Telefónica and CADE (as a condition to the approval of Telefónica’s original acquisition of an interest in Telecom Italia in 2007), due to the subscription of and payment for non-voting shares of Telco, S.p.A. in the capital increase carried out in accordance with the agreement dated September 24, 2013. This Decision also requires Telefónica to divest such non-voting shares of Telco, S.p.A. As indicated above, the divestment by Telefónica of its entire stock participation in Telco, S.p.A. and, consequently, in Telecom Italia, S.p.A. has already been completed.

On July 9, 2014, Telefónica filed a judicial appeal against the abovementioned decision, in connection with the fine imposed.

Other contingencies

Telefónica is currently conducting an internal investigation regarding possible violations of applicable anti-corruption laws. Telefónica has been in contact with governmental authorities about this matter and intends to cooperate with those authorities as the investigation continues. It is not possible at this time to predict the scope or duration of this matter or its likely outcome.

c) Commitments

Atento

As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012 and ratified on December 12, 2012, both companies have signed a Master Service Agreement which regulates Atento’s relationship with the Telefónica Group as a service provider for a period of nine years.

By virtue of this Agreement, Atento become Telefónica’s preferred Contact Centre and Customer Relationship Management (CRM) service provider, stipulating annual commitments in terms of turnover which updates in line with inflation and deflation that vary from country to country, pursuant to the volume of services Atento has been providing to the entire Group.

In the case of an eventual failure to meet the annual turnover commitments that could result in a compensation, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contract Centre’s business margin to the final calculation.

Lastly, the Master Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to subscribe its telecommunications services to Telefónica.

Agreement for the divestment of Telefónica’s operations in the UK (O2 UK)

On March 24, 2015, Telefónica signed an agreement with Hutchison for the acquisition by the latter of Telefónica’s operations in the UK (O2 UK) for a price (firm value) of 10,250

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million pounds sterling in cash (approximately 14,000 million euros at the exchange rate as of the date of the agreement), composed of (i) an initial amount of 9,250 million pounds sterling (approximately 12,640 million euros as of the date of the agreement) which would be paid at closing and (ii) an additional deferred payment of 1,000 million pounds sterling (approximately 1,360 million euros as of the date of the agreement) to be paid once the cumulative cash flow of the combined company in the United Kingdom has reached an agreed threshold. According to the sale agreement, the price will be adjusted by the debt, the working capital and other defined circumstances that may ultimately arise upon closing of the O2 UK divestiture.

Completion of the transaction is subject to, among other conditions, the approval of the European Commission and the obtainment of waivers to some contractual provisions affected by the sale, including those related to network alliances, as well as change of control provisions under certain contractual arrangements with third parties. As of the date of the issuance of these Financial Statements, such conditions have not been met. The European Commission authorization process is ongoing.

These conditions must be satisfied by no later than June 30, 2016 however, this date may be extended until September 30, 2016 in specified circumstances.

Agreement for the sale of the shares of Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C.

On December 31, 2015, a shares purchase agreement was concluded between, on one hand, Telefónica, S.A., Telefónica Servicios Globales, S.L.U. and Telefónica Gestión de Servicios Compartidos Perú, S.A.C. (as sellers), and, on the other hand, IBM Global Services España, S.A., IBM del Perú, S.A.C., IBM Canada Limited and IBM Americas Holding, LLC (as purchasers) for the sale of the companies Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and Tgestiona Servicios Contables y Capital Humano, S.A.C., for a total price of approximately 22 million euros. This shares purchase agreement is expected to be ratified by the parties at the closing of the transaction on March 1, 2016.

Following the aforementioned shares purchase agreement and in connection with the latter transaction, also, on December 31, 2015, Telefónica subscribed a master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group during a period of ten years, for a total amount of approximately 450 million euros. Most of the Telefónica Group’s subsidiary companies will adhere to that master services agreement.

d) Directors’ and senior executives’ compensations and other benefits

Board of Directors’ and Senior Executives’ compensation

The compensation of Telefónica members of the Board of Directors is governed by Article 35 of the Bylaws, which states that the compensation amount that the Company may pay to all of its as members of the Board of Directors and the performance of supervision and collective decision-making duties, shall be fixed by the shareholders at the General Shareholders’ Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution among the Directors, by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors, membership to any committee within the Board, and any other objective circumstances that must be taken into consideration. Furthermore, the Directors shall receive an amount as remuneration for executive functions given or delegated by the Board. This compensation must be in line with Director`s compensation policy approved by the General Shareholders’ Meeting.

Accordingly, General Shareholders Meeting, held on April 11, 2003, set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros, including a fixed payment and attendance fees of the Board of Director’s Advisory or Control Committees. Total compensation paid to Telefónica’s Directors for discharging their duties in 2015 amounted to 3,701,602 euros in fixed compensation and attendance fees.

The compensation of Telefónica, S.A. Directors in their capacity as members of the Board of Directors, the Executive Commission and/or the Advisory and Control Committees consists of a fixed amount payable monthly, and fees for attending the meetings of the Board’s Advisory or Control Committees. Executive

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Financial Statements

Directors other than the Chairman do not receive any amounts for their directorships, but only the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.

The table below presents the fixed amounts established in 2015 for membership to Telefónica’s Board of Directors, Executive Commission and Advisory or Control Committees and the attendance fees of the Advisory or Control Committees:

Compensation of members of the Board of Directors and Board Committees

Amounts in euros
Position	Board of Directors	Executive Committee	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice Chairman	200,000	80,000	—
Executive	—	—	—
Proprietary	120,000	80,000	11,200
Independent	120,000	80,000	11,200
Other external	120,000	80,000	11,200

(*)	In addition, the amounts paid for attendance to each of the Advisory or Control Committee’s meetings is 1,000 euros.

Individual breakdown

Appendix II provides a detail by individual, by compensation item, of the compensation and benefits paid by Telefónica, S.A. and other companies of the Telefónica Group to members of the Company’s Board of Directors in 2015.

e) Related-party transactions

Significant shareholders

The main transactions between Telefónica, S.A. and its significant shareholders – always concluded at arm’s length – are as follows: The figures refer to Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and subsidiaries pertaining to its consolidated group and Caja de Ahorros y Pensiones de Barcelona, (la Caixa) and subsidiaries pertaining to its consolidated group: Their stake in Telefónica as of December 31, 2015 is 6.07% and 5.01%, respectively.

Millions of euros
2015	BBVA	la Caixa
Financial expenses	7	1
Receipt of services	4	3

Total expenses	11	4

Financial revenues	1	1
Dividends received (1)	16	—

Total revenues	17	1

Financing transactions	54	49
Guarantees granted	68	8
Time deposits	421	412
Dividends distributed (2)	212	113

(1)	As of December 31, 2015 Telefónica holds 0.69% investment in BBVA (See Note 9.3.).
(2)	Additionaly to the amount included in this line, it should be considered the shares received by La Caixa, in relation with the scrip dividend paid on December 2015.

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Millions of euros
2014	BBVA	la Caixa
Financial expenses	8	2
Receipt of services	4	3

Total expenses	12	5

Financial revenues	4	19
Dividends received	14	—

Total revenues	18	19

Financing transactions	1,107	1,173
Guarantees granted	68	8
Time deposits	302	21
Dividends distributed	194	98

In addition, the nominal outstanding value of derivatives held with BBVA and la Caixa in 2015 amounted to 18,483 and 1,241 million euros, respectively (23,233 million euros held with BBVA and 1,221 million euros held with la Caixa in 2014). The fair value of these same derivatives in the balance sheet is 805 and -26 million euros, respectively, in 2015 (642 and -36 million euros, respectively, in 2014). As explained in Derivatives policy in Note 16, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying.

Group companies and Associates

Telefónica, S.A. is a holding company for various investments in companies in Latin, Spain and the rest of Europe which do business in the telecommunications, media and entertainment sectors.

The balances and transactions between the Company and these subsidiaries (Group and Associated Companies) at December 31, 2015 and 2014 are detailed in the notes to these individual financial statements.

Directors and senior executives

During the financial year to which these accompanying financial statements refer, the Directors and senior executives did not perform any transactions with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business.

Compensation and other benefits paid to members of the Board of Directors and senior executives are detailed in Note 21.f and Appendix II of these financial statements.

A member of Telefónica, S.A.’s Board of Directors is also board member of Abertis Infraestructuras, S.A., parent of Abertis. Telefónica has signed agreements with Abertis, through its subsidiary On Tower Telecom Infraestructuras S.A. (previously Abertis Tower, S.A.), by virtue of which Telefónica Spain has sold mobile phone towers for 44 and 224 million euros in 2015 and 2014, respectively, generating a gain of 38 million euros in 2015 and a gain of 193 million euros in 2014.

An agreement has also been signed through which On Tower Telecom Infraestructuras, S.A. leases certain space in the aforesaid infrastructures for Telefónica Móviles España, S.A.U. to install its communications equipment.

f) Auditors’ fees

The fees accrued in 2015 and 2014 to the various member firms of the EY international organization (previously Ernst & Young), to which Ernst&Young, S.L. (the auditors of Telefónica, S.A. in 2015 and 2014) belongs, amounted to 3.73 million euros and 3.6 million euros, respectively, broken down as follows.

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Financial Statements

Millions of euros	2015	2014
Audit services	3.52	3.38
Audit-related services	0.21	0.22

Total	3.73	3.60

EY has not provided the Company with tax advice or other services except as disclosed above.

g) Environmental matters

Telefónica has an Environmental Policy which is applicable to all of its companies, which sets out the road map for the company to advance towards a green economy, reducing the environmental impact of its facilities at the same time as developing the potential for digital services to reduce the environmental footprint of other sectors.

Currently over half of the companies in the Group have Environmental Management Systems (EMS) in accordance with Regulation ISO 14001, certified by an external body, which contribute to the proper management of the environmental aspects of the company and to extending a culture of environmental responsibility across the whole supply chain.

Telefónica’s environmental risks and climate change are controlled and managed under the company’s global risk model. The environmental aspects of the telecommunications operations are mainly focused on the risk of high geographical dispersion and energy consumption, which is controlled by means of environmental management based on uniform processes and a global energy efficiency programme.

Telefónica has a global environmental team made up of experts in environmental management.

h) Trade and other guarantees

The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids and in the ordinary course of its business. No significant additional liabilities in the accompanying financial statements are expected to arise from guarantees and deposits issued (see Note 20 a.).

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Financial Statements

Note 21. Cash flow analysis

Cash flows from/(used in) operating activities

The net result before tax in 2015 amounted to negative 1,496 million euros (see the income statement), adjusted by items recognized in the income statement that did not require an inflow or outflow of cash in the year.

These adjustments relate mainly to:

•	Impairments to investments in Group companies, associates and other investments of 4,457 million euros (impairment in 2014 of 1,179 million euros).

•	Declared dividends as income in 2015 for 5,171 million euros (6,670 million euros in 2014), interest accrued on loans granted to subsidiaries of 162 million euros (107 million euros in 2014) and a net financial expense of 1,906 million euros (2,542 million euros in 2014), adjusted initially to include only movements related to cash inflows or outflows during the year under “Other cash flows from operating activities.”

“Other cash flows from operating activities” amounted to 2,410 million euros (8,222 million euros in 2014). The main items included are:

a)	Net interest paid:

Payments of net interest and other financial expenses amounted to 1,831 million euros (1,872 million euros in 2014), including:

•	Net payments external credit entities of 336 million euros (net proceeds of 10 million euros in 2014), and

•	Interest and hedges paid to Group companies of 1,812 million euros (1,862 million euros in 2014). The main payments in 2015 were to Telefónica Emisiones, S.A.U., for 1,619 million euros, and to Telefónica Europe, B.V., for 453 million euros.

b)	Dividends received:

The main receipts relate to:

Millions of euros	2015	2014
Telefónica de España, S.A.U.	1,601	1,999
Telefónica Móviles España, S.A.U.	718	994
Telefónica Europe, plc. (Note 22)	—	1,304
Telefónica Czech Republic, a.s.	250	—
Telefónica Internacional, S.A.U.	—	4,500
Compañía de Inversiones y Teleservicios, S.A.U.	—	440
Telefônica Brasil, S.A. (Telesp)	252	199
Sao Paulo Telecommunicaçoes	83	54
Other dividend collections	187	260

Total	3,091	9,750

In addition to the dividends recognized as income in 2015 (see Note 19.1) and collected in the same period, this caption also includes dividends from 2014 collected in 2015.

c)

Income tax collected: Telefónica, S.A. is the parent of its consolidated Tax Group (see Note 17) and therefore it is liable for filing income tax with the Spanish Treasury. It subsequently informs companies included in the Tax Group of the amounts payable by them. Payments of totaling 47

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Financial Statements

million euros were made in 2015 (270 million in 2014), as disclosed in Note 17. In this regard, the main amounts passed on to subsidiaries of the tax group were as follows:

Telefónica Móviles España, S.A.U.: collection of 344 million euros, corresponding to: 288 million euros for the 2014 income tax settlement and 56 million in payments of account of 2015 income tax.

In 2014, rebilling amounted to 156 million euros, corresponding mainly to: 35 million euros for the 2013 income tax settlement, 59 million euros in payments of account of 2014 income tax and 62 million euros of the third payment of account of 2013 income tax that has been paid in 2014.

Telefónica de España, S.A.U.: collection of 616 million euros, corresponding to: 506 million euros for the 2014 income tax settlement and 110 million in payments of account of 2015 income tax.

In 2014, rebilling amounted to 322 million euros, corresponding mainly to: 66 million euros for the 2013 income tax settlement, 140 million in payments of account of 2014 income tax and 116 million euros of the third payment of account of 2013 income tax that has been paid in 2014.

Cash flows from/(used in) investing activities

“Payments on investments” under “Cash flows from/(used in) investing activities” included a total payment of 4,915 million euros (5,704 million euros in 2014). The main transactions to which these payments refer are as follows:

•	Capital increases: the main disbursements correspond to Telefônica Internacional, S.A.U. amounting 2,157 million euros, Telefónica Brasil, S.A. amounting 1,263 million euros and Sao Paulo Telecomunicaçoes amounting 402 million euros. These capital increases, as well as other minor disbursements of this same concept are disclosed fully in Note 8.1.a).

•	In 2015 there has been no significant disboursements related to loan to Group and associated companies.

Proceeds from disposals totaling 2,067 million euros in 2015 (2,680 million euros in 2014) includes:

•	Proceed from the repayment of the loans granted to Telco, S.p.A. later repaid by Telco TE, S.p.A. (see Note 9) amounting to 1,025 million euros.

•	The proceeds from the maturity of debentures and bonds issued by Telefónica Emisiones, S.A.U. amounting to 145 million euros.

•	Proceed from the pay back of the share premium disbursed by Phenix Investments (see Note 8).

Cash flows from/(used in) financing activities

This caption includes the following items:

i.	Net payments for equity instruments of 1,615 million euros (21 million euros in 2014), relating to the net amount of treasury shares acquired in 2015.

ii.	Proceeds from financial liabilities:

a)	Debt issues: The main collections comprising this heading are as follows:

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Financial Statements

Millions of euros	2015	2014
Issue exchangeable into ordinary shares of Telecom Italia, S.p.A.	—	750
Syndicated facilities with several entities (Note 14.4)	3,950	—
Bilateral loans with several entities (Note 14.4)	475	2,125
Telefónica Emisiones, S.A.U. (Note 15)	1,467	2,918
Telefónica Europe, B.V. promissory notes (Note 15)	935	2,600
Telfisa Global, B.V. financing (Note 15)	—	580
Structured Financing	506	565
Promissory notes (Note 13)	61	—
Credit lines with several entities (Note 14)	826	—
Other collections	245	500

Total	8,465	10,038

b)	Prepayments and redemption of debt: The main payments comprising this heading are as follows:

Millions of euros	2015	2014
Bond redemption (Note 13)	50	582
Bilateral loans with several entities (Note 14.4)	500	200
Syndicated facilities with several entities (Note 14.4)	3,778	4,595
Telefónica Europe, B.V. (Note 15)	1,073	929
Telfisa Global, B.V.	2,048	—
Telefónica Finanzas, S.A.U.	534	1,799
Telefónica Emisiones, S.A.U. (Note 15)	3,292	4,059
Telefónica Europe, B.V. promissory notes	—	423
Promissory notes	—	355
Structured Financing	245	206
Other payments	172	392

Total	11,692	13,540

The commercial paper transactions with Telefónica Europe, B.V. are stated at their net balance as recognized for the purposes of the cash flow statement, being high-turnover transactions where the interval between purchase and maturity never exceeds six months.

The financing obtained by the Company from Telefónica Finanzas, S.A.U. and Telfisa Global, B.V. relates to the Group’s integrated cash management (see Note 15). These amounts are stated net in the cash flow statement as new issues or redemptions on the basis of whether or not at year-end they represent current investment of surplus cash or financed balances payable.

iii.	Payments of dividends for 2,237 million euros (2,001 million euros in 2014) as described in Note 11.1. d). The difference between the figure of Dividends shown in this Note and in Note 11 is caused by withholding taxes deducted in the payment to certain major shareholders, and despite the reimbursement of the amounts has been requested to Tax Authorities, the cash has not been received until 2016.

iv.	Proceeds on the share capital increase amount to 3,048 million euros described in Note 11, presented net of all the expenses related to the transaction in the statement of changes in equity.

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Note 22. Discontinued operations

As detailed in Note 8, Telefónica, S.A. has signed an agreement with Hutchison for the acquisition by the latter of Telefónica’s operations in the UK. As a consequence of this agreement, the fair value of the investment and the valuation write off in Telefónica Europe, plc. has been reclassified under “Net assets held for sale. As of December 31, 2015 this concept amounts to 12,501 million euros.

The write down in 2015, net of tax effects, has been recognized under “Profit after tax from discontinued operations”. In order to ensure the comparison of information, this concept has been classified in the same caption in the income statement for 2014 (see Note 2).

In addition to the investment write off, every transaction between Telefónica, S.A. and its subsidiaries in the UK, net of the tax effect, has been reclassified to discontinuated operation in 2015 profit and loss account.

The disclosure of concepts and amounts reclassified is the following:

(Millions of euros)	2015
Services rendered to Group companies	35
Other operating income Group companies	1
Impairment losses in Group companies and associates	(852)
External services Group companies	(3)
Financial revenue Group companies	1
Exchange rate differences, net	3
Income Tax	217
Discontinued operations, net of tax	(598)

The write down recognized for Telefónica Europe, plc. in 2015 amounts to 688 million euros includes the impact of net investment hedges. In 2014 the write down amounted to 2,352 million euros, increased by 148 million euros for the effect of the net investment hedge.

The valuation of Telefónica Europe, plc. in 2015 has been effected by a lower increase in the GDP than expected: 2.2% of increase according to Focus Economics, previewing an increase of 2.6% and speeding off since the increase of 2.9% for 2014.

The amounts related to transactions with subsidiaries in UK within the Cash Flow Statements are detailed below:

•	Cash flows from operating activities include net proceeds of 37 million euros in 2015 (1,333 millions in 2014). The most significant concepts are brand fee proceeds of 42 million in 2015 (38 million in 2014). Moreover, in 2014 there was a proceed from dividends of 1,304 million euros (no amounts in 2015).

•	Cash flows from financing activities include net proceeds of 11 million euros in 2015 (5 million euros in 2014)

•	Cash flows from investment activities include in 2015 a net proceed from divestments of 19 million euros arising from hedges of the sale transaction.

Telefónica, S.A.    84

Financial Statements

Note 23. Events after the reporting period

The following events regarding the Company took place between the reporting date and the date of preparation of the accompanying financial statements:

Financing

On February 2, 2016, Telefónica Emisiones, S.A.U. redeemed 1,750 million euros of its notes, issued on February 2, 2006. The notes were guaranteed by Telefónica, S.A.

On February 3, 2016, Telefónica Emisiones, S.A.U. redeemed 802 million euros of its notes, issued on November 3, 2011 for an amount of 1,000 million euros. The notes were guaranteed by Telefónica, S.A.

On February 16, 2016, Telefónica Emisiones, S.A.U. redeemed 1,250 million U.S. dollars of its notes, issued on February 16, 2011. The notes were guaranteed by Telefónica, S.A.

Telefónica, S.A. agreed its 12 months extension option on the 2,500 million euros syndicated credit facility dated February 19, 2015 up to 2021 and on the 3,000 million euros syndicated credit facility dated February 18, 2014 up to 2020. This arrangement entered into effect on February 19, 2016.

Creation of a global telecommunications infrastructures company

On February 10, 2016, Telefónica announced the creation of Telxius, a company which will bring together certain infrastructure assets of the Group, which will enable the management of the Telefónica Group’s infrastructure on a global scale with a more specialised and focused approach, with the aim of increasing the services provided to other operators, improving the return on capital invested and allowing Telxius to participate more actively in the growth opportunities that exist in the industry, including the possibility of incorporating third party assets.

Telefónica, S.A.    85

Financial Statements

Note 24. Additional note for English translation

These annual financial statements were originally prepared in Spanish and were authorized for issue by the Company’s Directors in the meeting held on February 24, 2016. In the event of a discrepancy, the Spanish-language version prevails.

Telefónica, S.A.    86

Financial Statements

Appendix I: Details of subsidiaries and associates at December 31, 2015

MILLIONS OF EUROS	%OWNERSHIP			INCOME (LOSS)
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Net carrying amount
Telefónica Internacional, S.A.U. (SPAIN)	100.00%	—	2,839	4,204	1,000	(2.230)	(1,710)	9123
Holding company
Gran Vía, 28 - 28013 Madrid
Telefónica Móviles España, S.A.U. (SPAIN)	100.00%	—	423	499	718	553	373	5,775
Wireless communications services provider
Distrito Telefónica, Ronda de la Comunicación s/n, Madrid 28050
Telfin Ireland Limited (IRELAND)	100.00%	—	—	8,011	705	(1)	194	8,191
Intragroup financing
28/29 Sir John Rogerson’s Quay, Dublin 2
O2 (Europe) Ltd. (UNITED KINGDOM)	76.83%	—	1,239	4,890	—	(161)	(42)	2,764
Holding company
Wellington Street, Slough, SL1 1YP
Telefónica Móviles México, S.A. de C.V. (MEXICO) (1)	100.00%	—	4,478	(3,185)	—	112	(90)	1,540
Holding company
Prolongación Paseo de la Reforma 1200 Col. Cruz Manca, México D.F. CP.05349
Telefónica de España, S.A.U. (SPAIN)	100.00%	—	1,024	1,520	1,601	(425)	(422)	2,303
Telecommunications service provider in Spain
Gran Vía, 28 - 28013 Madrid
Telefónica de Contenidos , S.A.U. (SPAIN)	100.00%	—	226	451	—	(47)	(43)	616
Organization and operation of multimedia service-related activities and businesses
Distrito Telefónica, Ronda de la Comunicación s/n, Madrid 28050
Telefónica Datacorp, S.A.U. (SPAIN)	100.00%	—	700	61	—	20	20	781
Holding company
Gran Via, 28 - 28013 Madrid
Telfisa Global, B.V. (NETHERLANDS)	100.00%	—	—	701	37	(4)	18	712
Integrated cash management, consulting and financial support for Group companies
Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX - Amsterdam
Ecuador Cellular Holdings, B.V. (NETHERLANDS)	100.00%,	—	—	595	—	(11)	(11)	581
Holding company
Strawinskylaan 3105, Atium 7th, Amsterdam
Telefónica Chile Holdings , S.L (SPAIN)	100.00%	—	—	1,209	—	—	—	473
Holding company
Distrito Telefónica, Ronda de la Comunicación s/n, Madrid 28050
Telefónica Innovación Alpha, S.L. (SPAIN)	100.00%	—	—	—	—	—	—	—
Telecommunications activities
Distrito Telefónica, Ronda de la Comunicación s/n, Madrid 28050
Telco TE, S.p.A. (ITALY)	100.00%	—	—	603	—	—	43	603
Holding company
Via dell’Annunciata n.21 20121 – Milano
Panamá Cellular Holdings, B.V. (NETHERLANDS)	100.00%	—	—	1	—	—	—	1
Holding company
Strawinskylaan 3105, Atium 7th, Amsterdam

Telefónica, S.A.    87

Financial Statements

MILLIONS OF EUROS	%OWNERSHIP			INCOME (LOSS)
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Net carrying amount
Teléfonica de Costa Rica TC, S.A. (COSTA RICA)	100.00%	—	296	(128)	—	(19)	(21)	286
Holding company
Plaza Roble, Edificio Los Balcones 4to. Piso, San José
Telefónica Global Technology, S.A. (SPAIN)	100.00%	—	16	99	—	8	37	148
Global management and operation of IT systems
Gran Vía, 28 - 28013 Madrid
Telefónica Capital, S.A. (SPAIN)	100.00%	—	7	138	—	—	5	110
Finance company
Gran Via, 28 - 28013 Madrid
Seguros de Vida y Pensiones Antares, S.A. (SPAIN)	100.00%	—	51	57	5	2	7	69
Life insurance, pensions and health insurance
Ronda de la Comunicación, s/n Distrito Telefónica Edificio Oeste 1, planta 9- 28050 Madrid
Telefónica Digital Holdings, S.L. (SPAIN)	100.00%	—	10	338	—	(246)	(247)	89
Holding company
Ronda de la Comunicación, s/n Distrito Telefónica Edificio Central - 28050 Madrid
Taetel, S.L. (SPAIN)	100.00%	—	28	42	94	(1)	(1)	69
Acquisition, ownership and disposal of shares and stakes in other companies
Gran Via, 28 - 28013 Madrid
Telefónica Internacional USA Inc.(EE.UU.)	100.00%	—	—	1	—	—	—	—
Financial Advisoryservices
1221 Brickell Avenue suite 600 - 33131 Miami – Florida
Lotca Servicios Integrales, S.L. (SPAIN)	100.00%	—	17	(7)	—	—	(1)	9
Holding and operation of aircraft and aircraft leases
Gran Via, 28 - 28013 Madrid
Telefónica Ingeniería de Seguridad, S.A. (SPAIN)	100.00%	—	12	(15)	—	(9)	(14)	—
Security services and systems
Ramón Gómez de la Serna, 109-113 posterior - 28035 Madrid
Compañía Española de Tecnología, S.A. (SPAIN)	100.00%	—	5	4	—	—	—	9
Promotion of business initiatives and holding of real estate assets
Gran Vía, 28 - 28013 Madrid
Telefónica Finanzas, S.A.U. (TELFISA) (SPAIN)	100.00%	—	3	(14)	98	(3)	22	11
Integrated cash management, consulting and financial support for Group companies
Ronda de la Comunicación, s/n – 28050 Madrid
Centro de Investigación y Experimentación de la Realidad Virtual, S.L. (SPAIN)	100.00%	—	—	—	—	—	—	—
Design of communications products
Vía de Dos Castillas, 33 - Comp. Ática Ed. 1, 1ª Plta. Pozuelo de Alarcón - 28224 Madrid
Telefónica International Wholesale Services II, S.L. (SPAIN)	100.00%	—	—	(130)	—	(49)	(36)	—
Telecommunications service provider and operator
Ronda de la Comunicación, s/n – 28050 Madrid
Telefónica Investigación y Desarrollo, S.A.U. (TIDSA) (SPAIN)	100.00%	—	6	27	—	(30)	(23)	6
Telecommunications research activities and projects Telecomunications
Ronda de la Comunicación, s/n – 28050 Madrid

Telefónica, S.A.    88

Financial Statements

MILLIONS OF EUROS	%OWNERSHIP			INCOME (LOSS)
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Net carrying amount
Telefonica Luxembourg Holding S.à.r.L. (LUXEMBOURG)	100.00%	—	3	76	—	—	—	4
Holding company
26, rue Louvingny, L-1946- Luxembourg
Telefónica Servicios Globales, S.L.U. (SPAIN)	100.00%	—	1	14	—	(2)	(2)	14
Management and administrative services rendered
Ronda de la Comunicación, s/n – 28050 Madrid
Fisatel Mexico, S.A. de C.V. (MEXICO)	100.00%	—	195	(1)	—	—	7	196
Integrated cash management, consulting and financial support for Group companies
Boulevard Manuel Avila Camacho, 24 - 16ª Plta. - Lomas de Chapultepec - 11000 Mexico D.F.
Terra Networks Marocs S.A.R.L.	100.00%	—	—	—	—	—	—	—
Dormant Company
332 Boulevard Brahim Roudani, Casablanca
Telefónica Participaciones, S.A (SPAIN)	100.00%	—	—	1	—	—	—	—
Integrated cash management, consulting and financial support for Group Companies
Gran Via, 28 - 28013 Madrid
Telefónica Emisiones, S.A.. (SPAIN)	100.00%	—	—	6	—	(2)	2	—
Integrated cash management, consulting and financial support for Group Companies
Gran Via, 28 - 28013 Madrid
Telefónica Europe, B.V. (NETHERLANDS)	100.00%	—	—	5	1	(1)	1	—
Fund raising in capital markets
Strawinskylaan 1259 ; tower D ; 12th floor 1077 XX – Amsterdam
Telefónica Consumer Finance E.F.C.,S.A. (SPAIN.)	50.00%	—	5	22	—	5	2	14
Lending and consumer loans
c/Caleruega, 102 -28033 Madrid
Telefónica Latinoamérica Holding, S.L. (SPAIN)	94.96%	5.04%	198	1,694	341	—	22	1,762
Holding company
Ronda de la Comunicación, s/n Distrito Telefónica - 28050 Madrid
Telefónica International Wholesale Services, S.L. (SPAIN)	92.51%	7.49%	230	68	19	191	142	213
International services provider
Ronda de la Comunicación, s/n Distrito Telefónica - 28050 Madrid
Corporation Real Time Team, S.L. (SPAIN)	87.96%	12.04%	—	—	—	—	—	—
Internet design, advertising and consulting
Plaza Canalejas, 3 – 28014 Madrid
Telefónica Móviles Argentina Holding, S.A. (ARGENTINA)	75.00%	25.00%	300	513	—	505	235	885
Holding company
Ing Enrique Butty 240, piso 20-Capital Federal-Argentina

Telefónica, S.A.    89

Financial Statements

MILLIONS OF EUROS	%OWNERSHIP			INCOME (LOSS)
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Net carrying amount
Telefónica International Wholesale Services America, S.A. (URUGUAY) (1)	74.36%	25.64%	562	(537)	—	(29)	(29)	325
Provision of high bandwidth communications services
Luis A. de Herrera, 1248 Piso 4 – Montevideo
Telefonica Centroamérica Inversiones, S.L (SPAIN)	60.00%	—	1	952	42	—	55	655
Holding company
Distrito Telefónica. Avda. Ronda Comunicación, s/n. - 28050 Madrid
Comtel Comunicaciones Telefónicas, S.A. (VENEZUELA)	65,14%	34,86%	—	(130)	—	(49)	(36)	—
Holding company
Torre Edicampo, Avda. Francisco de Miranda, Caracas 1010
Telefónica América, S.A (SPAIN)	50.00%	50.00%	—	—	—	—	—	—
Investment managament and gestion of companies in the telecomunications sector
Distrito Telefónica. Avda. Ronda Comunicación, s/n. - 28050 Madrid
Aliança Atlântica Holding B.V. (NETHERLANDS)	50.00%	43.99%	40	2	—	—	—	21
Portfolio company
Strawinskylaan 1725 – 1077 XX – Amsterdan
Sao Paulo Telecomunicaciones Participaçoes, Ltda (BRAZIL)	39.40%	60.60%	5,346	(1,394)	85	(8)	208	1,605
Holding company
Rua Martiniano de Caravalho, 851 20º andar, parte, Sao Paolo
Telefônica Brasil, S.A. (BRAZIL) (1)(*)	29.77%	43.91%	23,164	(6,805)	371	1,568	1,070	7,437
Wireline telephony operator in Sao Paulo
Sao Paulo
Colombia Telecomunicaciones, S.A. ESP (COLOMBIA) (1)	18.51%	51.49%	485	(537)	—	204	(26)	265
Wireless operator
Calle 100, Nº 7-33, Piso 15, Bogotá,Colombia
Pléyade Peninsular, Correduría de Seguros y Reaseguros del grupo Telefónica, S.A. (SPAIN)	16.67%	83.33%	—	1	1	4	4	—
Distribution, promotion or preparation of insurance contracts,operating as a broker
Distrito Telefónica, Avda. Ronda de la Comunicación, s/n Edificio Oeste 1 – 28050 Madrid
Telefónica Móviles Argentina, S.A. (SPAIN) (2)	15.40%	84.60%	N/D	N/D	N/D	N/D	N/D	146
Wireless communications and services operator
Ing Enrique Butty 240, piso 20-Capital Federal-Argentina
Inversiones Telefónica Móviles Holding, Ltd. (CHILE)	1.73%	98.27%	971	285	—	—	80	89
Holding company
Miraflores, 130 - 12º - Santiago de Chile

Telefónica, S.A.    90

Financial Statements

MILLIONS OF EUROS	%OWNERSHIP			INCOME (LOSS)
NAME AND CORPORATE PURPOSE	Direct	Indirect	Capital	Reserves	Dividends	From operations	For the year	Net carrying amount
Telefónica de Argentina, S.A. (1) (ARGENTINA)	1.80%	98.20%	191	161	—	103	41	18
Telecommunications service provider
Av. Ingeniero Huergo, 723, PB - Buenos Aires
Telefónica Venezolana, C.A. (VENEZUELA) (1)	0.08%	99.92%	658	(302)	—	(44)	(207)	—
Wireless operator
Av. Francisco de Miranda, Edif Parque Cristal, Caracas 1060
Telefónica Factoring España, S.A. (SPAIN)	50.00%	—	5	2	—	19	16	3
Factoring
Zurbano, 76, 8 Plta. - 28010 Madrid
Telefónica Factoring México, S.A. de C.V. SOFOM ENR (MEXICO)	40.50%	9.50%	2	—	—	(1)	1	1
Factoring
México D.F.
Telefónica Factoring Perú, S.A.C. (PERÚ)	40.50%	9.50%	1	2	—	—	2	1
Factoring
Ciudad de Lima
Telefónica Factoring Colombia, S.A. (COLOMBIA)	40.50%	9.50%	1	—	—	2	1	1
Factoring
Bogotá
Telefónica Factoring Chile, S.A. (CHILE)	40.50%	9.50%	—	—	—	1	1	—
Factoring
Ciudad y Comuna de Santiago.
Telefónica Factoring Do Brasil, Ltd. (BRASIL)	40.00%	10.00%	1	(2)	—	(1)	8	1
Factoring
Avda. Paulista, 1106 – Sao Paulo
Jubii Europe N.V. (NETHERLANDS) (*)	32.10%	—	N/D	N/D	—	N/D	N/D	5
Internet portal - In liquidation
Richard Holkade 36, 2033 PZ Haarlem – PAISES BAJOS
Torre de Collçerola, S.A. (SPAIN)	30.40%	—	6	—	—	—	—	2
Operation of telecommunicatios mast and technical assistance and consulting services.
Ctra. Vallvidrera-Tibidabo, s/nº - 08017 Barcelona
Other investments	N/D	N/D	N/D	N/D	47	N/D	—	5
Total group companies and associates					5,171			47,938

(1)	Consolidated data.
(2)	Data included in Telefónica Móviles Argentina Holding as consolidated figures.
(*)	Companies listed on international stock exchanges at December 31, 2015.

Telefónica, S.A.    91

Financial Statements

Appendix II: Board of Director’s and Senior Executives’ Compensation

TELEFÓNICA, S.A.

(Euros)

Director	Wage / Compensation[1]	Fixed payment[2]	Attendance fees[3]	Short term variable compensation[4]	Fixed payments Board Committees[5]	Other items[6]	Total
Mr. César Alierta Izuel	2,230,800	240,000	—	4,027,486	80,000	15,430	6,593,716
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	10,000	290,000
Mr. José María Abril Pérez	—	200,000	4,000	—	91,200	—	295,200
Mr. Julio Linares López	—	200,000	31,000	—	44,800	—	275,800
Mr. José María Alvarez-Pallete López	1,923,100	—	—	3,471,965	—	5,795	5,400,860
Mr. Fernando de Almansa Moreno-Barreda	—	120,000	19,000	—	33,600	9,000	181,600
Ms. Eva Castillo Sanz[8]	—	110,000	16,000	—	30,800	—	156,800
Mr. Carlos Colomer Casellas	—	120,000	30,000	—	147,200	10,000	307,200
Mr. Peter Erskine	—	120,000	24,000	—	124,800	—	268,800
Mr. Santiago Fernández Valbuena	—	—	—	—	—	—	—
Mr. Alfonso Ferrari Herrero	—	120,000	46,000	—	158,400	9,000	333,400
Mr. Luiz Fernando Furlán	—	120,000	—	—	—	—	120,000
Mr. Gonzalo Hinojosa Fernández de Angulo	—	120,000	46,000	—	158,400	9,000	333,400
Mr. Pablo Isla Álvarez de Tejera	—	120,000	—	—	11,200	—	131,200
Mr. Antonio Massanell Lavilla	—	120,000	21,000	—	56,000	11,000	208,000
Mr. Ignacio Moreno Martínez	—	120,000	17,000	—	33,600	—	170,600
Mr. Javier de Paz Mancho	—	120,000	14,000	—	113,600	5,333	252,933
Mr. Wang Xiaochu[7]	—	30,000	—	—	—	—	30,000

1	Wage: Non-variable compensation accrued by the Director for discharging executive duties.
2	Fixed Payment: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Board of Directors, irrespective of effective attendance by the Director at Board Meetings.
3	Attendance fees: Amounts payable for attendance to meetings of the Advisory or Control Committees.
4	Short-term variable compensation (bonus): Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) for a period equal to or up to a year, corresponding to 2014 and paid in 2015. Concerning the bonus referred to 2015, to be paid during 2016, the Executive Directors will perceive the following amounts: Mr. César Alierta Izuel 4,015,440 euros and Mr. José María Álvarez-Pallete López 3,461,580 euros.
5	Fixed Payment Board Committees: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Executive Committee or Advisory or Control Committees of Telefónica, S.A., irrespective of effective attendance to meetings of said Committees.
6	Other items: Includes, inter alia, amounts paid for membership of the Regional Advisory Committees in Spain (Valencia, Andalusia and Catalonia) and other “in- kind compensation” (such as general medical insurance and dental coverage), paid by Telefónica, S.A.
7.	Mr. Wang Xiaochu was appointed member of the Board of Directors of Telefónica, S.A, replacing Mr. Chang Xiaobing, on September 31, 2015, date from which he perceives his remuneration. Mr. Chang Xiaobing received 90,000 euros as wage/compensation until that moment.
8.	On February 26, 2014, Ms. Eva Castillo Sanz ceased to hold office as Chair of Telefónica Europe, although she continued to fulfill duties at the Telefónica Group other than those inherent in her capacity as Director through December 31, 2014. After that date, Ms. Eva Castillo Sanz stopped performing any duties other than those inherent in her capacity as Director, and received 2,405,000 euros in January 2015 as compensation for the aforementioned termination, and the sum of 862,475 euros in settlement of her participation in the “Performance & Investment Plan” (equal to the value of the Telefónica, S.A. shares to which she was entitled for participating in such plan), for the two cycles covering 2012-2015 and 2013-2016.Likewise, Ms. Castillo perceived a variable compensation, corresponding to 2014, of 1,200,000 euros.

Telefónica, S.A.    92

Financial Statements

In addition, to detail the amounts included in the preceding table, the following table presents the specific compensation paid to Directors of Telefónica for membership of the various Advisory or Control Committees in 2015, including both fixed payments and fees for attending meetings:

TELEFÓNICA, S.A. ADVISORY OR CONTROL COMMITEES

(Euros)

Director	Audit and Control	Nomination, Compensation and Corporate Governance	Regulation	Service Quality and Customer Service	Innovation	Strategy	Institutional Affairs	TOTAL 2015
Mr. César Alierta Izuel	—	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	15,200	—	—	15,200
Mr. Julio Linares López	—	—	—	—	21,200	21,200	33,400	75,800
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—	—
Mr. José Fernando de Almansa Moreno-Barreda	—	—	15,200	—	—	18,200	19,200	52,600
Ms. Eva Castillo Sanz	—	—	14,267	13,267	—	19,267	—	46,801
Mr. Carlos Colomer Casellas	33,400	17,200	—	13,200	33,400	—	—	97,200
Mr. Peter Erskine	—	18,200	—	—	18,200	32,400	—	68,800
Mr. Santiago Fernández Valbuena	—	—	—	—	—	—	—	—
Mr. Alfonso Ferrari Herrero	20,200	32,400	16,200	14,200	—	22,200	19,200	124,400
Mr. Luiz Fernando Furlán	—	—	—	—	—	—	—	—
Mr. Gonzalo Hinojosa Fernández de Angulo	21,200	21,200	27,400	14,200	—	21,200	19,200	124,400
Mr. Pablo Isla Álvarez de Tejera	—	11,200	—	—	—	—	—	11,200
Mr. Antonio Massanell Lavilla	20,200	—	—	26,400	13,200	—	17,200	77,000
Mr. Ignacio Moreno Martínez	22,200	—	15,200	13,200	—	—	—	50,600
Mr. Francisco Javier de Paz Mancho	—	—	14,200	13,200	—	—	20,200	47,600
Mr. Wang Xiaochu	—	—	—	—	—	—	—	—

On the other hand, the following table presents an individual breakdown of the amounts received from Telefónica Group companies other than Telefónica, S.A., by Company’s Directors for discharging executive duties or for membership of the companies’ governing bodies and/or Advisory Boards of such companies:

Telefónica, S.A.    93

Financial Statements

OTHER TELEFÓNICA GROUP COMPANIES

(Euros)

Director	Wage / Compensation[1]	Fixed payment[2]	Attendance fees[3]	Short term variable compensation[4]	Fixed payments Board Committees[5]	Other items[6]	Total
Mr. César Alierta Izuel	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. Julio Linares López	—	—	—	—	—	240,000	240,000
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—
Mr. José Fernando de Almansa Moreno-Barreda	—	138,904	—	—	—	120,000	258,904
Ms. Eva Castillo Sanz	—	—	—	—	—	60,000	60,000
Mr. Carlos Colomer Casellas	—	—	—	—	—	—	—
Mr. Peter Erskine	—	—	—	—	—	—	—
Mr. Santiago Fernández Valbuena (*)	1,007,668	—	—	1,212,857	—	196,632	2,417,157
Mr. Alfonso Ferrari Herrero	—	75,927	—	—	—	120,000	195,927
Mr. Luiz Fernando Furlán	—	86,544	—	—	—	90,000	176,544
Mr. Gonzalo Hinojosa Fernández de Angulo	—	26,187	—	—	—	120,000	146,187
Mr. Pablo Isla Álvarez de Tejera	—	—	—	—	—	—	—
Mr. Antonio Massanell Lavilla	—	—	—	—	—	—	—
Mr. Ignacio Moreno Martínez	—	—	—	—	—	—	—
Mr. Francisco Javier de Paz Mancho	—	127,123	—	—	—	120,000	247,123
Mr. Wang Xiaochu	—	—	—	—	—	—	—

1	Wage: Non-variable compensation accrued by the Director for discharging executive duties of any Telefónica Group company.
2	Fixed Payment: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Board of Directors, irrespective of affective attendance by the Director at Board Meetings of any Telefónica Group company.

It is hereby stated that Ms. Eva Castillo has earned an amount of 60,000 euros in fiscal year 2015, derived from her performace at Supervisory Board of Telefónica Deutschland Holding, A.G. At the time of preparing this document, the amount has not been paid.

3	Attendance fees: Amounts payable for attendance to meetings of the Board of Directors or similar bodies of any Telefónica Group company.
4	Short-term variable compensation (bonus): Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) for a period equal to or up to a year, corresponding to 2014 and paid in 2015. Concerning the bonus referred to 2015, the amount that will be perceived by the Executive Director Mr. Santiago Fernández Valbuena is 1,209,203 euros.
5	Fixed Payment Board Committees: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Executive Committee or Advisory or Control Committees of Telefónica, S.A., irrespective of effective attendance to meetings of said Committees.
6	Other items: Includes, inter alia, amounts paid for membership of Regional and Business Advisory Committees (Spain y Latam) and other “in- kind compensation” (such as general medical insurance and dental coverage and vehicle), paid by any Telefónica Group Company.
(*)	It is hereby stated for the record that Executive Director Mr. Santiago Fernández Valbuena collects his remuneration in Brazilian reais, and accordingly, the stated amount of his remuneration may vary, depending on the exchange rate applicable at any particular time.

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Financial Statements

Furthermore, as explained in the Compensation policy section, Executive Directors receive a series of employee benefits. The following table presents a breakdown of contributions made in 2015 by the Company to long-term savings schemes (Pension Plans and Pension Plan for Senior Executives):

LONG-TERM SAVINGS SCHEMES

(Euros)

Director	2015 Contributions
Mr. César Alierta Izuel	100,609
Mr. José María Álvarez-Pallete López	673,085
Mr. Santiago Fernández Valbuena	485,302

The following table presents a breakdown of the long-term savings schemes, comprising contributions to Pension Plans, the Pension Plan and Unit link insurance:

(Euros)

Director	Contributions to Pension Plans	Contributions to Benefits Plan[1]	Contributions to Unit link - Pension Plan
Mr. César Alierta Izuel	5,377	—	95,232
Mr. José María Álvarez-Pallete López	6,060	540,968	126,057
Mr. Santiago Fernández Valbuena	99,908	385,394	—

1	Contributions to the Pension Plan for Executives set up in 2006, funded exclusively by the Company to complement the existing Pension Plan. It entails defined contributions equivalent to a certain percentage of the Director’s fixed remuneration in accordance with their professional category within the Telefónica Group’s organization. Furthermore, since February 2015 the Chairman is the beneficiary of a Benefits Plan managed by Banco Sabadell (“BS Plan Jubilación Colectivo”), the receipt of which would take place in the circumstances set out in the PPSD.

It is hereby stated for the record that financial and fiscal limits to the contributions to the Pensions Plans have been lowered in 2015 by the applicable law, so it has been contracted a Unit link collective insurance, in which all surpluses derived for the application of the alleged limits over the contributions to Pension Plans are applied.

The Unit link insurance, contracted with the insurance company Seguros de Vida y Pensiones Antares, S.A, covers the same contingencies as the “Pension Plans” and the same cases of exceptional liquidity in event of severe illness or long-term unemployment.

Life insurance premiums paid in 2015 are as follows:

LIFE INSURANCE PREMIUMS

(Euros)

Director	Life insurance premiums
Mr. César Alierta Izuel	74,271
Mr. José María Álvarez-Pallete López	15,286
Mr. Santiago Fernández Valbuena	6,887

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Regarding share-based payment plans (those exclusively for Executive Directors), there were two long-term variable compensation plans in place in 2015:

1.- The first Plan is the so-called “Performance & Investment Plan“ (“PIP”), approved at the General Shareholders’ Meeting of May 18, 2011 whose first phase began in 2011 and ended in July 2014, second phase began in 2012 and ended in July 2015, and third phase began in 2013 and will end in July 2016.

It is hereby stated that, regarding the second phase of this Plan (2012-2015) implemented in 2015, in accordance with the TSR target achieved by the shares of Telefónica, S.A. in comparison to the TSR target achieved by the companies integrating the “DJ Sector Titans Telecoms index”, the applicable coefficient to shares assigned to beneficiaries was 77%.

The number of shares to be perceived by the Directors of Telefónica for discharging executive duties in second phase (2012–2015) is as follows:

FIRST PIP- Second phase / 2012-2015

Directors	Number of theoretical shares assigned (without co- investment)	Maximum number of shares assigned (1)	Number of shares delivered in the second phase (2)
Mr. César Alierta Izuel	324,417	506,901	312,251
Mr. José María Álvarez-Pallete López	188,131	293,955	181,076
Mr. Santiago Fernández Valbuena	103,223	161,287	99,352
Mr. Julio Linares López(*)	13,878	21,686	13,358

(*)	The number of shares assigned to Mr. Linares was calculated in proportion to the time he discharged executive duties as Chief Operating Officer –COO- (from July 1, 2012 to September 17, 2012) during the second phase of the Plan.
(1)	Maximum number of shares assigned if the co-investment requirement and maximum target TRS are met
(2)	Number of shares effectively delivered after application of the corresponding coefficient (77%) for meeting TSR target.

The number of shares assigned (without co-investment) to the Directors of Telefónica for discharging executive duties in third phase (2013 – 2016), and the maximum number of shares assigned, if “co-investment” requirement set by the alleged Plan and TSR target established for each phase are met, is as follows:

FIRST PIP- Third phase / 2013-2016

Directors	Number of theoretical shares assigned (without co- investment)	Maximum number of shares assigned (*)
Mr. César Alierta Izuel	324,000	506,250
Mr. José María Álvarez-Pallete López	192,000	300,000
Mr. Santiago Fernández Valbuena	104,000	162,500

(*)	Maximum number of shares assigned if the co-investment requirement and maximum target TRS are met.

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2.- The second Plan, called as well “Performance & Investment Plan“ (“PIP”), approved at the General Shareholders’ Meeting of May 30, 2014 whose first phase began in 2014 and will end in October 2017, second phase began in 2015 and will end in October 2018, and third phase will begin 2016 and will end in October 2019.

It is hereby stated that the number of shares assigned (without co-investment) and the maximum number of theoretical shares assigned to the Directors of Telefónica for discharging executive duties in each phase, if the co-investment requirement established in the second Plan and the maximum target TSR are met, is as follows:

SECOND PIP- First phase / 2014-2017

Directors	Number of theoretical shares assigned (without co-investment)	Maximum number of shares (*)
Mr. César Alierta Izuel	324,000	506,250
Mr. José María Álvarez-Pallete López	192,000	300,000
Mr. Santiago Fernández Valbuena	104,000	162,500

(*)	Maximum number of shares assigned if the co-investment requirement and maximum target TRS would have been met

SECOND PIP- Second phase / 2015-2018

Directors	Number of theoretical shares assigned (without co-investment)	Maximum number of shares (*)
Mr. César Alierta Izuel	324,000	506,250
Mr. José María Álvarez-Pallete López	192,000	300,000

(*)	Maximum number of shares assigned if the co-investment requirement and maximum target TRS are met

3.- The second issue of the share incentive purchase plan of Telefónica, S.A. (2015-2017) addressed to all employees of the Group worldwide (including executives and Executives Directors), the “Global Employee Share Plan” (“GESP”), was approved at the Company’s General Shareholders’ Meeting of May 30, 2014.

This plan is aimed to reinforce Telefónica’s status as a global employer, with a common remuneration culture throughout the Company, to encourage all Group employees to take an equity interest, and to motivate employees and boost their loyalty.

Under this plan, employees are offered the possibility of acquiring Telefónica, S.A. shares, for a period of up to 12 months (the acquisition period), with this company assuming the obligation of giving participants a certain number of shares free of charge. The maximum sum each employee can assign to this plan is 1,800 euros, while the minimum is 300 euros. Employees who remain at the Telefónica Group and retain their shares for an additional year after the acquisition period (the consolidation period) will be entitled to receive one free share per share acquired and retained until the end of the consolidation period.

The three Executive Directors of Telefónica have decided to take part in this Plan contributing the maximum (i.e. 150 euros a month, over 12 months), and have acquired a total of 176 shares at December 31, 2015 (being entitled to freely received an equivalent number of shares, provided that the shares received have been retained during consolidation period (twelve months after finishing the purchasing period)).

It should be noted that the external Directors do not receive and did not receive in 2015 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price (except as indicated for Mr. Linares in the above tables).

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In addition, the Company does not grant and did not grant in 2015 any advances, loans or credits to the Directors, or to its top executives, thus complying with the requirements of the U.S.A. Sarbanes-Oxley Act, which is applicable to Telefónica as a listed company in that market.

Senior executives’ compensation

Meanwhile, the Executives considered as Senior Executives1 of the Company in 2015, excluding those that are also members of the Board of Directors, have received a total amount of 9,982,840 euros in 2015.

In addition, regarding to long-term savings schemes, the contributions by the Telefónica Group in 2015 with respect to the Benefits Plan for Senior Executives described in Note on “Revenue and Expenses” for these Executives amounted to 1,302,755 euros, contribution to the Pension Plan amounted to 88,400 euros and contribution to the Unit Link- Pension Plans surpluses amounted to 143,119 euros.

Furthermore, in-kind compensation (including life and other insurance premiums such us general medical and dental insurance and the vehicle) amounted to 118,762 euros.

Also, regarding the first “Performance and Investment Plan” (“PIP”) composed of three phases (2011-2014; 2012-2015; 2013-2016) approved at the General Shareholders’ Meeting of May 18, 2011, it is hereby stated that the second phase (2012-2015) was vested in 2015, and pursuant to the general terms of the plan and after the application of the ratio arising from the TSR reached, were assigned 286,347 shares were effectively delivered to the Senior Executives of the top management of the Company, although the number of theoretical shares assigned (without co-investment) and the maximum number of shares assigned* was 294,136 and 456,300 respectively.

It is hereby stated that the number of shares assigned (without co-investment) at the beginning of the third phase (2013-2016) to the Executives, and the maximum number of shares assigned* is 322,520 and 500,650, respectively.

Regarding the second “Performance and Investment Plan” (“PIP”) composed of three phases (2014-2017; 2015-2018; 2016-2019) approved at the General Shareholders’ Meeting of May 30, 2014, the number of shares assigned (without co-investment) at the beginning of the phase to the Senior Executives of the Company in the first phase (2014-2017) and the maximum number of shares assigned* is 356,624 shares and 553,280 shares, respectively. In the second phase (2015-2018), it is equally, 356,624 shares and 553,280 shares,

Finally, regarding the “Global Employee Share Plan” (“GESP”) (2015-2017), approved by the General Shareholders’ Meeting of May 30, 2014, it should be noted that all the Senior Executives have decided to take part contributing the maximum (i.e. 150 euros a month, over 12 months), and have acquired a total of 315 shares (being entitled to freely received an equivalent number of shares, provided that the shares received have been keep during consolidation period (twelve months after finishing the purchasing period)).

*	Maximum number of shares to be received if the co-investment requirement and maximum target TRS are met.
1	For these purposes, Senior Executives are understood to be individuals who perform senior management functions reporting directly to the management bodies, or their executive committees or CEOs. Additionally, the person in charge of the internal audit is included.

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Financial Statements

Management report 2015

This Management Report has been prepared taking into consideration the ‘Guidelines on the preparation of annual corporate governance reports for listed companies’, published by CMNV in July 2013.

Business Model

Telefónica is one of the world’s leading communications services providers, offering mobile and fixed communication services with a strategy focused on the possibilities that the new digital world offers and becoming one of its principal leaders.

Telefónica’s aim is to reinforce its position as an active player in the digital world by seizing all the opportunities afforded by its global scale and its industrial and strategic alliances.

Telefónica’s organizational structure approved by the Board of Directors on February 26th 2014 is composed of the following segments: Telefónica Spain, Telefónica Brazil, Telefónica Germany and Telefónica Hispanoamérica (comprised of our consolidated subsidiaries in Argentina, Chile, Peru, Colombia, Mexico, Venezuela & Central America, Ecuador and Uruguay). These segments include all the information related to fixed, mobile, DSL, internet TV, as well as other digital services appropriate to each country. Any services not specifically included in these new segments are part of “Other companies and eliminations”.

On March 24th 2015, Telefónica signed an agreement with Hutchison on the sale of Telefónica’s operations in the United Kingdom. Therefore, in 2015, Telefónica’s operations in the United Kingdom are reported as discontinued operations, and the fair value of the investments due to be sold are classified as “held for sale” in compliance with PGC 2007.

The Telefónica Group’s strategy aims to:

•	Enhance value through:

•	Offering excellent connectivity

•	Providing a bundled offer with video and digital services.

•	Increased customer value and customer experience

•	With the following enablers:

•	End-to-end Digitalization: reducing our legacy investments to increase virtualization, reduce physical servers, data centers and applications

•	Big Data and Innovation to add value to our customers

•	And continue to work on capital allocation in our legacies and simplification

In addition, Telefónica maintains an industrial alliance with China Unicom. Furthermore, in order to potentially unlock the value of Telefónica’s scale, the “Partners” program was created in 2011, and now includes five operators (Bouygues, Etisalat, Sunrise, Megafon and O2 CZ). The Telefónica Partners Program is an initiative that makes available to selected operators and under commercial terms a host of services that allows partners to leverage on Telefónica’s scale and to cooperate on key business topics (digital services, roaming, services to multinationals, procurement, devices, etc.).

Moreover, Telefónica has increased its presence in key markets. In 2014 Telefónica acquired E-Plus though Telefónica Germany and in 2015 Telefónica acquired DTS though Telefónica Spain and GVT though Telefónica Brazil.

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Financial Statements

Other information

Non-controlling interests can be divided into two groups. Firstly, subsidiaries listed in a regulated market, such as Telefônica Brasil or Telefónica Deutschland, where minority shareholdings are widely dispersed and in respect of which Telefónica protects minority interests by complying with the regulations of the related market. Secondly, subsidiaries with a main minority shareholder, with whom agreements are entered into in order to guarantee the protection of such shareholder’s rights and, in certain cases (such as Colombia Telecomunicaciones) where there are also specific commitments resulting from corporate transactions.

The Telefónica Group’s Spanish companies have adapted their internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree-Law 4/2013, amending Law 3/2004, which establishes measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2014 included payment periods of up to 60 days, according to the terms agreed between the parties. For efficiency purposes, the Telefónica Group’s companies in Spain have agreed payment schedules with suppliers, whereby payments are made on set days of each month. Payments to Spanish suppliers in 2015 and 2014 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the delay in issuing invoices (legal obligation of the supplier), the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues. The average payment period to suppliers of Telefónica, S.A. in Spain in 2015, according to the Spanish Law, amounted to 24 days.

The Company has a governance system, which applies to Telefónica’s entire structure. Pursuant to the Company’s commitment to its shareholders, the Board of Directors, supported by its Committees, manages the Company’s business in accordance with the corporate governance rules laid down primarily in the Corporate By-laws, in the Regulation of the General Shareholders’ Meeting, and in the Regulation of the Board of Directors.

Telefónica’s Board of Directors consists of 18 directors and is responsible for overseeing and controlling the Company’s activity. It has sole powers regarding general strategy and policies on corporate governance, corporate social responsibility, remuneration of the Board and senior management, shareholder remuneration, and strategic investments.

In order to strengthen the corporate governance of the Company, the Board of Directors of Telefónica, S.A. has eight committees (including the Executive Commission) which are charged with examining and overseeing areas of particular relevance. Pursuant to its regulation, the Board also confers responsibility for day-to-day management of the businesses to Telefónica’s executive bodies (primarily through the Executive Committee) and management team.

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Economic results of Telefónica, S.A.

Telefónica, S.A. obtained net profit of 8 million euros in 2015. Highlights of the 2015 income statement include:

•	Revenue from operations, amounting to 5,900 million euros has decreased year on year, primarily due to the lower dividend distributions from Group companies and associates. The most significant variation comes from Telefónica Internacional, S.A.U. with 1,000 million euros (3,238 million euros in 2014).

•	The figure of “Impairment and gains (losses) on disposal of financial instruments” amounting to 4,457 million euros has increased considerably compared to 2014 due to impairment charges recognized to investments in Telefônica Brasil, S.A. and Sao Paulo Telecomunicaçoes, S.A. totalling 2,625 million euros (in 2014 the write down was 735 million euros) and Telefónica Internacional, S.A.U. amounting to 1.142 million euros, no amount in 2014.

•	Net financial expense totaled 1,906 million euros in 2015, compared to 2,542 million euros in 2014. This was mainly due to finance costs with Group companies and associates, principally from Telefónica Europe, B.V. amounting to 471 million euros (431 million euros in 2014), Telefónica Emisiones, S.A.U. totalling 1,589 million euros (1,550 million euros in 2014). These effects are offset by the revaluation in the quoted price of Telecom Italia, S.p.A. shares (reflected in the equity value of Telco, S.p.A. investment) since January until the spin off date in June 2015, totalling 411 million euros.

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Financial Statements

Investment activity

2015

On March 24, 2015 Telefónica, S.A. signed an agreement with Hutchison to acquire Telefónica’s operations in the UK. Since the agreement date, the net carrying amount of the investment in Telefónica Europe, plc. subject to the transaction (13,189 million euros) was reclassified under “Non-current assets held for sale”. The investment write off in 2015 has been included under the same balance sheet caption amounting to 852 million euros. The write off adjustment in the income statements ended December 31, 2015 have been recognized under “Profit after tax from discontinued operations”. 2014 figure amounting to 2,500 million euros has been accordingly reclassified to the same caption.

Once the pertinent regulatory authorizations were obtained on April 27, 2015, and with the aim of raising the funds needed to complete the acquisition of Global Village Telecom, S.A. and its parent company GVT Participaçoes, S.A. the General Shareholdings’ Meeting of Telefônica Brasil, S.A. launched a capital increase of 15,812 million reales. Telefónica, S.A. subscribed 3,995 million reales (equivalent to 1.262 million euros). On the same date, and with the object of subscribing the above mentioned capital increase, SP Telecomunicaçoes Participaoes, Ltda approved a capital increase of 3,223 million reales. Telefónica, S.A. paid 1,270 million reales (equivalent to 401 million euros).

On June 24, 2015 and compliance with the undertakings assumed in the agreement entered into for the acquisition of Global Village Telecom, S.A. (GVT), it has, through its 100% subsidiary Telco TE S.p.A., delivered 1,110 million ordinary shares of Telecom Italia S.p.A. (representing 8.2% of its ordinary shares ) to Vivendi, S.A. and has received from Vivendi, S.A. all the ordinary shares and part of the preferred shares of Telefônica Brasil S.A. that Vivendi S.A.received as consideration for the sale of GVT, which together represent 4.5% of the total share capital of Telefônica Brasil S.A.The fair value of Telecom Italia shares contributed to Vivendi has been calculated using the quoted price at the date of the transaction amounting to 1,264 million euros. This same amount has been used to value the 4.5% additional investment in Telefônica Brasil, S.A.

On July 29, 2015, Telefónica, S.A. entered into an agreement with Vivendi, S.A. through which Telefónica has committed to deliver 46.0 million of its treasury shares in exchange for 58.4 million of Telefônica Brasil, S.A. shares, representing aproximately 3.5% of the share capital of Telefônica Brasil, S.A. The execution of the agreement was performed on September 16, 2015 and valued at the quoted price of Telefónica’s shares at that date, 538 million euros.

As a consequence of the aforementioned transactions, the direct stake of Telefónica, S.A. in Telefônica Brasil, S.A. was increased to 29.77% and the stake at SP Telecommunicaçoes Participaçoes, Ltda is 39.4% of its capital.

In June 18, 2015 the public deed of Telco, S.p.A.’s spin off transaction was filed to the Companies Register. As a result of the process, Telecom Italia, S.p.A. ordinary shares owned by Telco, S.p.A. (equivalent to a 22.3% of the company’s share capital) were transferred to its stakeholders. Therefore, Telefónica, S.A. through a 100% owned newly incorporated subsidiary, Telco TE, S.p.A. received ordinary shares representing 14.72% of Telecom Italia’s share capital. In this same spin off process, Telco TE, S.p.A. registered the part of the liability that Telco, S.p.A. owed its stakeholders, pro-rata their percentage of ownership. The net book value of assets and liabilities registered was 603 million euros and it is included as “additions” in the table of movements above.

On the other hand, Telco TE S.p.A. entered into a purchase agreement with a financing institution for the sale of 872 million ordinary shares of Telecom Italia S.p.A., representing 6.5% of the ordinary shares of this company, for an amount of 1,025 million euros.

Likewise, Telefónica has arranged several hedging instruments which will allow Telefónica to repurchase the shares of Telecom Italia S.p.A. that are necessary to meet its exchange obligations under the mandatory exchangeable bonds for shares of Telecom Italia S.p.A., issued by Telefónica, S.A. in July 2014.

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Financial Statements

Telefónica, S.A. has therefore ended the divesting process of its indirect stake at Telecom Italia, S.p.A., in accordance with the regulatory and competence requirements.

2014

On January 28th, 2014 Telefónica announced that after obtaining the relevant regulatory approval, the sale transaction of the 65.9% of the capital share of Telefónica Czech Republic, a.s. to PPF Group N.V.I. was completed. This concept was registered in 2013 balance under caption “Non-current assets held for sale” for an amount of 2,302 million euros.

On June 16, 2014 the three Italian shareholders of Telco, S.p.A. requested the initiation of the process of “demerger” (spin off) of the Company, as provided in the Shareholders Agreement. Implementation of the demerger, approved by the General Meeting of Shareholders of Telco, S.p.A. held on July 9, 2014, was approved in 2015 by anti-trust and telecommunications authorities (including Brazil and Argentina).

At a meeting on December 22, 2014, the Brazilian telecommunications regulator (ANATEL) approved the demerger on condition of suspension of Telefónica’s voting rights in Telecom Italia, S.p.A. and its subsidiaries, among certain other measures. Telefónica has agreed with the aforementioned suspension of voting rights and offered the presentation of a formal statement to ANATEL in this regard. Therefore, on the same date Telefónica ceased to have significant influence through its indirect holding in Telecom Italia, S.p.A. and reclassified this investment as an available-for-sale financial asset.

Assessment of impairment of investments

At each year end, the Company re-estimates the future cash flows derived from its investments in Group companies and associates. The estimate is made based on the discounted cash flows to be received from each subsidiary in its functional currency, net of the liabilities associated with each investment (mainly net borrowings and provisions) and translated to euros at the official closing rate of each currency at December 31, 2015.

As a result of these estimations and the effect of the net investment hedge in 2015, an impairment provision of 4,457 million euros was recognized (1,179 million euros in 2014). This amount derives mainly from the following companies:

(a) write down of 1,872 million euros for Telefônica Brasil, S.A. (559 million euros in 2014) and 753 million euros for Sao Paulo Telecomunicaçoes, S.A. (176 million euros in 2014).

(b) write down of 233 million euros for Telefónica México, S.A. de C.V. (126 million euros in 2014).

(c) write down of 1,142 million euros for Telefónica Internacional, S.A.U., mainly originated by the impact in this subsidiary’s investments of the valuation of its 36,01% stake in Telefônica Brasil, S.A.

(d) write down of 123 million euros for Telcel, C.A. with no amount in 2014.

(e) write down of 267 million euros for Telefónica Digital Holding, S.A.U. (300 million euros in 2014).

The impairment provision in Telefónica Europe, plc is shown, in both 2015 and 2014, under the caption “Discontinued operations”.

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Financial Statements

The valuation of Telefônica Brasil, S.A. and Sao Paulo Telecomunicaçoes, S.A. was bolstered by the acquisition of GVT in 2015. However, the improvement in operating numbers was significantly impacted by the financial volatility resulting from the country’s medium-term economic and political uncertainties.

These economic and financial tensions were felt mainly in the discount rate. As a result, the cost of capital in Brazil increased by 1 p.p. vs. 2014, in line with analysts’ expectations. This increase is the result of both higher costs of capital, mainly explained by the increase in the country’s risk premium, and higher costs of external finance. The performance of the Brazilian real also generated significant exchange rate losses in 2015, with a 32% depreciation of the currency compared to 2014.

With regard to the full-year growth rate for 2015 (5%), this was not significantly different to that applied in 2014, in line with the analysts’ consensus; a conservative approach has also been taken, considering that this rate is consistent with the Brazilian Central Bank’s medium-term inflation target (4.5%, within a band of ±2 p.p.), being below the consensus inflation rate expected by analysts over the Strategic Plan horizon (around 6%) and also lower than the forecast nominal GDP growth rate (around 7%).

Turning to the operational side, OIBDA margins over the Strategic Plan horizon have shown an average 1.5 p.p. improvement compared to last year’s forecasts. This performance, together with the OIBDA margin used for full-year growth (36%) and the investment rate required for long-term business continuity (16.3%) are consistent with analysts’ forecasts. Finally, the synergies deriving from the acquisition of GVT have been incorporated within the time range of the cash flow projections into the valuation, considering both incremental increases in revenues and estimated savings over the coming years.

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Financial Statements

Share price performance

European equity markets were very volatile in 2015, with the year dividing into two parts. The first part of the year, to August, saw improving macroeconomic indicators and strong performance by exporting sectors, supported by a more competitive euro (as a result of ECB stimulus measures), driving markets upwards. However, uncertainty about economic growth in China and devaluation of the Yuan (increasing volatility for all emerging economy currencies and causing a collapse in commodity prices) and expectations of interest rate increases by the US Federal Reserve (with the first rise since January 2009 taking place on December 16), dragged the markets back from mid-August onwards. Against this backdrop, the performance of European indices varied over the year: CAC-40, +8.5%; DAX, +9.6%; FTSEMIB, +12.7%; EStoxx-50, +3.8%; Ibex-35, -7.2%; and FTSE-100, -4.9%. The Ibex-35 underperformed its peers due to the greater exposure of some of its companies to emerging economies, political uncertainty and the greater weight of exporting sectors in other European indices.

In terms of DJ Stoxx-600 sectors, the gainers in Europe were led by travel and leisure (+19.6%), financial services (+18.7%) and consumer goods (+18.7%), whilst basic materials (-34.9%), energy (-7.8%) and utilities (-3.7%) led the fallers. The telecommunications sector was up 8.5% over the year, 1.7 p.p. higher than the DJ Stoxx-600 (+6.8%), due to operators experiencing a return to revenue growth in general terms and a better outlook for the future, together with announced and expected consolidations.

The Telefónica share ended 2015 at 10.24 euros per share, down 13.2%. This fall is reduced to 7.9% when the dividends distributed in the year (0.40 euros in cash and 0.35 euros in scrip dividend) are included.

In terms of individual shares, there were noteworthy performances by Telecom Italia (+33.2%, driven by consolidation in the domestic market, expectations of corporate actions involving its Brazilian subsidiary TIM, and the entry of significant new shareholders) and Deutsche Telekom (+26.0%, with a positive performance in its domestic market and the possible divestment of its T-Mobile subsidiary). In addition, BT finished the year up 17.5%, Telefónica Deutschland rose by 10.8% and Orange was up 9.4%. On the negative side, Vodafone fell 0.7%, and TeliaSonera was down 16.3%, impacted by corporate governance problems in its investments in Eurasia.

Other leading Spanish companies by stock market capitalization also struggled (Repsol -34.9%, Santander -34.8% and BBVA -14.2%).

At 2015 year end, Telefónica’s stock market capitalization stood at 50,921 million euros, the eleventh largest telecommunications company worldwide. The average trading volume in its shares on the Spanish continuous market was 33.7 million shares.

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Financial Statements

Research, development and innovation

Telefónica remains firmly committed to technological innovation as an essential tool for achieving competitive advantages, anticipating market trends and differentiating its products. By introducing new technologies and developing new products and business processes, we seek to become a more effective, efficient and customer-oriented Group.

Telefónica has developed an open innovation model for the management of the technological innovation to boost the application of technical research in the development of new commercial products and services. Telefónica focuses on certain applied research and development (R&D) priorities that are aligned with its strategy. Open innovation initiatives driving this model include the creation of a venture capital fund and involvement in business collaboration forums, among others. The model also promotes the use of knowledge developed at technology centers, universities and start-ups, among other sources, and encourages innovation in conjunction with other agents (e.g. customers, universities, public administrations, suppliers, content providers and other companies), making them “technological partners.” In the frame of this open innovation strategy, during 2015 the Open Future initiative has been consolidated.

Telefónica believes that differentiate their products from competitors and enhance market position cannot rely solely on acquired technology. It is also important to promote R&D in an effort to achieve this differentiation and to advance other innovation activities. The policy of the Group R & D is aimed at:

•	Develop new products and services in order to win market share;

•	Boost customer loyalty;

•	Increase revenue;

•	Enhance innovation management;

•	Improve business practices;

•	Increase the quality of infrastructure services to improve customer service and reduce costs;

•	Promote global products;

•	Support open innovation;

•	Create value from the technology generated.

In 2015, the technological innovation projects undertaken focused on sustainable innovation, process efficiency, creation of new revenue streams, customer satisfaction, consolidation of presence in new markets and technological leadership.

The technical innovation activities are a key of Telefónica’s strategy to create value through latest-generation network communications and services.

In 2015, projects were undertaken to promote the increase of access to information technology, new services focused on new internet business models, advanced user interfaces, TV distribution, multimedia content and other added-value services leveraging on the potential of the new infrastructures. These initiatives, among others, were undertaken based on our objective of rapidly identifying emerging technologies that could have a relevant impact on our businesses and test the pilot technologies in relation of our new services, applications and platform prototypes.

Most of our R&D activities are carried out by Telefónica Investigación y Desarrollo, S.A.U. (Telefónica I+D), a wholly-owned subsidiary, which works mainly for the lines of business. In its operations, Telefónica I+D receives the assistance of other companies and universities. Telefónica I+D’s mission is centered on enhancing the Company’s competitive positioning by leveraging technological innovation and product development. Telefónica I+D undertakes experimental and applied research and new product development with the overriding goal of broadening the range of services offered and reducing operating costs.

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Telefónica I+D’s technological innovation activities are focus on two big areas:

1.	Telefónica I+D’s works for the development of new networks, primarily in collaboration with Telefónica’s Global Resources team. These activities are related with new radio access technologies and fiber; network virtualization technologies, in line with the technology trend known as software defined networks (SDN); and network optimization and zero touch developments making networks more flexible and moldable and able to adapt dynamically to new digital consumer and service requirements.

2.	R&D activities to develop new products and services which are conducted as part of the digital services strategy are the following:

•	Natural P2P communication of the future, using the Internet and smartphones.

•	Video and multimedia services (combining text, audio, images and video) offering a user experience in all connected devices.

•	Advanced solutions in emerging ITC businesses such as cloud computing, security, financial services or e-health.

•	M2M (machine-to-machine) service management associated with energy efficiency and mobility and with the Internet of Things and their adoption in the urban and industrial scenario, and as a service creation enabler.

•	Making use of user communication profiles to exploit opportunities to operate different products and business models (marketing campaigns, target marketing, contextual services, churn reduction, cross-selling, etc.)

With a view over the medium and long term, Telefónica I+D’s also boasts scientific work groups aim to look into opportunities relating to new networks and services and solutions to the technological challenges that arise.

In 2015, the new Telefonica I+D center in Chile -launched in 2014 in collaboration with the Chilean government- was consolidated with the launch of the first MVP (Minimum Viable Product), in the field of Smart Cities, Smart Industry and Smart Agro.

At December 31st, 2015, Telefónica I+D had 654 employees (652 employees in 2014).

The total I+D expense in the Group for 2015 amounted to 1.012 million euros, down 0.9% from the 1,021 million euros incurred in 2014 (959 million euros in 2013). This expense represents 2,1%, 2.3% and 1.9% of the Group’s consolidated revenue for 2015, 2014 and 2013, respectively. These figures were calculated using guidelines of the Organization for Economic Co-operation and Development (OECD).

During 2015, Telefónica filed 21 new patent applications, where 2 of them registered through the United State Patent and Trademark Office (USPTO) and 19 through the Spanish Patent and Trademark Office (OEPM), of which 9 are International applications (PCT). Additionally 2 utility models were filed, also through OEPM.

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Financial Statements

Environment

Environmental policy, control of environmental risks and climate change

Telefónica has an Environmental Policy which is applicable to all of its companies, which sets out the road map for the company to advance towards a green economy, reducing the environmental impact of its facilities at the same time as developing the potential for digital services to reduce the environmental footprint of other sectors.

Currently over half of the companies in the Group have Environmental Management Systems (EMS) in accordance with Regulation ISO 14001, certified by an external body, which contribute to the proper management of the environmental aspects of the company and to extending a culture of environmental responsibility across the whole supply chain. Telefónica has set itself the target of certifying 100% of operators under ISO 14001 by 2017.

Telefónica’s environmental risks and climate change are controlled and managed under the company’s global risk model. The environmental aspects of the telecommunications operations are mainly focused on the risk of high geographical dispersion and energy consumption, which is controlled by means of environmental management based on uniform processes and a global energy efficiency programme.

Telefónica has a global environmental team made up of experts in environmental management in each of the Group’s companies.

Common minimum standards - Responsible Network

Environmental legislation, which is abundant in almost all of the countries where Telefónica operates, applies mainly to our network infrastructures. Among these, it is worth mentioning the need to obtain environmental permits for base stations, waste management, noise control and measuring electromagnetic fields.

Telefónica has common standards for all of its companies, in harmony with the principle of caution, establish minimum guidelines for environmental management with the aim of minimising the impact of infrastructures, these standards go beyond existing legislation. Also, these standards extend to all of our suppliers and contractors.

Among the activities which the Group carries out in order to manage the environmental aspects of its operations, are the design and optimal transmission of new sites for network rollout, promoting shared infrastructure with other operators and the development of adjustments to reduce the visual impact of mobile phone antennas.

Main lines of action

Within the Responsible Business Strategic Plan, the company has established lines of action regarding the environment. This plan is also grounded in each county in order to be able to focus on the most relevant aspects at a local level. Some of the lines of action are:

•	Energy and climate change - by means of the Corporate Climate Change Office the company promotes energy efficiency and the reduction of Telefónica’s carbon footprint. Currently, under a structured corporate management model and an energy management figure in each country, an Energy Efficiency Programme is being carried out in each country, which has managed to make a reduction of 500 GWh in 5 years with almost 300 projects, and avoid the emission of over 140 Kt of CO2. Telefónica has corporate energy and emissions reduction targets, 30% KWh/access to the network and 10% KWh/used in offices by 2015, the new framework of objectives for 2020 are currently being defined. Also, over 15% of the company’s electrical consumption comes from renewable sources. Thanks to all of this, in 2015 Telefónica has been recognised by the Carbon Disclosure Project, the best index of investment in climate change on a global level, as one of the leading companies in its sector for managing energy and carbon.

•

Circular economy - The Company is committed to promoting a circular economy, in which goods used are returned to the value chain. Thus, waste coming from Telefónica networks and customers, with a particular focus on discarded electrical and electronic devices, are managed by authorised entities, in

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compliance with environmental legislation and prioritising management in the following order: reduce, reuse, and recycle. All companies in the group have waste management programmes and recycling and/or reuse initiatives for managing customers’ devices.

•	Green Services- in the current context, in which environmental and climate change challenges affect society as a whole, Telefónica is developing services, mainly Machine to Machine (M2M) and the Internet of Things (IoT), aimed at reducing the consumption of resources and the environmental impact of our customers. Telefónica is making a big play for the IoT, it is estimated that it will generate 11 billion euros in 2025. According to current forecasts, the IoT could reduce 200 million tonnes of CO2 emissions, approximately 23 % of the target set for 2030 by the European Union. Telefónica wants to position itself therefore as a key actor in the green economy.

These actions have allowed Telefónica to extend its environmental responsibility to residential and business customers and to continuously respond to the demands of responsible environmental management from investors and shareholders.

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Financial Statements

Other aspects related to corporate social responsibility

Responsible business

Our customers, employees, investors, suppliers and society in general expect us to contribute to the sustainable economic and social development of the countries in which we operate, and in order to respond to these expectations, the aims of economic, social and environmental sustainability go hand in hand with the strategic objectives of the Company itself.

We have made commitments to our different interest groups by means of our principles of Responsible Business, in which we define the basic values which underpin all of our actions (we want to be an open, challenging and reliable company), the ethical principles which guide our way of doing business and our specific commitments in the different areas for the company. Compliance with the law at all times, respect for human rights all across our value chain, assuming our fiscal responsibility and commitment to the environment and social development are some of the principles which are reflected in this document.

Our specific sustainability objectives are set out in a Responsible Business Plan, which goes across all company departments and identifies the big challenges which we are setting ourselves regarding sustainability. It is based on an analysis of the expectations of our customers, employees, investors and suppliers, the regulator and the challenges facing society in general, as well as the company strategy itself and our risk map. The projects in the Plan include objectives regarding ethical behaviour, customer promises, environmental impact and climate change, sustainable management of the supply chain, digital trust and management of diversity and talent, and sustainable innovation.

Also, through Telefónica Digital Education and the Telefónica Foundations, we are pouring everything we know about education, entrepreneurship and digital skills into a number of social projects aimed at children, teenagers, parents and educators, in order to contribute to reducing the social gaps which surround us.

We have updated our plan and our aims according to the expectations of our interest groups, taking advantage of the many communication channels at our disposal. We have specific channels of communication for employees, suppliers and other interest groups. We use different tools in order to gather the views of our customers and society in general and we proactively promote conversations with our investors.

The Responsible Business Plan has been approved by Telefónica’s Administrative Board, along with the strategy for participation and dialogue with our interest groups and the sustainability risk map, and there is a copy in all operators in the group.

The Committee on Institutional Affairs is responsible for following up on the plan and the indicator control panel. Each operator also has a Responsible Business Office, which represent the heads of all of the business departments, which follows up on the plan and supervises the processes which have been implemented to ensure the ethical and responsible conduct of the company.

The company’s risk map is drawn up by the company’s auditing department and includes both financial and non-financial risks - among others operational, technological, legal, social, environmental, political and reputational - under the direct supervision of the Auditing Commission. The risk map not only identifies and quantifies the relevant risks across the company, but also the mitigation plans for said risks.

Our commitment to Human Rights

We are committed to the human rights recognised and included in the Universal Declaration of Human Rights, the International Covenant on Civil and Political Rights, the International Covenant on Economic, Social and Cultural Rights, the International Labour Organization, the 8 core conventions on fundamental human rights, the WTO Convention 169 on the Rights of Indigenous Peoples, the UN Convention on the Rights of the Child and the UN Convention on the rights of persons with disabilities. We have incorporated concrete objectives into our Responsible Business Plan around respect for and promotion of human rights in projects such as the sustainable management of our supply chain, diversity, privacy and security, and other projects showing our commitment to the communities in the countries in which we operate.

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Financial Statements

Our Fiscal Responsibility

Regarding our fiscal responsibility, we adhere to the Code of Good Tax Practices, drawn up by the Forum of Large Companies in conjunction with the Spanish Tax Administration, with the aim of avoiding the use of structures of an opaque nature for tax purposes. To this end, we do not use company structures in order to cover or reduce the transparency of our activities before the tax authorities, or any other interested party. Nor are we present in any of the jurisdictions included in the list of tax havens established in Spanish regulations.

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Human Resources

Social objectives and policies

At Telefónica people are important and are the core of the business, representing one of the Group’s greatest assets. Our aim as HR department is to develop our employees’ capacities to the maximum in order to fulfill the compromises agreed with our customers.

Our vision is based on five main pillars:

•	Recruit, develop and keep the talented employees to ensure the Company meets its strategic goals.

•	Support the business units integration and the transformation process so that the companies are aligned with the business objectives.

•	Build a customer-focused organization culture.

•	Offer a global HR service for managers and employees based on enpowerment and simplification.

•	Become a 100% online department with high self-service options in the HR processes and with outsourced resources.

Telefónica faces a great transformation in order to continue as a leader in the new digital environment. Therefore, Human Resources dapartment plays a leading role both in the development of the employees and in its own transformation process. In 2015 the progressive use of SuccessFactors –the new digital, on-line, multi-gadget, cloud based and global tool for HR management-implied all global employees. The highlights of this change are the review and unfification of the following global processes such as performance, replacements, recruits and training.

Employee training

Just like in the rest of Telefonica’s business operation units, in Telefónica S.A. employee training is an absolute priority, in these times of deep change and evolution fir the company. In 2015 most of the L&D efforts where devoted to transforming the company into a “Digital Telco”, leveraging on specific training programs by Universitas Telefonica conceived for the whole headcount and at the same time adapting the traditional training programmes to digital training enabling the employees to increase their learning capacities through the online Training Schools: Technical, Commercial, Leadership, Languages, Finance and Coaches.

Universitas Telefonica operates at two levels: on premises and virtual programs. On premises programs are delivered both at our campus in Barcelona where more than 288 employees from TSA participated in our leadership transformation programs, plus 110 employees more, trained in our local offices in Madrid and Brazil. Moreover, some employees from the new units such as TGS and CCDO were trained on premises. In all cases the programs are focused on Telefonica’s transformation.

In 2015, over 41,000 training hours were carried out. For the Company, managing knowledge is a priority. In 2015, the cost of training amounted to 3 million euros.

Managing diversity

Telefónica understands diversity management as a business opportunity. A team of diverse professionals:

1) identifies the needs of our customers, diverse too and provides the service they need;

2) generates innovation: different people thinking different;

3) diverse teams perform better and more productive results.

Our Business Principles include the basic right to equality:

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“We support equal opportunities and treat all persons in a fair and impartial manner, with no prejudices in respect of race, color, nationality, ethnic origin, religion, gender, sexual orientation, marital status, age, disability or family responsibilities”.

The concept of diversity, however, reaches well beyond this - it is a fundamental value and intrinsic value to us: Telefonica has profesionals from more than 24 countries (four of them sit on the Board of Directors) representing more than 100 nationalities.

In terms of the male/female distribution of our total headcount, at December 31, 2015 Telefónica had 129,916 employees. There were 49,159 professional female employees, or 38% of the total, and 80,757 male employees, accounting for the remaining 62%. The percentage of women reaches the 19% in the management level.

For all these reasons Telefónica positions the Diversity project as a strategic project as part of its Responsible Business Plan presented in the Committee on Institutional Affairs headed by Julio Linares and under the Council.

In 2015 there has been a significant raise in awareness among the executive committees of local operators. As a result of these meetings, Company executives have become sponsors of the project as to promote diversity on the local level, which in turn are to be grouped around a Global Committee managed by the global sponsor and member of the Group Executive Committee.

Furthermore, the development of the career acceleration program for women (Women in Leadership) during the last year is remarkable. 100 professional women of the Group have passed through this program.

Managing talent

Telefónica’s main goals are to develop the talent of its employees, give them the chance to shape their professional and personal lives, and provide them with constant support for their own personal development.

Assessment of talent produces a management talent map of the entire Company, and a structured succession plan.

It is a basic management tool that sets us apart from the rest and implements a culture of meritocracy to facilitate decision-making concerning aspects such as development, organization, compensation etc.

In 2015, a project of talent oriented definition and identification of the profile for the digital transformation of Telefónica was made: first an analysis to understand what capabilities are needed to successfully face the current changes and future changes was developed. The key capabilities identified are the ability to learn, the ability to transform and the ability to quickly adopt new technologies. From there more than 1,300 directors and junior directors from 26 countries were invited to participate in an exercise that has allowed to bring together professionals based on their strengths in 4 profiles that provide us with skills, knowledge and different experiences: Profile Core, core for the development and execution of business; Profile Transformer, able to mobilize the organization; Digital Profile, people who learn experiences where new technologies are key; and Transformer Digital Profile, driving people from the digital transformation within the company.

Occupational health and safety

One of Telefónica’s priorities is to offer its staff the best possible working conditions at their place of work or when they are on the move.

As per its Business Principles, Telefónica ensures staff work in a safe environment. Appropriate mechanisms are therefore in place to avoid workplace accidents, injuries and illness associated with professional activities by fully complying with prevailing regulations, implementing safe working procedures, providing training and managing occupational risks.

The Occupational Risk Management System ensures worker health and safety is at the heart of all Telefónica’s processes and services; offering an end-to-end model for rolling out joint action, procedures and policies. This system enables Telefónica to identify and disseminate practices that are proven to have an impact on staff welfare and therefore on reducing accident rates.

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Liquidity and capital resources

Financing

The main financing transactions carried out in the bond market in 2015 are as follows:

		Nominal amount (millions)
Description	Issue date	Maturity date	Currency	Euros	Currency of issue	Coupon
Telefónica Emisiones, S.A.U.(1)
EMTN bonds	06/18/15	06/19/17	300	300	EUR	Euribor 3M+0.33%
	09/14/15	09/14/21	1,000	1,000	EUR	1.477%
	12/11/15	12/11/17	100	100	EUR	Euribor 3M+0.53%

(1)	Guaranteed by Telefónica, S.A.

The main financing transactions carried out in the bank market in 2015 are as follows:

Item	Limit	Currency	Outstanding balance (millions of euros)	Arrangement Date	Maturity date
Telefónica, S.A.
Syndicated loan	2,500	EUR	500	02/19/2015	02/19/2020
Bilateral loan	200	EUR	200	06/30/2015	06/30/2020
Syndicated loan	3,000	EUR	—	11/17/2015	02/17/2018
Structured Financing (*)	750	USD	—	12/11/2015	03/11/2026
Structured Financing (*)	500	EUR	—	12/11/2015	03/11/2026

(*)	Facility with amortization schedule.

Available funds

At December 31, 2015, available funds from undrawn lines of credit in different financial institutions totaled 11,705 million euros (of which 10,974 million euros maturing in more than 12 months). Additionally, cash and cash equivalents as of December 31, 2015 amount to 110 million euros.

Additional information on sources of liquidity and undrawn lines of credit available to the Company, on liquidity risk management, on the Company’s debt levels, and on capital management is provided in Notes 13, 14, 15 and 16 of the financial statements.

Contractual commitments

Note 20.c) to the financial statements provides information on firm commitments giving rise to future cash outflows and associated with operating leases, primarily.

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Credit risk management

The credit risk in Telefónica, S.A. mainly refers to the one associated with financial derivative instruments arranged with different entities. The detailed description of how those risks are managed and hedged is included in Note 16.

Credit rating

At December 31, 2015, Telefónica, S.A.’s long-term issuer default rating is “BBB+/stable outlook” from Fitch, “Baa2/stable outlook” from Moody’s and “BBB/positive outlook” from Standard & Poor’s. The most recent updates on these ratings were issued by Fitch on June 26, 2015, Standard and Poor’s on May 28, 2015 and Moody’s on March 25, 2015. The changes in the long-term issuer default rating and outlook for Telefónica, S.A. during 2015 were that Moody’s revised the outlook to “stable” from “negative” on March 25, 2015 and Standard and Poor’s revised the outlook to “positive” from “stable” on May 28, 2015.

In 2015, among the measures taken to help to protect the credit rating, it is noteworthy the financing activity together with a liquidity policy, the implementation of part of the dividend as a scrip dividend (instead of cash only dividend) in the fourth quarter of 2015, a portfolio management through the announced disposal of O2 UK, the rights issue to finance the GVT acquisition or the issuance of undated deeply subordinated securities as a solvency protection measure to mitigate negative impacts on our financial statements.

Dividend policy

Telefónica, S.A.’s dividend policy is revised yearly based on the Group’s earnings, cash generation, solvency, liquidity, flexibility to make strategic investments, and shareholder and investor expectations. In 2015, the Annual General Meeting approved to pay a dividend, via scrip dividend of approximately 0.35 euros per share in November 2015, and the Board announced its intention to take corporate actions to approve another cash dividend of 0.40 euros per share in the second quarter of 2016.

In November 2015, Telefónica launched a scrip dividend issue to allow shareholders to choose to receive new shares in place of a cash dividend (which may be replaced by selling the associated subscription rights to the Company at a pre-established price), while enabling the Company to reduce its debt, depending on the take-up rate of the conversion.

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Treasury shares

Telefónica has performed, and may consider performing, transactions with treasury shares and financial instruments or contracts that confer the right to acquire treasury shares or assets whose underlying is Company shares.

Treasury share transactions will always be for legitimate purposes, including:

•	Undertaking treasury share acquisitions approved by the Board of Directors or pursuant to General Shareholders’ Meeting resolutions.

•	Honoring previous legitimate commitments assumed.

•	Covering requirements for shares to allocate to employees and management under stock option plans.

•	Other purposes in accordance with prevailing legislation. In the past, treasury shares purchased on the stock market were exchanged for other shares-securities (as in the case of preferred capital securities), swapped for stakes in other companies (e.g. China Unicom or Telco S.p.A.), or acquired to reduce the number of shares in circulation (by redeeming the shares acquired), thereby boosting earnings per share.

Treasury share transactions will not be performed in any event based on privileged information or in order to intervene in free price formation. In particular, any of the conduct referred to in Articles 83.ter.1 of the Spanish Securities Market Law and 2 of Royal Decree 1333/2005 of November 11 implementing the Spanish Securities Market Law, with regards to market abuse will be avoided.

At December 31, 2015 and 2014, Telefónica, S.A. held the following treasury shares:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value (1)%
Treasury shares at 12/31/15	141,639,159	11.69	10.24	1,450	2.84690%

(1)	Millions of euros

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value (1)%
Treasury shares at 12/31/14	128,227,971	11.68	11.92	1,528	2.75332%

(1)	Millions of euros

The movement in treasury shares of Telefónica, S.A. in 2015 and 2014 is as follows:

Number of shares
Treasury shares at 12/31/13	29,411,832
Acquisitions	100,723,415
Disposals	(129,177)
GESP share plan delivery	(1,778,099)
Treasury shares at 12/31/14	128,227,971
Acquisitions	138,036,450
Disposals	(47,824,300)
Share redemption	(74,076,263)
PIP II share plan delivery (Note 19.3)	(2,724,699)
Treasury shares at 12/31/15	141,639,159

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Acquisitions

The amount of the acquisitions of treasury shares in 2015 and 2014 was 1,654 million euros and 1,176 million euros, respectively.

Share redemption and disposals

On July 24, 2015, pursuant to the resolution of the share capital reduction, by the cancellation of own shares, adopted by the Annual General Shareholders’ Meeting of Telefónica held on June 12, 2015, and following the execution agreement adopted by the Board of Directors of the Company, the public deed of this share capital reduction was registered in the Madrid Mercantile Registry (Registro Mercantil). Therefore, 74,076,263 of the own shares of Telefónica, S.A. totalling 886 million euros have been cancelled, reducing the company’s share capital by 74 million euros.

Treasury shares sold in 2015 and 2014 amounted to 593 million euros and 1 million euros, respectively. The main treasury share sale transaction was on July 29, 2015 when Telefónica, S.A. entered into an agreement with Vivendi, S.A. through which Telefónica has committed to deliver 46.0 million of its treasury shares, representing 0.95% of its share capital at the date, in exchange for 58.4 million preferred shares of Telefônica Brasil, S.A. (received by Vivendi, S.A. in the context of the acquisition of GVT Participaçoes, S.A.), representing 3.5% of the share capital of Telefônica Brasil, S.A. The execution of this agreement took place in September 2015, once the approval by the Brazilian competition authority (CADE) was obtained. The impact in equity amounts to 555 million euros.

On June 30, 2015, the second phase of the Telefónica, S.A. long-term incentive plan called “Performance and Investment Plan 2012-2015” (“PIP 2012-2015”) ended. According to the level of “Total Shareholder Return” (TSR) achieved, 77%, 2,724,699 shares were delivered. In addition to these disposals, on November 28, 2014, 1,778,099 shares were delivered to Group employees when the second phase of the Global Employee Share Plan (“the GESP”) matured.

Options on treasury shares

At December 31, 2015, Telefónica had cancelled all the call option contracts on treasury shares subject to physical delivery at a fixed price (76 million options on treasury shares at December 31, 2014), which were presented as a reduction in equity under the caption “Treasury shares”. They were valued, in previous periods, at the amount of premium paid, and upon maturity if the call options were exercised the premium was reclassified as treasury shares together with the price paid. If they were not exercised upon maturity their value was recognized directly in equity.

The Company also has a derivative instrument, to be settled by offset, on a nominal value equivalent to 33,8 million of Telefónica shares in 2015 (32 million shares in 2014), recognized in both years under “Current interest-bearing debt” in the accompanying balance sheet.

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Risks and uncertainties facing the Company

The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company which could affect its business, financial position, reputation, corporate image and brand and its results of operations, must be considered jointly with the information in the Financial Statements, and are as follows:

Group-Related Risks

Worsening of the economic and political environment could negatively affect Telefónica’s business.

Telefónica’s international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to various legislations, as well as to the political and economic environments of the countries in which it operates. Any adverse developments or even uncertainties in these countries, including exchange-rate or sovereign-risk fluctuations, may adversely affect the business, financial position, cash flows and/or the performance of some or all of the Group’s financial indicators.

Economic conditions may adversely affect the level of demand of existing and prospective customers as they may no longer deem critical the services offered by the Group.

Growth in Europe may be affected by political uncertainty in some European countries (including Spain), a possible revival of the crisis in Greece, restructuring of the banking sector, the impact of steps taken towards a EU banking union and a capital markets union and the referendum to be held in the near future in the United Kingdom, among others. In 2015, the Telefónica Group obtained 26.3% of its revenues in Spain and 16.7% in Germany.

In Latin America, higher exchange rate risks stand out after the large depreciation undergone by most currencies in this region, affected by the fall in commodity prices, the uncertainties about growth in China, and the interest rate evolution in the United States, among other macroeconomic factors. Abrupt exchange rate movements could especially be triggered by scenarios characterized by high inflation and fiscal and external deficits. In this regard, it should be noted that the Venezuelan bolivar exchange rate quoted in SIMADI has remained stable for a year despite the high increase in prices accumulated over this period, increasing the risk of readjustment. In addition, the Argentine peso (which already experienced a sharp depreciation in December 2015) is experiencing some depth constraints in its trading market, and the Brazilian real (which also experienced a depreciation in 2015) has remained volatile at the beginning of 2016. Cash flows from countries in this region could decrease, and financial conditions could become more unfavorable if any of these elements were to worsen in the future.

Some of the most significant macroeconomic risk factors in the region affect Brazil, where there is a combination of high inflation, negative economic growth rates and significant internal and external financing needs. All these elements have led to new downgrades to the country’s credit rating.

Moreover, the recent fall in oil prices and other commodity prices is having a negative impact on the external and fiscal accounts in Chile, Peru, Colombia, Mexico, and Ecuador (which has a dollarized economy, and is currently experiencing a lower supply of U.S. dollars).

In Argentina, the new government is focused on resolving Argentina’s macroeconomic and financial imbalances and on recovering international confidence. Although reforms taking place may have positive effects in the medium term, short term risks persist.

In Venezuela after the parliamentary elections in which the Democratic Unity Roundtable (an opposition coalition to the ruling United Social Party of Venezuela) claimed the majority of seats in the National Assembly, a new economic emergency decree was announced which could increase state control on private businesses. In addition, there continues to be very limited access to U.S. dollars.

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For the year ended December 31, 2015, Telefónica Hispanoamérica and Telefónica Brazil represented 30.5% and 23.4% of the Telefónica Group’s revenues, respectively. Moreover, approximately 35.6% of the Group’s revenues in the telephony business were generated in countries that do not have investment grade status (in order of importance Brazil, Argentina, Ecuador, Venezuela, Nicaragua, Guatemala, El Salvador and Costa Rica), and other countries are only one notch away from losing this threshold. At December 31, 2015 the percentage of Telefónica’s net financial debt in Latin American currencies stood at 13%.

“Country risk” factors include the following, among others:

•	unexpected adverse changes in regulation or administrative policies, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approval);

•	abrupt exchange rate movements;

•	expropriation or nationalization of assets, adverse tax decisions, or other forms of state intervention;

•	economic-financial downturns, political instability and civil disturbances; and

•	maximum limits on profit margins imposed in order to limit the prices of goods and services through the analysis of cost structures (for example, in Venezuela, a maximum profit margin has been introduced that will be set annually by the Superintendence for Defense of Socioeconomic Rights).

Any of the foregoing may adversely affect the business, financial position, results of operations and cash flows of the Group.

The Group’s financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates, interest rates or financial investment risks.

At December 31, 2015, 49.1% of the Group’s net debt was pegged to fixed interest rates for a period greater than one year, while 28% was denominated in a currency other than the euro.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at December 31, 2015: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 245 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies except the euro, the U.S. dollar and the pound sterling (these to zero rates in order to avoid negative rates), would lead to a reduction in financial expenses of 75 million euros. These calculations were made assuming a constant currency and a balance position equivalent to the position at that date and bearing in mind the derivative financial instruments arranged.

According to the Group’s calculations, the impact on net financial expense by changes in the value of a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange losses of 33 million euros, primarily due to the weakening of the Venezuelan bolívar fuerte and the Argentine peso. These calculations were made assuming a constant currency position with an impact on profit or loss at December 31, 2015, including derivative instruments in place. At December 31, 2015, 31.3% of the Telefónica Group’s operating income before depreciation and amortization (OIBDA) was concentrated in Telefónica Brazil and 38.2% in Telefónica Hispanoamérica.

The Telefónica Group uses a variety of strategies to manage these risks, mainly through the use of financial derivatives, which themselves also expose us to risk, including counterparty risk. Furthermore, the Group’s risk management strategies may not achieve the desired effect, which could adversely affect the Group’s business, financial condition, results of operations and cash flows.

Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.

The performance, expansion and improvement of the Telefónica Group’s networks, the development and distribution of the Telefónica Group’s services and products, the development and implementation of Telefónica’s strategic plan and new technologies, the renewal of licenses or the expansion of the Telefónica Group’s business in countries where it operates, may require a substantial amount of financing.

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A decrease in the liquidity of the Company, a difficulty in refinancing maturing debt or raising new funds as debt or equity, could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group’s business, financial condition, results of operations or cash flows.

Funding could be more difficult and costly in the event of a significant deterioration of conditions in the international or local financial markets (especially considering the recent volatility resulting from uncertainties regarding China, the decline in commodity prices and the hikes in interest rates approved by the Federal Reserve, all of which impact Latin America), or if there is an eventual deterioration in the solvency or operating performance of the Company, or if Telefónica’s divestment of its operations in the United Kingdom were to not be completed, or as a consequence of a credit rating downgrade of Spanish sovereign risk by rating agencies.

At December 31, 2015, gross financial debt scheduled to mature in 2016 amounted to 11,275 million euros (which includes the net position of derivative financial instruments and certain current payables), and gross financial debt scheduled to mature in 2017 amounted to 8,461 million euros.

In accordance with its liquidity policy, the Company has fully covered its gross debt maturities until the end of 2016 with cash and credit lines available at December 31, 2015, including a syndicated credit facility signed in November 2015 with several national and foreign institutions amounting to 3,000 million euros with a maturity of up to 27 months. Our liquidity could be affected if Telefónica’s divestment of its operations in the United Kingdom is finally not consummated, or if market conditions make it difficult to renew existing undrawn credit lines, 8.7% of which, at December 31, 2015, were scheduled to mature prior to December 31, 2016.

In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could lead to a negative impact on the availability and cost of Telefonica’s financing and its liquidity strategy; which could have, as well, a negative effect on the Group’s business, financial condition, results of operations or cash flows.

Telefónica’s divestment of its operations in the United Kingdom may not materialize.

On March 24, 2015, Telefónica and Hutchison signed an agreement for the acquisition by the latter of Telefónica’s operations in the UK (O2 UK) for a price (firm value) of 10,250 million pounds sterling in cash (approximately 14,000 million euros at the exchange rate as of the date of the agreement), composed of (i) an initial amount of 9,250 million pounds sterling (approximately 12,640 million euros as of the date of the agreement) which would be paid at closing and (ii) an additional deferred payment of 1,000 million pounds sterling (approximately 1,360 million euros) to be paid once the cumulative cash flow of the combined company in the United Kingdom has reached an agreed threshold.

Completion of the transaction is subject to, among other conditions, the approval of the European Comission and the obtainment of waivers to some contractual provisions affected by the sale, including those related to network alliances, as well as change of control provisions under certain contractual arrangements with third parties. As of the date of the issuance of these Financial Statements, such conditions had not been met. The European Commission authorization process is ongoing.

As completion of the share purchase agreement is conditional on the satisfaction (or, if applicable, waiver) of certain conditions, the acquisition may or may not proceed. If the abovementioned divestment is ultimately not consummated, or it is consummated under conditions other than those initially reported, this could have a material adverse effect on the trading price of Telefónica’s ordinary shares, bonds and financial instruments, and its leverage.

Risks Relating to the Group’s Industry

The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.

The telecommunications sector is subject to laws and regulations in different countries, and additionally, many of the services the Group provides require the granting of a license, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to spectrum availability. Among the main risks of this nature are those related to spectrum regulation and licenses/concessions, rates, Universal Service regulation, regulated wholesale services over fiber networks, privacy, functional separation of businesses and network neutrality.

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Thus, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to administrative bodies’ decisions, such as economic fines for serious breaches in the provision of services and, potentially, revocation or failure to renew these licenses, authorizations or concessions, or the granting of new licenses to competitors for the provisions of services in a specific market.

In this regard, the Telefónica Group pursues its license renewals in the terms referred in their respective contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases complying with certain obligations is required, including, among others, minimum specified quality, service and coverage standards and capital investment. Failure to comply with these obligations could result in the imposition of fines, revision of the contractual terms, or even the revocation of the license, authorization or concession. Additionally, the Telefónica Group could be affected by regulatory actions carried out by the antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain businesses.

Moreover, the fact that the Group’s business is highly regulated both affects its revenues and imposes costs on its operations. For example, regulations fix the rates that Telefónica charges for calls received from other companies’ networks, and regulators have progressively lowered these rates in recent years. In addition, and particularly in Spain, regulators have promoted competition in recent years by, for example, adopting policies which allow alternative operators access to Telefónica’s networks. This intense competition has exerted downward pressure on Telefónica’s tariff structure, adversely affecting revenues, and led to increased commercial expenses, adversely affecting margins.

Regulation of spectrum and government licenses

Further to the European Commission’s new “Digital Single Market” (DSM) Strategy, Europe is expected to undergo an important review of its regulatory framework. The new European DSM Strategy comprises a series of policy initiatives to promote the development of the single market of digital services and networks. As a result, the European Commission will initiate legislative processes, which could have significant implications on access to network, spectrum use, auction conditions, duration and renewal of licenses, audiovisual services and platforms, among other various matters.

On May 8, 2015, the European Commission approved a Decision on the harmonization of the 1452 - 1492 MHz frequency band (1500 MHz band), which encourages Member States to designate and to make available this band frequency from November 2015, on a non-exclusive basis. As a result, new spectrum award processes are expected in the short and mid-term all across the EU. Germany and the United Kingdom have already auctioned the band frequency and therefore the Decision will not have a material impact on Telefónica’s cash flow in those markets. In Spain, the Government launched a consultation which ended on June 21, 2015 to evaluate demand for spectrum in the 1500 MHz band. The tender of the 1500 MHz band in Spain may take place during 2016.

Additionally, the main terms of the allocation and use of the 700 MHz band in Europe is expected to be decided in the coming months. This could require new cash outflows from Telefónica between 2018 and 2021 (the period over which it is expected that the spectrum will be available), except in Germany which was the first country in Europe to award spectrum in the 700 MHz band, together with the 1800 MHz, 900 MHz and 1500 MHz bands.

Further, in Germany, on July 4, 2014 and September 25, 2015, the German Federal Network Agency (BnetzA) adopted decisions concerning the impact of Telefónica Deutschland Holding AG merger with E-Plus Mobilfunk GmbH & Co. KG (E-Plus) on the spectrum held by Telefónica Deutschland (the surviving entity after the merger). BnetzA has required Telefónica Deutschland to terminate by June 30, 2016 (rather than December 31, 2016) some rights of use with respect to spectrum in the 1800 MHz band that was not reacquired by Telefónica Deutschland at the abovementioned auction proceeding. The remaining 1800 MHz spectrum band that was not reacquired in such auction was returned at the end of 2015. The German regulator also announced that it will perform a frequency distribution analysis, and determine whether any additional action is needed, particularly in the area of the 2 GHz spectrum band granted to Telefónica Deutschland.

United Internet and the regional cable operator Airdata have filed complaints against the EU General Court decision allowing the merger between Telefónica Deutschland Holding AG and E-Plus Mobilfunk GmbH & Co. Telefónica Deutschland has been accepted as an interested party in these proceedings.

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In the United Kingdom, licenses were amended in January 2015 to introduce a 90% geographic coverage obligation for voice and text services. Separately, on September 24, 2015, the telecommunication regulator (Ofcom) issued a decision to increase the annual fees which mobile operators must pay for the use of 900 MHz and 1800 MHz spectrum. Accordingly, from October 31, 2015, the annual charge that Telefónica UK must pay is 32.2 million pounds sterling (increased from 15.6 million pounds sterling), rising to 48.7 million pounds sterling plus CPI from October 31, 2016. Finally, following consultation, on December 3, 2015 Ofcom published an update stating that it has decided to initiate an auction procedure to award 2.3 GHz and 3.4 GHz spectrum once decisions have been made by the relevant competition authorities, in relation to the proposed merger between Telefónica UK Limited and Hutchison 3G UK Limited.

In Latin America, spectrum auctions are expected to take place implying potential cash outflows to obtain additional spectrum or to meet the coverage requirements associated with these licenses. Specifically, the procedures expected to take place in 2016 are:

•	Peru: In August 2015, the government published the conditions for granting licenses in the 700 MHz spectrum band (three blocks of 2x15 MHz have been defined). On November 4, 2015 Telefónica was declared as a prequalified bidder.

•	Costa Rica: In December 2015, the Government communicated its intention to auction 40 MHz in the 1800 MHz band and 30 MHz in the 1900/2100 MHz band during 2016.

•	Mexico: The Federal Telecommunications Institute (IFT) has proposed to auction spectrum in the 2500 MHz band in 2016. In addition, and in light of the constitutional reform resulting from the “Pact for Mexico” political initiative, a wholesale network offering services in the 700 MHz band will be created under a Public-Private Partnership (PPP). On January 29, 2016, the SCT (Secretaría de Comunicaciones y Transportes) published the rules for the International Competitive Tender. The rules state that the contract will be awarded in August 2016 and commercial operations must begin no later than March 31, 2018.

•	Panama: On December 4, 2015, the process of reallocation of the AWS band (140 MHz, 1710-1780 / 2110-2180 MHz) was announced. It is expected to start by the end of 2016.

•	Uruguay: The Government approved a resolution allowing for a spectrum auction for mobile services. The auction will contain 15 + 15 MHz in the “AWS Ext” spectrum band and 45 + 45 MHz in the 700 MHz spectrum band (20 + 20 MHz of the 45 + 45 MHz in 700 MHz were previously reserved for the National Telecommunications Administration, ANTEL). As of the date of this report, this process has been delayed and the bidding rules for spectrum have not yet been published.

•	Colombia: The regulator has published a consultation document for comment which analyzes alternatives and other considerations regarding the structuring of the allocation process for radio spectrum in the 700 MHz bands (which is part of the “Digital dividend”, which is the set of frequencies that have been available to mobile communications services in the frequency bands traditionally used for television broadcast (700 MHz and 800 MHz) due to the migration from analogue TV to digital TV), 900 MHz, 1900 MHz and 2500 MHz for mobile services. The first auction is expected to take place in 2016. Colombia has established spectrum caps for lower bands, which are currently set at 30 MHz, and Telefónica has 25 MHz in lower bands.

•	Venezuela: The regulator has indicated the possibility of awarding spectrum in the 2600 MHz band (20 + 20 MHz) for 4G services, in the 1900 MHz band (5 + 5 MHz) for 3G services and in the 900 MHz band during 2016.

In December 2015, the Brazilian regulatory authority (Agencia Nacional de Telecomunicações or ANATEL) auctioned the spectrum lots remaining in the 1800 MHz, 1900 MHz, 2500 MHz and 3500 MHz bands, where Telefónica acquired seven lots of 2.5 GHz frequency band. These lots are associated to six different States, five of them in the capital cities of the States of São Paulo, Rio de Janeiro, Porto Alegre, Florianápolis, and Palmas and one in an interior city of the State of Mato Grosso do Sul. Such frequencies will be used for provision of mobile broadband service on 4G.

Further to the above, certain administrations may not have announced their intention to release new spectrum and may do so during the year. The above does not include processes announced via general statements by administrations, which involve bands not key to Telefónica’s needs. Telefónica may also seek to acquire spectrum on the secondary market where opportunities might arise.

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Risks relating to concessions and licenses previously granted

In the state of São Paulo, Telefónica Brazil provides local and national long-distance Commuted Fixed Telephony Service (“CFTS”) under the public regime, through a concession agreement, which will be in force until 2025. In accordance with current regulations, Telefónica Brazil informed ANATEL that the net value as of December 31, 2015 of assets assigned to the provision of the CFTS (which include, among others, switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment) were estimated to total 7,856 million Brazilian reais. In principle, the assets assigned to the provision of the CFTS are considered reversible assets; the scope of such reversibility is subject to a complex debate at different instances.

On June 27, 2014, as established in the concession agreement, ANATEL issued a public consultation for the revision of the concession agreement. Although definitive conditions (which might deal, among others, with the reversibility of assets, universalization goals and, in general, the obligational regime of the concessionaire) were to be published in 2015, such publication was postponed until April 2016. In addition, current reversibility regulations will be reviewed by ANATEL, which is expected to issue a public consultation in the near future. Definitive regulations might be issued in the second half of 2016. We cannot assure that changes made to the concession terms or to the reversibility regulations will not be detrimental to Telefónica’s interests.

In Colombia, the ICT Ministry issued Resolution 597 on March 27, 2014, to renew 850 MHz/1900 MHz licenses for 10 additional years. The reversion of assets (other than radio frequencies, which is clear that must be returned) and its scope, has been discussed in the context of the liquidation of the concession contract, taking into consideration the terms of the contract, and the Constitutional Court’s review of Law 422 of 1998, and Law 1341 of 2009. Discussions on the matter concluded on February 16, 2016. The ITC Ministry has announced that it is going to convene the Arbitral Tribunal, in accordance with what was agreed upon in the concession contract. To date, the content of the claim is unknown.

In Peru, the concessions for the provision of the fixed-line service will remain in force until November 2027. However, the Company filed a partial renewal request for five more years in December 2013. As of the date of this Annual Report, the decision of the Ministry of Transport and Communications (Ministerio de Transportes y Comunicaciones) is still pending.

Telefónica Móviles Chile, S.A. was awarded spectrum on the 700 MHz (2x10 MHz) band in March 2014. The claim brought by a consumer organization against 700 MHz assignments was rejected by the Court of Defense of Free Competition in a judgment of July 24, 2015 and the appeal before the Hon. Supreme Court submitted by the consumer organization is still awaiting resolution.

In El Salvador, the process of renewal of the Group’s licenses, which expires in 2018, has been postponed.

In Ecuador, once the Group’s concession for mobile services expires in 2023, the renewal of such concession or the granting of a new concession will be subject to negotiation with the Government. If the Group fails to renew such concession or obtain a new concession, assets assigned to the provision of mobile services will revert to the State in exchange for a fee.

The Group’s consolidated investment in spectrum acquisitions and renewals in 2015 amounted to 1,585 million euros.

The Group’s failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed above or any others in which it operates or its inability to assume the related costs, could have an adverse impact on its ability to launch and provide new services and on Telefónica’s ability to maintain the quality of existing services, which may adversely affect the Group’s business, financial condition, results of operations and cash flows.

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Regulation of wholesale and retail charges

The European Regulation 2015/2120 on Net Neutrality and Roaming was adopted on November 25, 2015. Under this regulation, from April 30, 2016, when its implementation becomes effective, until June 15, 2017 operators may charge users roaming within the EU an additional fee on their domestic prices for roaming calls, SMS and data services, subject to certain regulated limits. In particular, the surcharges allowed during this period are 0.05 euro/minute for calls, 0.02 euro per SMS sent and 0.05 euro per megabits data (excluding VAT). During this period, the sum of the domestic retail price and any such surcharge shall not exceed 0.19 euro/minute for calls, 0.06 euro per SMS sent and 0.20 euro per megabits data. However, surcharges will not be permitted from June 15, 2017 onwards. The impact of this measure is very difficult to quantify because it will depend on the elasticity of traffic to decreases in the rates charged.

The decreases in wholesale mobile network termination rates (MTR) in Europe are also noteworthy. In the United Kingdom, wholesale MTRs have been reduced to 0.680 ppm (pence/minute) from May 1, 2015 (representing a 19.5% reduction compared to the previous rates). Further cuts of 26.3% and 3.1% (in real terms) will come into effect in April 1, 2016, and April 1, 2017, respectively. However, the impact of these decreases in the Group’s results will be diminished if the proposed sale of our operations in the United Kingdom to Hutchison is completed on a timely basis.

In Germany, on April 24, 2015, BNetzA adopted its final decisions to reduce MTRs. The new prices will gradually decrease from 0.0172 euro/minute to 0.0166 euro/minute from December 1, 2015 until the end of November 2016. The European Commission had beforehand requested that the German regulator withdraw or amend the proposal of such decision. Because BNetzA did not apply the “Pure LRIC (Long Run Incremental Cost Model)” approach recommended by the European Commission, there is a risk that the Commission will initiate infringement proceedings against Germany, and rates may be further reduced.

In Spain, the Spanish National Markets and Competition Commission (Comisión Nacional de los Mercados y la Competencia or CNMC) has initiated the process of reviewing the prices of mobile termination, with a final decision expected to be adopted in the second half of 2016. Additionally, in May 2015, the CNMC launched a public consultation on the analysis of the market for access and call origination on fixed networks. The CNMC proposes to maintain the obligation of Telefónica to provide a wholesale interconnection offer (RIO) and a wholesale offer of access to the fixed telephone line (WLR), both with cost-oriented prices. The final decision is expected to be issued during the first half of 2016.

In Latin America, it is likely that MTRs are also reduced in the short to medium term. For example, in Mexico, on October 1, 2015, the IFT adopted the MTR for 2016. The MTR was set at 0.1869 Mexican pesos per minute in consistency with the Pure LRIC model. The previous MTR was set at 0.2505 pesos per minute.

Telefónica has appealed this decision as well as other decisions concerning the MTR applicable from 2011 to 2015.

In Brazil, ANATEL has been issuing ex-ante regulations to ensure competition in the wholesale market which includes reductions of the MTR. In this regard, the “Plano Geral de Metas de Competição (PGMC), as amended by Resolution 649/2015, established that mobile termination fees are subject to successive yearly reductions from 2016 until 2019, when the definitive cost-oriented-model fees shall be in force (such Resolution has been challenged in courts without a definitive outcome).

In Argentina, the new legal framework “Argentina Digital” provides the new regulator the possibility to regulate the tariffs and prices of essential public services, wholesale services and those the regulator determines based on reasons of public interest, on which the law does not set parameters. As a result, there may be a negative impact, depending on how the new regulator exercises its powers. In addition, until the Secretary of Communications determines that there is effective competition for telecommunications services, the “dominant” providers in the relevant areas (which include Telefónica de Argentina) must respect the maximum tariffs established in the general tariff structure.

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Regulation of Universal Services

In September 2015, as a part of the DSM Strategy, the European Commission issued a public consultation on the review of the regulatory framework for electronic communications, including certain aspects of the Universal Service obligations. Depending on the outcome of this public consultation, the European Commission could initiate a legislative process including both the potential inclusion of certain broadband speeds in its scope and a possible reduction of some of the current Universal Service obligations that are becoming obsolete. Depending on the terms that will be set forth in the new regulation, implementation at a local level could lead to higher costs for both the Universal Service provider and the operators forced to finance the Universal Service.

In Spain, the licenses of Telefónica de España and Telefónica Telecomunicaciones Públicas (which owns public terminals) for the provision of Universal Services will expire on December 31, 2016. As from this date, there will be a new tender for the award of the provision of the Universal Services.

Regulation of fiber networks

On November 18, 2015 the Spanish CNMC adopted a Draft Resolution on the wholesale broadband market regulation, which foresees a geographical segmentation in competitive and non-competitive areas. This draft Resolution was approved by the European Commission on December 18, 2015. The new resulting regulation, which will apply to NGA (Next Generation Access Networks), could be approved in the first quarter of 2016 and will presumably last for at least three years. Its implementation is expected to result in an increase, of the current regulatory obligations of Telefónica in Spain, in terms of its granting of access to other operators to its fiber network and with respect to certain aspects relating specifically to the business segment.

Regulations on privacy

In Europe, a political agreement between the Council and the European Parliament was reached on December 15, 2015, on the new General Data Protection Regulation (GDPR) and the Data Protection Directive. Formal adoption of such regulation by both the Council and the Parliament is expected to take place in spring 2016. The GDPR would become effective two years thereafter, by spring 2018. Some of the critical provisions of this new Regulation will make tougher the launch of new services focused on the processing of personal data. In addition, the GDPR will introduce administrative fines of up to 4% of an undertaking’s annual global turnover for breaching the new data protection rules.

In October 2015, the Court of Justice of the European Union declared invalid the Decision of the European Commission2 of July 26, 2002, known as the “Safe Harbor Agreement”, relating to the transfer of personal data from the EU to the United States. Since November 2015, EU and US Authorities have been negotiating a new agreement that ensures a level of protection similar to that provided by the EU. Failure to reach this agreement would create difficulties in the provision of services which involve the flow of EU citizens’ personal data to the US.

In Brazil, it is expected, in the near future, that the Personal Data Protection Act will be adopted. This could lead to further obligations and restrictions for operators in relation to the collection of personal data and its treatment. In Peru, on May 8, 2015, the new Personal Data Protection Law came into force. The adoption of secondary legislation is still pending. In Ecuador, the Telecommunications Act (Ley Orgánica de Telecomunicaciones), adopted in February 2015, devotes a whole chapter to regulate the use of personal data.

Regulation of functional separation

The principles established in Europe’s common regulatory framework, adopted in 2009 and transposed in the national legislation of each Member State in which Telefónica operates could result in greater regulatory pressure on the local competitive environment. Specifically, this framework supports the possibility of national regulators (in specific cases and under exceptional conditions) forcing operators with significant market power and vertically-integrated operators to separate their wholesale and retail businesses at a functional level. They would therefore be required to offer equal wholesale terms to third-party operators that acquire these products.

[2]	Commission Decision 2000/520/EC, of 26 July 2000 pursuant to Directive 95/46/EC of the European Parliament and of the Council on the adequacy of the protection provided by the safe harbour privacy principles and related frequently asked questions issued by the US Department of Commerce.

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Regulation of network neutrality3

As mentioned above, the European Regulation 2015/2120 on Net Neutrality and Roaming was adopted on November 25, 2015. The regulation will enter into force on April 30, 2016. The application of the Regulation could directly affect possible future business models of Telefónica and may affect the network management or differentiation of characteristics and quality of Internet access service.

Telefónica operates in Latin American countries where net neutrality has already been ruled, such as Chile, Colombia, Brazil, Argentina, Mexico and Peru, where Osiptel published on September 8, 2015 the Draft Regulation on Net Neutrality. In Brazil, the Secretariat of Legislative Matters of the Ministry of Justice is concluding a proposal on Net Neutrality Regulation.

If changes to regulation such as those described above, or otherwise, occur in the various jurisdictions where the Telefónica Group operates, it could have a material adverse effect on its business, financial condition, results of operations and cash flows.

The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

The Telefónica Group is required to comply with the laws and regulations of various jurisdictions where it conducts operations. In particular, the Group’s international operations are subject to various anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010, and economic sanction programs, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control. The anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Telefónica Group’s business, it may deal with entities, the employees of which are considered government officials. In addition, economic sanctions programs restrict the Group’s business dealings with certain sanctioned countries, individuals and entities.

Although the Group has internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties, exclusion from government contracts, damage to our reputation and other consequences that could have a material adverse effect on the Group’s business, results of operations and financial condition.

As at the date of this report, Telefónica is currently conducting an internal investigation regarding possible violations of applicable anti-corruption laws. Telefónica has been in contact with governmental authorities about this matter and intends to cooperate with those authorities as the investigation continues. It is not possible at this time to predict the scope or duration of this matter or its likely outcome.

Customers’ perceptions of services offered by the Company may put it at a disadvantage compared to competitors’ offerings.

Customers’ perceptions of the assistance and services offered are critical to operating in highly-competitive markets. The ability to predict and respond to the changing needs and demands of customers affects the Company’s competitive position relative to other technology sector companies, and its ability to extract the value generated during this process of transformation. Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

[3]	In general terms, it is a principle applicable to the field of Internet networks, for which operators may not place restrictions on the terminals that can be connected or the services, applications and content that can be distributed. It also refers to non-discrimination by operators between different types of traffic circulating through their networks.

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The Company may not be able to adequately foresee and respond to technological changes and sector trends.

In a sector characterized by rapid technological change, it is essential to be able to offer the products and services demanded by the market and consider the impacts of changes in the life cycle of technical assets, secure margins and select the right investments to make.

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, as a consequence of both of these characteristics, it is subject to the effects of actions by competitors in these markets and to its ability to anticipate and adapt, in a timely manner, to constant technological changes, changes in customer preferences that are taking place in the industry, as well as economic, political and social circumstances.

Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

New products and technologies arise constantly, and their development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, which may result in the decrease of the Group’s profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile Internet and connectivity services that are being launched. Research and development costs amounted to 1,012 million euros in 2015, representing a decrease of 0.9% from 1,021 million euros in 2014 (959 million euros in 2013). These expenses represented 2.1%, 2.3% and 1.9% of the Group’s consolidated revenues in 2015, 2014 and 2013, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Cooperation and Development (OECD) manual. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, such as Internet speed of up to 100MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. While an increasing demand for the capabilities offered by these new networks to end users exists, the high level of the investments requires a continuous analysis of the return on investment.

The explosion of the digital market and entry of new players in the communications market, such as MVNOs, Internet companies or device manufacturers, may cause the loss of value of certain assets, and affect the Group’s ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of incomes and additional efficiencies to those followed traditionally. Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

In addition, the ability of the Telefónica Group’s IT systems (operational and backup) to respond the Company’s operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency.

The Company depends on its suppliers.

The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets, with a high concentration in a small number of suppliers, poses risks that may affect the Company’s operations, and may cause legal contingencies or damages to the Company’s image in the event that inappropriate practices are produced by a participant in the supply chain.

As of December 31, 2015, the Telefónica Group depended on five handset suppliers and 13 network infrastructure suppliers, which together accounted for 80% of the awarded contracts for the year then ended. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements, or otherwise have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

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Unanticipated network interruptions can lead to quality loss or the interruption of the service.

Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software, stealing of infrastructure elements or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s image and reputation.

Telecommunications companies worldwide face increasing cybersecurity threats as businesses become increasingly dependent on telecommunications and computer networks and adopt cloud computing technologies. Cybersecurity threats include gaining unauthorized access to our systems or inserting computer viruses or malicious software in our systems to misappropriate consumer data and other sensitive information, corrupt our data or disrupt our operations. Unauthorized access may also be gained through traditional means such as the theft of laptop computers, portable data devices and mobile phones and intelligence gathering on employees with access.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other physical and logical security. However, these measures are not always effective. Although the Telefónica Group has insurance policies to cover these types of incidents, and the claims and loss in revenue caused by service interruptions to date have been covered by these policies, these policies may not be sufficient to cover all possible monetary losses.

The telecommunications industry may be affected by the possible effects that electromagnetic fields, emitted by mobile devices and base stations, may have on human health.

In some countries, there is a concern regarding potential effects of electromagnetic fields, emitted by mobile devices and base stations, on human health. This public concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service, and affected the deployment criteria of new networks and digital services such as smart meters development.

There is a consensus between certain expert groups and public health agencies, including the World Health Organization (WHO), that states that currently there are no established risks associated with exposure to low frequency signals in mobile communications. However, the scientific community is still investigating this issue especially with respect to mobile devices. Exposure limits for radio frequency suggested in the guidelines of the Protection of Non-Ionizing Radiation Protection Committee (ICNIRP) have been internationally recognized. The mobile industry has adopted these exposure limits and works to request authorities worldwide to adopt these standards.

Worries about radio frequency emissions may discourage the use of mobile devices and new digital services, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located, how they operate, the use of mobile telephones and the massive deployment of smart meters and other products using mobile technology. This could lead to the Company being unable to expand or improve its mobile network.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment on the adverse impact of electromagnetic fields on health, may negatively affect the business, financial conditions, results of operations and cash flows of the Telefónica Group.

Possible regulatory, business, economic or political changes could lead to asset impairment.

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognize impairment in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairments on certain of its investments, affecting its results of operations in the year in which they were experienced. For example, with respect to the investment in Telco, S.p.A. (Telco), value adjustments were made in 2014 with a negative impact of 464 million euros.

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The Telefónica Group’s networks carry and store large volumes of confidential, personal and corporate data, and its Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.

The Telefónica Group’s networks carry and store large volumes of confidential, personal and business data, through both voice and data traffic. The Telefónica Group stores increasing quantities and types of customer data in both business and consumer segments. Despite its best efforts to prevent it, the Telefónica Group may be found liable for any loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks, any of which could involve many people and have an impact on the Group’s reputation, or lead to legal claims and liabilities that are difficult to measure in advance.

In addition, the Telefónica Group’s Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for any loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.

In most countries in which the Telefónica Group operates, the provision of its Internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as blocking access to a website) as part of the struggle against some illegal or illicit uses of the Internet, notably in Europe.

Any of the foregoing could have an adverse impact on the business, financial position, results of operations and cash flows of the Group.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims and other legal proceedings.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, results of operations, reputation and cash flows. In particular, the Telefónica Group is party to certain judicial tax proceedings in Peru concerning the clearance of certain previous years’ income tax, in respect of which a contentious-administrative appeal is currently pending and to certain tax proceedings in Brazil, primarily relating to the CIMS (a Brazilian tax on telecommunication services). Further details on these matters are provided in Notes 17 and 20 of the Financial Statements.

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Trend evolution

Telefónica is one of the world’s leading mobile and fixed communications services providers, with a strategy focused on becoming a leader in digital communications to support future growth.

In 2015, Telefónica made progress towards long-term profitable and sustainable growth, improving its competitive position in key markets, increasing efficiencies and capturing synergies from the integrated approach of its business, processes and technologies. During recent years, the Company has taken several steps designed to transform its business, which have affected 2015 results:

•	First, Telefónica has developed new business models based on mobile data centric proposals, bundled services, including converged fixed and mobile services, and digital capacities as part of a group-wide digital transformation drive to address changing consumption habits. A key component of this effort has been the increased investments in fiber and Long Term Evolution technology, which Telefónica believes will allow it to further monetize data and digital services. In this regard, Telefónica has significantly increased its number of data-driven accesses, including 78.0 million new smartphone accesses, 4.9 million new Pay TV accesses and 5.7 million new fiber accesses during the 2013-2015 period, to more than offset declining revenues and thereby increased average revenue per access year-on-year by 1.9% over the period.

•	Second, changing consumption habits have resulted in reduced demand for fixed voice and mobile voice services and increased demand for mobile data services, such as watching videos and internet browsing on a smartphone, which finally in 2015 has been at a sufficient pace to offset in most of our markets the decline in fixed and mobile voice revenues (excluding declines due to changes in regulation) and start to show a positive trend.

•	Third, Telefónica has strengthened its competitive position through a strategy of active portfolio management and in-market consolidation in key markets like Germany (with the acquisition of the E-Plus Group), Brazil (with the acquisition of GVT) and Spain (with the acquisition of DTS). These strategic acquisitions in core markets, coupled with recent divestments in non-core markets, have already allowed Telefónica to capture significant synergies.

•	Finally, Telefónica has launched a simplification program designed to enable growth and transformation across its businesses; capture Group-wide synergies; simplify its commercial offerings (as it has done with the launch of “Movistar Fusión” bundle packages in Spain); modernize its information technology (“IT”) network and global processes (through increased IT investment and commercial and customer care cost-reduction efforts); and improve its channels by increasing back-office efficiency. As part of this program, Telefónica has also sought to boost efficiency by increasing its outsourcing of support functions.

Telefónica has taken these steps against a backdrop of several broad trends and developments affecting Telefónica in recent years which have contributed to a downward trend in certain key performance indicators during the 2013-2015 period.

•	First, changes in foreign exchange rates, particularly during 2014 and 2015 with the depreciation of the Brazilian real against the euro and the effects of the depreciation of the Venezuelan bolivar, have affected Telefónica’s revenue growth.

•	Second, inflation rates have increased Telefonica’s expenses in many of our markets and we have not been able to increase our revenues at the same pace.

•	Third, after a period of significant expansion, Telefónica has generally reduced the scope of its activities and exited certain countries in recent years to reduce its level of indebtedness and strengthen Telefónica’s capacity for future growth.

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•	Fourth, Telefónica’s business is highly regulated, which affects its revenues and imposes costs on its operations. For example, regulation sets the fixed rates that Telefónica charges for calls received from other companies’ networks, and regulators have progressively lowered these rates in recent years.

•	In addition, weak economic conditions in Europe generally, and in Spain in particular, have been a key driver of revenue trends in recent years, leading to a reduced demand for many of Telefónica’s products and services, and the same trend is beginning to emerge in Latin America.

These trends and developments have contributed to a general downward trend in certain of Telefónica’s key performance indicators during the 2013-2015 period, with revenues decreasing by 6.6% to 47,219 million euros for the year ended December 31, 2015 from 50,547 million euros for the year ended December 31, 2013 and operating income, profit for the year and net cash from operating activities decreasing during this period by 67.6%, 40.2% and 5.1%, respectively.

Nevertheless, we believe that Telefónica is positioned to benefit from the return to GDP growth in Europe, which began in 2014, as well as the potential implementation of the European Commission’s recently announced Digital Single Market package of legislative measures, as we believe Telefónica is prepared to thrive in a policy environment that supports innovation and investment for the benefits of end users.

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Financial Statements

Events after the reporting period

The following events regarding the Company took place between the reporting date and the date of preparation of the accompanying financial statements:

Financing

On February 2, 2016, Telefónica Emisiones, S.A.U. redeemed 1,750 million euros of its notes, issued on February 2, 2006. The notes were guaranteed by Telefónica, S.A.

On February 3, 2016, Telefónica Emisiones, S.A.U. redeemed 802 million euros of its notes, issued on November 3, 2011 for an amount of 1,000 million euros. The notes were guaranteed by Telefónica, S.A.

On February 16, 2016, Telefónica Emisiones, S.A.U. redeemed 1,250 million U.S. dollars of its notes, issued on February 16, 2011. The notes were guaranteed by Telefónica, S.A.

Telefónica, S.A. agreed its 12 months extension option on the 2,500 million euros syndicated credit facility dated February 19, 2015 up to 2021 and on the 3,000 million euros syndicated credit facility dated February 18, 2014 up to 2020. This arrangement entered into effect on February 19, 2016.

Creation of a global telecommunications infrastructures company

On February 10, 2016, Telefónica announced the creation of Telxius, a company which will bring together certain infrastructure assets of the Group, which will enable the management of the Telefónica Group’s infrastructure on a global scale with a more specialised and focused approach, with the aim of increasing the services provided to other operators, improving the return on capital invested and allowing Telxius to participate more actively in the growth opportunities that exist in the industry, including the possibility of incorporating third party assets.

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Annual Corporate Governance Report for Listed Companies

A.	Ownership structure

A.1.	Complete the following table on the company’s share capital:

Date of last modification	Share capital (€)	Number of shares	Number of voting rights
2015/12/10	4,975,199,197.00	4,975,199,197	4,975,199,197

Indicate whether different types of shares exist with different associated rights:

No

A.2.	List the direct and indirect holders of significant ownership interests in your company at year-end, excluding directors:

Name or corporate name of shareholder	Number of direct voting rights	Number of indirect voting rights	% of total voting rights
Banco Bilbao Vizcaya Argentaria, S.A.	302,205,736	0	6.07%
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, ”la Caixa”	0	249,501,612	5.01%
Blackrock, Inc.	0	177,257,649	3.56%

Name or corporate name of indirect holder	Through: Name or corporate name of direct holder	Number of voting rights
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, ”la Caixa”	Caixabank, S.A.	249,482,489
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, ”la Caixa”	Vidacaixa, S.A. de Seguros y Reaseguros	19,123
Blackrock, Inc	Blackrock Investment Management (UK)	177,257,649

Indicate the most significant movements in the shareholding structure during the year.

Name or corporate name of shareholder	Date of transaction	Description of transaction
—	—	—

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A.3.	Complete the following tables on company directors holding voting rights through company shares.

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights	% of total voting rights
Mr. César Alierta Izuel	5,293,554	0	0.11%
Mr. Isidro Fainé Casas	572,483	0	0.01%
Mr. José María Abril Pérez	134,886	152,124	0.01%
Mr. Julio Linares López	462,393	2,115	0.01%
Mr. José María Álvarez-Pallete López	553,208	0	0.01%
Mr. José Fernando de Almansa Moreno-Barreda	20,397	0	0.00%
Ms. Eva Castillo Sanz	109,225	0	0.00%
Mr. Carlos Colomer Casellas	49,377	68,260	0.00%
Mr. Peter Erskine	79,963	0	0.00%
Mr. Santiago Fernández Valbuena	217,554	0	0.00%
Mr. Alfonso Ferrari Herrero	659,520	21,937	0.01%
Mr. Luiz Fernando Furlán	36,945	0	0.00%
Mr. Gonzalo Hinojosa Fernández de Angulo	49,128	198,862	0.00%
Mr. Pablo Isla Álvarez de Tejera	9,889	0	0.00%
Mr. Antonio Massanell Lavilla	2,638	0	0.00%
Mr. Ignacio Moreno Martínez	17,606	0	0.00%
Mr. Francisco Javier de Paz Mancho	62,368	0	0.00%

Name or corporate name of indirect shareholder	Through: Name or corporate name of direct shareholder	Number of voting rights
Mr. José María Abril Pérez	Other company shareholders	152,124
Mr. Julio Linares López	Other company shareholders	2,115
Mr. Carlos Colomer Casellas	Other company shareholders	68,260
Mr. Alfonso Ferrari Herrero	Other company shareholders	21,937
Mr. Gonzalo Hinojosa Fernández de Angulo	Other company shareholders	198,862

% of total voting rights held by the Board of Directors
		0.17%

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Complete the following tables on share options held by directors:

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights	Equivalent number of shares	% of total voting rights
Mr. César Alierta Izuel	972,000	0	1,518,750	0.02%
Mr. José María Álvarez-Pallete López	576,000	0	900,000	0.01%
Mr. Santiago Fernández Valbuena	708,000	0	825,000	0.01%

A.4.	Indicate, as applicable, any family, commercial, contractual or corporate relationships between owners of significant shareholdings, insofar as these are known by the company, unless they are of little relevance or arise from ordinary trading or exchange activities.

Name or company name of related party	Type of relationship	Brief description
—	—	—

A.5.	Indicate, as applicable, any commercial, contractual or corporate relationships between owners of significant shareholdings, and the company and/or its group, unless they are of little relevance or arise from ordinary trading or exchange activities.

Name or company name of related party	Type of relationship	Brief description
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Shareholding of Banco Bilbao Vizcaya Argentaria, S.A. (or any of the companies of its Group), together with Telefónica, S.A. and with Caixabank, S.A., in Telefónica Factoring España, S.A., TFP, S.A.C. (TFP Perú), Telefónica Factoring Colombia, S.A., Telefónica Factoring do Brasil, Ltda., Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R., and Telefónica Factoring Chile, S.A.
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Shareholding of Compañía de Cartera de Inversiones, S.A. (a company which belongs to Grupo BBVA), together with Telefónica Compras Electrónicas, S.A.U., in Adquira España, S.A.
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, ”la Caixa”	Corporate	Shareholding of Caixabank, S.A., with Telefónica, S.A. and with Banco Bilbao Vizcaya Argentaria, S.A. (or with any of the companies of its Group), in Telefónica Factoring España, S.A., TFP, S.A.C. (TFP Perú), Telefónica Factoring Colombia, S.A., Telefónica Factoring do Brasil, Ltda., Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R., and Telefónica Factoring Chile, S.A.
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, ”la Caixa”	Corporate	Shareholding of Finconsum, Establecimiento Financiero de Crédito, S.A.U. (subsidiary of CaixaBank, S.A.), together with Telefónica, S.A., in Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A.

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Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, ”la Caixa”	Corporate	Joint shareholding of Caixa Card 1 Establecimiento Financiero de Crédito, S.A.U., with Telefónica Digital España, S.L. and with Banco Santander, S.A., in Yaap Digital Services, S.L.

A.6.	Indicate whether any shareholders’ agreements have been notified to the company pursuant to Articles 530 and 531 of the Spanish Corporations Act (Ley de Sociedades de Capital, hereinafter “LSC” in Spanish). Provide a brief description and list the shareholders bound by the agreement, as applicable.

Yes

Parties to the Shareholder’s agreement
Telefónica, S.A.
China Unicom (Hong Kong) Limited

% of share capital affected
1.29%

Brief description of the agreement:

See heading H “Other information of interest”, Note 5 to Section A.6.

Parties to the Shareholder’s agreement
Telefónica, S.A.
Vivendi, S.A.

% of share capital affected
0.95%

Brief description of the agreement:

See heading H “Other information of interest”, Note 5 to Section A.6.

Indicate whether the company is aware of the existence of any concerted actions among its shareholders. Give a brief description as applicable.

No

Shareholders involved in concerted action	% of share capital affected	Brief description of the concerted action
—	—	—

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Expressly indicate any amendments to or termination of such agreements or concerted actions during the year.

—

A.7.	Indicate whether any individuals or bodies corporate currently exercise control or could exercise control over the company in accordance with Article 5 of the Spanish Securities’ Market Act (Ley del Mercado de Valores). If so, identify.

No

Name or corporate name
—

Remarks
—

A.8.	Complete the following tables on the company’s treasury shares.

At year end:

Number of shares held directly	Number of shares held indirectly (*)	% of total share capital
141,639,159	0	2.85%

(*) Through:

Name or corporate name of direct shareholder	Number of shares held directly
—	—

Total

Detail any significant changes during the year, in accordance with Royal Decree 1362/2007.

Explain any significant changes

On January 7, 2015 it was notified the Comisión Nacional del Mercado de Valores (CNMV) the direct acquisition of 51,798,609 shares were, accounting for 1.112% of the company’s share capital.

On July 16, 2015, it was notified the CNMV the direct acquisition of 49,891,005 shares, accounting for 1.010% of the company’s share capital.

On October 19, 2015 , it was notified the CNMV the direct acquisition of 51,133,215 shares were, accounting for 1.051% of the company’s share capital.

Furthermore, in accordance with the resolution for reduction in share capital through the cancellation of treasury shares approved by the Ordinary General Shareholders Meeting of Telefónica, S.A. on June 12, 2015, and after the resolution to that effect adopted by the Board of Directors of the Company, the reduction of share capital document was registered in the Companies Registry of Madrid on July 24, 2015. Consequently, 74,076,263 treasury shares of Telefónica, S.A., which represented 1.50% of its share capital, were cancelled.

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Likewise, on July 29, 2015, Telefónica, S.A. entered into an agreement with Vivendi, S.A. through which Telefónica committed to deliver 46.0 million of its treasury shares, representing 0.95% of its share capital, in exchange for 58.4 million of preferred shares of Telefónica Brazil, S.A. (received by Vivendi, S.A. in the context of the acquisition of GVT Participaçoes, S.A.) representing approximately 3.5% of the share capital Telefónica Brazil, S.A. On September 16, 2015 the aforementioned 46.0 million treasury shares were delivered.

A.9.	Give details of the applicable conditions and time periods governing any resolutions of the General Shareholders Meeting authorizing the Board of Directors to repurchase or transfer the treasury shares.

At Telefónica’s Ordinary General Shareholders Meeting held on May 30, 2014, the shareholders resolved to renew the authorisation granted at the General Shareholders Meeting of June 2, 2010, for the derivative acquisition of treasury stock, either directly or through Group companies, in the terms literally transcribed below:

“A) Authorise, pursuant to articles 144 and the articles thereunder of the Spanish Corporations Act, the derivative acquisition, at any point and as many times as it might be deemed necessary, by Telefónica, S.A. – either directly, or through any of its subsidiaries – of treasury stock, fully-paid, by purchase and sale, by exchange or by any other legal transaction.

The minimum acquisition price or minimum value of the consideration shall be equal to the par value of the shares of its own stock acquired, and the maximum acquisition price or maximum consideration value shall be equal to the listing price of the shares of its own stock acquired by the Company on an official secondary market at the time of the acquisition.

Such authorization is granted for a period of 5 years as from the date of this General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the Company’s own shares acquired directly or indirectly pursuant to this authorization added to those already held by Telefónica, S.A. and all its controlled subsidiaries shall at no time exceed the maximum amount permitted by the Law at any time, and the limitations on the acquisition of the Company’s own shares established by the regulatory Authorities of the markets on which the shares of Telefónica, S.A. are traded shall also be observed.

It is expressly stated for the record that the authorization granted to acquire shares of its own stock may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of companies of its Group, directly or as a result of the exercise by them of option rights owned by them, all within the framework of duly approved compensation systems referencing the listing price of the Company’s shares.

B) To authorize the Board of Directors, as broadly as possible, to exercise the authorisation granted by this resolution and to implement the other provisions contained therein; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or any other person expressly authorized by the Board of Directors for such purpose.

C) To deprive of effect, to the extent of the unused amount, the authorization granted under Item III on the Agenda by the Ordinary General Shareholders Meeting of the Company on June 2, 2010.”

A.9.bis.	Estimated free-float capital:

Estimated free-float capital	%
80.10%

A.10.	Indicate, as applicable, any restrictions on the transfer of securities and/or any restrictions on voting rights. In particular, indicate any type of restrictions that could impose obstacles to the takeover of the company by means of share purchases on the market.

Yes

Description of the restrictions

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See heading H “Other information of interest”, Note 7 to Section A.10.

A.11.	Indicate whether the General Shareholders’ Meeting has agreed to take neutralisation measures to prevent a public takeover bid by virtue of the provisions of Act 6/2007.

No

If applicable, explain the measures adopted and the terms under which these restrictions may be lifted.

—

A.12.	Indicate whether the company has issued securities not traded in a regulated market of the European Union.

Yes

If so, identify the various classes of shares and, for each class of shares, the rights and obligations they confer.

Shares of Telefónica, S.A. are traded on the Spanish electronic trading system (the “Continuous Markets”), and also on the stock exchanges of New York, London, Lima and Buenos Aires, and they all have the same characteristics, rights and obligations.

On the New York and Lima stock exchanges, Telefónica, S.A. shares are traded through American Depositary Shares (ADSs), where each ADS represents a Company share.

B.	General Shareholders Meeting

B.1.	Indicate and, as applicable, describe any difference between the system of minimum quorums for constitution of the General Shareholders Meeting established in the Spanish Corporations Act (Ley de Sociedades de Capital, hereinafter “LSC” in Spanish).

No

B.2.	Indicate and, as applicable, describe any differences between the company’s system of adopting corporate resolutions and the framework established in the LSC.

No

Describe how they differ from the rules established in the LSC.

—

B.3.	Indicate the rules governing amendments to the company’s Bylaws. In particular, indicate the majorities required to amend the Bylaws and, if applicable, the rules for protecting shareholders’ rights when changing the Bylaws.

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Financial Statements

The Bylaws and Regulations for the General Shareholders Meeting of Telefónica confer upon the General Shareholders Meeting the power to agree to amend the Corporate By-laws (articles 15 and 5, respectively), being subject to legal provisions applicable for all other matters.

The procedure for amending the Bylaws is governed by Articles 285 and following articles of the revised text of the Spanish Corporations Act, and needs to be approved at the General Shareholders Meeting with the majorities stated in Articles 194 and 201 of the same law. In particular, if the Shareholders Meeting is convened to deliberate on Bylaw amendments, including capital increases or decreases, on eliminating or restricting the preferential acquisition right for new shares, and the transformation, merger, spin-off, or the global assignment of assets and liabilities and the relocation of the registered offices abroad, then shareholders which own at least fifty per cent of the subscribed capital with voting rights will have to be present or be represented by proxy on first call. If there is no sufficient quorum, then the Shareholders’ Meeting will be held on second call, on this occasion at least twenty-five per cent of the subscribed capital with voting rights will need to be present, either in person or by proxy. When shareholders which represent less than fifty per cent of the subscribed capital with voting rights are present at the Shareholders Meeting, either in person or by proxy, the resolutions referred to above can only be approved when two thirds of the capital, present or represented by proxy at the Shareholders Meeting, vote in favour of the resolution.

Pursuant to article 286 of the Spanish Corporations Act, if the Bylaws are amended, then the Directors, or, if applicable, the shareholders who have made the proposal, will have to draw up in full the text of their proposed amendment, and a written report in which they justify the amendment, which will have to be submitted to the shareholders which are taking part in the Shareholders’ Meeting to deliberate on that amendment.

Furthermore, pursuant to article 287 of the Spanish Corporations Act, the announcement calling the General Shareholders Meeting will have to clearly state the questions which might have to be amended, and note that all the shareholders are entitled to analyse the full text of the proposed amendment and the report on such an amendment at the registered offices, and also to request that such documents be delivered to them or sent free of charge.

According to article 291 of the Spanish Corporations Act, when new obligations are established for shareholders due to amendment of the Bylaws, the resolution will have to be passed with the approval of the affected shareholders. Furthermore, if the amendment directly or indirectly affects a type of shares, or part of them, then the provisions of article 293 of that Act will be applicable.

The procedure for voting on proposed resolutions by the Shareholders’ Meeting is also regulated in Article 197 bis of the Spanish Corporations Act, in the internal regulations of Telefónica (in particular, in Article 23 of the Regulations of the General Shareholders Meeting). This Article states that, when amendments are made to the Bylaws, each article or group of articles which are materially different will be voted for separately.

B.4.	Indicate the attendance figures for the General Shareholders’ Meetings held during the year.

	Attendance data
Date of general meeting			% remote voting
	% attending in person	% by proxy	Electronic means	Other	Total
2014/05/30	5.66%	48.65%	0.01%	0.48%	54.80%
2015/06/12	11.55%	46.36%	0.01%	0.48%	58.40%

B.5.	Indicate whether the Bylaws impose any minimum requirement on the number of shares required to attend the General Shareholders Meetings.

Yes

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Number of shares required to attend the General Shareholders Meetings
300

B.6.	Section eliminated.

B.7.	Indicate the address and mode of accessing corporate governance content on your company’s website as well as other information on General Meetings which must be made available to shareholders on the website.

Telefónica complies with applicable legislation and best practices in terms of the content of its website concerning Corporate Governance. In this respect, it fulfils both the technical requirements for access and for content for the Company website, including information on General Shareholders Meetings, through direct access from the homepage of Telefónica, S.A. (www.telefonica.com) in the section “Shareholders and Investors” (www.telefonica.com/accionistaseinversores), which includes not only all of the information that is legally required, but also information that the Company considers to be of interest.

All the available information included on the Company website, except for certain specific documents, is available in two languages: Spanish and English.

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C.	Company management structure

C.1.	Board of Directors

C.1.1	List the maximum and minimum number of directors included in the Bylaws.

Maximum number of directors	20
Minimum number of directors	5

C.1.2.	Complete the following table with board members’ details.

Name or corporate name of director	Representative	Type of director	Position on the board	Date of first appointment	Date of last appointment	Election procedure
Mr. César Alierta Izuel	—	Executive	Chairman	1997/01/29	2012/05/14	Resolution of General Shareholders’ Meeting
Mr. Julio Linares López	—	Other external directors	Vice Chairman	2005/12/21	2011/05/18	Resolution of General Shareholders Meeting
Mr. José María Abril Pérez	—	Proprietary	Vice Chairman	2007/07/25	2013/05/31	Resolution of General Shareholders Meeting
Mr. Isidro Fainé Casas	—	Proprietary	Vice Chairman	1994/01/26	2011/05/18	Resolution of General Shareholders’ Meeting
Mr. José María Álvarez-Pallete López	—	Executive	Chief Operating Officer	2006/07/26	2012/05/14	Resolution of General Shareholders’ Meeting
Mr. Peter Erskine	—	Independent	Director	2006/01/25	2011/05/18	Resolution of General Shareholders’ Meeting
Ms. Eva Castillo Sanz		Other external directors	Director	2008/01/23	2013/05/31	Resolution of General Shareholders Meeting
Mr. Luiz Fernando Furlán	—	Independent	Director	2008/01/23	2013/05/31	Resolution of General Shareholders Meeting
Mr. Wang Xiaochu	—	Proprietary	Director	2015/09/30	2015/09/30	Co-option
Mr. José Fernando de Almansa Moreno-Barreda	—	Other external directors	Director	2003/02/26	2013/05/31	Resolution of General Shareholders’ Meeting
Mr. Gonzalo Hinojosa Fernández de Angulo	—	Independent	Director	2002/04/12	2012/05/14	Resolution of General Shareholders’ Meeting
Mr. Carlos Colomer Casellas	—	Independent	Director	2001/03/28	2011/05/18	Resolution of General Shareholders’ Meeting
Mr. Antonio Massanell Lavilla	—	Proprietary	Director	1995/04/21	2011/05/18	Resolution of General Shareholders’ Meeting
Mr. Pablo Isla Álvarez de Tejera	—	Independent	Director	2002/04/12	2012/05/14	Resolution of General Shareholders Meeting
Mr. Ignacio Moreno Martínez	—	Proprietary	Director	2011/12/14	2012/05/14	Resolution of General Shareholders Meeting
Mr. Santiago Fernández Valbuena	—	Executive	Director	2012/09/17	2013/05/31	Resolution of General Shareholders Meeting
Mr. Alfonso Ferrari Herrero	—	Independent	Director	2001/03/28	2011/05/18	Resolution of General Shareholders Meeting
Mr. Francisco Javier de Paz Mancho	—	Independent	Director	2007/12/19	2013/05/31	Resolution of General Shareholders’ Meeting

Total number of directors
18

Indicate any board members who left during this period.

Name or corporate name of director	Type of directorship at time of leaving	Leaving date
Mr. Chang Xiaobing	Proprietary	2015/08/24

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C.1.3	Complete the following tables on board members and their respective categories:

EXECUTIVE DIRECTORS

Name or corporate name of director	Post held in the company
Mr. César Alierta Izuel	Executive Chairman
Mr. José María Álvarez-Pallete López	Chief Operating Officer (C.O.O.)
Mr. Santiago Fernández Valbuena	General Manager

Total number of executive directors	3
% of the board	16.67%

EXTERNAL PROPRIETARY DIRECTORS

Name or corporate name of director	Name or corporate name of significant shareholder represented or proposing appointment
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Ignacio Moreno Martínez	Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Isidro Fainé Casas	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”
Mr. Antonio Massanell Lavilla	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”
Mr. Wang Xiaochu	China Unicom (Hong Kong) Limited

Total number of proprietary directors	5
% of the board	27.78%

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INDEPENDENT EXTERNAL DIRECTORS

Name or corporate name of director	Profile
Mr. Alfonso Ferrari Herrero	Industrial Engineer. Formerly Executive Chairman of Beta Capital, S.A. and senior manager at Banco Urquijo.
Mr. Francisco Javier de Paz Mancho	Graduate in Information and Advertising. Law Studies. IESE Business Management Program. Formerly Chairman of the State-owned company MERCASA.
Mr. Gonzalo Hinojosa Fernández de Angulo	Industrial Engineer. Formerly Chairman and CEO of Cortefiel Group.
Mr. Carlos Colomer Casellas	Graduate in Economics. Was Chairman of the Colomer Group until 2013
Mr. Pablo Isla Álvarez de Tejera	Law Graduate. Member of the Body of State Lawyers (on sabbatical). Chairman and CEO of Inditex, S.A.
Mr. Peter Erskine	Psychology Graduate. Was General manager of Telefónica Europe until 2007. Was Chairman of Ladbrokes, Plc until December 2015.
Mr. Luiz Fernando Furlán	Degrees in chemical engineering and business administration, specialising in financial administration. From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil.

Total number of independent directors	7

% of the board	38.89%

List any independent directors who receive from the company or group any amount or payment other than standard director remuneration or who maintain or have maintained during the period in question a business relationship with the company or any group company, either in their own name or as a significant shareholder, director or senior manager of an entity which maintains or has maintained the said relationship.

Yes

If applicable, include a statement from the board detailing the reasons why the said director may carry on their duties as an independent director.

Name or corporate name of director	Description of the relationship	Reasons
Mr. Carlos Colomer Casellas	Mr. Carlos Colomer Casellas is an independent Director of Abertis Infraestructuras, S.A., the parent company of Grupo Abertis, which has engaged in certain operations with the Telefónica Group (sale and leasing of mobile telephony towers) described in further depth in section H “Other Information of Interest” (Note 18 of section D. 5)	In the opinion of the Board of Directors of Telefónica, S.A., the operations referred to above are not likely to compromise the independence of Mr. Colomer Casellas in any way, bearing in mind: (i) the nature of the transactions, which, because of their purpose and special characteristics, are unlikely to exert any influence by one party upon another, (ii) their amount, which is not significant, both from the standpoint of Telefónica and Abertis, and (iii) the fact that Mr. Colomer Casellas is an Independent Director in Abertis Infraestructuras, S.A.

OTHER EXTERNAL DIRECTORS

Identify the other external directors and list the reasons why these cannot be considered proprietary or independent directors and detail their relationships with the company, its executives or shareholders.

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Name or corporate name of director	Reasons	Company, executive or shareholder with whom the relationship is maintained
Mr. Julio Linares López	On September 17, 2012, Mr. Julio Linares López resigned from his post as COO of Telefónica, S.A. and his managerial post in the Telefónica Group and therefore went from being an Executive Director to being classified in the “Other External Directors” category.	Telefónica, S.A.
Ms. Eva Castillo Sanz	On February 26, 2014, Ms. Eva Castillo Sanz resigned as Chairwoman of Telefónica Europa, and was therefore included in the “Other external Directors” category.	Telefónica, S.A.
Mr. José Fernando de Almansa Moreno-Barreda	On March 25, 2015, the Board of Directors of Telefónica, S.A., having considered an analysis performed by the Nominating, Compensation and Corporate Governance Committee, resolved that the category of the Director M. José Fernando de Almansa Moreno-Barreda, be modified from Independent to “Other External Directors”, since he had been appointed as a Director of Telefónica, S.A. more than 12 years ago.	Telefónica, S.A.
Total number of other external directors		3
% of the board		16.67%

List any changes in the category of each director which have occurred during the year.

Name or corporate name of director	Date of change	Former category	Current category
Mr. José Fernando de Almansa Moreno-Barreda	2015/03/25	Independent	Other External

C.1.4	Complete the following table on the number of female directors over the past four years and their category.

	Number of female directors				% of total directors of each type
	Year 2015	Year 2014	Year 2013	Year 2012	Year 2015	Year 2014	Year 2013	Year 2012
Executive	0	0	1	1	0.00%	0.00%	25.00%	25.00%
Proprietary	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Independent	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Other External	1	1	0	0	33.33%	50.00%	0.00%	0.00%
Total:	1	1	1	1	5.56%	5.56%	5.56%	5.56%

C.1.5	Explain the measures, if applicable, which have been adopted to ensure that there is a sufficient number of female directors on the board to guarantee an even balance between men and women.

Explanation of measures

The search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on

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January 23, 2008, the Board of Directors unanimously agreed to co-opt, at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. Eva Castillo Sanz as an Independent Director of Telefónica. This appointment was ratified by the Ordinary General Shareholders Meeting of Telefónica held on April 22, 2008, and she was re-elected to serve in this position by the Ordinary General Shareholders’ Meeting on May 31, 2013.

Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a recommendation from the Nominating, Compensation and Corporate Governance Committee, to appoint Ms. María Luz Medrano Aranguren as the Deputy Secretary General and Secretary to the Board of Directors of Telefónica.

Article 10.3. of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognised calibre, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as Independent Directors.

Article 10.4 of the Regulations of the Board of Directors also provides that the Board will have to ensure that Board members are selected using procedures that guarantee gender equality and diversity of knowledge and experience, that prevent any underlying bias which could cause any kind of discrimination, and, in particular, that the procedures should favour the selection of female directors.

In its meeting on November, 2015, the Board of Directors approved a Female Director Selection Policy which is aimed at ensuring that appointment or re-election proposals meet the Board’s requirements as set out in a preliminary analysis, encouraging gender equality and diversity of knowledge and experience, without any underlying bias would could cause any kind of discrimination. This Director Selection Policy is available on the Company’s corporate website.

In accordance with the aforesaid Policy, candidates to be Telefónica Directors will be selected using the following principles:

1.- The Company will ensure that the Board of Directors has a balanced structure, with an ample majority of non-executive Directors and an adequate proportion between Proprietary and Independent Directors.

2.- The Board of Directors will ensure that Board members are selected using procedures that favour gender equality and diversity of knowledge and experience, and which prevent any underlying bias which could cause any kind of discrimination. It will also ensure that candidates put forward to be non-executive Directors have enough time available to be able to adequately perform their duties.

3.- A preliminary analysis of the Company’s and of the Group’s requirements will be used in the process of selecting candidates to be Directors. This analysis will be made by the Company’s Board of Directors, which will be advised and which will receive a mandatory preliminary report by the Nominating, Compensation and Corporate Governance Committee.

4.- This report by the Nominating, Compensation and Corporate Governance Committee will be published when calling the General Shareholders Meeting at which each Director will be submitted for confirmation, appointment or re-election.

5.- Every year, the Nominating, Compensation and Corporate Governance Committee will check that the Director Selection Policy is complied with, and will report with such information in the Annual Corporate Governance Report.

As far as candidates put forward as Directors are concerned, the Director Selection Policy establishes that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, in fulfilling their respective duties, that all persons proposed for appointment as Directors should be persons of acknowledged solvency, competence and experience who are willing to devote the time and effort necessary to the discharge of their functions, with particular attention paid to the selection of independent Directors.

Candidates put forward as Directors will be persons with a high level of reputation, solvency, experience and training, particularly in the field of telecommunications, economics-finance, accounting, auditing, risk

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management, and/or business administration, who are able to lead teams consisting of people from different fields of activity, and with extensive experience in major corporations.

Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognised calibre, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the Board, so there is no implicit bias capable of impeding the selection of women directors, if, within the potential candidates, there are women candidates who meet the professional profile sought at each moment.

C.1.6	Explain the measures taken, if applicable, by the Nominating Committee to ensure that the selection processes are not subject to implicit bias that would make it difficult to select female directors, and whether the company makes a conscious effort to search for female candidates who have the required profile.

Explanation of measures

In accordance with Article 10.3 of the Board Regulations, the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized calibre, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as Independent Directors.

The Nominating, Compensation and Corporate Governance Committee analysed and returned a positive opinion of the Director Selection Policy of Telefónica, S.A. approved by the Board of Directors of the company in its meeting held on November 25, 2015.

Furthermore, subject to Article 10.4 of the Regulations of the Board of Directors, the results of the preliminary analysis of the needs of the Board of Directors will be set out in the report of the Nominating, Compensation and Corporate Governance Committee, which will be published on calling the General Shareholders Meeting at which each Director will be submitted for ratification, appointment or re-election.

When, despite the measures taken, there are few or no female directors, explain the reasons.

Explanation of the reasons.

All the measures and processes agreed and adopted by the Board of Directors and the Nominating, Compensation and Corporate Governance Committee to ensure the number of female directors on the Board guarantee an even balance and to ensure that the selection processes are not subject to implicit bias that would make it difficult to select female directors have been implemented and initiated by the Company. In 2015, the only change in the composition of the Board of Directors was the appointment of Mr. Wang Xiaochu, as indicated in section C.1.9. of this Report.

C.1.6.bis	Explain the conclusions of the Nominating Committee regarding verification of compliance with Director selection policy. And, in particular, how this policy is being used towards the target that at least 30% of the total members of the Board of Directors should be female directors by 2020.

Explanation of conclusions

Since 25 November 2015, Telefónica S.A. has used a specific and verifiable Female Director Selection Policy, approved by the Board of Directors, which is aimed at ensuring that Director appointment or re-election proposals meet the Board’s requirements as set out in a preliminary analysis, encouraging gender equality and diversity of knowledge and experience.

This policy is public and can be consulted at the corporate website (www.telefonica.com).

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Since the policy was approved and until December 31, 2015, the date of reference of this report, no vacancy has arisen in the Board of Directors, and hence from the standpoint of Director selection, the policy has not been put into practice.

Notwithstanding the above, the criteria set out in the aforementioned Director Selection Policy, which were already included, in general, in the Regulation of the Board of Directors, were taken into account in the appointment by co-option of the Director Mr. Wang Xiaochu. Mr. Xiaochu’s appointment received a favourable report from the Nominating, Compensation and Corporate Governance Committee.

Notwithstanding the foregoing, with regard to the promotion of Female Directors’ presence in the Board of Directors, it is important to note that the policy expressly states that it is mandatory for Director selection procedures to encourage gender diversity, and forbids any type of underlying bias which might cause any form of discrimination.

C.1.7	Explain how shareholders with significant holdings are represented on the board.

As stated in section C.1.3 of this Annual Corporate Governance Report, at December 31, 2015, the group of external Directors of Telefónica, S.A. was composed of 15 members (out of a total of 18 Members), of whom five are proprietary Directors, seven are independent and three fall under the “Other external Directors” category.

Of the five proprietary directors, two act in representation of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, ”la Caixa”, which holds 5.01 % of the capital stock of Telefónica, S.A., and two act in representation of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), which holds 6.07% of the capital; and one in representation of China Unicom (Hong Kong) Limited (China Unicom), which owns 1.29% of the capital stock. The percentages mentioned above refer to December 31, 2015.

C.1.8	Explain, when applicable, the reasons why proprietary directors have been appointed upon the request of shareholders who hold less than 3% of the share capital:

Name or corporate name of shareholder	Reasons
China Unicom (Hong Kong) Limited

As explained in Section H “Other information of interest”, Note 5 to Section A.6 of this report, on January 23, 2011, expanding on their existing strategic alliance, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica also agreed to propose the appointment of a board member nominated by China Unicom in the next General Shareholders Meeting, in accordance with prevailing legislation and the Company’s Bylaws.

On 18 May 2011, the General Shareholders’ Meeting approved the appointment of Mr. Chang Xiaobing as Company Director, acting on the proposal made by China Unicom, for the purpose of executing the addendum to the Strategic Partnership Agreement agreed in January 2011. On 30 September, the Board of Directors approved by co-option to appoint Mr. Wang Xiaochu, as a new member of the Board of Directors, as a proprietary Director, to replace Mr. Chang Xiaobing, who decided to step down from his position as Director of Telefónica, S.A., after ceasing in his duties as Chairman and CEO of China Unicom (Hong Kong) Limited, and once Mr. Wang Xiaochu had been appointed to those positions.

This commitment to China Unicom is a consequence of the Strategic Partnership, which is intended to strengthen Telefónica’s position in the global communications market.

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Provide details of any rejections of formal requests for board representation from shareholders whose equity interest is equal to or greater than that of other shareholders who have successfully requested the appointment of proprietary directors. If so, explain why these requests have not been entertained.

No

C.1.9	Indicate whether any director has resigned from office before their term of office has expired, whether that Director has given the board his/her reasons and through which channel. If made in writing to the whole board, list below the reasons given by that director.

Yes

Name of director	Reasons for resignation
Mr. Chang Xiaobing	In a statement dated August 31, 2015, Mr. Chang Xiaobing stated that he was stepping down from his duties as Director of Telefónica, S.A. effectively from August 24, 2015. Mr. Xiaobing resigned as a member of the Board of Directors due to the change in the organisational structure which took place in Grupo China Unicom, with Mr. Chang Xiaobing’s ensuing resignation from the positions of Chairman and CEO of China Unicom (Hong Kong) Limited, and the appointment of Mr. Wang Xiaochu to fill his place.

C.1.10	Indicate what powers, if any, have been delegated to the Chief Operating Officer:

Name or corporate name of director	Brief description
Mr. César Alierta Izuel – Executive Chairman (Chief Executive Officer)	The Chairman of the Company, as the Executive Chairman, has been expressly delegated all the powers of the Board of Directors, except those that cannot be delegated by Law, by the Corporate Bylaws, or by the Regulations of the Board of Directors which establishes, in Article 5.4, the powers that the Board of Directors reserves itself, and may not delegate.

Mr. José María Álvarez-Pallete López – Chief Operating Officer	The Chief Operating Officer (COO) has been delegated those powers of the Board of Directors related to the management of the business and the performance of the highest executive functions over all the Company’s business areas, except those which cannot be delegated by Law, under the Corporate Bylaws or according to the Regulations of the Board of Directors.

C.1.11.	List the directors, if any, who hold office as directors or executives in other companies belonging to the listed company’s group.

Name or corporate name of director	Corporate name of the group company	Position	Doers he or she have executive functions?
Mr. Alfonso Ferrari Herrero	Telefónica del Perú, S.A.A.	Director	No
	Telefónica Chile, S.A.	Acting Director	No
	Telefónica de Argentina, S.A.	Director	No
	Telefónica Brasil, S.A.	Director	No
Mr. Francisco Javier de Paz Mancho	Telefónica Gestión de Servicios Compartidos, S.A.	Chairman	No

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Mr. Gonzalo Hinojosa Fernández de Angulo	Telefónica del Perú, S.A.A.	Director	No
Mr. José Fernando de Almansa Moreno-Barreda	Telefónica Brasil, S.A.	Director	No
	Telefónica Móviles México, S.A. de C.V.	Director	No
Mr. Luiz Fernando Furlán	Telefónica Brasil, S.A.	Director	No
Ms. Eva Castillo Sanz	Telefónica Deutschland Holding, A.G.	Chairman of Supervisory Board	No
Mr. Santiago Fernández Valbuena	Colombia Telecomunicaciones, S.A. E.S.P.	Director	No
	Telefónica América, S.A.	Chairman	No
	Telefónica Brasil, S.A.	Vice Chairman	No
	Telefónica Capital, S.A.	Sole Director	No
	Telefónica Internacional, S.A.U.	Chairman
	Telefónica Móviles México, S.A. de C.V.	Vice Chairman	No
	SP Telecomunicaçoes Ltda.	Chairman	No
	Telefónica Chile, S.A.	Acting Director	No

C.1.12	List any company board members who sit on the boards of directors of other non-group companies that are listed on official securities markets in Spain, insofar as these have been disclosed to the company:

Name or corporate name of director	Name of listed company	Position
Mr. César Alierta Izuel	China Unicom (Hong Kong) Limited	Director
	International Consolidated Airlines Group, S.A. (“IAG”)	Director
Mr. Isidro Fainé Casas	Banco Portugués de Investimento, S.A. (BPI)	Director
	The Bank of East Asia	Director
	Gas Natural SDG, S.A.	Director
	Repsol, S.A.	First Vice Chairman
	Caixabank, S.A.	Chairman
	Suez Environnement Company	Director
Mr. Carlos Colomer Casellas	Abertis Infraestructuras, S.A.	Director
	Inversiones Mobiliarias Urquiola, S.A. SICAV	Chairman
	Ahorro Bursatil, S.A. SICAV	Chairman
Ms. Eva Castillo Sanz	Bankia, S.A.	Director
Mr. Pablo Isla Alvarez de Tejera	Inditex, S.A.	Chairman-CEO
Mr. Luiz Fernando Furlán	Brasil Foods, S.A. (BRF)	Director
	AGCO Corporation	Director
Mr. Ignacio Moreno Martínez	Secuoya, Grupo de Comunicación, S.A.	Director
Mr. Santiago Fernández Valbuena	Ferrovial, S.A.	Director
Mr. Antonio Massanell Lavilla	Caixabank, S.A.	Vice Chairman
	Erste Group Banck	Director
Mr. Wang Xiaochu	China United Network Communications Limited	Chairman
	China Unicom (Hong Kong) Limited	Chairman and CEO
Mr. José Fernando de Almansa Moreno-Barreda	Laboratorios Farmacéuticos Rovi, S.A.	Director

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C.1.13	Indicate and, where appropriate, explain whether the Board Regulations establish rules about the maximum number of company boards on which its directors may sit.

Yes

Explanation of rules

As set forth in Article 28.2 of the Regulations of the Board of Directors, the Directors will devote the time and efforts required to perform their duties and, to such end, shall report to the Nominating, Compensation and Corporate Governance Committee on their other professional obligations if they might interfere with the performance of their duties as Directors.

In this regard, persons who belong to over five Board of Directors of other corporations other than Telefónica, S.A. and its Group companies cannot be appointed as Directors.

For these purposes, a) all the Boards of companies which form part of the same Group will be counted as a single Board; and b) Boards of asset-holding companies or companies which are vehicles or complements for the Director’s own professional activity, of his/her spouse or person with an analogous affective relationship, or his/her closest relatives, will not be counted.

On an exceptional basis, for justified reasons, the Board will be able to exempt the Director from this prohibition.

C.1.14	Section eliminated.

C.1.15	List the total remuneration paid to the Board of Directors in the year.

Board remuneration (thousands of euros)	23,611
Amount of total remuneration by current directors in accumulated pension rights (thousands of euros)	1,435

Amount of total remuneration by former directors in accumulated pension rights (thousands of euros)	269

C.1.16.	List any members of senior management who are not executive directors and indicate total remuneration paid to them during the year:

Name or corporate name	Position(s)
Mr. Ignacio Cuesta Martín-Gil	Director, Internal Audit
Mr. Ramiro Sánchez de Lerín García-Ovies	General Secretary and of the Board of Directors
Ángel Vilá Boix	General Manager of Strategy and Finance
Mr. Guillermo Ansaldo Lutz	General Manager of Global Resources
Mr. Eduardo Navarro de Carvalho	Chief Commercial Digital Officer (CCDO)

Total remuneration received by senior management (in thousands of euros)	9,345

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C.1.17	List, if applicable, the identity of those directors who are likewise members of the boards of directors of companies that own significant holdings and/or group companies.

Name or corporate name of director	Name or corporate name of significant shareholder	Position
Mr. Isidro Fainé Casas	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Chairman of Criteria Caixa, S.A.U.
Chairman of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”
Chairman of Caixabank, S.A.
Vice-Chairman of Caixabank, S.A.
Non-Executive Chairman of Cecabank, S.A.
Member of Supervisory Board of Erste Group Bank
Mr. Antonio Massanell Lavilla	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Director of Sociedad de Gestión de Activos procedentes de la Restructuración Bancaria (SAREB)
Director of Mediterranea Beach & Golf Community, S.A.
Mr. José Fernando de Almansa Moreno-Barreda	Banco Bilbao Vizcaya Argentaria, S.A.	Acting Director of Grupo Financiero BBVA Bancomer, S.A. de C.V.
Acting Director of BBVA Bancomer, S.A.

List, if appropriate, any relevant relationships, other than those included under the previous heading, that link members of the Board of Directors with significant shareholders and/or their group companies.

Name or company name of director with relationship	Name or company name of significant shareholder with relationship	Description of relationship
Mr. César Alierta Izuel	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Patron of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Early retirement. Formerly General manager of Wholesale and Investment Banking
Mr. Ignacio Moreno Martínez	Banco Bilbao Vizcaya Argentaria, S.A.	Formerly General Manager of Chairman’s Office

C.1.18	Indicate whether any changes have been made to the board regulations during the year.

Yes

Outline of changes

See heading H “Other information of interest”, Note 11 to Section C.1.18

C.1.19.	Indicate the procedures for appointing, re-electing, appraising and removing directors. List the competent bodies and the processes and criteria to be followed for each procedure.

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See heading H “Other information of interest”, Note 12 to Section C.1.19

C.1.20	Explain, if applicable, to what extent this annual evaluation of the Board has prompted significant changes in its internal organization and the procedures applicable to its activities:

Outline of changes

In a meeting on February 18, 2015 the Nominating, Compensation and Corporate Governance Committee revised and analysed the results of the Directors of Telefónica, S.A.’s evaluation in 2014 of the Board of Directors and its Committees and of the Company’s General Meeting, concluding that, on the whole, they were highly satisfied with the organisation and activities of these governing bodies.

Furthermore, and as a result of this Evaluation, certain improvement points were identified. In view of this and after an exhaustive examination and analysis of the results obtained, the Board followed the Nominating, Compensation and Corporate Governance Committee’s proposal and approved the suggested improvements described hereon in order to optimize the operation of the Company’s governing bodies:

i)	Whenever possible, the documentation and the information about the matters to be addressed in the meetings of the Board of Directors should be submitted further in advance.

ii)	To continue mediating all the possible channels in order to ensure that the General Shareholders Meeting is conducted in the best possible way.

iii)	Identify and coordinate matters which have to be addressed by each one of the Board Committees, so as to prevent repetitions and overlaps.

C.1.20.	bis Describe the evaluation process and the evaluated areas performed by the Board of Directors, assisted, if applicable, by an external advisor, with regard to diversity in the Board’s composition and skills, in the functioning and composition of its Committees, the performance of the Chairman of the Board of Directors and the company CEO, and each Director’s performance and contribution.

Every year, all the Company Directors assess the working of the Board of Directors of Telefónica, S.A., that of the Board Committees, the Senior Management and of the General Shareholders Meeting.

Subsequently, the Nominating, Compensation and Corporate Governance Committee reviews and analyses the results of the Directors’ assessment, identifying any areas where there is room for improvement. Once it has scrutinised and analysed the results in depth, the Nominating, Compensation and Corporate Governance Committee makes a proposal to the Board of Directors to implement the suggestions and recommendations deemed pertinent.

In the Board of Directors meeting held on 16 December, all the Directors were handed a questionnaire in order to carry out the assessment for 2015.

The questionnaire includes a broad range of questions divided into the following five sections:

•	Composition (quantitative and qualitative), working and powers of the Board, expressly including adequate performance and the Directors’ contribution to the Board of Directors.

•	Composition and working of the Committees, expressly including the performance and contribution of the Chairpersons of the Board of Directors’ Committees.

•	Performance of Senior Management, expressly including the adequacy of the performance of the Executive Chairman and the Chief Operating Officer (C.O.O.).

•	Directors’ Rights and Duties.

•	General Shareholders Meeting.

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As referred to above, once the questionnaires - filled in with the Directors’ opinion and suggestions - were received, action plans regarding the areas where improvement was considered to be needed were set in motion.

The Board of Directors unanimously approved the proposed improvements made by the Nominating, Compensation and Corporate Governance, aimed at optimising the working of the Company’s Governance Bodies.

In accordance with the Director Selection Policy, every three years an external consultancy firm will assist the Board of Directors in performing the assessment. The independence of the consultancy firm will be verified by the Nominating, Compensation and Corporate Governance Committee.

C.1.20.ter	Details, if applicable, of the business relations which the consulting firm or any Group company has with the company or any company in its group.

—

C.1.21	Indicate the cases in which directors must resign.

In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalise such resignation in the following cases:

a)	When they cease to hold the executive positions to which their appointment as Directors is linked, or when the reasons for which they were appointed no longer exist.

b)	When they are affected by any of the cases of incompatibility or prohibition established by Law.

c)	When they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for having failed to fulfil any of their obligations as Directors.

d)	When their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardise its interests.

The conditions listed above under Recommendation C.1.19 “Removal” above must also be taken into consideration.

C.1.22	Section eliminated.

C.1.23.	Are qualified majorities, other than legal majorities, required for any type of decisions?

No

If applicable, describe the differences.

Description of differences

—

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C.1.24	Indicate whether there are any specific requirements, apart from those relating to the directors, to be appointed Chairman of the Board of Directors.

Yes

Description of requirements

In order for a Director to be appointed Chairman, said Director must have served on the Board for at least three years prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favourable vote of at least 85 percent of the members of the Board of Directors.

C.1.25.	Indicate whether the Chairman has the casting vote.

No

C.1.26.	Indicate whether the Bylaws or the regulations of the Board of Directors set any age limit for directors.

No

C.1.27.	Indicate whether the Bylaws or the regulations of the Board of Directors set a limited term of office for independent directors.

No

C.1.28	Indicate whether the Bylaws or board regulations stipulate specific rules on appointing a proxy to the board, the procedures thereof and, in particular, the maximum number of proxy appointments a director may hold. Also provide details if any restriction in the categories in which a proxy may be delegated has been established, beyond the restrictions imposed by applicable legislation. If so, give brief details.

In accordance with Article 19 of the Regulations of the Board of Directors, Directors must attend meetings of the Board in person, and when unable to do so in exceptional cases, they shall endeavour to ensure that the proxy they grant to another member of the Board includes, as far as is practicable, appropriate instructions. Non-executive Directors may only delegate their proxy in another non-executive Director. Such proxies may be granted by letter or any other means that, in the Chairman’s opinion, ensures the certainty and validity of the proxy granted.

Article 34.4 of the Bylaws also establishes that all Directors who are absent may grant a proxy in writing to another Director who is in attendance, with the right to speak and to vote, at the meeting or session to which the proxy refers. The Director granting the proxy shall endeavour, to the extent possible, to include voting instructions in the proxy document.

C.1.29	Indicate the number of Board meetings held during the year and how many times the board has met without the Chairman’s attendance. Attendance will also include proxies appointed with specific instructions.

Number of board meetings	15
Number of Board meetings held without the Chairman’s attendance	0

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If the Chairman is a non-executive Director, indicate the number of meetings held, without attendance or proxy of any executive Director and under the Chairmanship of the Lead Independent Director.

Number of meetings	0

Indicate the number of meetings of the various board committees held during the year.

Executive Commission	18
Audit and Control Committee	13
Nominating, Compensation and Corporate Governance Committee	11
Regulation Committee	4
Service Quality and Customer Service Committee	4
Institutional Affairs Committee	11
Strategy Committee	11
Innovation Committee	11

C.1.30	Indicate the number of board meetings held during the year with all members in attendance. Attendance will also include proxies appointed with specific instructions.

Directors’ attendance	14
% of attendances of the total votes cast during the year	99.63%

C.1.31	Indicate whether the consolidated and individual financial statements submitted for authorization by the board are certified previously.

No

Identify, where applicable, the person(s) who certified the company’s individual and consolidated financial statements prior to their authorisation for issue by the board.

C.1.32	Explain the mechanisms, if any, established by the Board of Directors to prevent the individual and consolidated financial statements it prepares from being submitted to the General Shareholders Meeting with a qualified Audit Report.

Through the Audit and Control Committee, the Board of Directors plays an essential role in supervising the preparation of the Company’s financial information, controlling and coordinating the various players that participate in this process.

To achieve this objective, the Audit and Control Committee’s work addresses the following basic issues:

•	Supervise internal audit and, in particular:

a)	Safeguard the independence and efficiency of the internal audit function;

b)	Propose the selection, appointment and removal of the person responsible for internal audit;

c)	Propose the budget for such service;

d)	Review the internal audit work plan and its annual activities report;

e)	Receive regular information on its activities; and

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f)	Verify that the senior executive officers take into account the conclusions and recommendations of its reports.

•	Oversee the process of preparing and presenting mandatory financial reporting and submitting recommendations of proposals to the administrative body aimed at safeguarding its integrity. With respect thereto, it shall be responsible for supervising the process of preparation and the completeness of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

•	Monitoring the effectiveness of the Company’s internal control, internal audit and risk management systems, including fiscal risks, and discuss with the auditors significant weaknesses in the internal control system detected during the audit, without compromising their independence at any time. For that purposes, if deemed necessary, it can submit recommendations or proposals to the Board of Directors and an appropriate monitoring period. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following:

•	The types of risk (operational, technological, financial, legal and reputational) facing the Company;

•	The risk level that the Company deems acceptable; the measures to mitigate the impact of the identified risks, should they materialise; and

•	The control and information systems to be used to control and manage these risks.

•	Establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardise the Auditor’s independence, and, when applicable, the authorisation of permitted services, according to current legislation, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as in-depth and individualised information regarding additional services of any kind provided as well as the fees received to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.

•	Issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion on whether the independence of the Auditor is compromised. This report will focus on the assessment of the provision of each and every one of the additional services referred to in the section above, considered individually and as a whole, other than legal audit and in relation to the regime of independence or laws regulating auditing activities.

•	Analyse and report on economic conditions, the accounting impact, and, if applicable, the proposed exchange ratio in structural and corporative modification transactions which the Company intends to perform, before being submitted to the Board of Directors.

•	Preliminary reporting to the Board of Directors regarding all matters set out in prevailing legislation and in the Bylaws, and, in particular, concerning:

1.	The financial information that the Company must periodically disclose;

2.	The creation or acquisition of shareholdings in special purpose entities or companies with registered addresses in countries or territories considered to be tax havens; and

3.	Related party transactions.

The Audit and Control Committee verifies both the periodical financial information and the Annual Financial Statements, ensuring that all financial information is drawn up according to the same professional principles

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and practices. To this effect, the Audit and Control Committee meets whenever appropriate, having held thirteen (13) meetings in the course of 2015.

Furthermore, the External Auditor participates regularly in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different aspects of the audit reports and other aspects of its work. Additionally and when requested by the Committee, other members of the Company’s management and its subsidiaries’ management have attended Committee meetings to explain specific matters that are directly within their scope of competence. In particular, managers from the financial department, as well as those in charge of internal audit, have attended these meetings. The members of the Committee have held separate meetings with each of these when it was deemed necessary to closely monitor the preparation of the Company’s financial information.

The above notwithstanding, Article 40 of the Regulations of the Board of Directors establishes that the Audit and Control Committee shall ensure that the Board of Directors prepares the final financial statements in a manner that will give no reason for the Auditor to issue a qualified or reserved opinion. However, whenever the Board considers that it should maintain its standards, the Chairman of the Audit and Control Committee shall publicly explain the contents and scope of the discrepancies.

C.1.33.	Is the Secretary of the Board also a Director?

No

If the Secretary is not a member of the Board, fill in the following table:

Name or corporate name of Secretary	Representative
Mr. Ramiro Sánchez de Lerín García-Ovies	—

C.1.34	Section eliminated.

C.1.35	Indicate, where applicable, the specific mechanisms implemented by the company to preserve the independence of the auditor, financial analysts, investment banks and rating agencies.

With regards to the independence of the External Auditor of the Company, Article 40 of the Regulations of the Board of Directors establishes that the Board shall, through the Audit and Control Committee, establish a stable and professional relationship with the Company’s Auditor, strictly respecting the independence thereof.

The Audit and Control Committee has a fundamental responsibility, as specified in Article 22 of the Regulations of the Board, to establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardise the Auditor’s independence, and, when applicable, the authorisation of permitted services, according to current legislation, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as in-depth and individualised information regarding additional services of any kind provided as well as the fees received to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.

The Committee must also issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion as to whether the independence of the Auditor is compromised. This report will focus on the assessment of the provision of each and every one of the additional services referred to in the section above, considered individually and as a whole, other than legal audit and in relation to the regime of independence or laws regulating auditing activities.

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Financial Statements

Article 22 of the Regulations of the Board of Directors stipulates that the Audit and Control Committee submits proposals for the selection, appointment, re-election and replacement of the external auditor to the Board of Directors, and that it shall be held responsible for the selection process in accordance with prevailing laws, and also the conditions for recruiting the external auditor, regularly gathering information about the audit plan and its execution from the auditor, as well as safeguarding its independence in exercising its functions.

Furthermore, the External Auditor has direct access to the Audit and Control Committee and participates regularly in its meetings, in the absence of the Company’s management team when this is deemed necessary. To this effect, and in keeping with US legislation on this matter, the External Auditor must inform the Audit and Control Committee at least once a year on the most significant generally accepted auditing policies and practices followed in the preparation of the Company’s financial and accounting information affecting key elements in the financial statements which may have been discussed with the management team, and of all relevant communications between the Auditor and the Company’s management team. As established in Article 40 of the Regulations of the Board of Directors, every year the Auditor will have a meeting with the Board of Directors in plenary session to inform it of the work conducted and about the pattern of the Company’s accounting and risks situation.

In accordance with internal company regulations and in line with the requirements imposed by US legislation, the engagement of any service from the Company’s External Auditors must always have the prior approval of the Audit and Control Committee. Moreover, the engagement of non-audit services must be done in strict compliance with the Auditing Act (Ley de Auditoría de Cuentas) and the Sarbanes-Oxley Act published in the United States and subsequent regulations. For this purpose, and prior to the engagement of the Auditors, the Audit and Control Committee studies the content of the work to be performed, evaluating any situations that may compromise the External Auditor’s independence, and specifically supervises the percentage the fees paid for such services represent in the total revenue of the auditing firm. In this respect, the Company reports the fees paid to the External Auditor, including those paid for non-audit services, in its Notes to the Financial Statements, in accordance with prevailing legislation.

C.1.36	Indicate whether the company has changed its external audit firm during the year. If so, identify the incoming audit firm and the outgoing auditor.

No

Explain any disagreements with the outgoing auditor and the reasons for the same.

No

C.1.37	Indicate whether the audit firm performs other non-audit work for the company and/or its group. If so, state the amount of fees received for such work and the percentage they represent of the fees billed to the company and/or its group:

No

C.1.38	Indicate whether the audit report on the previous year’s financial statements is qualified or includes reservations. Indicate the reasons given by the Chairman of the Audit Committee to explain the content and scope of those reservations or qualifications.

No

C.1.39	Indicate the number of consecutive years during which the current audit firm has been auditing the financial statements of the company and/or its group. Likewise, indicate how many years the current

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Financial Statements

firm has been auditing the accounts as a percentage of the total number of years over which the financial statements have been audited.

	Company	Group
Number of consecutive years	11	11

	Company	Group
Number of years audited by current audit firm/Number of years the company’s financial statements have been audited (%)	33.3	44.0

C.1.40.	Indicate and give details of any procedures through which directors may receive external advice.

Yes

Procedures

Article 27 of the Regulations of the Board of Directors stipulates that in order to receive assistance in the performance of their duties, the Directors or any of the Committees of the Board may request that legal, accounting, financial or other experts be retained at the Company’s expense. The engagement must necessarily be related to specific problems of a certain significance and complexity that arise in the performance of their duties.

The decision to retain such services must be communicated to the Chairman of the Board of Directors and shall be formalised through the Secretary to the Board, unless the Board of Directors does not consider such engagement to be necessary or appropriate.

C.1.41	Indicate whether there are procedures for directors to receive the information they need in sufficient time to prepare for meetings of the governing bodies.

Yes

Procedures

The Company, where possible, adopts the measures necessary to ensure that the Directors receive the necessary information, specially drawn up and geared to preparing the meetings of the Board and its Committees, sufficiently in advance. Under no circumstances shall such a requirement not be fulfilled, on the grounds of the importance or the confidential nature of the information, apart from in absolutely exceptional cases.

In this regard, at the beginning of each year the Board of Directors and its Committees set the calendar of ordinary meetings to be held during the year. The calendar may be amended by resolution of the Board itself, or by decision of the Chairman, in which case the Directors shall be made aware of the amendment as soon as practicable.

Also, at the beginning of the year the Board and its Committees shall prepare an Action Plan detailing the actions to be carried out and their timing for each year, as per their assigned powers and duties.

Likewise, all the meetings of the Board and the Board Committees have a pre-established agenda, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. The Agenda for each meeting will clearly state points on which the Board of Directors, or the Executive Committee, have to adopt a decision or resolution.

For the same purpose, the Directors are sent the documentation related to the agenda of the meetings sufficiently in advance. Such information is subsequently supplemented with the written documentation and presentations handed out to the Directors at the meeting. In accordance with Article 19 of the Regulations of the Board of Directors, the Chairman of the Board of Directors organises the debates, promoting and encouraging all Directors to play an active role in the deliberations, safeguarding their right to freely adopt

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their own position on all matters. Moreover, with the assistance of the Secretary, he shall ensure that the Directors are sent sufficient information to discuss the points set out in the agenda sufficiently in advance of the meeting. He also ensures that sufficient time is given over to discussing strategic matters, and shall encourage debate during meetings, safeguarding the Directors’ right to adopt their positions freely on all points discussed.

To provide all the information and clarifications necessary in relation to certain points deliberated, the Group’s senior executive officers attend nearly all the Board and Committee meetings to explain the matters within their powers.

Furthermore, and as a general rule, the Regulations of the Board of Directors expressly establish that Directors are granted the broadest powers to obtain information about all aspects of the Company, to examine its books, records, documents and other data regarding corporate transactions. Exercising of this right to receive information shall be channelled through the Chairman or Secretary to the Board of Directors, who shall respond to the requests made by the Directors, providing them with the requested information directly or offering them the proper contacts at the appropriate level of the organisation.

C.1.42	Indicate and, where appropriate, give details of whether the company has established rules obliging directors to inform the board of any circumstances that might harm the organization’s name or reputation, tendering their resignation as the case may be.

Yes

Details of rules

In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalise such resignation when their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardises its interests.

Likewise, Article 30.h) of the Regulations establishes that Directors must report to the Board any circumstances related to them that might damage the credit or reputation of the Company as soon as possible.

C.1.43	Indicate whether any member of the Board of Directors has notified the company that they have been indicted or tried for any of the offences stated in Article 213 of the Spanish Corporations Act:

No

Indicate whether the Board of Directors has examined this matter. If so, provide a justified explanation of the decision taken as to whether or not the director should continue to hold office or, if applicable, detail the actions taken or to be taken by the board.

C.1.44	List the significant agreements entered into by the company which come into force, are amended or terminate in the event of a change of control of the company due to a takeover bid, and their effects.

1. On April 29, 2013, Telefónica, S.A. and TLK Investment, CV (which belongs to Corporación Multi-Inversiones, or “CMI”, a Business Group domiciled in Guatemala) signed an agreement whereby Telefónica and CMI incorporated a joint business venture called Telefónica Centroamérica Inversiones, S.L.U. (“TCI”), in which Telefónica contributed its assets in Central America (except for its Costa Rica assets) and CMI made a monetary contribution of USD 500,000,000. As a result of these contributions, Telefónica owns a 60% interest in the share capital of TCI, while CMI’s stake is 40%. This arrangement was completed on August 2, 2013.

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Financial Statements

Telefónica and CMI also entered into a Shareholders’ Pact in TCI, which includes a change of control clause stipulating that if there was a change of control of CMI or Telefónica, the other party would be fully entitled to: (i) exercise the right to acquire (call option) the entire stake held in TCI by the shareholder over which control has changed at the date control changed; or (ii) exercise the right to sell (put option) the entire stake the former held in TCI to the latter. In both cases, the purchase price of the stake shall be TCI’s market value calculated by an independent expert.

For the purposes of the Shareholders’ Pact, a change of control shall be: (i) in the case of CMI, when the last natural person or corporate body controlling CMI ceases to do so; and (ii) for Telefónica, when a natural person or corporate body not controlling Telefónica assumes control. In both instances, “control” shall be as specified in the International Financial Reporting Standards (IFRS).

2. - On February 19, 2015, Telefónica, S.A., as the borrower, and a group of credit entities, as the lenders, where Citibank International Limited acted as the agent bank, signed a syndicated loan contract for a total of 2.5 billion euros. On the same date, Telefónica, S.A. signed an amendment of another syndicated loan of 3.0 billion euros, formalised on February 18, 2014 where The Royal Bank of Scotland, PLC was the agent bank.

On November 17, 2015, Telefónica, S.A. and a group of credit entities, in which Banco Bilbao Vizcaya Argentaria, S.A. was the agent bank, signed a syndicated loan contract for a total of 3.0 billion euros.

According to the terms and conditions of the three financing contracts, in the event of a change of control occurring in Telefónica, S.A., then, under certain circumstances, the lending entities may request the early cancellation of these financing contracts.

The financing contracts consider the usual criteria in these types of agreement to determine if there has effectively been a change of control, such as obtaining control of the majority of voting rights, on the appointment of most of the members of the administrative body, or of the Company’s financial and operational policies.

C.1.45	Identify, in aggregate form and provide detailed information on agreements between the company and its officers, executives and employees that provide indemnities for the event of resignation, unfair dismissal or termination as a result of a takeover bid or other

Number of beneficiaries	48
Type of beneficiary

Executive Directors, Senior Managers and other Employees
Description of the resolution

With regard to the termination of Executive Directors’ contracts, since 2006 the Company’s policy thereon has, in line with common market practices, included a clause giving them the right to receive compensation equivalent to two years’ remuneration based on the last fixed remuneration and the arithmetical mean of the sum of the last two annual variable payments received in the event that their employment relationship is ended for reasons attributable to the Company or is due to objective reasons such as a change of control in the Company. However, if the employment relationship is terminated for a breach attributable to the Executive Director or Executive, he/she will not be entitled to any compensation whatsoever.

The aforementioned compensation criteria are therefore included in contracts entered into since 2006.

In the case of pre-2006 contracts, the severance benefit to be received by an Executive Director according to their contract is not calculated as per these criteria, but rather is based on other circumstances of a personal or professional nature or on the time when the contract was signed. In these instances, the agreed economic compensation for the termination of the employment relationship, where applicable, consists of four years’

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of remuneration at the most based on length of service at the Company. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.

The Executive Director no longer has indemnity or a “golden parachute” clause.

In general, the contracts of members of Senior Management (excluding Executive Directors) include a clause giving them the right to receive the economic compensation indicated below in the event that their employment relationship is ended for reasons attributable to the Company or, in some instances, is due to objective reasons such as a change of control in the Company. However, if the employment relationship is terminated because of a breach attributable to the Executive, he/she will not be entitled to any compensation whatsoever. That notwithstanding, in certain cases the severance benefit to be received by the member of Senior Management according to their contract is not calculated as per these general criteria, but rather is based on other circumstances of a personal or professional nature or on the time when the contract was signed. The agreed economic compensation for the termination of the employment relationship, where applicable, consists of a maximum of three times annual remuneration plus another year based on length of service at the Company. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.

Meanwhile, contracts that tie employees to the Company under a common employment relationship do not include indemnity clauses for the termination of their employment. In these cases, the employee is entitled to any indemnity set forth in prevailing labour legislation. However, contracts of some company employees, depending on their level and seniority, as well as their personal or professional circumstances or when they signed their contracts, establish their right to receive compensation in the same cases as in the preceding paragraph, generally consisting of a year and a half of salary. The annual salary on which the indemnity is based is the last fixed salary and the average amount of the last two variable payments received by contract.

Indicate whether these agreements must be reported to and/or authorized by the governing bodies of the company or its group:

	Board of Directors	General Shareholders Meeting
Body authorizing clauses	Yes	No
Is the General Shareholders’ Meeting informed of such clauses?	Yes

C.2.	Board committees

C.2.1	Give details of all the Committees of the Board of Directors, their members and the proportion of executive, proprietary, independent and other external directors:

EXECUTIVE COMMISSION

Name	Position	Professional category
Mr. César Alierta Izuel	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. José María Abril Pérez	Vice Chairman	Proprietary
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José María Álvarez-Pallete López	Member	Executive

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Financial Statements

Mr. Peter Erskine	Member	Independent

% of executive directors	22.22%
% of proprietary directors	22.22%
% of independent directors	55.56%
% of Other External Directors	0.00%

Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.

The Board of Directors, always subject to the legal provisions in force, delegates all its powers to an Executive Commission, except those that cannot be delegated by Law, by the Corporate Bylaws, or by the Regulations of the Board of Directors.

The Executive Commission provides the Board of Directors with a greater efficiency and effectiveness in the execution of its tasks, since it meets more often.

Pursuant to the provisions of Article 38 of the Corporate Bylaws of Telefónica, S.A., Article 21 of the Regulations of the Board of Directors regulates the Executive Commission in the following terms:

a) Composition

The Executive Commission shall consist of the Chairman of the Board of Directors, once appointed as a member of the Executive Commission, and not less than three or more than ten Directors appointed by the Board of Directors.

The Board of Directors shall seek to have External Directors constitute a majority over the Executive Directors.

In all cases, the affirmative vote of at least two-thirds of the members of the Board of Directors shall be required in order for the appointment or re-appointment of the members of the Executive Commission to be valid.

b)	Operation

The Executive Commission shall meet whenever called by the Chairman, and shall normally meet every fifteen days.

The Chairman and Secretary to the Board of Directors shall act as the Chairman and Secretary to the Executive Commission. One or more Vice Chairmen and a Deputy Secretary may also be appointed.

A valid quorum of the Executive Commission shall exist with the presence, in person or by proxy, of more than one-half of its members.

Resolutions shall be adopted by a majority of the Directors attending the meeting (in person or by proxy), and in the case of a tie, the Chairman shall cast the deciding vote.

c)	Relationship with the Board of Directors.

The Executive Commission shall report to the Board in a timely manner on the matters dealt with and the decisions adopted at the meetings thereof, with a copy of the minutes of such meetings made available to the members of the Board (Article 21.C of the Regulations of the Board of Directors).

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Financial Statements

Most significant actions during the year.

During the 2015 year, the Executive Commission of the Board of Directors of Telefónica, S.A. has analysed, reviewed, deliberated upon and adopted resolutions on a range of matters concerning, inter alia:

•	The business activity performed by the Telefónica Group: i) products and services (e-cloud, Business Intelligence and Big Data, voice and data, video services, etc.), ii) business performance in the countries in which the Telefónica Group operates, and iii) operational trends.

•	Status of regulations in the telecommunications sector (such as regulatory amendments and spectrum auctions).

•	Corporate and financing transactions of the Telefónica Group.

Indicate whether the composition of the Executive Commission reflects the participation within the board of the different types of directors:

Yes

AUDIT AND CONTROL COMMITTEE

Name	Position	Professional category
Mr. Carlos Colomer Casellas	Chairman	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Ignacio Moreno Martínez	Member	Proprietary

% of proprietary directors	40.00%
% of independent directors	60.00%
% of Other External Directors	0.00%

Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.

See heading H “Other information of interest”, Note 15 to Section C.2.1.

Indicate the Director who sits on the Audit Committee who has been appointed, taking into account his/her knowledge and experience in accounting, auditing or in both, and state how many years the Chairman of this Committee has held this position.

Name or Director with experience
Mr. Antonio Massanell Lavilla

No. years Chairman has held this position
3

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Financial Statements

NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

Name	Position	Professional category
Mr. Alfonso Ferrari Herrero	Chairman	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent
Mr. Peter Erskine	Member	Independent

% of proprietary directors	0.00%
% of independent directors	100.00%
% of Other External Directors	0.00%

Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.

See heading H “Other information of interest”, Note 16 to Section C.2.1.

REGULATION COMMITTEE

Name	Position	Type
Mr. Gonzalo Hinojosa Fernández de Angulo	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. José Fernando de Almansa Moreno-Barreda	Member	Other External
Ms. Eva Castillo Sanz	Member	Other External
Mr. Ignacio Moreno Martínez	Member	Proprietary

% of proprietary directors	16.67%
% of independent directors	50.00%
% of Other External Directors	33.33%

Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.

Pursuant to the provisions of Article 24 of the Regulation of the Board of Directors of the Company, the Regulation Committee is regulated in the following terms:

a) Composition.

The Regulation Committee shall consist of such a number of members, all of them Directors, as the Board of Directors determines at any given time, who shall in no case be less than three and the majority of whom must be external Directors.

The Chairman of the Regulation Committee shall be appointed from among its members.

b) Duties.

Notwithstanding other duties entrusted to it by the Board of Directors, the Regulation Committee shall have at least the following functions:

1) To monitor on a permanent basis the principal regulatory matters and issues affecting the Telefónica Group at any time, through the study, review and discussion thereof.

Telefónica, S.A.    166

Financial Statements

2) To act as a communication and information channel for regulatory matters between the management team and the Board of Directors and, where appropriate, to advise the latter of those matters deemed important or significant to the Company or to any of the companies of its Group in respect of which it is necessary or appropriate to make a decision or adopt a particular strategy.

Most significant actions during the year.

The regulatory matters of most significance for the Telefónica Group were analysed and discussed by the Regulation Committee during its four meetings held in 2015, and were set out in the Regulatory Agenda - at global and European Union level, by regions (Europe and Latin America) and by countries. The most significant developments, as set out in the Regulatory Agenda, are updated in each meeting, and also in the specific documents or reports submitted to the Committee, when deemed advisable.

As with the other Board Committees, the relations between the Committee and the Board of Directors are based on a full transparency principle. In each one of the monthly meetings, and at the beginning of the Board of Directors, the Chairman of the Committee informs the Board of the most important matters addressed, and the activities and tasks performed by the Committee in question; it also provides the Board with the necessary documentation, so that it can take such actions into account when performing its duties.

SERVICE QUALITY AND CUSTOMER SERVICE COMMITTEE

Name	Position	Professional category
Mr. Antonio Massanell Lavilla	Chairman	Proprietary
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Ms. Eva Castillo Sanz	Member	Other External
Mr. Ignacio Moreno Martínez	Member	Proprietary
Mr. Francisco Javier de Paz Mancho	Member	Independent

% of proprietary directors	28.57%
% of independent directors	57.14%
% of other external directors	14.29%

Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.

Pursuant to the provisions of Article 25 of the Regulation of the Board of Directors of the Company, the Service Quality and Customer Service Committee is regulated in the following terms:

a) Composition.

The Service Quality and Customer Service Committee shall consist of such a number of members, all of them Directors, as the Board of Directors determines at any given time, who shall in no case be less than three and the majority of whom must be External Directors.

The Chairman of the Service Quality and Customer Service Committee shall be appointed from among its members.

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Financial Statements

b) Duties.

Without prejudice to any other duties that the Board of Directors may assign thereto, the Service Quality and Customer Service Committee shall have at least the following duties:

1) To periodically examine, review and monitor the quality indices of the principal services provided by the companies of the Telefónica Group.

2) To evaluate levels of customer service provided by the companies of the Group to their customers.

c) Most significant actions during the year.

In the four meetings held by the Quality Committee in 2015, it analysed the quality metrics of the main services provided by Telefónica Group companies, while the levels of commercial attention these companies provide to their customers was assessed.

As with the other Board Committees, the relations between the Committee and the Board of Directors are based on a full transparency principle. In each one of the monthly meetings, and at the beginning of the Boards of Directors, the chairman of the Committee informs the Board of the most important matters addressed, and the activities and task performed by the Committee in question, it also provides the Board with the necessary documentation, so that it can take such actions into account when performing its duties.

INSTITUTIONAL AFFAIRS COMMITTEE

Name	Position	Professional category
Mr. Julio Linares López	Chairman	Other External
Mr. José Fernando de Almansa Moreno-Barreda	Member	Other External
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Francisco Javier de Paz Mancho	Member	Independent

% of proprietary directors	16.67%
% of independent directors	50.00%
% of other external directors	33.33%

Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.

Subject to article 20.b) of the Board of Directors’ Regulation, the Board has created the Institutional Affairs Committee.

a) Composition.

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Institutional Affairs Committee shall be appointed from among its members.

b) Duties.

Without prejudice to any other duties that the Board of Directors may assign thereto, the Institutional Affairs Committee’s main duty shall be to examine and analyse matters and issues relating to the Telefónica Group’s institutional relations.

Most significant actions during the year.

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Financial Statements

The Institutional Affairs Committee held 11 meetings in the 2015 year, in which it performed continuous monitoring of, on the one hand, the Sponsorship and Patronage Policy, and the Sponsorships presented by the Institutional Relations and Sponsorships area of Telefónica, S.A., and, on the other hand, the Corporate Social Responsibility of the Telefónica Group and of the most significant issues in this field.

As with the other Board Committees, the relations between the Committee and the Board of Directors are based on a full transparency principle. In each one of the monthly meetings, and at the beginning of the Board of Directors, the Chairman of the Committee informs the Board of the most important matters addressed, and the activities and tasks performed by the Committee in question; it also provides the Board with the necessary documentation, so that it can take such actions into account when performing its duties.

STRATEGY COMMITTEE

Name	Position	Professional category
Mr. Peter Erskine	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José Fernando de Almansa Moreno-Barreda	Member	Other External
Ms. Eva Castillo Sanz	Member	Other External
Mr. Julio Linares López	Member	Other External

% proprietary directors	0.00%
% independent directors	50.00%
% of other external directors	50.00%

Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.

Subject to article 20.b) of the Board of Directors’ Regulation, the Board has created the Strategy Committee.

a) Composition.

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Strategy Committee shall be appointed from among its members.

b) Duties.

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Strategy Committee shall be to support the Board of Directors in analysing and monitoring the Telefónica Group’s global strategy policy.

Most significant actions during the year.

The Strategy Committee held 11 meetings in the 2015 year, in which it analysed a number of different issues, which mainly concerned the telecommunications sector, in keeping with the strategic policy of the Telefónica Group and its business, and questions relating to these matters.

As with the other Board Committees, the relations between the Committee and the Board of Directors are based on a full transparency principle. In each one of the monthly meetings, and at the beginning of the Board of Directors, the Chairman of the Committee informs the Board of the most important matters addressed, and the activities and tasks performed by the Committee in question; it also provides the Board with the necessary documentation, so that it can take such actions into account when performing its duties.

Telefónica, S.A.    169

Financial Statements

INNOVATION COMMITTEE

Name	Position	Professional category
Mr. Carlos Colomer Casellas	Chairman	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. José María Abril Pérez	Member	Proprietary
Mr. Peter Erskine	Member	Independent
Mr. Julio Linares López	Member	Other External

% proprietary directors	40.00%
% independent directors	40.00%
% of other external directors	20.00%

Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.

Subject to article 20.b) of the Board of Directors’ Regulation, the Board has created the Innovation Committee.

a) Composition.

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Innovation Committee shall be appointed from among its members.

b) Duties.

The Innovation Committee is primarily responsible for advising and assisting in all matters regarding innovation. Its main object is to perform an examination, analysis and periodic monitoring of the Company’s innovation projects, to provide guidance and to help ensure its implementation and development across the Group.

Most significant actions during the year.

In the 11 meetings held by the Innovation Committee in the 2015 year, it performed a regular monitoring of the Company’s innovation projects, providing guidance and offering its support to help ensure its implementation and development across the Group.

As with the other Board Committees, the relations between the Committee and the Board of Directors are based on a full transparency principle. In each one of the monthly meetings, and at the beginning of the Board of Directors, the Chairman of the Committee informs the Board of the most important matters addressed, and the activities and tasks performed by the Committee in question; it also provides the Board with the necessary documentation, so that it can take such actions into account when performing its duties.

Action Plan and Report

As for the Board itself, at the beginning of each year and in accordance with Article 20 b) 3. of the Regulations of the Board of Directors, all Committees shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

All Committees shall also draw up an internal Activities Report summarizing the main activities and actions taken during the previous year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

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Financial Statements

As per Article 20 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues addressed by the Committees.

C.2.2	Complete the following table on the number of female directors on the various board committees over the past four years:

	Number of female directors
	2015 Number %	2014 Number %	2013 Number %	2012 Number %
Executive Commission	0	0	0	0
Audit and Control Committee	0	0	0	0
Nominating, Compensation and Corporate Governance Committee	0	0	0	0
Regulation Committee	1 (16.67%)	1 (16.67%)	1 (14.29%)	1 (20.00%)
Service Quality and Customer Service Committee	1 (14.29%)	1 (14.29%)	1 (14.29%)	1 (16.67%)
Institutional Affairs Committee	0	0	0	0
Strategy Committee	1 (16.67%)	1 (16.67%)	1 (16.67%)	1 (20.00%)
Innovation Committee	0	0	0	0

C.2.3	Section eliminated.

C.2.4	Section eliminated.

C.2.5.	Indicate, as appropriate, whether there are any regulations governing the board committees. If so, indicate where they can be consulted, and whether any amendments have been made during the year. Also indicate whether an annual report on the activities of each committee has been prepared voluntarily.

The organization and operation of the Board of Directors Committees are governed by the Regulations of the Board of Directors. In particular, the Executive Commission is regulated in Article 38 of the Bylaws, the Audit and Control Committee in Article 39 of the Bylaws, and the Nominating, Compensation and Corporate Governance Committee in Article 40 of the said Bylaws: These documents are available for consultation on the Company’s website.

As mentioned in Section C.2.1 above, the Board Committees draw up an internal Activities Report summarising the main activities and actions taken during the year detailing the issues discussed at their meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

C.2.6	Section eliminated.

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Financial Statements

D.	Related-party and intragroup transactions

D.1.	Explain, if applicable, the procedures for approving related-party or intragroup transactions.

Procedure for reporting on approval of related-party transactions.

Article 5 of the Regulations of the Board of Directors includes a number of powers of the Board which cannot be delegated, including the following:

The approval, based on a favourable report by the Audit and Control Committee, of the transactions which the company carries out with directors, significant shareholders or representatives on the board, or related parties.

Also, as set forth in Article 30.f) of the Regulations of the Board of Directors, Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, on the recommendation of the Audit and Control Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors (present in person or by proxy).

Also, Article 38 of the Regulations of the Board of Directors specifically regulates transactions performed with significant shareholders, and establishes that the Board of Directors, based on a favourable report by the Audit and Control Committee, will approve the transactions which the Company or its Group perform with directors, individual or together with others, of a significant shareholding, including shareholders represented in the Board of Directors of the Company or other Group companies or with persons related to them, unless this power is attributable by law to the General Shareholders Meeting.

Directors affected or which represent or which are related to affected shareholders will have to refrain from taking part in the deliberation and voting on the resolution in question.

This approval does not include transactions which, according to prevailing laws, do not require such approval or exemption, i.e. according to Article 529 ter of the Spanish Corporations Act, the transactions which simultaneously fulfil the three following requirements:

1. they are performed by virtue of contracts whose conditions are standardised and are applied on an across-the-board basis to a large number of clients,

2. they are performed at prices or tariffs generally set by the person supplying the goods or services, and

3. their amount is not more than one per cent of the company’s annual revenues.

The transactions referred to above shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic public information of the Company upon the terms provided by law.

For the transaction to be approved, it will be necessary to ensure that the transaction does not compromise the capital, or, if applicable, that it is performed on an arm’s-length basis and that the process is transparent.

Only where there are imperative grounds of urgency, duly justified, decisions mentioned above could be adopted by delegated bodies or persons, and subsequently ratified by the Board of Directors (article 5.5 of the Regulations of the Board of Directors).

D.2.	List any relevant transactions, by virtue of their amount or importance, between the company or its group of companies and the company’s significant shareholders.

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Financial Statements

Name or corporate name of significant shareholder	Name or corporate name of the company or its group company	Nature of the relationship	Type of transaction	Amount (Thousands of euros)
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Interest paid	7,410
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Receipt of services	3,627
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Interest charged	1,017
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Others	18,498,985
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: loans	420,517
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Guarantees	67,959
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: other	54,013
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends and other distributed earnings	211,892
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Interest paid	17,060
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Operating lease contracts	648
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Receipt of services	946
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Purchase of goods (finished or in progress)	656
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Interest charged	14,084
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Management contracts	842
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Services rendered	34,692
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	5,752
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Others	1,513,978
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance arrangements: loans	113,868
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees	249,525
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Purchase options commitments	617
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Telefónica, S.A.	Contractual	Interest paid	604
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Telefónica, S.A.	Contractual	Receipt of services	3,375
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Telefónica, S.A.	Contractual	Interest charged	963
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Telefónica, S.A.	Contractual	Finance arrangements: loans	412,211
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Telefónica, S.A.	Contractual	Guarantees	8,243
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Telefónica, S.A.	Contractual	Finance arrangements: other	49,470
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Telefónica, S.A.	Contractual	Dividends and other distributed earnings	112,630
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Telefónica, S.A.	Contractual	Others	1,240,623
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Receipt of services	10,092
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Purchase of goods (finished or in progress)	53,449
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Services rendered	52,127
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	63,618
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Finance arrangements: loans	10,000
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Operating lease contracts	6,282
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Guarantees	30,341
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Purchase options commitments	79,063
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Other	168,000
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Operating lease contracts	25
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Interest paid	188
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Operating lease contracts	244
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Interest charged	5

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Financial Statements

D.3.	List any relevant transactions, by virtue of their amount or importance, between the company or its group of companies and the company’s managers or directors.

D.4.	List any relevant transactions undertaken by the company with other companies in its group that are not eliminated in the process of drawing up the consolidated financial statements and whose subject matter and terms set them apart from the company’s ordinary trading activities.

In any case, list any intragroup transactions carried out with entities in countries or territories considered to be tax havens.

D.5.	Indicate the amount from other related-party transactions.

38,174 thousands euros

D.6.	List the mechanisms established to detect, determine and resolve any possible conflicts of interest between the company and/or its group, and its directors, management or significant shareholders.

Company policy establishes the following principles governing possible conflicts of interest that may affect Directors, senior executives or significant shareholders:

•	With respect to Directors, Article 30 of the Regulations of the Board of Directors establishes that Directors shall inform the Board of Directors of any situation of direct or indirect conflict they may have with the interest of the company. In the event of conflict, the Director affected shall refrain from participating in the deliberation to which the conflict refers.

Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors shall refrain from participating in votes that affect matters in which they or persons related to them have a direct or indirect interest.

Likewise, the aforementioned Regulations establish that Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, on the recommendation of the Nominating, Compensation and Corporate Governance Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors (present in person or by proxy).

Directors must also report with respect to themselves as well as the persons related thereto (a) the direct or indirect interests held by them and (b) the offices held or duties performed at any company that is in a situation of actual competition with the Company.

For purposes of the provisions of this paragraph, the following shall not be deemed to be in a situation of actual competition with the Company, even if they have the same or a similar or complementary corporate purpose: (i) companies controlled thereby (within the meaning of Article 42 of the Commercial Code); and (ii) companies with which Telefónica, S.A. has established a strategic alliance. Likewise, for purposes of the provisions hereof, proprietary directors of competitor companies appointed at the request of the Company or in consideration of the Company’s interest in the capital thereof shall not be deemed to be in a situation of prohibition of competition.

Transactions arising from the duty of loyalty and its exemption regime shall also be subject to prevailing laws.

•

Also, Article 38 of the Regulations of the Board of Directors specifically regulates transactions performed with significant shareholders, and establishes that the Board of Directors, based on a favourable report by

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Financial Statements

the Audit and Control Committee, will approve the transactions which the Company or its Group perform with directors, individual or together with others, of a significant shareholding, including shareholders represented in the Board of Directors of the Company or other Group companies or with persons related to them, unless this power is attributable by law to the General Shareholders Meeting.

This approval does not include transactions which, according to prevailing laws, do not require such approval or exemption, i.e. according to Article 529 ter of the Spanish Corporations Act, the transactions which simultaneously fulfil the three following requirements:

1. they are performed by virtue of contracts whose conditions are standardised and are applied on an across-the-board basis to a large number of clients,

2. they are performed at prices or tariffs generally set by the person supplying the goods or services, and

3. their amount is not more than one per cent of the company’s annual revenues.

The transactions referred to above shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic public information of the Company upon the terms provided by law.

For the transaction to be approved, it will be necessary to ensure that the transaction does not compromise the capital, or, if applicable, that it is performed on an arm’s-length basis and that the process is transparent.

•	With respect to senior executives, the Internal Code of Conduct for Securities Markets Issues sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company’s management personnel within the concept of affected persons.

In accordance with the provisions of this Code, senior executives are obliged to: (a) act at all times with loyalty to the Telefónica Group and its shareholders, regardless of their own or other interests; (b) refrain from interfering in or influencing the making of decisions that may affect individuals or entities with whom there is a conflict; and (c) refrain from receiving information classified as confidential which may affect such conflict. Furthermore, these persons are obliged to inform the Company’s Regulatory Compliance function of all transactions that may potentially give rise to conflicts of interest.

D.7.	Is more than one group company listed in Spain?

No

Please specify the subsidiary companies listed in Spain:

Subsidiary companies listed

Indicate whether they have provided detailed disclosure on the type of activity they engage in, and any business dealings between them, as well as between the subsidiary and other group companies.

No

Define possible business relations between the parent company and the listed subsidiary, and between the latter and the other Group companies.

Indicate the mechanisms in place to resolve possible conflicts of interest between the listed subsidiary and other group companies.

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Mechanisms to resolve possible conflicts of interest

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E.	Risk control and management systems

E.1.	Describe the risk management system in place at the company, including with relation to taxes.

Telefónica continually monitors the most significant risks in the main companies comprising its Group. The Company therefore has a Corporate Risk Management Model based on the model established by the Treadway Commission’s Committee of Sponsoring Organizations (COSO), which allows to assess both the impact and the likelihood of occurrence of the various risks arising.

One of the features of this Model is a map prioritizing risks according to their importance, thereby facilitating their management and appropriate response to mitigate them. In accordance with this Model, and based on best practices and benchmarks in risk management, the following four risk categories have been identified:

i.	Business risk: Possible loss of value or earnings as a result of strategic uncertainty or uncertainty about competitors, changes in the business, competition and market scenario, or changes in the legal framework.

ii.	Operational risk: Possible loss of value or earnings as a result of events caused by inadequacies or failures in customer service, processes, human resources, business teams and IT systems, security, compliance with contracts, laws and regulations, or due to external factors.

iii.	Financial risk: Possible loss of value or earnings as a result of adverse movements in financial variables and the inability of the Company to meet its obligations or convert its assets into cash. Additionally the risks of a fiscal nature are included in this category.

iv.	Global risk: Possible loss of value or earnings as a result of events that affect in a transversal way the entire Telefónica Group in terms of its corporate reputation and responsibility, corporate public relations, marketing strategy, brand, sponsorship and innovation.

E.2.	Identify the bodies responsible for preparing and implementing the risk management system, including tax matters.

Telefónica, S.A.’s Board of Directors reserves the power to approve the general risk policy. The Audit and Control Committee analyzes and evaluates risks and then proposes to the Board of Directors the risk control and management policy to be adopted, identifying the categories of risks to which the Company is exposed, the level of acceptable risk, measures to mitigate the impacts of identified risks, control systems and the reporting to be used to control and manage said risks. The powers and duties of the Audit and Control Committee also include the supervision of the Company’s risk management system.

As stated by the Group’s Risk Management Policy, various local and corporate units are involved in the risk management process.

The entire organization is responsible for contributing to the identification and management of risks, following the procedures defined to implement and ensure the effectiveness of the Group’s risk management processes. In order to coordinate and report these activities, there is an internal Risk Management function, within the Internal Audit department, reporting functionally to the Audit and Control Committee.

E.3.	Indicate the main risks, including tax risks, which may prevent the company from achieving its targets.

Information regarding this point is contained in the Annex to this Report.

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E.4.	State whether the company has a risk tolerance level, including tax risk.

The Company has a level of risk tolerance or acceptable risk level established at a corporate level. This threshold represents the extent to which it is prepared to assume a certain level of risk, insofar as it may contribute to generating value and developing the business, achieving an appropriate balance between growth, performance and risk.

The range of risks to which the Company may be exposed described below is considered when evaluating risk:

i.	Generally, albeit mainly related to operational and business risks, tolerance thresholds are defined pursuant to the impact and probability of the risk. These thresholds are revised annually based on the performance of the main financials for both the Group as a whole and the business lines and main companies therein.

ii.	The tolerance level for financial risks (including fiscal risks) is set in terms of their economic impact.

iii.	A zero-tolerance level is established for global risks, principally those affecting corporate reputation and responsibility.

E.5.	Identify any risks, including fiscal risks, which have occurred during the year.

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognize impairment in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairments on certain of its investments, affecting its results of operations in the year in which they were experienced. For example, with respect to the investment in Telco, S.p.A. (Telco), value adjustments were made in 2014 with a negative impact of 464 million euros.

Further details on income tax matters are provided by Telefónica in its Annual Accounts (Note 17 of the Individual and Consolidated Financial Statements).

E.6.	Explain the response and monitoring plans for the main risks the company is exposed to, including fiscal risks.

The Corporate Risk Management Model, which has been devised in accordance with the main international best practices and guidelines, involves identifying and evaluating risks to respond to and monitor them.

Given the diverse range of risks, the mechanisms for responding to risks include overarching initiatives that are developed and coordinated as standard across the Group’s main operations and/or specific measures aimed at managing certain risks at company level.

Overarching measures, mainly involving the use of financial derivatives, are taken to mitigate certain financial risks such as those relating to exchange-rate and interest-rate fluctuations. Regarding fiscal risks, the key issues identified are monitored, the Group uses Multinational Programs for insurance or insurance arranged locally in each country to cover operational risks, depending on the type of risk and cover required.

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F.	Internal Control over Financial Reporting (ICFR) Systems

Describe the mechanisms which comprise the internal control over financial reporting (ICFR) risk control and management system at the company.

F.1.	The company’s control environment

Specify at least the following components with a description of their main characteristics:

F.1.1. The bodies and/or functions responsible for: (i) the existence and regular updating of a suitable, effective ICFR; (ii) its implementation; and (iii) its monitoring.

The Board of Directors of Telefónica, S.A. (hereinafter Telefónica) assumes ultimate responsibility of ensuring that an adequate and effective internal control over financial reporting system (ICFR) exists and is updated.

The Board of Directors is, in accordance with prevailing laws and the Bylaws, the highest administrative and representative body of the Company, and basically consists of a supervisory and control body, while the executive bodies and management team are responsible for the day-to-day management of the Company’s businesses.

The Bylaws and Regulations of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:

a)	Oversee the process of preparing and presenting mandatory financial reporting and submitting recommendations of proposals to the administrative body aimed at safeguarding its integrity. With respect thereto, it shall be responsible for supervising the process of preparation and the completeness of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

b)	Monitoring the effectiveness of the Company’s internal control, internal audit and risk management systems, including fiscal risks, and discuss with the material significant weaknesses and significant deficiencies in the internal control system detected during the audit, without compromising their independence at any time. For that purposes, if deemed necessary, it can submit recommendations or proposals to the Board of Directors and an appropriate monitoring period. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following types of risk (operational, technological, financial, legal and reputational) which the Company faces; the level of risk which the Company deems acceptable; the measures for mitigating the impact of the identified risks should they materialise; and the control and information systems to be employed to control and manage said risks.

c)	Establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardise the Auditor’s independence, and, when applicable, the authorisation of permitted services, according to current legislation, and such other communications as may be provided for in auditing legislation and in technical auditing regulations. In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as in-depth and individualised information regarding additional services of any kind provided as well as the fees received to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.

d)	Issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion on whether the independence of the Auditor is compromised. This report will focus on the assessment of the provision of each and every one of the additional services referred to in previous point, considered individual and in their entirety, other than legal audit, and in relation to the regime of independence or laws regulating auditing activities.

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According to the Regulation of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee must meet at least once every quarter. In practice, the Committee meets every month, and in fact every time it is considered appropriate. In order to carry out this supervisory function, the Audit and Control Committee is assisted by the entire Company management, including Internal Audit.

All the different areas and functional units of the Telefónica Group are important in ICFR (internal control over financial reporting), the Financial areas playing a key role, as they are responsible for preparing, maintaining and updating the different procedures that govern their operations and identify the tasks to be carried out, as well as the persons in charge of the same.

F.1.2. The existence or otherwise of the following components, especially in connection with the financial reporting process:

•	The departments and/or mechanisms in charge of: (i) the design and review of the organizational structure; (ii) defining clear lines of responsibility and authority, with an appropriate distribution of tasks and functions; and (iii) deploying procedures so this structure is communicated effectively throughout the company.

The Board of Directors is responsible for designing and reviewing the Company’s organizational structure, ensuring there is an adequate separation of functions and that satisfactory coordination mechanisms among the different areas are established. The Human Resources Division carries out the deployment in its respective fields.

Use of the Telefónica Group’s economic-financial information system is regulated through several manuals, instructions and internal rules and regulations, the most noteworthy of which are as follows:

1.	Corporate Regulations on the Control, Registration and Reporting of Financial and Accounting Information, which sets out the basic principles of the Telefónica Group’s financial and accounting reporting system, and the procedures and mechanisms in place to oversee this system.

2.	Accounting Policies and Measurement Criteria Manual, designed to unify and standardise the accounting criteria and policies used by all the Group companies to ensure Telefónica operates as a consolidated and uniform group.

3.	Instructions for annual and quarterly accounting closes, published annually or quarterly to establish the procedures and schedule all Telefónica Group companies must follow when reporting financial and accounting information to enable the Telefónica Group’s Consolidation Department to prepare the Group’s consolidated financial information, to comply with Telefónica’s legal and reporting requirements in Spain and the other countries in which its shares are listed.

4.	Annual calendar of financial accounting information, applicable to all Telefónica Group companies to establish the monthly accounting-financial reporting dates at the start of each period.

These documents define and delimit responsibilities at each level of the organization regarding the reliability of the information published.

The Management levels of the Company are also available on the Group Intranet.

•	Code of conduct, approving body, dissemination and instruction, principles and values covered (stating whether it makes specific reference to record keeping and financial reporting), body in charge of investigating breaches and proposing corrective or disciplinary action.

In December 2006, Telefónica’s Board of Directors approved the unification of the Codes of Ethics of the Group’s different companies in the new “Code of Ethics of Telefónica, Our Business Principles”, to be applied as standard in all countries where the Telefónica Group operates, and for all its employees (at all levels of the organisation, directors and non-directors). The “Code of Ethics of Telefónica, Our Business Principles” has been update in 2015.

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The Business Principles are based on a series of general criteria which concern honesty and trust, abidance by prevailing laws, integrity and respect for human rights. It also sets out specific principles focused on ensuring the trust of customers, professionals, shareholders, suppliers and of society at large.

They expressly mention issues related to recording transactions and preparation of financial information: “We prepare financial and accounting records in an accurate and reliable manner”.

This Code of Ethics is accessible to all employees via the intranet, and procedures are in place in the Telefónica Group to update, monitor adherence to and disseminate these Business Principles.

Telefónica has an Office of Business Principles which is responsible for ensuring compliance therewith. It comprises the most senior representatives of the General Secretary’s Office, Human Resources, Public Affairs and Regulation, Chief Commercial Digital Officer (CCDO), Operations, Purchases and Internal Audit.

The Office is in charge of:

1.	Guaranteeing that Telefónica conducts business in an ethical and responsible manner, and that the Company’s reputation is not tarnished.

2.	Developing the mechanisms need to ensure the Code of Ethics is followed to the letter in all regions/countries/business units.

3.	Overseeing, reviewing and contemplating the implementation of the Business Principles across the entire Telefónica Group.

Training courses are provided to all employees through the online training platform to reinforce knowledge of these Business Principles.

4.	Examining any matters or proposals in the Group that could represent a risk to the Business Principles and associated policies and therefore, the brand and reputation.

Should any type of conduct which is not in keeping with applicable laws, in the Business Principles or in internal regulations, come to light, then, after the pertinent analysis, disciplinary measures will be applied in accordance with the regime established in the applicable labour laws, distinguishing between minor, serious and very serious sanctions, depending on the circumstances.

Training programmes are also regularly organised to ensure employees are aware of these rules and principles.

Telefónica, S.A. also has an “Internal Code of Conduct” for Securities Markets, setting out the general guidelines and principles of conduct for the persons involved in securities and financial instrument transactions entered into by the Company and its subsidiaries.

•	Whistle-blowing channel, for the reporting to the Audit Committee of any irregularities of a financial or accounting nature, as well as breaches of the code of conduct and malpractice within the organisation, stating whether reports made through this channel are confidential.

With regard to the whistle-blowing channel, as specified in Article 22 of Telefónica, S.A.’s Regulations for the Board of Directors, the Audit and Control Committee’s duties include: “Establishing and maintaining a mechanism to allow employees to confidentially and anonymously report potentially significant irregularities, particularly any financial or accounting irregularities detected within the Company”.

The Telefónica Group has two whistle-blowing channels:

SOX Whistle-blowing Channel: this channel was approved by the Audit and Control Committee in April 2004 to fulfil the obligations laid down in the Sarbanes-Oxley Act (SOX), as a listed company on the New York Stock Exchange. It is open to all Telefónica Group employees. Any irregularities reported through the channel must only be related with financial-accounting information, internal controls thereof, and/or audit-related matters.

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This channel is confidential and anonymous, since the contents of any reports are sent automatically to the Secretary of Telefónica S.A.’s Audit and Control Committee after removing the sender’s name, and the source of the message cannot be traced in any event.

The channel is accessible through the Internal Audit webpage on Telefónica’s intranet.

The Audit and Control Committee receives all complaints made through this channel regarding internal controls, accounting or the audit of the financial statements. All complaints of this nature will be treated and resolved by the Committee appropriately.

Business Principles Whistle-blowing Channel: in addition to the “Business Principles” ethical code, the Board of Directors approved a whistle-blowing channel for employees. In it, professionals can notify the Company of any behaviour, actions or events that could breach the ethical code, the Company’s internal rules, or any regulations governing its activity, and jeopardise the contractual relationship between the Company and the accused party. Questions, advice and information on compliance with the Business Principles and associated policies and rules can also be submitted through this channel.

As a general rule, the policy of the Business Principles Whistle-blowing Channel is not to promote anonymous messages. However the confidentiality of the complainant’s identity is safeguarded at all times.

Telefónica S.A.’s Office of Business Principles is responsible for the Business Principles Whistle-blowing Channel.

•	Training and refresher courses for personnel involved in preparing and reviewing financial information or evaluating ICFR, which address, at least, accounting rules, auditing, internal control and risk management.

With regard to employee training in financial and control issues, we would note that in 2007 the Telefónica Corporate University (Universitas Telefónica) was opened to help contribute to the Telefónica Group’s advancement through lifelong learning. All the University’s training programs are based on developing the corporate culture, the business strategy and management and leadership skills.

Likewise, the Finances Area offers training plans and seminars to all personnel working in the Group’s financial areas and other pertinent areas (tax, M&A, etc.), with the aim of informing them of any accounting or financial changes which are applicable to their job of preparing consolidated financial information. This area also publishes IFRS (International Financial Reporting Standards) information bulletins summarising the main changes to accounting methodology, as well as clarifications on various other related issues.

Financial reporting personnel also attend technical sessions run by external consultancy firms and covering developments in accounting.

Lastly, the Telefónica Group also has an on-line training platform which includes a finance school providing specific training and refresher courses on financial information, as well as an internal control school providing instruction on auditing, internal control and risk management.

F.2.	Risk assessment in financial reporting

Report, at least:

F.2.1.	The main characteristics of the risk identification process, including risks of error or fraud, stating whether:

•	The process exists and is documented.

Given the vast number of processes involved in financial reporting at the Telefónica Group, a model has been developed to select the most significant processes by applying a so-called Scope Definition Model, which is documented. This model is applied to the financial information reported by subsidiaries or companies managed by Telefónica. The model selects the accounts with the largest contribution to the Group’s consolidated financial information and then identifies the processes used to generate this information. Once the processes have been identified, the risks affecting financial reporting are analysed.

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•	The process covers all financial reporting objectives, (existence and occurrence; completeness; valuation; presentation, disclosure and comparability; and rights and obligations), is updated and with what frequency.

This identification procedure covers all the financial reporting objectives of existence and occurrence, completeness, valuation, presentation, disclosure and fraud. Risk identification is carried out on an annual basis.

•	A specific process is in place to define the scope of consolidation, with reference to the possible existence of complex corporate structures, special purpose vehicles, holding companies. etc.

In the process of identifying the consolidation scope, the Financial Area regularly updates the consolidation scope, verifying additions and removals of companies with the legal and financial departments of the different companies which are part of the Group.

•	The process addresses other types of risk (operational, technological, financial, legal, fiscal, reputational, environmental, etc.) insofar as they may affect the financial statements.

As indicated above, Telefónica also has a Risk Management Model covering four key areas of risk:

1.	Business risks

2.	Operational risks

3.	Global risks

4.	Financial risks

Financial risks include risks associated with the accuracy, completeness and publication of reporting information. Tax risks are also included within this category:

•	Which of the company’s governing bodies is responsible for overseeing the process.

Pursuant to the provisions of Article 22 of the Regulation of the Board of Directors of Telefónica, S.A., the Board of Directors, through the Audit and Control Committee, supervises this process.

F.3.	Control activities

Indicate the existence of at least the following components, and specify their main characteristics:

F.3.1.	Procedures for reviewing and authorizing the financial information and description of ICFR to be disclosed to the markets, stating who is responsible in each case and documentation and flow charts of activities and controls (including those addressing the risk of fraud) for each type of transaction that may materially affect the financial statements, including procedures for the closing of accounts and for the separate review of critical judgments, estimates, evaluations and projections.

On March 26, 2003 Board of Directors of Telefónica, S.A. approved the “Regulations governing disclosure and reporting to the markets”. These regulate the basic principles of operation of the financial disclosure control processes and systems which guarantee that all relevant consolidated financial information of Telefónica, S.A. is communicated to the Company’s senior executives and its management team, assigning to the Internal Audit the duty of periodically assessing the functioning of these processes and systems.

Each quarter the Finance Department submits the periodic financial information to the Audit and Control Committee, highlighting the main events and accounting criteria applied and clarifying any major events which occurred during the period.

Likewise, the Telefónica Group has documented financial processes in place which stipulate common criteria for preparing financial information in all Group companies, as well as any outsourced activities.

The Company also follows documented procedures for preparing consolidated financial information whereby those employees responsible for the different areas are able to verify this information.

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Also, and pursuant to the internal regulations, the Executive Chairmen and the Finance Directors of Group companies must submit a certificate to the Corporate Finance Department stating that they have reviewed the financial information being presented, that the financial statements give a true and fair view, in all material respects, of the financial position, results and cash position, and that there are no significant risks to the business or unhedged risks which may have a material impact on the Company’s equity and financial position.

In relation to the accounting close, the Financial Department issues mandatory instructions setting out the calendar and contents for the financial reporting period for the preparation of the consolidated annual financial statements.

The Corporate Finance Department reviews the key judgments, estimates, valuations and forecasts to identify critical accounting policies that require the use of estimates and value judgments. In these cases, the Corporate Finance Department also establishes the necessary operational co-ordination actions with the rest of the Telefónica Group units for their specific areas of activity and knowledge before presenting them to the Audit and Control Committee. The most relevant are dealt with by the Audit and Control Committee. Senior management defines the format for presenting the annual financial statements prior to approval by the Board.

Lastly, Internal Audit, as part of its annual audit plan, sets out work plans every year to assess the internal control of financial reporting model (ICFR).

F.3.2.	Internal control policies and procedures for information systems (including secure access, control of changes, system operation, continuity and segregation of duties) giving support to key company processes regarding the preparation and publication of financial information.

The Global Information Systems Department of the Telefónica Group is responsible for the global management of Information Systems for all the Group’s businesses, defining strategy and technological planning, ensuring quality in service, cost and security required by the Group.

One of its duties is to develop and implement systems to improve the efficiency, efficacy and profitability of Group processes, the definition and implementation of policies and security standards for applications and infrastructures (in conjunction with the Security and Networks departments), which includes IT aspects of the internal control model.

The Corporate Information Security Policy defines information and the systems which process it as strategic assets, and sets out the security requirements which must be met by Group companies, and the guidelines which they are obliged to follow, through implementing the adequate controls, in accordance with the following domains:

•	Organisation and functions

•	Personnel obligations

•	Information classification and processing

•	Identification and authentication

•	Control of access

•	Auditing and monitoring records

•	Networks and communications

•	Control of software

•	Systems development and maintenance

•	Incident management

•	Media management and distribution

•	Back-up and recovery

•	Business continuity

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•	Physical and environmental security

•	Compliance with prevailing legislation

Lastly, Internal Audit, as part of its annual audit plan, sets out work plans to verify the efficacy and efficiency of the IT governance model, suitability of controls and data integrity.

F.3.3.	Internal control policies and procedures for overseeing the management of outsourced activities, and of the appraisal, calculation or valuation services commissioned from independent experts, when these may materially affect the financial statements.

If a process or part of a process is outsourced to an independent party, controls are still required to ensure the entire process is adequately controlled. Given the importance of outsourcing services and the impacts that this can have on the opinion about ICFR, measures are taken in the Telefónica Group to demonstrate a minimum level of control in the independent party. Actions taken to achieve this objective are three-fold:

•	Certification of internal control by an independent third party: ISAE3402 and/or SSAE16 certifications.

•	Implementation of specific controls: identified, designed, implemented and assessed by the Company.

•	Direct assessment: an assessment of outsourced processes by Internal Audit.

When Teléfonica, S.A. or any of its subsidiaries engage the services of an independent expert whose findings may materially affect the consolidated financial statements, as part of the selection process the competence, training, credentials and independence of the third party as regards the methods and main hypothesis used is verified directly by the area contracting the service and, if applicable with the procurement department. The financial department has established control activities geared towards guaranteeing the validity of data, the methods used, and the reasonability of the assumptions used by the third party using regular monitoring of each function’s own KPIs in order to ensure compliance of the outsourced process according to the Group’s different policies and guidelines.

Likewise, there is an internal procedure for engaging independent experts which requires specific levels of approval.

F.4.	Information and communication

Indicate the existence of at least the following components, and specify their main characteristics:

F.4.1.	A specific function in charge of defining and maintaining accounting policies (accounting policies area or department) and settling doubts or disputes over their interpretation, which is in regular communication with the team in charge of operations, and a manual of accounting policies regularly updated and communicated to all the company’s operating units.

The Financial Department of the Group is charged with defining and updating the accounting policies used for preparing the consolidated financial information.

Thus, this area publishes IFRS (International Financial Reporting Standards) information bulletins summarising the main changes to accounting methodology, as well as clarifications on various other related issues. This bulletins are published on a monthly basis.

Also, the Telefónica Group has an Accounting Policies Manual which is updated annually the last update took place in December 2015. The objectives of this manual are: to align the corporate accounting principles and policies with IFRS; to maintain accounting principles and policies which ensure that the information is comparable within the Group and offers optimum management of the source of information; to improve the quality of the accounting information of the various Group companies and of the Consolidated Group by disclosing, agreeing and introducing accounting principles which are unique to the Group; and to facilitate the accounting integration of acquired and newly-created companies into the Group’s accounting system by means of a reference manual.

This Manual is mandatory for all companies belonging to the Telefónica Group, and shall be applied to their reporting methods when preparing the consolidated financial statements.

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This documentation is regularly sent by email and is available for the entire Group on the Telefónica intranet.

The accounting policies area maintains a constant dialogue with the accounting heads of the Group’s main operations, both proactively and reactively. This dialogue is useful not only for resolving doubts or conflicts but also to ensure that accounting criteria in the Group are uniform and also for sharing best practices between operators.

F.4.2.	Mechanisms in standard format for the capture and preparation of financial information, which are applied and used in all units within the entity or group, and support its main financial statements and accompanying notes as well as disclosures concerning ICFR

There is a Compliance Manual for Consolidation Reporting which includes specific instructions on preparing the disclosures which comprise the reporting for the consolidation of the Telefónica Group’s financial statements and the preparation of consolidated financial information.

Likewise, the Telefónica Group has implemented a specific software system for the reporting of the individual financial statements at its various subsidiaries, as well as the necessary notes and disclosures for preparing the consolidated annual financial statements. This tool is also used to carry out the consolidation process and its subsequent analysis. The system is managed centrally and uses the same accounts plan.

F.5.	System function monitoring

Indicate the existence of at least the following components, describing their main characteristics:

F.5.1.	The ICFR monitoring activities undertaken by the Audit Committee and the Company has an internal audit function whose powers include supporting the Audit Committee in its role of monitoring the internal control system, including ICFR. Describe the scope of the ICFR assessment conducted in the year and the procedure for the person in charge to communicate its findings. State also whether the company has an action plan specifying corrective measures for any flaws detected, and whether it has taken stock of their potential impact on its financial information.

As mentioned beforehand, the Corporate Bylaws and Regulations of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties, with its main functions including: supervising the effectiveness of the Company’s internal control system and risk management systems, and discussing with the Auditors significant weaknesses in the internal control system detected during the audit.

The Audit and Control Committee is responsible for supervising the effectiveness of the internal controls carried out by the Telefónica Group’s Internal Audit function.

The Internal Audit function reports functionally to the Audit and Control Committee, with the primary goal of lending them support in their responsibilities concerning ensuring governance, risk management, and the Group’s Internal Control System. Internal Control comprises all process which may reasonably ensure compliance with laws, regulations and internal rules, reliability of information, efficiency and efficacy of operations, and the integrity of the organisation’s net worth.

Internal Audit is responsible for implementing the International Standards for the Professional Practice of Internal Auditing and has been awarded a Quality Certificate from the Institute of Internal Auditors.

With regard to supervision of Internal Control over Financial Reporting (ICFR), Telefónica, S.A. is listed on the New York Stock Exchange and is therefore subject to the regulatory requirements established by the US authorities applicable to all companies trading on this exchange.

Among these requirements is the aforementioned Sarbanes-Oxley Act and, specifically, Section 404 which stipulates that all listed companies in the US market must evaluate on an annual basis the effectiveness of their ICFR procedures and internal control structure.

The External Auditor issues its own independent opinion on the effectiveness of financial reporting (ICFR).

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To fulfil this objective, the Telefónica Group uses a three-tier internal control of financial reporting evaluation model, while every year the Internal Audit function is responsible for evaluating its performance.

Self-appraisal Questionnaires

All the Group’s subsidiaries complete self-appraisal questionnaires every year, the responses to which are certified by officers in charge of internal control over financial reporting (ICFR) in each company (Chief Executive Officer (CEO) and Chief Financial Officer (CFO)). These questionnaires cover those aspects of ICFR that are deemed to be minimum requirements to achieve reasonable assurance of the reliability of the financial information. A sample of responses is audited by the Internal Audit unit.

Review of processes and specific controls

In certain companies, in addition to filling out the self-appraisal questionnaire, taking into account the significance of their contribution to the Group’s key economic-financial figures and other risk factors considered, their processes and controls are directly reviewed applying the General Assessment Model, which in turn uses the Definition of Scopes Model, in order to identify the critical accounts of each company of the Telefónica Group in accordance with previously established criteria.

Once these critical accounts are identified for review, the General Evaluation Model is applied as follows:

–	The processes and systems associated with the critical accounts are determined.

–	Risks affecting the financial reporting vis-à-vis these processes are identified.

–	Checks and, where necessary, process controls are put in place to provide reasonable assurance that the documentation and design of controls over financial reporting are adequate.

–	Audit tests are carried out to assess the effectiveness of the controls.

Review of general controls

The Group’s general controls are evaluated at least once a year, largely taking into account questions regarding regulations and guidelines applied at global level across the Group.

Supervision of general controls on data systems is designed to review management of changes to programmes, data and systems access and management of changes to infrastructure, back up, scheduled tasks and issues.

If deficiencies in control and/or areas for improvement come to light during the review tasks, the Management will be informed using the reports prepared by the Internal Audit unit. Once they receive the report, the managers responsible for controls will state the action plans to resolve the identified control deficiencies, and also the estimated periods for them to be implemented.

F.5.2.	If it has a discussion procedure whereby the auditor (pursuant to TAS), the internal audit function and other experts can report any significant internal control weaknesses encountered during their review of the financial statements or other assignments, to the company’s senior management and its Audit Committee or Board of Directors. State also whether the entity has an action plan to correct or mitigate the weaknesses found.

As explained beforehand, the Internal Audit unit also provides support to the Audit and Control Committee in monitoring the correct functioning of the ICFR system. The Internal Audit unit participates in the Audit and Control Committee meetings, and reports regularly on the findings of the performed tasks, as well as action plans established to mitigate and the degree of implementation thereof.

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Furthermore, the External Auditor participates in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different aspects of the audit reports and other aspects of its work, including tasks performed to guarantee the effectiveness of the system of internal control over financial reporting (ICFR). The External Auditor has immediate access to the Senior management and the Chairman of Audit and Control Committee to report the significant deficiencies identified in the internal controls.

F.6.	Other relevant information

Not applicable

F.7.	External auditor review

State whether:

F.7.1.	The ICFR information supplied to the market has been reviewed by the external auditor, in which case the corresponding report should be attached. Otherwise, explain the reasons for the absence of this review. Otherwise, explain the reasons for the absence of this review.

The attached information on ICFR has been submitted to review by the External Auditor, whose report is attached as an appendix to this document.

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G	DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the extent to which the company follows the recommendations of the Good Governance Code of listed companies.

Should any recommendation not be followed or be only partially followed, a detailed explanation should be given of the reasons so that the shareholders, investors and the market in general have sufficient information to assess the way the company works. General explanations will not be acceptable.

1.	The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

Explain

The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.

In addition, Article 30 of the Corporate Bylaws stipulates that no person may be appointed as Director unless they have held, for more than three years prior to their appointment, a number of shares of the Company representing a nominal value of at least 3,000 euros, which the Director may not transfer while in office. These requirements shall not apply to those persons who, at the time of their appointment, are related to the Company under an employment or professional relationship, or when the Board of Directors resolves to waive such requirements with the favorable vote of at least 85 percent of its members.

Article 31 of the Corporate Bylaws establishes that, in order for a Director to be appointed Chairman, Vice-Chairman, Chief Executive Officer or member of the Executive Commission, it shall be necessary for such Director to have served on the Board for at least the three years immediately prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.

The Corporate Bylaws (Article 26) restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group in order to achieve a suitable balance and protect the position of minority shareholders, thus avoiding a potential concentration of votes among a reduced number of shareholders, which could impact on the guiding principle that the General Shareholders’ Meeting must act in the interest of all the shareholders. Telefónica believes that this measure does not constitute a blocking mechanism of takeover bids but rather a guarantee that the acquisition of control required in the interests of all shareholders, an offer for one hundred percent of the capital, because, naturally, and as taught by experience, potential offerors may make their offer conditional upon the removal of the defense mechanism.

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In relation to the above and in accordance with the provisions of Article 527 of the Spanish Corporations Act, any clauses in the Bylaws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will rendered null and void when, subsequent to a takeover bid, the offeror has a stake equal to or over 70% of the share capital which confers voting rights, unless the offeror was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.

In addition, the special requirements for appointment as Director (Article 30 of the Corporate Bylaws) or as Chairman, Vice-Chairman, Chief Executive Officer or member of the Executive Commission (Article 31 of the Corporate Bylaws) are justified by the desire that access to the management decision-making body and to the most significant positions thereon is reserved to persons who have demonstrated their commitment to the Company and who, in addition, have adequate experience as members of the Board, such that continuity of the management model adopted by the Telefónica Group may be assured in the interest of all of its shareholders and stakeholders. In any event, these special requirements may be waived by broad consensus among the members of the Board of Directors, namely, with the favorable vote of at least 85 percent of its members, as provided by the aforementioned Articles of the Corporate Bylaws.

2.	When a dominant and a subsidiary company are both listed, they should provide detailed disclosure on:

a)	The activity they engage in and any business dealings between them, as well as between the listed subsidiary and other group companies.

b)	The mechanisms in place to resolve possible conflicts of interest.

Not applicable

3.	During the annual general meeting the Chairman of the Board should verbally inform shareholders in sufficient detail of the most relevant aspects of the company’s corporate governance, supplementing the written information circulated in the Annual Corporate Governance Report. In particular:

a)	Changes taking place since the previous annual general meeting.

b)	The specific reasons for the company not following a given Good Governance Code recommendation and any alternative procedures followed in its stead.

Complies

4.	The company should draw up and implement a policy of communication and contacts with shareholders, institutional investors and proxy advisors that complies in full with market abuse regulations and accords equitable treatment to shareholders in the same position.

This policy should be disclosed on the company’s website, complete with details of how it has been put into practice and the identities of the relevant interlocutors or those charged with its implementation.

Complies

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5.	The Board of Directors should not make a proposal to the general meeting for the delegation of powers to issue shares or convertible securities without pre-emptive subscription rights for an amount exceeding 20% of capital at the time of such delegation.

When a board approves the issuance of shares or convertible securities without pre-emptive subscription rights, the company should immediately post a report on its website explaining the exclusion as envisaged in company legislation.

Complies

6.	Listed companies drawing up the following reports on a voluntary or compulsory basis should publish them on their website well in advance of the annual general meeting, even if their distribution is not obligatory:

a)	Report on auditor independence.

b)	Reviews of the operation of the Audit Committee and the Nomination and Remuneration Committee.

c)	Audit Committee report on third-party transactions.

d)	Report on corporate social responsibility policy.

Complies

7.	The company should broadcast its general meetings live on the corporate website.

Explain

The Company decided not to offer a live webcast of its 2015 General Shareholders Meeting, for organisational reasons and owing to the way the Meeting was developed (possible changes which could arise). Nonetheless, Telefónica is analysing the possibility of broadcasting future General Shareholders meetings live on its website.

8.	The Audit Committee should strive to ensure that the Board of Directors can present the company’s accounts to the general meeting without limitations or qualifications in the auditor’s report. In the exceptional case that qualifications exist, both the Chairman of the Audit Committee and the auditors should give a clear account to shareholders of their scope and content.

Complies

9.	The company should disclose its conditions and procedures for admitting share ownership, the right to attend general meetings and the exercise or delegation of voting rights, and display them permanently on its website.

Such conditions and procedures should encourage shareholders to attend and exercise their rights and be applied in a non-discriminatory manner.

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Complies

10.	When an accredited shareholder exercises the right to supplement the agenda or submit new proposals prior to the general meeting, the company should:

a)	Immediately circulate the supplementary items and new proposals.

b)	Disclose the model of attendance card or proxy appointment or remote voting form duly modified so that new agenda items and alternative proposals can be voted on in the same terms as those submitted by the Board of Directors.

c)	Put all these items or alternative proposals to the vote applying the same voting rules as for those submitted by the Board of Directors, with particular regard to presumptions or deductions about the direction of votes.

d)	After the general meeting, disclose the breakdown of votes on such supplementary items or alternative proposals.

Not applicable

11.	In the event that a company plans to pay for attendance at the general meeting, it should first establish a general, long-term policy in this respect.

Not applicable

12.	The Board of Directors should perform its duties with unity of purpose and independent judgement, according the same treatment to all shareholders in the same position. It should be guided at all times by the company’s best interest, understood as the creation of a profitable business that promotes its sustainable success over time, while maximising its economic value.

In pursuing the corporate interest, it should not only abide by laws and regulations and conduct itself according to principles of good faith, ethics and respect for commonly accepted customs and good practices, but also strive to reconcile its own interests with the legitimate interests of its employees, suppliers, clients and other stakeholders, as well as with the impact of its activities on the broader community and the natural environment.

Complies

13.	The Board of Directors should have an optimal size to promote its efficient functioning and maximize participation. The recommended range is accordingly between five and fifteen members.

Explain

The complexity of the Telefónica Group organizational structure, given the considerable number of companies it comprises, the variety of sectors it operates in, its multinational nature, as well as its

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economic and business relevance, justify the fact that the number of members of the Board is adequate to achieve an efficient and operative operation.

In addition, it is important to bear in mind the Company’s large number of Board committees, which ensures the active participation of all its Directors.

14.	The Board of Directors should approve a Director selection policy that:

a)	Is concrete and verifiable.

b)	Ensures that the appointment or reelection proposals are based on a prior analysis of the Board’s needs.

c)	Favours a diversity of knowledge, experience and gender.

The results of the prior analysis of board needs should be written up in the Nomination Committee’s explanatory report, to be published when the general meeting is convened that will ratify the appointment and re-election of each Director.

The director selection policy should pursue the goal of having at least 30% of total board places occupied by women Directors before the year 2020.

The Nomination Committee should run an annual check on compliance with the director selection policy and set out its findings in the Annual Corporate Governance Report.

Complies

15.	Proprietary and independent Directors should constitute an ample majority on the Board of Directors, while the number of Executive Directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

Complies

16.	The percentage of Proprietary Directors out of all Non-executive Directors should be no greater than the proportion between the ownership stake of the shareholders they represent and the remainder of the company’s capital.

This criterion can be relaxed:

a)	In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings.

b)	In companies with a plurality of shareholders represented on the Board but not otherwise related.

Explain

The aforementioned recommendation 16 refers to the composition of the group of External Directors. As stated in Section C.1.3 of this Annual Corporate Governance Report, at 31 December 2015, the group of External Directors of Telefónica, S.A. was composed of 15 members (of a total of 18 Members), of whom 5 are Proprietary Directors, 7 are Independent Directors and 3 falls under the “Other External Directors” category.

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Of the five Proprietary Directors, two act in representation of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”, which holds 5.01% of the capital of Telefónica, S.A., two act in representation of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), which holds 6.07% of the capital, and one acts in representation of China Unicom (Hong Kong) Limited (China Unicom) which holds a 1.29% stake.

Applying the proportional criterion established in Article 243 of the LSC regarding the total number of Directors, the stakes held by “la Caixa” and BBVA are sufficient to entitle each entity to appoint a Director.

Moreover, it must be taken into account that recommendation 16 stipulates that this strict proportionality criterion can be relaxed so the weight of Proprietary Directors is greater than would strictly correspond to the total percentage of capital they represent in large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings.

In this regard, Telefónica ranks among the top listed companies on Spanish stock exchanges in terms of stock market capitalization, reaching the figure of 50,921 million euros at December 31, 2015, which means a very high absolute value of the stakes of “la Caixa” and BBVA in Telefónica (that of “la Caixa” is 2,551 million euros, and that of BBVA is 3,091 million euros). This justifies the overrepresentation of these entities on the Board of Directors, rising from one member of the Board each (to which they would strictly have the right in accordance with Article 243 of the Spanish Corporations Act) to two members, i.e. permitting the appointment of just one more Proprietary Director over the strictly legal proportion.

On January 23, 2011, China Unicom and Telefónica, S.A. expanded on their existing strategic alliance and signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. In recognition of China Unicom’s stake in Telefónica, approval was given at Telefónica’s General Shareholders’ Meeting held on May 18, 2011 for the appointment of a board member named by China Unicom.

17.	Independent Directors should be at least half of all board members.

However, when the company does not have a large market capitalisation, or when a large cap company has shareholders individually or concertedly controlling over 30 percent of capital, independent Directors should occupy, at least, a third of board places.

Explain

Telefónica, S.A. operates in a particularly complicated sector and one which is constantly changing, in which it is necessary to have a Board of Directors who are highly qualified, who are experts in the many different businesses and geographical areas in which the Company conducts its business.

Consequently, the Company has judged that the Board of Directors must necessarily include former executives of Telefónica, S.A. who have a far-reaching knowledge of the sector and the Company’s businesses, and who because of their previous relations with the Company cannot be considered to be independent.

Because of this policy, the percentage of members of the Board of Directors which may be considered as independent is slightly lower than 50% (7 instead of 9, the latter figure representing exactly half of the Board, which is made up of 189 directors).

In any event, Telefónica, S.A. believes that the structure of its Board of Directors – which is largely made up of non-executive Directors – includes directors who have the ideal profile to reinforce its leadership in the communications sector, while also effectively safeguarding its members’ independence, taken as a whole.

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18.	Companies should disclose the following Director particulars on their websites and keep them regularly updated:

a)	Background and professional experience.

b)	Directorships held in other companies, listed or otherwise, and other paid activities they engage in, of whatever nature.

c)	Statement of the Director class to which they belong, in the case of proprietary Directors indicating the shareholder they represent or have links with.

d)	Dates of their first appointment as a board member and subsequent re-elections.

e)	Shares held in the company, and any options on the same.

Complies

19.	Following verification by the Nomination Committee, the Annual Corporate Governance Report should disclose the reasons for the appointment of proprietary Directors at the urging of shareholders controlling less than 3 percent of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary Directorship.

Complies

20.	Proprietary Directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary Directors, the latters’ number should be reduced accordingly.

Complies

21.	The Board of Directors should not propose the removal of independent Directors before the expiry of their tenure as mandated by the Bylaws, except where they find just cause, based on a proposal from the Nomination Committee. In particular, just cause will be presumed when Directors take up new posts or responsibilities that prevent them allocating sufficient time to the work of a board member, or are in breach of their fiduciary duties or come under one of the disqualifying grounds for classification as independent enumerated in the applicable legislation.

The removal of independent Directors may also be proposed when a takeover bid, merger or similar corporate transaction alters the company’s capital structure, provided the changes in board membership ensue from the proportionality criterion set out in recommendation 16.

Complies

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22.	Companies should establish rules obliging Directors to disclose any circumstance that might harm the organisation’s name or reputation, tendering their resignation as the case may be, and, in particular, to inform the Board of any criminal charges brought against them and the progress of any subsequent trial.

The moment a Director is indicted or tried for any of the offences stated in company legislation, the Board of Directors should open an investigation and, in light of the particular circumstances, decide whether or not he or she should be called on to resign. The Board should give a reasoned account of all such determinations in the Annual Corporate Governance Report.

Complies

23.	Directors should express their clear opposition when they feel a proposal submitted for the Board’s approval might damage the corporate interest. In particular, independents and other Directors not subject to potential conflicts of interest should strenuously challenge any decision that could harm the interests of shareholders lacking board representation.

When the Board makes material or reiterated decisions about which a Director has expressed serious reservations then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next recommendation.

The terms of this recommendation also apply to the secretary of the Board, even if he or she is not a Director.

Complies

24.	Directors who give up their place before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the Board. Whether or not such resignation is disclosed as a material event, the motivating factors should be explained in the Annual Corporate Governance Report.

Complies

25.	The Nomination Committee should ensure that Non-executive Directors have sufficient time available to discharge their responsibilities effectively.

The Board of Directors regulations should lay down the maximum number of company boards on which Directors can serve.

Complies

26.	The Board should meet with the necessary frequency to properly perform its functions, eight times a year at least, in accordance with a calendar and agendas set at the start of the year, to which each Director may propose the addition of initially unscheduled items.

Complies

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27.	Director absences should be kept to a strict minimum and quantified in the Annual Corporate Governance Report. In the event of absence, Directors should delegate their powers of representation with the appropriate instructions.

Complies

28.	When Directors or the secretary express concerns about some proposal or, in the case of Directors, about the company’s performance, and such concerns are not resolved at the meeting, they should be recorded in the minute book if the person expressing them so requests.

Complies

29.	The company should provide suitable channels for Directors to obtain the advice they need to carry out their duties, extending if necessary to external assistance at the company’s expense.

Complies

30.	Regardless of the knowledge Directors must possess to carry out their duties, they should also be offered refresher programmes when circumstances so advise.

Complies

31.	The agendas of board meetings should clearly indicate on which points Directors must arrive at a decision, so they can study the matter beforehand or gather together the material they need.

For reasons of urgency, the Chairman may wish to present decisions or resolutions for board approval that were not on the meeting agenda. In such exceptional circumstances, their inclusion will require the express prior consent, duly minuted, of the majority of Directors present.

Complies

32.	Directors should be regularly informed of movements in share ownership and of the views of major shareholders, investors and rating agencies on the company and its group.

Complies

33.	The Chairman, as the person charged with the efficient functioning of the Board of Directors, in addition to the functions assigned by law and the company’s bylaws, should prepare and

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submit to the Board a schedule of meeting dates and agendas; organise and coordinate regular evaluations of the Board and, where appropriate, the company’s chief executive officer; exercise leadership of the Board and be accountable for its proper functioning; ensure that sufficient time is given to the discussion of strategic issues, and approve and review refresher courses for each Director, when circumstances so advise.

Complies

34.	When a lead independent Director has been appointed, the Bylaws or Board of Directors regulations should grant him or her the following powers over and above those conferred by law: chair the Board of Directors in the absence of the Chairman and Vice-Chairman give voice to the concerns of Non-executive Directors; maintain contacts with investors and shareholders to hear their views and develop a balanced understanding of their concerns, especially those to do with the company’s corporate governance; and coordinate the Chairman’s succession plan.

Complies

35.	The Board Secretary should strive to ensure that the Board’s actions and decisions are informed by the governance recommendations of the Good Governance Code of relevance to the company.

Complies

36.	The Board in full should conduct an annual evaluation, adopting, where necessary, an action plan to correct weakness detected in:

a)	The quality and efficiency of the Board’s operation.

b)	The performance and membership of its Committees.

c)	The diversity of board membership and competences.

d)	The performance of the Chairman of the Board of Directors and the company’s chief executive.

e)	The performance and contribution of individual Directors, with particular attention to the chairmen of board committees.

The evaluation of board committees should start from the reports they send the Board of Directors, while that of the Board itself should start from the report of the Nomination Committee.

Every three years, the Board of Directors should engage an external facilitator to aid in the evaluation process. This facilitator’s independence should be verified by the Nomination Committee.

Any business dealings that the facilitator or members of its corporate group maintain with the company or members of its corporate group should be detailed in the Annual Corporate Governance Report.

The process followed and areas evaluated should be detailed in the Annual Corporate Governance Report.

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Complies

37.	When an Executive Committee exists, its membership mix by Director class should resemble that of the Board. The Secretary of the Board should also act as secretary to the Executive Committee.

Complies

38.	The Board of Directors should be kept fully informed of the business transacted and decisions made by the Executive Committee. To this end, all board members should receive a copy of the committee’s minutes.

Complies

39.	All members of the Audit Committee, particularly its Chairman, should be appointed with regard to their knowledge and experience in accounting, auditing and risk management matters. A majority of Committee places should be held by independent Directors.

Complies

40.	Listed companies should have a unit in charge of the internal audit function, under the supervision of the Audit Committee, to monitor the effectiveness of reporting and control systems. This unit should report functionally to the Board’s Non-executive Chairman or the Chairman of the Audit Committee.

Complies

41.	The head of the unit handling internal audit function should present an annual work programme to the Audit Committee, inform it directly of any incidents arising during its implementation and submit an activities report at the end of each year.

Complies

42.	The Audit Committee should have the following functions over and above those legally assigned:

1st. With respect to internal control and reporting systems:

a)	Monitor the preparation and the integrity of the financial information prepared on the company and, where appropriate, the group, checking for compliance with legal provisions, the accurate demarcation of the consolidation perimeter, and the correct application of accounting principles.

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b)	Ensure the independence of the unit handling the internal audit function; propose the selection, appointment, re-election and removal of the head of the internal audit service; propose the service’s budget; approve its priorities and work programmes, ensuring that it focuses primarily on the main risks the company is exposed to; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

c)	Establish and supervise a mechanism whereby staff can report, confidentially and, if appropriate and feasible, anonymously, any significant irregularities that they detect in the course of their duties, in particular financial or accounting irregularities.

2nd. With regard to the external auditor:

a)	Investigate the issues giving rise to the resignation of the external auditor, should this come about.

b)	Ensure that the remuneration of the external auditor does not compromise its quality or independence.

c)	Ensure that the company notifies any change of external auditor to the CNMV as a material event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.

d)	Ensure that the external auditor has a yearly meeting with the Board in full to inform it of the work undertaken and developments in the company’s risk and accounting positions.

e)	Ensure that the company and the external auditor adhere to current regulations on the provision of non-audit services, limits on the concentration of the auditor’s business and other requirements concerning auditor independence.

Complies

43.	The Audit Committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.

Complies

44.	The Audit Committee should be informed of any fundamental changes or corporate transactions the company is planning, so the committee can analyse the operation and report to the Board beforehand on its economic conditions and accounting impact and, when applicable, the exchange ratio proposed.

Complies

45.	Risk control and management policy should identify at least:

a)	The different types of financial and non-financial risk the company is exposed to (including operational, technological, financial, legal, social, environmental, political

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and reputational risks), with the inclusion under financial or economic risks of contingent liabilities and other off-balance sheet risks.

b)	The determination of the risk level the company sees as acceptable.

c)	The measures in place to mitigate the impact of identified risk events should they occur.

d)	The internal control and reporting systems to be used to control and manage the above risks, including contingent liabilities and off-balance sheet risks.

Complies

46.	Companies should establish a risk control and management function in the charge of one of the company’s internal department or units and under the direct supervision of the Audit Committee or some other dedicated board committee. This function should be expressly charged with the following responsibilities:

a)	Ensure that risk control and management systems are functioning correctly and, specifically, that major risks the company is exposed to are correctly identified, managed and quantified.

b)	Participate actively in the preparation of risk strategies and in key decisions about their management.

c)	Ensure that risk control and management systems are mitigating risks effectively in the frame of the policy drawn up by the Board of Directors.

Complies

47.	Appointees to the Nomination and Remuneration Committee – or of the Nomination Committee and Remuneration Committee, if separately constituted – should have the right balance of knowledge, skills and experience for the functions they are called on to discharge. The majority of their members should be independent Directors.

Complies

48.	Large cap companies should operate separately constituted Nomination and Remuneration Committees.

Explain

Article 40 of the Bylaws, and Article 23 of the Regulation of the Board of Directors, expressly state, on regulating the Nominating, Compensation and Corporate Governance Committees, that the Board of Directors shall be entitled to set up two Committees, separately giving each of them powers for appointments, and the other the powers for remuneration, while the corporate governance powers may be included in either one of them.

Notwithstanding the above, The Board of Directors of Telefónica, S.A. currently has seven Consultative Committees, in addition to its Executive Commission: which are the Audit and Control

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Committee, the Nominating, Compensation and Corporate Governance Committee, Regulation Committee, Service Quality and Customer Care Committee, Institutional Affairs Committee, Innovation Committee and the Strategy Committee).

To date, the Board of Directors has not considered separating the functions of the Nominating, Compensation and Corporate Governance Committee because it believes that by putting the powers to assess Directors and determine their remuneration in the same Committee, is helpful to coordinate and to produce a results-driven remuneration system (pay for performance).

49.	The Nomination Committee should consult with the company’s Chairman and chief executive, especially on matters relating to Executive Directors.

When there are vacancies on the Board, any Director may approach the Nomination Committee to propose candidates that it might consider suitable.

Complies

50.	The Remuneration Committee should operate independently and have the following functions in addition to those assigned by law:

a)	Propose to the Board the standard conditions for senior officer contracts.

b)	Monitor compliance with the remuneration policy set by the company.

c)	Periodically review the remuneration policy for Directors and senior officers, including share-based remuneration systems and their application, and ensure that their individual compensation is proportionate to the amounts paid to other Directors and senior officers in the company.

d)	Ensure that conflicts of interest do not undermine the independence of any external advice the Committee engages.

e)	Verify the information on Director and senior officers’ pay contained in corporate documents, including the annual Directors’ remuneration statement.

Complies

51.	The Remuneration Committee should consult with the company’s Chairman and chief executive, especially on matters relating to Executive Directors and senior officers.

Complies

52.	The terms of reference of supervision and control committees should be set out in the Board of Directors regulations and aligned with those governing legally mandatory board

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committees as specified in the preceding sets of recommendations. They should include at least the following terms:

a)	Committees should be formed exclusively by Non-executive Directors, with a majority of independents.

b)	They should be chaired by independent Directors.

c)	The Board should appoint the members of such committees with regard to the knowledge, skills and experience of its Directors and each committee’s terms of reference; discuss their proposals and reports; and provide report-backs on their activities and work at the first board plenary following each committee meeting.

d)	They may engage external advice, when they feel it necessary for the discharge of their functions.

e)	Meeting proceedings should be minuted and a copy made available to all board members.

1. The supervision and control committees which are attributed the powers referred to in recommendation 52 are the Audit and Control Committee and the Nominating, Compensation and Corporate Governance Committee. The composition and operation rules of the two Committees are set out in the Regulation of the Board of Directors and are not only consistent with legally dispositions applicable but are also an improvement upon them, in certain areas. For example, according to the Regulation of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee must have a majority of independent members, as opposed to the minimum of two according to prevailing laws. In fact, in practice the five members of this committee are all independent.

2. The Board of Directors has other Consultative Committees which are allocated other functions (Regulation, Service Quality and Customer Service, Institutional Affairs Committee, Innovation and Strategy), which are strongly linked with the businesses developed by the Company and with management aspects.

These Committees are not expressly regulated in the Regulation of the Board of Directors or they are regulated with fewer details as those which are legally mandatory.

In particular, it has been decided that Committees with powers in matters linked to the Company’s businesses and management aspects do not necessarily have to be chaired by independent Directors nor do most of the members of the committees need to have independent directors, but that it is preferable to take into account the technical knowledge and specific expertise of their members when appointing the Director to chair them and the other Directors who should sit on these committees.

53.	The task of supervising compliance with corporate governance rules, internal codes of conduct and corporate social responsibility policy should be assigned to one board committee or split between several, which could be the Audit Committee, the Nomination Committee, the Corporate social responsibility Committee, where one exists, or a dedicated committee established ad hoc by the Board under its powers of self-organisation, with at the least the following functions:

a)	Monitor compliance with the company’s internal codes of conduct and corporate governance rules.

b)	Oversee the communication and relations strategy with shareholders and investors, including small and medium-sized shareholders.

c)	Periodically evaluate the effectiveness of the company’s corporate governance system, to confirm that it is fulfilling its mission to promote the corporate interest and catering, as appropriate, to the legitimate interests of remaining stakeholders.

d)	Review the company’s corporate social responsibility policy, ensuring that it is geared to value creation.

e)	Monitor corporate social responsibility strategy and practices and assess compliance in their respect.

f)	Monitor and evaluate the company’s interaction with its stakeholder groups.

g)	Evaluate all aspects of the non-financial risks the company is exposed to, including operational, technological, legal, social, environmental, political and reputational risks.

h)	Coordinate non-financial and diversity reporting processes in accordance with applicable legislation and international benchmarks.

Complies

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Financial Statements

54.	The corporate social responsibility policy should state the principles or commitments the company will voluntarily adhere to in its dealings with stakeholder groups, specifying at least:

a)	The goals of its corporate social responsibility policy and the support instruments to be deployed.

b)	The corporate strategy with regard to sustainability, the environment and social issues.

c)	Concrete practices in matters relative to: shareholders, employees, clients, suppliers, social welfare issues, the environment, diversity, fiscal responsibility, respect for human rights and the prevention of illegal conducts.

d)	The methods or systems for monitoring the results of the practices referred to above, and identifying and managing related risks.

e)	The mechanisms for supervising non-financial risk, ethics and business conduct.

f)	Channels for stakeholder communication, participation and dialogue.

g)	Responsible communication practices that prevent the manipulation of information and protect the company’s honour and integrity.

Complies

55.	The company should report on corporate social responsibility developments in its Directors’ report or in a separate document, using an internationally accepted methodology.

Complies

56.	Director’s remuneration should be sufficient to attract individuals with the desired profile and compensate the commitment, abilities and responsibility that the post demands, but not so high as to compromise the independent judgement of Non-executive Directors.

Complies

57.	Variable remuneration linked to the company and the Director’s performance, the award of shares, options or any other right to acquire shares or to be remunerated on the basis of share price movements, and membership of long-term savings schemes such as pension plans should be confined to Executive Directors.

The company may consider the share-based remuneration of Non-executive Directors provided they retain such shares until the end of their mandate. This condition, however, will not apply to shares that the Director must dispose of to defray costs related to their acquisition.

Complies

58.	In the case of variable awards, remuneration policies should include limits and technical safeguards to ensure they reflect the professional performance of the beneficiaries and not

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Financial Statements

simply the general progress of the markets or the company’s sector, or circumstances of that kind.

In particular, variable remuneration items should meet the following conditions:

a)	Be subject to predetermined and measurable performance criteria that factor the risk assumed to obtain a given outcome.

b)	Promote the long-term sustainability of the company and include non-financial criteria that are relevant for the company’s long-term value, such as compliance with its internal rules and procedures and its risk control and management policies.

c)	Be focused on achieving a balance between the delivery of short, medium and long-term objectives, such that performance-related pay rewards ongoing achievement, maintained over sufficient time to appreciate its contribution to long-term value creation. This will ensure that performance measurement is not based solely on one-off, occasional or extraordinary events.

Complies

59.	A major part of variable remuneration components should be deferred for a long enough period to ensure that predetermined performance criteria have effectively been met.

Complies

60.	Remuneration linked to company earnings should bear in mind any qualifications stated in the external auditor’s report that reduce their amount.

Complies

61.	A major part of Executive Directors’ variable remuneration should be linked to the award of shares or financial instruments whose value is linked to the share price.

Complies

62.	Following the award of shares, share options or other rights on shares derived from the remuneration system, Directors should not be allowed to transfer a number of shares equivalent to twice their annual fixed remuneration, or to exercise the share options or other rights on shares for at least three years after their award.

The above condition will not apply to any shares that the Director must dispose of to defray costs related to their acquisition.

Explain

Executive Directors have the following shareholdings in Telefónica, S.A.:

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- Mr. César Alierta Izuel has 5,293,554 voting rights which, valued at a price of 10.235 euros, account for 2.429% of his fixed remuneration.

- Mr. Jose María Álvarez-Pallete López has 553,208 voting rights which, valued at a price of 10.235 euros, account for 294% of his fixed remuneration.

- Mr. Santiago Fernández Valbuena has 217,554 voting rights which, valued at a price of 10.235 euros, account for 221% of his fixed remuneration.

These shareholdings owned by Executive Directors demonstrate their commitment to Telefónica, and show that their own interests are aligned with the other shareholders’ interests.

63.	Contractual arrangements should include provisions that permit the company to reclaim variable components of remuneration when payment was out of step with the Director’s actual performance or based on data subsequently found to be misstated.

Partially complies

The Nominating, Compensation and Corporate Governance Committee is empowered to propose that the Board of Directors cancels a variable remuneration payment in the event of circumstances such as those described in this recommendation: The Nominating, Compensation and Corporate Governance Committee will also assess if exceptional circumstances of this kind may even entail the termination of the relationship with the person responsible, proposing measures which are deemed pertinent to the Board of Directors.

64.	Termination payments should not exceed a fixed amount equivalent to two years of the Director’s total annual remuneration and should not be paid until the company confirms that he or she has met the predetermined performance criteria.

Partially complies

With regard to the termination of Executive Directors’ contracts, since 2006 the Company’s policy thereon has, in line with common market practices, included a clause giving them the right to receive compensation equivalent to two years’ remuneration based on the last fixed remuneration and the arithmetical mean of the sum of the last two annual variable payments received in the event that their employment relationship is ended for reasons attributable to the Company or is due to objective reasons such as a change of control in the Company. However, if the employment relationship is terminated for a breach attributable to the Executive Director or Executive, he/she will not be entitled to any compensation whatsoever.

The aforementioned compensation criteria are therefore included in contracts entered into since 2006.

In the case of pre-2006 contracts, the severance benefit to be received by an Executive Director according to their contract is not calculated as per these criteria, but rather is based on other circumstances of a personal or professional nature or on the time when the contract was signed. In these instances, the agreed economic compensation for the termination of the employment relationship, where applicable, consists of four years’ of remuneration at the most based on length of service at the Company. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.

The Executive Director no longer has indemnity or a “golden parachute” clause.

In general, the contracts of members of Senior Management (excluding Executive Directors) include a clause giving them the right to receive the economic compensation indicated below in the event that their employment relationship is ended for reasons attributable to the Company or, in some instances, is due to objective reasons such as a change of control in the Company. However, if the employment relationship is terminated because of a breach attributable to the Executive, he/she will not be entitled to any compensation whatsoever. That notwithstanding, in certain cases the severance benefit to be received by the member of Senior Management according to their contract is not calculated as per these general criteria, but rather is based on other circumstances of a personal or professional nature or on the time when the contract was signed. The agreed economic compensation for the termination of the employment relationship, where applicable, consists of a maximum of three times annual remuneration plus another year based on length of service at the Company. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.

Meanwhile, contracts that tie employees to the Company under a common employment relationship do not include indemnity clauses for the termination of their employment In these cases, the employee is entitled to any indemnity set forth in prevailing labour legislation. However, contracts of some company employees, depending on their level and seniority, as well as their personal or professional circumstances or when they signed their. contracts, establish their right to receive compensation in the same cases as in the preceding paragraph, generally consisting of a year and a half of salary. The annual salary on which the indemnity is based is the last fixed salary and the average amount of the last two variable payments received by contract.

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Financial Statements

H	Other information of interest

1.	If you consider that there is any material aspect or principle relating to the corporate governance practices followed by your company that has not been addressed in this report and which is necessary to provide a more comprehensive view of the corporate governance structure and practices at the company or group, explain briefly.

—

2.	You may include in this Section any other information, clarification or observation related to the above sections of this report provided that they are relevant and non-reiterative.

Specifically indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the compulsory information to be provided when different to that required by this report.

3.	The company may also state whether it voluntarily subscribes to other international, sectorial or other ethical principles or standard practices. If applicable, identify the name of the code and date of subscription.

GENERAL CLARIFICATION: It is hereby stated that the details contained in this report refer to the financial year ended on December 31, 2015, except in those issues in which a different date of reference is specifically mentioned.

- Note 1 to Section A.2.]

On February 9, Blackrock, Inc. filed a Schedule 13G at the Securities Exchange Commission stating that it indirectly owned a total of 253,632,799 shares of Telefónica, S.A. (accounting for 5.09% of the share capital of Telefónica, S.A., at the date of this report). However, as expressly indicated in the aforementioned Schedule 13G, Blackrock, Inc. only has voting rights for 233,260,845 shares of Telefónica, S.A. (which account for 4.68% of the share capital of Telefónica, S.A. at the date of this report).

- Note 2 to Section A.3.]

It should be noted that the Company has an Internal Code of Conduct for Securities Markets Issues setting out, among other issues, the general operating principles for Directors and senior executives when carrying out personal trades involving securities issued by Telefónica, S.A. and financial instruments and contracts whose underlying securities or instruments are issued by the Company.

The general operating principles of this Internal Code of Conduct include transactions subject to notification, action limitations as well as the minimum holding period when acquiring securities in the Company, during which time these may not be transferred, except in the event of extraordinary situations that justify their transfer, subject to authorisation by the Regulatory Compliance Committee.

- Note 3 to Section A.3.]

On January 26, 2016 and February 18, 2016, Mr. César Alierta Izuel notified the Spanish Securities Market Commission of the acquisition of 15 share and 17 shares, respectively, of Telefónica, S.A., as part of the Global Employee Share Plan (“GESP”) approved by the Ordinary General Shareholders Meeting of the Company held on May 30, 2014.

On January 26, 2016 and February 18, 2016, Mr. José María Álvarez-Pallete López notified the Spanish Securities Market Commission of the acquisition of 15 share and 17 shares, respectively, of Telefónica, S.A.,

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Financial Statements

as part of the Global Employee Share Plan (“GESP”) approved by the Ordinary General Shareholders Meeting of the Company held on May 30, 2014.

On January 26, 2016 and February 18, 2016, Mr. Santiago Fernández Valbuena notified the Spanish Securities Market Commission of the acquisition of 11 share and 13 shares, respectively, of Telefónica, S.A., as part of the Global Employee Share Plan (“GESP”) approved by the Ordinary General Shareholders Meeting of the Company held on May 30, 2014.

- Note 4 to Section A.3.]

At the General Shareholders Meeting on May 18, 2011, shareholders approved the introduction of a long-term incentive plan for managers of the Group (including Executive Directors) known as the Performance & Investment Plan (“PIP”). Under this plan, participants who met the qualifying requirements were awarded a certain number of Telefónica, S.A. shares as a form of variable remuneration. This General Shareholders Meeting approved the maximum number of shares to be awarded to Executive Directors subject to their meeting the Co-Investment requirement established in the Plan and the maximum target total shareholder return (TSR) established for each phase.

Moreover, at the General Shareholders’ Meeting on May 30, 2014, shareholders approved the introduction of a new long-term incentive plan for managers of the Group (including Executive Directors), also known as the Performance & Investment Plan (“PIP”). Under this plan, participants who met the qualifying requirements were also awarded a certain number of Telefónica, S.A. shares as a form of variable remuneration. This General Shareholders’ Meeting approved the maximum number of shares to be awarded to Executive Directors subject to their meeting the co-investment requirement established in the Plan and the maximum target total shareholder return (TSR) established for each phase.

In accordance with the above, the amounts appearing in Section A.3. of this report under “Number of direct votes” and “Equivalent number of shares” (i.e. Mr. César Alierta Izuel, 972,000-1,518,750; Mr. José María Álvarez-Pallete López, 576,000-900,000; and Mr. Santiago Fernández Valbuena, 208,000-325,000) relate to the theoretical number of shares assigned and the maximum possible number of shares in the third phase of the Plan approved by the General Shareholders Meeting of 30 May 2014, if the co-investment requirement established in the Plan and the maximum target TSR established for each phase are met.

In the case of Mr. Santiago Fernández Valbuena, the above figure includes 500,000 call options, granting him the right to acquire 500,000 shares of Telefónica, S.A. on the expiry date (September 2, 2016), with a strike price of 15.31 euros.

- Note 5 to Section A.6.]

Shareholder Pact between Telefónica, S.A. – China Unicom (Hong Kong) Limited

In accordance with the provisions of Article 112, Section 2 of the Securities Market Act 24/1988, of July 28 (currently replaced by Article 531 Section 1 of the revised text of the Spanish Corporations Act approved by Royal Decree Law 1/2010, of July 2), on October 22, 2009, the Company notified the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores, “CNMV”) that on September 6, 2009 Telefónica had entered into a mutual share exchange agreement with China Unicom (Hong Kong) Limited, whose clauses 8.3 and 9.2 are considered a shareholder agreement as per Article 530 of the Spanish Corporations Act. By virtue of these clauses, Telefónica may not, while the strategic partnership agreement is in force, offer, issue or sell a significant number of its shares or any convertible security or security that confers the right to subscribe or acquire a significant number of shares of Telefónica, S.A. to any of the main competitors of China Unicom (Hong Kong) Limited. In addition, China Unicom (Hong Kong) Limited undertook not to sell, use or transfer, directly or indirectly, for a period of one year its share in Telefónica’s voting share capital (excluding intragroup transfers). This undertaking was rendered null and void when the aforementioned period of one year had elapsed.

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Financial Statements

At the same time, both parties also undertook similar obligations with respect to the share capital of China Unicom (Hong Kong) Limited.

This mutual share exchange agreement, which includes the shareholder agreement, was filed with the Madrid Mercantile Registry on November 24, 2009.

On January 23, 2011, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Through its subsidiary Telefónica Internacional, S.A.U., Telefónica acquired a number of China Unicom shares amounting to 500 million US dollars from third parties, within nine months of signature of this agreement. In recognition of China Unicom’s stake in Telefónica, the latter commits to proposing the appointment of a board member nominated by China Unicom in the next General Shareholders’ Meeting, in accordance with prevailing legislation and the Company’s By-laws. The General Shareholders’ Meeting held on May 18, 2011 duly approved the appointment of China Unicom’s nominee, Mr. Chang Xiaobing, as member of the Board of Directors.

China Unicom completed the acquisition of Telefónica shares on January 28, 2011, giving it ownership of 1.37% of the Company’s capital.

The Telefónica Group purchased China Unicom shares during 2011 to the amount of 358 million euros. At December 31, 2011, the Telefónica Group held a 9.57% stake in the company.

On June 10, 2012, Telefónica, S.A. through its wholly-owned subsidiary Telefónica Internacional, S.A.U., and China United Network Communications Group Company Limited, through a wholly-owned subsidiary, signed an agreement for the purchase by the latter of 1,073,777,121 shares in China Unicom (Hong Kong) Limited owned by Telefónica, equivalent to 4.56% of its capital.

After securing the requisite regulatory authorizations, the sales transaction was completed on July 30, 2012.

Subsequent to the transaction, Telefónica and China Unicom remained firmly committed to their Strategic Partnership.

Telefónica agreed not to sell the shares it holds directly and indirectly in China Unicom for a period of 12 months as from the date of the agreement.

On November 10, 2014 Telefónica sold 597,844,100 shares in China Unicom, representing 2.5% of the capital of the latter, in a block trade process, at a price of HK $ 11.14 per share, in a total amount of HK $ 6,660 million, approximately 687 million euros at exchange rates on that date.

Telefónica undertook not to sell any shares held directly or indirectly in China Unicom on the market for a period of 12 months from the selling date.

Telefónica maintains its commitment to the Strategic Partnership with China Unicom.

Shareholder Pact between Telefónica, S.A. – Vivendi, S.A.

In September, after the regulatory approval from Conselho Administrativo de Defesa Econômica (CADE), Telefónica, S.A. delivered 46.0 million of its treasury shares representing 0.95% of its share capital, in exchange for 58.4 million preference shares of Telefónica Brasil, S.A. (received by Vivendi, S.A. as part of the acquisition of GVT Participaçoes, S.A.), accounting for approximately 3.5% of the share capital of Telefónica Brasil, S.A.

By virtue of this agreement, Vivendi, S.A. has agreed to a number of obligations, including the following: (i) to refrain from selling shares of Telefónica during certain periods (lock up), and (ii) accept certain restrictions which, in the event of transfer, once the lock up periods have elapsed, guarantee that such shares are sold in an orderly manner.

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Financial Statements

- Note 6 to Section A.9.bis]

As stated in Section A.6 of this report, in September 2015, after the regulatory approval from Conselho Administrativo de Defesa Econômico (CADE) delivered to Vivendi 46.0 million of its treasury representing 0.95% of its share capital, in exchange for 58.4 million preference shares of Telefónica Brasil, S.A. (received by Vivendi, S.A. as part of the acquisition of GVT Participaçoes, S.A.), accounting for approximately 3.5% of the share capital of Telefónica Brasil, S.A.

By virtue of this agreement, Vivendi, S.A. has agreed to a number of obligations, including the following: (i) refrain from selling shares of Telefónica during certain periods (lock up), and (ii) accept certain restrictions which, in the event of transfer, once the lock up periods have elapsed, guarantee that such shares are sold in an orderly manner.

Now that these lock up periods have elapsed, Telefónica cannot say if Vivendi, S.A. has proceeded to sell, either partially or in full, the 46.0 million shares which account for 0.95% of the share capital of Telefónica, S.A. However, the aforesaid percentage of 0.95% of share capital has not been included in the percentage of “estimated free-float capital” set out in section A.9.bis of this Report.

- Note 7 to Section A.10.]

In accordance with Article 26 of the Corporate By-laws, no shareholder may cast a number of votes in excess of 10% of the total voting capital existing at any time, regardless of the number of shares held by such shareholder and in full compliance with mandatory requirements of law. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10% voting ceiling.

The limit described above also applies to the number of votes that can be cast either jointly or separately by two or more legal entity shareholders belonging to the same corporate group and to the number of votes that may be cast altogether by an individual or legal entity shareholder and any entity or entities that they directly or indirectly control and which are also shareholders.

For the purposes of the provisions contained in the preceding paragraph, the provisions of Section 18 of the current Spanish Corporations Act shall apply in order to decide whether or not a group of entities exists and to examine the situations of control indicated above.

In relation to the above and in accordance with the provisions of Article 527 of the Spanish Corporations Act, any clauses in the By-laws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will be rendered null and void when, subsequent to a takeover bid, the buyer has a stake equal to or over 70% of share capital which confers voting rights, unless the buyer was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.

- Note 8 to Section C.1.12.]

Mr. Ignacio Moreno Martínez of Secuoya, Grupo de Comunicación, S.A., is the individual representing the Board member Cardomana Servicios y Gestiones, S.L.

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Financial Statements

- Note 9 to Section C.1.16.]

For these purposes, Senior Executives are understood to be individuals who perform senior management functions reporting directly to the management bodies, or their Executive Commissions or CEOs. For the purposes of annual remuneration, the head of Internal Audit is also included.

- Note 10 to Section C.1.17.]

Mr. Antonio Massanell Lavilla is the Non-Executive Chairman of Cecabank, S.A.

Mr. Antonio Massanell Lavilla is member of the supervisory board of East Group Bank.

Mr. José Fernando de Almansa Moreno-Barreda is Acting Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and of BBVA Bancomer, S.A.

- Note 11 to Section C.1.18]

Following the approval of the resolutions to amend the Bylaws and the Regulations of the Board of Directors adopted in the General Shareholders Meeting held on June 12, 2015, the Board of Directors held a meeting on November 25, 2015 in which it approved the amendment of its Regulations, within a framework of proper coordination between the regulatory texts dealing with the corporate governance regulations of the Company.

As with the amendments of the Bylaws, the modification of the Board of Directors Regulations is mainly aimed at incorporating the amendments approved by the General Shareholders Meeting in the regulatory text, thereby adapting it to the legal reforms introduced in the Spanish Corporations Act by Act 31/2014, of 3 December, which amends the Spanish Corporations Act in order to improve corporate governance.

The amendment of the Board of Directors’ Regulation, i) has taken into account the contents of the new recommendations included in the Corporate Governance Code of Listed Companies, approved by a resolution of the Board of the National Securities Exchange Commission (CNMV) on February 18, 2015, given the Company’s multi-national profile and its specific characteristics; and ii) has taken advantage of the reform to adapt the Regulations of the Board of Directors to the new developments in the Audit and Control Committee regulation introduced by the Account Auditing Act 22/2015, of 20 July.

In particular, the proposal focuses on the following areas:

1.	Amendment of Articles 5 and 7, concerning General Functions and the Business Principles of the Board of Directors, to: i) reflect the new legal dispositions of Articles 249 bis and 529 ter of the Spanish Corporations Act, and ii) adapt its content to Articles 204.1, 217.4 and 228.d) of the Spanish Corporations Act and comply with Recommendation 12 of the Corporate Governance Code of Listed Companies.

2.	Amendment of Article 9, regarding the Qualitative Composition of the Board of Directors, to adapt it to the wording of Article 529 duodecies of the Spanish Corporations Act.

3.	Amendment of Articles 10, 11 and 12, on the Nominating and Termination of Directors (Article 10 “Selection, nominating, re-election and ratification of Directors”; Article 11 “Tenure”; and Article 12 “Termination of Directors”), to: i) adapt them to the requirements introduced in Articles 529 decies.7 and 529 bis of the Spanish Corporations Act and also, partially, the contents of Recommendation 14 of the Corporate Governance Code of Listed Companies, ii) its/their adaptation to the amendment of Article 29.1 of the Bylaws, which is in turn necessitated by Article 529 undecies of the Spanish Corporations Act, and iii) formalise compliance of Recommendations 21 and 24 of the Corporate Governance Code of Listed Companies.

4.	Amendment of Articles 13 and 14, concerning the Chairman and Vice Chairman of the Board of Directors, to adapt the new dispositions of Article 529 sexies of the Spanish Corporations Act, and taking into account Recommendation 33 of the Corporate Governance Code for Listed Companies.

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Financial Statements

5.	Amendment of Article 17, regarding the Lead Independent Director, to adapt it to the new Article 529 septies of the Spanish Corporations Act, and comply with Recommendation 34 of the Corporate Governance Code for Listed Companies.

6.	Amendment of Articles 18 and 19, concerning the Meetings and Development of meetings of the Board of Directors, to adapt the new dispositions of Article 529 quáter, 529 sexies and 529 octies of the Spanish Corporations Act, and taking into account the contents of Recommendation 31 of the Corporate Governance Code for Listed Companies.

7.	Amendment of Article 22, which concerns the Audit and Control Committee, to adapt it to Article 529 quaterdecies of the Spanish Corporations Act following the reforms set out in the Account Auditing Act 22/2015, of 20 July, and complying with Recommendations 39 and 44 of the Corporate Governance Code for Listed Companies.

8.	Amendment of Article 23, on the Nominating, Remuneration and Corporate Governance Committee, to adapt it to Article 529 quindecies of the Spanish Corporations Act, and to comply with Recommendations 49, 50 and 51 of the Corporate Governance Code of Listed Companies.

9.	Amendment of Articles included in Chapter II of Title V of the Board of Directors’ Regulations, concerning Directors’ Obligations (Article 28 “Duty of diligence”; Article 29 “Duty of loyalty”; Article 30 “Specific manifestations of the duty of loyalty”; and Article 33 “Directors’ Responsibility”); to adapt their content to Articles 225, 227, 228, 229, and 230 of the Spanish Corporations Act, taking into account the contents of Recommendation 25 of the Corporate Governance Code for Listed Companies.

10.	Amendment of Articles 34 and 35, on the Remuneration of the Board of Directors, to adapt them to the amendment of Article 35 of the Bylaws, and the wording of Articles 529 septdecies and 529 octodecies and – partially – 217.4, all in the Spanish Corporations Act. Technical improvements and improvements in wording are also introduced.

11.	Amendment of Articles included in Title VI, concerning the Relations of the Board of Directors (Article 36 “Shareholder relations”; Article 37 “Relations with institutional investors”, which is changed to “Publicity of shareholder relations”; Article 38 “Related party transactions”; Article 39 “Market Relations”; and Article 40 “Relations with Auditor”), in order to adapt them to the dispositions of Articles 230 and 529 ter of the Spanish Corporations Act and to include and to take into account the contents of Recommendations 4, 8, 18, 32 and 42 of the Corporate Governance Code for Listed Companies.

12.	A new revised text to include the amendments made in previous sections.

- Note 12 to Section C.1.19.]

Selection and appointment

Telefónica’s Bylaws state that the Board of Directors shall be composed of a minimum of five members and a maximum of twenty, to be appointed at the General Shareholders Meeting. Directors are appointed for a period of no longer than four years, and may be re-elected for one or more subsequent periods of no longer than four years at a time. The Board of Directors may, in accordance with the Spanish Corporations Act and the Company Bylaws, provisionally co-opt Directors to fill any vacancies.

The Board of Directors shall have the power to fill, on an interim basis, any vacancies that may occur therein, by appointing, in such manner as is legally allowed, the persons who are to fill such vacancies until the holding of the next General Shareholders Meeting.

Also, in all cases, proposed appointments of Directors must follow the procedures set out in the Company’s Bylaws and Regulations of the Board of Directors and be preceded by the appropriate favourable report by the Nominating, Compensation and Corporate Governance Committee and in the case of independent Directors, by the corresponding proposal by the Committee. Proposals for individuals to represent legal entities (companies) have to be made following a report by the Nominating, Compensation and Corporate Governance Committee.

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Financial Statements

Therefore, in exercise of the powers delegated to it, the Nominating, Compensation and Corporate Governance Committee must assess the skills, knowledge and experience required in the Board of Directors, defining the functions and abilities needed by candidates to cover each vacancy,and evaluating the time and dedication needed for them to efficiently perform their duties. It will also have to escalate proposed appointments of independent Directors to the Board of Directors by co-option or for the decision to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting. It will also have to escalate proposed appointments of other Company Directors to the Board of Directors for appointment by co-option or for the design to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting.

In line with the provisions of its Regulations, the Board of Directors, exercising the right to fill vacancies by interim appointment and to propose appointments to the shareholders at the General Shareholders Meeting, shall ensure that, in the composition of the Board of Directors, external or non-executive Directors represent an ample majority over executive Directors. Similarly, the Board shall ensure that the total number of independent Directors represents at least one third of the total number of Board members.

The nature of each Director shall be explained by the Board of Directors to the shareholders at the General Shareholders Meeting at which the appointment thereof must be made or ratified. Furthermore, such nature shall be reviewed annually by the Board after verification by the Nominating, Compensation and Corporate Governance Committee, and reported in the Annual Corporate Governance Report.

In any event, and in the event of re-election or ratification of Directors by the General Shareholders Meeting, the report of the Nominating, Compensation and Corporate Governance Committee, or, in the case of independent Directors, the proposal of said Committee, will contain an assessment of the work and effective time devoted to the post during the last period in which it was held by the proposed Director.

Both the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that those proposed for the post of Director should be persons of recognised calibre, qualifications and experience, who are willing to devote the time and effort necessary to carrying out their functions, and shall take extreme care in the selection of persons to be appointed as independent Directors.

The Board of Directors will have to ensure that Board members are selected using procedures that guarantee gender equality and diversity of knowledge and experience, that prevent any underlying bias would could cause any kind of discrimination, and, in particular, that the procedures should favour the selection of female directors.

In its meeting on November 25, 2015, the Board of Directors approved a Female Director Selection Policy which is aimed at ensuring that appointment or re-election proposals meet the Board’s requirements as set out in a preliminary analysis, encouraging gender equality and diversity of knowledge and experience, preventing any underlying bias would could cause any kind of discrimination. This Director Selection Policy is available on the Company’s corporate website.

The result of the preliminary analysis of the needs of the Board of Directors will be set out in the report of the Nominating, Compensation and Corporate Governance Committee, which will be published on calling the General Shareholders Meeting at which each Director will be submitted for ratification, appointment or re-election.

Every year, the Nominating, Compensation and Corporate Governance Committee will check that the Director selection policy is complied with, and will report with such information in the Annual Corporate Governance Report.

Re-election

Directors can be re-elected once or several times for the same periods as the initial period.

As with appointments, proposals for the reappointment of Directors must be preceded by the corresponding report by the Nominating, Compensation and Corporate Governance Committee, and in the case of independent Directors, by the corresponding proposal by the Committee.

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Appraisal

In accordance with the Regulations of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee has the powers to organise and coordinate, together with the Chairman of the Board of Directors, the regular assessment of said body, after which the Board of Directors approves the assessment of its function and the functioning of its Committees.

In accordance with the above, it should be noted that the Board of Directors and its Committees carry out a periodic evaluation of the operation of the Board of Directors and of the Committees thereof in order to determine the opinion of Directors regarding the workings of these bodies and to establish any proposals for improvements to ensure the optimum working of the company’s governing bodies.

Removal and dismissal

Directors’ shall cease to hold office when the term for which they were appointed expires, or when so resolved by the shareholders at the General Shareholders Meeting in the exercise of the powers legally granted to them.

Directors who give up their place before their tenure expires, should state their reasons in a letter to be sent to all members of the Board of Directors.

The Board of Directors shall not propose the removal of any independent Director prior to the end of the Bylaw-mandated period for which they have been appointed, unless there are due grounds therefore acknowledged by the Board alter a report from the Nominating, Compensation and Corporate Governance Committee. Specifically, due grounds shall be deemed to exist when the Director has failed to perform the duties inherent to his position.

The removal of independent Directors may also be proposed as a result of Takeover Bids, mergers or other similar corporate transactions that represent a change in the structure of the Company’s capital.

- Note 13 to Section C.1.31.]

In accordance with US securities market regulations, the information contained in the Annual Report in 20-F format (which includes the Consolidated Financial Statements of the Telefónica Group), filed with the Securities and Exchange Commission, is certified by the Executive Chairman of the Company and by the CFO. This certification is made after the Financial Statements have been prepared by the Board of Directors of the Company.

- Note 14 to Section C.1.39.]

Financial year 1983 was the first audited by an External Auditor. Previously the financial statement were revised by chartered accountants (known at the time as “censores de cuentas”). Therefore, 1983 is the base year taken for calculating the percentage in the case of audits of the Financial Statements of Telefónica, S.A., while 1991 is the date taken for the calculation of the percentage in the case of the Consolidated Financial Statements, as 1991 was the first year in which the Telefónica Group prepared Consolidated Financial Statements.

- Note 15 to Section C.2.1]

Pursuant to the provisions of Article 39 of the Corporate Bylaws of Telefónica, S.A., Article 22 of the Regulations of the Board of Directors of the Company regulates the Audit and Control Committee in the following terms:

a) Composition.

The Audit and Control Committee shall consist of such a number of members as the Board of Directors determines at any given time, who shall in no case be less than three and shall be appointed by the Board of Directors. All members thereof must be external or non-executive Directors, and most of them must be at

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least Independent Directors. When appointing its members, and, in particular, when appointing its Chairman, the Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting, auditing or both, as well as in risk management. Overall, the members of the Committee will have the adequate technical knowledge in relation to the Company’s sector of activity.

The Chairman of the Audit and Control Committee, who shall in all events be an independent Director, shall be appointed from among its members, and shall be replaced every four years; he may be re-elected after one year from the date when he ceased to hold office.

b) Duties.

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:

1)	Report to the General Shareholders Meeting regarding matters addressed in the Committee for which it is responsible, and, in particular, regarding the result of the audit, and explain how the audit has improved the integrity of the financial information and the function played by the Committee in this process.

2)	Escalate proposals for selection, appointment, re-election and replacement of the external auditor to the Board of Directors, taking responsibility for the selection process as established in prevailing laws, as well as the recruitment conditions, and regularly gather information from the auditor about the audit plan and its execution, as well as safeguarding its independence in exercising its functions.

3)	To supervise internal audit and, in particular:

a)	Ensure the independence and efficiency of the internal audit function;

b)	Propose the selection, appointment and removal of the person responsible for the internal audit;

c)	Propose the budget for such service;

d)	Review the annual internal audit work plan and the annual activities report;

e)	Receive periodic information on its activities; and

f)	Verify that the senior executive officers take into account the conclusions and recommendations of its reports.

4)	Oversee the process of preparing and presenting mandatory financial reporting and submitting recommendations of proposals to the administrative body aimed at safeguarding its integrity. With respect thereto, it shall be responsible for supervising the process of preparation and the completeness of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

5)	Monitor the effectiveness of the Company’s internal control, internal audit and risk management systems, including fiscal risks, and discuss with the Auditors significant weaknesses in the internal control system detected during the audit, without compromising their independence at any time. For that purposes, if deemed necessary, it can submit recommendations or proposals to the Board of Directors and an appropriate monitoring period. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following:

a)	the types of risk (operational, technological, financial, legal and reputational) facing the company;

b)	the risk level that the Company deems acceptable; the measures to mitigate the impact of the identified risks, should they materialise; and

c)	the control and information systems to be used to control and manage these risks.

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6)	Establish and supervise a system that allows employees to confidentially and anonymously report potentially significant irregularities, particularly any financial and accounting irregularities detected within the Company.

7)	Establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the Auditor’s independence, and, when applicable, the authorisation of permitted services, according to current legislation, and such other communications as may be provided for in auditing legislation and in technical auditing regulations. In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as in-depth and individualised information regarding additional services of any kind provided as well as the fees received to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.

8)	Issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion on whether the independence of the Auditor is compromised. This report will focus on the assessment of the provision of each and every one of the additional services referred to in point 7) above, considered individual and in their entirety, other than legal audit, and in relation to the regime of independence or laws regulating auditing activities.

9)	Analyse and report on economic conditions, the accounting impact, and, if applicable, the proposed exchange ratio in structural and corporative modification transactions which the Company intends to perform, before being submitted to the Board of Directors.

10)	Preliminary reporting to the Board of Directors regarding all matters set out in prevailing legislation and in the Bylaws, and, in particular, concerning:

1.	The financial information that the Company must periodically disclose;

2.	The creation or acquisition of shareholdings in special purpose entities or companies with registered addresses in countries or territories considered to be tax havens; and

3.	Related party transactions.

11)	Exercise all the pertinent functions of the Audit Committee established at any given time by prevailing laws in regard to Group companies which are considered to be Public Interest Entities (as these are defined in applicable laws), provided that they are fully owned, either directly or indirectly, by the Company pursuant to applicable laws, and whose administration is not attributed to a Board of Directors.

The dispositions of sections 2, 7 and 8 are understood to be without prejudice to general auditing regulations.

c) Operation.

The Audit and Control Committee shall meet at least once every quarter and as often as appropriate, when called by its Chairman.

In the performance of its duties, the Audit and Control Committee may require that the Company’s Auditor and the person responsible for internal audit, and any employee or senior executive officer of the Company, attend its meetings.

Most significant actions during the year.

The main activities and actions carried out by the Audit and Control Committee of the Board of Directors of Telefónica, S.A. during 2015 concerned the powers and duties of the Committee, due to both legal requirements and also to the interest arising according to the nature of such powers. The Audit and Control Committee has analysed and reviewed a number of questions which include the following:

•

In financial matters: i) review of the Company’s financial reporting (2014 Annual Accounts and Management Reports, and the regular quarterly and half-yearly financial information), ii) review of prospectuses presented by the Company to different supervisory Bodies (which include the 20-F

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Financial Report and a number of Prospectuses for financing (shares and debt) arrangements), and iii) review of single-theme presentations on financial matters and changes in accounting standards.

•	Regarding the external auditor: i) proposed appointment and fees to be received, ii) review of audit tasks and limited reviews conducted by the external auditor with regard to the financial reporting referred to above.

•	Regarding internal control: i) of cross-cutting processes, investigations and inspections, ii) risk management system, and iii) inspection, investigation and fraud tasks in the field of regulatory compliance, including anti-corruption rules.

- Note 16 to Section C.2.1.]

Pursuant to the provisions of Article 40 of the Corporate Bylaws of Telefónica, S.A., Article 23 of the Regulations of the Board of Directors of the Company regulates the Nominating, Compensation and Corporate Governance Committee in the following terms:

a) Composition.

The Nominating, Compensation and Corporate Governance Committee shall consist of such a number of members as the Board of Directors determines at any given time, who shall in no case be less than three and shall be appointed by the Board of Directors. All members thereof must be external or non-executive Directors, and most of them must be at least Independent Directors.

The Chairman of the Nominating, Compensation and Corporate Governance Committee, who shall in all events be an Independent Director, shall be appointed from among its members.

b) Duties.

Notwithstanding other duties entrusted it by the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall have the following duties:

1)	Assess the skills, knowledge and experience necessary in the Board of Directors. For these purposes, it will define the roles and capabilities required of the candidates to fill each vacancy, and assess the time and dedication necessary for them to efficiently perform their duties.

2)	Set a target of representation for the least represented gender on the Board of Directors and provide guidelines about how this target might be reached.

3)	Escalate proposed appointments of independent Directors to the Board of Directors by co-option or for the decision to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting.

4)	Submit proposed appointments of other Company Directors to the Board of Directors for appointment by co-option or for the decision to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting. It will also have to escalate proposals for appointments or termination of the Secretary, and, if applicable, of the Deputy Secretary of the Board of Directors, and also proposals for the appointment, re-election and termination of Directors in their subsidiary companies.

5)	Report on proposals to appoint or to terminate the Senior Management of the Company and their subsidiaries.

6)	To report on the proposals for appointment of the members of the Executive Commission and of the other Committees of the Board of Directors, as well as the respective Secretary and, if applicable, the respective Deputy Secretary.

7)	To propose to the Board of Directors the appointment of the Lead Director from among the Independent Directors.

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8)	To organise and coordinate, together with the Chairman of the Board of Directors, a periodic assessment of the Board, pursuant to the provisions of these Regulations.

9)	To inform on the periodic assessment of the performance of the Chairman of the Board of Directors.

10)	To examine or organize the succession of the Chairman of the Board of Directors and, if applicable, to make proposals to the Board of Directors so that such succession occurs in an orderly and well-planned manner.

11)	To propose to the Board of Directors, within the framework established in the Corporate Bylaws, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 34 of the Regulations of the Board.

12)	To propose to the Board of Directors, within the framework established in the Bylaws, the extent and amount of the compensation, rights and remuneration of a financial nature of the Chairman of the Board of Directors, the Executive Directors and the senior executives of the Company, as well as the basic terms of their contracts, for purposes of contractual implementation thereof.

13)	To prepare and propose to the Board of Directors an annual report regarding the Directors’ compensation policy.

14)	To verify information on the remuneration of Directors and senior management contained in the various corporate documents, including the annual report on Directors’ remuneration.

15)	To supervise compliance with the Company’s internal rules of conduct and the corporate governance rules thereof in effect from time to time.

16)	To exercise other powers assigned to the Nominating, Compensation and Corporate Governance Committee in this Regulation.

c) Operation.

In addition to the meetings provided for in the annual schedule, the Nominating, Compensation and Corporate Governance Committee shall meet whenever the Board of Directors of the Company or the Chairman of the Board of Directors requests the issuance of a report or the making of a proposal within the scope of its powers and duties, provided that, in the opinion of the Chairman of the Committee, it is appropriate for the proper implementation of its duties.

The Nominating, Compensation and Corporate Governance Committee will consult with the Chairman of the Board of Directors particularly when concerning matters relating to executive directors and senior officers.

Most significant actions during the year.

The main activities and actions carried out by the Nominating, Compensation and Corporate Governance Committee of the Board of Directors of Telefónica, S.A. during 2015 concerned the powers and duties of the Committee, due to both legal requirements and also to the interest of the matter arising in each case in accordance with such powers. The Nominating, Compensation and Corporate Governance Committee has analysed and informed a number of questions which include the following:

•	The policy and remuneration system for Directors and Executives of the Telefónica Group (fixed and variable remuneration, and action plans).

•	Proposed appointments relating to the Board of Directors of Telefónica, S.A. and Subsidiaries.

•	Proposed modifications in the organisational structure of the Telefónica Group.

•	Modifications in the corporate governance system of Telefónica, S.A., (Bylaws, Regulation of the General Shareholders Meeting and Board of Directors, Director Selection Policy and Reporting, Communication and Contacts with Shareholders, Institutional Investors and Voting Advisors of Telefónica, S.A.).

•	2014 Corporate Governance Report and Remuneration Report.

- Note 17 to Section D. 2.]

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It is important to note that:

Transactions included in this section under ´Other´, amounting to 18,498,985 with BBVA, S.A. refer to Dividends received (16,002) and to Derivatives (18,482,983).

Transactions included in this section under ´Other´, for the sum of 1,522,510 with BBVA, S.A. refer to Other Revenues (17,119), to Outstanding factoring operations (163,599), to Other Transactions (83), to Other Expenses (265) and to Derivatives (1,341,444).

Transactions included in this section under ´Other´, for the sum of 1,240,623 with “la Caixa” Group, refer to Derivatives.

Transactions included in this section under ´Other´, for the sum of 168,000 with “la Caixa” Group, refer to Other Expenses (18) and outstanding factoring operations (150,000).

In addition, the nominal value of outstanding derivatives held with BBVA and la Caixa in 2015 amounted to 19,824 and 1,241 million euros, respectively. As explained in Derivatives policy in Note 16 of the Consolidated Annual Accounts, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. The fair value of these same derivatives in the statement of financial position is 948 and 26 million euros, respectively, in 2015.

- Note 18 to Section D.5.]

The Director Mr. Carlos Colomer Casellas is an Independent Director of Abertis Infraestructuras, S.A., the parent company of the Abertis Group. Telefónica has entered into agreement with Abertis, through its company On Tower Telecom Infraestructuras, S.A. (formerly called Abertis Tower, S.A.), by virtue of which Telefónica España, S.A.U. has sold telephony towers for 44 and 224 million of euros in 2015 and 2014, respectively, reporting profits of 38 million euros in 2015 and of 193 million euros in 2014. it has also been arranged for On Tower Telecom Infraestructuras, S.A. to lease certain spaces in those infrastructure facilities in order for Telefónica Móviles España, S.A.U. to place its communication equipment.

On December 18, 2015, a Joint Venture was set up between China Unicom for the development of Big Data Services in China, using “Smart Steps” technology, developed by Telefónica. Telefónica has a stake of 45% through Telefónica Capital España, S.L. and China Unicom Broadband online limited corp. has an stake of 55%. The share capital of this company amounts to 16 millions of euros which has not been disbursed at December 31, 2015.

Finally, it should be said that as of the year 2010, Telefónica, S.A. adheres to the Code of Good Fiscal Practices, as approved by the Large Companies’ Forum – a body in which major Spanish companies and the Spanish tax authorities participate –, and complies with the content of the same.

Similarly, Telefónica Group is committed to the application of the Universal Declaration of Human Rights, the United Nations Global Compact, and other conventions and treaties agreed by international bodies such as the Organization for Economic Cooperation and Development and the International Labor Organization.

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This annual corporate governance report was approved by the company’s Board of Directors at its meeting held on February 24, 2016.

List whether any directors voted against or abstained from voting on the approval of this report.

No

Name or corporate name of director	Reasons (voted against, abstention, non-attendance)	Explain the reasons
—	—	—

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APPENDIX TO THE TELEFÓNICA, S.A. 2015 ANNUAL CORPORATE GOVERNANCE REPORT

E.3 Indicate the main risks, including tax risks, which may prevent the company from achieving its targets.

The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect the Group exclusively, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company, and which could affect its business, its financial position, reputation, corporate image and brand, and its results, should be considered in conjunction with the information contained in the financial statements, and are as follows:

Group-related risks

Worsening of the economic and political environment could negatively affect Telefónica’s business.

Telefónica’s international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to various legislations, as well as to the political and economic environments of the countries in which it operates. Any adverse developments or even uncertainties in these countries, including exchange-rate or sovereign-risk fluctuations, may adversely affect the business, financial position, cash flows and/or the performance of some or all of the Group’s financial indicators.

Economic conditions may adversely affect the level of demand of existing and prospective customers as they may no longer deem critical the services offered by the Group.

Growth in Europe may be affected by political uncertainty in some European countries (including Spain), a possible revival of the crisis in Greece, restructuring of the banking sector, the impact of steps taken towards a EU banking union and a capital markets union and the referendum to be held in the near future in the United Kingdom, among others. In 2015, the Telefónica Group obtained 26.3% of its revenues in Spain and 16.7% in Germany.

In Latin America, higher exchange rate risks stand out after the large depreciation undergone by most currencies in this region, affected by the fall in commodity prices, the uncertainties about growth in China, and the interest rate evolution in the United States, among other macroeconomic factors. Abrupt exchange rate movements could especially be triggered by scenarios characterized by high inflation and fiscal and external deficits. In this regard, it should be noted that the Venezuelan bolivar exchange rate quoted in SIMADI has remained stable for a year despite the high increase in prices accumulated over this period, increasing the risk of readjustment. In addition, the Argentine peso (which already experienced a sharp depreciation in December 2015) is experiencing some depth constraints in its trading market, and the Brazilian real (which also experienced a depreciation in 2015) has remained volatile at the beginning of 2016. Cash flows from countries in this region could decrease, and financial conditions could become more unfavorable if any of these elements were to worsen in the future.

Some of the most significant macroeconomic risk factors in the region affect Brazil, where there is a combination of high inflation, negative economic growth rates and significant internal and external financing needs. All these elements have led to new downgrades to the country’s credit rating.

Moreover, the recent fall in oil prices and other commodity prices is having a negative impact on the external and fiscal accounts in Chile, Peru, Colombia, Mexico, and Ecuador (which has a dollarized economy, and is currently experiencing a lower supply of U.S. dollars).

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In Argentina, the new government is focused on resolving Argentina’s macroeconomic and financial imbalances and on recovering international confidence. Although reforms taking place may have positive effects in the medium term, short term risks persist.

In Venezuela after the parliamentary elections in which the Democratic Unity Roundtable (an opposition coalition to the ruling United Social Party of Venezuela) claimed the majority of seats in the National Assembly, a new economic emergency decree was announced which could increase state control on private businesses. In addition, there continues to be very limited access to U.S. dollars.

For the year ended December 31, 2015, Telefónica Hispanoamérica and Telefónica Brazil represented 30.5% and 23.4% of the Telefónica Group’s revenues, respectively. Moreover, approximately 35.6% of the Group’s revenues in the telephony business were generated in countries that do not have investment grade status (in order of importance Brazil, Argentina, Ecuador, Venezuela, Nicaragua, Guatemala, El Salvador and Costa Rica), and other countries are only one notch away from losing this threshold. At December 31, 2015 the percentage of Telefónica’s net financial debt in Latin American currencies stood at 13%.

“Country risk” factors include the following, among others:

•	unexpected adverse changes in regulation or administrative policies, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approval);

•	abrupt exchange rate movements;

•	expropriation or nationalization of assets, adverse tax decisions, or other forms of state intervention;

•	economic-financial downturns, political instability and civil disturbances; and

•	maximum limits on profit margins imposed in order to limit the prices of goods and services through the analysis of cost structures (for example, in Venezuela, a maximum profit margin has been introduced that will be set annually by the Superintendence for Defense of Socioeconomic Rights).

Any of the foregoing may adversely affect the business, financial position, results of operations and cash flows of the Group.

The Group’s financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates, interest rates or financial investment risks.

At December 31, 2015, 48.8% of the Group’s net debt (in nominal terms) was pegged to fixed interest rates for a period greater than one year, while 28% was denominated in a currency other than the euro.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at December 31, 2015: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 245 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies except the euro, the U.S. dollar and the pound sterling (these to zero rates in order to avoid negative rates), would lead to a reduction in financial expenses of 75 million euros. These calculations were made assuming a constant currency and a balance position equivalent to the position at that date and bearing in mind the derivative financial instruments arranged.

According to the Group’s calculations, the impact on net financial expense by changes in the value of a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange losses of 33 million euros, primarily due to the weakening of the Venezuelan bolívar fuerte and the Argentine peso. These calculations were made assuming a constant currency position with an impact on profit or loss at December 31, 2015, including derivative instruments in place. At December 31, 2015, 31.3% of the Telefónica Group’s operating income before depreciation and amortization (OIBDA) was concentrated in Telefónica Brazil and 38.2% in Telefónica Hispanoamérica.

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The Telefónica Group uses a variety of strategies to manage these risks, mainly through the use of financial derivatives, which themselves also expose us to risk, including counterparty risk. Furthermore, the Group’s risk management strategies may not achieve the desired effect, which could adversely affect the Group’s business, financial condition, results of operations and cash flows.

Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.

The performance, expansion and improvement of the Telefónica Group’s networks, the development and distribution of the Telefónica Group’s services and products, the development and implementation of Telefónica’s strategic plan and new technologies, the renewal of licenses or the expansion of the Telefónica Group’s business in countries where it operates, may require a substantial amount of financing.

A decrease in the liquidity of the Company, a difficulty in refinancing maturing debt or raising new funds as debt or equity, could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group’s business, financial condition, results of operations or cash flows.

Funding could be more difficult and costly in the event of a significant deterioration of conditions in the international or local financial markets (especially considering the recent volatility resulting from uncertainties regarding China, the decline in commodity prices and the hikes in interest rates approved by the Federal Reserve, all of which impact Latin America), or if there is an eventual deterioration in the solvency or operating performance of the Company, or if Telefónica’s divestment of its operations in the United Kingdom were to not be completed, or as a consequence of a credit rating downgrade of Spanish sovereign risk by rating agencies.

At December 31, 2015, gross financial debt scheduled to mature in 2016 amounted to 11,275 million euros (which includes the net position of derivative financial instruments and certain current payables), and gross financial debt scheduled to mature in 2017 amounted to 8,461 million euros.
In accordance with its liquidity policy, the Company has fully covered its gross debt maturities until the end of 2016 with cash and credit lines available at December 31, 2015, including a syndicated credit facility signed in November 2015 with several national and foreign institutions amounting to 3,000 million euros with a maturity of up to 27 months. Our liquidity could be affected if Telefónica’s divestment of its operations in the United Kingdom is finally not consummated, or if market conditions make it difficult to renew existing undrawn credit lines, 8.7% of which, at December 31, 2015, were scheduled to mature prior to December 31, 2016.

In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could lead to a negative impact on the availability and cost of Telefonica’s financing and its liquidity strategy; which could have, as well, a negative effect on the Group’s business, financial condition, results of operations or cash flows.

Telefónica’s divestment of its operations in the United Kingdom may not materialize.

On March 24, 2015, Telefónica and Hutchison signed an agreement for the acquisition by the latter of Telefónica’s operations in the UK (O2 UK) for a price (firm value) of 10,250 million pounds sterling in cash (approximately 14,000 million euros at the exchange rate as of the date of the agreement), composed of (i) an initial amount of 9,250 million pounds sterling (approximately 12,640 million euros as of the date of the agreement) which would be paid at closing and (ii) an additional deferred payment of 1,000 million pounds sterling (approximately 1,360 million euros) to be paid once the cumulative cash flow of the combined company in the United Kingdom has reached an agreed threshold.

Completion of the transaction is subject to, among other conditions, the approval of the European Comission and the obtainment of waivers to some contractual provisions affected by the sale, including those related to network alliances, as well as change of control provisions under certain contractual arrangements with third parties. As of the date of the issuance of these Financial Statements, such conditions had not been met. The European Commission authorization process is ongoing.

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As completion of the share purchase agreement is conditional on the satisfaction (or, if applicable, waiver) of certain conditions, the acquisition may or may not proceed. If the abovementioned divestment is ultimately not consummated, or it is consummated under conditions other than those initially reported, this could have a material adverse effect on the trading price of Telefónica’s ordinary shares, bonds and financial instruments, and its leverage.

Risks Relating to the Group’s Industry

The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.

The telecommunications sector is subject to laws and regulations in different countries, and additionally, many of the services the Group provides require the granting of a license, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to spectrum availability. Among the main risks of this nature are those related to spectrum regulation and licenses/concessions, rates, Universal Service regulation, regulated wholesale services over fiber networks, privacy, functional separation of businesses and network neutrality.

Thus, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to administrative bodies’ decisions, such as economic fines for serious breaches in the provision of services and, potentially, revocation or failure to renew these licenses, authorizations or concessions, or the granting of new licenses to competitors for the provisions of services in a specific market.

In this regard, the Telefónica Group pursues its license renewals in the terms referred in their respective contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases complying with certain obligations is required, including, among others, minimum specified quality, service and coverage standards and capital investment. Failure to comply with these obligations could result in the imposition of fines, revision of the contractual terms, or even the revocation of the license, authorization or concession. Additionally, the Telefónica Group could be affected by regulatory actions carried out by the antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain businesses.

Moreover, the fact that the Group’s business is highly regulated both affects its revenues and imposes costs on its operations. For example, regulations fix the rates that Telefónica charges for calls received from other companies’ networks, and regulators have progressively lowered these rates in recent years. In addition, and particularly in Spain, regulators have promoted competition in recent years by, for example, adopting policies which allow alternative operators access to Telefónica’s networks. This intense competition has exerted downward pressure on Telefónica’s tariff structure, adversely affecting revenues, and led to increased commercial expenses, adversely affecting margins.

Regulation of spectrum and government licenses

Further to the European Commission’s new “Digital Single Market” (DSM) Strategy, Europe is expected to undergo an important review of its regulatory framework. The new European DSM Strategy comprises a series of policy initiatives to promote the development of the single market of digital services and networks. As a result, the European Commission will initiate legislative processes, which could have significant implications on access to network, spectrum use, auction conditions, duration and renewal of licenses, audiovisual services and platforms, among other various matters.

On May 8, 2015, the European Commission approved a Decision on the harmonization of the 1452 – 1492 MHz frequency band (1500 MHz band), which encourages Member States to designate and to make available this band frequency from November 2015, on a non-exclusive basis. As a result, new spectrum award processes are expected in the short and mid-term all across the EU. Germany and the United Kingdom have already auctioned the band frequency and therefore the Decision will not have a material impact on Telefónica’s cash flow in those markets. In Spain, the Government launched a consultation which ended on June 21, 2015 to evaluate demand for spectrum in the 1500 MHz band. The tender of the 1500 MHz band in Spain may take place during 2016.

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Additionally, the main terms of the allocation and use of the 700 MHz band in Europe is expected to be decided in the coming months. This could require new cash outflows from Telefónica between 2018 and 2021 (the period over which it is expected that the spectrum will be available), except in Germany which was the first country in Europe to award spectrum in the 700 MHz band, together with the 800 MHz, 900 MHz and 1500 MHz bands.

Further, in Germany, on July 4, 2014 and September 25, 2015, the German Federal Network Agency (BnetzA) adopted decisions concerning the impact of Telefónica Deutschland Holding AG merger with E-Plus Mobilfunk GmbH & Co. KG (E-Plus) on the spectrum held by Telefónica Deutschland (the surviving entity after the merger). BnetzA has required Telefónica Deutschland to terminate by June 30, 2016 (rather than December 31, 2016) some rights of use with respect to spectrum in the 1800 MHz band that was not reacquired by Telefónica Deutschland at the abovementioned auction proceeding. The remaining 1800 MHz spectrum band that was not reacquired in such auction was returned at the end of 2015. The German regulator also announced that it will perform a frequency distribution analysis, and determine whether any additional action is needed, particularly in the area of the 2GHz spectrum band granted to Telefónica Deutschland.

United Internet and the regional cable operator Airdata have filed complaints against the EU General Court decision allowing the merger between Telefónica Deutschland Holding AG and E-Plus Mobilfunk GmbH & Co. Telefónica Deutschland has been accepted as an interested party in these proceedings.

In the United Kingdom, licenses were amended in January 2015 to introduce a 90% geographic coverage obligation for voice and text services. Separately, on September 24, 2015, the telecommunication regulator (Ofcom) issued a decision to increase the annual fees which mobile operators must pay for the use of 900 MHz and 1800 MHz spectrum. Accordingly, from October 31, 2015, the annual charge that Telefónica UK must pay is 32.2 million pounds sterling (increased from 15.6 million pounds sterling), rising to 48.7 million pounds sterling plus CPI from October 31, 2016. Finally, following consultation, on December 3, 2015 Ofcom published an update stating that it has decided to initiate an auction procedure to award 2.3 GHz and 3.4 GHz spectrum once decisions have been made by the relevant competition authorities, in relation to the proposed merger between Telefónica UK Limited and Hutchison 3G UK Limited.

In Latin America, spectrum auctions are expected to take place implying potential cash outflows to obtain additional spectrum or to meet the coverage requirements associated with these licenses. Specifically, the procedures expected to take place in 2016 are:

•	Peru: In August 2015, the government published the conditions for granting licenses in the 700 MHz spectrum band (three blocks of 2x15 MHz have been defined). On November 4, 2015 Telefónica was declared as a prequalified bidder.

•	Costa Rica: In December 2015, the Government communicated its intention to auction 40 MHz in the 1800 MHz band and 30 MHz in the 1900/2100 MHz band during 2016.

•	Mexico: The Federal Telecommunications Institute (IFT) has proposed to auction spectrum in the 2500 MHz band in 2016. In addition, and in light of the constitutional reform resulting from the “Pact for Mexico” political initiative, a wholesale network offering services in the 700 MHz band will be created under a Public-Private Partnership (PPP). On January 29, 2016, the SCT (Secretaría de Comunicaciones y Transportes) published the rules for the International Competitive Tender. The rules state that the contract will be awarded in August 2016 and commercial operations must begin no later than March 31, 2018.

•	Panama: On December 4, 2015, the process of reallocation of the AWS band (140 MHz, 1710-1780 / 2110-2180 MHz) was announced. It is expected to start by the end of 2016.

•	Uruguay: The Government approved a resolution allowing for a spectrum auction for mobile services. The auction will contain 15 + 15 MHz in the “AWS Ext” spectrum band and 45 + 45 MHz in the 700 MHz spectrum band (20 + 20 MHz of the 45 + 45 MHz in 700 MHz were previously reserved for the National Telecommunications Administration, ANTEL). As of the date of this report, this process has been delayed and the bidding rules for spectrum have not yet been published.

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•	Colombia: The regulator has published a consultation document for comment which analyzes alternatives and other considerations regarding the structuring of the allocation process for radio spectrum in the 700 MHz bands (which is part of the “Digital dividend”, which is the set of frequencies that have been available to mobile communications services in the frequency bands traditionally used for television broadcast (700 MHz and 800 MHz) due to the migration from analogue TV to digital TV), 900 MHz, 1900 MHz and 2500 MHz for mobile services. The first auction is expected to take place in 2016. Colombia has established spectrum caps for lower bands, which are currently set at 30 Mhz, and Telefónica has 25 Mhz in lower bands.

•	Venezuela: The regulator has indicated the possibility of awarding spectrum in the 2600 MHz band (20 + 20 MHz) for 4G services, in the 1900 MHz band (5 + 5 MHz) for 3G services and in the 900 MHz band during 2016.

In December 2015, the Brazilian regulatory authority (Agencia Nacional de Telecomunicações or ANATEL) auctioned the spectrum lots remaining in the 1800 MHz, 1900 MHz, 2500 MHz and 3500 MHz bands, where Telefónica acquired seven lots of 2.5 GHz frequency band. These lots are associated to six different States, five of them in the capital cities of the States of São Paulo, Rio de Janeiro, Porto Alegre, Florianápolis, and Palmas and one in an interior city of the State of Mato Grosso do Sul. Such frequencies will be used for provision of mobile broadband service on 4G.

Further to the above, certain administrations may not have announced their intention to release new spectrum and may do so during the year. The above does not include processes announced via general statements by administrations, which involve bands not key to Telefónica’s needs. Telefónica may also seek to acquire spectrum on the secondary market where opportunities might arise.

Risks relating to concessions and licenses previously granted

In the state of São Paulo, Telefónica Brazil provides local and national long-distance Commuted Fixed Telephony Service (“CFTS”) under the public regime, through a concession agreement, which will be in force until 2025. In accordance with current regulations, Telefónica Brazil informed ANATEL that the net value as of December 31, 2015 of assets assigned to the provision of the CFTS (which include, among others, switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment) were estimated to total 7,856 million Brazilian reais. In principle, the assets assigned to the provision of the CFTS are considered reversible assets; the scope of such reversibility is subject to a complex debate at different instances.

On June 27, 2014, as established in the concession agreement, ANATEL issued a public consultation for the revision of the concession agreement. Although definitive conditions (which might deal, among others, with the reversibility of assets, universalization goals and, in general, the obligational regime of the concessionaire) were to be published in 2015, such publication was postponed until April 2016. In addition, current reversibility regulations will be reviewed by ANATEL, which is expected to issue a public consultation in the near future. Definitive regulations might be issued in the second half of 2016. We cannot assure that changes made to the concession terms or to the reversibility regulations will not be detrimental to Telefónica’s interests.

In Colombia, the ICT Ministry issued Resolution 597 on March 27, 2014, to renew 850 MHz/1900 MHz licenses for 10 additional years. The reversion of assets (other than radio frequencies, which is clear that must be returned) and its scope, has been discussed in the context of the liquidation of the concession contract, taking into consideration the terms of the contract, and the Constitutional Court’s review of Law 422 of 1998, and Law 1341 of 2009. Discussions on the matter concluded on February 16, 2016. The ITC Ministry has announced that it is going to convene the Arbitral Tribunal, in accordance with what was agreed upon in the concession contract. To date, the content of the claim is unknown.

In Peru, the concessions for the provision of the fixed-line service will remain in force until November 2027. However, the Company filed a partial renewal request for five more years in December 2013. As of the date of this Annual Report, the decision of the Ministry of Transport and Communications (Ministerio de Transportes y Comunicaciones) is still pending.

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Telefónica Móviles Chile, S.A. was awarded spectrum on the 700 MHz (2x10 MHz) band in March 2014. The claim brought by a consumer organization against 700 MHz assignments was rejected by the Court of Defense of Free Competition in a judgment of July 24, 2015 and the appeal before the Hon. Supreme Court submitted by the consumer organization is still awaiting resolution.

In El Salvador, the process of renewal of the Group’s licenses, which expires in 2018, has been postponed.

In Ecuador, once the Group’s concession for mobile services expires in 2023, the renewal of such concession or the granting of a new concession will be subject to negotiation with the Government. If the Group fails to renew such concession or obtain a new concession, assets assigned to the provision of mobile services will revert to the State in exchange for a fee.

The Group’s consolidated investment in spectrum acquisitions and renewals in 2015 amounted to 1,585 million euros.

The Group’s failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed above or any others in which it operates or its inability to assume the related costs, could have an adverse impact on its ability to launch and provide new services and on Telefónica’s ability to maintain the quality of existing services, which may adversely affect the Group’s business, financial condition, results of operations and cash flows.

Regulation of wholesale and retail charges

The European Regulation 2015/2120 on Net Neutrality and Roaming was adopted on November 25, 2015. Under this regulation, from April 30, 2016, when its implementation becomes effective, until June 15, 2017 operators may charge users roaming within the EU an additional fee on their domestic prices for roaming calls, SMS and data services, subject to certain regulated limits. In particular, the surcharges allowed during this period are 0.05 euro/minute for calls, 0.02 euro per SMS sent and 0.05 euro per megabits data (excluding VAT). During this period, the sum of the domestic retail price and any such surcharge shall not exceed 0.19 euro/minute for calls, 0.06 euro per SMS sent and 0.20 euro per megabits data. However, surcharges will not be permitted from June 15, 2017 onwards. The impact of this measure is very difficult to quantify because it will depend on the elasticity of traffic to decreases in the rates charged.

The decreases in wholesale mobile network termination rates (MTR) in Europe are also noteworthy. In the United Kingdom, wholesale MTRs have been reduced to 0.680 ppm (pence/minute) from May 1, 2015 (representing a 19.5% reduction compared to the previous rates). Further cuts of 26.3% and 3.1% (in real terms) will come into effect in April 1, 2016, and April 1, 2017, respectively. However, the impact of these decreases in the Group’s results will be diminished if the proposed sale of our operations in the United Kingdom to Hutchison is completed on a timely basis.

In Germany, on April 24, 2015, BNetzA adopted its final decisions to reduce MTRs. The new prices will gradually decrease from 0.0172 euro/minute to 0.0166 euro/minute from December 1, 2015 until the end of November 2016. The European Commission had beforehand requested that the German regulator withdraw or amend the proposal of such decision. Because BNetzA did not apply the “Pure LRIC (Long Run Incremental Cost Model)” approach recommended by the European Commission, there is a risk that the Commission will initiate infringement proceedings against Germany, and rates may be further reduced.

In Spain, the Spanish National Markets and Competition Commission (Comisión Nacional de los Mercados y la Competencia or CNMC) has initiated the process of reviewing the prices of mobile termination, with a final decision expected to be adopted in the second half of 2016. Additionally, in May 2015, the CNMC launched a public consultation on the analysis of the market for access and call origination on fixed networks. The CNMC proposes to maintain the obligation of Telefónica to provide a wholesale interconnection offer (RIO) and a wholesale offer of access to the fixed telephone line (WLR), both with cost-oriented prices. The final decision is expected to be issued during the first half of 2016.

In Latin America, it is likely that MTRs are also reduced in the short to medium term. For example, in Mexico, on October 1, 2015, the IFT adopted the MTR for 2016. The MTR was set at 0.1869 Mexican pesos per minute in consistency with the Pure LRIC model. The previous MTR was set at 0.2505 pesos per minute.

Telefónica has appealed this decision as well as other decisions concerning the MTR applicable from 2011 to 2015.

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In Brazil, ANATEL has been issuing ex-ante regulations to ensure competition in the wholesale market which includes reductions of the MTR. In this regard, the “Plano Geral de Metas de Competição (PGMC), as amended by Resolution 649/2015, established that mobile termination fees are subject to successive yearly reductions from 2016 until 2019, when the definitive cost-oriented-model fees shall be in force (such Resolution has been challenged in courts without a definitive outcome).

In Argentina, the new legal framework “Argentina Digital” provides the new regulator the possibility to regulate the tariffs and prices of essential public services, wholesale services and those the regulator determines based on reasons of public interest, on which the law does not set parameters. As a result, there may be a negative impact, depending on how the new regulator exercises its powers. In addition, until the Secretary of Communications determines that there is effective competition for telecommunications services, the “dominant” providers in the relevant areas (which include Telefónica de Argentina) must respect the maximum tariffs established in the general tariff structure.

Regulation of Universal Services

In September 2015, as a part of the DSM Strategy, the European Commission issued a public consultation on the review of the regulatory framework for electronic communications, including certain aspects of the Universal Service obligations. Depending on the outcome of this public consultation, the European Commission could initiate a legislative process including both the potential inclusion of certain broadband speeds in its scope and a possible reduction of some of the current Universal Service obligations that are becoming obsolete. Depending on the terms that will be set forth in the new regulation, implementation at a local level could lead to higher costs for both the Universal Service provider and the operators forced to finance the Universal Service.

In Spain, the licenses of Telefónica de España and Telefónica Telecomunicaciones Públicas (which owns public terminals) for the provision of Universal Services will expire on December 31, 2016. As from this date, there will be a new tender for the award of the provision of the Universal Services.

Regulation of fiber networks

On November 18, 2015 the Spanish CNMC adopted a Draft Resolution on the wholesale broadband market regulation, which foresees a geographical segmentation in competitive and non-competitive areas. This draft Resolution was approved by the European Commission on December 18, 2015. The new resulting regulation, which will apply to NGA (Next Generation Access Networks), could be approved in the first quarter of 2016 and will presumably last for at least three years. Its implementation is expected to result in an increase, of the current regulatory obligations of Telefónica in Spain, in terms of its granting of access to other operators to its fiber network and with respect to certain aspects relating specifically to the business segment.

Regulations on privacy

In Europe, a political agreement between the Council and the European Parliament was reached on December 15, 2015, on the new General Data Protection Regulation (GDPR) and the Data Protection Directive. Formal adoption of such regulation by both the Council and the Parliament is expected to take place in spring 2016. The GDPR would become effective two years thereafter, by spring 2018. Some of the critical provisions of this new Regulation will make tougher the launch of new services focused on the processing of personal data. In addition, the GDPR will introduce administrative fines of up to 4% of an undertaking’s annual global turnover for breaching the new data protection rules.

In October 2015, the Court of Justice of the European Union declared invalid the Decision of the European Commission4 of July 26, 2002, known as the “Safe Harbor Agreement”, relating to the transfer of personal data from the EU to the United States. Since November 2015, EU and US Authorities have been negotiating a new agreement that ensures a level of protection similar to that provided by the EU. Failure to reach this agreement would create difficulties in the provision of services which involve the flow of EU citizens’ personal data to the US.

[4]	Commission Decision 2000/520/EC, of 26 July 2000 pursuant to Directive 95/46/EC of the European Parliament and of the Council on the adequacy of the protection provided by the safe harbour privacy principles and related frequently asked questions issued by the US Department of Commerce.

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In Brazil, it is expected, in the near future, that the Personal Data Protection Act will be adopted. This could lead to further obligations and restrictions for operators in relation to the collection of personal data and its treatment. In Peru, on May 8, 2015, the new Personal Data Protection Law came into force. The adoption of secondary legislation is still pending. In Ecuador, the Telecommunications Act (Ley Orgánica de Telecomunicaciones), adopted in February 2015, devotes a whole chapter to regulate the use of personal data.

Regulation of functional separation

The principles established in Europe’s common regulatory framework, adopted in 2009 and transposed in the national legislation of each Member State in which Telefónica operates could result in greater regulatory pressure on the local competitive environment. Specifically, this framework supports the possibility of national regulators (in specific cases and under exceptional conditions) forcing operators with significant market power and vertically-integrated operators to separate their wholesale and retail businesses at a functional level. They would therefore be required to offer equal wholesale terms to third-party operators that acquire these products.

Regulation of network neutrality5

As mentioned above, the European Regulation 2015/2120 on Net Neutrality and Roaming was adopted on November 25, 2015. The regulation will enter into force on April 30, 2016. The application of the Regulation could directly affect possible future business models of Telefónica and may affect the network management or differentiation of characteristics and quality of Internet access service.

Telefónica operates in Latin American countries where net neutrality has already been ruled, such as Chile, Colombia, Brazil, Argentina, Mexico and Peru, where Osiptel published on September 8, 2015 the Draft Regulation on Net Neutrality. In Brazil, the Secretariat of Legislative Matters of the Ministry of Justice is concluding a proposal on Net Neutrality Regulation.

If changes to regulation such as those described above, or otherwise, occur in the various jurisdictions where the Telefónica Group operates, it could have a material adverse effect on its business, financial condition, results of operations and cash flows.

The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

The Telefónica Group is required to comply with the laws and regulations of various jurisdictions where it conducts operations. In particular, the Group’s international operations are subject to various anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010, and economic sanction programs, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control. The anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Telefónica Group’s business, it may deal with entities, the employees of which are considered government officials. In addition, economic sanctions programs restrict the Group’s business dealings with certain sanctioned countries, individuals and entities.

Although the Group has internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties, exclusion from government contracts, damage to our reputation and other consequences that could have a material adverse effect on the Group’s business, results of operations and financial condition.

[5]	In general terms, it is a principle applicable to the field of Internet networks, for which operators may not place restrictions on the terminals that can be connected or the services, applications and content that can be distributed. It also refers to non-discrimination by operators between different types of traffic circulating through their networks.

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As at the date of this report, Telefónica is currently conducting an internal investigation regarding possible violations of applicable anti-corruption laws. Telefónica has been in contact with governmental authorities about this matter and intends to cooperate with those authorities as the investigation continues. It is not possible at this time to predict the scope or duration of this matter or its likely outcome.

Customers’ perceptions of services offered by the Company may put it at a disadvantage compared to competitors’ offerings.

Customers’ perceptions of the assistance and services offered are critical to operating in highly-competitive markets. The ability to predict and respond to the changing needs and demands of customers affects the Company’s competitive position relative to other technology sector companies, and its ability to extract the value generated during this process of transformation. Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

The Company may not be able to adequately foresee and respond to technological changes and sector trends.

In a sector characterized by rapid technological change, it is essential to be able to offer the products and services demanded by the market and consider the impacts of changes in the life cycle of technical assets, secure margins and select the right investments to make.

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, as a consequence of both of these characteristics, it is subject to the effects of actions by competitors in these markets and to its ability to anticipate and adapt, in a timely manner, to constant technological changes, changes in customer preferences that are taking place in the industry, as well as economic, political and social circumstances.

Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

New products and technologies arise constantly, and their development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, which may result in the decrease of the Group’s profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile Internet and connectivity services that are being launched. Research and development costs amounted to 1,012 million euros in 2015, representing a decrease of 0.9% from 1,021 million euros in 2014 (959 million euros in 2013). These expenses represented 2.1%, 2.3% and 1.9% of the Group’s consolidated revenues in 2015, 2014 and 2013, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Cooperation and Development (OECD) manual. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, such as Internet speed of up to 100MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. While an increasing demand for the capabilities offered by these new networks to end users exists, the high level of the investments requires a continuous analysis of the return on investment.

The explosion of the digital market and entry of new players in the communications market, such as MVNOs, Internet companies or device manufacturers, may cause the loss of value of certain assets, and affect the Group’s ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of incomes and additional efficiencies to those followed traditionally. Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

In addition, the ability of the Telefónica Group’s IT systems (operational and backup) to respond the Company’s operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency.

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The Company depends on its suppliers.

The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets, with a high concentration in a small number of suppliers, poses risks that may affect the Company’s operations, and may cause legal contingencies or damages to the Company’s image in the event that inappropriate practices are produced by a participant in the supply chain.

As of December 31, 2015, the Telefónica Group depended on five handset suppliers and 13 network infrastructure suppliers, which together accounted for 80% of the awarded contracts for the year then ended. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements, or otherwise have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

Unanticipated network interruptions can lead to quality loss or the interruption of the service.

Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software, stealing of infrastructure elements or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s image and reputation.

Telecommunications companies worldwide face increasing cybersecurity threats as businesses become increasingly dependent on telecommunications and computer networks and adopt cloud computing technologies. Cybersecurity threats include gaining unauthorized access to our systems or inserting computer viruses or malicious software in our systems to misappropriate consumer data and other sensitive information, corrupt our data or disrupt our operations. Unauthorized access may also be gained through traditional means such as the theft of laptop computers, portable data devices and mobile phones and intelligence gathering on employees with access.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other physical and logical security. However, these measures are not always effective. Although the Telefónica Group has insurance policies to cover these types of incidents, and the claims and loss in revenue caused by service interruptions to date have been covered by these policies, these policies may not be sufficient to cover all possible monetary losses.

The telecommunications industry may be affected by the possible effects that electromagnetic fields, emitted by mobile devices and base stations, may have on human health.

In some countries, there is a concern regarding potential effects of electromagnetic fields, emitted by mobile devices and base stations, on human health. This public concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service, and affected the deployment criteria of new networks and digital services such as smart meters development.

There is a consensus between certain expert groups and public health agencies, including the World Health Organization (WHO), that states that currently there are no established risks associated with exposure to low frequency signals in mobile communications. However, the scientific community is still investigating this issue especially with respect to mobile devices. Exposure limits for radio frequency suggested in the guidelines of the Protection of Non-Ionizing Radiation Protection Committee (ICNIRP) have been internationally recognized. The mobile industry has adopted these exposure limits and works to request authorities worldwide to adopt these standards.

Worries about radio frequency emissions may discourage the use of mobile devices and new digital services, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located, how they operate, the use of mobile telephones and the massive deployment of smart meters and other products using mobile technology. This could lead to the Company being unable to expand or improve its mobile network.

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The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment on the adverse impact of electromagnetic fields on health, may negatively affect the business, financial conditions, results of operations and cash flows of the Telefónica Group.

Possible regulatory, business, economic or political changes could lead to asset impairment.

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognize impairment in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairments on certain of its investments, affecting its results of operations in the year in which they were experienced. For example, with respect to the investment in Telco, S.p.A. (Telco), value adjustments were made in 2014 with a negative impact of 464 million euros.

The Telefónica Group’s networks carry and store large volumes of confidential, personal and corporate data, and its Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.

The Telefónica Group’s networks carry and store large volumes of confidential, personal and business data, through both voice and data traffic. The Telefónica Group stores increasing quantities and types of customer data in both business and consumer segments. Despite its best efforts to prevent it, the Telefónica Group may be found liable for any loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks, any of which could involve many people and have an impact on the Group’s reputation, or lead to legal claims and liabilities that are difficult to measure in advance.

In addition, the Telefónica Group’s Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for any loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.

In most countries in which the Telefónica Group operates, the provision of its Internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as blocking access to a website) as part of the struggle against some illegal or illicit uses of the Internet, notably in Europe.

Any of the foregoing could have an adverse impact on the business, financial position, results of operations and cash flows of the Group.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims and other legal proceedings.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, results of operations, reputation and cash flows. In particular, the Telefónica Group is party to certain judicial tax proceedings in Peru concerning the clearance of certain previous years’ income tax, in respect of which a contentious-administrative appeal is currently pending and to certain tax proceedings in Brazil, primarily relating to the CIMS (a Brazilian tax on telecommunication services). Further details on these matters are provided in Notes 17 and 20 of the Financial Statements.

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Translation of an auditor’s report on the Internal Control over Financial Reporting originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails

AUDITOR’S REPORT ON THE INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors of

Telefónica, S.A., engaged by the management

We have examined the description of the Internal Control over Financial Reporting of Telefónica, S.A. (the Parent Company) and subsidiaries (the Group) included in Section F of the Annual Corporate Governance Report for the year ended December 31, 2015. This examination included the evaluation of the effectiveness of internal control over financial reporting with respect to the financial information included in the Group’s consolidated financial statements at December 31, 2015, prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and other provisions in the regulatory framework applicable to the Group in Spain. Such internal control is based on the criteria and policies defined by the Parent Company’s management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report “Internal Control - Integrated Framework” (2013).

Telefónica, S.A.’s management is responsible for maintaining effective internal control over financial reporting included in the consolidated financial statements, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the aforementioned effectiveness of internal control over financial reporting, based on the work we have performed in accordance with the requirements of the Standard ISAE 3000 “Assurance Engagement Other than Audits or Reviews of Historical Financial Information” issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC) for the issuance of reports to obtain reasonable assurance.

The work performed to obtain reasonable assurance includes obtaining an understanding of the internal control over financial reporting with respect to the financial information included in the consolidated financial statements, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and Directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Domicilio Social: PI. Pablo Ruiz Picasso, 1. 28020 Madrid - Inscrita en el Registro Mercantil de Madrid al Tomo 12749, Libro 0, Folio 215, Sección 8a, Hoja M-23123, Inscripción 116. C.I.F. B-78970506. A member firm of Ernst & Young Global Limited.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, fraud or illegal acts. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Telefónica, S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting with respect to the financial information included in the consolidated financial statements as of December 31, 2015, based on the criteria and policies defined by the Parent Company’s management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report “Internal Control - Integrated Framework” (2013). We also have checked that the disclosures included in the accompanying description of the internal control over financial reporting at December 31, 2015 comply, in all material respects, with the requirements of the article 540 of the Spanish Companies Law, approved by Royal Legislative Decree 1/2010 of July 2, and meets the minimum content of the Annual Corporate Governance Report template required by Circular 7/2015, issued on December 22, 2015 by the Comisión Nacional del Mercado de Valores (Spanish stock market regulator).

The examination indicated in the preceding paragraphs is not subject to the Spanish Audit Law, approved by Royal Legislative Decree 1/2011 of July 1, so we do not express an audit opinion in the terms provided for in the aforementioned Law.

In addition to the aforementioned examination, we have audited, in accordance with prevailing audit regulations in Spain, the consolidated financial statements of Telefónica, S.A. and subsidiaries at December 31, 2015, prepared by the Parent Company’s Directors in accordance with International Financial Reporting Standards, as adopted by the European Union, and other provisions in the regulatory framework applicable to the Group in Spain, and our report dated February 26, 2016 expressed an unqualified opinion on the aforementioned consolidated financial statements.

ERNST & YOUNG, S.L.

/s/ Ignacio Viota del Corte
Ignacio Viota del Corte

February 26, 2016

A member firm of Ernst & Young Global Limited

2

AUDIT REPORT, CONSOLIDATED ANNUAL FINANCIAL

STATEMENTS, AND CONSOLIDATED MANAGEMENT REPORT ALL

FOR THE YEAR ENDED DECEMBER 31, 2015

Independent Audit Report

TELEFÓNICA, S.A. AND SUBSIDIARIES

Consolidated Financial Statements and

Consolidated Management Report

for the year ended

December 31, 2015

Translation of a report and consolidated financial statements originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails (See Note 25)

INDEPENDENT AUDIT REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of

Telefónica, S.A.

Report on the consolidated financial statements

We have audited the accompanying consolidated financial statements of Telefónica, S.A. (the Parent Company) and subsidiaries (the Group), which comprise the consolidated statement of financial position at December 31, 2015, and the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity, the consolidated statement of cash flows, and the notes thereto for the year then ended.

Directors’ responsibility for the consolidated financial statements

The Directors of the Parent Company are responsible for the preparation of the accompanying consolidated financial statements so that they give a true and fair view of the consolidated equity and consolidated financial position and the consolidated results of Telefónica, S.A. and subsidiaries, in accordance with International Financial Reporting Standards (IFRS), as adopted by the European Union, and other provisions in the regulatory framework applicable to the Group in Spain, and for such internal control as they determine is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s responsibility

Our responsibility is to express an opinion on the accompanying consolidated financial statements based on our audit. We conducted our audit in accordance with prevailing audit regulations in Spain. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation of consolidated financial statements by the Directors of the Parent Company in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Domicilio Social: PI. Pablo Ruiz Picasso. 1. 28020 Madrid - Inscrita en el Registro Mercantil de Madrid al Tomo 12749, Libro 0, Folio 215, Sección 8a, Hoja M-23123, Inscripción 116. C.I.F. B-78970506. A member firm of Ernst & Young Global Limited.

Opinion

In our opinion, the accompanying consolidated financial statements give a true and fair view, in all material respects, of the consolidated equity and consolidated financial position of Telefónica, S.A. and subsidiaries at December 31, 2015, and its consolidated results and consolidated cash flows for the year then ended, in accordance with IFRS, as adopted by the European Union, and other provisions in the regulatory framework for financial information applicable in Spain.

Report on other legal and regulatory requirements

The accompanying 2015 consolidated management report contains such explanations as the Directors of Telefónica, S.A. consider appropriate concerning the situation of the Group, the evolution of its business and other matters; however, it is not an integral part of the consolidated financial statements. We have checked that the accounting information included in the aforementioned consolidated management report agrees with the 2015 consolidated financial statements. Our work as auditors is limited to verifying the consolidated management report in accordance with the scope mentioned in this paragraph, and does not include the review of information other than that obtained from the accounting records of Telefónica, S.A. and its subsidiaries.

ERNST & YOUNG, S.L.

/s/ Ignacio Viota del Corte
Ignacio Viota del Corte

February 26, 2016

A member firm of Ernst & Young Global Limited

2

2015

Consolidated financial statements (Consolidated annual accounts) and Consolidated management report for 2015

Telefónica, S.A. and subsidiaries composing the Telefónica Group

2015 Consolidated Financial Statements

Telefónica Group

Consolidated statements of financial position at December 31

Millions of euros	Notes	2015	2014 (*)
ASSETS
A) NON-CURRENT ASSETS		91,398	99,448
Intangible assets	(Note 6)	18,562	22,227
Goodwill	(Note 7)	21,745	25,437
Property, plant and equipment	(Note 8)	30,549	33,156
Investments accounted for by the equity method	(Note 9)	74	788
Non-current financial assets	(Note 13)	10,008	10,973
Deferred tax assets	(Note 17)	10,460	6,867
B) CURRENT ASSETS		31,576	22,900
Inventories		1,360	934
Trade and other receivables	(Note 11)	8,301	10,637
Tax receivables	(Note 17)	1,341	1,749
Current financial assets	(Note 13)	2,971	2,932
Cash and cash equivalents	(Note 13)	2,599	6,529
Non-current assets and disposal groups classified as held for sale	(Note 2)	15,004	119

TOTAL ASSETS (A+B)		122,974	122,348

	Notes	2015	2014 (*)
EQUITY AND LIABILITIES
A) EQUITY		27,556	30,321
Equity attributable to equity holders of the parent and other holders of equity instruments	(Note 12)	17,891	21,135
Equity attributable to non-controlling interests	(Note 12)	9,665	9,186
B) NON-CURRENT LIABILITIES		60,549	62,318
Non-current interest-bearing debt	(Note 13)	47,117	50,688
Non-current trade and other payables	(Note 14)	2,381	2,384
Deferred tax liabilities	(Note 17)	2,313	2,566
Non-current provisions	(Note 15)	8,738	6,680
C) CURRENT LIABILITIES		34,869	29,709
Current interest-bearing debt	(Note 13)	12,953	9,094
Current trade and other payables	(Note 14)	14,235	16,951
Current tax payables	(Note 17)	1,769	2,026
Current provisions	(Note 15)	1,971	1,595
Liabilities associated with non-current assets held for sale	(Note 2)	3,941	43

TOTAL EQUITY AND LIABILITIES (A+B+C)		122,974	122,348

(*)	Revised data as a consequence of the finalization of the purchase price allocation of E-Plus (see Note 5)

The accompanying Notes 1 to 25 and Appendices I to VII are an integral part of these consolidated statements of financial position.

Telefónica, S.A.    4

2015 Consolidated Financial Statements

Telefónica Group

Consolidated income statements for the years ended December 31

Millions of euros	Notes	2015	2014 (*)	2013 (*)
INCOME STATEMENTS
Revenues	(Note 18)	47,219	43,458	50,547
Other income	(Note 18)	1,841	1,521	1,491
Supplies		(12,910)	(11,750)	(13,758)
Personnel expenses	(Note 18)	(9,800)	(6,621)	(6,659)
Other expenses	(Note 18)	(14,936)	(12,827)	(14,144)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)		11,414	13,781	17,477
Depreciation and amortization	(Note 18)	(8,517)	(7,431)	(8,616)
OPERATING INCOME		2,897	6,350	8,861
Share of loss of investments accounted for by the equity method	(Note 9)	(5)	(498)	(291)
Finance income		2,090	981	923
Exchange gains		6,489	4,103	3,321
Finance costs		(4,400)	(3,460)	(3,598)
Exchange losses		(6,760)	(4,403)	(3,488)
Net financial expense	(Note 16)	(2,581)	(2,779)	(2,842)
PROFIT BEFORE TAX		311	3,073	5,728
Corporate income tax	(Note 17)	(13)	(260)	(1,201)
Profit after tax from continuing operations		298	2,813	4,527
Profit after tax from discontinued operations	(Note 23)	2,582	439	442
PROFIT FOR THE YEAR		2,880	3,252	4,969
Non-controlling interests	(Note 12)	(135)	(251)	(376)
PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT		2,745	3,001	4,593

Basic and diluted earnings (loss) per share from continuing operations attributable to equity holders of the parent (euros)	(Note 18)	(0.02)	0.50	0.87
Basic and diluted earnings per share from discontinued operations attributable to equity holders of the parent (euros)	(Note 18)	0.52	0.09	0.09
Basic and diluted earnings per share attributable to equity holders of the parent (euros)	(Note 18)	0.51	0.60	0.96

(*)	Revised data to reflect the results of Telefónica’s operations in the United Kingdom as discontinued operations (see Note 23).

The accompanying Notes 1 to 25 and Appendices I to VII are an integral part of these consolidated income statements.

Telefónica, S.A.    5

2015 Consolidated Financial Statements

Telefónica Group

Consolidated statements of comprehensive income for the years ended December 31

Millions of euros	2015	2014 (*)	2013 (*)
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
Profit for the year	2,880	3,252	4,969
Other comprehensive income (loss)
Gains (losses) on measurement of available-for-sale investments	415	(45)	32
Income tax impact	(123)	7	(10)
Reclassification of (gains) losses included in the income statement	(539)	—	51
Income tax impact	139	—	(15)
	(108)	(38)	58

(Losses) gains on hedges	(14)	(507)	831
Income tax impact	(37)	127	(247)
Reclassification of losses included in the income statement (Note 16)	207	163	121
Income tax impact	(58)	(49)	(36)
	98	(266)	669
Share of gains (losses) recognized directly in equity of associates and others	17	(27)	(29)
Income tax impact	(4)	3	4
Reclassification of losses included in the income statement	—	103	1
Income tax impact	—	(24)	—
	13	55	(24)

Translation differences (Note 12)	(6,771)	(2,810)	(6,454)

Total other comprehensive loss (income) recognized in the period (Items that may be reclassified subsequently to profit or loss)	(6,768)	(3,059)	(5,751)

Actuarial gains (losses) and impact of limit on assets for defined benefit pension plans	94	(173)	(49)
Income tax impact	(32)	38	1
	62	(135)	(48)

Total other comprehensive income (loss) recognized in the period (Items that will not be reclassified subsequently to profit or loss)	62	(135)	(48)

Total comprehensive loss (income) recognized in the year	(3,826)	58	(830)

Attributable to:
Equity holders of the parent and other holders of equity instruments	(2,415)	(258)	(434)
Non-controlling interests	(1,411)	316	(396)
	(3,826)	58	(830)

Total comprehensive income (loss) attributable to equity holders of the parent and others of equity instruments arises from:
Continuing operations	(5,348)	(1,111)	(744)
Discontinued operations	2,933	853	310
	(2,415)	(258)	(434)

(*)	Revised data to reflect the results of Telefónica’s operations in the United Kingdom as discontinued operations (see Note 23).

The accompanying Notes 1 to 25 and Appendices I to VII are an integral part of these consolidated statements of comprehensive income.

Telefónica, S.A.    6

2015 Consolidated Financial Statements

Telefónica Group

Consolidated statement of changes in equity for the year ended December 31, 2015

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests (Note 12)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Available- for-sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2014 (*)	4,657	460	(1,586)	6,351	984	22,656	55	(334)	24	(12,132)	21,135	9,186	30,321
Profit for the year	—	—	—	—	—	2,745	—	—	—	—	2,745	135	2,880
Other comprehensive income (loss) for the year	—	—	—	—	—	43	(108)	103	12	(5,210)	(5,160)	(1,546)	(6,706)

Total comprehensive income (loss) for the year	—	—	—	—	—	2,788	(108)	103	12	(5,210)	(2,415)	(1,411)	(3,826)

Dividends paid (Note 12)	111	—	—	—	—	(2,360)	—	—	—	—	(2,249)	(641)	(2,890)
Net movement in treasury shares	—	—	(1,511)	—	—	(75)	—	—	—	—	(1,586)	—	(1,586)
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	—	—	555	—	—	(1,297)	—	—	—	628	(114)	2,538	2,424
Capital increase (Note 12)	281	2,767	—	—	—	(41)	—	—	—	—	3,007	—	3,007
Capital reduction (Note 12)	(74)	—	886	—	—	(812)	—	—	—	—	—	—	—
Undated Deeply Subordinated Securities(Note 12)	—	—	—	452	—	(247)	—	—	—	(84)	121	(7)	114
Other movements	—	—	—	—	—	(8)	—	—	—	—	(8)	—	(8)
Financial position at December 31, 2015	4,975	3,227	(1,656)	6,803	984	20,604	(53)	(231)	36	(16,798)	17,891	9,665	27,556

(*)	Revised data due to the finalization of the purchase price allocation of E-Plus (see Note 5).

The accompanying Notes 1 to 25 and Appendices I to VII are an integral part of these consolidated statements of changes in equity.

Telefónica, S.A.    7

2015 Consolidated Financial Statements

Telefónica Group

Consolidated statements of changes in equity for the years ended December 31, 2014 and 2013

	Attributable to equity holders of the parent and other holders of equity instruments											Non-controlling interests (Note 12)	Total equity
Millions of euros	Share capital	Share premium	Treasury Shares	Other equity instruments	Legal reserve	Retained earnings	Available- for-sale investments	Hedges	Equity of associates and others	Translation differences	Total
Financial position at December 31, 2013	4,551	460	(544)	2,466	984	22,517	94	(37)	(31)	(9,275)	21,185	6,297	27,482
Profit for the year	—	—	—	—	—	3,001	—	—	—	—	3,001	251	3,252
Other comprehensive income (loss) for the year	—	—	—	—	—	(121)	(39)	(297)	55	(2,857)	(3,259)	65	(3,194)

Total comprehensive income (loss) for the year	—	—	—	—	—	2,880	(39)	(297)	55	(2,857)	(258)	316	58

Dividends paid (Note 12)	106	—	—	—	—	(2,138)	—	—	—	—	(2,032)	(406)	(2,438)
Net movement in treasury shares	—	—	(1,042)	—	—	(113)	—	—	—	—	(1,155)	—	(1,155)
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	—	—	—	—	—	(307)	—	—	—	—	(307)	2,965	2,658
Undated Deeply Subordinated Securities (Note 12)	—	—	—	3,885	—	(129)	—	—	—	—	3,756	—	3,756
Other movements	—	—	—	—	—	(54)	—	—	—	—	(54)	14	(40)
Financial position at December 31, 2014 (*)	4,657	460	(1,586)	6,351	984	22,656	55	(334)	24	(12,132)	21,135	9,186	30,321

Financial position at December 31, 2012	4,551	460	(788)	—	984	19,569	36	(715)	(7)	(3,629)	20,461	7,200	27,661
Profit for the year	—	—	—	—	—	4,593	—	—	—	—	4,593	376	4,969
Other comprehensive income (loss) for the year	—	—	—	—	—	(48)	58	678	(24)	(5,691)	(5,027)	(772)	(5,799)

Total comprehensive income (loss) for the year	—	—	—	—	—	4,545	58	678	(24)	(5,691)	(434)	(396)	(830)

Dividends paid (Note 12)	—	—	—	—	—	(1,588)	—	—	—	—	(1,588)	(739)	(2,327)
Net movement in treasury shares	—	—	244	—	—	(92)	—	—	—	—	152	—	152
Acquisitions and disposals of non-controlling interests and business combinations (Note 5)	—	—	—	—	—	66	—	—	—	45	111	238	349
Undated Deeply Subordinated Securities (Note 12)	—	—	—	2,466	—	—	—	—	—	—	2,466	—	2,466
Other movements	—	—	—	—	—	17	—	—	—	—	17	(6)	11
Financial position at December 31, 2013	4,551	460	(544)	2,466	984	22,517	94	(37)	(31)	(9,275)	21,185	6,297	27,482

(*)	Revised data due to the finalization of the purchase price allocation of E-Plus (see Note 5).

The accompanying Notes 1 to 25 and Appendices I to VII are an integral part of these consolidated statements of changes in equity.

Telefónica, S.A.    8

2015 Consolidated Financial Statements

Telefónica Group

Consolidated statements of cash flows for the years ended December 31

Millions of euros	NOTES	2015	2014(*)	2013(*)
Cash received from customers		57,705	53,315	61,008
Cash paid to suppliers and employees		(42,800)	(38,825)	(43,923)
Dividends received		45	48	49
Net interest and other financial expenses paid		(2,455)	(2,553)	(2,464)
Taxes paid		(664)	(1,106)	(1,763)
Net cash flow provided by operating activities from continuing operations		11,831	10,879	12,907
Net cash flow provided by operating activities from discontinued operations	(Note 23)	1,784	1,314	1,437
Net cash flow provided by operating activities	(Note 20)	13,615	12,193	14,344
Proceeds on disposals of property, plant and equipment and intangible assets		254	310	330
Payments on investments in property, plant and equipment and intangible assets		(9,401)	(8,305)	(8,200)
Proceeds on disposals of companies, net of cash and cash equivalents disposed		373	3,614	260
Payments on investments in companies, net of cash and cash equivalents acquired		(3,178)	(5,014)	(368)
Proceeds on financial investments not included under cash equivalents		1,064	266	50
Payments on financial investments not included under cash equivalents		(286)	(198)	(356)
(Payments)/proceeds on placements of cash surpluses not included under cash equivalents		(584)	221	(321)
Government grants received		7	30	1
Net cash flow used in investing activities from continuing operations		(11,751)	(9,076)	(8,604)
Net cash flow used in investing activities from discontinued operations	(Note 23)	(1,166)	(892)	(1,296)
Net cash flow used in investing activities	(Note 20)	(12,917)	(9,968)	(9,900)
Dividends paid	(Note 12)	(2,775)	(2,328)	(2,182)
Proceeds from issue of share capital increase	(Note 12)	4,255	814	377
(Payments)/proceeds of treasury shares and other operations with shareholder	(Note 12)	(1,772)	(1,241)	(312)
Operations with other equity holders	(Note 12)	83	3,713	2,466
Proceeds on issue of debentures and bonds, and other debts	(Note 13)	1,602	4,453	5,634
Proceeds on loans, borrowings and promissory notes		8,770	4,290	3,212
Cancellation of debentures and bonds, and other debts	(Note 13)	(3,805)	(5,116)	(5,667)
Repayments of loans, borrowings and promissory notes		(9,844)	(8,604)	(6,232)
Financed operating payments and investments in property, plant and equipment and intangible assets payments		(126)	(22)	—
Net cash used in financing activities from continuing operations		(3,612)	(4,041)	(2,704)
Net cash provided by in financing activities from discontinued operations	(Note 23)	—	—	18
Net cash used in financing activities	(Note 20)	(3,612)	(4,041)	(2,685)
Effect of changes in exchange rates		(999)	(1,616)	(1,468)
Effect of changes in consolidation methods and others		(17)	(16)	(161)
Net increase (decrease) in cash and cash equivalents during the year		(3,930)	(3,448)	130
CASH AND CASH EQUIVALENTS AT JANUARY 1		6,529	9,977	9,847
CASH AND CASH EQUIVALENTS AT DECEMBER 31	(Note 13)	2,599	6,529	9,977

RECONCILIATION OF CASH AND CASH EQUIVALENTS WITH THE STATEMENT OF FINANCIAL POSITION

BALANCE AT JANUARY 1		6,529	9,977	9,847
Cash on hand and at banks		4,912	7,834	7,973
Other cash equivalents		1,617	2,143	1,874
BALANCE AT DECEMBER 31	(Note 13)	2,599	6,529	9,977
Cash on hand and at banks		1,262	4,912	7,834
Other cash equivalents		1,337	1,617	2,143

(*)	Revised data to reflect the cash flows of Telefónica UK as discontinued operation (see Note 23). The accompanying Notes 1 to 25 and Appendices I to VII are an integral part of these consolidated statements of cash flows.

Telefónica, S.A.    9

2015 Consolidated Financial Statements

Telefónica, S.A. and subsidiaries composing the Telefónica Group

Notes to the consolidated financial statements (consolidated annual accounts) for the year ended December 31, 2015

Note 1. Background and general information

Telefónica, S.A. and its subsidiaries and investees (“Telefónica”, “the Company”, the “Telefónica Group” or “the Group”) make up an integrated and diversified telecommunications group operating mainly in Europe and Latin America. The Group’s activity is centered around services of wireline and wireless telephony, broadband, internet, data traffic, Pay TV and other digital services.

The parent company of the Group is Telefónica, S.A., a public limited company incorporated on April 19, 1924 for an indefinite period. Its registered office is at calle Gran Vía 28, Madrid (Spain).

Appendix VI lists the main companies composing the Telefónica Group, their corporate purpose, country, functional currency, share capital, the Group’s effective shareholding and their method of consolidation.

The website www.telefonica.com provides more information about the organizational structure of the Group, the sectors in which it operates and the products it offers.

As a multinational telecommunications company which operates in regulated markets, the Group is subject to different laws and regulations in each of the jurisdictions in which it operates, pursuant to which permits, concessions or licenses must be obtained in certain circumstances to provide the various services.

In addition, certain wireline and wireless telephony services are provided under regulated rate and price systems.

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Note 2. Basis of presentation of the consolidated financial statements

The accompanying consolidated financial statements were prepared from the accounting records of Telefónica, S.A. and of each of the companies comprising the Telefónica Group, whose separate financial statements were prepared in accordance with the generally accepted accounting principles prevailing in the various countries in which they are located, and for purposes of these consolidated financial statements are presented in accordance with the International Financial Reporting Standards (IFRS) adopted by the European Union, which for the purposes of the Telefónica Group are not different from those issued by the International Accounting Standards Board (IASB), to give a true and fair view of the consolidated equity and financial position at December 31, 2015, and of the consolidated results of operations, changes in consolidated equity and the consolidated cash flows obtained and used in the year then ended. The euro is the Group’s reporting currency. The figures in these consolidated financial statements are expressed in millions of euros, unless otherwise indicated, and therefore may be rounded.

The accompanying consolidated financial statements for the year ended December 31, 2015 were approved by the Telefónica, S.A.’s Board of Directors at its meeting on February 24, 2016 for submission for approval at the General Shareholders’ Meeting, which is expected to occur without modification.

Note 3 contains a detailed description of the most significant accounting policies used to prepare these consolidated financial statements.

Materiality criteria

These consolidated financial statements do not include any information or disclosures that, not requiring presentation due to their qualitative significance, have been determined as immaterial or of no relevance pursuant to the concepts of materiality or relevance defined in the IFRS conceptual framework, insofar as the Telefónica Group consolidated financial statements, taken as a whole, are concerned.

Comparative information and main changes in the consolidation scope

For comparative purposes, the accompanying consolidated financial statements for 2015 include the figures for 2014, and in the consolidated income statement, the consolidated statement of comprehensive income, the consolidated statement of changes in equity and the consolidated statement of cash flows, and the notes thereto for the year then ended, on a voluntary basis, also those of 2013.

The consolidated income statements, the statements of comprehensive income and the statements of cash flows for 2014 and 2013 have been revised to show the results of Telefónica United Kingdom as discontinued operations (see Note 23). In addition, the consolidated statement of financial position as of December 31, 2014 has been revised to show the finalization of the purchase price allocation of E-Plus (see Note 5).

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2015 Consolidated Financial Statements

The main events and changes in the consolidation scope affecting comparability of the consolidated information for 2015 and 2014 (see Appendix I for a more detailed explanation of the changes in consolidation scope) are as follows:

a) Agreement to sell Telefónica’s operations in the United Kingdom

On March 24, 2015 Telefónica, S.A. signed an agreement with Hutchison 3G UK Investment Limited and Hutchinson 3G UK Holdings (CI) Limited (together “Hutchinson”) to acquire Telefónica’s operations in the United Kingdom (see Note 21).

In accordance with IFRS 5, the companies included in the agreement have been recognized as a disposal group held for sale from that date and its operations classified as discontinued operations (see Note 23). Therefore:

•	The consolidated assets and liabilities subject to the transaction have been reclassified under “Non-current assets and disposal groups held for sale” and “Liabilities associated with non-current assets and disposal groups held for sale”, respectively, in the consolidated statement of financial position at December 31, 2015.

•	The non-current assets ceased to be amortized and depreciated for accounting purposes once they were reclassified as assets held for sale.

•	The results of Telefónica United Kingdom are reported under “Profit after tax from discontinued operations” in the consolidated income statements for 2015 and comparative periods.

•	The cash flows of Telefónica United Kingdom are reported separately from continuing operations in the consolidated statements of cash flows for 2015 and comparative periods.

b) Acquisition of 100% stake in GVT

Once the pertinent regulatory authorizations were obtained, Telefônica Brasil, S.A. acquired from Vivendi, S.A. the 100% of the share capital of Global Village Telecom, S.A. and its holding company GVT Participações, S.A. (collectively “GVT”).

Consequently, the Group consolidates GVT from May 1, 2015 using the full consolidation method. The main impacts are detailed in Note 5.

c) Acquisition of 56% stake in Distribuidora de Televisión Digital, S.A. (DTS)

Once the pertinent regulatory authorizations were obtained, on April 30, 2015 Telefónica, through its subsidiary Telefónica de Contenidos, S.A.U. acquired 56% of the share capital of Distribuidora de Televisión Digital, S.A. (DTS) from Promotora de Informaciones, S.A. (PRISA).

Following the transaction, the Telefónica Group holds 100% of the share capital of DTS, which was incorporated in the consolidation perimeter from April 30, 2015 under the full consolidation method, in the Telefónica Spain segment. The 44% stake in DTS held prior to the transaction was accounted for by the equity method. The main impacts of this transaction are explained in Note 5.

d) Demerger of Telco and sale of the ownership interest in Telecom Italia, S.p.A.

In 2015 the demerger of Telco, S.p.A. was formalized, thereafter Telefónica received the assets and liabilities equivalent to its interest in this entity (see Note 13), which were presented as a financial asset available for sale at 2014 year end.

In this same period, Telefónica divested of its entire stake in Telecom Italia, S.p.A., in accordance with the regulatory and competition commitments assumed, and settled the shareholders loan assumed.

The related transactions with this divestment are described in detail in Note 13.

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2015 Consolidated Financial Statements

e) Acquisition of E-Plus

Telefónica finalized the E-Plus Mobilfunk GmbH &Co KG (E-Plus) purchase on October 1, 2014, once the approval of the European Commission was obtained and the share capital increase by Telefónica Deutschland Holding, A.G. to finance the operation was completed.

Following the acquisition of E-Plus, the Telefónica Group’s stake in Telefónica Deutschland Holding, A.G. decreased from 76.83% to 62.1%. The Group consolidates E-Plus from October 1, 2014 using the full consolidation method. The main impacts are detailed in Note 5.

f) Sale of ownership interest in Telefónica Ireland, Ltd.

In June 2013 Telefónica reached an agreement with Hutchison Whampoa Group for the sale of Telefónica’s 100% participation in Telefónica Ireland, Ltd. for 850 million euros, including an initial cash consideration of 780 million euros to be paid at the closing of the transaction, and an additional deferred payment of 70 million euros to be settled based on the completion of agreed financial objectives.

The sale was concluded on July 15, 2014, once the pertinent regulatory authorizations were obtained.

g) Sale of ownership interest in Telefónica Czech Republic, a.s.

On November 5, 2013 Telefónica reached an agreement to sell 65.9% of Telefónica Czech Republic, a.s. to PPF Group N.V.I. for an equivalent amount of approximately 2,467 million euros in cash at the date of the agreement.

The transaction was completed in January 2014, once the pertinent regulatory authorization was obtained, and the entity was removed from the consolidation scope as of January 1, 2014. The impact to Equity attributable to non-controlling interests in 2014 was a 666 million euros decrease.

h) Individual Suspension Plan

Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. have signed the 1st Collective Agreement of Related Companies (CEV), wholly backed by the largest labor unions. Said agreement considers, among other elements, measures for individual suspension of the employment relationship in the period 2016 and 2017, applying principles of voluntariness, universality, non-discrimination and social responsibility. After signing the agreement, the registration to join the Plan was opened.

The current value of the payment flows of this Plan as of December 31, 2015 is 2,896 million euros before taxes, reflected in “Personnel expenses” of the accompanying consolidated income statement for 2015 (see notes 15 and 18).

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Key performance indicators

The Group uses a series of indicators in its decision-making which it considers provide a better indication of its performance. These indicators, different from accounting measures, are as follows:

Operating income before depreciation and amortization (OIBDA)

Operating income before depreciation and amortization (OIBDA) is calculated by excluding depreciation and amortization from operating income. OIBDA is used to track the performance of the business and to establish operating and strategic targets of the Telefónica Group companies. OIBDA is a commonly reported measure and is widely used among analysts, investors and other interested parties in the telecommunications industry, although not a measure explicitly defined in IFRS, and therefore, may not be comparable to similar indicators used by other companies. OIBDA should not be considered as an alternative to operating income as a measurement of operating results or as an alternative to cash flows from operating activities as a measurement of leverage.

The following table presents the reconciliation of OIBDA to operating income for the Telefónica Group for the years ended December 31, 2015, 2014 and 2013:

Millions of euros	2015	2014 (*)	2013 (*)
OIBDA	11,414	13,781	17,477
Depreciation and amortization	(8,517)	(7,431)	(8,616)
Operating income	2,897	6,350	8,861

(*)	Revised data to reflect the results of Telefónica’s operations in the United Kingdom as discontinued operations (see Note 23).

The following table presents the reconciliation of OIBDA to operating income for each business segment for the years ended December 31, 2015, 2014 and 2013:

2015

Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispano-américa	Other and eliminations	Total Group
OIBDA	2,336	1,858	3,573	4,356	(709)	11,414
Depreciation and amortization	(1,898)	(2,128)	(1,916)	(2,241)	(334)	(8,517)
Operating income	438	(270)	1,657	2,115	(1,043)	2,897

2014 (*)

Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispano-américa	Other and eliminations	Total Group
OIBDA	5,671	733	3,543	4,068	(234)	13,781
Depreciation and amortization	(1,805)	(1,426)	(1,762)	(2,034)	(404)	(7,431)
Operating income	3,866	(693)	1,781	2,034	(638)	6,350

(*)	Revised data to reflect the results of Telefónica’s operations in the United Kingdom as discontinued operations (see Note 23).

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2013 (*)

Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispano-américa	Other and eliminations	Total Group
OIBDA	6,340	1,308	3,940	5,531	358	17,477
Depreciation and amortization	(1,903)	(1,231)	(2,109)	(2,524)	(849)	(8,616)
Operating income	4,437	77	1,831	3,007	(491)	8,861

(*)	Revised data to reflect the results of Telefónica’s operations in the United Kingdom as discontinued operations (see Note 23).

Debt indicators

The following table presents the reconciliation between the Telefónica Group’s gross financial debt, net financial debt and net debt at December 31, 2015, 2014 and 2013:

Millions of euros	12/31/2015	12/31/2014	12/31/2013
Non-current interest-bearing debt	47,117	50,688	51,172
Current interest-bearing debt	12,953	9,094	9,527
Gross financial debt	60,070	59,782	60,699
Non-current trade and other payables	1,073	1,276	1,145
Current trade and other payables	462	210	99
Non-current financial assets	(5,793)	(6,267)	(4,468)
Trade and other receivables	(321)	(453)	—
Current financial assets	(2,971)	(2,932)	(2,117)
Cash and cash equivalents	(2,599)	(6,529)	(9,977)
Net financial debt	49,921	45,087	45,381
Net commitments related to employee benefits	3,668	1,976	2,270
Net debt	53,589	47,063	47,651

Net financial debt as of December 31, 2015 is calculated from gross financial debt by including certain amounts of the current and non-current line items “Trade and other payables” for 1,535 million euros and subtracting 2,599 million euros of “Cash and cash equivalents”, 2,971 million euros of “Current financial assets”, 321 million euros of “Trade and other receivables” with a maturity of less than one year and 5,793 million euros of certain investments in financial assets with a maturity of over one year, included in the consolidated statement of financial position under “Non-current financial assets”. Net financial debt does not include non-current financial assets that cover net commitments related to employee benefits, even though they are included in the net commitments related to employee benefits (see Note 13.a). After adjustment for these items, net financial debt at December 31, 2015 amounted to 49,921 million euros, with an increase of 10.7% from 2014 (45,087 million euros at December 31, 2014).

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Note 3. Accounting policies

As stated in Note 2, the Group’s consolidated financial statements have been prepared in accordance with IFRSs and interpretations issued by the International Accounting Standards Board (IASB) and the IFRS Interpretations Committee (IFRIC) as endorsed by the European Commission for use in the European Union (IFRSs – EU).

Accordingly, only the most significant accounting policies used in preparing the accompanying consolidated financial statements, in light of the nature of the Group’s activities, are set out below, as well as the accounting policies applied where IFRSs permit a policy choice, and those that are specific to the sector in which the Group operates.

a) Hyperinflationary economies

Venezuela is considered as a hyperinflationary economy since 2009. The inflation rates used to prepare the financial information are the “Indice Nacional de Precios al Consumidor de Venezuela”, published by the Central Bank of Venezuela, or the best estimate in case the final index is not available. On an annual basis, these rates are 190.8%, 64.1% and 56.2% for 2015, 2014 and 2013, respectively.

The exchange rate used to translate inflation-adjusted bolivar-denominated items is the exchange rate as of the closing date of each reporting period, amounting to 198.699 bolivars per U.S. dollar (SIMADI), 49.988 bolivars per U.S. dollar (SICAD II) and 6.3 bolivars per U.S. dollar (SICAD I) as of December 31, 2015, 2014 and 2013, respectively.

b) Translation methodology

The income statements and statements of cash flows of the Group’s foreign subsidiaries (except Venezuela) were translated into euros at the average exchange rates for the year.

c) Goodwill

After initial recognition, goodwill is carried at cost, less any accumulated impairment losses. Goodwill is recognized as an asset denominated in the currency of the company acquired and is tested for impairment annually or more frequently, if there are certain events or changes indicating the possibility that the carrying amount may not be fully recoverable. The potential impairment loss is determined by assessing the recoverable amount of the cash generating unit (or group of cash generating units) to which the goodwill is allocated from the acquisition date.

d) Intangible assets

Intangible assets are carried at acquisition or production cost, less any accumulated amortization or any accumulated impairment losses.

Intangible assets are amortized on a straight-line basis according to the following:

•	Expenditures incurred in developing new products to be available for sale or use within the Group’s own network, and whose future economic viability is reasonably certain (“Development costs”), are amortized on a straight-line basis over the period during which the related development project is expected to generate economic benefits, upon its completion.

•	Licenses granted to the Telefónica Group by various public authorities to provide telecommunications services and the value allocated to licenses held by certain companies at the time they were included in the Telefónica Group (“Service concession arrangements and licenses”) are amortized on a straight-line basis over the duration of related licenses from the moment commercial operation begins.

•	The allocation of acquisition costs attributable to customers acquired in business combinations, as well as the acquisition value of this type of assets in a third-party transaction for consideration

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(“Customer base”) are amortized on a straight-line basis over the estimated period of the customer relationship.

•	Software is amortized on a straight-line basis over its useful life, generally estimated to be between two and five years.

e) Property, plant and equipment

Property, plant and equipment is carried at cost less any accumulated depreciation and any accumulated impairment in value.

Cost includes, among others, direct labor used in installation and the allocable portion of the indirect costs required for the related asset. The latter two items are recorded as revenue under the concept “Own work capitalized” of the line item “Other income”.

Interest and other financial expenses incurred and directly attributable to the acquisition or construction of qualifying assets are capitalized. Qualifying assets for the Telefónica Group are those assets that require a period of at least 18 months to bring the assets to the condition necessary for their intended use or sale.

The Group’s subsidiaries depreciate their property, plant and equipment, from the time they can be placed in service, amortizing the cost of the assets, net of their residual values on a straight-line basis over the assets’ estimated useful lives, which are calculated in accordance with technical studies that are revised periodically in light of technological advances and the rate of dismantling, as follows:

Years of estimated useful life
Buildings	25 – 40
Plant and machinery	10 – 15
Telephone installations, networks and subscriber equipment	5 – 20
Furniture, tools and other items	2 – 10

f) Impairment of non-current assets

Non-current assets, including goodwill and intangible assets are assessed at each reporting date for indicators of impairment. Whenever such indicators exist, or in the case of assets which are subject to an annual impairment test, the recoverable amount is estimated. An asset’s recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows deriving from the use of the asset or its cash generating unit, as applicable, are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset.

The Group bases the calculation of impairment on the business plans of the various cash generating units to which the assets are allocated. The projected cash flows, based on strategic business plans, cover a period of five years. Starting with the sixth year, an expected constant growth rate is applied.

g) Lease agreements

The determination of whether an arrangement is, or contains a lease is based on the substance of the agreement and requires an assessment of whether the fulfilment of the arrangement is dependent on the use of a specific asset and the agreement conveys a right to the use of the asset.

Leases where the lessor does not transfer substantially all the risks and benefits of ownership of the asset are classified as operating leases.

Leases are classified as finance leases when the terms of the lease transfer substantially all the risks and rewards incidental to ownership of the leased item to the Group.

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2015 Consolidated Financial Statements

h) Investment in associates and joint arrangements

The Group assesses whether it has significant influence not only on the basis of its ownership percentage but also on the existence of qualitative factors such representation on the board of directors of the investee, its participation in decision-making processes, interchange of managerial personnel and access to technical information.

The Group assesses rights and obligations agreed to by the parties to a joint arrangement and, when relevant, other facts and circumstances in order to determine whether the joint arrangement in which it is involved is a joint venture or a joint operation.

i) Financial assets and liabilities

Financial investments

All regular way purchases and sales of financial assets are recognized in the statement of financial position on the trade date, i.e. the date that the Company commits to purchase or sell the asset.

Financial assets which the Group intends to hold for an indefinite period of time and could be sold at any time in response to needs for liquidity requirements or in response to changes in market conditions are classified as available-for-sale. These investments are presented as non-current assets, unless it is probable and feasible that they will be sold within 12 months.

Derivative financial instruments and hedge accounting

The accounting treatment of any gain or loss resulting from changes in the fair value of a derivative depends on whether the derivative in question meets all the criteria for hedge accounting and, if appropriate, on the nature of the hedge.

Changes in fair value of derivatives that qualify as fair value hedging instruments are recognized in the income statement, together with changes in the fair value of the hedged asset or liability attributable to the risk being hedged.

Changes in the fair value of derivatives that qualify and have been designated as cash flows hedges, which are highly effective, are recognized in equity. The ineffective portion is recognized immediately in the income statement. Fair value changes from hedges that relate to firm commitments or forecast transactions that result in the recognition of non-financial assets or liabilities are included in the initial carrying amount of those assets or liabilities. Otherwise, changes in fair value previously recognized in equity are recognized in the income statement in the period in which the hedged transaction affects profit or loss.

An instrument designated to hedge foreign currency exposure from a net investment in a foreign operation is accounted for in a similar manner to cash flow hedges.

When the Group chooses not to apply hedge accounting criteria, gains or losses resulting from changes in the fair value of derivatives are taken directly to the income statement. In this respect, transactions used to reduce the exchange rate risk of income contributed by foreign subsidiaries are not treated as hedging transactions.

j) Inventories

Materials stored for use in investment projects and inventories for consumption and replacement are valued at the lower of weighted average cost and net realizable value.

k) Pensions and other employee obligations

Provisions required to cover the accrued liability for defined-benefit pension plans are determined using “the projected unit credit” actuarial valuation method. The calculation is based on demographic and financial assumptions determined at a country level, and in consideration of the macroeconomic environment. The discount rates are determined based on high quality market yield curves. Plan assets are measured at fair value.

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2015 Consolidated Financial Statements

Provisions for post-employment benefits (e.g. early retirement or other) are calculated individually based on the terms agreed with the employees. In some cases, these may require actuarial valuations based on both demographic and financial assumptions.

l) Revenue and expenses

The Telefónica Group revenues are derived principally from providing the following telecommunications services: traffic, connection fees, regular (normally monthly) network usage fees, interconnection, network and equipment leasing, handset sales and other digital services such as Pay TV and value-added services or maintenance. Products and services may be sold separately or bundled in promotional packages.

Revenues from calls carried on Telefónica’s networks (traffic) entail an initial call establishment fee plus a variable call rate, based on call length, distance and type of service. Both wireline and wireless traffic is recognized as revenue as service is provided. For prepaid calls, the amount of unused traffic generates a deferred revenue presented in “Trade and other payables” on the statement of financial position. Prepaid cards generally expire within 12 months and any deferred revenue from prepaid traffic is recognized directly in the income statement when the card expires as the Group has no obligation to provide service after expiry date.

Revenues from traffic sales and services at a fixed rate over a specified period of time (flat rate) are recognized on a straight-line basis over the term covered by the rate paid by the customer.

Connection fees arising when customers connect to the Group’s network are deferred and recognized in the income statement throughout the average estimated customer relationship period, which varies by type of service. All related costs, except those related to network expansion, as well as administrative expenses and overhead, are recognized in the income statement as incurred.

Installation fees are taken to the income statement on a straight-line basis over the related period. Equipment leases and other services are taken to profit or loss as they are consumed.

Interconnection revenues from wireline-wireless and wireless-wireline calls and other customer services are recognized in the period in which the calls are made.

Revenues from handset and equipment sales are recognized once the sale is considered complete, i.e., generally when delivered to the end customer.

For bundled packages that include multiple elements sold in the wireline, wireless, internet and television businesses it is determined whether it is necessary to separate the separately identifiable elements and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective fair values (i.e. the fair value of each element relative to the total fair value of the package).

As connection or initial activation fees, or upfront non-refundable fees, are not separately identifiable elements in these types of packages, any revenues received from the customer for these items are allocated to the remaining elements.

Additionally, when allocating the package revenue to the elements, amounts contingent upon delivery of undelivered elements are not allocated to delivered elements.

All expenses related to bundled promotional packages are recognized in the income statement as incurred.

m) Use of estimates

The key assumptions concerning the future and other relevant sources of uncertainty in estimates at the reporting date that could have a significant impact on the consolidated financial statements within the next financial year are discussed below.

A significant change in the facts and circumstances on which these estimates and related judgments are based could have a material impact on the Group’s results and financial position. Accordingly, sensitivity analyses are disclosed for the most relevant situations (see notes 7 and 15).

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2015 Consolidated Financial Statements

Property, plant and equipment, intangible assets and goodwill

The accounting treatment of investments in property, plant and equipment and intangible assets entails the use of estimates to determine the useful life for depreciation and amortization purposes and to assess fair value at their acquisition dates for assets acquired in business combinations.

Determining useful life requires making estimates in connection with future technological developments and alternative uses for assets. There is a significant element of judgment involved in making technological development assumptions, since the timing and scope of future technological advances are difficult to predict.

The decision to recognize an impairment loss involves developing estimates that include, among others, an analysis of the causes of the potential impairment, as well as its timing and expected amount. Furthermore, additional factors, such as technological obsolescence, the suspension of certain services and other circumstantial changes, which highlight the need to evaluate a possible impairment, are taken into account.

The Telefónica Group evaluates its cash-generating units’ performance regularly to identify potential goodwill impairments. Determining the recoverable amount of the cash-generating units to which goodwill is allocated also entails the use of assumptions and estimates and requires a significant element of judgment.

Deferred income taxes

The Group assesses the recoverability of deferred tax assets based on estimates of future earnings. Such recoverability ultimately depends on the Group’s ability to generate taxable earnings over the period for which the deferred tax assets remain deductible. This analysis is based on the estimated schedule for reversing deferred tax liabilities, as well as estimates of taxable earnings, which are sourced from internal projections that are continuously updated to reflect the latest trends.

The recognition of tax assets and liabilities depends on a series of factors, including estimates as to the timing and realization of deferred tax assets and the projected tax payment schedule. Actual Group company income tax receipts and payments could differ from the estimates made by the Group as a result of changes in tax legislation or unforeseen transactions that could affect tax balances.

Provisions

The amount of the provision is determined based on the best estimate of the outflow of resources required to settle the obligation, bearing in mind all available information at the statement of financial position date, including the opinions of independent experts such as legal or financial counsel.

Given the uncertainties inherent in the estimates used to determine the amount of provisions, actual outflows of resources may differ from the amounts recognized originally on the basis of the estimates.

Revenue recognition

Connection fees

Connection fees generated when customers connect to the Group’s network are deferred and recognized as revenue over the average estimated customer relationship period.

The estimate of the average customer relationship period is based on the recent history of customer churn. Potential changes in estimates could lead to changes in both the amount and timing of the future recognition of revenues.

Bundled offers

Bundled offers that combine different elements are assessed to determine whether it is necessary to separate the different identifiable components and apply the corresponding revenue recognition policy to each element. Total package revenue is allocated among the identified elements based on their respective fair values.

Determining fair values for each identified element requires estimates that are complex due to the nature of the business.

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2015 Consolidated Financial Statements

A change in estimates of fair values could affect the apportionment of revenue among the elements and, as a result, the date of recognition of revenues.

Exchange rate used to translate the financial statements of our Venezuelan subsidiaries

As of December 31, 2015, there are multiple exchange mechanisms and and three published exchange rates legally available for translation of the financial statements of the Venezuelan subsidiaries.

We review, on a regular basis, the economic conditions in Venezuela and the specific circumstances of our Venezuelan operations. Assessment of the exchange rate that best reflects the economics of Telefónica’s business activities in Venezuela relies on several factors and is performed considering all the information available at the closing date, and entails the use of assumptions and estimates and significant management judgment.

Due to inherent uncertainties in the estimates required to determine the appropriate exchange rate for the conversion of BsF-denominated financial statements, actual cash flows denominated in such currency may differ from the amounts currently recognized on the basis of our estimates, as a result of changes in currency laws or changes in exchange mechanisms or published exchange rates that may have a material impact on the conversion rate used for our Venezuelan subsidiaries’ financial statements, affecting the net monetary position of assets (liabilities) denominated in BsF.

n) New IFRS and interpretations of the IFRS Interpretations Committee (IFRIC)

The accounting policies applied in the preparation of the consolidated financial statements for the year ended December 31, 2015 are consistent with those used in the preparation of the Group’s consolidated annual financial statements for the year ended December 31, 2014, except for the adoption, on January 1, 2015, of new amendments to standards published by the International Accounting Standards Board (IASB) and adopted by the European Union for application in Europe, noted below:

•	Defined Benefit Plans: Employee Contributions – Amendments to IAS 19

These amendments clarify the requirements that relate to how contributions from employees or third parties that are linked to service should be attributed to periods of service. In addition, the amendments clarify that, if the amount of the contributions is independent of the number of years of service, an entity is permitted to recognise such contributions as a reduction in the service cost in the period in which the service is rendered. The application of these amendments had no impact on the Group’s consolidated financial position or results.

•	Improvements to IFRS 2010-2012

•	Improvements to IFRS 2011-2013

The annual improvements projects provide a vehicle for making non-urgent but necessary amendments to IFRSs, with the aim of removing inconsistencies and clarifying wording. These improvements do not have a significant impact on the results or financial position of the Group.

New standards and amendments to standards issued but not effected as of December 31, 2015

At the date of preparation of the consolidated financial statements, the following IFRSs and amendments had been published, but their application was not mandatory:

Standards and amendments		Mandatory application: annual periods beginning on or after
Improvements to IFRS 2012-2014		January 1, 2016
IFRS 14	Regulatory Deferral Accounts	January 1, 2016
Amendments to IFRS 11	Accounting for Acquisitions of Interests in Joint Operations	January 1, 2016
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants	January 1, 2016

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Amendments to IAS 1	Disclosure Initiative	January 1, 2016
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016
Amendments to IAS 7	Disclosure Initiative	January 1, 2017
Amendments to IAS 12	Recognition of Deferred Tax Assets for Unrealised Losses	January 1, 2017
IFRS 9	Financial instruments	January 1, 2018
IFRS 15	Revenues from Contracts with Customers	January 1, 2018
IFRS 16	Leases	January 1, 2019
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	Deferred Indefinitely

Based on the analyses made to date, the Group estimates that the adoption of most of these standards, amendments and improvements will not have a significant impact on the consolidated financial statements in the initial period of application. However, IFRS 15 is likely to have an impact in the timing and amount of revenue recognition in connection with certain bundled revenue transactions. The Group is currently assessing the impact of the application of this standard. Also, the changes introduced by IFRS 9 will affect financial instruments and transactions with financial instruments carried out on or after January 1, 2018. In addition to this, IFRS 16 requires a company to report on the statement of financial position lease assets and lease liabilities for all leases (other than short-term leases and leases of low-value assets). Based on the number of lease arrangements in the Group, changes introduced by IFRS 16 are expected to have a significant impact in the Group’s financial statements.

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2015 Consolidated Financial Statements

Note 4. Segment information

The organizational structure approved by the Board of Directors of Telefónica, S.A. on February 26, 2014 was made up of the following segments: Telefónica Spain, Telefónica Brazil, Telefónica Germany, Telefónica UK and Telefónica Hispanoamérica (formed by the Group’s operators in Argentina, Chile, Peru, Colombia, Mexico, Venezuela and Central America, Ecuador and Uruguay).

As described in Note 2.a), Telefónica’s companies in the UK have been recognized as a disposal group held for sale and its operations classified as discontinued operations. Therefore, the Group’s comparative information of 2014 and 2013 was revised to reflect this new situation.

A breakdown of the results and cash flows for discontinued operations, along with the assets and liabilities held for sale, are included in Note 23.

These segments include the information relating to wireline, wireless, cable, data, internet and television businesses and other digital services in accordance with each location. “Other companies and eliminations” includes the companies belonging to the transverse areas as well as other Group companies and eliminations in the consolidation process.

Segment reporting takes into account the impact of the purchase price allocation to assets acquired and the liabilities assumed for the companies included in each segment. The assets and liabilities presented in each segment are those managed by the heads of each segment, irrespective of their legal structure.

The Group manages borrowing activities and taxes centrally. Therefore, it does not disclose the related assets, liabilities, revenue and expenses by reportable segments. In addition, revenue and expenses arising from intra-group invoicing for the use of the trademark and management services have been eliminated from the operating results of each Group segment. These adjustments have no impact on the Group’s consolidated results.

Inter-segment transactions are carried out at market prices.

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2015 Consolidated Financial Statements

The following table presents income and capital expenditures information regarding the Group’s operating segments comprising continuing operations:

2015

Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other companies and eliminations	Total Group
Revenues	12,402	7,888	11,060	14,387	1,482	47,219
External revenues	12,194	7,874	11,027	14,147	1,977	47,219
Inter-segment revenues	208	14	33	240	(495)	—
Other operating income and expenses	(10,066)	(6,030)	(7,487)	(10,031)	(2,191)	(35,805)
OIBDA	2,336	1,858	3,573	4,356	(709)	11,414
Depreciation and amortization	(1,898)	(2,128)	(1,916)	(2,241)	(334)	(8,517)
Operating income	438	(270)	1,657	2,115	(1,043)	2,897
Capital expenditures	1,827	2,230	2,105	3,060	356	9,578

2014 (*)

Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other companies and eliminations	Total Group
Revenues	12,023	5,522	11,231	13,155	1,527	43,458
External revenues	11,832	5,500	11,200	13,013	1,913	43,458
Inter-segment revenues	191	22	31	142	(386)	—
Other operating income and expenses	(6,352)	(4,789)	(7,688)	(9,087)	(1,761)	(29,677)
OIBDA	5,671	733	3,543	4,068	(234)	13,781
Depreciation and amortization	(1,805)	(1,426)	(1,762)	(2,034)	(404)	(7,431)
Operating income	3,866	(693)	1,781	2,034	(638)	6,350
Capital expenditures	1,732	849	2,933	2,842	325	8,681

(*)	Revised data (see Note 2).

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2015 Consolidated Financial Statements

2013 (*)

Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Other companies and eliminations	Total Group
Revenues	12,959	4,914	12,217	16,855	3,602	50,547
External revenues	12,734	4,876	12,186	16,736	4,015	50,547
Inter-segment revenues	225	38	31	119	(413)	—
Other operating income and expenses	(6,619)	(3,606)	(8,277)	(11,324)	(3,244)	(33,070)
OIBDA	6,340	1,308	3,940	5,531	358	17,477
Depreciation and amortization	(1,903)	(1,231)	(2,109)	(2,524)	(849)	(8,616)
Operating income	4,437	77	1,831	3,007	(491)	8,861
Capital expenditures	1,529	666	2,127	3,118	565	8,005

(*)	Revised data (see Note 2).

The following table presents segment assets, liabilities and investments accounted for by the equity method:

2015

Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Companies held for sale	Other companies and eliminations	Total Group
Investments accounted for by the equity method	2	—	2	2	—	68	74
Fixed assets	15,364	16,780	22,169	14,504	—	2,039	70,856
Total allocated assets	21,320	19,913	28,308	21,623	15,004	16,806	122,974
Total allocated liabilities	13,411	6,471	7,911	14,384	3,941	49,325	95,443

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2015 Consolidated Financial Statements

2014(*)
Millions of euros	Telefónica Spain	Telefónica Germany	Telefónica Brazil	Telefónica Hispanoamérica	Telefónica UK	Other companies and eliminations	Total Group
Investments accounted for by the equity method	2	—	3	2	2	779	788
Fixed assets	14,057	16,716	21,795	14,922	11,173	2,157	80,820

Total allocated assets	18,520	21,235	28,570	21,800	14,105	18,118	122,348

Total allocated liabilities	9,599	6,662	8,898	14,480	4,740	47,648	92,027

(*)	Revised data (see Note 2).

The composition of segment revenues, detailed by the main countries in which the Group operates, is as follows:

Millions of euros	2015				2014 (*)				2013 (*)
Country	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total	Fixed	Mobile	Other and elims.	Total
Spain	9,359	4,337	(1,294)	12,402	8,543	4,556	(1,076)	12,023	8,861	5,121	(1,023)	12,959
Germany	1,043	6,832	13	7,888	1,138	4,375	9	5,522	1,235	3,673	6	4,914
Brazil	4,154	6,906	—	11,060	3,613	7,618	—	11,231	4,125	8,092	—	12,217
Hispanoamérica	4,070	10,347	(30)	14,387	3,604	9,578	(27)	13,155	4,272	13,020	(437)	16,855
Argentina	1,376	2,539	—	3,915	1,055	2,008	—	3,063	1,247	2,434	—	3,681
Chile	928	1,292	—	2,220	842	1,247	—	2,089	988	1,495	—	2,483
Peru	1,200	1,566	—	2,766	1,077	1,427	—	2,504	1,121	1,333	—	2,454
Colombia	566	942	—	1,508	629	1,090	—	1,719	652	1,053	—	1,705
Mexico	—	1,783	—	1,783	—	1,649	—	1,649	—	1,580	—	1,580
Venezuela and Central America	—	1,379	—	1,379	—	1,420	—	1,420	—	4,228	—	4,228
Remaining operators and segment eliminations	—	846	(30)	816	1	737	(27)	711	264	897	(437)	724
Other and inter-segment eliminations				1,482				1,527				3,602

Total Group				47,219				43,458				50,547

Note: In some operating business of Telefónica Hispanoamérica segment, the breakdown of revenues presented allocating intercompany eliminations to fixed and mobile businesses.

(*)	Revised data (see Note 2).

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2015 Consolidated Financial Statements

Note 5. Business combinations and acquisitions of non-controlling interests

Business combinations

Acquisition of GVT

On September 19, 2014 Telefónica, S.A. signed an agreement with Vivendi, S.A, for the acquisition by Telefônica Brasil, S.A. of Global Village Telecom, S.A and its holding company GVT Participações, S.A. (jointly “GVT”) for a cash consideration of 4,663 million euros (through payment in cash and debt assumption), as well as delivery of shares representing 12% of the share capital of the new Telefônica Brasil, S.A. resulting from the integration with GVT.

Once the pertinent regulatory authorizations were obtained, the Extraordinary General Shareholders Meeting of Telefônica Brasil, S.A. held on May 28, 2015, approved the acquisition.

The sale and purchase agreement contemplates a contingent consideration regarding a legal deposit set up by GVT. In September 2014, GVT requested the cancellation of the deposit and the return of the amount deposited. The amount recovered based on a final ruling will be returned to Vivendi. The ultimate date for this is up to 15 years. The fair value of the contingent consideration on the acquisition date is 102 million euros.

As a consequence of the acquisition of GVT, the stake of Telefónica Group in Telefónica Brasil decreased from previous 73.96% to 65.59%.

The share capital increase at Telefônica Brasil, S.A. and the aforementioned dilution of the Group’s percentage stake had an adverse net effect on “Equity attributable to the parent Company” in the amount of 456 million euros and an increase on “Equity attributable to non-controlling interests” in the amount of 4,257 million euros. These figures include an impact of dilution in the non-controlling interests amounting to 102 million euros.

GVT is headquartered in Brazil where it provides mostly fixed telephony, data, multimedia and pay TV services. With this acquisition, Telefónica Group reinforces its leadership position in the telecommunications sector in Brazil. The combination of Telefónica Brasil and GVT infrastructures, product portfolio and commercial network will maximize the penetration of products in the mobile and fixed segments of both customer basis, as well as increase presence in corporate customers and small and medium size companies. Additionally synergies can be obtained as consequence of operating expenses reduction and less investment in transmission networks and the Company can take advantage of economy of scale related to set up costs and duplicated satellite infrastructure.

The table below sets out the consideration transferred, the fair values of the assets and liabilities identified at the acquisition date, and the goodwill generated.

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2015 Consolidated Financial Statements

Millions of euros
Gross cash consideration (date of the agreement)	4,663
Contingent consideration	102
Fair value of 12% of Telefônica Brasil transferred	2,476
Consideration transferred	7,241
Price adjustment for net debt and hedges	(2,168)
Intangible assets	835
Customer relationships	751
Rest of intangible assets	84
Property, plant and equipment	2,374
Deferred tax assets	182
Accounts receivable	282
Other assets	256
Cash and cash equivalents	116
Financial debt	(2,102)
Trade and other payables	(202)
Provisions	(208)
Other liabilities	(217)
Fair value of net assets	1,316
Goodwill (Note 7)	3,757

Customer relationships were valued using the MEEM (“Multiple Excess Earnings Method”), which is based on calculating the discounted cash flows reflecting the economic benefits attributable to the customer base after consideration of all value contributions of other assets.

At the acquisition date contingent liabilities recognized at fair value amounted to 153 million euros. The deductibility of the goodwill for tax purposes amounts 3,660 million of euros.

The breakdown of accounts receivable’s fair value at the date of acquisition was as follows:

Millions of euros	Gross contractual value	Impairment	Preliminary fair value
Customers	379	(97)	282

The contribution of GVT to revenues since its incorporation to the consolidation perimeter to December 31, 2015 was 1,084 million. This contribution would have been 1,591 million euros if GVT had been consolidated the whole year. The contribution of GVT to the profit for the year, after the impact of the amortization of the assets identified in the purchase price allocation, has been a 30 million euros loss.

At the date of authorization for issue of the accompanying consolidated financial statements, the purchase price allocation process is provisional. It is expected that this analysis will be concluded in the coming months and no later than twelve months from the acquisition date as established in the standard.

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2015 Consolidated Financial Statements

Acquisition of 56% of DTS

On May 6, 2014 Telefónica submitted a binding offer for the acquisition of 56% of the share capital of Distribuidora de Televisión Digital, S.A. (DTS) owned by PRISA. On June 2, 2014, the parties signed the sale and purchase agreement, subject to competence authorities’ clearance.

Once the relevant competence authorizations were obtained, on April 30, 2015 the acquisition by Telefónica was completed (through its subsidiary Telefónica de Contenidos, S.A.U.) for an initial consideration of 707 million euros, subject to the finalization of the working capital and net debt adjustments. According to the sale and purchase agreement, Telefónica paid 80% at the acquisition date.

On October 20, 2015 Telefónica and PRISA reached an agreement on certain price adjustments, whereby on November 3, 2015 Telefónica paid 123 million euros to PRISA. In addition, Telefónica paid 7 million euros in February 2016, resulting on a total consideration of 695 million euros. At the date of authorization for issue of these financial statements, there is one unresolved adjustment, which could lead to an increase in the price to Telefónica of up to 29 million euros.

After the acquisition of a 22% stake from Mediaset España Comunicación, S.A. on July 4, 2014, the Group had a stake of 44% in DTS registered under the equity method (see Note 9); this is therefore a step acquisition. Hence the consideration has been calculated as the result of adding to the price paid for the 56% acquired the fair value of the previous stake, which at the date of acquisition did not differ materially from the net carrying amount.

DTS had 1.4 million pay TV customers at the date of acquisition and more than 25 years of experience in the sector. With its acquisition, Telefónica reinforces its position as a global video company, becoming the company of reference in the pay TV business in Spain, reinforcing its contents offer and acquiring new global capacities in the TV business.

The table below sets out the total consideration, the fair values of the assets acquired and liabilities assumed identified at acquisition date, and the goodwill generated.

Millions of euros
Cash payment 56% stake	695
Fair value of the prior stake	739
Intangible assets	378
Customer relationships	362
Other	16
Property, plant and equipment	91
Deferred tax assets	454
Trade and other receivables	137
Other assets	213
Financial debt	(350)
Trade and other payables	(367)
Other liabilities	(66)
Fair value of net assets	490
Goodwill (Note 7)	944

Customer relationships were valued using the MEEM (“Multiple Excess Earnings Method”), which is based on calculating the discounted cash flows reflecting the economic benefits attributable to the customer base after consideration of all value contributions of other assets.

DTS was integrated in the consolidation perimeter from April 30, 2015 under full consolidation method. DTS contribution to revenues since its incorporation to the consolidation perimeter to December 31, 2015 amounted 520 million euros. This contribution would have been 843 million euros if DTS had been consolidated the whole year. The contribution of DTS to the profit for the year, after the impact of the amortization of the assets identified in the purchase price allocation, has been a 23 million euros loss.

None of the goodwill recognized is expected to be deductible for income tax purposes.

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2015 Consolidated Financial Statements

At the date of authorization for issue of the accompanying consolidated financial statements, the purchase price allocation process is provisional. This analysis is due to conclude in the coming months and no later than twelve months from the acquisition date as established in the standard. Furthermore, there is one unresolved adjustment to the purchase price, which affects the value of the pre-existing relationships with DTS.

Finalization of the purchase price allocation of E-Plus

On October 1, 2014, following the share capital increase by Telefonica Deutschland to finance the purchase of E-Plus, the latter was finally acquired by Telefonica Deutschland.

The purchase price allocation in the consolidated financial statements as of December 31, 2014 was provisional. In 2015 the preliminary purchase price allocation was reviewed within the twelve-month period and recorded retrospectively to the acquisition date on the basis of a final valuation. The accompanying consolidated statement of financial position as of December 31, 2014 was revised, in line with the provisions of IFRS 3. The impact on the profit for the year 2014 (before non-controlling interests) amounted to 32 million euros and was recorded against “retained earnings”.

An agreement on the final purchase price was reached with KPN in December 2015. The original purchase price was reduced overall by 134 million euros. 30 million euros of this figure was adjusted against goodwill within the twelve-month period. A sufficiently secure agreement on the final purchase price was not reached at the end of the aforementioned twelve-month period foreseen in the accounting regulation, therefore estimates based on partial agreements and expert opinions were used in order to determine the purchase price for the final goodwill calculation. The remaining amount, 104 million euros, has been recognised in “other operating income” as it arose after the twelve-month period since the date of acquisition (see Note 18).

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2015 Consolidated Financial Statements

The following table gives an overview of the differences between the preliminary and the final purchase price allocation:

Millions of euros	Preliminary fair values at acquisition date	Final fair values at acquisition date	Differences
Intangible assets	4,328	4,182	(146)
Customer relationships	2,718	2,857	139
Frecuency usage rights	1,342	1,057	(285)
Rest of intangible assets	268	268	—
Property, plant and equipment	1,931	1,742	(189)
Inventories	21	21	—
Trade and other receivables	677	677	—
Other financial assets	19	19	—
Other non-financial assets	93	93	—
Cash and cash equivalents	396	396	—
Deferred revenue	(220)	(220)	—
Provisions	(254)	(254)	—
Interest-bearing debt	(505)	(528)	(23)
Current trade and other payables	(709)	(709)	—
Fair value of net assets	5,777	5,419	(358)
Goodwill (Note 7)	1,686	2,014	328
Cash payment	4,936	4,906	(30)
Fair value of the T. Deutschland shares purchased by KPN	2,527	2,527	—
Purchase price	7,463	7,433	(30)
Purchase price adjustments outside measurement period	—	(104)	(104)
Final purchase price	7,463	7,329	(134)

The adjustments in the valuation of the assets resulted mainly from new insights into the requirements of the “Federal Network Agency” and, as a consequence, from more detailed analysis of the fair value of the licences acquired. In addition, new insight relating to the underlying market conditions resulted in reduced values for the acquired property, plant and equipment.

Transactions with non-controlling interests

2015

Acquisition from Vivendi of 4.5% of Telefónica Brasil

On June 24, 2015 in accordance with the commitments undertaken in the acquisition agreement with GVT, Telefónica proceeded to deliver (through its fully-owned subsidiary Telco TE, S.p.A.) 1,110 million ordinary shares in Telecom Italia, S.p.A. representing 8.2% of the voting equity of Telecom Italia, S.p.A. (equivalent to 5.7% of its share capital) to Vivendi, S.A. and received from Vivendi, S.A. all of the ordinary shares and part of the preference shares of Telefónica Brasil, S.A. which Vivendi, S.A. had received from the sale of GVT, which jointly represent 4.5% of the share capital of Telefônica Brasil, S.A. The fair value of the Telecom Italia, S.p.A. shares delivered to Vivendi as part of the consideration has been calculated on the basis of their market price at the date of the approval of the operation, amounting to 1,264 million euros. The difference between the aforementioned value and the valuation of the minority interest in Telefônica Brasil had an adverse effect on “Equity attributable to the parent Company” in the amount of 277 million euros.

After the acquisition of the 4.5% stake of Telefônica Brasil, S.A. from Vivendi, S.A., the stake of Telefónica Group increased to 70.13% (70.22% considering Telefônica Brasil, S.A. treasury shares).

Agreement with Vivendi for the exchange of shares of Telefônica Brasil for treasury shares of Telefónica, S.A.

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2015 Consolidated Financial Statements

In September 2015, after the regulatory approval from CADE, Telefónica delivered to Vivendi 46.0 million of its treasury shares representing 0.95 % of its share capital with an effect on treasury shares and in retained earnings in the amount of 555 million euros and 69 million euros, respectively (see Note 12), in exchange for 58.4 million preferred shares of Telefônica Brasil, S.A, (received by Vivendi, S.A. in the context of the acquisition of GVT Participaçoes, S.A.) representing approximately 3.5% of the share capital of Telefônica Brasil, S.A.

After the acquisition the stake of Telefónica Group increased to 73.6%.

Under this agreement, Vivendi, S.A. committed, among other obligations: (i) to refrain from selling the Telefónica shares during specified periods (lock up), and (ii) to comply with certain restrictions that, in case of sale, and once the lock up periods have lapsed, would ensure an orderly sale of such shares.

2014

No material transactions with non-controlling interests were carried out that were significant for the Group in 2014, except for those detailed above regarding E-Plus acquisition (see Note 12.h).

2013

Sale of 40% of the stake in Telefónica’s subsidiaries in Guatemala, El Salvador, Nicaragua and Panama

In April 2013 Telefónica reached an agreement with Corporación Multi Inversiones to sell 40% of Telefónica’s stake in its subsidiaries in Guatemala, El Salvador, Nicaragua and Panama, through Telefónica Centroamérica Inversiones, S.L.

The closing of the transaction was on August 2, 2013, upon the fulfillment of the sale conditions. The value of the sale amounted to 500 million U.S. dollars (equivalent to 377 million euros on the date of closing of the sale), plus payment of an additional variable amount of up to 72 million U.S. dollars, depending to the evolution and operational performance of the transferred assets.

The Telefónica Group maintains control of these companies, and therefore the transaction had no impact on the consolidated income statement at its completion, as it is a transaction with non-controlling interests. The impact of this transaction on the consolidated equity was a 111 million euros increase in “Equity attributable to equity holders of the parent and other holders of equity instruments”, and a 283 million euros increase in “Equity attributable to non-controlling interests”.

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2015 Consolidated Financial Statements

Note 6. Intangible assets

The composition of and movements in net intangible assets in 2015 and 2014 are as follows:

Millions of euros	Balance at 12/31/2014	Additions	Amortization	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Transfer Non- current assets classified as held for sale	Balance at 12/31/2015
Service concession arrangements and licenses	13,346	387	(1,053)	—	748	(1,352)	—	(2,038)	10,038
Software	2,905	759	(1,460)	(15)	647	(216)	76	(43)	2,653
Customer base	3,499	—	(525)	—	113	(202)	1,113	(245)	3,753
Other intangible assets	1,430	60	(145)	(4)	(135)	(83)	24	(408)	739
Intangible assets in process	1,047	1,454	—	—	(1,018)	(13)	—	(91)	1,379

Total intangible assets	22,227	2,660	(3,183)	(19)	355	(1,866)	1,213	(2,825)	18,562

Millions of euros	Balance at 12/31/2013	Additions	Amortization	Disposals	Transfers and others (*)	Translation differences and hyperinflation adjustments	Inclusion of companies (*)	Exclusion of companies	Balance at 12/31/2014
Service concession arrangements and licenses	12,034	1,294	(1,154)	—	57	58	1,057	—	13,346
Software	3,044	665	(1,432)	(5)	632	(143)	144	—	2,905
Customer base	1,022	—	(349)	—	(53)	22	2,857	—	3,499
Other intangible assets	1,487	40	(256)	(4)	12	30	121	—	1,430
Intangible assets in process	961	389	—	—	(314)	8	3	—	1,047

Total intangible assets	18,548	2,388	(3,191)	(9)	334	(25)	4,182	—	22,227

(*)	Revised data (see Note 5).

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2015 Consolidated Financial Statements

The gross cost, accumulated amortization and impairment losses of intangible assets at December 31, 2015 and 2014 are as follows:

Balance at 12/31/2015

Millions of euros	Gross cost	Accumulated amortization	Impairment losses	Intangible assets
Service concession arrangements and licenses	17,238	(7,200)	—	10,038
Software	13,156	(10,500)	(3)	2,653
Customer base	5,843	(2,090)	—	3,753
Other intangible assets	2,185	(1,441)	(5)	739
Intangible assets in process	1,381	—	(2)	1,379
Intangible assets	39,803	(21,231)	(10)	18,562

Balance at 12/31/2014

Millions of euros	Gross cost (*)	Accumulated amortization (*)	Impairment losses	Intangible assets
Service concession arrangements and licenses	22,012	(8,666)	—	13,346
Software	14,168	(11,260)	(3)	2,905
Customer base	6,113	(2,612)	(2)	3,499
Other intangible assets	3,647	(2,212)	(5)	1,430
Intangible assets in process	1,046	—	1	1,047
Intangible assets	46,986	(24,750)	(9)	22,227

(*)	Revised data (see Note 5).

“Inclusion of companies” in 2015 mainly corresponds to the acquisitions of GVT and DTS (see Note 5).

“Inclusion of companies” in 2014 corresponds to the acquisition of E-Plus. These figures have been revised (see Note 5).

“Additions” and “Amortization” in 2014 includes 141 and 440 million euros, respectively, from Telefónica in United Kingdom.

“Transfer non-current assets classified as held for sale” in 2015 mainly correspond to the reclassification of intangible assets of Telefónica in United Kingdom (see Note 23).

“Transfer and others” in 2015 includes additions and amortization for 9 and 117 million euros, respectively, from Telefónica in United Kingdom until they were reclassified as assets held for sale.

Outstanding among “Additions” of intangible assets in process in 2015 is the acquisition by Telefónica Germany of LTE block for 1.198 million euros:

•	700 MHz

•	900 MHz: two MHz blocks

•	1800 MHz: two 10 MHz blocks

The acquired frequencies at 900 MHz and 1.8GHz can be used from January 1, 2017. The use of the acquired frequencies at 700 MHz is expected from the date they are vacated by the broadcasting companies.

The spectrum licenses in the 800 MHz and 900 MHz acquired by Telefónica Móviles España in 2011 for 793 million euros were transferred from “Intangible assets in process” to “Service concession arrangements and licenses” since they are available for the company from February 4 and March 31, 2015, respectively.

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2015 Consolidated Financial Statements

During exercise 2015, the investment effort reflects the acquisition of LTE licenses in Argentina (196 million euros), Ecuador (127 million euros), Spain (49 million euros), México (8 million euros) and Chile (6 million euros).

Outstanding among “Additions” in 2014 is the acquisition by Telefónica Brazil of a LTE block in the 700 MHz band, for 889 million euros. Additions in 2014 include also LTE licenses acquired by Telefónica Hispanoamérica amounting to 405 million euros.

Details of the principal concessions and licenses with which the Group operates are provided in Appendix VII.

“Other intangible assets” includes the amounts allocated to trademarks acquired in business combinations, of 1,045 million euros and 2,119 million euros at December 31, 2015 and 2014, respectively 594 million euros and 1,133 million euros, respectively, net of the related accumulated amortization).

The impact of the monetary adjustments due to hyperinflation in Venezuela is included under “Translation differences and hyperinflation adjustments”.

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2015 Consolidated Financial Statements

Note 7. Goodwill

The movement in this heading assigned to each Group segment was the following:

2015

Millions of euros	Balance at 12/31/14	Acquisitions	Write- offs	Transfers	Translation differences and hyperinflation adjustments	Balance at 12/31/15
Telefónica Spain	3,332	944	—	—	—	4,276
Telefónica Brazil	8,407	3,757	—	—	(2,819)	9,345
Telefónica Germany	4,787	—	—	—	—	4,787
Telefónica United Kingdom	5,296	—	—	(5,672)	376	—
Telefónica Hispanoamérica	3,365	—	—	—	(178)	3,187
Others	250	8	(104)	—	(4)	150

Total	25,437	4,709	(104)	(5,672)	(2,625)	21,745

2014

Millions of euros	Balance at 12/31/13	Acquisitions	Other movements	Translation differences and hyperinflation adjustments	Balance at 12/31/14
Telefónica Spain	3,332	—	—	—	3,332
Telefónica Brazil	8,392	—	—	15	8,407
Telefónica Germany (*)	2,779	2,014	(6)	—	4,787
Telefónica United Kingdom	4,948	—	—	348	5,296
Telefónica Hispanoamérica	3,748	—	—	(383)	3,365
Others	235	1	—	14	250

Total	23,434	2,015	(6)	(6)	25,437

(*)	Revised data (see Note 5).

The amount in “Acquisitions” of the Telefónica Spain segment for 2015 corresponds to the acquisition of DTS (see Note 5). The amount for Telefónica Brazil corresponds to the acquisition of GVT (see Note 5).

The goodwill allocated to Telefónica United Kingdom has been reclassified as “Non-current assets and disposal groups classified as held for sale” (see Note 23).

Furthermore, and as a consequence of the above, write-offs in 2015 related to the partial adjustment of the goodwill generated on the acquisition of Telefónica Digital Inc. due to the lower value of the asset, which was determined according to the allocation of the relative value that Telefónica United Kingdom operations represent on it, with a balancing entry in “Profit after taxes from discontinued operations” (see Note 23).

The amount in “Acquisitions” of the Telefónica Germany segment for 2014 corresponds to the acquisition of E-Plus. The consolidated statement of financial position at December 31, 2014, has been revised to reflect the ending of allocation of the acquisition costs of E-Plus (see Note 5).

In order to test for impairment, goodwill has been allocated to the different cash-generating units (CGUs), which are grouped into the following reportable operating segments:

Telefónica, S.A.    36

2015 Consolidated Financial Statements

	12/31/2015	12/31/2014
Telefónica Spain	4,276	3,332
Telefónica Brazil	9,345	8,407
Telefónica Germany (*)	4,787	4,787
Telefónica United Kingdom	—	5,296
Telefónica Hispanoamérica	3,187	3,365
Chile	933	978
Peru	766	788
Mexico	532	558
Argentina	255	349
Others Telefónica Hispanoamérica	701	692
Others	150	250

TOTAL	21,745	25,437

(*)	Revised data (see Note 5).

Cash flow projections for a five-year period after closing are used to perform the impairment test at year-end, for which the strategic plans approved by the Board of Directors of Telefónica, S.A. of the various cash-generating units (CGU) to which goodwill is allocated are used as the basis. These strategic plans cover the 2016-2018 period. Therefore, in order to complete the five years of cash flows indicated above, an additional two-year normalization period of the strategic plan is added to the analysis of the cash flow projections, on the basis of the main operating variables until the appropriate parameters to obtain the terminal values are reached; the consensus of analysts’ forecasts is used as a reference for this. From the sixth year a constant growth rate is applied.

The process of preparing the CGUs’ strategic plans takes into consideration the current condition of each CGU’s market, analyzing the macroeconomic, competitive, regulatory and technological climate together with each CGU’s competitive positioning and growth opportunities given market projections. A growth target is then defined for each CGU in terms of market share, which is a critical factor when forecasting future revenues. The operating resources and fixed asset investments that need to be assigned in order to reach the growth target are estimated following a basic premise of boosting operating efficiency, with a view to increase operating cash flow over the life of the plan. In this process, the Group has also assessed the level of fulfillment of the strategic plans in the past.

Main assumptions used in calculating value in use

Value in use is calculated for the various CGUs based on the aforementioned approved business plans and taking into account subsequently certain variables such as the OIBDA margin and the Capital Expenditure ratio for non-current assets, expressed as a percentage of revenue, and discount and finally perpetuity growth rates. Following is a description of the principal variables considered for each CGU with significant goodwill (Brazil, Spain and Germany).

OIBDA margin and long-term Capital Expenditure (CapEx) ratio.

In the case of Spain, the long-term OIBDA margin (42%) is consistent with analysts’ forecasts over a three year horizon, at 44%. For Germany, it has been applied analysts’ long-term forecasts (30%), adjusted for the outlook for the market on which it is listed.

With respect to the ratio of CapEx over revenues, over the term of the strategic plan, the Group’s European operators invest at a percentage of revenue that lies at the bottom end of the range for peers in the region. However, the valuation used in the impairment test for Germany incorporates the opinions of Telefónica Group and Telefónica Deutschland analysts with regard to investment needs (around 13%).

The OIBDA margin for Brazil is in line with the average of analysts’ three year forecasts for peers in emerging markets, at approximately 36%, and also considers analysts’ long-term opinions about Brazil. Over the term of the strategic plan, the operator will invest a percentage at the lower end of the range for its peers. However, this is also in line with the investment needs identified by analysts (16.3%). The final figures for

Telefónica, S.A.    37

2015 Consolidated Financial Statements

Brazil indicated above do not include the effect, within the five-year time horizon, of the synergies included, as mentioned in Note 5, which have been considered in the valuation of the company.

Discount rate

The discount rate, applied to measure free cash flow, is the weighted average cost of capital (WACC), determined by the weighted average cost of equity and debt according the finance structure established for each CGU.

This rate is calculated using the capital asset pricing model (CAPM), which takes into account the asset’s systemic risk, and the impact of risks on cash flows not generated internally, such as country risk, business-specific credit risk, currency risk and price risk specific to the financial asset. The main underlying data used in these calculations are obtained from independent and renowned public external information sources.

The discount rates applied to the cash flow projections in 2015 and 2014 for the main CGUs are as follows:

Discount rate in local currency	2015	2014
Spain	6.1%	6.1%
Brazil	11.9%	10.9%
Germany	5.3%	5.5%

There were no significant changes to these rates for European operators compared to the previous year.

The main variation relates to Brazil, where the cost of capital increased by 1 p.p., in line with analysts’ expectations, which put the cost of capital for the Brazilian operator at slightly lower levels. This increase results from higher equity costs, mainly explained by the increase in Brazil’s political risk premium, and higher external finance costs.

Perpetuity growth rate

Cash flow projections as from the sixth year are calculated using an expected constant growth rate (g), considering the consensus estimates among analysts for each business and country, based on the maturity of the industry and technology, and the degree of development of each country. Each indicator is compared to the forecasted long-term real and nominal GDP growth of each country and growth data from external sources, adjusted for any specific characteristics of the business.

The perpetuity growth rates applied to the cash flow projections in 2015 and 2014 for the main CGUs are as follows:

Perpetuity growth rate in local currency	2015	2014
Spain	0.7%	0.8%
Brazil	5.0%	4.8%
Germany	1.0%	1.2%

There were no significant changes in the perpetuity growth rates for 2015 compared to those used in 2014.

In the case of Brazil, the perpetuity growth rate is in line with the Brazilian Central Bank’s medium-term inflation target (4.5%, within a range of ±2 p.p.) and is below the analyst consensus for the Strategic Plan horizon (around 6%-7%) and below the forecast nominal GDP growth rate (which oscillates around 7%). A conservative outlook has been maintained, in line with analysts’ expectations.

Sensitivity to changes in assumptions

The Group carries out a sensitivity analysis of the impairment test by considering reasonable changes in the main assumptions used in such test. For each CGU with significant goodwill (Brazil, Spain and Germany) the following maximum increases or decreases, expressed in percentage points (p.p.) were assumed:

Telefónica, S.A.    38

2015 Consolidated Financial Statements

Changes in key assumptions, In percentage points (p.p.)	Germany Spain	Brazil
Financial variables
Discount rate	+/- 0.5	+/- 1
Perpetuity growth rates	+/- 0.25	+/- 0.5
Operating variables
OIBDA Margin	+/- 2	+/- 2
Ratio of CapEx/Revenues	+/- 1	+/- 1

As a result of the sensitivity analysis performed at year-end 2015 there are no significant risks arising from reasonably possible changes in the financial and operating variables, considered individually except in the case of Brazil, where a 100 b.p. increase in WACC, similar to that in 2015 (when the Brazilian real depreciated by 32% against the euro), could result in a negative impact in the profit for the year attributable to equity holders of the parent of around 585 million euros. On the other hand, a change of 0.70 p.p. in the discount rate is required for the carrying amount of the CGU Telefónica Brazil to equal its recoverable amount as of December 31, 2015.

The sensitivity analysis revealed no significant risks for the other main CGUs. In Spain and Germany there is a comfortable gap between the recoverable value and the carrying amount.

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2015 Consolidated Financial Statements

Note 8. Property, plant and equipment

The composition of and movement in the items comprising net “Property, plant and equipment” in 2015 and 2014 were the following:

Millions of euros	Balance at 12/31/14	Additions	Depreciation	Disposals	Transfers and others	Translation differences and hyperinflation adjustments	Inclusion of companies	Transfer Non-current assets classified as held for sale	Balance at 12/31/15
Land and buildings	5,065	59	(456)	(38)	347	(219)	92	(126)	4,724
Plant and machinery	23,637	1,621	(4,494)	(43)	3,894	(2,102)	2,225	(2,297)	22,441
Furniture, tools and other items	1,311	232	(384)	(29)	279	(92)	113	(406)	1,024
PP&E in progress	3,143	5,006	—	(4)	(4,970)	(263)	35	(587)	2,360

Total PP&E	33,156	6,918	(5,334)	(114)	(450)	(2,676)	2,465	(3,416)	30,549

Millions of euros	Balance at 12/31/13	Additions	Depreciation	Disposals	Transfers and others(*)	Translation differences and hyperinflation adjustments	Inclusion of companies(*)	Exclusion of companies	Balance at 12/31/14
Land and buildings	5,234	70	(468)	(43)	360	(131)	43	—	5,065
Plant and machinery	21,246	1,290	(4,349)	(22)	4,758	(814)	1,528	—	23,637
Furniture, tools and other items	1,328	178	(540)	(25)	382	(20)	8	—	1,311
PP&E in progress	3,232	5,522	—	(9)	(5,616)	(149)	163	—	3,143

Total PP&E	31,040	7,060	(5,357)	(99)	(116)	(1,114)	1,742	—	33,156

(*)	Revised data (see Note 5).

The gross cost, accumulated depreciation and impairment losses of property, plant and equipment at December 31, 2015 and 2014 are as follows:

Balance at December 31, 2015

Millions of euros	Gross cost	Accumulated depreciation	Impairment losses	PP&E
Land and buildings	11,036	(6,309)	(3)	4,724
Plant and machinery	85,578	(63,009)	(128)	22,441
Furniture, tools and other items	5,257	(4,221)	(12)	1,024
PP&E in progress	2,377	—	(17)	2,360

Total PP&E	104,248	(73,539)	(160)	30,549

Balance at December 31, 2014

Millions of euros	Gross cost (*)	Accumulated depreciation (*)	Impairment losses	PP&E
Land and buildings	11,493	(6,427)	(1)	5,065

Plant and machinery	91,877	(68,181)	(59)	23,637
Furniture, tools and other items	6,487	(5,165)	(11)	1,311
PP&E in progress	3,155	—	(12)	3,143

Total PP&E	113,012	(79,773)	(83)	33,156

(*)	Revised Data (see Note 5).

“Inclusion of companies” in 2015 corresponds to GVT and DTS (see Note 5).

“Inclusion of companies” in 2014 corresponds to the acquisition of E-Plus (see Note 5).

Telefónica, S.A.    40

2015 Consolidated Financial Statements

“Additions” and “Amortization” in 2014 includes 626 and 678 million euros, respectively, from Telefónica in United Kingdom.

“Transfer non-current assets classified as held for sale and others” in 2015 mainly correspond to the reclassification of property, plant and equipment of Telefónica in United Kingdom (see Note 23).

“Transfer and others” in 2015 includes additions and amortization for 203 and 169 million euros, respectively, from Telefónica in United Kingdom until they were reclassified as assets held for sale.

Investment by Telefónica Spain in property, plant and equipment in 2015 and 2014 amounted to 1,575 and 1,500 million euros, respectively. Fiber optic was rolled out rapidly, and by year-end 2015 Telefónica Spain reached more than 14 million premises passed in Spain, and had invested more in LTE networks.

Investment by Telefónica Germany in 2015 and 2014 amounted to 739 and 656 million euros, respectively. The operator continues to focus on its LTE roll-out strategy, securing 75% coverage in 2015.

Investment by Telefónica Brazil in 2015 and 2014 amounted to 1,824 and 1,798 million euros, respectively. This was mainly in expanding the coverage of 3G and 4G mobile networks, and improvements to the quality, and roll out and connection of the fiber network in the fixed line business.

Investment by Telefónica Hispanoamérica in 2015 and 2014 amounted to 2,562 and 2,282 million euros, respectively. This was mainly in the roll out of 3G and 4G networks and the fiber transport network, together with upgrades to the quality of broadband and pay TV services.

“Disposals” include the impact of sale of towers in 2015 and 2014 (see Note 18).

The impact of the monetary adjustments due to hyperinflation in Venezuela is included under “Translation differences and hyperinflation adjustments”.

Telefónica Group companies have purchased insurance policies to reasonably cover the possible risks to which their property, plant and equipment used in operations are subject, with suitable limits and coverage. In addition, as part of its commercial activities and network roll-out, the Group maintains several property acquisition commitments. The timing of scheduled payments in this regard is disclosed in Note 18.

Property, plant and equipment deriving from finance leases amounted to 557 million euros at December 31, 2015 (419 million euros at December 31, 2014). The most significant finance leases are disclosed in Note 22.

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2015 Consolidated Financial Statements

Note 9. Associates and joint ventures

The breakdown of items related to associates and joint ventures recognized in the consolidated statements of financial position and income statements is as follows:

Millions of euros
	12/31/2015	12/31/2014
Investments accounted for by the equity method	74	788
Loans to associates and joint ventures	21	16
Receivables from associates and joint ventures for current operations	7	43
Financial debt, associates and joint ventures	391	21
Payables to associates and joint ventures (Note 14)	294	724

Millions of euros
	2015	2014 (*)	2013 (*)
Share of (loss) of investments accounted for by the equity method	(5)	(498)	(291)
Revenue from operations with associates and joint ventures	17	305	410
Expenses from operations with associates and joint ventures	85	501	548
Financial income with associates and joint ventures	—	49	38
Financial expenses with associates and joint ventures	1	—	—

(*)	Revised data (see Note 2).

The table above includes the transactions with the companies of the Telecom Italia Group until the classification of the investment in Telco, S.p.A. as available-for-sale financial asset. In 2015 Telefónica sold its stake in Telecom Italia, S.p.A., according to the regulatory and competition commitments assumed (see Notes 13 and 21).

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2015 Consolidated Financial Statements

The detail of the movement in investments in associates in 2015 and 2014 was the following:

Investments accounted for by the equity method	Millions of euros
Balance at 12/31/13	2,424
Additions	382
Disposals	(697)
Translation differences and other comprehensive income	(20)
Income (loss)	(510)
Dividends	(34)
Transfers and other	(757)
Balance at 12/31/14	788
Additions	57
Translation differences and other comprehensive income	(5)
Income (loss)	(5)
Dividends	(11)
Transfers and other	(750)
Balance at 12/31/15	74

On April 30, 2015 the acquisition of the 56% of DTS Distribuidora de Televisión Digital, S.A was completed (see Note 5). From this transaction, DTS and its subsidiaries are incorporated to the Telefónica Group consolidation perimeter under full consolidation method. Until April 30, 2015, the previous stake held by Telefónica Group (44%) was registered under equity method. This movement was registered in “Transfers and other” for 739 million euros (see Note 5).

The Group had reached the 44% stake in DTS in July 2014 after the acquisition to Mediaset España Comunicación, S.A. (“Mediaset”) of 22% of the share capital of DTS for 295 million euros. A payment of 30 million euros was also agreed in return for a waiver by Mediaset of preferential purchase rights to the stake held by PRISA in this company. Pursuant to the agreement, Mediaset would receive an additional amount of 10 million euros in the event that Telefónica closed the acquisition of the 56% stake of DTS held by PRISA (consequently paid in 2015) and, in that case, an amount of up to 30 million euros depending on the evolution of the Pay-TV customers of the Group.

In November 2014 Telefónica, through its subsidiary Telefónica Internacional, S.A.U., sold shares representing 2.5% of the share capital of China Unicom (Hong Kong) Limited for 687 million euros at the exchange rate of the date of the transaction. Following this transaction, the remainder of Telefónica’s China Unicom investment (equivalent to 2.51% of its share capital) was reclassified as an available-for-sale financial asset (see Note 13); nevertheless, a representative from Telefónica remains on China Unicom’s board of directors, and vice versa.

On June 16, 2014 the three Italian shareholders who, together with Telefónica, S.A., form the shareholder structure of Telco, S.p.A., requested that a demerger process be initiated for this company in accordance with that established in the Shareholders’ Agreement. The implementation of this demerger process, approved at the Telco, S.p.A. General Shareholders’ Meeting on July 9, 2014, is subject to prior approval by the competition and telecommunication authorities where necessary, including those in Brazil and Argentina.

At a meeting on December 22, 2014, the Brazilian telecommunications regulator (ANATEL) approved the demerger on condition of suspension of Telefónica’s voting rights in Telecom Italia, S.p.A. and its subsidiaries, among certain other measures. Telefónica has agreed with the aforementioned suspension of voting rights and has offered the presentation of a formal statement to ANATEL in this regard. Therefore, on the same date Telefónica ceased to have significant influence through its indirect holding in Telecom Italia, S.p.A. and reclassified this investment as an available-for-sale financial asset (see Note 13). The quoted price of Telecom Italia, S.p.A. shares at the reference date was 0.89 euros per share. The impact of the value adjustment of the stake in Telco, S.p.A., together with its contribution to results for the year, led to a negative impact of 464 million euros in 2014 “Share of loss of investments accounted for by the equity method”.

Telefónica, S.A.    43

2015 Consolidated Financial Statements

The breakdown of the main investments accounted for by the equity method and key financial highlights for the last 12-month period available at the time of preparation of the consolidated financial statements for 2015 and 2014 are as follows:

December 31, 2015

Millions of euros
COMPANY	% holding	Total assets	Total liabilities	Operating revenue	Profit (loss) for the year	Carrying amount
Telefónica Factoring	50%	360	321	55	27	20
Telefónica Consumer Finance	50%	249	221	19	2	14
Other						40

TOTAL						74

December 31, 2014

Millions of euros
COMPANY	% holding	Total assets	Total liabilities	Operating revenue	Profit (loss) for the year	Carrying amount
DTS, Distribuidora de Televisión Digital, S.A.	44%	1,265	622	1,168	(210)	703
Telefónica Factoring	50%	282	244	48	24	19
Telefónica Consumer Finance	50%	127	100	5	(3)	13
Other						53

TOTAL						788

Telefónica, S.A.    44

2015 Consolidated Financial Statements

Note 10. Related parties

Significant shareholders

A summary of significant transactions between the Telefónica Group and the companies of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) and those of Caja de Ahorros y Pensiones de Barcelona (“la Caixa”), significant shareholders of the Company with stakes in Telefónica, S.A. of 6.07% and 5.01%, respectively, at December 31, 2015, is as follows:

All of these transactions were carried out at market prices.

Millions of euros
2015	BBVA	La Caixa
Finance costs	24	1
Leases	1	—
Receipt of services	5	13
Purchase of goods	1	53

Total costs	31	67

Finance income	15	1
Contracts of management	1	—
Dividends received(1)	16	N/A
Services rendered	35	52
Sale of goods	6	64
Other income	17	—

Total revenue	90	117

Finance arrangements: loans and capital contributions (borrower)	534	422
Finance arrangements: loans and capital contributions (lender)	—	6
Guarantees	317	39
Commitments	1	79
Finance arrangements: loans and capital contributions (lessee)	54	50
Dividends	212	113
Factoring operations	164	150

(1)	At December 31, 2015, Telefónica holds a 0.69% stake in the share capital of Banco Bilbao Vizcaya Argentaria, S.A. (see Note 13.a).

Telefónica, S.A.    45

2015 Consolidated Financial Statements

Millions of euros
2014	BBVA	La Caixa
Finance costs	26	2
Receipt of services	8	59
Other expenses	3	—

Total costs	37	61

Finance income	14	19
Dividends received	14	N/A
Services rendered	61	95
Sale of goods	5	2
Other income	3	—

Total revenue	97	116

Finance arrangements: loans and capital contributions (borrower)	417	31
Guarantees	529	75
Commitments	32	67
Finance arrangements: loans and capital contributions (lender)	1,107	1,173
Dividends(1)	194	98
Factoring operations	112	—

(1)	The shares received by la Caixa for the scrip dividend paid on December 2014 should be considered in addition to the amount included in this file.

In addition, the nominal value of outstanding derivatives held with BBVA and la Caixa in 2015 amounted to 19,824 and 1,241 million euros, respectively (24,730 million euros held with BBVA and 1,221 million euros held with la Caixa in 2014). As explained in Derivatives policy in Note 16, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. The fair value of these same derivatives in the statement of financial position is 948 and -26 million euros, respectively, in 2015 (762 and -36 million euros, respectively, in 2014).

Other related parties

The most significant balances and transactions with associates and joint ventures are detailed in Note 9.

During the financial year to which these accompanying consolidated financial statements refer, the Directors and senior executives did not perform any transactions with Telefónica, S.A. or any Telefónica Group company other than those in the Group’s normal trading activity and business.

Compensation and other benefits paid to members of the Board of Directors and senior executives are detailed in Note 21.f and Appendix II of these consolidated financial statements.

A member of Telefónica, S.A.’s Board of Directors is also board member of Abertis Infraestructuras, S.A., parent of Abertis. Telefónica has signed agreements with Abertis, through its subsidiary On Tower Telecom Infraestructuras S.A. (previously Abertis Tower, S.A.), by virtue of which Telefónica Spain has sold mobile phone towers in 2015 and 2014, respectively, at a price of 44 million euros in 2015 and 224 million euros in 2014, generating a gain of 38 million euros in 2015 and a gain of 193 million euros in 2014.

An agreement has also been signed through which On Tower Telecom Infraestructuras S.A. leases certain space in the aforesaid infrastructures for Telefónica Móviles España, S.A.U. to install its communications equipment.

A representative from Telefónica remains on China Unicom’s board of directors, and vice versa (see Note 9). In addition, Telefónica maintains an industrial alliance with this company. On December 18, 2015 a joint venture with China Unicom was incorporated, for the development of Big Data services in China using “Smart Steps” technology, developed by Telefónica. Telefónica’s stake in this company is 45% through Telefónica Digital España, S.L.; China Unicom Broadband Online Limited Corp. owns the remaining 55% stake. The share capital of the company amounts to 16 million euros approximately, which at December 31, 2015 is pending payment.

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2015 Consolidated Financial Statements

Note 11. Trade and other receivables

The breakdown of this consolidated statement of financial position heading at December 31, 2015 and 2014 is as follows:

Millions of euros	12/31/2015	12/31/2014 (*)
Trade receivables billed	7,232	9,172
Trade receivables unbilled	2,632	2,529
Impairment of trade receivables	(2,531)	(2,757)
Other receivables	478	614
Short-term prepayments	490	1,079

Total	8,301	10,637

(*)	Revised data (see Note 5).

Public-sector net trade receivables at December 31, 2015 and 2014 amounted to 349 million euros and 437 million euros, respectively.

The movement in impairment of trade receivables in 2015 and 2014 is as follows:

Millions of euros
Impairment provision at December 31, 2013	2,598
Allowances	808
Amounts applied	(801)
Inclusion of companies	152
Impairment provision at December 31, 2014	2,757
Allowances	721
Amounts applied	(664)
Inclusion of companies	146
Transfers	(227)
Translation differences and other	(202)
Impairment provision at December 31, 2015	2,531

“Transfer” includes the classification of impairment of trade receivable as “Non-current assets and disposal groups classified as held for sale“ of Telefónica in United Kingdom (see Note 23).

The balance of trade receivables billed net of impairment losses at December 31, 2015 amounted to 4,701 million euros (6,415 million euros at December 31, 2014), of which 2,464 million euros were not yet due (4,162 million euros at December 31, 2014).

Net balance of trade receivables billed of 259 million euros and 207 million euros are over 360 days due at December 31, 2015 and 2014, respectively. They are mainly with the public sector.

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2015 Consolidated Financial Statements

Note 12. Equity

a) Share capital and share premium

2015

On April 20, 2015, the public deed evidencing the share capital increase granted by Telefónica, S.A. was registered with the Commercial Registry of Madrid for a nominal value of 281,213,184 euros recorded as “share capital”. The difference with the effective amount issued, amounting 3,048,350,914.56 euros was recorded as Share premium.

On July 24, 2015, the public deed of the share capital reduction was registered, cancelling 74,076,263 of the own shares, reducing the company’s share capital by 74,076,263 euros.

On December 10, 2015, the public deed of a share capital increase of 110,857,946 euros was executed, during which 110,857,946 ordinary share with a par value of 1 euro each were issued, with a charge to reserves, as part of the scrip dividend shareholder remuneration deal. Share capital amounts to 4,975,199,197 euros subsequence to this increase.

At December 31, 2015, Telefónica, S.A.’s share capital amounted to 4,975,199,197 euros and consisted of 4,975,199,197 fully paid ordinary shares of a single series, par value of 1 euro, all recorded by the book-entry system and traded on the Spanish electronic trading system (“Continuous Market”), where they form part of the “Ibex 35” Index, on the four Spanish Stock Exchanges (Madrid, Barcelona, Valencia and Bilbao) and listed on the London and Buenos Aires Stock Exchanges, and on the New York and Lima Stock Exchanges, through American Depositary Shares (‘ADSs’).

2014

On December 9, 2014, the deed of a share capital increase of 106,179,744 euros was executed, during which 106,179,744 ordinary shares with a par value of 1 euro each were issued, with a charge to reserves, as part of the scrip dividend shareholder remuneration deal. Share capital amounts to 4,657,204,330 euros subsequent to this increase.

Authorizations by Shareholders’ Meeting

With respect to authorizations given regarding share capital, on June 12, 2015, authorization was given at the Annual Shareholders’ Meeting of Telefónica, S.A. for the Board of Directors, at its discretion and in accordance with the Company’s needs, to increase the Company’s capital, once or several times, within a maximum period of five years from that date, up to a maximum nominal increase of 2,469,208,757 euros, equivalent to half of Telefónica, S.A.’s share capital at that date, by issuing and placing new shares, -with or without a share premium, and, in all cases, in exchange for cash, expressly considering the possibility that the new shares may not be fully subscribed. The Board of Directors was also empowered to exclude, partially or fully, pre-emptive subscription rights under the terms of Section 506 of the Spanish Enterprises Act. However, the power to exclude preemptive rights is limited to 20% of the Company’s share capital on the date of adoption of this resolution.

Furthermore, on May 30, 2014, shareholders voted to authorize the acquisition by the Board of Directors of Telefónica, S.A. treasury shares, up to the limits and pursuant to the terms and conditions established at the Shareholders’ Meeting, within a maximum period of five years from that date. However, it specified that in no circumstances could the par value of the shares acquired, added to that of the treasury shares already held by Telefónica, S.A. and by any of its controlled subsidiaries, exceed the maximum legal percentage at any time (currently 10% of Telefónica, S.A.’s share capital).

In addition, at the May 30, 2014 Shareholders’ Meeting of Telefónica, S.A., authorization was given for the Board of Directors to issue debentures, bonds, notes and other fixed-income securities and hybrid instruments, including preferred shares at one or several times within a maximum period of five years from that date. These securities may be in the form of debentures, bonds, promissory notes or any other kind of fixed-income

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2015 Consolidated Financial Statements

security, or debt instruments of similar category or hybrid instruments whatever may be the forms admitted in law, plain or, in the case of debentures, bonds and hybrid instruments convertible into shares of the Company and/or exchangeable for shares of any of the Group companies, or any other company. This delegation also includes warrants or other similar securities that might give the right to directly or indirectly subscribe or acquire shares of the Company, whether newly issued or outstanding, and which may be paid for by physical delivery or by offset. The aggregated amount of the issuance(s) of securities approved under this delegation of powers may not exceed, at any given time, the sum of 25,000 million euros or the equivalent in another currency. For promissory notes, the outstanding balance of promissory notes issued under this authorization will be calculated for purposes of the aforementioned limit. Also for purposes of the foregoing limit, in the case of warrants, the sum of the premiums and exercise prices of the warrants for each issuance that is approved under this delegation shall be taken into account.

b) Dividends

Dividends distribution in 2015 and capital increase

Approval was given at the Board of Directors’ Meeting of April 29, 2015 to pay a gross 0.40 euros dividend per outstanding share against 2015 profit. This dividend was paid on May 12, 2015 and the total gross amount paid was 1,912 million euros.

In accordance with Article 277 of the Spanish Companies Law, the following table presents the mandatory statement of accounts prepared to confirm the existence of sufficient liquidity to pay the dividend at the date of its approval.

Liquidity statement	Millions of euros
Income from January 1 through March 31, 2015	2,201
Mandatory appropriation to reserves	—
Distributable income	2,201
Proposed interim dividend (maximum amount)	(1,975)

Cash position
Funds available for distribution:
Cash and cash equivalents	3
Unused credit facilities	9,314
Proposed interim dividend (maximum amount)	(1,975)
Difference	7,342

At its meeting held on November 13, 2015, the Executive Commission of Telefónica, S.A.’s Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend, approved by the Annual General Shareholder’s Meeting of Telefónica, S.A. held on June 12, 2015.

Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of 15 calendar days. Once this trading period ended, the shareholders of 20.01% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment to these shareholders was made on December 7, 2015, representing an impact in equity of 337 million euros.

The shareholders of 79.99% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. Nevertheless, Telefónica, S.A. has waived the subscription of new shares corresponding to its treasury shares, so the final number of shares issued in the capital increase was 110,857,946 shares with a nominal value of 1 euro each.

Proposed distribution of profit attributable to equity holders of the parent

Telefónica, S.A. generated 8 million euros of profit in 2015.

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2015 Consolidated Financial Statements

The Company’s Board of Directors will submit the following proposed distribution of 2015 profit for approval at the Shareholders’ Meeting:

Millions of euros
Goodwill reserve	2
Legal reserve	1
Interim dividend	5

Total	8

Telefónica, S.A.’s Board of Directors also proposes for approval at the Shareholders’ Meeting that the difference between the distributable profit of year 2015 and interim dividend is registered against voluntary reserves in the amount of 1,907 million euros.

Dividends distribution in 2014 and capital increase

Approval was given at the Board of Directors’ Meeting of April 25, 2014 to pay a gross 0.40 euros dividend per outstanding share against 2014 profit. This dividend was paid on May 7, 2014 for a gross amount of 1,790 million euros.

At its meeting held on November 14, 2014, the Executive Commission of Telefónica, S.A.’s Board of Directors agreed to carry out the execution of the increase in paid-up capital, related to the shareholders compensation by means of a scrip dividend, approved by the Annual General Shareholder’s Meeting held on May 30, 2014.

Thus, each shareholder received one free allotment right for each Telefónica share held. Such free allotment rights were traded on the Continuous Market in Spain during a period of fifteen calendar days. Once this trading period ended, the shareholders of 15.8% of the free-of-charge allotment rights accepted the irrevocable purchase commitment assumed by Telefónica, S.A. Cash payment to these shareholders was made on December 8, 2014, representing an impact in equity of 242 million euros.

The shareholders of 84.2% of the free-of-charge allotment rights were entitled, therefore, to receive new shares of Telefónica, S.A. Nevertheless, Telefónica, S.A. has waived the subscription of new shares corresponding to its treasury shares, so the final number of shares issued in the capital increase was 106,179,744 shares with a nominal value of 1 euro each.

Dividends distribution in 2013

At its meeting of May 31, 2013, Telefónica, S.A.’s Board of Directors resolved to pay a dividend with a charge to unrestricted reserves of a fixed gross 0.35 euros per outstanding share carrying dividend rights. This dividend was paid in full on November 6, 2013, and the total amount paid was 1,588 million euros.

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2015 Consolidated Financial Statements

c) Other equity instruments

Undated deeply subordinated securities

Issued in 2015

•	On March 30, 2015, Colombia Telecomunicaciones S.A. ESP issued subordinated perpetual notes in an aggregate principal amount of 500 million U.S. dollars (equivalent to 452 million euros) and subject to a call option exercisable by Colombia Telecomunicaciones S.A. ESP starting on the fifth anniversary of the issuance date. The securities will bear interest on their principal amount as follows:

(i)	from and including March 30, 2015 (the “Issue Date”) to but excluding March 30, 2020 (the “First Call Date”), the securities will bear interest at a rate of 8.50% per annum, payable semi-annually in arrears on each interest payment date; and

(ii)	from and including the First Call Date to but excluding the redemption date, if any, for each reset period the securities will bear interest at a rate equal to the relevant Five Year Swap Rate expressed as a percentage, plus the initial margin; plus

a.	in respect of reset periods commencing on or after the First Call Date: 0.25%; plus

b.	in respect of reset periods commencing on or after March 30, 2035: a further 2.75% (unless the issuer’s Standard & Poor’s credit rating shall have been upgraded to investment grade and is effective at March 30, 2035, then such 2.75% increase shall only become effective for reset periods commencing on or after March 30, 2040).

Issued in 2014

•	On March 25, 2014, Telefónica Europe, B.V. issued undated deeply subordinated reset rate guaranteed securities in an aggregate principal amount of 1,750 million euros. This issue entails two tranches: one of them subject to a call option exercisable by Telefónica Europe, B.V. starting on the sixth anniversary of the issuance date in an aggregate principal amount of 750 million euros (the “Sixth-Year Non-Call Securities”), and the other subject to a call option exercisable by Telefónica Europe, B.V. starting on the tenth anniversary of the issuance date in an aggregate principal amount of 1,000 million euros (the “Tenth-Year Non-Call Securities”). In both tranches there is an early redemption option for the issuer.

The Sixth-Year Non-Call Securities will accrue a fixed coupon at a rate of 5% annually as from the issuance date up to March 31, 2020 (not inclusive). From March 31, 2020 (inclusive) onwards, the Sixth-Year Non-Call Securities will accrue a fixed coupon equal to the applicable 6 year euro swap rate plus a margin of: (i) 3.804% per year as from March 31, 2020 up to March 31, 2024 (not inclusive); (ii) 4.054% per year as from March 31, 2024 up to March 31, 2040 (not inclusive); and (iii) 4.804% per year as from March 31, 2040.

The Tenth-Year Non-Call Securities will accrue a fixed coupon at a rate of 5.875% annually as from the issuance date up to March 31, 2024 (not inclusive). From March 31, 2024 (inclusive) onwards, the Tenth-Year Non-Call Securities will accrue a fixed coupon equal to the applicable 10 year euro swap rate plus a margin of: (i) 4.301% per year as from March 31, 2024 up to March 31, 2044 (not inclusive); (ii) 5.051% per year as from March 31, 2044.

•	On December 4, 2014, Telefónica Europe, B.V. issued undated deeply subordinated reset rate guaranteed securities in an aggregate principal amount of 850 million euros and subject to a call option exercisable by Telefónica Europe, B.V. starting on the fifth anniversary of the issuance date. The Securities will accrue a fixed coupon at a rate of 4.20% annually as from the issuance date up to December 4, 2019 (not inclusive). From December 4, 2019 (inclusive) onwards, the Securities will accrue a fixed coupon equal to the applicable 5 year swap rate plus a margin of: (i) 3.806% per year as from December 4, 2019 up to December 4, 2024 (not inclusive); (ii) 4.056% per year as from December 4, 2024 up to December 4, 2039 (not inclusive); and (iii) 4.806% per year as from December 4, 2039.

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2015 Consolidated Financial Statements

In all issuances of subordinated perpetual instruments, the issuer has an option to defer the payment of coupons; holders of these securities cannot call for payment.

As the repayment of principal and the payment of coupons depend solely on Telefónica’s decision, these subordinated perpetual instruments are equity instruments and are presented under “Other equity instruments” in the accompanying consolidated statement of changes in equity.

In 2015, the payment of the coupons related to the undated deeply subordinated in an aggregate amount, net of tax effects, of 248 million euros, was recorded as “Retained earnings” in the consolidated statements of changes in equity.

Notes mandatorily convertible into shares of Telefónica, S.A.

On September 24, 2014, Telefónica Participaciones, S.A.U., issued 1,500 million euros of notes mandatorily convertible into new and/or existing shares of Telefónica, S.A. at a nominal fixed interest rate of 4.9%, due on September 25, 2017, guaranteed by Telefónica, S.A. The notes could be converted at the option of the noteholders or the issuer at any time from the 41st day after the issue date up to the 25th trading day prior to the maturity date. The minimum conversion price of the notes will be equal to 11.9 euros per share and the maximum conversion price will be equal to 14.5775 euros per share, resulting in a premium equal to 22.5% over the minimum conversion price.

These notes mandatorily convertible were compound instruments that have been split into its two components: a debt component amounting 215 million euros, corresponding to the present value of the coupons; and an equity component, for the remaining amount, due to the issuer option to convert the treasury shares to a fix ratio, included in the heading “other equity instruments”. The first coupon was paid in September 2015 amounting to 73 million euros.

d) Legal reserve

According to the consolidated text of the Corporate Enterprises Act, companies must transfer 10% of profit for the year to a legal reserve until this reserve reaches at least 20% of share capital. The legal reserve can be used to increase capital by the amount exceeding 10% of the increased share capital amount. Except for this purpose, until the legal reserve exceeds the limit of 20% of share capital, it can only be used to offset losses, if there are no other reserves available. At December 31, 2014, the Company had duly set aside this reserve, amounting to 984 million euros. At December 31, 2015, after the capital increase carried forward in 2015, the Company needs to increase the legal reserve by 11 million euros. The proposed distribution of 2015 profit includes an allocation of 1 million euros regarding this concept.

e) Retained earnings

These reserves include undistributed profits of companies comprising the consolidated Group less interim dividends paid against profit for the year, actuarial gains and losses, the impact of the asset ceiling on defined-benefit plans and the payment of coupons related to subordinated securities, if applicable.

In addition, these reserves include revaluation reserves and reserve for cancelled share capital. These reserves are regulated by some restrictions for their distribution.

Revaluation reserves

The balance of “Revaluation reserves” arose as a result of the revaluation made pursuant to Royal Decree-Law 7/1996 dated June 7 and may be used, free of tax, to offset any losses incurred in the future and to increase capital. Also it may be allocated to unrestricted reserves, provided that the capital gain has been realized.

The capital gain will be deemed to have been realized in respect of the portion on which the depreciation has been recorded for accounting purposes or when the revalued assets have been transferred or derecognized. In this respect, an amount of 8 million euros was reclassified to “Retained earnings” in 2015 (8 million euros in 2014 and 7 million euros in 2013), corresponding to revaluation reserves subsequently considered unrestricted. At December 31, 2015, this reserve amounts to 93 million euros (101 million euros in at December 31, 2014).

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2015 Consolidated Financial Statements

Reserve for cancelled share capital

In accordance with Section 335.c) of the Corporate Enterprises Act and to render null and void the right of opposition provided for in Section 334 of the same Act, whenever the Company decreases capital it records a reserve for cancelled share capital for an amount equal to the par value of the cancelled shares, which can only be used if the same requirements as those applicable to the reduction of share capital are met. In 2015, a reserve for cancelled share capital amounting to 74 million euros was recorded, the same amount as the capital reduction made in the year. No additional amounts were added to this reserve in 2014, and the cumulative amount of the reserve for cancelled share capital at December 31, 2015 and 2014 was 656 and 582 million euros, respectively.

f) Translation differences

The breakdown of the accumulated contribution of translation differences at December 31 is as follows:

Millions of euros	2015	2014	2013
Brazilian real	(9,884)	(5,552)	(5,556)
Venezuelan bolivars	(3,141)	(2,923)	27
Pound sterling	(1,404)	(1,901)	(2,455)
Other currencies	(2,369)	(1,756)	(1,291)

Total Group	(16,798)	(12,132)	(9,275)

g) Treasury share instruments

At December 31, 2015, 2014 and 2013, Telefónica, S.A. held the following treasury shares:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value(*)%
Treasury shares at 12/31/15	141,639,159	11.69	10.24	1,450	2.84690%
Treasury shares at 12/31/14	128,227,971	11.68	11.92	1,528	2.75332%
Treasury shares at 12/31/13	29,411,832	11.69	11.84	348	0.64627%

(*)	Millions of euros

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2015 Consolidated Financial Statements

In 2015, 2014 and 2013 the following transactions involving treasury shares were carried out:

Number of shares
Treasury shares at 12/31/12	47,847,810
Acquisitions	113,154,549
Disposals	(131,590,527)
Treasury shares at 12/31/13	29,411,832
Acquisitions	100,723,415
Disposals	(129,177)
Employee share option plan	(1,778,099)
Treasury shares at 12/31/14	128,227,971
Acquisitions	138,036,450
Disposals	(47,824,300)
Employee share option plan	(2,724,699)
Capital reduction	(74,076,263)
Treasury shares at 12/31/15	141,639,159

Treasury shares purchases in 2015 amounted to 1,654 million euros (1,176 million euros and 1,216 million euros in 2014 and 2013, respectively).

Treasury shares disposed of in 2015, 2014 and 2013 amounted to 593 million euros, 1 million euros and 1,423 million euros, respectively.

The main sale of treasury shares in 2015 was the exchange with Vivendi, S.A. of 46 million of Telefónica, S.A.´s treasury shares, for 58.4 million preferred shares of Telefônica Brasil, S.A., amounting to 555 million euros (see Note 5).

On June 30, 2015, the second phase of the Telefónica, S.A. long-term incentive plan called “Performance and Investment Plan 2012-2015” (“PIP 2012-2015”) ended. According to the level of “Total Shareholder Return” (TSR) achieved, 77%, 2,724,699 shares were delivered (see Note 19).

On July 24, 2015, pursuant to the resolutions adopted in the General Shareholders’ Meeting of June 12, 2015, capital was reduced by redeeming 74,076,263 treasury shares, thereby reducing this caption by 886 million euros.

The disposals of treasury shares in 2014 are mainly related to the shares delivered to Group employees when the second phase of the Global Employee Share Plan (“the GESP”) matured (see Note 19).

At December 31, 2015, all the contracts of call option on treasury shares subject to physical delivery at a fixed price have reached the maturity date or have been executed (76 million and 134 million options on treasury shares at December 31, 2014 and 2013, respectively), which were presented as a reduction in equity under the caption “Treasury shares”. They were valued, in previous periods, at the amount of premium paid, and upon maturity if the call options were excercised the premium was reclassified as treasury shares together with the price paid. If they were not exercised upon maturity their value was recognized directly in equity.

The Company also has at December 31, 2015 a derivative financial instrument subject to net settlement on a notional equivalent to 33.8 million Telefónica shares, recognized under “Current interest-bearing debt” in the accompanying consolidated statement of financial position (32 million and 30 million equivalent shares in 2014 and 2013, respectively, recognized under the same caption).

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2015 Consolidated Financial Statements

h) Equity attributable to non-controlling interests

“Equity attributable to non-controlling interests” represents the share of non-controlling interests in the equity and income or loss for the year of fully consolidated Group companies. The movements in this heading of the 2015, 2014 and 2013 consolidated statement of financial position are as follows:

Millions of euros	Balance at 12/31/2014	Sales of non- controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/2015
Telefônica Brasil, S.A.	3,656	4,359	(1,714)	(346)	288	(1,603)	4	4,644
Telefónica Deutschland Holding, A.G.	5,178	—	(116)	(268)	(159)	—	3	4,638
Colombia Telecomunicaciones, S.A., ESP	(50)	17	—	—	(8)	8	3	(30)
Telefónica Centroamericana Inversiones, S.L.	326	—	—	(25)	18	34	1	354
Other	76	(8)	—	(2)	(4)	—	(3)	59

Total	9,186	4,368	(1,830)	(641)	135	(1,561)	8	9,665

Millions of euros	Balance at 12/31/2013	Sales of non- controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/2014
Telefónica Czech Republic, a.s.	666	—	(666)	—	—	—	—	—
Telefônica Brasil, S.A.	3,491	—	—	(269)	423	(5)	16	3,656
Telefónica Deutschland Holding, A.G. (*)	1,962	3,615	—	(122)	(277)	—	—	5,178
Colombia Telecomunicaciones, S.A., ESP	(165)	—	—	—	91	7	17	(50)
Telefónica Centroamericana Inversiones, S.L.	283	6	—	(14)	9	41	1	326
Other	60	10	—	(1)	5	4	(2)	76

Total	6,297	3,631	(666)	(406)	251	47	32	9,186

(*)	Revised data (see Note 5)

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2015 Consolidated Financial Statements

Millions of euros	Balance at 12/31/2012	Sales of non- controlling interests and inclusion of companies	Acquisitions of non-controlling interests and exclusion of companies	Dividends paid	Profit/(loss) for the year	Change in translation differences	Other movements	Balance at 12/31/2013
Telefónica Czech Republic, a.s.	813	—	(46)	(100)	63	(64)	—	666
Telefônica Brasil, S.A.	4,373	—	—	(522)	335	(694)	(1)	3,491
Telefónica Deutschland Holding, A.G.	2,084	—	—	(117)	(1)	(1)	(3)	1,962
Colombia Telecomunicaciones, S.A., ESP	(139)	—	—	—	(37)	21	(10)	(165)
Telefónica Centroamericana Inversiones, S.L.	—	283	—	—	11	(12)	1	283
Other	69	1	—	—	5	(13)	(2)	60

Total	7,200	284	(46)	(739)	376	(763)	(15)	6,297

Revenues, OIBDA, capital expenditure and the main items of the statement of financial position for the main companies of the Telefónica Group with non-controlling interests, Telefônica Brasil and Telefónica Germany, are included in the Note 4. The statements of cash flows of these companies are as follows:

Millions of euros
Telefônica Brasil	2015	2014	2013
Net cash flow provided by operating activities	2.893	3.138	3.480
Net cash flow used in investing activities	(4.111)	(2.544)	(2.022)
Net cash flow used in financing activities	1.530	(1.096)	(1.597)

	312	(502)	(139)

Millions of euros
Telefónica Germany	2015	2014	2013
Net cash flow provided by operating activities	2.081	1.620	1.473
Net cash flow used in investing activities	(2.180)	(4.081)	(681)
Net cash flow used in financing activities	(1.023)	3.530	(321)

	(1.122)	1.069	471

2015

In 2015, “Sales of non-controlling interests and inclusion of companies” reflects the effect of the capital increase in Telefônica Brasil, S.A. for the acquisition of GVT, and the changes in the investment percentages related to the same operation (see Note 5). Additionally, it is meaningful the changes in the investment percentages in Colombia Telecomunicaciones, pursuant to amendment nº 1 of the Framework investment Agreement executed with the Colombian Government (see Note 21.b).

2014

In 2014, “Sales of non-controlling interests and inclusion of companies” reflects the effect of the capital increase in Telefónica Deutschland Holding, A.G. for the acquisition of E-Plus, and the changes in the investment percentages related to the same operation, amounting to 3,627 million euros, revised data to reflect the finalization of the purchase price allocation of E-Plus (see Notes 2 and 5). The removal of Telefónica Czech Republic, a.s. from the scope of consolidation is also significant (see Note 2).

2013

In 2013, “Sales of non-controlling interests and inclusion of companies” reflects the effect of the sale of 40% of the investment through Telefónica Centroamérica Inversiones, S.L. in Guatemala, El Salvador, Nicaragua and Panama, with an impact of 283 million euros (see Note 5).

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2015 Consolidated Financial Statements

Note 13. Financial assets and liabilities

1.- Financial assets

The breakdown of financial assets of the Telefónica Group at December 31, 2015 and 2014 is as follows:

December 31, 2015

	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available- for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to-maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	2,340	238	1,823	2,975	1,511	5,847	18	3	2,629	10,008	10,007
Investments	—	—	1,289	—	1,068	221	—	—	—	1,289	1,289
Long-term credits	—	238	534	—	79	675	18	—	1,714	2,486	1,980
Deposits and guarantees	—	—	—	—	—	—	—	3	1,420	1,423	1,423
Derivative instruments	2,340	—	—	2,975	364	4,951	—	—	—	5,315	5,315
Impairment losses	—	—	—	—	—	—	—	—	(505)	(505)	—
Current financial assets	859	116	85	1,540	448	2,152	—	10	2,960	5,570	5,570
Financial investments	859	116	85	1,540	448	2,152	—	10	361	2,971	2,971
Cash and cash equivalents	—	—	—	—	—	—	—	—	2,599	2,599	2,599

Total financial assets	3,199	354	1,908	4,515	1,959	7,999	18	13	5,589	15,578	15,577

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2015 Consolidated Financial Statements

December 31, 2014

	Fair value through profit or loss				Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Available- for-sale	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Held-to- maturity investments	Rest of financial assets at amortized cost	Total carrying amount	Total fair value
Non-current financial assets	2,453	245	1,875	3,046	1,492	6,114	13	137	3,217	10,973	10,981
Investments	—	—	1,278	—	1,170	108	—	—	—	1,278	1,278
Long-term credits	—	245	597	—	84	745	13	47	2,248	3,137	2,643
Deposits and guarantees	—	—	—	—	—	—	—	90	1,471	1,561	1,561
Derivative instruments	2,453	—	—	3,046	238	5,261	—	—	—	5,499	5,499
Impairment losses	—	—	—	—	—	—	—	—	(502)	(502)	—
Current financial assets	500	97	63	571	423	808	—	9	8,221	9,461	9,454
Financial investments	500	97	63	571	423	808	—	9	1,692	2,932	2,925
Cash and cash equivalents	—	—	—	—	—	—	—	—	6,529	6,529	6,529

Total financial assets	2,953	342	1,938	3,617	1,915	6,922	13	146	11,438	20,434	20,435

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and counterparty, of a credit spread curve using the prices of the Group’s bonds and credit derivatives.

Derivatives are measured using the valuation techniques and models normally used in the market, based on money-market curves and volatility prices available in the market.

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2015 Consolidated Financial Statements

a) Non-current financial assets

The movement in items composing “Non-current financial assets” in 2015 and 2014 is as follows:

Millions of euros	Investments	Long-term credits	Deposits and guarantees	Derivative financial assets	Impairment provision	Total
Balance at 12/31/13	550	3,476	1,432	2,667	(350)	7,775
Acquisitions	58	916	161	423	(5)	1,553
Disposals	(21)	(451)	(148)	(16)	6	(630)
Translation differences	(5)	18	(25)	124	5	117
Fair value adjustments	(113)	35	103	2,538	—	2,563
Transfers and others	809	(857)	38	(237)	(158)	(405)
Balance at 12/31/14	1,278	3,137	1,561	5,499	(502)	10,973
Acquisitions	156	1,067	140	489	(30)	1,822
Disposals	(2,349)	(732)	(146)	(26)	(1)	(3,254)
Inclusion of companies	—	28	160	—	—	188
Translation differences	(7)	(82)	(411)	81	30	(389)
Fair value adjustments	522	(41)	119	586	—	1,186
Transfers and others	1,689	(891)	—	(1,314)	(2)	(518)
Balance at 12/31/15	1,289	2,486	1,423	5,315	(505)	10,008

Investments

“Investments” includes the fair value of investments in companies where Telefónica does not exercise significant control and for which there is no specific disposal plan for the short term (see Note 3.i).

At December 31, 2015 the Telefónica Group’s shareholding in China Unicom (Hong Kong) Limited is 2.51%, valued at 672 million euros (662 million euros at December 31, 2014).

Additionally, the Telefónica Group’s shareholding in Banco Bilbao Vizcaya Argentaria, S.A. (BBVA) amounts to 298 million euros (347 million euros at December 31, 2014), representing 0.69% of its share capital at December 31, 2015.

As of December 31, 2014, the stake in Telco, S.p.A. was 66% amounting to a book value of 73 million euros (registered as available-for-sale financial asset). The demerger of Telco, S.p.A. was formalized on June 17, 2015. Thereafter, the ordinary shares in Telecom Italia, S.p.A. held by Telco, S.p.A. (equivalent to 22.3% of the company’s ordinary share capital) were assigned to shareholders, whereby the new company Telco TE, S.p.A., fully-owned by Telefónica (consolidated under the full integration method), received shares equivalent to 14.72% of the ordinary share capital of Telecom Italia. “Transfers and others” of the above table mainly includes the impact of the aforementioned demerger (see Note 9).

In compliance with the commitments undertaken in the acquisition agreement of GVT, Telefónica delivered 1,110 million ordinary shares in Telecom Italia, S.p.A. (representing 8.2% of the ordinary shares in the company) to Vivendi, S.A. in exchange for 4.5% of the share capital in Telefônica Brasil, S.A. (see Note 5).

Also, Telco TE, S.p.A. signed a sale and purchase agreement with a financial entity to transfer 872 million ordinary shares in Telecom Italia S.p.A., representing 6.5% of the ordinary shares of the latter, for approximately 1,025 million euros (see Note 21).

Likewise, Telefónica arranged several hedging instruments which will allow Telefónica, S.A. to repurchase the shares of Telecom Italia, S.p.A. that are necessary to meet its exchange obligations under the mandatory exchangeable bonds for shares of Telecom Italia, S.p.A., issued by Telefónica, S.A. in July 2014. These instruments are recorded under caption “Derivative instruments” of financial liabilities on the accompanying disclosure.

The positive impact in the Net financial expense for the first six months of 2015 related with the transactions with Telecom Italia shares described above amounted to 380 million euros.

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2015 Consolidated Financial Statements

In “Transfers and others” in 2014 there was mainly the reclassification as “non-current financial assets available-for-sale” of our investment in China Unicom (Hong Kong) Limited and Telco, S.p.A. (see Note 9), consolidated until that moment by the equity method.

At year-end the Group assessed the securities in its portfolio of listed available-for-sale assets individually for impairment. The analysis did not uncover the need to recognize any significant impairment losses.

Long-term credits and impairment provision

Million euros	12/31/2015	12/31/2014
Long-term trade receivables	472	825
Long-term prepayments	371	338
Long-term receivables for indirect taxes	104	112
Other long-term credits	1,539	1,862

Total	2,486	3,137

“Other long-term credits” includes long-term financial assets of the subsidiary Seguros de Vida y Pensiones Antares, S.A., fundamentally fixed-income securities, amounting to 747 million euros and 816 million euros at December 31, 2015 and 2014, respectively. These assets are mainly intended to cover the obligations from the defined benefit plans of Telefónica de España (ITP and Survival), though they do not qualify as “plan assets” under IAS 19 (see Note 15).

“Other long-term credits” in 2014 included the deferred account receivable generated from the sale of Telefónica Czech Republic, a.s. (see Note 2), in the amount of 217 million euros. This same item amounts to 86 million euros on a current basis. The sale agreement contemplates a payment schedule that extends to January 2018. In November 2015, the Company agreed with PPF Group, N.V.I. an early prepayment of the total outstanding amount.

In “Transfers and others” in 2015 there was the reclassification as “Non-current assets and disposal groups classified as held for sale” of the credits in Telefónica United Kingdom, amounted to 240 million euros.

Impairment provision for long-term credits amounted to 505 and 502 million euros at December 31, 2015 and December 31, 2014, respectively.

Derivative financial assets

In “Transfers and others” in 2015 there was the reclassification to short-term derivative financial assets relating to Telefónica, S.A., amounting to 1,292 million euros.

b) Current financial assets

This heading includes the following items:

•	Short-term investments in financial instruments recognized at fair value to cover commitments undertaken by the Group’s insurance companies, amounting to 396 million euros at December 31, 2015 (377 million euros at December 31, 2014), recorded at fair value.

•	Derivative financial assets with a short-term maturity or not used to hedge non-current items in the consolidated statement of financial position, in the amount of 2.140 million euros (813 million euros in 2014).

•	Short-term deposits and guarantees amounting to 263 million euros at December 31, 2015 (179 million euros at December 31, 2014).

•	Short-term credits amounting to 153 million euros (1,527 million euros at December 31, 2014, including principal plus interests of Telco, S.p.A.’s bond totaling 1,307 million euros).

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2015 Consolidated Financial Statements

Moreover, on February 27, 2015 Telco, S.p.A., repaid in full the banking debt owed and the subordinated bond with the available funds from the shareholders loans (2,555 million euros, out of which 1,687 million euros correspond to Telefónica according to its stake in the company). After Telco, S.p.A. demerger previously mentioned, the liability resulting from the loan granted to Telefónica was transferred to Telco TE, S.p.A. In June 2015 the shareholders loan was fully repaid.

•	Current investments of cash surpluses which, given their characteristics, have not been classified as “Cash and cash equivalents.”

Current financial assets that are highly liquid and have maturity periods of three months or less from the date contracted, and present an insignificant risk of value changes, are recorded under “Cash and cash equivalents” on the accompanying consolidated statement of financial position.

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2015 Consolidated Financial Statements

2.- Financial liabilities

The breakdown of financial liabilities at December 31, 2015 and the corresponding maturities schedule is as follows:

Millions of euros

	Current	Non-current
Maturity	2016	2017	2018	2019	2020	Subsequent years	Non-current total	Total
Debentures and bonds	7,826	6,719	4,091	1,965	2,773	20,183	35,731	43,557
Promissory notes & commercial paper	1,515	—	—	—	112	188	300	1,815

Total Issues	9,341	6,719	4,091	1,965	2,885	20,371	36,031	45,372

Loans and other payables	3,284	1,070	2,121	1,520	1,214	2,154	8,079	11,363
Derivative instruments (Note 16)	328	672	331	256	799	949	3,007	3,335

Total	12,953	8,461	6,543	3,741	4,898	23,474	47,117	60,070

The estimate of future payments for interest on these financial liabilities at December 31, 2015 is as follows: 2,352 million euros in 2016, 2,045 million euros in 2017, 1,623 million euros in 2018, 1,381 million euros in 2019, 1,155 million euros in 2020 and 6,650 million euros in years after 2020. For floating rate financing, the Group mainly estimates future interest using the forward curve of the various currencies at December 31, 2015.

The amounts shown in this table take into account the fair value of derivatives classified as financial liabilities (i.e., those with a negative mark-to-market) and exclude the fair value of derivatives classified as current financial assets, for 2,140 million euros, and those classified as non-current, for 5,315 million euros (i.e., those with a positive mark-to-market).

As stated in Note 20, the Group has entered into agreements to extend payment terms with various suppliers, and with factoring companies when such payments are discounted. The corresponding amount pending payment as of December 31, 2015, is recognized in “Loans and other payables” (927 million euros).

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2015 Consolidated Financial Statements

The composition of these financial liabilities, by category, at December 31, 2015 and 2014 is as follows:

December 31, 2015

	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	360	—	360	—	45,012	45,372	48,761
Loans and other payables	—	—	—	—	—	—	11,363	11,363	11,267
Derivative instruments	2,582	—	753	146	3,189	—	—	3,335	3,335

Total financial liabilities	2,582	—	1,113	146	3,549	—	56,375	60,070	63,363

December 31, 2014

	Fair value through profit or loss			Measurement hierarchy
Millions of euros	Held for trading	Fair value option	Hedges	Level 1 (Quoted prices)	Level 2 (Other directly observable market inputs)	Level 3 (Inputs not based on observable market data)	Liabilities at amortized cost	Total carrying amount	Total fair value
Issues	—	—	—	—	—	—	44,730	44,730	49,434
Loans and other payables	—	—	—	—	—	—	11,420	11,420	11,580
Derivative instruments	2,562	—	1,070	105	3,527	—	—	3,632	3,632

Total financial liabilities	2,562	—	1,070	105	3,527	—	56,150	59,782	64,646

The calculation of the fair values of the Telefónica Group’s debt instruments required an estimate, for each currency and subsidiary, of the credit spread curve using the prices of the Group’s bonds and credit derivatives.

At December 31, 2015, some of the financing arranged by Telefónica Group companies in Latin America (Brazil, Chile, Panama and Guatemala) which amount to approximately 3% of the Telefónica Group’s gross debt was subject to compliance with certain financial covenants. To date, these covenants are being met. Due to the absence of cross-defaults, breach of the covenants would not affect the debt at a Telefónica, S.A. level. Some of the financing arranged by Colombia Telecomunicaciones, SA, ESP is subject to compliance with financial covenant, that, once it has been reached, the amount of any new additional indebtedness is limited to approximately 250 million euros equivalents, primarily for operational purposes, without a breach has taken place.

Part of the amount owed by the Telefónica Group includes restatements to amortized cost at December 31, 2015 and 2014 as a result of fair value interest rate and exchange rate hedges.

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2015 Consolidated Financial Statements

a) Issues

The movement in issues of debentures, bonds and other marketable debt securities in 2015 and 2014 is as follows:

Millions of euros	Debenture and bond issues	Short-term promissory notes and commercial paper	Other non-Current Marketable debt securities	Total
Balance at 12/31/13	42,080	1,279	59	43,418
New issues	4,453	27	—	4,480
Redemptions, conversions and exchanges	(5,057)	(805)	(59)	(5,921)
Revaluation and other movements	2,751	2	—	2,753
Balance at 12/31/14	44,228	502	—	44,730
New issues	1,602	1,308	—	2,910
Redemptions, conversions and exchanges	(3,805)	—	—	(3,805)
Revaluation and other movements	1,532	5	—	1,537
Balance at 12/31/15	43,557	1,815	—	45,372

Debentures and bonds

At December 31, 2015, the nominal amount of outstanding debentures and bonds issues was 41,252 million euros (42,083 million euros at December, 31, 2014). Appendix III presents the characteristics of all outstanding debentures and bond issues at year-end 2015, as well as the significant issues made in the year.

Telefónica, S.A. has a full and unconditional guarantee on issues made by Telefónica Emisiones, S.A.U., Telefónica Finanzas México, S.A. de C.V. , Telefónica Europe, B.V. and Telefónica Participaciones, S.A.U., all of which are, directly or indirectly, fully-owned subsidiaries of Telefónica, S.A.

Short-term promissory notes and commercial paper

The main programs for issuance of promissory notes and commercial paper are the following:

•	At December 31, 2015, Telefónica Europe, B.V. had a program for issuance of commercial paper, guaranteed by Telefónica, S.A., for up to 3,000 million euros. The outstanding balance of commercial paper issued under this program at December 31, 2015 was 1,431 million euros, issued at an average interest rate of 0.089% for 2015 (496 million euros issued in 2014 at an average rate of 0.36%).

•	At December 31, 2015, Telefónica, S.A. had a corporate promissory note program for 500 million euros, which can be increased to 2,000 million euros, with an outstanding balance at December 31, 2015 is 66 million euros (6 million euros in 2014).

On March 13, 2015 Telefónica Germany, GmbH & Co. OHG made an issuance of debt instruments in the local market (schuldscheindarlehen and namensschuldverschreibung) for an aggregate amount of 300 million euros with different maturity terms until 2032.

Other long-term marketable debt securities

On October 31, 2012, an offer to purchase the preferred securities of Telefónica Finance USA, LLC. was launched. Holders accepting such offer would receive, concurrently and in connection with, Telefónica’s ordinary shares and they would subscribe new debt securities of Telefónica. As a result of this offer, on November 29, 2012, the Group purchased 1,941,235 preferred securities (representing 97.06% of total). On June 30, 2014, the remaining 58,765 preferred securities were fully redeemed at face value of 1,000 euros. There were no outstanding preferred securities after this redemption.

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2015 Consolidated Financial Statements

b) Interest-bearing debt

The average interest rate on outstanding loans and other payables at December 31, 2015 was 2.31% (2.88% in 2014). This percentage does not include the impact of hedges arranged by the Group.

The main financing transactions included under “Interest-bearing debt” outstanding at December 31, 2015 and 2014 and their nominal amounts are provided in Appendix V.

Interest-bearing debt arranged or repaid in 2015 mainly includes the following:

•	On January 9, 2015, Telefónica Europe, B.V. made an early repayment for 844 million dollars (equivalent to 714 million euros) of its long-term credit facility dated August 28, 2012 and originally scheduled to mature in 2023. This financing was guaranteed by Telefónica, S.A.

•	On January 30, 2015, Telefónica Finanzas, S.A.U. repaid in full the outstanding amount under the loans facilities arranged with the European Investment Bank (EIB) for 375 and 100 million euros. These financings were guaranteed by Telefónica, S.A.

•	On February 19, 2015, Telefónica, S.A. signed a 2,500 million euros syndicated credit facility maturing in 2020, even though by mutual agreement between the parties could be extended to a maximum maturity in 2022. At December 31, 2015 the outstanding amount of this financing was 500 million euros. This agreement entered into effect on February 26, 2015 cancelling in advance the syndicated loan facility of Telefónica Europe, B.V. dated on March 2, 2012 with two tranches of 756 million euros and 1,469 million pounds sterling originally scheduled to mature in 2017. On the same date, Telefónica S.A. signed an amendment to its 3,000 million euros syndicated credit facility arranged on February 18, 2014 maturing in 2019 in which was included an option by mutual agreement between the parties to extend the maturity up to 2021. At December 31, 2015 the outstanding amount of this financing was 700 million euros.

•	On March 2, 2015, Telefônica Brasil, S.A. repaid in full its loan facility arranged with the European Investment Bank (EIB) on October 31, 2007 for 265 million dollars (equivalent to 236 million euros).

•	On April 15, 2015, Telefónica Europe, B.V. made an early repayment of its long-term credit facility arranged on January 5, 2012 for 375 million dollars (equivalent to 354 million euros) and originally scheduled to mature in 2022. This financing was guaranteed by Telefónica, S.A.

•	On June 25, 2015, Telefónica, S.A. signed an amendment to its 2,000 million euros bilateral loan arranged on June 26, 2014 modifying the maturity date to June 26, 2018 and including an amortization schedule. On July 1, 2015 an early repayment for 500 million euros was made of which original maturity was in 2017.

•	On June 30, 2015, Telefónica, S.A. signed a long-term loan for an aggregate amount of 200 million euros and maturing in 2020. At December 31, 2015 the outstanding amount under this loan was 200 million euros.

•	On October 12, 2015, Telefónica del Perú, S.A.A. signed a 1,050 million Peruvian Nuevos Soles (equivalent to 283 million euros) credit facility maturing in 2020. At December 31, 2015, there was no outstanding amount under this facility.

•	On November 17, 2015, Telefónica, S.A. signed a 3,000 million euros syndicated credit facility maturing in 2018. At December 31, 2015 there was no outstanding amount under this facility.

•	On December 11, 2015, Telefónica, S.A. signed a long-term credit facility for an aggregate amount of 750 million dollars (equivalent to 689 million euros) at a fixed rate with the guarantee of the Swedish Export Credits Guarantee Board (EKN) which matures in 2026. At December 31, 2015, there was no outstanding amount under this facility.

•	On December 11, 2015, Telefónica, S.A. signed a long-term credit facility for an aggregate amount of 500 million euros at a fixed rate with the guarantee of the Finnish Export Credits Guarantee Board

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2015 Consolidated Financial Statements

(Finnvera) which matures in 2026. At December 31, 2015 there was no outstanding amount under this facility.

•	During 2015, Telefónica, S.A. made an early repayment for 328 million euros of its syndicated loan (tranche A3) arranged on July 28, 2010 and originally scheduled to mature on July 28, 2016. At December 31, 2015 there was no outstanding amount under this loan.

•	During 2015, Telefónica, S.A. repaid in full the outstanding amount under its syndicated loan arranged on April 21, 2006 (amounted to 700 million euros) of which 350 million euros were originally scheduled to mature in 2017.

•	During 2015, Telefónica, S.A. drew down 198 million dollars (equivalent to 182 million euros) and repaid 105 million dollars (equivalent to 96 million euros) of its 1,001 million dollars long-term credit facility arranged on February 22, 2013 and maturing in 2023. At December 31, 2015 the outstanding amount of this facility was 786 million dollars (equivalent to 722 million euros).

•	During 2015, Telefónica, S.A. drew down 353 million dollars (equivalent to 324 million euros) and repaid 59 million dollars (equivalent to 54 million euros) of its 734 million dollars long-term credit facility arranged on August 1, 2013 and maturing in 2023. At December 31, 2015 the outstanding amount of this facility was 487 million dollars (equivalent to 447 million euros).

•	During 2015, GVT, S.A. repaid in full the outstanding amount under its 790 million euros syndicated credit facility arranged on March 12, 2015.

At December 31, 2015, the Telefónica Group presented availabilities of financing from different sources amounting approximately to 13,684 million euros (of which 12,497 million euros maturing in more than twelve months) (11,545 million euros at December 31, 2014).

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2015 Consolidated Financial Statements

Loans by currency

The breakdown of “Loans and other payables” by currency at December 31, 2015 and 2014, along with the equivalent value of foreign-currency loans in euros, is as follows:

	Outstanding balance (in millions)
	Currency		Euros
Currency	12/31/15	12/31/14	12/31/15	12/31/14
Euro	5,798	5,077	5,798	5,077
US dollar	2,596	3,683	2,384	3,033
Brazilian Real	5,218	3,010	1,228	933
Colombian Peso	5,131,558	5,592,388	1,497	1,925
Pounds Sterling	—	140	—	180
Other currencies			456	272

Total Group			11,363	11,420

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2015 Consolidated Financial Statements

Note 14. Trade and other payables

The composition of “Trade and other payables” is as follows:

Millions of euros	12/31/2015		12/31/2014 (*)
	Non-current	Current	Non-current	Current
Trade payables	—	7,187	—	8,770
Other payables	1,462	5,648	1,507	6,016
Deferred revenue	919	1,106	877	1,441
Payable to associates and joint ventures (Note 9)	—	294	—	724

Total	2,381	14,235	2,384	16,951

(*)	Revised data (see Note 5).

“Deferred revenue” principally includes the amount of deferred revenue from sales of prepaid cards, from handsets transferred to the distributor, rights of use on the cable network, activation fees not yet recognized in the income statement and loyalty campaigns.

At December 31, 2015, non-current “Other payables” comprise the deferred portion of the payment for acquiring the spectrum use license in Mexico in 2010, for an equivalent of 710 million euros (849 million euros at December 31, 2014), the deferred portion of the payment for the refarming of the radioelectric spectrum acquired in 2014 by Telefónica Brazil, amounting to an equivalent of 117 million euros (237 million euros at December 31, 2014, see Appendix VII) and the deferred portion of the payment for the use license spectrum acquired in Germany in 2015, amounting to 109 million euros.

The detail of current “Other payables” at December 31, 2015 and 2014 is as follows:

Millions of euros	Balance at 12/31/2015	Balance at 12/31/2014 (*)
Dividends pending payment to non-controlling interests	229	231
Payables to suppliers of property, plant and equipment	3,207	3,890
Short term debt for spectrum acquisition	394	272
Accrued employee benefits	747	821
Advances received on orders	216	216
Other non-financial non-trade payables	855	586

Total	5,648	6,016

(*)	Revised data (see Note 5).

“Other non-financial non-trade payables” at December 31, 2015 includes Telefónica, S.A.’s irrevocable commitment to pay a 325 million euros donation to Fundación Telefónica to provide this entity with the financing required to implement the social programs and activities it currently performs or could initiate in the short and mid term to fulfill its purpose as a foundation (see Note 18).

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2015 Consolidated Financial Statements

Information on average payment period to suppliers. (Third additional provision, “Information requirement” of Law 15/2010 of July 5)

In accordance with the aforementioned Law, the following information corresponding to the Spanish companies of the Telefónica Group is disclosed:

2015	Number of days
Weighted average maturity period	49
Ratio of payments	50
Ratio of outstanding invoices	36

Million of euros
Total Payments	6,397
Outstanding invoices	710

The Telefónica Group’s Spanish companies adapted their internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree-Law 4/2013, amending Law 3/2004, which establishes measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2015 included payment periods of up to 60 days, according to the terms agreed between the parties.

For efficiency purposes and in line with general business practice, the Telefónica Group’s companies in Spain have agreed payment schedules with suppliers, whereby most of the payments are made on set days of each month. Invoices falling due between two payment days are settled on the following payment date in the schedule.

Payments to Spanish suppliers in 2015 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the delay in issuing invoices (legal obligation of the supplier), the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues.

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2015 Consolidated Financial Statements

Note 15. Provisions

The amounts of provisions in 2015 and 2014 are as follows:

	12/31/2015			12/31/2014
Millions of euros	Current	Non-current	Total	Current	Non-current	Total
Employee benefits	1,007	5,366	6,373	1,021	3,426	4,447
Termination plans	707	1,876	2,583	956	2,430	3,386
Post-employment defined benefit plans	—	684	684	—	872	872
Other benefits	300	2,806	3,106	65	124	189
Other provisions	964	3,372	4,336	574	3,254	3,828

Total	1,971	8,738	10,709	1,595	6,680	8,275

In 2015 the Group recorded a provision in the amount of 3,212 million euros (652 million euros in 2014) in order to increase the efficiency for the future representing a further step towards the initiatives focusing on the simplification and transformation of Telefónica. Of this amount, 2,896 million euros relates to the present value of the estimated flows of payments under the Teléfonica Spain Individual Suspension Plan described below.

Telefónica Spain Individual Suspension Plan

Telefónica de España, S.A.U., Telefónica Móviles España, S.A.U. and Telefónica Soluciones de Informática y Comunicaciones de España, S.A.U. have signed the 1st Collective Agreement of Related Companies (CEV), wholly backed by the largest labor unions. This agreement considers, among other elements, a plan of measures for individual suspension of the employment relationship in 2016 and 2017, applying principles of voluntariness, universality, non-discrimination and social responsibility. After the signature of the convention, the Company opened the registration to join the Plan.

This plan is based on mutual agreement between the company and the employees, and implies the possibility of voluntarily suspending the employment relationship for an initial three-year period, renewable for consecutive three-year periods until the retirement age. The employees who meet the age and seniority requirements may enter into the Individual Suspension Plan (PSI) in the periods opened for this purposes in 2016 and 2017.

The current value of the forecast payments to meet the commitments of this program (applying certain hypothesis about estimated number of accessions and future reintegration ratio) is estimated to be 2,896 million euros, of which 192 million euros are classified as current provision. This figure was calculated using actuarial criteria (PERM/F-2000C tables, combined with the invalidity table published in the 1977 ministerial order), updated using a continuous zero coupon curve. The corresponding provision is recognized under “Other provisions” in the above table, with a balancing entry in the consolidated income statement under “Personnel expenses”.

The discount rate used for these provisions at December 31, 2015, was 1.20%, with an average length of the Plan of 6 years.

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2015 Consolidated Financial Statements

Termination plans

The movement in provisions for post-employment plans in 2015 and 2014 is as follows:

Millions of euros	Total
Provisions for post-employment plans at 12/31/2013	3,465
Additions	525
Retirements/amount applied	(733)
Transfers	(14)
Inclusion of companies	12
Translation differences and accretion	131
Provisions for post-employment plans at 12/31/2014	3,386
Additions	217
Retirements/amount applied	(1,031)
Transfers	(14)
Translation differences and accretion	25
Provisions for post-employment plans at 12/31/2015	2,583

Telefónica Spain

Concerning the 2003-2007 labor force reduction plan in Telefónica de España, concluded with 13,870 employees taking part, provisions recorded at December 31, 2015 and 2014 amounted to 268 and 454 million euros, respectively. The amount for this provision classified as current totaled 119 million euros at December 31, 2015.

Concerning the 2011-2013 labor force reduction plan in Telefónica de España, concluded with 6,830 employees taking part, provisions recorded at December 31, 2015 and 2014 amounted to 1,700 and 2,097 million euros, respectively. The amount for this provision classified as current totaled 377 million euros at December 31, 2015.

The companies bound by these commitments calculated provisions required at 2015 and 2014 year-end using actuarial assumptions pursuant to current legislation, including the PERM/F- 2000 C mortality tables and a high quality credit market based interest rate.

The discount rate used for these provisions at December 31, 2015, was 0.80%, with an average length of the plans of 3.1 years.

Telefónica Germany

Within the context of transformation of Telefónica Deutschland following the purchase of E-Plus (see Note 5) in a bid to increase profitability by securing operational synergies, a provision for employee restructuring was made in 2014 amounting 321 million euros (additional 4 million euros in 2015). This provision amounted to 174 million euros at December 31, 2015.

Telefónica, S.A.

Additions in 2015 include a 120 million euros provision for a voluntary termination program for employees of Telefónica, S.A., which finishes in 2017.

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2015 Consolidated Financial Statements

Post-employment defined benefit plans

The Group has a number of defined-benefit plans in the countries where it operates. The following tables present the main data of these plans:

12/31/2015

Millions of euros	Spain	Germany	Brazil	Hispano américa	Others	Total
Obligation	552	198	449	31	15	1,245
Assets	—	(122)	(637)	—	(10)	(769)
Net provision before asset ceiling	552	76	(188)	31	5	476
Asset ceiling	—	—	206	—	—	206
Net provision	552	76	20	31	5	684
Net assets	—	—	2	—	—	2

12/31/2014

Millions of euros	Spain	United Kingdom	Germany	Brazil	Hispano américa	Others	Total
Obligation	593	1,529	201	624	37	11	2,995
Assets	—	(1,567)	(112)	(838)	—	(11)	(2,528)
Net provision before asset ceiling	593	(38)	89	(214)	37	—	467
Asset ceiling	—	—	—	350	—	3	353
Net provision	593	9	89	141	37	3	872
Net assets	—	47	—	5	—	—	52

The movement in the present value of obligations in 2015 and 2014 is as follows:

Millions of euros	Spain	United Kingdom	Germany	Brazil	Hispano américa	Other	Total
Present value of obligation at 12/31/2013	567	1,251	93	585	93	9	2,598
Translation differences	—	95	—	(1)	(68)	1	27
Current service cost	3	—	4	1	11	—	19
Interest cost	15	58	4	63	2	—	142
Actuarial losses and gains	59	147	47	26	4	1	284
Benefits paid	(51)	(22)	(2)	(50)	(5)	—	(130)
Inclusion of companies	—	—	55	—	—	—	55
Present value of obligation at 12/31/2014	593	1,529	201	624	37	11	2,995
Translation differences	—	108	—	(146)	(15)	1	(52)
Current service cost	8	—	7	2	6	—	23
Interest cost	8	—	4	61	3	1	77
Actuarial losses and gains	(8)	—	(12)	(44)	4	2	(58)
Benefits paid	(49)	—	(2)	(48)	(4)	—	(103)
Transfers	—	(1,637)	—	—	—	—	(1,637)
Present value of obligation at 12/31/2015	552	—	198	449	31	15	1,245

Movements in the fair value of plan assets in 2015 and 2014 are as follows:

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Millions of euros	United Kingdom	Germany	Brazil	Other	Total
Fair value of plan assets at 12/31/2013	1,236	91	804	6	2,137
Translation differences	95	—	—	2	97
Expected return on plan assets	59	4	88	1	152
Actuarial losses and gains	118	(1)	(6)	1	112
Company contributions	81	9	—	1	91
Benefits paid	(22)	(2)	(48)	—	(72)
Inclusion of companies	—	11	—	—	11
Fair value of plan assets at 12/31/2014	1,567	112	838	11	2,528
Translation differences	111	—	(202)	(2)	(93)
Expected return on plan assets	—	3	86	1	90
Actuarial losses and gains	—	(1)	(42)	—	(43)
Company contributions	—	9	1	—	10
Benefits paid	—	(1)	(45)	—	(46)
Inclusion of companies	—	—	1	—	1
Transfers	(1,678)	—	—	—	(1,678)
Fair value of plan assets at 12/31/2015	—	122	637	10	769

The amount in “Inclusion of companies” corresponds to the post-employment defined benefit plan of E-Plus employees (see Note 5).

The Group’s principal defined-benefit plans are:

a) ITP (Spain)

Telefónica Spain reached an agreement with its employees whereby it recognized supplementary pension payments for employees who had retired as of June 30, 1992, equal to the difference between the pension payable by the social security system and that which would be paid to them by ITP (Institución Telefónica de Previsión). Once the aforementioned supplementary pension payments had been quantified, they became fixed, lifelong and non-updateable and 60% of the payments are transferable to the surviving spouse, recognized as such as of June 30, 1992, and to underage children.

The amount for this provision totaled 291 million euros at December 31, 2015 (326 million euros at December 31, 2014).

b) Survival (Spain)

Serving employees who did not join the defined pension plan are still entitled to receive survivorship benefits at the age of 65.

The amount for this provision totaled 261 million euros at December 31, 2015 (267 million euros at December 31, 2014).

As detailed in Note 13, the Group has long-term financial assets to cover the obligations of these two defined benefit plans.

The discount rate used for these provisions at December 31, 2015, was 1.5%, with an average length of the plans of 8 years.

The main actuarial assumptions used in valuing these plans are as follows:

	Survival		ITP
	12/31/2015	12/31/2014	12/31/2015	12/31/2014
Discount rate	0.246%-2.154%	0.494%-2.011%	0.246%-2.154%	0,494%-2,011%
Expected rate of salary increase	0%-0.5%	0%-0.5%	—	—
Mortality tables	PERM/F-2000C - OM77	PERM/F-2000C - OM77	90% PERM 2000C/98% PERF 2000 C	90% PERM 2000C/98% PERF 2000 C

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The table below shows the sensitivity of the value of termination, post-employment and Individual Suspension Plan obligations of Telefónica Group companies in Spain to changes in the discount rate:

-100 b.p.		+100 b.p.
Impact on value	Impact on income statement	Impact on value	Impact on income statement
-272	-226	271	229

Variations of less than -100bp are considered for terms of less than ten years to prevent very negative rates (<-20bp).

A 100 b.p. increase in the discount rate would reduce the value of the liabilities by 271 million euros and have a positive impact on income statement of 229 million euros before tax. However, a 100 b.p. decrease in the discount rate would increase the value of the liabilities by 272 million euros and have a negative impact on income statement of 226 million euros before tax.

The Telefónica Group actively manages this position and has arranged a derivatives portfolio to significantly reduce the impact of changes in the discount rate (see Note 16).

Telefónica UK Pension Plan

The assets and liabilities of Telefónica United Kingdom are classified as held for sale in the statement of financial position at December 31, 2015 (see Note 23).

The Telefónica UK Pension Plan provides pension benefits to the various companies of the Telefónica Group in UK coming from the O2 Group. The Plan is comprised of defined contribution and defined benefit sections. The defined benefit sections were closed to future accrual with effect from February 28, 2013. The companies continued to provide retirement benefits through the defined contribution sections of the Plan.

The key figures of the defined benefit plans of Teléfonica United Kingdom are shown below:

Millions of euros	12/31/2015	12/31/2014
Obligation	1,613	1,529
Assets	(1,753)	(1,567)
Net provision before asset ceiling	(140)	(38)
Asset ceiling	—	—
Net provision	5	9
Net assets	145	47

The number of beneficiaries of these plans at December 31, 2015 and 2014 are 4,548 and 4,563 respectively. At December 31, 2015, the weighted average duration of the Plan was 23 years.

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The main actuarial assumptions used in valuing the Plan are as follows:

	12/31/2015	12/31/2014
Nominal rate of pension payment increase	3.15%	3.05%
Discount rate	3.80%	3.70%
Expected inflation	3.35%	3.20%
Mortality tables	95% S2NA, CMI 2015 1%	95% S2NA, CMI 2014 1%

Fair value of Plan assets is as follows:

Millions of euros	12/31/2015	12/31/2014
Shares	350	328
Bonds	1,293	1,205
Cash equivalents	108	34

Total	1,751	1,567

At December 31, 2015, reasonably possible changes to one of the following actuarial assumptions, holding other assumptions constant, would have affected the defined benefit obligation by the amounts shown below:

Millions of euros	Increase in defined benefit obligation
Discount rate (0.25% decrease)	94
Expected inflation (0.25% increase)	83
Life expectancy (1 year longer)	40

Telefónica Brazil pension plans

Telefónica Brazil sponsors the following post-employment benefit plans:

Plans	Management entity	Sponsor
Health plans
PBS Assistidos (PBS-A)	Fundação Sistel de Seguridade Social	Teléfonica Brasil, jointly and severally with other companies resulting from the privatization of Telebrás (Telecomunicações Brasileiras, S.A.)
Plano de Assistência Médica ao Aposentado y Programa de Coberturas Especiais (PAMA/PCE)
Assistencia médica – Lei 9.656/98	Telefônica Brasil	Telefônica Brasil
Pension plans
CTB	Telefônica Brasil	Telefônica Brasil
Planes PBS	Visão Prev	Telefônica Brasil
Planes PREV	Visão Prev	Telefônica Brasil
Planes VISAO	Visão Prev	Telefônica Brasil and Telefónica Data

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The main actuarial assumptions used in valuing these plans are as follows:

	12/31/2015	12/31/2014
Discount rate	12.53% - 13.63%	11.17% - 11.31%
Nominal rate of salary increase	6.69%	6.69%
Expected inflation	4.00%	5.00%
Cost of health insurance	8.15% - 9.18%	8.15%
Mortality tables	AT 2000 M/F	AT 2000 M/F

On September 30, 2015, the Conselho Deliberativo da Sistel approved, pursuant to a court judgment, the creation of a fund (Fundo de Compensação e Solvência) formed from the capital of the special reserve under the PBS-A plan, to bridge the shortfall existing in another of the plans managed by the body and sponsored by Telefónica Brasil, known as PAMA. The ruling requires the sponsoring companies, including Telefônica Brasil, to maintain the coverage of the original PAMA plan and to rectify any deficits that may arise. This transfer of reserves has led to a real reduction in future contributions, which has had a positive impact on Other comprehensive income for the year 2015, in the amount of 430 million Brazilian reais (101 million euros, approximately), 284 million reais net of tax (67 million euros, approximately

The valuations used to determine the value of obligations and plan assets, where appropriate, were performed as of December 31, 2015 by external and internal actuaries. The projected unit credit method was used in all cases.

The sensitivity to variations in the discount rate of the plans of Teléfonica Brazil is shown in the following table:

	Present value of the discounted obligation at the current rate	Present value of the obligation by increasing the rate by 0.5%	Present value of the obligation by reducing the rate by 0.5%
Pension plans	354	341	368
Health plans	95	90	100

Total obligation	449	431	468

Other provisions

The movement in “Other provisions” in 2015 and 2014 is as follows:

Millions of euros
Other provisions at December 31, 2013	3,086
Additions and accretion	1,149
Retirements/amount applied	(853)
Inclusion of companies	197
Transfers	366
Translation differences and other	(117)
Other provisions at December 31, 2014	3,828
Additions and accretion	1,799
Retirements/amount applied	(873)
Inclusion of companies	220
Transfers	(60)
Translation differences and other	(578)
Other provisions at December 31, 2015	4,336

At December 31, 2005, the “Other provisions” item for Telefónica United Kingdom has been restated as “Liabilities associated with non-current assets and disposal groups held for sale” (see Note 23) in the amount of 125 million euros, of which 111 million euros correspond to provisions for dismantling of assets.

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“Other provisions” include the provisions for dismantling of assets recognized by Group companies in the amount of 695 million euros (883 million euros at the 2014 year end), of which 394 million euros correspond to Telefónica Germany (501 million euros at the 2014 year end).

In addition to the employee restructuring plan in Telefonica Deutschland described above, this company made provisions of 69 and 87 million euros in 2015 and 2014, respectively, primarily to cover the costs linked to the cancellation of certain contracts as a result of the integration with E-Plus (see Note 5).

At December 31, 2015, Telefónica Brazil has the following provisions for an amount of 1,494 million euros equivalent to cover the risks to which it is exposed:

•	Provisions for disputes regarding federal, state and municipal taxes totaling approximately 817 million euros (813 million euros at December 31, 2014).

•	Provisions for labor-related contingencies of approximately 284 million euros (315 million euros at December 31, 2014), which basically relate to claims filed by former and outsourced employees.

•	Civil claims by private consumers and consumer associations regarding services rendered, and other legal proceedings related with normal operations. Certain administrative proceedings are also in progress concerning disputes about obligations established in sector regulations. The amount accrued for these matters totals approximately 393 million euros (373 million euros at December 31, 2014).

In 2015, the Group established a provision of 1,521 million Peruvian soles (approximately 431 million euros) in relation to tax claims involving Telefónica Peru.

In addition, a provision has been made in the amount of EUR 377 million relating to the goodwill amortized for tax on the purchase of the companies of the O2 Group subject to the transfer agreement (see Note 17). The provision relating to the goodwill of Vivo amortized for tax, which was recognized as a deferred tax liability at December 31, 2014, amounts to EUR 75 million at December 31, 2015.

With respect to the European Commission Decision of July 4, 2007 concerning Telefónica Spain’s broadband pricing policy, on July 10, 2014 the European Union Court of Justice dismissed the appeal submitted by Telefónica, S.A. and Telefónica de España, maintained the fine and terminated the appeal (see Note 21). Consequently the Group paid a fine of 152 million euros and 58 million euros of interest. Provision for this item totaled 205 million euros at December 31, 2013.

Given the nature of the risks covered by these provisions, it is not possible to determine a reliable schedule of potential payments, if any.

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Note 16. Derivative financial instruments and risk management policies

The Telefónica Group is exposed to various financial market risks as a result of: (i) its ordinary business activity, (ii) debt incurred to finance its business, (iii) its investments in companies, and (iv) other financial instruments related to the above commitments.

The main market risks affecting Group companies are as follows:

Exchange rate risk

Exchange rate risk arises primarily from: (i) Telefónica’s international presence, through its investments and businesses in countries that use currencies other than the euro (primarily in Latin America, but also in the United Kingdom), and (ii) debt denominated in currencies other than that of the country where the business is conducted or the home country of the company incurring such debt.

Interest rate risk

Interest rate risk arises primarily in connection with changes in interest rates affecting: (i) financial expenses on floating rate debt (or short-term debt likely to be renewed), due to changes in interest rates and (ii) the value of long-term liabilities at fixed interest rates.

Share price risk

Share price risk arises primarily from changes in the value of the equity investments (that may be bought, sold or otherwise involved in transactions), from changes in the value of derivatives associated with such investments, from changes in the value of treasury shares and from equity derivatives.

Other risks

The Telefónica Group is also exposed to liquidity risk if a mismatch arises between its financing needs (including operating and financial expense, investment, debt redemptions and dividend commitments) and its sources of finance (including revenues, divestments, credit lines from financial institutions and capital market transactions). The cost of finance could also be affected by movements in the credit spreads (over benchmark rates) demanded by lenders.

Furthermore, the Telefónica Group is exposed to country risk (which overlaps with market and liquidity risks). This refers to the possible decline in the value of assets, cash flows generated or cash flows returned to the parent company as a result of political, economic or social instability in the countries where the Telefónica Group operates, especially in Latin America.

Risk management

The Telefónica Group actively manages these risks through the use of derivatives (primarily on exchange rates, interest rates and share prices) and by incurring debt in local currencies, where appropriate, with a view to stabilizing cash flows, the income statement and investments. In this way, it attempts to protect the Telefónica Group’s solvency, facilitate financial planning and take advantage of investment opportunities.

The Telefónica Group manages its exchange rate risk and interest rate risk in terms of net debt and net financial debt as calculated by them. The Telefónica Group believes that these parameters are more appropriate to understanding its debt position. Net debt and net financial debt take into account the impact of the Group’s cash balance and cash equivalents including derivatives positions with a positive value linked to liabilities. Neither net debt nor net financial debt as calculated by the Telefónica Group should be considered an alternative to gross financial debt (the sum of current and non-current interest-bearing debt) as a measure of leverage.

For a more detailed description on reconciliation of net debt and net financial debt to gross financial debt, see Note 2.

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Exchange rate risk

The fundamental objective of the exchange rate risk management policy is that, in event of depreciation in foreign currencies relative to the euro, any potential losses in the value of the cash flows generated by the businesses in such currencies, caused by depreciation in exchange rates of a foreign currency relative to the euro, are offset (to some extent) by savings from the reduction in the euro value of debt denominated in such currencies. This objective is also reflected on the decrease of the sensitivity to exchange rate variations of the net debt to OIBDA ratio, in order to protect the Group solvency. The degree of exchange rate hedging employed varies depending on the type of investment. For transactions of purchase or sale of business in currencies other than euro, additional hedges can be made on the estimate prices of the transactions or on estimated cash flows and OIBDA.

At December 31, 2015, net debt in Latin American currencies was equivalent to approximately 6,778 million euros. However, the Latin American currencies in which this debt is denominated is not distributed in proportion to the cash flows generated in each currency. The future effectiveness of the strategy described above as a hedge of exchange rate risks therefore depends on which currencies depreciate relative to the euro.

Telefónica occasionally takes out dollar-denominated debt to hedge the euro-dollar intermediate component in the relation Euro-Latin American currencies, either in Spain (where such debt is associated with an investment as long as it is considered to be an effective hedge) or in the country itself, where the market for local currency financing or hedges may be inadequate or non-existent. At December 31, 2015, the Telefónica Group’s net debt denominated in dollars was equivalent to 1,302 million euros.

Pound sterling-denominated net debt at December 31, 2015, amounted to 6,988 million euros equivalent, with a significant increase over the year in the context of the agreement for the sale of Telefónica’s operation in the United Kingdom .

The Telefónica Group also manages exchange rate risk by seeking to reduce significately the negative impact of any remaining exchange rate exposure affecting the Group’s exchange rate differences regardless of whether there are open positions. Such open position exposure can arise for any of three reasons: (i) a thin market for local derivatives or difficulty in sourcing local currency finance which makes it impossible to arrange a low-cost hedge (as in Argentina and Venezuela), (ii) financing through intra-group loans, where the accounting treatment of exchange rate risk is different from that for financing through capital contributions, and (iii) as the result of a deliberate policy decision, to avoid the high cost of hedges that are not warranted by expectations or high risk of depreciation.

Exchange rate management in 2015 produced a negative impact in the amount of 620 million euros (disregarding the effect of monetary correction), mainly due to the fluctuation in the exchange rate of the Venezuelan bolivar from 49.988 to 199 bolivars per dollar and, to a lesser extent, the difficulty in covering commercial positions in US dollars in Argentina, compared to the negative impact of 293 million euros recognized in 2014.

The following table illustrates the sensitivity of foreign currency gains and losses and of equity to changes in exchange rates, where: a) in calculating the impact on the income statement, the exchange rate position affecting the income statement at the end of 2015 was considered constant during 2016; b) in calculating the impact on equity, only monetary items have been considered, namely debt and derivatives such as hedges of net investment and loans to subsidiaries related to the investment, whose breakdown is considered constant in 2016 and identical to that existing at the end of 2015. In both cases, Latin American currencies are assumed change their value against the dollar and the rest of the currencies against the euro by 10%.

Millions of euros

Currency	Change	Impact on the consolidated income statement	Impact on consolidated equity
All currencies vs EUR	10%	33	(112)
USD vs EUR	10%	(2)	(21)
European currencies vs EUR	10%	—	(187)

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Latin American currencies vs USD	10%	35	96
All currencies vs EUR	(10)%	(33)	112
USD vs EUR	(10)%	2	21
European currencies vs EUR	(10)%	—	187
Latin American currencies vs USD	(10)%	(35)	(96)

The exchange position of the Venezuelan bolivar affects the estimates made by the Group of the net asset value of the foreign currency position related to investments in Venezuela, the negative impact of which on the 2015 financial statements amounted to 535 million euros.

The Group’s monetary position in Venezuela at December 31, 2015 is a net creditor position of 72,646 million Venezuelan bolivars (equivalent to approximately 336 million euros). It had a debtor position until July; nevertheless the average exposure in 2015 has been a creditor position, which led to a higher financial expense in the amount of 348 million euros due to the effect of the monetary correction for inflation during the year.

Interest rate risk

The Telefónica Group’s financial expenses are exposed to changes in interest rates. In 2015, the rates applied to the largest amount of short-term debt were mainly based on the Euribor, the Brazilian SELIC, the US dollar and pound sterling Libor, the Mexican UDI and the Colombian UVR. In nominal terms, at December 31, 2015, 49.1% of Telefónica’s net debt (or 58% of long-term net debt) was pegged to fixed interest rates for a period greater than one year, compared to 70% of net debt (70% of long-term net debt) in 2014. Of the remaining 50.9% (net debt at floating rates or at fixed rates maturing in under one year), 4 percentage points had interest rates collared in a period over one year (or 2% of long-term debt), while at December 31, 2014 this was the case for 10 percentage points of net debt at floating rates or with fixed rates maturing within one year (3% of long-term net debt).

In addition, early retirement and Individual Suspension Plan liabilities (see Note 15) were discounted to present value over the year, based on the curve for instruments with very high credit quality. The decrease in interest rates has increased the market value of these liabilities. However, this increase was nearly completely offset by the increase in the value of the hedges on these positions.

Net financial expenses amounted to 2,581 million euros in 2015, 7.1% lower than the previous year. Excluding exchange rate differences, costs improved by 21.2% (528 million euros) to 1,961 million euros. Negative foreign exchange differences amounted to 620 million euros, primarily due to adoption of the SIMADI exchange rate for the Venezuelan bolivar. The lower cost of debt in euros explains 146 million euros of this improvement, due to lower fixed rate debt and capture of the reduction in short-term rates. The divestment of the entire holding in Telecom Italia, S.p.A. generated a positive variation of 404 million euros. Other effects resulted in losses of 22 million euros. These included the monetary correction for inflation in Venezuela, net of higher currency costs in Latin America, costs for updating contingencies, and other gains and losses on equities. The effective cost of debt over the last twelve months, excluding exchange rate differences and the positive impact of the divestment of Telecom Italia, S.p.A., stood at 4.69%, down 57 basis points year-on-year.

To illustrate the sensitivity of financial expenses to variability in short-term interest rates, a 100 basis points increase in interest rates in all currencies in which Telefónica has financial positions at December 31, 2015 has been assumed, and a 100 basis points decrease in interest rates in all currencies except those currencies with low interest rates, in order to avoid negative rates (euro, pound sterling and the US dollar) and a constant position equivalent to that prevailing at the end of 2015.

To illustrate the sensitivity of equity to variability in interest rates, a 100 basis point increase in interest rates in all currencies and terms of the curve, in which Telefónica holds financial positions at December 31, 2015 was assumed, as well as a 100 basis point decrease in all currencies and terms (except those below 1% in order to avoid negative rates). Cash flow hedge positions were also considered as they are fundamentally the only positions where changes in market value due to interest-rate fluctuations are recognized in equity.

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Millions of euros

Change in basis points (bp)	Impact on consolidated income statement	Impact on consolidated equity
+100bp	(245)	145
-100bp	75	98

Share price risk

The Telefónica Group is exposed to changes in the value of equity investments from changes in the value of derivatives associated with such investments, from convertible or exchangeable instruments issued by Telefónica Group, from Share-based payments plans, from treasury shares and from equity derivatives over treasury shares.

According to the Share-based payments plans (see Note 19) the shares to be delivered to employees under such plan may be either the parent company treasury shares, acquired by them or any of its Group companies; or newly-issued shares. The possibility of delivering shares to beneficiaries of the plan in the future, implies a risk since there could be an obligation to hand over a maximum number of shares at the end of each phase, whose acquisition (in the event of acquisition in the market) in the future could imply a higher cash outflow than required on the start date of each phase if the share price is above the corresponding price on the phase start date. In the event that new shares are issued for delivery to the beneficiaries of the plan, there would be a dilutive effect for ordinary shareholders as a result of the higher number of shares delivered under such plan outstanding.

During 2015, a new long-term incentive Plan consisting of the delivery of shares of Telefónica, S.A. aimed at members of the Executives of Telefónica Group was launched denominated Performance Share Plan (PIP). Furthermore 2014 Ordinary General Shareholders’ Meeting approved a Global incentive Telefónica, S.A. shares purchase Plan for the Employees of the Telefónica Group.

To reduce the risk associated with variations in share price under these plans, Telefónica could acquire instruments that hedge the risk profile of some of these plans.

In addition, the Group may use part of the treasury shares of Telefónica, S.A. held at December 31, 2015 to cover shares deliverable under the PIP or the Global Employee Share Plan. The net asset value of the treasury shares could increase or decrease depending on variations in Telefónica, S.A.’s share price.

Liquidity risk

The Telefónica Group seeks to match the schedule for its debt maturity payments to its capacity to generate cash flows to meet these maturities, while allowing for some flexibility. In practice, this has been translated into two key principles:

1.	The Telefónica Group’s average maturity of net financial debt is intended to stay above 6 years, or be restored above that threshold in a reasonable period of time if it eventually falls below it. This principle is considered as a guideline when managing debt and access to credit markets, but not a rigid requirement. When calculating the average maturity for the net financial debt and part of the undrawn credit lines can be considered as offsetting the shorter debt maturities, and extension options on some financing facilities may be considered as exercised, for calculation purposes.

2.	The Telefónica Group must be able to pay all commitments over the next 12 months without accessing new borrowing or tapping the capital markets (although drawing upon firm credit lines arranged with banks), assuming budget projections are met.

At December 31, 2015, the average maturity of net financial debt (49,921 million euros) was 5.15 years.

At December 31, 2015, gross financial debt scheduled to mature in 2016 amounted to approximately 11,275 million euros (which includes the net position of derivative financial instruments and certain current payables). These maturities are lower than the amount of funds available, calculated as the sum of: a) cash and cash equivalents and current financial assets; b) annual

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cash generation projected for 2016, and c) undrawn credit facilities arranged with banks whose original maturity is over one year (an aggregate of more than 12,497 million euros at December 31, 2015), providing flexibility to the Telefónica Group with regard to accessing capital or credit markets in the next 12 months. For a further description of the Telefónica Group’s liquidity and capital resources in 2015, see Note 13.2 Financial Liabilities and Appendix V.

Country risk

The Telefónica Group managed or mitigated country risk by pursuing two lines of action (in addition to its normal business practices):

1.	Partly matching assets to liabilities (those not guaranteed by the parent company) in the Telefónica Group’s Latin American companies such that any potential asset impairment would be accompanied by a reduction in liabilities; and

2.	Repatriating funds generated in Latin America that are not required for the pursuit of new, profitable business development opportunities in the region.

Regarding the first point, at December 31, 2015, the Telefónica Group’s Latin American companies had net debt not guaranteed by the parent company of 4,646 million euros, which represents 9.3% of net debt. Nevertheless, in certain countries, such as Venezuela, there is a net cash balance (instead of a net liability balance).

Regarding the net repatriation of funds to Spain, 1,252 million euros from Latin America companies have been received in 2015, of which 846 million euros were from dividends and 406 million euros were for other items.

In this regard, it is worth noting that since February 2003, Venezuela has had an exchange control mechanism in place, managed by the Centro Nacional de Comercio Exterior (CENCOEX). The body has issued a number of regulations (“providencias”) governing the modalities of currency sales in Venezuela at official exchange rates. Foreign companies which are duly registered as foreign investors are entitled to request approval to acquire currencies at the official exchange rate by the CENCOEX, in line with regulation number 056, article 2, section c) “Remittance of profits, income, interest and dividends from international investment” Telefónica Venezolana, C.A. (formerly Telcel, C.A.), a Telefónica Group subsidiary in Venezuela, obtained the aforementioned requested approval on 295 million Venezuelan bolivars in 2006, 473 million Venezuelan bolivars in 2007 and 785 million Venezuelan Bolivars in 2008. At December 31, 2015, payment of two dividends agreed by the company in the amount of 5,882 million Venezuelan bolivars is pending approval by the CENCOEX.

Credit risk

The Telefónica Group trades in derivatives with creditworthy counterparties. Therefore, Telefónica, S.A. generally trades with credit entities whose “senior debt” ratings are of at least “A-” or in case of Spanish entities in line with the credit rating of Kingdom of Spain. In Spain, where most of the Group’s derivatives portfolio is held, there are netting agreements with financial institutions, with debtor or creditor positions offset in case of bankruptcy, limiting the risk to the net position. In addition, the CDS (Credit Default Swap) of all the counterparties with which Telefónica, S.A. operates is monitored at all times in order to assess the maximum allowable CDS for operating at any given time. Transactions are generally only carried out with counterparties whose CDS is below the threshold.

CVA or Credit Valuation Adjustment is the method used to measure credit risk for both counterparties and Telefónica in order to determine the fair value of the derivatives portfolio. This adjustment reflects the probability of default or the deterioration of the credit quality of both Telefónica and its counterparties. The simplified formula to calculate CVA is Expected Exposure times Probability of Default times Loss Given Default. In order to calculate these variables standard market practices are used.

For other subsidiaries, particularly those in Latin America, assuming a stable sovereign rating provides a ceiling which is below “A”, trades are with local financial entities whose rating by local standards is considered to be of high creditworthiness.

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Meanwhile, with credit risk arising from cash and cash equivalents, the Telefónica Group places its cash surpluses in high quality and highly liquid money-market assets. These placements are regulated by a general framework, revised annually. Counterparties are chosen according to criteria of liquidity, solvency and diversification based on the conditions of the market and countries where the Group operates. The general framework sets: the maximum amounts to be invested by counterparty based on its rating (long-term debt rating); and the instruments in which the surpluses may be invested (money-market instruments).

The Telefónica Group considers credit risk management as a key element to achieve its business and customer base growth targets in a manner that is both sustainable and consistent with Telefónica Corporate Risk Management Policy. This management approach relies on the active monitoring of the risk-reward balance in the commercial operations and the adequate separation between the risk ownership areas and risk management areas.

Debtors that could cause a material impact on the Group’s consolidated financial statements and increased risk profile products – due to customer targets, term, channels or other commercial characteristics – are subject to specific management practices in order to mitigate the exposure to credit risk.

Uniform policies, procedures, delegation of authority and management practices are established in all Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market. This commercial credit risk management model is embedded into the Group’s decision-making processes, especially from a day-to-day operating perspective, where the credit risk profile guides both the product and services available for the different customers and the collections strategy.

The Telefónica Group’s maximum exposure to credit risk is initially represented by the carrying amounts of the financial assets (Notes 11 and 13) and the guarantees given by the Telefónica Group.

Several Telefónica Group companies provide operating guarantees granted by external counterparties, which are offered during their normal commercial activity, in bids for licenses, permits and concessions, and spectrum acquisitions. At December 31, 2015, these guarantees amounted to approximately 3,979 million euros.

Capital management

Telefónica’s corporate finance department takes into consideration several factors for the evaluation of the Telefónica’s capital structure, with the aim of maintaining the solvency and creating value to the shareholders.

The corporate finance department estimates the cost of capital on a continuous basis through the monitoring of the financial markets and the application of standard industry approaches for calculating weighted average cost of capital, or WACC, so that it can be applied in the valuation of businesses in course and in the evaluation of investment projects. Telefónica also uses as reference a net financial debt ratio below 2.35x OIBDA in the medium term (excluding items of a non-recurring or exceptional nature), with the objective of protecting the credit rating over the medium term, and making this rating compatible with alternative uses of cash flow that could arise at any time.

These general principles are refined by other considerations and the application of specific variables, such as country risk in the broadest sense, or the volatility in cash flow generation that are considered, when evaluating the financial structure of the Telefónica Group and its different areas.

Derivatives policy

At December 31, 2015, the nominal value of outstanding derivatives with external counterparties amounted to 172,141 million equivalent, a 11% decrease from December 31, 2014 (193,152 million euros equivalent). This figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying liability. For example, a foreign currency loan can be hedged into floating rate, and then each interest rate period can be fixed using a fixed rate hedge, or FRA (forward rate agreement). Even using such techniques to reduce the position, it is still necessary to take extreme care in the use of derivatives to avoid potential problems arising through error or a failure to understand the real position and its associated risks. Key principles for managing derivatives are detailed in the following paragraphs.

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1) Derivatives based on a clearly identified hedged items.

Telefónica’s derivatives policy emphasizes the following points:

Acceptable underlyings include assets and liabilities, profits, revenues and cash flows in either a company’s functional currency or another currency. These flows can be contractual (debt and interest payments, settlement of foreign currency payables, etc.), reasonably certain or foreseeable (PP&E purchases, future debt issues, commercial paper programs, etc.). The acceptability of an underlying asset in the above cases does not depend on whether it complies with accounting rules requirements for hedge accounting, as is required in the case of certain intragroup transactions, for instance. Parent company investments in subsidiaries with functional currencies other than the euro also qualify as acceptable underlying assets.

Economic hedges, which are hedges with a designated hedged item and which in certain circumstances offset fluctuations in the underlying asset value, do not always meet the requirements and effectiveness tests laid down by accounting standards for treatment as hedges. The decision to maintain positions that cease to qualify as effective or fail to meet other requirements will depend on the marginal impact on the income statement and how far this might compromise the goal of a stable income statement. In any event, the variations are recognized in the income statement.

2) Matching of the hedged item to one side of the derivative.

This matching basically applies to foreign currency debt and derivatives hedging foreign currency payments by Telefónica Group subsidiaries. The aim is to eliminate the risk arising from changes in foreign currency interest rates. Nonetheless, even when the aim is to achieve perfect hedging for all cash flows, the lack of liquidity in certain markets, especially in Latin American currencies, has meant that historically there have been mismatches between the terms of the hedges and those of the debts they are meant to hedge. The Telefónica Group intends to reduce these mismatches, provided that doing so does not involve disproportionate costs. In this regard, if adjustment does prove too costly, the financial timing of the underlying asset in foreign currency will be modified in order to minimize interest rate risk in foreign currency.

In certain cases, the timing of the underlying as defined for derivative purposes may not be exactly the same as the timing of the contractual underlying.

3) Matching the company contracting the derivative and the company that owns the hedged item.

Generally, the aim is to ensure that the hedging derivative and the hedged asset or liability belong to the same company. Sometimes, however, the holding companies (Telefónica, S.A. and Telefónica Internacional, S.A.) have arranged hedges on behalf of a subsidiary that owns the underlying asset. The main reasons for separating the hedge and the underlying asset were possible differences in the legal validity of local and international hedges (as a result of unforeseen legal changes) and the different credit ratings of the counterparties (of the Telefónica Group companies as well as those of the banks).

4) Ability to measure the derivative’s fair value using the valuation systems available to the Telefónica Group.

The Telefónica Group uses a number of tools to measure and manage risks in derivatives and debt. The main ones are Kondor+, licensed by Reuters, which is widely used by financial institutions, and MBRM specialist financial calculator libraries.

5) Sale of options only when there is an underlying exposure.

Telefónica considers the sale of options when: i) there is an underlying exposure (on the consolidated statement of financial position or associated with a highly probable cash outflow) that would offset the potential loss for the year if the counterparty exercised the option, or ii) the option is part of a structure in which another derivative offsets any loss. The sale of options is also permitted in option structures where, at the moment they are taken out, the net premium is either positive or zero.

For instance, it would be possible to sell short-term options on interest rate swaps that entitle the counterparty to receive a certain fixed interest rate, below the level prevailing at the time the option was sold. This would

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mean that if rates fell and the counterparty exercised its option, the Group would swap part of its debt from floating rate to a lower fixed rate, having received a premium.

6) Hedge accounting.

The main risks that may qualify for hedge accounting are as follows:

•	Variations in market interest rates (either money-market rates, credit spreads or both) that affect the value of the underlying asset or the measurement of the cash flows.

•	Variations in exchange rates that change the value of the underlying asset in the company’s functional currency and affect the measurement of the cash flow in the functional currency.

•	Variations in the volatility of any financial variable, asset or liability that affect either the valuation or the measurement of cash flows on debt or investments with embedded options, whether or not these options are separable.

•	Variations in the valuation of any financial asset, particularly shares of companies included in the portfolio of “Available-for-sale financial assets”.

Regarding the underlying:

•	Hedges can cover all or part of the value of the underlying.

•	The risk to be hedged can be for the whole period of the transaction or for only part of the period.

•	The underlying may be a highly probable future transaction, or a contractual underlying (loan, foreign currency payment, investment, financial asset, etc.) or a combination of both that defines an underlying with a longer term.

This may on occasion mean that the hedging instruments have longer terms than the related contractual underlying. This happens when the Group enters into long-term swaps, caps or collars to protect ourselves against interest rate rises that may raise the financial expense of its promissory notes, commercial paper and some floating rate loans which mature earlier than their hedges. These floating rate financing programs are highly likely to be renewed and Telefónica commits to this by defining the underlying asset in a more general way as a floating rate financing program whose term coincides with the maturity of the hedge.

Hedges can be of three types:

•	Fair value hedges.

•	Cash flow hedges. Such hedges can be set at any value of the risk to be hedged (interest rates, exchange rates, etc.) or for a defined range (interest rates between 2% and 4%, above 4%, etc.). In this last case, the hedging instrument used is options and only the intrinsic value of the option is recognized as an effective hedge.

•	Hedges of net investment in consolidated foreign subsidiaries. Generally such hedges are arranged by the parent company and the other Telefónica holding companies. Wherever possible, these hedges are implemented through real debt in foreign currency. Often, however, this is not always possible as many Latin American currencies are non-convertible, making it impossible for non-resident companies to issue local currency debt. It may also be that the debt market in the currency concerned is too thin to accommodate the required hedge (for example, pounds sterling), or that an acquisition is made in cash with no need for market financing. In these circumstances derivatives, either forwards or cross-currency swaps are used to hedge the net investment.

Hedges can comprise a combination of different derivatives.

Management of accounting hedges is not static, and the hedging relationship may change before maturity. Hedging relationships may change to allow appropriate management that serves the Group’s stated principles of stabilizing cash flows, stabilizing net financial income/expense and protecting share capital. The

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designation of hedges may therefore be cancelled, before maturity, because of a change in the underlying, a change in perceived risk on the underlying or a change in market view. Derivatives included in these hedges may be reassigned to new hedges where they meet the effectiveness test and the new hedge is well documented. To gauge the efficiency of transactions defined as accounting hedges, the Group analyzes the extent to which the changes in the fair value or in the cash flows attributable to the hedged item would offset the changes in fair value or cash flows attributable to the hedged risk using a linear regression model both prospectively and retrospectively.

The main guiding principles for risk management are laid down by Telefónica’s Finance Department and implemented by company financial officers (who are responsible for balancing the interests of each company and those of the Telefónica Group). The Corporate Finance Department may allow exceptions to this policy where these can be justified, normally when the market is too thin for the volume of transactions required or on clearly limited and small risks. New companies joining the Telefónica Group as a result of mergers or acquisitions may also need time to adapt.

The breakdown of the financial results recognized in 2015, 2014 and 2013 is as follows:

Millions of euros	2015	2014 (*)	2013 (*)
Interest income	1,096	571	613
Dividends received	30	5	11
Other financial income	249	225	193

Subtotal	1,375	801	817

Changes in fair value of financial assets at fair value through profit or loss	(321)	1,004	(427)
Changes in fair value of financial liabilities at fair value through profit or loss	189	(1,059)	388
Transfer from equity to profit and loss from cash flow hedges	(207)	(163)	(121)
Transfer from equity to profit and loss from available-for-sale assets and others	539	—	(52)
Gain/(loss) on fair value hedges	62	865	(935)
(Loss)/gain on adjustment to items hedged by fair value hedges	24	(796)	961

Subtotal	286	(149)	(186)

Interest expenses	(3,140)	(2,540)	(2,884)
Ineffective portion of cash flow hedges	—	—	—
Accretion of provisions and other liabilities	(310)	(393)	(198)
Other financial expenses	(521)	(198)	(224)

Subtotal	(3,971)	(3,131)	(3,306)

Net finance costs excluding foreign exchange differences and hyperinflationary adjustments	(2,310)	(2,479)	(2,675)

(*)	Revised data (see Note 2).

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The breakdown of Telefónica’s derivatives at December 31, 2015, their fair value at year-end and the expected maturity schedule is as set forth in the table below:

2015

Millions of euros	Fair value (**)	Notional amount Maturities (*)
Derivatives		2016	2017	2018	Subsequent years	Total
Interest rate hedges	(744)	860	126	(349)	(2,336)	(1,699)
Cash flow hedges	343	(340)	460	333	2,769	3,222
Fair value hedges	(1,087)	1,200	(334)	(682)	(5,105)	(4,921)
Exchange rate hedges	(1,480)	(2,200)	891	1,170	2,936	2,797
Cash flow hedges	(1,449)	(3,058)	891	1,170	2,936	1,939
Fair value hedges	(31)	858				858
Interest and exchange rate hedges	(1,561)	462	330	362	6,072	7,226
Cash flow hedges	(1,316)	363	536	366	5,386	6,651
Fair value hedges	(245)	99	(206)	(4)	686	575
Net investment Hedges	(108)	(615)	(94)	(33)	(36)	(778)
Other Derivatives	(227)	(1,449)	(94)	(279)	(1,176)	(2,998)
Interest rate	(72)	(1,882)	(289)	(399)	(1,176)	(3,746)
Exchange rate	(434)	27	(108)	120		39
Others	279	406	303			709

(*)	For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**)	Positive amounts indicate payables.

The fair value of the Telefónica Group derivatives at December 31, 2015 amounted to a positive MTM (accounts receivable) of 4,120 million euros. A list of derivative products entered into at December 31, 2015 is provided in Appendix IV.

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The breakdown of Telefónica’s derivatives at December 31, 2014, their fair value at year-end and the expected maturity schedule are as set forth in the table below:

2014

Millions of euros	Fair value (**)	Notional amount Maturities (*)
Derivatives		2015	2016	2017	Subsequent years	Total
Interest rate hedges	(482)	(1,384)	1,877	292	(3,502)	(2,717)
Cash flow hedges	648	(1,050)	706	460	3,265	3,381
Fair value hedges	(1,130)	(334)	1,171	(168)	(6,767)	(6,098)
Exchange rate hedges	(966)	7,784	3,141	913	3,799	15,637
Cash flow hedges	(964)	7,992	3,141	913	3,799	15,845
Fair value hedges	(2)	(208)				(208)
Interest and exchange rate hedges	(890)	(538)	422	64	1,495	1,443
Cash flow hedges	(592)	(373)	465	167	2,675	2,934
Fair value hedges	(298)	(165)	(43)	(103)	(1,180)	(1,491)
Net investment Hedges	(121)	(1,436)	(750)	(60)		(2,246)
Other Derivatives	(221)	7,957	51	(1,183)	(1,437)	5,388
Interest rate	34	7,893	452	(325)	(1,557)	6,463
Exchange rate	(145)	91	(401)	(108)	120	(298)
Others	(110)	(27)		(750)		(777)

(*)	For interest rate hedges, the positive amount is in terms of fixed “payment.” For foreign currency hedges, a positive amount means payment in functional vs. foreign currency.
(**)	Positive amounts indicate payables.

The fair value of the Telefónica Group derivatives at December 31, 2014 amounted to a positive MTM (accounts receivable) of 2,680 million euros.

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Note 17. Income tax matters

Pursuant to a Ministerial Order dated December 27, 1989, Telefónica, S.A. files consolidated tax returns in Spain for certain Group companies. The consolidated tax group comprised 52 and 49 companies in 2015 and 2014, respectively.

This tax consolidation regime applies indefinitely providing the companies continue to meet the requirements set down in prevailing legislation, and that application of the regime is not expressly waived.

Group companies resident in Spain that are not part of this consolidation regime and non-resident companies file individual or aggregated tax returns under the tax law applicable in each country.

Deferred taxes movement

The movements in deferred taxes in the Telefónica Group in 2015 and 2014 are as follows:

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2014	6,867	2,566
Additions	5,649	313
Disposals	(2,576)	(229)
Transfers	199	(346)
Translation differences and hyperinflation adjustments	(280)	(56)
Company movements and others	601	65
Balance at December 31, 2015	10,460	2,313

Millions of euros	Deferred tax assets	Deferred tax liabilities
Balance at December 31, 2013	6,376	3,063
Additions	1,763	408
Disposals	(1,152)	(1,009)
Transfers	(132)	58
Translation differences and hyperinflation adjustments	3	22
Company movements and others	9	24
Balance at December 31, 2014	6,867	2,566

Movements in 2015

Additions of deferred tax assets include, among others, capitalization of tax credits according to the evolution of litigation and Tax inspections opened to the Tax Group in Spain as detailed below. The capitalized amount totaled 1,157 million euros, corresponding to the recognition of all the tax loss carryforwards generated within the tax group in Spain that were unused at beginning of 2015, and the tax credit for the negative taxable base resulting from the calculation of the 2015 Income tax provision, amounting to 644 million euros.

The Group recognized a deferred tax asset amounting to 1,789 million euros resulting from the estimated difference in Telefónica, S.A. between the tax value and the agreed value in the sale of Telefónica’s operations in the United Kingdom, which are expected to materialize in a foreseeable future when the sale is executed. This impact in the consolidated income statement has been recorded in the caption “Profit after tax from discontinued operations” (see Note 23).

As a result of the provision recognized for the Telefónica Spain Individual Suspension Plan (see Note 15) a temporary difference arises amounting to 724 million euros.

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Telefónica, S.A. approved a donation to the Telefónica Foundation amounting to 325 million euros (see Note 18), which generated a deferred tax asset of 130 million euros.

Colombia Telecomunicaciones has recorded additions of deferred tax assets in the amount of 172 million euros, resulting mainly from the finance lease agreement with PARAPAT, and the doubtful debts portfolio.

The additions of deferred tax assets include tax credits recognized in the amount of 109 million euros by the German company Group 3G UMTS Holding GmbH. Furthermore, this Company applied tax loss carryforwards in 2015 amounting to 96 million euros.

Following the internal restructuring of Telefónica Germany GmbH & Co. OHG, this company has recognized deferred tax assets from temporary differences in the amount of 349 million euros, and has de-recognized tax credits for loss carryforwards in the amount of 421 million euros.

Based on Spanish tax group companies’ business plans, besides the best available estimation of taxable income, within an appropriate term to the market situation where the companies operate, the Group has written down 526 million euros of deductions, and alternatively has registered tax credits derived from the above mentioned tax credits for loss carryforwards.

Disposals of deferred tax assets include the effect of the demerger of Telco, which has made possible the tax deduction of the impairment caused by the difference between the acquisition value and the market value of the stake of Telefónica on the demerger date, in the amount of 744 million euros.

The disposals of deferred tax assets also include the impact of the Group’s labor force reduction plans, amounting to 198 million euros.

“Company movements” relates to the entry into the scope of consolidation of DTS and GVT (see Note 5).

Colombia Telecomunicaciones has recorded additions in deferred tax liabilities in the amount of 95 million euros, resulting from temporary differences mainly related to derivative financial instruments.

“Transfers” of deferred tax liabilities include 247 million euros corresponding to the companies of Telefónica United Kingdom classified as held for sale (see Note 23).

The movements relating deferred tax recognized directly in equity amounted to 36 million euros of additions and 123 million euros of disposals.

Movements in 2014

“Additions” of deferred tax assets in 2014 includes the impact of the Law 12,973/14, resulting from the conversion of Interim Measure 627/13, published in Brazil on May 13, 2014. As a result of the entry into force of this new law, the tax effects were revisited for certain assets arising from the business combination of Telesp and Vivo Participaçoes and, therefore, the Telefónica Group revised the deferred tax assets associated with such assets. The impact on “Corporate income tax” in the consolidated income statement for 2014 was a reduction in the expense of 394 million euros.

The tax effect of the 70% limitation on assets depreciation in Spain amounted to 118 million euros in 2014.

The impact of the adjustment of the value of the investment of Telefónica, S.A. in Telco, S.p.A. was 108 million euros, and the impact of the application of the SICAD II as reference rate to translate the Venezuelan bolivar was 189 million euros, which is not tax deductible in 2014.

Additionally, Colombia Telecom, which generated in 2014 taxable profit, recognized tax credits for loss carryforwards and temporary differences, chiefly from the finance lease agreement with PARAPAT (see Note 22) in the amount of 1,032 million Colombian pesos (roughly 390 million euros, of which 126 million euros correspond to tax credits for loss carryforwards and 264 million euros correspond to temporary differences).

In 2014 the recognition of tax credits for tax losses carryforwards from prior years amounted to 255 million euros, which includes 126 million euros recognized in Colombia Telecom commented before.

“Disposals” of deferred tax assets include the impact of the Group’s labor force reduction plans, amounting to 207 million euros in 2014.

Spanish Law 27/2014 of 27 November on Corporate Income Tax stipulated a reduction of the tax rate applicable until financial year ending in 2014 (30%). It was set at 28% for financial year ending in 2015, and

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at 25% for financial year ending in 2016 and following years. In addition, although a limit was established to offset tax loss carryforwards at 60% for 2016 and at 70% for 2017 and subsequent years, the time limit to offset them, which was 18 years, was removed. In 2014 the Group recorded disposals in deferred tax assets amounting to 307 million euros, and disposals in deferred tax liabilities amounting to 226 million euros, in relation with the aforementioned reduction of the tax rate in Spain.

The movements in deferred tax assets, recognized directly in equity in 2014 amounted to 95 million euros of “additions” and 26 million euros of “disposals”. The movements in deferred tax liabilities, recognized directly in equity in 2014 amounted to 32 million euros of “additions” and 73 million euros of “disposals”.

Expected realization of deferred tax assets and liabilities

In the majority of cases, realization of the Group’s deferred tax assets and liabilities depends on the future activities carried out by the different companies, on tax regulations in the different countries in which these companies operate, and on the strategic decisions affecting the companies. Under the assumptions made, the estimated realization of deferred tax assets and liabilities recognized in the consolidated statement of financial position at December 31, 2015 is as follows:

12/31/2015	Total	Less than 1 year	More than 1 year
Deferred tax assets	10,460	3,487	6,973
Deferred tax liabilities	2,313	169	2,144

Deferred tax assets

Deferred tax assets in the accompanying consolidated statements of financial position include the tax loss carryforwards, unused tax credits recognized and deductible temporary differences recognized at the end of the reporting period.

Millions of euros	12/31/2015	12/31/2014
Tax credits for loss carryforwards	3,149	2,295
Unused tax deductions	938	246
Deferred tax assets for temporary differences	6,373	4,326

Total deferred tax assets	10,460	6,867

Tax credits for loss carryforwards

The movements in Tax credits for loss carryforwards in the Telefónica Group in 2015 are as follows:

Tax credits for loss carryforwards	12/31/2014	Additions	Reversals	Inclusion of companies	Translation differences and other	12/31/2015
Spain	1,168	1,801	(1)	439	(887)	2,520
Germany	821	109	(517)	—	—	413
Hispanoamérica	280	23	(82)	—	(29)	192
Other companies	26	—	—	—	(2)	24

Total tax credits for loss carryforwards	2,295	1,933	(600)	439	(918)	3,149

The Spanish tax group had unused tax loss carryforwards at December 31, 2015 amounting to 8,943 million euros:

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2015/12/31	Total	Less than 1 year	More than 1 year
Tax Group tax credits for loss carryforwards	8,306	—	8,306
Prior to Tax Group tax credits for loss carryforwards	637	—	637

As a result of the settlement performed due to the inspection in Spain of the Corporate Income Tax for the years 2008-2011, the original settlement was modified, leading to the application of 907 million euros of credits for additional tax loss carryforwards, instead of 1,063 million euros of deductions, which may now once again be carried forward by the tax group. This movement was recorded in transfers in the table above.

Total tax credits for loss carryforwards in Spain in the statement of financial position at December 31, 2015 amount to 2,520 million euros, which include 439 million euros of DTS (company not included in the tax group in 2015). This addition was included under “Inclusion of companies” in the table above. Total unrecognized tax credits of Spanish companies amount to 408 million euros. These tax credits do not expire.

The Group companies in Germany have recognized 413 million euros of unrecognized tax credits for loss carryforwards. Total unrecognized tax credits for loss carryforwards of these companies amount to 6,414 million euros. These tax credits do not expire.

Recognized tax credits in the consolidated statement of financial arising from the Latin American subsidiaries at December 31, 2015 amounted to 192 million euros. Total unrecognized tax credits for tax loss carryforwards in Latin America amount to 424 million euros.

Deductions

The Group has recognized 938 million euros of unused tax deductions in the consolidated statement of financial position at December 31, 2015, generated primarily from export activity, double taxation and donations to non-profit organizations of the tax group in Spain. Total unrecognized tax credits for deductions amounted to 690 million euros.

In 2015 and 2014, tax credits from deductions were recognized, mainly for R&D in Spain, in the amount of 65 and 64 million euros, respectively.

Temporary differences

The sources of deferred tax assets and liabilities from temporary differences recognized at December 31, 2015 and 2014 are as follows:

Millions of euros	12/31/2015	12/31/2014
Goodwill and intangible assets	910	792
Property, plant and equipment	1,121	793
Personnel commitments	1,490	969
Provisions	1,335	1,381
Investments in subsidiaries, associates and other shareholdings	1,952	867
Inventories and receivables	376	436
Other	1,187	1,746

Total deferred tax assets for temporary differences	8,371	6,984

Deferred tax assets and liabilities offset	(1,998)	(2,658)

Total deferred tax assets for temporary differences registered in the statement of financial position	6,373	4,326

Millions of euros	12/31/2015	12/31/2014
Goodwill and intangible assets	1,258	1,550
Property, plant and equipment	1,127	1,395
Personnel commitments	27	25
Provisions	31	28

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Investments in subsidiaries, associates and other shareholdings	1,430	1,366
Inventories and receivables	101	89
Other	337	771

Total deferred tax liabilities for temporary differences	4,311	5,224

Deferred tax assets and liabilities offset	(1,998)	(2,658)

Total deferred tax liabilities for temporary differences registered in the statement of financial position	2,313	2,566

Deferred tax assets and liabilities are offset if a legally enforceable right exists to set off current tax assets against current tax liabilities and the deferred taxes relate to the same taxable entity and the same taxation authority.

The heading “Other” includes, among others, the difference between the accounting and tax values created by the value of financial derivatives at year end (see Note 16).

Tax payables and receivables

Current tax payables and receivables at December 31, 2015 and 2014 are as follows:

Millions of euros	Balance at 12/31/2015	Balance at 12/31/2014
Taxes payable
Tax withholdings	134	126
Indirect taxes	659	1,012
Social security	160	168
Current income taxes payable	350	335
Other	466	385

Total	1,769	2,026

Millions of euros	Balance at 12/31/2015	Balance at 12/31/2014
Tax receivables
Indirect tax	592	595
Current income taxes receivable	516	953
Other	233	201

Total	1,341	1,749

Reconciliation of book profit before taxes to taxable income

The reconciliation between book profit before tax and the income tax expense from continuing operations for 2015, 2014 and 2013 is as follows:

Millions of euros	2015	2014 (*)	2013 (*)
Accounting profit before tax	311	3,073	5,728
Tax expense at prevailing statutory rate	88	920	1,810
Permanent differences	142	321	(133)
Changes in deferred tax charge due to changes in tax rates	2	89	11
Capitalization of tax deduction and tax relief	453	(74)	(146)
Use/ Capitalization of loss carryforwards	(1,200)	(255)	(547)
Increase / (Decrease) in tax expense arising from temporary differences	72	(792)	95
Other	456	51	111

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2015 Consolidated Financial Statements

Income tax expense	13	260	1,201
Breakdown of current/deferred tax expense
Current tax expense	1,584	1,353	2,076
Deferred tax benefit	(1,571)	(1,093)	(875)

Total income tax expense	13	260	1,201

(*)	Revised data (see Note 2)

“Other” in 2015 includes the impacts of the inspections in the tax group in Spain and the provision recognized in Telefónica del Perú, further discussed in this Note.

Tax inspections and tax-related lawsuits

Inspections in the tax group in Spain

With regard to the tax inspection for the years 2001 to 2004, the Supreme Court issued a ruling in 2015, accepting the tax losses incurred by the Group in relation to the transfer of certain interests in TeleSudeste, Telefónica Móviles México and Lycos as tax deductible, rejecting the other contentions, and therefore the contingencies related to this process disappeared. This has resulted in recognition of a tax expense of 49 million euros in the 2015 consolidated income statement. However, this did not require payment of any tax because the Company applied unused tax loss carryforwards to offset the effect of these adjustments, at the corresponding tax rate for each period.

Telefónica, S.A.    94

2015 Consolidated Financial Statements

In 2012, tax inspections for all taxes for the years 2005 to 2007 were completed, with the Company signing off a corporate income tax assessment of 135 million euros, which was paid in 2012, whilst disputing other adjustments with which it disagreed. Although the settlement agreement for the disputed tax assessment did not give rise to any tax payment, since the adjustments proposed were offset by unused tax loss carryforwards, the Company filed an appeal with the Central Economic-Administrative Court against these adjustments in May 2015, regarding the tax treatment of the “juros sobre el capital propio” (interest on own capital) as dividends.

In July 2015 tax inspections for all taxes for the years 2008 to 2011 were completed, with the Company signing off certain corporate income tax assessments and disputing others. This resulted in an expense amounting to 206 million euros. However, this did not require any tax payment, as the adjustments arising from the inspection were offset by unused tax loss carryforwards, at the corresponding tax rate for each period.

Although the settlement agreement for the disputed tax assessment did not give rise to any tax payment, in July 2015 the Company filed an appeal with the Central Economic-Administrative Court against the adjustments it disputes, regarding the tax treatment of the “juros sobre el capital propio” (interest on own capital) as dividends, and the criteria to use tax loss carryforwards in the years subject to settlement.

At 2015 year end, it is not expected that there is any need to recognize additional liabilities for the outcome of this litigation.

Telefónica Brazil

The Telefónica Group is involved in a range of tax litigation in Brazil over direct and indirect taxes (including those relating to GVT). This includes a number of appeals relating to ICMS tax (a tax similar to VAT, levied on telecommunications services). There is a dispute with the Brazilian tax authorities over which services should be subject to settlement of this tax. In 2015 the tax authorities embarked upon a new round of inspections in this regard.

To date the most significant issues have focused on the requirement to collect ICMS on penalties charged to customers for non-compliance, Internet advertising services, and complementary or additional services to the basic telecommunications services such as value-added services and modem rental.

All related procedures are being contested in all instances (administrative and court proceedings). The aggregate amount of these assessments, updated to take into account interest, fines and other items, is approximately 11,900 million Brazilian reais (approximately 2,750 million euros). No provisions have been set aside for these matters, as the risk of them giving rise to liabilities is not probable. Telefónica Brazil has obtained independent expert reports supporting its position, i.e. that the aforesaid services are not subject to ICMS.

Telefónica del Perú

With regard to tax matters in Peru, litigation continues over corporate income tax for 2000 and 2001, payments on account in respect of the year 2000, recoverable balances for 1998 and 1999, and the interest and penalties that should apply to these.

In August 2015, the court of second instance handed down a ruling partially upholding the position of Telefónica del Perú, ruling in its favor on three of the five objections filed by the tax authorities and appealed against to the courts, relating, inter alia, to corporate income tax for 2000-2001 (among others). This dispute accounts for more than 75% of the total amount under litigation, with the objections relating to insolvency provisions, interest on borrowing and leases of space for public telephones. Both the tax authorities and the company have filed appeals against the decision in higher courts.

At the time of authorization for issue of these consolidated financial statements, the settlements carried out by SUNAT for 2000 and 2001 are in the final instance of the legal process (under review by the Supreme Court).

In general, the discussions over this litigation are taking place before the courts (not only through the current contentious-administrative appeals but also through constitutional protection suits, which are being heard in all instances in both cases). In connection with these proceedings in Peru, the Group and its legal advisors consider that the Group’s position is based on robust legal arguments.

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2015 Consolidated Financial Statements

In parallel to the aforementioned court proceedings, the tax authorities proceeded to collect corporate income tax due for the years 2000-2001 and payments on account of corporate income tax in respect of the year 2000. There were successive reductions to the sums claimed in the two cases following appeals filed by Telefónica del Perú against the settlements and due to the precautionary measures imposed. The company paid out 286 million Peruvian soles (approximately, 80 million euros) in 2012 and 2013 pending the final rulings.

In the context of these execution processes, in June 2015 the tax authorities issued Compliance Resolutions demanding payment of 1,521 million Peruvian soles (approximately 431 million euros). An appeal has been filed against this with the Tax Court, and the adoption of precautionary suspension measures duly requested from the legal authorities (as a definitive court ruling on these cases is currently pending).

Given the sentences and rulings handed down in June and August 2015, the Group decided to recognize a provision in the accompanying consolidated financial statements of 431 million euros (see Note 15).

Tax deductibility of financial goodwill (Article 12.5)

Spain added a new Article 12.5 to its Corporate Income Tax Law, which came into force on January 1, 2002. The article regulated the deductibility of tax amortization of financial goodwill arising from the acquisition of non-Spanish companies, which could be amortized over 20 years at 5% per annum. Following the entry into force of the Laws 9/2011 of August 19, 2011 and 16/2013 of October 29, 2013, the amount of goodwill amortization deductible for tax purposes under article 12.5 for the years 2011 to 2015 was reduced from 5% to 1%. The effect is temporary because the 4% not amortized during 5 years (20% in total) will be recovered extending the deduction period from the initial 20 years to 25 years.

The Telefónica Group, under this regulation, has been amortizing for tax purposes the financial goodwill from its investments, both direct and indirect, in O2, BellSouth and Coltel (prior to December 21, 2007) and Vivo (acquired in 2010). The positive accumulated effect in the corresponding settlements of Corporate Income Tax from 2004 to the closing of December 31, 2015, was 899 million euros.

Worthy of note is the fact that in relation to this tax incentive, the European Commission has in recent years commenced three proceedings against the Spanish State as it deems that this tax benefit could constitute State Aid. Although the Commission itself acknowledged the validity of its first two decisions for those investors that invested in European companies (for operations carried out before December 21, 2007 in the first decision, and before May 21, 2011 for investments in other countries in the second decision) in the third case (concluded October 15, 2014), it calls into question the applicability of the principle of legitimate expectations in the application of the incentive for indirect acquisitions, whatever the date of acquisition may have been.

However, at the issuance date of these consolidated financial statements the three decisions are pending of final ruling: the first two have been annulled by two Judgments of the Court of First Instance of the European Union and they have been appealed by the Commission, and the third is pending a judgment at first instance. Furthermore, there are doubts in the Spanish courts regarding the classification of the incentive as a deduction and its maintenance in the case of subsequent transfer (see Note 23). The Telefónica Group has decided to set up a provision for the amount of the goodwill amortized for tax purposes corresponding to the purchase of companies of the O2 Group subject to a transfer agreement and to continue provisioning, as to date, that relating to Vivo, for a total of 377 and 75 million euros, respectively (see Note 15). The amount relating to the companies of the O2 Group was recognized under “Profit after tax from discontinued operations” (see Note 23).

Years open for inspection

The years open for review by the tax inspection authorities for the main applicable taxes vary from one consolidated company to another, based on each country’s tax legislation, taking into account their respective statute-of-limitations periods. In Spain, following the tax audit completed in 2015, the taxes from 2012 onwards are open to inspection with respect to the main companies of the Spanish tax group.

In the other countries in which the Telefónica Group has a significant presence, the years open for inspection by the relevant authorities are generally as follows:

•	The last twelve years in Germany.

•	The last eight years in United Kingdom.

•	The last seven years in Argentina.

•	The last five years in Brazil, Mexico, Uruguay, Colombia and the Netherlands.

•	The last four years in Venezuela, Peru, Guatemala, Nicaragua and Costa Rica.

•	The last three years in Chile, Ecuador, El Salvador, the United States and Panama.

The tax inspection of the open years is not expected to give rise to additional material liabilities for the Group.

Telefónica, S.A.    96

2015 Consolidated Financial Statements

Note 18. Revenue and expenses

Revenues

The breakdown of “Revenues” is as follows:

Millions of euros	2015	2014 (*)	2013 (*)
Rendering of services	43,471	40,208	46,711
Net sales	3,748	3,250	3,836

Total	47,219	43,458	50,547

(*)	Revised data (see Note 2).

Other income

The breakdown of “Other income” is as follows:

Millions of euros	2015	2014 (*)	2013 (*)
Own work capitalized	784	651	681
Gain on disposal of companies	15	5	63
Gain on disposal of other assets	298	308	247
Government grants	33	36	42
Other operating income	711	521	458

Total	1,841	1,521	1,491

(*)	Revised data (see Note 2).

“Gain on disposal of other assets” includes gains from the sale of telephone towers of 65 million euros, 198 million euros and 113 million euros in 2015, 2014 and 2013, respectively. In 2015 it is also included the result of a spectrum swap with AT&T carried out by Telefónica Móviles México, amounting to 79 million euros.

“Other operating income” includes the registered result from the difference between the preliminary purchase price of E-Plus estimated at the end of the valuation period and the final price agreed with KPN, which amounts to 104 million euros (see Note 5). In 2015 it is also included an income resulting from the expiration of an account payable in Telefónica Brazil, amounting to 98 million euros.

Other expenses

The breakdown of “Other expenses” is as follows:

Millions of euros	2015	2014 (*)	2013 (*)
Leases	1,004	828	884
Advertising	1,166	1,051	1,116
Other external services	10,307	8,819	9,593
Taxes other than income tax	1,207	1,075	1,335
Change in trade provisions	738	638	651
Losses on disposal of fixed assets and changes in provisions for fixed assets	54	48	277
Other operating expenses	460	368	288

Total	14,936	12,827	14,144

(*)	Revised data (see Note 2).

“Other external services” in 2015 includes a 325 million euros expense in relation with the Telefónica, S.A.’s irrevocable commitment to pay a 325 million euros donation to Fundación Telefónica to provide this entity

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2015 Consolidated Financial Statements

with the financing required to implement the social programs and activities it currently performs or could initiate in the short and mid term to fulfill its purpose as a foundation.

In 2013, “Losses on disposal of fixed assets and changes in provisions for fixed assets” mainly includes the value adjustment on assets allocated to Telefónica Czech Republic amounting to 176 million euros (see Note 2).

Estimated payment schedule

The estimated payment schedule in millions of euros for the next few years on operating leases and purchase and other contractual commitments (non-cancellable without penalty cost) are as follows:

12/31/2015	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Telefónica Brazil	3,663	457	867	707	1,632
Telefónica Germany	2,495	513	672	493	817
Telefónica Hispanoamérica	2,304	399	664	503	738
Telefónica Spain	1,017	177	254	229	357
Others	152	24	40	29	59
Operating lease obligations	9,631	1,570	2,497	1,961	3,603
Purchase and other contractual obligations	7,393	3,872	1,943	382	1,196

At December 31, 2015, the present value of future payments for Telefónica Group operating leases was 6,853 million euros (1,758 million euros in Telefónica Brazil, 2,316 million euros in Telefónica Germany, 1,701 million euros in Telefónica Hispanoamérica, 947 million euros in Telefónica Spain and 131 million euros in other companies classified as “Others” on the table above).

The main variation with respect to the estimated payment schedule at December 31, 2014 is due to the exclusion of Telefónica United Kingdom after its classification as a disposal group held for sale (see Note 2), as well as the inclusion of DTS and GVT (see Note 5).

The main finance lease transactions are described in Note 22.

Headcount

The table below presents the breakdown of the Telefónica Group’s average number of employees by segment (see Note 4) in 2015, 2014 and 2013, together with total headcount at December 31 each year, excluding the employees in United Kingdom related to discontinued operations.

	2015		2014		2013
	Average	Year-end	Average	Year-end	Average	Year-end
Telefónica Spain	31,354	32,171	29,840	30,020	30,551	29,764
Telefónica Germany	9,941	8,557	6,596	10,848	5,655	5,572
Telefónica Brazil	28,488	33,847	18,337	18,419	18,930	18,388
Telefónica Hispanoamérica	38,232	37,951	38,098	38,104	38,733	38,638
Other companies	17,877	17,364	20,050	18,673	26,415	26,723

Total	125,892	129,890	112,921	116,064	120,284	119,085

The average number of employees in 2015, 2014 and 2013 related to the operations of Telefónica in the United Kingdom recorded as discontinued operations (see Note 23), amounts to 7,677, 7,576 and 9,609 employees, respectively. Additionally, the average number of employees in 2015 includes 16,556 employees incorporated in the consolidation scope due to the acquisition of E-Plus, GVT and DTS (see Notes 5).

The Group consolidates E-Plus from October 1, 2014 (see Note 5). The number of employees of the E-Plus Group at that date was 5,033.

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2015 Consolidated Financial Statements

Employees corresponding to the business in Telefónica Ireland and Telefónica Czech Republic are included in the average headcount until the date they were removed from the consolidation scope (see Note 2). The average number of employees in 2014 and 2013 corresponding to these companies was 753 and 6,820.

Of the final headcount at December 31, 2015, approximately 37.7% are women (37.6% at December 31, 2014).

Telefónica de España, Telefónica Móviles España and Telefónica Soluciones have signed the 1st Collective Agreement of Related Companies (CEV), wholly backed by the largest labor unions. Said agreement considers, among other elements, measures for individual suspension of the employment relationship in the period 2016 and 2017. The current value of the payment flows of this Plan is 2,896 million euros before taxes, reflected in “Personnel expenses” of the accompanying consolidated income statement for 2015 (see Note 15).

Depreciation and amortization

The breakdown of “Depreciation and amortization” on the consolidated income statement is as follows:

Millions of euros	2015	2014 (*)	2013 (*)
Depreciation of property, plant and equipment	5,334	4,679	5,524
Amortization of intangible assets	3,183	2,752	3,092

Total	8,517	7,431	8,616

(*)	Revised data (see Note 2).

Earnings per share

Basic earnings per share amounts are calculated by dividing (a) the profit for the year attributable to equity holders of the parent, adjusted for the net coupon corresponding to the undated deeply subordinated securities and for the interest cost accrued in the period in relation to the debt component of the mandatorily convertible notes of the parent company issued in 2015 (see note 12) by (b) the weighted average number of ordinary shares outstanding during the year plus the weighted average number of ordinary shares that would be issued upon the conversion of the said mandatorily convertible notes from the date of their issuance.

Diluted earnings per share amounts are calculated by dividing the net profit for the year attributable to ordinary equity holders of the parent, adjusted as described above, by the weighted average number of ordinary shares adjusted as described in the preceding paragraph, plus the weighted average number of ordinary shares that would be issued on the conversion of all the dilutive potential ordinary shares into ordinary shares.

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2015 Consolidated Financial Statements

Both basic and diluted earnings per share attributable to equity holders of the parent are calculated based on the following data:

Millions of euros	2015	2014	2013
Profit attributable to ordinary equity holders of the parent from continuing operations	163	2,562	4,151
Adjustment for the net coupon corresponding to undated deeply subordinated securities	(250)	(187)	(27)
Adjustment for the financial expense of the debt component of the mandatorily convertible notes	2	—	—

Total profit attributable to ordinary equity holders of the parent for basic and diluted earnings per share from continuing operations	(85)	2,375	4,124

Profit attributable to ordinary equity holders of the parent from discontinued operations	2,582	439	442
Total profit attributable to ordinary equity holders of the parent for basic and diluted earnings per share from discontinued operations	2,582	439	442

Total profit attributable to ordinary equity holders of the parent for basic and diluted earnings per share	2,497	2,814	4,566

Thousands Number of shares	2015	2014 (*)	2013 (*)
Weighted average number of ordinary shares (excluding treasury shares) for basic earnings per share	4,789,362	4,680,802	4,736,401
Adjustment for mandatorily convertible notes	139,116	33,572	—
Adjusted number of shares for basic earnings per share	4,928,478	4,714,374	4,736,401
Telefónica, S.A. share option plans	5,093	11,407	4,816
Weighted average number of ordinary shares outstanding for diluted earnings per share	4,933,571	4,725,781	4,741,217

(*)	Revised data due to the scrip dividend.

For the purposes of calculating the earnings per share ratios (basic and diluted), the weighted average number of shares outstanding is retrospectively adjusted for transactions that have changed the number of shares outstanding without a corresponding change in equity, as if such transactions had occurred at the beginning of the earliest period presented. For instance, the bonus share issues carried out to meet the scrip dividends paid in 2015 and 2014 have been taken into account (see Note 12).

Basic and diluted earnings per share attributable to equity holders of the parent are as follows:

Figures in euros	2015	2014 (*)	2013 (*)
Basic and diluted earnings per share from continuing operations	(0.02)	0.50	0.87
Basic and diluted earnings per share from discontinued operations	0.52	0.09	0.09

Total basic and diluted earnings per share	0.51	0.60	0.96

(*)	Revised data due to the scrip dividend.

Telefónica, S.A.    100

2015 Consolidated Financial Statements

Note 19. Share-based payment plans

The main share-based payment plans in place in the 2013-2015 period are as follows:

a) Long-term incentive plan based on Telefónica, S.A. shares: “Performance and Investment Plan 2011-2016”

At the General Shareholders’ Meeting held on May 18, 2011, a long-term share-based incentive plan called “Performance and Investment Plan” was approved for Telefónica Group directors and executive officers.

Under this plan, a certain number of shares of Telefónica, S.A. are delivered to plan participants selected by the Company who decide to participate on compliance with stated requirements and conditions.

The plan lasts five years and is divided into three independent phases.

The first phase expired on June 30, 2014. The maximum number of shares assigned to this phase of the plan was 5,545,628 shares assigned on July 1, 2011, with a fair value of 8.28 euros per share. Delivery of shares was not required at the end of the phase according to the general conditions of the plan; therefore, managers did not receive any shares.

The second phase expired on June 30, 2015. The maximum number of shares assigned to this phase of the plan was 7,347,282, assigned on July 1, 2012, with a fair value of 5.87 euros per share. At the end date of this phase, it was determined that 77% of “Total Shareholder Return” (TSR) had been achieved, under the terms and conditions of the plan. Therefore, the eligible Telefónica Group executives received a total of 2,724,699 shares (corresponding to a total of 3,691,582 gross shares, of which 966,883 shares were withheld at the option of the employee prior to distribution).

Regarding the second and third allocations of shares under this plan, the maximum number of shares assigned (including the amount of co-investment) and the number of shares outstanding at December 31, 2015 is as follows:

Phase / assignment date	No. of shares assigned	Outstanding shares at 12/31/15	Unit fair value	End date
3rd phase July 1, 2013	7,020,473	5,641,623	6.40	June 30, 2016

b) Long-term incentive plan based on Telefónica, S.A. shares: “Performance and Investment Plan 2014-2019”

The Telefónica, S.A. General Shareholders’ Meeting on May 30, 2014 approved a new instalment of the long-term share-based incentive “Performance and Investment Plan” for certain senior executives and members of the Group’s management team, operational on completion of the first “Performance and Investment Plan”.

Like its predecessor, the term of the new plan is a total of five years divided into three phases.

The initial and the second share allocations took place on October 1, 2014, and on October 1, 2015, respectively, and the third allocation is scheduled for October 1, 2016.

The maximum number of shares allocated under the Plan (including the amount of co-investment) and the number of shares outstanding at December 31, 2015 are set out below:

Phase / assignment date	No. of shares assigned	Outstanding shares at 12/31/15	Unit fair value	End date
1st phase / October 1, 2014	6,927,953	6,316,281	6.82	September 30, 2017
2nd phase / October 1, 2015	6,775,445	6,771,146	6.46	September 30, 2018

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2015 Consolidated Financial Statements

c) Telefónica, S.A. global share plan: “Global Employee Share Plan II” (2012-2014) and “Global Employee Share Plan III” (2015-2017)

The Telefónica, S.A. Ordinary General Shareholders’ Meeting on May 18, 2011 approved a voluntary plan for incentivized purchases of Telefónica, S.A. shares for all employees of the Telefónica Group worldwide, with certain exceptions. Under this plan, participants who met certain requirements were offered the possibility of buying shares in Telefónica, S.A., which undertook to deliver them a certain number of free shares.

The plan’s share holding period came to an end in December 2014. More than 21,000 employees on the scheme were rewarded with a total of 1,778,099 shares from Telefónica, valued at approximately 20 million euros at the time they were delivered with effect in equity.

Likewise, the Telefónica, S.A. Ordinary General Shareholders’ Meeting on May 30, 2014 approved a new voluntary plan for incentivized purchases of shares for the employees of the Group Under this Plan, employees were offered the option to acquire Telefónica, S.A. shares during a twelve month period (the acquisition period), with the company undertaking to deliver a certain number of free shares to participants, subject to certain requirements. Each employee was limited to buying a maximum of 1,800 euros in Telefónica, S.A. shares, subject to a minimum of 300 euros. If the employee remains part of the Telefónica Group and holds on to the shares for one year following the acquisition period (the shareholding period), they will be entitled to receive one free share for each share they acquire and retain throughout the shareholding period.

The acquisition period commenced in July 2015. As of December 31, 2015, 32,414 employees had registered for the plan. The plan will be settled through the delivery of shares to employees.

d) Long-term incentive plan based on Telefónica, S.A. shares: “Talent for the Future Share Plan” (TFSP)

At the General Shareholders’ Meeting held on May 30, 2014, a long-term share-based incentive plan called “Talent for the Future Share Plan” was approved for certain Telefónica Group employees.

Under this Plan, a certain number of shares of Telefónica, S.A. will be delivered to participants selected by the Company who have opted to take part in the scheme and meet the requirements and conditions stipulated to this end. The plan has been implemented for employees with persistently outstanding performance, high potential and key skills who are expected to take leading roles in the future, by granting a stake in the share capital of the Company

The term of the plan is five years and it is divided into three phases.

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2015 Consolidated Financial Statements

The maximum number of shares assigned and the number of shares outstanding at December 31, 2015 is as follows:

	No. of shares assigned	No. of shares assigned at 12/31/15	Unit fair value	End date
1st phase October 1, 2014	556,795	556,795	6.82	September 30, 2017
2nd phase October 1, 2015	618,000	618,000	6.46	September 30, 2018

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2015 Consolidated Financial Statements

Note 20. Cash flow analysis

Net cash flow provided by operating activities

In 2015, the Telefónica Group obtained operating cash flow (operating revenue less payments to suppliers for expenses and employee benefits expenses) totaling 14,905 million euros, 2.9% higher than the 14,490 million euros generated in 2014.

Net cash flow provided by operating activities amounted to 13,615 million euros in 2015, increasing by 11.7% from 12,193 million euros in 2014. This amount decrease by 15.0% compare to 14,344 million euros in 2013.

The main items included in the net flow from continuing operations are the following:

•	Cash received from customers increased by 8.2% from 53,315 million euros in 2014 to 57,705 million euros. This increase is mainly due to the working capital management measures taken, through the factoring of collections and the monetization of revenues financed, the incorporation of GVT and DTS in the consolidation perimeter, the higher contribution of E-Plus in 2015 and the positive evolution of revenues in Telefónica Hispanoamérica.

•	Cash payments to suppliers and employees in 2015 amounted to 42,800 million euros, up 10.2% from 2014 (38,825 million euros). As set out in Note 13 and the following section on cash flows on investing activities, active management of current liabilities through agreements to extend payment terms with suppliers (or factoring companies when payments are discounted) has enabled the Group to counteract the effect of the higher payments resulting from the changes to the consolidation scope mentioned in the preceding paragraph and increased commercial activity in Latin America.

Cash payments to employees, including social security and payments related to cancellation of commitments in 2015 amounted to 6,403 million euros increasing by 18.4% from 2014 (5,407 million euros) due to higher costs associated with the change in average headcount after the incorporation of the new companies in the consolidation perimeter.

•	Cash flows arising from payments of interest and other finance costs and from dividends stood at 2,410 million euros in 2015, down 3.8% from 2014 (2,505 million euros) even though the Telefónica Group’s average debt was increased in by 6.5% in 2015. Telefónica Spain’s contribution to the reduction of payments of 4.2% was mainly due to the lower interest rate of the euro and the reduction of the debt in euros at a fix rate. The net financial payments represent the 4.8% of the net average debt in the year.

•	Tax payments amount to 664 million euros in 2015, 40% lower than those made in 2014 (1,106 million euros), mainly due to lower payments in advance in Spain during 2015, and a higher tax refund both in Germany and Spain.

Net cash flow provided by operating activities from discontinued operations (related to Telefónica’s operations in the United Kingdom subject to the sale agreement (see Note23)) amounted to 1,784 million euros in 2015, up 35.8% from 2014 (1,314 million euros ), mainly due to the higher sale of receivables in 2015.

The main items included in the net flow from operations are the following in 2014:

•	Cash received from customers decreased by 12.6% to 53,315 million euros (from 61,008 million euros in 2013). Driven by the revenues evolution in Brazil and Spain, mainly due to the ARPU decrease and lower accesses, partially offset by the increase in the sale of handsets. Active management of collection assets and monetization of revenues on financed sales also helped maintain the levels observed during the previous period. The departure of Telefónica Czech Republic from the scope of consolidation, partially offset by the arrival of E-Plus, contributed to the year-on-year reduction in cash collections.

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2015 Consolidated Financial Statements

•	Cash payments to suppliers and employees in 2014 amounted to 38,825 million euros, decreasing by 11.6% from the 43,923 million euros recorded in 2013. Due to fewer payments in Spain and Brazil and the changes in the consolidation perimeter explained above.

Cash payments to employees in 2014, including social security and payments related to cancellation of commitments (5,407 million euros) decreased by 9.3% from 2013 (5,966 million euros) due to the lower costs associated with the change in average headcount.

•	Cash flows arising from payments of interest and other finance costs and from dividends stood at 2,505 million euros in 2014, up 3.7% from 2013 (2,415 million euros) even though the Telefónica Group’s average debt was reduced in 2014. The increase in interest payments was offset by non-recurring impacts such as payment of interest in 2014 on a zero-coupon 15-year bond, the cash receipt of the interest on settlement of tax inspections in 2013, and differences in the debt payment schedule for the 2014 financial year with respect to 2013.

•	Tax payments amounted to 1,106 million euros in 2014, 37.3% lower than those made in 2013 (1,763 million euros), mainly due to the impact of adopting the new exchange rate in Venezuela, the decrease of the operating results and changes in the consolidation perimeter.

Net cash flow used in investing activities

Net cash flow used in investing activities increased by 29.6% in 2015 to 12,917 million euros from 9,968 million euros in 2014, mainly due to the increase in the proceeds on disposal of companies, net of cash and cash equivalents, and the increase in the amount of payments on investments in property, plan and equipment and intangible assets.

•	Payments on investments in property, plant and equipment and intangible assets totaled 9,401 million euros in 2015, 13.2% higher than 2014 (8,305 million euros), mainly due to higher payments in T. Germany, partially offset by the decrease of payments in T.Brasil, due to less investments and the impact of exchange rate. Spectrum license payments totaled 1,307 million euros in 2015, mainly in Germany, Spain, Argentina and Ecuador.

•	Proceeds on disposals of property, plant and equipment and intangible assets amounted to 254 million euros in 2015, a decrease of 18.1% mainly due to a reduction in the disposal of non-strategic assets (99 million euros, compared to 180 million euros in 2014).

•	During the year, proceeds on disposals of companies, net of cash and cash equivalents, amounted to 373 million euros, mainly due to the differ proceeds coming from the sale of Telefónica Czech Republic and the sale of Yourphone GmbH, amounting 313 and 57 million euros, respectively.

•	During 2015, the payment on investments in companies, net of cash and cash equivalents acquired amounted 3,178 million euros, mainly due to the acquisition of GVT, amounting to 2,450 million euros (see Note 5) and the acquisition of a 56% stake in Distribuidora de Televisión Digital, S.A., amounting to 697 million euros (see Note 9).

•	During 2015, proceeds on financial investments not included under cash equivalents, amounted to 1,064 million euros, mainly due to the sale of part of our stake in Telecom Italia, S.p.A, amounting to 1,025 million euros.

•	Payments on financial investments not included under cash equivalents totaled 286 million euros for 2015, mainly reflected legal deposits, options on equity instruments and the payment to the other shareholder of Telco, S.p.A. as consequence of the demerger, amounting to 60 million euros.

•	In 2015, net cash flows in respect of cash surpluses not included under cash equivalents amounted to 584 million euros (net payment), compare to net proceeds of 221 million euros in 2014, mainly due to cash surpluses in Telefónica, S.A.

Net cash flow used in investing activities from discontinued operations amounts to 1,166 million euros in 2015, up 30.7% from 2014 (892 million euros).

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Net cash flow used in investing activities increased by 0.7% in 2014 to 9,968 million euros from 9,900 million euros in 2013, mainly due to the increase in the proceeds on disposal of companies, net of cash and cash equivalents, and the increase in the amount of payments made on financial investments not included under cash equivalents.

•	Payments on investments in property, plant and equipment and intangible assets totaled 8,305 million euros in 2014, 1.3% higher than 2013 (8,200 million euros). Spectrum license payments totaled 927 million euros in 2014, mainly in Brazil, Argentina, Colombia and Panama (829 million euros in 2013).

•	Proceeds on disposals of property, plant and equipment and intangible assets amounted to 310 million euros in 2014, a decrease of 6% mainly due to a reduction in the disposal of non-strategic assets (180 million euros in 2014, compared to 205 million euros in 2013).

•	During the year, proceeds on disposals of companies, net of cash and cash equivalents, amounted to 3,614 million euros, being the most important divestments the sale of Telefónica Czech Republic, the sale of Telefónica Ireland and the sale of 2.5% of China Unicom (Hong Kong) Limited, which entailed a net collection of 2,163, 754 and 687 million euros, respectively (see Note 2 and 9).

•	During 2014, the payment on investments in companies, net of cash and cash equivalents acquired amounted to 5,014 million euros, mainly due to the acquisition of E-Plus (see Note 5) and the acquisition of a 22% stake in Distribuidora de Televisión Digital, S.A. (see Note 9).

•	During 2014, proceeds on financial investments not included under cash equivalents, amounted to 266 million euros, mainly due to the sale of Telecom Italia’s bond for a nominal amount of 103 million euros, plus interest.

•	Payments on financial investments not included under cash equivalents totaled 198 million euros for 2014, mainly reflected legal deposits, financial investments by Telefónica insurance companies and options on equity instruments.

•	In 2014, net cash flows in respect of cash surpluses not included under cash equivalents amounted to 220 million euros, up 541 million euros from 2013, mainly due to the exchange rate effect in Venezuela.

Net cash flow used in investing activities from discontinued operations amounted to 892 million euros in 2014, decreasing 31.2% to 2013 (1,296 million euros) primarily due to spectrum license payments totaled 669 million euros in 2013.

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Net cash flow used in financing activities

In 2015, net cash flow used in financing activities has been negative of 3,612 million euros in comparation with a negative amount 4,041 million euros in 2014, primarily due to the increase of proceeds on loans, borrowings and promissory notes.

•	Dividends payments amounted to 2,775 million euros in 2015 (2,328 million euros in 2014) are related mainly to the dividends paid by Telefónica, S.A. as well as payments to non-controlling interests of Telefônica Brasil, S.A. (239 million euros) and Telefonica Deutchland Holding, A.G. (267 million euros).

•	Proceeds from share capital increase amounted to 4,255 million euros in 2015, mainly due to the share capital of Telefónica, S.A. increase by 3,048 million euros, less the related commissions and the share capital of Telefônica Brasil, S.A. corresponding to non-controlling interests amounting to 1,258 million euros. In 2014, the proceeds amounting 814 million euros related to the share capital increase by the non-controlling interests in Telefónica Deutschland.

•	Payments/proceeds of treasury shares and other operations with shareholder, representing a net payment of 1,772 million euros in 2015 (1,241 million euros in 2014), related mainly to the transactions with Telefónica, S.A. treasury shares.

•	The proceeds on operations with other equity holders amount to 83 million euros in 2015, and include the amount related to the issuance of undated deeply subordinated securities of Colombia Telecomunicaciones, S.A. ESP amounting to 419 million equivalent euros. It also includes the payment of the coupon related to the issuances of undated deeply subordinated securities issued in 2013 and 2014 amounting to 310 million euros and the first payment of the coupon related to the undated deeply subordinated securities issued in 2015 amounting 26 million euros.

•	In 2015, proceeds from new issues on bonds totaled 1,602 million euros, 64% lower than the 2014 proceeds (4,453 million euros), mainly issued under the London Stock Exchange’s EMTN program (1,467 million euros) of Telefónica Emisiones, S.A.U. The cancellation of debentures and bonds amounted to 3,805 million euros, down 25.6% from 2014 and related to the maturity of bonds.

•	In 2015 proceeds on loans, borrowings and promissory notes amounted to 8,770 million euros mainly related to borrowings proceeds of 2,060 million euros of the syndicated loan of 2,500 million euros dated on February 2015 and the borrowings proceeds of 1,890 million euros of the sindicated loan of 3,000 million euros dated on February 2014 by Telefónica, S.A. (see Appendix V). Additionally, it includes an issuance of debt instruments in the local market (schuldscheindarlehen and namensschuldverschreibung) by Telefónica Germany GmbH&Co OHG for an aggregate amount of 300 million euros.

•	In 2015 repayment of loans, borrowings and promissory notes amounted to 9,844 million euros (8,604 million euros in 2014) mainly related to prepayments and the maturity of loans, being the most significant ones the repayment made by Telefónica, S.A., amounting to 1,560 million euros of the syndicated loan of 2,500 million euros dated on February 2015 and 1,190 million euros of the sindicated loan of 3,000 million euros dated on February 2014 (see Appendix V) and also the repayment made by Telefónica Europe, B.V. in relation with structured financing and by Telefónica Brazil, mainly related to the loans paid by GVT amounting approximately 1,766 million euros.

•	Financed operating payments and investments in property, plant and equipment and intangible assets payments amounted to 126 million includes payments made in 2015 relating to financial investments and balances with suppliers with which payment terms have been extended, as set out in the section on operating cash flows.

In 2014, net cash used in financing activities had been negative of 4,041 million euros in comparation with a negative amount 2,704 million euros in 2013, primarily due to the increase of repayments of loans, borrowings and promissory notes, as a consequence of prepayments.

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•	Dividends payments amounting to 2,328 million euros related mainly to the dividends paid by Telefónica, S.A. as well as payments to non-controlling interests of Telefônica Brasil, S.A. (187 million euros) and Telefonica Deutchland Holding, A.G. (122 million euros).

•	Proceeds from share capital increase amounted to 814 million euros in 2014, due the share capital increase by the non-controlling interests in Telefónica Deutschland. In 2013, the proceeds amounting to 377 million euros relate to the sale of 40% of the assets in Guatemala, Nicaragua, El Salvador and Panama.

•	Payments/proceeds of treasury shares and other operations with shareholder, representing a net payment of 1,241 million euros (312 million euros in 2013), related mainly to the transactions with Telefónica, S.A. treasury shares.

•	The proceeds on operations with other equity holders amounted to 3,713 million euros in 2014, and include the amount related to the issuances of undated deeply subordinated securities of 1,000, 750 and 850 million euros and the issuance of notes mandatorily convertible into shares of Telefónica, S.A. amounting to 1,285 million euros (see Note 12). It also includes the payment of the coupon related to the two issuances of undated deeply subordinated securities issued in 2013 amounting to 172 million euros.

•	In 2014, proceeds from new issues on bonds totaled 4,453 million euros, 21% lower than the 2013 proceeds (5,634 million euros), mainly issued under the London Stock Exchange’s EMTN program (equivalent to 2,550 million euros) of Telefónica Emisiones, S.A.U. and under the SHELF program (500 million dollars, equivalent to 368 million euros). Additionally, it included the issue mandatorily convertible into Telecom Italia, S.p.A. shares amounting to 750 million euros, and the bond issue by Telefónica Deutschland Holding, A.G. amounting to 500 million euros. The cancellation of debentures and bonds amounted to 5,116 million euros, in line with 2014 and related to the maturity of bonds.

•	In 2014 proceeds on loans, borrowings and promissory notes amounted to 4,290 million euros mainly related to borrowings proceeds of 2,000 million euros in Telefónica, S.A.

•	In 2014, repayment of loans, borrowings and promissory notes amounted to 8,604 million euros (6,232 million euros in 2013) mainly related to prepayments of loans and the maturity of 2,000 million euros of Tranche A2, 1,672 million euros of Tranche A3 and 923 million euros of Tranche D2 of the syndicated loan of Telefónica, S.A. and 801 million euros of Tranche D1 of the syndicated loan of Telefónica Europe, B.V.

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Note 21. Other information

a) Litigation and arbitration

Telefónica and its group companies are party to several legal proceedings which are currently in progress in the courts of law and the arbitration bodies of the various countries in which we are present.

Based on the advice of our legal counsel it is reasonable to assume that these legal proceedings will not materially affect the financial condition or solvency of the Telefónica Group.

The contingencies arising from the litigation and commitments described below were evaluated (see Note 3.m) when the consolidated financial statements for the year ended December 31, 2015 were prepared. The provisions recorded in respect of the commitments taken as a whole are not material.

The following unresolved legal proceedings or those underway in 2015 are highlighted (see Note 17 for details of tax-related cases):

Cancellation of the UMTS license granted to Quam GMBH in Germany

In December 2004, the German Telecommunications Market Regulator revoked the UMTS license granted in 2000 to Quam GmbH (Quam), in which Telefónica has a stake. After obtaining a suspension of the revocation order, on January 16, 2006, Quam filed a suit against the order with the German courts. This claim sought two objectives: 1) to overturn the revocation order issued by the German Telecommunications Market Regulator, and 2) if this failed, to be reimbursed for the total or partial payment of the original amount paid for the license, 8,400 million euros.

This legal process ended on June 25, 2015, when the German Federal Constitutional Court dismissed the appeal lodged by Quam against the decision to reverse the UMTS license issued by the regulatory authority and endorsed by the courts in their different instances.

This judgment is not subject to appeal.

Appeal against the decision by Agencia Nacional de Telecomunicações (ANATEL) regarding the inclusion of interconnection and network usage revenues in the Fundo de Universalização de Serviços de Telecomunicações

Vivo Group operators (currently Telefônica de Brasil), together with other cellular operators, appealed ANATEL’s decision of December 16, 2005, to include interconnection and network usage revenues and expenses in the calculation of the amounts payable into the Fund for Universal Access to Telecommunications Services (FUST) – a fund which pays for the obligations to provide Universal Service -with retroactive application from 2000. On March 13, 2006, the Brasilia Regional Federal Court granted a precautionary measure which stopped the application of ANATEL’s decision. On March 6, 2007, a ruling in favor of the wireless operators was issued, stating that it was not appropriate to include the revenues received by transfer from other operators in the taxable income for the FUST’s calculation and rejecting the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this decision with Brasilia Regional Federal Court no. 1. This appeal is pending resolution.

At the same time, Telefônica Brasil and Telefónica Empresas, S.A., together with other wireline operators through ABRAFIX (Associação Brasileira de Concessionárias de Serviço Telefonico Fixo Comutado) appealed ANATEL’s decision of December 16, 2005, also obtaining the precautionary measures requested. On June 21, 2007, Federal Regional Court no. 1 ruled that it was not appropriate to include the interconnection and network usage revenues and expense in the FUST’s taxable income and rejected the retroactive application of ANATEL’s decision. ANATEL filed an appeal to overturn this ruling on April 29, 2008, before Brasilia Federal Regional Court no. 1.

No further action has been taken since then. The amount of the claim is quantified at 1% of the interconnection revenues.

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Public civil procedure by the São Paulo government against Telefônica Brasil for alleged reiterated malfunctioning in services provided

This proceeding was filed by the Public Ministry of the State of São Paulo for alleged reiterated malfunctioning in the services provided by Telefônica Brasil, seeking compensation for damages to the customers affected. A general claim was filed by the Public Ministry of the State of São Paulo, for 1 billion Brazilian reais (approximately 225 million euros), calculated on the company’s revenue base over the last five years.

In April 2010, a ruling against the Telefónica Group was issued in first instance. The full impact of this proceeding will not be known until there is a final ruling, and the total amount of persons affected by and party to the proceeding is known. At that moment, the amount of the indemnity will be established, ranging between 1 billion and 60 million reais (approximately, between 255 and 13 million euros), depending on the number of parties. On May 5, 2010, Telefônica Brasil filed an appeal before the São Paulo Court of Justice, suspending the effect of the ruling.

On April 13, 2015, the appeal was judged in favor of Telefónica, by unanimous vote, reversing the earlier decision in first instance.

The Public Prosecutor filed an extraordinary petition for review at the High Court of Brasilia. This Court must take a decision on the admissibility of the appeal once it has assessed the allegations made by Telefónica.

Appeal against the Decision of the European Commission dated January 23, 2013 to sanction Telefónica for the infringement of Article 101 of the Treaty on the functioning of the European Union

On January 19, 2011, the EC initiated formal proceedings to investigate whether Telefónica, S.A. (Telefónica) and Portugal Telecom SGPS, S.A. (Portugal Telecom) had infringed on European Union anti-trust laws with respect to a clause contained in the sale and purchase agreement of Portugal Telecom’s ownership interest in Brasilcel, N.V., a joint venture in which both were venturers and owner of Brazilian company Vivo.

On January 23, 2013, the EC passed a ruling on the formal proceedings. The ruling imposed a fine on Telefónica of 67 million euros, as the EC ruled that Telefónica and Portugal Telecom committed an infraction as stipulated in Article 101 of the Treaty on the Functioning of the European Union for having entered into the agreement set forth in Clause Nine of the sale and purchase agreement of Portugal Telecom’s ownership interest of Brasilcel, N.V.

On April 9, 2013, Telefónica filed an appeal for annulment of this ruling with the European Union General Court. On August 6, 2013, the European Union General Court notified Telefónica of the response issued by the European Commission, in which the EC reaffirmed the main arguments of its ruling and, specially, that Clause Nine is a competition restriction. On September 30, 2013, Telefónica filed its reply. On December 18, 2013, the European Commission filed its appeal.

A hearing was held on May 19, 2015, at the European Union General Court and is pending resolution by the Court.

Judicial appeals against the decisions by the Conselho Administrativo de Defesa Econômica (CADE) of Brazil regarding the acquisition by Telefónica, S.A. of stakes in Portugal Telecom, SPGS S.A. and Telco, S.p.A.

On December 4, 2013, the Brazilian Antitrust Regulator, CADE announced the two following decisions:

1.	To approve, with the restrictions described further below, the acquisition by Telefónica of the entire participation held by Portugal Telecom and PT Móveis-Serviços de Telecomunicações, SGPS, S.A. (the PT Companies) in Brasilcel, N.V., which controlled the Brazilian mobile company, Vivo Participações, S.A. (Vivo).

Such transaction had already been approved by ANATEL (Agencia Nacional de Telecomunicaciones de Brasil) and the closing (which did not require CADE’s prior approval at the time), occurred immediately after ANATEL’s approval was granted on September 27, 2010.

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This decision was granted by CADE subject to the following conditions:

(a) the entry of a new shareholder in Vivo, sharing the control of Vivo with Telefónica in conditions identical to those that were applicable to the PT Companies when they had a participation in Brasilcel N.V., or

(b) that Telefónica ceases to have any direct or indirect financial interest in TIM Participações S.A.

Due to the fulfilment of the conditions set forth in the authorizations granted by ANATEL (on December 22, 2014 and March 12, 2015) and CADE (on March 25, 2015) for the acquisition by Telefônica Brasil S.A of Global Village Telecom S.A and his holding company GVT Participaçoes S.A (collectively GVT), and for the demerger of Telco, the previously mentioned decision of CADE on December 4, 2013 was overridden due to Telefónica’s divestment of its total shareholding in Telecom Italia.

In this regard, as described on Notes 9 and 13, respectively, Telefónica delivered 1,110 million ordinary shares of Telecom Italia, S.p.A. (representing 8.2% of its ordinary shares) to Vivendi, S.A., obtaining from Vivendi, S.A. a 4.5% of the total share capital of Telefônica Brasil S.A. and to the sale, by means of an agreement with a financing institution, of 872 million ordinary shares of Telecom Italia S.p.A., representing 6.5% of the ordinary shares of this company, for an amount of approximately 1,025 million euros.

Likewise, Telefónica arranged several hedging instruments which will allow Telefónica to repurchase the shares of Telecom Italia, S.p.A. that are necessary to meet its exchange obligations under the mandatory exchangeable bonds for shares of Telecom Italia, S.p.A., issued by Telefónica in July 2014.

Thus, Telefónica has completed the divestment process of its entire stake in Telecom Italia, S.p.A., in accordance with the regulatory and competition commitments assumed.

2.	To impose a fine on Telefónica of 15 million Brazilian reais, for having allegedly breached the spirit and the purpose of the agreement signed between Telefónica and CADE (as a condition to the approval of Telefónica’s original acquisition of an interest in Telecom Italia in 2007), due to the subscription of and payment for non-voting shares of Telco, S.p.A. in the capital increase carried out in accordance with the agreement dated September 24, 2013. This Decision also requires Telefónica to divest such non-voting shares of Telco, S.p.A. As indicated above, the divestment by Telefónica of its entire stock participation in Telco, S.p.A. and, consequently, in Telecom Italia, S.p.A. has already been completed.

On July 9, 2014, Telefónica filed a judicial appeal against the abovementioned decision, in connection with the fine imposed.

Other contingencies

Telefónica is currently conducting an internal investigation regarding possible violations of applicable anti-corruption laws. Telefónica has been in contact with governmental authorities about this matter and intends to cooperate with those authorities as the investigation continues. It is not possible at this time to predict the scope or duration of this matter or its likely outcome.

b) Commitments

Atento

As a result of the sale agreement of Atento by Telefónica, announced on October 12, 2012 and ratified on December 12, 2012, both companies have signed a Master Service Agreement which regulates Atento’s relationship with the Telefónica Group as a service provider for a period of nine years.

By virtue of this Agreement, Atento become Telefónica’s preferred Contact Centre and Customer Relationship Management (CRM) service provider, stipulating annual commitments in terms of turnover which updates in line with inflation and deflation that vary from country to country, pursuant to the volume of services Atento has been providing to the entire Group.

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In the case of an eventual failure to meet the annual turnover commitments that could result in a compensation, which would be calculated based on the difference between the actual amount of turnover and the predetermined commitment, applying a percentage based on the Contract Centre’s business margin to the final calculation.

Lastly, the Master Agreement sets forth a reciprocal arrangement, whereby Atento assumes similar commitments to subscribe its telecommunications services to Telefónica.

Telefónica Internacional, S.A.U. as strategic partner of Colombia Telecomunicaciones, S.A. ESP

Pursuant to amendment nº 1 of the Framework Investment Agreement executed on March 30, 2012, after the closing of the merger between Colombia Telecomunicaciones, S.A. ESP and Telefónica Móviles Colombia, S.A., the Colombian Government may, at any time, offer to Telefónica all or part of the shares it holds in the company, the latter being obliged to acquire them, (directly or via one of its subsidiaries) provided that any of the following circumstances becomes applicable: (i) Colombia Telecomunicaciones, S.A. ESP fails to meet its payment obligations under the terms of the ”Contrato de Explotación”, of two accumulated bi-monthly installments of the consideration fees; (ii) the increase in EBITDA is less than 5.75% in the measurement periods, and provided that during the twelve (12) months following the ordinary shareholders’ meetings during which the measurement was made, at least one of the following occurs: 1) Colombia Telecomunicaciones S.A. ESP makes capital investments (CAPEX) exceeding 12.5% of its revenues for services; 2) Colombia Telecomunicaciones S.A. ESP has paid a brand fee or any other type of payment to the Strategic Partner for the use of its brands; or 3) orders and/or pays dividends with the favorable vote of the Strategic Partner.

From January 1, 2013, the Colombian Government can require Telefónica to vote in favor of the register of the shares of Colombia Telecomunicaciones, S.A. ESP in the National Securities and Issuer’s Registry and in the Colombia Stock Exchange.

In addition, if Telefónica decides to dispose or transfer of all or part of its shareholding in Colombia Telecomunicaciones, S.A. ESP to third parties, Telefónica commits that(i) the acquirer or transferee will be obliged to adhere to the Framework Investment Agreement; and (ii) that the acquirer or transferee will be obliged to present an offer to purchase all of the shares in Colombia Telecomunicaciones, S.A. ESP held by the Colombian Government (that amounts to 32.5% of the share capital) at the same price and under the same terms and conditions negotiated with Telefónica, through the legally-established procedure for disposal of shares held by public entities.

Agreement for the divestment of Telefónica’s operations in the UK (O2 UK)

On March 24, 2015, Telefónica signed an agreement with Hutchison for the acquisition by the latter of Telefónica’s operations in the UK (O2 UK) for a price (firm value) of 10,250 million pounds sterling in cash (approximately 14,000 million euros at the exchange rate as of the date of the agreement), composed of (i) an initial amount of 9,250 million pounds sterling (approximately 12,640 million euros as of the date of the agreement) which would be paid at closing and (ii) an additional deferred payment of 1,000 million pounds sterling (approximately 1,360 million euros as of the date of the agreement) to be paid once the cumulative cash flow of the combined company in the United Kingdom has reached an agreed threshold. According to the sale agreement, the price will be adjusted by the debt, the working capital and other defined circumstances that may ultimately arise upon closing of the O2 UK divestiture.

Completion of the transaction is subject to, among other conditions, the approval of the European Commission and the obtainment of waivers to some contractual provisions affected by the sale, including those related to network alliances, as well as change of control provisions under certain contractual arrangements with third parties. As of the date of the issuance of these Financial Consolidated Statements, such conditions have not been met. The European Commission authorization process is ongoing.

These conditions must be satisfied by no later than June 30, 2016 however, this date may be extended until September 30, 2016 in specified circumstances.

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Communications Investment Platform

On May 8, 2015, Telefónica Open Future, S.L.U. (TOF) signed a Limited Partnership Agreement (and related agreements) with Coral Group, L.L.C. (and affiliates thereof) pursuant thereto, TOF has committed to undertake investments up to 200 million U.S. dollar over a 7 year period (expandable up to two additional years) in technology companies that fall within the strategic priorities jointly agreed with Telefónica.

Agreement for the sale of the shares of Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C.

On December 31, 2015, a shares purchase agreement was concluded between, on one hand, Telefónica, S.A., Telefónica Servicios Globales, S.L.U. and Telefónica Gestión de Servicios Compartidos Perú, S.A.C. (as sellers), and, on the other hand, IBM Global Services España, S.A., IBM del Perú, S.A.C., IBM Canada Limited and IBM Americas Holding, LLC (as purchasers) for the sale of the companies Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and Tgestiona Servicios Contables y Capital Humano, S.A.C., for a total price of approximately 22 million euros. This shares purchase agreement is expected to be ratified by the parties at the closing of the transaction on March 1, 2016.

Following the aforementioned shares purchase agreement and in connection with the latter transaction, also, on December 31, 2015, Telefónica subscribed a master services agreement with IBM for the outsourcing of economic-financial and HR activities and functions to be provided to the Telefónica Group during a period of ten years, for a total amount of approximately 450 million euros. Most of the Telefónica Group’s subsidiary companies will adhere to that master services agreement.

c) Environmental matters

Telefónica has an Environmental Policy which is applicable to all of its companies, which sets out the road map for the company to advance towards a green economy, reducing the environmental impact of its facilities at the same time as developing the potential for digital services to reduce the environmental footprint of other sectors.

Currently over half of the companies in the Group have Environmental Management Systems (EMS) in accordance with Regulation ISO 14001, certified by an external body, which contribute to the proper management of the environmental aspects of the company and to extending a culture of environmental responsibility across the whole supply chain.

Telefónica’s environmental risks and climate change are controlled and managed under the company’s global risk model. The environmental aspects of the telecommunications operations are mainly focused on the risk of high geographical dispersion and energy consumption, which is controlled by means of environmental management based on uniform processes and a global energy efficiency programme.

Telefónica has a global environmental team made up of experts in environmental management.

d) Auditors’ fees

The expenses accrued in respect of the fees for services rendered to the various member firms of the EY international organization, of which Ernst & Young, S.L. (the auditors of the Telefónica Group) forms part, amounted to 20.94 million euros and 21.30 million euros in 2015 and 2014, respectively.

The detail of these amounts is as follows:

Millions of euros	2015	2014
Audit services (1)	20.38	20.02
Audit-related services (2)	0.56	1.28

Total	20.94	21.30

(1)	Audit services: services included under this heading are mainly the audit of the annual and reviews of interim financial statements,

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work to comply with the requirements of the Sarbanes-Oxley Act (Section 404) and the review of the 20-F report to be filed with the US Securities and Exchange Commission (SEC).
(2)	Audit-related services: This heading mainly includes services related to the review of the information required by regulatory authorities, agreed financial reporting procedures not requested by legal or regulatory bodies and the review of corporate responsibility reports.

EY has not rendered tax services or any other service other than those mentioned above to Telefónica Group companies.

The expenses accrued in respect of the fees for services rendered to other auditors in 2015 and 2014 amounted to 52.97 million euros and 47.07 million euros, respectively, as follows:

Millions of euros	2015	2014
Audit services	1.07	1.17
Audit-related services	2.09	1.18
Tax services	9.31	7.29
All other services (consulting, advisory, etc.)	40.50	37.43

Total	52.97	47.07

e) Trade and other guarantees

The Company is required to issue trade guarantees and deposits for concession and spectrum tender bids (see Note 16) and in the ordinary course of its business. No significant additional liabilities in the accompanying consolidated financial statements are expected to arise from guarantees and deposits issued.

f) Directors’ and Senior Executives’ compensation and other benefits

Board of Directors’ and Senior Executives’ compensation

The compensation of Telefónica members of the Board of Directors is governed by Article 35 of the Bylaws, which states that the compensation amount that the Company may pay to all of its as members of the Board of Directors and the performance of supervision and collective decision-making duties, shall be fixed by the shareholders at the General Shareholders’ Meeting. The Board of Directors shall determine the exact amount to be paid within such limit and the distribution among the Directors, by reason of any executive or advisory duties that they perform for the Company, other than the supervision and collective decision-making duties inherent in their capacity as Directors, membership to any committee within the Board, and any other objective circumstances that must be taken into consideration. Furthermore, the Directors shall receive an amount as remuneration for executive functions given or delegated by the Board. This compensation must be in line with Director`s compensation policy approved by the General Shareholders’ Meeting.

Accordingly, General Shareholders Meeting, held on April 11, 2003, set the maximum gross annual amount to be paid to the Board of Directors at 6 million euros, including a fixed payment and attendance fees of the Board of Director’s Advisory or Control Committees. Total compensation paid to Telefónica’s Directors for discharging their duties in 2015 amounted to 3,701,602 euros in fixed compensation and attendance fees.

The compensation of Telefónica, S.A. Directors in their capacity as members of the Board of Directors, the Executive Commission and/or the Advisory and Control Committees consists of a fixed amount payable monthly, and fees for attending the meetings of the Board’s Advisory or Control Committees. Executive Directors other than the Chairman do not receive any amounts for their directorships, but only the corresponding amounts for discharging their executive duties as stipulated in their respective contracts.

The table below presents the fixed amounts established in 2015 for membership to Telefónica’s Board of Directors, Executive Commission and Advisory or Control Committees and the attendance fees of the Advisory or Control Committees:

Compensation of members of the Board of Directors and Board Committees

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Amounts in euros
Position	Board of Directors	Executive Committee	Advisory or Control Committees (*)
Chairman	240,000	80,000	22,400
Vice Chairman	200,000	80,000	—
Executive	—	—	—
Proprietary	120,000	80,000	11,200
Independent	120,000	80,000	11,200
Other external	120,000	80,000	11,200

(*)	In addition, the amounts paid for attendance to each of the Advisory or Control Committee’s meetings is 1,000 euros.

Individual breakdown

Appendix II provides a detail by individual, by compensation item, of the compensation and benefits paid by Telefónica, S.A. and other companies of the Telefónica Group to members of the Company’s Board of Directors and Senior Executives in 2015.

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Note 22. Finance leases

The main finance leases at the Telefónica Group are as follows:

a) Finance lease agreement at Colombia Telecomunicaciones, S.A. ESP

The Group, through its subsidiary Colombia Telecomunicaciones, S.A., ESP, has a finance lease agreement with Patrimonio Autónomo Receptor de Activos de la Empresa Nacional de Telecomunicaciones (PARAPAT), the consortium which owns the telecommunications assets and manages the pension funds for the entities which were predecessors to Colombia Telecomunicaciones, S.A. ESP, and which regulated the operation of assets, goods and rights relating with the provision of telecommunications services by the company, in exchange for financial consideration.

This agreement includes the transfer of these assets and rights to Colombia Telecomunicaciones, S.A. ESP once the last installment of the consideration has been paid in line with the payment schedule:

Millions of euros	Present value	Revaluation	Pending payment
Within one year	138	8	146
From one to five years	451	178	629
More than five years	587	1,000	1,587

Total	1,176	1,186	2,362

The net amount of property, plant and equipment recorded under the terms of this lease was 178 million euros at December 31, 2015.

b) Future minimum lease payment commitments in relation to finance leases at Telefónica Germany companies

The payment schedule of finance leases of Telefónica Germany at December 31, 2015, is as follows:

Millions of euros	Present value	Revaluation	Pending payment
Within one year	180	3	183
From one to five years	32	1	33
More than five years	—	—	—

Total	212	4	216

At December 31, 2015 there are net assets under finance lease agreements amounting to 224 million euros were recognized under property, plant and equipment.

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Additionally, the company acts as a lessor in financial leases related to those described above. The minimum lease payment receivables are scheduled as follows:

Millions of euros	Present value	Revaluation	Pending receivables
Within one year	222	2	224
From one to five years	94	—	94
More than five years	—	—	—

Total	316	2	318

Accumulated allowance	(31)
Total after accumulated allowance	285

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Note 23. Discontinued operations

As detailed in Note 21.b, Telefónica, S.A. reached an agreement with Hutchison for the acquisition of Telefónica’s operations in United Kingdom. At the date of issuance of these consolidated financial statements Telefónica owns 100% of the shares of the companies under the scope of the sale agreement.

These companies have been classified as a disposal group held for sale and its operations qualified as discontinued operations (see Note 2).

The following table provides additional information on our discontinued operations:

Millions of euros	2015	2014	2013
Revenues	7,697	6,919	6,514
Other income	170	187	202
Supplies	(3,636)	(3,431)	(3,283)
Personnel expenses	(549)	(477)	(549)
Other expenses	(1,857)	(1,463)	(1,284)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	1,825	1,735	1,600
Depreciation and amortization	(300)	(1,118)	(1,011)
OPERATING INCOME	1,525	617	589
Share of loss of investments accounted for by the equity method	(5)	(12)	(13)
Net financial expense	(28)	(43)	(24)
PROFIT BEFORE TAX FROM DISCONTINUED OPERATIONS	1,492	562	552
Corporate income tax	1,090	(123)	(110)
PROFIT AFTER TAX FROM DISCONTINUED OPERATIONS	2,582	439	442

In 2015 the Group recognized, with a balancing entry in “Profit after tax from discontinued operations”, a deferred tax asset amounting to 1,789 million euros (see Note 17) resulting from the estimated difference in Telefónica, S.A. between the tax value and the agreed value in the sale of Telefónica’s operations in the United Kingdom, which are expected to materialize in a foreseeable future when the sale is executed. In accordance with IAS 12, a deferred tax asset shall be recognised for deductible temporary differences arising from subsidiaries to the extent that they will reverse in the foreseeable future and can be utilised. Being the sale of the Telefónica’s operations in United Kingdom highly probable, the Group understands that the tax loss will be materialized at the time of the sale (foreseeable future) and, at the same time, estimates that it will be utilised in the future (see Note 17). This impact was reduced by the amount corresponding to the tax amortization of goodwill generated in 2006 in the acquisition of the companies involved in the sale agreement and deducted until December 31, 2015, pending the final resolution in the European and Spanish courts on considering this incentive as State aid and / or deduction, amounting to 377 million euros (see Note 17).

“Other expenses” line in the above table includes the adjustment of the goodwill of Telefónica Digital Inc. amounting to 104 million euros (see Note 7).

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The detail of the cash flow from discontinued operations is as follows:

Millions of euros	2015	2014	2013
Net cash flow provided by operating activities from discontinued operations	1,784	1,314	1,437
Net cash flow used in investing activities from discontinued operations	(1,166)	(892)	(1,296)
Net cash flow used in financing activities from discontinued operations	—	—	18
NET CASH FLOW FROM DISCONTINUED OPERATIONS	618	422	159

The detail of assets held for sale and associated liabilities, related to the sale agreement of Telefónica United Kingdom, is shown below:

Millions of euros	12/31/2015
Non current assets	12,863
Intangible assets	2,917
Goodwill	5,621
Property, plant and equipment	3,918
Other non current assets	407
Current assets	2,118
Inventories	96
Trade and other receivables	1,924
Other current assets	82
Cash and cash equivalents	16
Non current liabilities	513
Deferred tax liabilities	414
Other non current liabilities	99
Current liabilities	3,410
Current trade and other payables	2,870
Other current liabilities	540

Assets held for sale and associated liabilities shown in the table above are presented after intercompany eliminations with the other companies of Telefónica Group. Among intercompany eliminations in the consolidation process, is meaningful the liquidity deposited in Telfisa Global, B.V. amounting to 530 million euros as of December 31, 2015, and the loan granted by Telfin Ireland, Ltd. to O2 UK amounting to 804 million euros that could be capitalized before the closing of the transaction.

The following table summarizes the accumulated amounts (net of income tax impact) included in other comprehensive income:

Millions of euros	12/31/2015
Gains on hedges	792
Translation differences	(1,435)
Actuarial losses and impact of limit on assets for defined benefit pension plans	(320)
Other gains recognized directly in equity	6

Completion of the transaction is subject to, among other conditions, the approval of the applicable regulatory authorities and the obtaining of waivers to some contractual provisions affected by the sale, including those related to network alliances, as well as change of control provisions under certain contractual arrangements with third parties. The sale and purchase agreement establishes that the conditions must be satisfied by no later than June 30, 2016, this date may be extended until September 30, 2016 in specified circumstances (see Note 21).

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Note 24. Events after the reporting period

The following events regarding the Telefónica Group took place between December 31, 2015 and the date of authorization for issue of the accompanying consolidated financial statements:

Financing

•	On February 2, 2016, Telefónica Emisiones, S.A.U. redeemed 1,750 million euros of its notes, issued on February 2, 2006. The notes were guaranteed by Telefónica, S.A.

•	On February 3, 2016, Telefónica Emisiones, S.A.U. redeemed 802 million euros of its notes, issued on November 3, 2011 for an amount of 1,000 million euros. The notes were guaranteed by Telefónica, S.A.

•	On February 10, 2016, Telefónica del Perú, S.A.A. signed an amendment to its long-term credit facility arranged on October 12, 2015 modifying, mainly, the limit from 1,050 million Peruvian Nuevos Soles (equivalent to 283 million euros) to 780 million Peruvian Nuevos Soles (equivalent to 210 million euros).

•	On February 16, 2016, Telefónica Emisiones, S.A.U. redeemed 1,250 million U.S. dollars of its notes, issued on February 16, 2011. The notes were guaranteed by Telefónica, S.A.

•	Telefónica, S.A. agreed to execute their 12 months’ extension options on the 2,500 million euros syndicated credit facility dated February 19, 2015 up to 2021 and on the 3,000 million euros syndicated credit facility dated February 18, 2014 up to 2020. This arrangement entered into effect on February 19, 2016.

Agreements for the broadcasting of the Spanish National League Championship First Division and the Copa de S.M. el Rey, and of the “UEFA Champions League” and “UEFA Europa League” competitions

In January 2016, DTS, Distribuidora de Television Digital, S.A.U. (DTS) and Mediaproducción, S.L.U. (Mediapro) reached an agreement for the broadcasting of the thematic pay TV channel called “beIN Sports LaLiga” with contents of the Spanish National League Championship First Division and the Copa del S.M. el Rey, corresponding to the three seasons 2016/17, 2017/18 and 2018/19.

Also, DTS and Mediapro reached an agreement for the broadcasting of the thematic pay TV channel called “beIN Sports” containing, among others, matches of the “UEFA Champions League” and “UEFA Europa League” competitions corresponding to the three seasons 2015/16 (from January 12, 2016), 2016/17 and 2017/18.

The total value of the agreements relating to those channels amounts to a maximum of 2,400 million euros.

With this agreement, Movistar+ fulfills its commitment to provide to its entire customer base a comprehensive offer with all the best sports contents.

Creation of a global telecommunications infrastructures company

On February 10, 2016, Telefónica announced the creation of Telxius, a company which will bring together certain infrastructure assets of the Group, which will enable the management of the Telefónica Group’s infrastructure on a global scale with a more specialised and focused approach, with the aim of increasing the services provided to other operators, improving the return on capital invested and allowing Telxius to participate more actively in the growth opportunities that exist in the industry, including the possibility of incorporating third party assets.

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Note 25. Additional note for English translation

These consolidated financial statements were originally prepared in Spanish. In the event of a discrepancy, the Spanish-language version prevails.

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Appendix I: Changes in the consolidation scope

2015

The Following changes in the corporate structure took place in 2015:

Telefónica Spain

On April 30, 2015, once obtained the necessary regulatory approval, Telefónica de Contenidos, S.A.U. purchased a 56% stake in Distribuidora de Televisión Digital, S.A. (DTS). DTS and its subsidiaries are incorporated in the consolidation perimeter of the Telefónica Group by the global integration method. Until April 30, 2015 the previous participation (44%) of Telefónica Group was registered by the equity method (see Note 5).

Telefónica Brazil

On May 28, 2015, after obtaining the pertinent regulatory approvals, the acquisition of 100% stake of Vivendi, S.A. Global Village Telecom, S.A. and its holding company GVT Participacoes S.A. (Collectively “GVT”) was completed, as well as the issue of shares of Telefônica Brasil, S.A. to Vivendi, S.A. as partial payment of the purchase price allocation of GVT (see Note 5).

Subsequently, Vivendi S.A. exchanged 4.5% of Telefónica Brazil, for 8.2% of ordinary shares of Telecom Italia S.p.A.

GVT and its subsidiaries were incorporated in the consolidation perimeter of the Telefónica Group by the global integration method.

On July 29, 2015 Telefónica signed an agreement with Vivendi, SA for the delivery of its own shares representing 0.95% of its share capital, in exchange for preferred shares of Telefônica Brasil S.A. representing approximately 3.5% of its share capital. The agreement, which was subjected to approval by the Brazilian competition authority (CADE), was finally executed on September 16, 2015.

Telefónica United Kingdom

On March 24, 2015 Telefónica reached a definitive agreement to sell its operations in the United Kingdom (O2 UK) to Hutchison (see Note 21).

The companies involved in the transaction have been registered as a disposal group held for sale and its operations classified as discontinued operations (see note 2 and 23).

Completion of the transaction is subject to, among other conditions, the approval of the European Commission and the obtainment of waivers to some contractual provisions affected by the sale, including those related to network alliances, as well as change of control provisions under certain contractual arrangements with third parties.

Telefónica Germany

Yourfone GmbH was sold to Drillisch on January 2, 2015. The Telefónica Germany Group generated a gain on the sale amounting to 15 million euros, registered in the consolidated results as “Other income”.

Other companies

After dissolution of Telco, SpA, the ordinary shares of Telecom Italia S.p.A. held by the company (equivalent to 22.3% of equity), were assigned to shareholders, so that the new company called Telco TE, S.p.A. 100% owned by Telefónica received shares equivalent to 14.72% of the ordinary share capital of Telecom Italia (see Note 21.b). The new company owned by Telefónica, Telco TE, S.p.A. is incorporated into the scope of consolidation by the global integration method.

On July 16, 2015 the company O2 Worldwide Limited, owned 100% by Telefónica, S.A. was incorporated.

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On July 29, 2015, the partial dissolution of Telefónica Gestión de Servicios Compartidos España, S.A. was approved by the transfer of 100% of the shares that it holds in the capital of the companies Telefónica Gestión Integral de Edificios, S.L.U, Tempotel Empresa de Trabajo Temporal, S.A.U, Telefónica Servicios Empresarais do Brasil, Ltda, Telefónica Servicios Compartidos Perú, S.A.C, Telefónica Gestión de Servicios Compartidos Argentina, S.A, Telefónica Gestión de Servicios Compartidos México, S.A de C.V, respectively by universal succession, in favor of the new company Telefónica Servicios Globales, S.L.U, 100% owned by Telefónica, S.A.

On November, 13, 2015, Telefónica Digital España, S.L acquired the 100% stake of the company Synergic Partners, S.L. The company was incorporated in Telefónica’s Group financial statements under the full consolidation method.

On December 21, 2015, the company Submarine Telecommunications, S.L. was incorporated, wholly owned by Telefónica América, S.A.

On December 23, 2015, the company Telefónica Innovación Alpha, S.L. was incorporated wholly owned by Telefónica, S.A.

On December 31, 2015, an agreement was concluded for the sale of the companies Telefónica Gestión de Servicios Compartidos España, S.A.U., Telefónica Gestión de Servicios Compartidos Argentina, S.A. and T-Gestiona Servicios Contables y Capital Humano, S.A.C. (see Note 21.b). This agreement is expected to be ratified by the parties at the closing of the transaction on March 1, 2016. As a result, assets and liabilities of these companies have been registered as a disposal group held in the consolidated statement of financial position at December 31, 2015.

2014

Telefónica Germany

When the approval of the European Commission had been obtained and the share capital increase by Telefónica Deutschland Holding, A.G. to finance the operation had been completed, Telefónica finalized the E-Plus Mobilfunk GmbH &Co KG (E-Plus) purchase on October 1, 2014.

Following the acquisition of E-Plus, the Telefónica Group’s stake in Telefónica Deutschland Holding, A.G. fell from 76.83% to 62.1% (increased to 62.37% at December 31, 2014). The Group consolidates E-Plus from October 1, 2014 using the full consolidation method (see Note 5).

Telefónica Hispanoamérica

Telefónica Investigación y Desarrollo Chile, S.p.A. was incorporated on May 23, 2014. Telefónica Móviles Chile, S.A. holds 100% of the shares. This company is included in the scope of consolidation using the full consolidation method.

Other companies

In June 2013 Telefónica reached an agreement to sell its entire stake in the share capital of Telefónica Ireland, Ltd. The transaction was completed on July 15, 2014, after authorization had been obtained from the competition authorities (see Note 2). Telefónica Ireland, Ltd. was deconsolidated as of July 1, 2014.

On November 5, 2013, Telefónica also signed an agreement to sell 65.9% of the share capital of Telefónica Czech Republic, a.s. to PPF Group N.V.I. The transaction was completed on January 28, 2014, after proper authorization had been obtained, and the company was deconsolidated as of January 1, 2014.

In the consolidated statement of financial position at December 31, 2013, consolidated assets and liabilities subject to the two transactions were classified under “Non-current assets held for sale” and “Liabilities associated with non-current assets held for sale”, respectively (see Note 2).

On February 6, 2014, Telefónica, S.A. drew up an agreement with CaixaBank (through its Finconsum subsidiary) to incorporate Telefónica Consumer Finance, E.F.C., S.A. with a 50% stake, included in the scope of consolidation using the equity method.

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On February 11, 2014, Telefónica Digital España, S.L.U. took up a 49% stake in Healthcommunity, S.L. It was included in the scope of consolidation using the equity method.

On March 27, 2014, Telefónica Digital España, S.L.U. purchased 100% of the shares of EYEOS, S.L., and this was included in the scope of consolidation using the equity method.

On April 4, 2014, Telefónica Digital Ltd. purchased a 30% stake in Axonix Ltd., and took control of the company through the shareholders’ agreement and designation of a majority of members of the board. It was included in the scope of consolidation using the full consolidation method.

On July 4, 2014, Telefónica de Contenidos, S.A.U. officially purchased a 22% stake in Distribuidora de Televisión Digital, S.A. (DTS), owned by Mediaset España Comunicación, S.A. (Mediaset). This brought the stake held by Telefónica Contenidos, S.A.U. in DTS to 44%, and it is still included in the scope of consolidation using the equity method (see Note 9).

On October 31, 2014 the subsidiary of Telefónica Europe, B.V., Telefónica Finance USA L.L.C., was dissolved, and was removed from the scope of consolidation.

In November 2014 Telefónica, through its subsidiary Telefónica Internacional, S.A.U., sold off a 2.5% stake in China Unicom (Hong Kong) Limited for 687 million euros at the exchange rate of the date of the transaction (see Note 9). The remainder of Telefónica’s China Unicom (Hong Kong) Limited investment (equivalent to 2.51% of its share capital) was reclassified as an available-for-sale financial asset (see Note 13).

At a meeting on December 22, 2014, the Brazilian telecommunications regulator (ANATEL) approved the demerger of Telco, S.p.A on condition of suspension of Telefónica’s voting rights in Telecom Italia, S.p.A. and its subsidiaries, among certain other measures. Telefónica has agreed with the aforementioned suspension of voting rights and has offered the presentation of a formal statement to ANATEL in this regard. Therefore, on the same date Telefónica ceased to have significant influence through its indirect holding in Telecom Italia, S.p.A. and reclassified this investment as an available-for-sale financial asset (see Note 9).

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Appendix II: Board of Director’s and Senior Executives’ Compensation

TELEFÓNICA, S.A.

(Euros)

Director	Wage / Compensation[1]	Fixed payment[2]	Attendance fees[3]	Short term variable compensation[4]	Fixed payments Board Committees[5]	Other items[6]	Total
Mr. César Alierta Izuel	2,230,800	240,000	—	4,027,486	80,000	15,430	6,593,716
Mr. Isidro Fainé Casas	—	200,000	—	—	80,000	10,000	290,000
Mr. José María Abril Pérez	—	200,000	4,000	—	91,200	—	295,200
Mr. Julio Linares López	—	200,000	31,000	—	44,800	—	275,800
Mr. José María Alvarez-Pallete López	1,923,100	—	—	3,471,965	—	5,795	5,400,860
Mr. Fernando de Almansa Moreno-Barreda	—	120,000	19,000	—	33,600	9,000	181,600
Ms. Eva Castillo Sanz[8]	—	110,000	16,000	—	30,800	—	156,800
Mr. Carlos Colomer Casellas	—	120,000	30,000	—	147,200	10,000	307,200
Mr. Peter Erskine	—	120,000	24,000	—	124,800	—	268,800
Mr. Santiago Fernández Valbuena	—	—	—	—	—	—	—
Mr. Alfonso Ferrari Herrero	—	120,000	46,000	—	158,400	9,000	333,400
Mr. Luiz Fernando Furlán	—	120,000	—	—	—	—	120,000
Mr. Gonzalo Hinojosa Fernández de Angulo	—	120,000	46,000	—	158,400	9,000	333,400
Mr. Pablo Isla Álvarez de Tejera	—	120,000	—	—	11,200	—	131,200
Mr. Antonio Massanell Lavilla	—	120,000	21,000	—	56,000	11,000	208,000
Mr. Ignacio Moreno Martínez	—	120,000	17,000	—	33,600	—	170,600
Mr. Javier de Paz Mancho	—	120,000	14,000	—	113,600	5,333	252,933
Mr. Wang Xiaochu[7]	—	30,000	—	—	—	—	30,000

1	Wage: Non-variable compensation accrued by the Director for discharging executive duties.
2	Fixed Payment: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Board of Directors, irrespective of effective attendance by the Director at Board Meetings.
3	Attendance fees: Amounts payable for attendance to meetings of the Advisory or Control Committees.
4	Short-term variable compensation (bonus): Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) for a period equal to or up to a year, corresponding to 2014 and paid in 2015. Concerning the bonus referred to 2015, to be paid during 2016, the Executive Directors will perceive the following amounts: Mr. César Alierta Izuel, 4,015,440 euros and Mr. José María Álvarez-Pallete López, 3,461,580 euros.
5	Fixed Payment Board Committees: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Executive Committee or Advisory or Control Committees of Telefónica, S.A., irrespective of effective attendance to meetings of said Committees.
6	Other items: Includes, inter alia, amounts paid for membership of the Regional Advisory Committees in Spain (Valencia, Andalusia and Catalonia) and other “in- kind compensation” (such as general medical insurance and dental coverage), paid by Telefónica, S.A.
7.	Mr. Wang Xiaochu was appointed member of the Board of Directors of Telefónica, S.A, replacing Mr. Chang Xiaobing, on September 30, 2015, date from which he perceives his remuneration. Mr. Chang Xiaobing received 90,000 euros as wage/compensation until that moment.
8.

On February 26, 2014, Ms. Eva Castillo Sanz ceased to hold office as Chair of Telefónica Europe, although she continued to fulfill duties at the Telefónica Group other than those inherent in her capacity as Director through December 31, 2014. After that date, Ms. Eva Castillo Sanz stopped performing any duties other than those inherent in her capacity as Director, and received 2,405,000 euros in January 2015 as compensation for the aforementioned termination, and the sum of 862,475 euros in settlement of her participation in the “Performance & Investment Plan” (equal to the value of the Telefónica, S.A. shares to which

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2015 Consolidated Financial Statements

she was entitled for participating in such plan), for the two cycles covering 2012-2015 and 2013-2016.Likewise, Ms. Castillo perceived a variable compensation, corresponding to 2014, of 1,200,000 euros.

In addition, to detail the amounts included in the preceding table, the following table presents the specific compensation paid to Directors of Telefónica for membership of the various Advisory or Control Committees in 2015, including both fixed payments and fees for attending meetings:

TELEFÓNICA, S.A. ADVISORY OR CONTROL COMMITEES

(Euros)

Director	Audit and Control	Nomination, Compensation and Corporate Governance	Regulation	Service Quality and Customer Service	Innovation	Strategy	Institutional Affairs	TOTAL 2015
Mr. César Alierta Izuel	—	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	15,200	—	—	15,200
Mr. Julio Linares López	—	—	—	—	21,200	21,200	33,400	75,800
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—	—
Mr. José Fernando de Almansa Moreno-Barreda	—	—	15,200	—	—	18,200	19,200	52,600
Ms. Eva Castillo Sanz	—	—	14,267	13,267	—	19,267	—	46,801
Mr. Carlos Colomer Casellas	33,400	17,200	—	13,200	33,400	—	—	97,200
Mr. Peter Erskine	—	18,200	—	—	18,200	32,400	—	68,800
Mr. Santiago Fernández Valbuena	—	—	—	—	—	—	—	—
Mr. Alfonso Ferrari Herrero	20,200	32,400	16,200	14,200	—	22,200	19,200	124,400
Mr. Luiz Fernando Furlán	—	—	—	—	—	—	—	—
Mr. Gonzalo Hinojosa Fernández de Angulo	21,200	21,200	27,400	14,200	—	21,200	19,200	124,400
Mr. Pablo Isla Álvarez de Tejera	—	11,200	—	—	—	—	—	11,200
Mr. Antonio Massanell Lavilla	20,200	—	—	26,400	13,200	—	17,200	77,000
Mr. Ignacio Moreno Martínez	22,200	—	15,200	13,200	—	—	—	50,600
Mr. Francisco Javier de Paz Mancho	—	—	14,200	13,200	—	—	20,200	47,600
Mr. Wang Xiaochu	—	—	—	—	—	—	—	—

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On the other hand, the following table presents an individual breakdown of the amounts received from Telefónica Group companies other than Telefónica, S.A., by Company’s Directors for discharging executive duties or for membership of the companies’ governing bodies and/or Advisory Boards of such companies:

OTHER TELEFÓNICA GROUP COMPANIES

(Euros)

Director	Wage / Compensation[1]	Fixed payment[2]	Attendance fees[3]	Short term variable compensation[4]	Fixed payments Board Committees[5]	Other items[6]	Total
Mr. César Alierta Izuel	—	—	—	—	—	—	—
Mr. Isidro Fainé Casas	—	—	—	—	—	—	—
Mr. José María Abril Pérez	—	—	—	—	—	—	—
Mr. Julio Linares López	—	—	—	—	—	240,000	240,000
Mr. José María Álvarez-Pallete López	—	—	—	—	—	—	—
Mr. José Fernando de Almansa Moreno-Barreda	—	138,904	—	—	—	120,000	258,904
Ms. Eva Castillo Sanz	—	—	—	—	—	60,000	60,000
Mr. Carlos Colomer Casellas	—	—	—	—	—	—	—
Mr. Peter Erskine	—	—	—	—	—	—	—
Mr. Santiago Fernández Valbuena (*)	1,007,668	—	—	1,212,857	—	196,632	2,417,157
Mr. Alfonso Ferrari Herrero	—	75,927	—	—	—	120,000	195,927
Mr. Luiz Fernando Furlán	—	86,544	—	—	—	90,000	176,544
Mr. Gonzalo Hinojosa Fernández de Angulo	—	26,187	—	—	—	120,000	146,187
Mr. Pablo Isla Álvarez de Tejera	—	—	—	—	—	—	—
Mr. Antonio Massanell Lavilla	—	—	—	—	—	—	—
Mr. Ignacio Moreno Martínez	—	—	—	—	—	—	—
Mr. Francisco Javier de Paz Mancho	—	127,123	—	—	—	120,000	247,123
Mr. Wang Xiaochu	—	—	—	—	—	—	—

1	Wage: Non-variable compensation accrued by the Director for discharging executive duties of any Telefónica Group company.
2	Fixed Payment: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Board of Directors, irrespective of affective attendance by the Director at Board Meetings of any Telefónica Group company.

It is hereby stated that Ms. Eva Castillo has earned an amount of 60,000 euros in fiscal year 2015, derived from her performace at Supervisory Board of Telefónica Deutschland Holding, A.G. At the time of preparing this document, the amount has not been paid.

3	Attendance fees: Amounts payable for attendance to meetings of the Board of Directors or similar bodies of any Telefónica Group company.
4	Short-term variable compensation (bonus): Variable amount linked to the performance or achievement of individual or group objectives (quantitative or qualitative) for a period equal to or up to a year, corresponding to 2014 and paid in 2015. Concerning the bonus referred to 2015, the amount that will be perceived by the Executive Director Mr. Santiago Fernández Valbuena is 1,209,203 euros.
5	Fixed Payment Board Committees: Cash compensation with a predefined payment frequency, accruable or not over time and accrued by the Director for membership to the Executive Committee or Advisory or Control Committees of Telefónica Group Companies irrespective of effective attendance to meetings of said Committees.
6	Other items: Includes, inter alia, amounts paid for membership of Regional and Business Advisory Committees (Spain y Latam) and other “in- kind compensation” (such as general medical insurance and dental coverage and vehicle), paid by any Telefónica Group Company.
(*)	It is hereby stated for the record that Executive Director Mr. Santiago Fernández Valbuena collects his remuneration in Brazilian reais, and accordingly, the stated amount of his remuneration may vary, depending on the exchange rate applicable at any particular time.

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Furthermore, as explained in the Compensation policy section, Executive Directors receive a series of employee benefits. The following table presents a breakdown of contributions made in 2015 by the Company to long-term savings schemes (Pension Plans and Pension Plan for Senior Executives):

LONG-TERM SAVINGS SCHEMES

(Euros)

Director	2015 Contributions
Mr. César Alierta Izuel	100,609
Mr. José María Álvarez-Pallete López	673,085
Mr. Santiago Fernández Valbuena	485,302

The following table presents a breakdown of the long-term savings schemes, comprising contributions to Pension Plans, the Pension Plan and Unit link insurance:

(Euros)

Director	Contributions to Pension Plans	Contributions to Benefits Plan[1]	Contributions to Unit link - Pension Plan
Mr. César Alierta Izuel	5,377	—	95,232
Mr. José María Álvarez-Pallete López	6,060	540,968	126,057
Mr. Santiago Fernández Valbuena	99,908	385,394	—

1	Contributions to the Pension Plan for Executives set up in 2006, funded exclusively by the Company to complement the existing Pension Plan. It entails defined contributions equivalent to a certain percentage of the Director´s fixed remuneration in accordance with their professional category within the Telefónica Group´s organization.

Furthermore, from February 2015, the Chairman is the beneficiary of a Benefits Plan (Plan de Previsión Social), managed by the Banco Sabadell (“BS Plan Jubilación Colectivo”) the receipt of which would take place in the circumstances set out in the PPSD.

It is hereby stated for the record that financial and fiscal limits to the contributions to the Pensions Plans have been lowered in 2015 by the applicable law, so it has been contracted a Unit link collective insurance, in which all surpluses derived for the application of the alleged limits over the contributions to Pension Plans are applied.

The Unit link insurance, contracted with the insurance company Seguros de Vida y Pensiones Antares, S.A, covers the same contingencies as the “Pension Plans” and the same cases of exceptional liquidity in event of severe illness or long-term unemployment.

Life insurance premiums paid in 2015 are as follows:

LIFE INSURANCE PREMIUMS

(Euros)

Director	Life insurance premiums
Mr. César Alierta Izuel	74,271
Mr. José María Álvarez-Pallete López	15,286
Mr. Santiago Fernández Valbuena	6,887

Regarding share-based payment plans (those exclusively for Executive Directors), there were two long-term variable compensation plans in place in 2015:

1.- The first Plan is the so-called “Performance & Investment Plan“ (“PIP”), approved at the General Shareholders’ Meeting of May 18, 2011 whose first phase began in 2011 and ended in July 2014, second phase began in 2012 and ended in July 2015, and third phase began in 2013 and will end in July 2016.

It is hereby stated that, regarding the second phase of this Plan (2012-2015) implemented in 2015, in accordance with the TSR target achieved by the shares of Telefónica, S.A. in comparison to the TSR target

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achieved by the companies integrating the “DJ Sector Titans Telecoms index”, the applicable coefficient to shares assigned to beneficiaries was 77%.

The number of shares to be perceived by the Directors of Telefónica for discharging executive duties in second phase (2012–2015) is as follows:

FIRST PIP- Second phase / 2012-2015

Directors	Number of theoretical shares assigned (without co- investment)	Maximum number of shares assigned (1)	Number of shares delivered in the second phase (2)
Mr. César Alierta Izuel	324,417	506,901	312,251
Mr. José María Álvarez-Pallete López	188,131	293,955	181,076
Mr. Santiago Fernández Valbuena	103,223	161,287	99,352
Mr. Julio Linares López(*)	13,878	21,686	13,358

(*)	The number of shares assigned to Mr. Linares was calculated in proportion to the time he discharged executive duties as Chief Operating Officer –COO- (from July 1, 2012 to September 17, 2012) during the second phase of the Plan.
(1)	Maximum number of shares assigned if the co-investment requirement and maximum target TSR are met
(2)	Number of shares effectively delivered after application of the corresponding coefficient (77%) for meeting TSR target.

The number of shares assigned (without co-investment) to the Directors of Telefónica for discharging executive duties in third phase (2013-2016), and the maximum number of shares assigned, if “co-investment” requirement set by the alleged Plan and TSR target established for each phase are met, is as follows:

FIRST PIP- Third phase / 2013-2016

Directors	Number of theoretical shares assigned (without co-investment)	Maximum number of shares assigned (*)
Mr. César Alierta Izuel	324,000	506,250
Mr. José María Álvarez-Pallete López	192,000	300,000
Mr. Santiago Fernández Valbuena	104,000	162,500

(*)	Maximum number of shares assigned if the co-investment requirement and maximum target TSR are met.

2.- The second Plan, called as well “Performance & Investment Plan“ (“PIP”), approved at the General Shareholders’ Meeting of May 30, 2014 whose first phase began in 2014 and will end in October 2017, second phase began in 2015 and will end in October 2018, and third phase will begin 2016 and will end in October 2019.

It is hereby stated that the number of shares assigned (without co-investment) and the maximum number of theoretical shares assigned to the Directors of Telefónica for discharging executive duties in each phase, if the co-investment requirement established in the second Plan and the maximum target TSR are met, is as follows:

SECOND PIP- First phase / 2014-2017

Directors	Number of theoretical shares assigned (without co-investment)	Maximum number of shares (*)
Mr. César Alierta Izuel	324,000	506,250

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Mr. José María Álvarez-Pallete López	192,000	300,000
Mr. Santiago Fernández Valbuena	104,000	162,500

(*)	Maximum number of shares assigned if the co-investment requirement and maximum target TSR would have been met

SECOND PIP- Second phase / 2015-2018

Directors	Number of theoretical shares assigned (without co-investment)	Maximum number of shares (*)
Mr. César Alierta Izuel	324,000	506,250
Mr. José María Álvarez-Pallete López	192,000	300,000

(*)	Maximum number of shares assigned if the co-investment requirement and maximum target TSR are met

3.- The second issue of the share incentive purchase plan of Telefónica, S.A. (2015-2017) addressed to all employees of the Group worldwide (including executives and Executives Directors), the “Global Employee Share Plan” (“GESP”), was approved at the Company’s General Shareholders’ Meeting of May 30, 2014.

This plan is aimed to reinforce Telefónica’s status as a global employer, with a common remuneration culture throughout the Company, to encourage all Group employees to take an equity interest, and to motivate employees and boost their loyalty.

Under this plan, employees are offered the possibility of acquiring Telefónica, S.A. shares, for a period of up to 12 months (the acquisition period), with this company assuming the obligation of giving participants a certain number of shares free of charge. The maximum sum each employee can assign to this plan is 1,800 euros, while the minimum is 300 euros. Employees who remain at the Telefónica Group and retain their shares for an additional year after the acquisition period (the consolidation period) will be entitled to receive one free share per share acquired and retained until the end of the consolidation period.

The three Executive Directors of Telefónica have decided to take part in this Plan contributing the maximum (i.e. 150 euros a month, over 12 months), and have acquired a total of 176 shares at December 31, 2015 (being entitled to freely received an equivalent number of shares, provided that the shares received have been retained during consolidation period (twelve months after finishing the purchasing period)).

It should be noted that the external Directors do not receive and did not receive in 2015 any compensation in the form of pensions or life insurance, nor do they participate in the share-based payment plans linked to Telefónica’s share price (except as indicated for Mr. Linares in the above tables).

In addition, the Company does not grant and did not grant in 2015 any advances, loans or credits to the Directors, or to its top executives, thus complying with the requirements of the U.S.A. Sarbanes-Oxley Act, which is applicable to Telefónica as a listed company in that market.

Senior executives’ compensation

Meanwhile, the Executives considered as Senior Executives1 of the Company in 2015, excluding those that are also members of the Board of Directors, have received a total amount of 9,982,840 euros in 2015.

In addition, regarding to long-term savings schemes, the contributions by the Telefónica Group in 2015 with respect to the Benefits Plan for Senior Executives described in Note on “Revenue and Expenses” for these Executives amounted to 1,302,755 euros, contribution to the Pension Plan amounted to 88,400 euros and contribution to the Unit Link- Pension Plans surpluses amounted to 143,119 euros.

[1]	For these purposes, Senior Executives are understood to be individuals who perform senior management functions reporting directly to the management bodies, or their executive committees or CEOs. Additionally, the person in charge of the internal audit is included.

Telefónica, S.A.    130

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Furthermore, in-kind compensation (including life and other insurance premiums such us general medical and dental insurance and the vehicle) amounted to 118,762 euros.

Also, regarding the first “Performance and Investment Plan” (“PIP”) composed of three phases (2011-2014; 2012-2015; 2013-2016) approved at the General Shareholders’ Meeting of May 18, 2011, it is hereby stated that the second phase (2012-2015) was implemented in 2015, and pursuant to the general terms for the delivery of shares, 286,347 shares were effectively delivered after application of the corresponding coefficient for meeting TSR target to the Senior Executives of the top management of the Company, although the number of theoretical shares assigned (without co-investment) and the maximum number of shares assigned* was 294,136 and 456,300 respectively.

It is hereby stated that the number of shares assigned (without co-investment) at the beginning of the third phase (2013-2016) to the Executives, and the maximum number of shares assigned* is 322,520 and 500,650, respectively.

Regarding the second “Performance and Investment Plan” (“PIP”) composed of three phases (2014-2017; 2015-2018; 2016-2019) approved at the General Shareholders’ Meeting of May 30, 2014, the number of shares assigned (without co-investment) at the beginning of the phase to the Senior Executives of the Company in the first phase (2014-2017) and the maximum number of shares assigned* is 356,624 shares and 553,280 shares, respectively. In the second phase (2015-2018), it is equally, 356,624 shares and 553,280 shares,

Finally, regarding the “Global Employee Share Plan” (“GESP”) (2015-2017), approved by the General Shareholders’ Meeting of May 30, 2014, it should be noted that all the Senior Executives have decided to take part contributing the maximum (i.e. 150 euros a month, over 12 months). At December 31, 2015 they have acquired a total of 315 shares (being entitled to freely received an equivalent number of shares, provided that the shares received have been keep during consolidation period (twelve months after finishing the purchasing period)).

*	Maximum number of shares to be received if the co-investment requirement and maximum target TSR are met.

Telefónica, S.A.    131

2015 Consolidated Financial Statements

Appendix III: Debentures and bonds

The detail and key features of outstanding debentures and bonds at December 31, 2015 are as follows (in millions of euros):

Total Telefónica and its instrumental companies

			Maturity (nominal)
Debentures and bonds	Currency	% Interest rate	2016	2017	2018	2019	2020	Subsequent years	Total
Exchangeable Bond	EUR	6.000%	—	750	—	—	—	—	750
Telefónica, S.A.			—	750	—	—	—	—	750
T. EUROPE BV SEP_00 BOND GLOBAL D	USD	8.250%	—	—	—	—	—	1,148	1,148
TEBV FEB_03 EMTN FIXED TRANCHE B	EUR	5.875%	—	—	—	—	—	500	500
Telefónica Europe, B.V.			—	—	—	—	—	1,648	1,648
EMTN O2 EUR	EUR	4.375%	1,750	—	—	—	—	—	1,750
EMTN O2 GBP	GBP	5.375%	—	—	1,022	—	—	—	1,022
EMTN O2 GBP	GBP	5.375%	—	—	—	—	—	681	681
TELEF EMISIONES JUNE 06 TRANCHE C	USD	6.421%	1,148	—	—	—	—	—	1,148
TELEF EMISIONES JUNE 06 TRANCHE D	USD	7.045%	—	—	—	—	—	1,837	1,837
TELEF EMISIONES JUNE 14	USD	USDL3M+0.65%	—	459	—	—	—	—	459
TELEF EMISIONES JANUARY 07 A	EUR	1 x EURIBOR6M + 0.83000%	—	—	—	—	—	55	55
TELEF EMISIONES JANUARY 07 B	EUR	1 x EURIBOR3M + 0.70000%	—	—	24	—	—	—	24
TELEF EMISIONES MARCH 2014	EUR	1 x EURIBOR3M + 0.650000%	200	—	—	—	—	—	200
TELEF EMISIONES APRIL 2014	EUR	1 x EURIBOR3M + 0.75000%	—	200	—	—	—	—	200
TELEF EMISIONES JULY C 07	USD	6.221%	—	643	—	—	—	—	643
TELEF EMISIONES MAY 2014	EUR	2.242%	—	—	—	—	—	1,250	1,250
TELEF EMISIONES APRIL 2016	EUR	5.496%	1,000	—	—	—	—	—	1,000
TELEF EMISIONES 3 APRIL 2016	EUR	5.496%	500	—	—	—	—	—	500
TELEF EMISIONES JULY 15, 2019	USD	5.877%	—	—	—	919	—	—	919
TELEF EMISIONES NOVEMBER 11, 2019	EUR	4.693%	—	—	—	1,750	—	—	1,750
EMTN GBP 12/09/2022 650 GBP	GBP	5.289%	—	—	—	—	—	886	886
TELEF EMISIONES JUNE 2014	EUR	1 x EURIBOR3M +0.75%	—	100	—	—	—	—	100
TELE EMISIONES APRIL 3 2010	USD	5.134%	—	—	—	—	1,286	—	1,286
TELEF EMISIONES SEPTEMBER 2010	EUR	3.661%	—	1,000	—	—	—	—	1,000
EMTN GBP 10/08/2029 400 GBP	GBP	5.445%	—	—	—	—	—	545	545
TELEF EMISIONES FEBRUARY 2011	EUR	4.750%	—	1,200	—	—	—	—	1,200
TELEF EMISIONES FEBRUARY 2011	USD	3.992%	1,148	—	—	—	—	—	1,148
TELEF EMISIONES FEBRUARY 2011	USD	5.462%	—	—	—	—	—	1,378	1,378
TELEF EMISIONES MARCH 2011	EUR	4.750%	—	100	—	—	—	—	100

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TELEF EMISIONES NOVEMBER 2011	EUR	4.967%	802	—	—	—	—	—	802
TELEF EMISIONES NOVEMBER 2011	JPY	2.829%	53	—	—	—	—	—	53
TELEF. EMISIONES FEBRUARY 2012	EUR	4.750%	—	120	—	—	—	—	120
TELEF. EMISIONES FEBRUARY 2012	EUR	4.797%	—	—	1,500	—	—	—	1,500
TELEF. EMISIONES FEBRUARY 2012	GBP	5.597%	—	—	—	—	954	—	954
TELEF. EMISIONES MARCH 2012	CZK	3.934%	—	46	—	—	—	—	46
TELEF. EMISIONES JUNE 2013	JPY	4.250%	—	—	76	—	—	—	76
TELEF. EMISIONES SEPTEMBER 2012	EUR	5.811%	—	1,000	—	—	—	—	1,000
TELEF. EMISIONES OCTOBER 2012	EUR	4.710%	—	—	—	—	1,200	—	1,200
TELEF. EMISIONES DECEMBER 2012	CHF	2.718%	—	—	231	—	—	—	231
TELEF. EMISIONES DECEMBER 2012	CHF	3.450%	—	—	—	—	—	138	138
TELEF EMISIONES JANUARY 2013	EUR	3.987%	—	—	—	—	—	1,500	1,500
TELEF. EMISIONES MARCH 2013	EUR	3.961%	—	—	—	—	—	1,000	1,000
TELEF EMISIONES APRIL 2013	USD	3.192%	—	—	1,148	—	—	—	1,148
TELEF EMISIONES APRIL 2013	USD	4.570%	—	—	—	—	—	689	689
TELEF. EMISIONES MAY 2013	EUR	2.736%	—	—	—	750	—	—	750
TELEF. EMISIONES OCT 2014	EUR	2.932%	—	—	—	—	—	800	800
TELEF. EMISIONES OCT 2013	CHF	2.595%	—	—	—	—	208	—	208
TELEF. EMISIONES JUNE 2015	EUR	1 x EURIBOR3M +0.33%	—	300	—	—	—	—	300
TELEF. EMISIONES DECEMBER 2015	EUR	1 x EURIBOR3M +0.53%	—	100	—	—	—	—	100
TELEF. EMISIONES JULY 2015	EUR	1 x EURIBOR6M +0.83%	—	—	—	—	—	67	67
TELEF. EMISIONES SEPTEMBER 2015	EUR	1.477%	—	—	—	—	—	1,000	1,000
Telefónica Emisiones, S.A.U.			6,601	5,268	4,001	3,419	3,648	11,826	34,763
Exchangeable Bond	EUR	4.900%	72	71	—	—	—	—	143
Telefónica Participaciones			72	71	—	—	—	—	143

Total Telefónica, S.A. and its instrumental companies			6,673	6,089	4,001	3,419	3,648	13,474	37,304

Telefónica, S.A.    133

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Foreign operators

			Maturity
Debentures and bonds	Currency	% Interest rate	2016	2017	2018	2019	2020	Subsequent years	Total
Bond F	UF	6.000%	1	—	—	—	—	—	1
Bond Q	CLP	5.750%	—	—	—	61	—	—	61
USD Bond	USD	3.875%	—	—	—	—	—	459	459
Telefónica Chile, S.A.			1	—	—	61	—	459	521
Bono C	CLP	6.300%	85	—	—	—	—	—	85
Bono D	UF	3.600%	66	—	—	—	—	—	66
Bono F	UF	3.600%	—	—	—	—	—	99	99
Bono G	UF	2.200%	—	—	—	—	66	—	66
Bono I	UF	1.950%	—	—	—	—	66	—	66
Telefónica Móviles Chile, S.A.			151	—	—	—	132	99	382
T. Finanzas Mex 0710 FIX	MXN	8.070%	—	—	—	—	—	107	107
Telefónica Finanzas México, S.A.			—	—	—	—	—	107	107
Bond T. Peru 5th Program (31th Series A)	N. SOL	7.500%	6	—	—	—	—	—	6
Bond T. Peru 4th Program (45th Series A)	USD	6.688%	20	—	—	—	—	—	20
Senior Notes T. Perú	N. SOL	8.000%	34	—	—	—	—	—	34
Bond T. Peru 5th Program (33rd Series A)	N. SOL	6.813%	—	16	—	—	—	—	16
Bond T. Peru 5th Program (29th Series A)	N. SOL	6.188%	16	—	—	—	—	—	16
Bond T. Peru 4th Program (19th Series A)	N. SOL	VAC + 3.6250%	—	—	—	—	—	21	21
Bond T. Peru 4th Program (36th Series A)	N. SOL	VAC + 3.6875%	—	53	—	—	—	—	53
Bond T. Peru 4th Program (12th Series A)	N. SOL	VAC + 3.6875%	—	—	—	21	—	—	21
Bond T. Peru 4th Program (36th Series B)	N. SOL	VAC + 3.3750%	—	—	17	—	—	—	17
Bond T. Peru 4th Program (19th Series B)	N. SOL	VAC + 2.8750%	—	—	—	—	—	17	17
Bond T. Peru 4th Program (37th Series A)	N. SOL	VAC + 3.1250%	—	—	—	—	—	16	16
Bond T. Peru 4th Program (19th Series C)	N. SOL	VAC + 3.1875%	—	—	—	—	—	7	7
Bond T. Peru 5th Program (22nd Series Aa)	N. SOL	VAC + 3.5000%	—	8	—	—	—	—	8
Bond T. Peru 5th Program (22nd Series Ab)	N. SOL	VAC + 3.5000%	—	—	—	4	—	—	4
Bond T. Peru 5th Program (22nd Series Ac)	N. SOL	VAC + 3.5000%	—	—	—	—	—	8	8
Bond T.M.Peru 2nd Program (11th Series A)	N. SOL	7.750%	—	19	—	—	—	—	19
Bond T.M.Peru 2nd Program (9th Series A)	N. SOL	6.813%	16	—	—	—	—	—	16
Bond T.M.Peru 2nd Program (9th Series B)	N. SOL	6.375%	13	—	—	—	—	—	13
Bond T.M.Peru 2nd Program (11th Series B)	N. SOL	7.375%	—	—	16	—	—	—	16
Bond T.M.Peru 2nd Program (27th Series A)	N. SOL	5.530%	—	—	—	13	—	—	13

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Telefónica del Perú, S.A.			105	96	33	38	—	69	341
Nonconvertible bonds	BRL	1,0 XCDI + 0.75%	—	470	—	—	—	—	470
Nonconvertible bonds	BRL	1,0 XCDI + 0.68%	—	—	306	—	—	—	306
Nonconvertible bonds	BRL	IPCA + 4%	—	—	—	8	—	—	8
Convertible bonds (Telemig) I	BRL	IPCA + 0.5%	—	—	1	—	1	1	3
Convertible bonds (Telemig) II	BRL	IPCA + 0.5%	—	—	2	6	—	—	8
Convertible bonds (Telemig) III	BRL	IPCA + 0.5%	—	—	3	—	3	6	12
Telefônica Brasil, S.A.			—	470	312	14	4	7	807
BOND R144-A	USD	5.375%	—	—	—	—	—	689	689
Colombia Telecomunicaciones, S.A, ESP			—	—	—	—	—	689	689
Bond	EUR	1.875%	—	—	600	—	—	—	600
Bond	EUR	2.375%	—	—	—	—	—	500	500
O2 Telefónica Deutschland Finanzierungs, GmbH			—	—	600	—	—	500	1,100

Total Outstanding Debentures and Bonds Foreign operators			107	718	944	113	138	1,928	3,948

Total Outstanding Debentures and Bonds			6,780	6,807	4,945	3,532	3,786	15,402	41,252

The main debentures and bonds issued by the Group in 2015 are as follows:

			Nominal (millions)
Item	Date	Maturity Date	Currency	Euros	Currency of issuance	Coupon
Telefónica Emisiones, S.A.U.
Bono EMTN	06/18/15	06/19/17	300	300	EUR	Euribor 3M+0.33%
	09/14/15	09/14/21	1,000	1,000	EUR	1.477%
	12/11/15	12/11/17	100	100	EUR	Euribor 3M+0.53%

Telefónica, S.A.    135

2015 Consolidated Financial Statements

Appendix IV: Financial instruments

The detail of the type of financial instruments arranged by the Group (notional amount) by currency and interest rates at December 31, 2015 is as follows:

								Fair value
Millions of Euros	2016	2017	2018	2019	2020	Subsequent years	Notional	Underlying debt	Associated derivatives	TOTAL
Euro	1,251	6,542	4,701	4,768	5,159	11,603	34,024	27,431	7,491	34,922
Floating rate	4,442	3,046	1,753	1,686	563	5,879	17,369	4,738	12,680	17,418
Spread	0.16%	0.32%	0.29%	(0.15)%	0.18%	(0.09)%	0.1%	—	—	—
Fixed rate	(3,191)	3,496	2,948	2,207	4,596	5,724	15,780	21,818	(5,189)	16,629
Interest rate	(4.94)%	6.54%	4.67%	5.15%	4.09%	3.41%	6%	—	—	—
Rate cap	—	—	—	875	—	—	875	875	—	875
Other european currencies
Instruments in CZK	(47)	46	—	—	—	1	—	48	(43)	5
Floating rate	235	148	—	—	—	—	383	—	384	384
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(282)	(102)	—	—	—	1	(383)	48	(427)	(379)
Interest rate	(2.55)%	(1.79)%	—	—	—	—	(2.35)%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GBP	4,549	—	1,022	(341)	(544)	2,111	6,797	4,210	2,778	6,988
Floating rate	(33)	75	715	(307)	(1,019)	1,479	910	2	933	935
Spread	(15.50)%	—	—	—	—	—	0.56%	—	—	—
Fixed rate	4,582	(75)	307	(34)	475	496	5,751	4,072	1,845	5,917
Interest rate	1.34%	2.40%	14.37%	2.25%	7.36%	11.11%	3.44%	—	—	—
Rate cap	—	—	—	—	—	136	136	136	—	136
Instruments in CHF	—	—	—	—	—	—	—	669	(669)	—
Floating rate	—	—	—	—	—	—	—	—	(4)	(4)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	669	(665)	4
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
America
Instruments in USD	(141)	(743)	(264)	206	(109)	2,048	997	19,021	(17,736)	1,285
Floating rate	(897)	(681)	(46)	168	(147)	914	(689)	1,654	(2,348)	(694)
Spread	(0.40)%	(0.73)%	(0.16)%	0.12%	(0.25)%	0.04%	(1.40)%	—	—	—
Fixed rate	743	(62)	(218)	38	38	1,134	1,673	17,354	(15,388)	1,966
Interest rate	6.01%	11.83%	(60.29)%	50.92%	48.93%	15.08%	14.77%	—	—	—
Rate cap	13	—	—	—	—	—	13	13	—	13
Instruments in UYU	(16)	—	—	—	—	—	(16)	(8)	(9)	(17)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(16)	—	—	—	—	—	(16)	(8)	(9)	(17)
Interest rate	0.95%	—	—	—	—	—	0.95%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Telefónica, S.A.    136

2015 Consolidated Financial Statements

Instruments in ARS	418	2	—	4	—	—	424	(148)	613	465
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	418	2	—	4	—	—	424	(148)	613	465
Interest rate	32.71%	9.90%	—	9.00%	—	—	32%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in BRL	(285)	1,057	567	176	76	94	1,685	657	987	1,644
Floating rate	(805)	929	578	162	47	3	914	374	448	822
Spread	(0.78)%	0.66%	1.00%	1.60%	2.84%	32.03%	2.53%	—	—	—
Fixed rate	520	128	(11)	14	29	91	771	283	539	822
Interest rate	10.20%	1.11%	12.97%	7.35%	(0.19)%	7.58%	7.90%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in CLP	262	62	—	61	130	400	915	(128)	1,035	907
Floating rate	158	62	(83)	61	—	401	599	1	607	608
Spread	2.28%	—	—	1.12%	—	(0.29)%	0.52%	—	—	—
Fixed rate	104	—	83	—	130	(1)	316	(129)	428	299
Interest rate	7.28%	—	5.05%	—	5.09%	0.00%	5.80%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in UFC	(3)	—	—	—	—	—	(3)	300	(311)	(11)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(3)	—	—	—	—	—	(3)	300	(311)	(11)
Interest rate	6.18%	—	—	—	—	—	6.18%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in PEN	249	82	22	14	—	3	370	(44)	418	374
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	249	82	22	14	—	3	370	(44)	418	374
Interest rate	8.01%	7.44%	7.17%	5.57%	—	4.00%	7.71%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VAC	—	61	17	25	—	69	172	172	—	172
Floating rate	—	61	17	25	—	69	172	172	—	172
Spread	—	3.66%	3.38%	3.66%	—	3.27%	3.47%	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in COP	536	281	83	112	121	1,106	2,239	1,253	918	2,171
Floating rate	25	18	78	110	120	1,107	1,458	1,423	40	1,463
Spread	7.30%	7.30%	4.34%	4.39%	4.64%	6.93%	6.42%	—	—	—
Fixed rate	511	263	5	2	1	(1)	781	(170)	878	708
Interest rate	6.36%	4.32%	7.18%	5.30%	—	—	5.67%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in VEB	(95)	—	(3)	—	—	—	(98)	(96)	—	(96)
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	(95)	—	(3)	—	—	—	(98)	(96)	—	(96)
Interest rate	0.39%	—	7.57%	—	—	—	0.63%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

Telefónica, S.A.    137

2015 Consolidated Financial Statements

Instruments in UDI	10	(30)	(25)	(25)	(20)	58	(32)	799	(649)	150
Floating rate	10	(30)	(25)	(25)	(20)	58	(32)	799	(649)	150
Spread	44.89%	(6.57)%	(9.33)%	(9.48)%	(13.79)%	62.91%	(154)%	—	—	—
Fixed rate	—	—	—	—	—	—	—	—	—	—
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in MXN	274	52	52	52	159	446	1,035	(243)	1,194	951
Floating rate	—	—	—	—	—	—	—	—	—	—
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	274	52	52	52	159	446	1,035	(243)	1,194	951
Interest rate	3.09%	3.70%	3.70%	3.70%	5.66%	3.72%	3.85%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in GTQ	(6)	—	—	—	28	1	23	24	1	25
Floating rate	(9)	—	—	—	—	—	(9)	(7)	—	(7)
Spread	0.01%	—	—	—	—	—	0.01%	—	—	—
Fixed rate	3	—	—	—	28.0	1	32	31	1	32
Interest rate	4.51%	—	—	—	4.00%	—	4.00%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Instruments in NIO	(15)	—	—	—	—	—	(15)	(11)	1	(10)
Floating rate	(17)	—	—	—	—	—	(17)	(12)	—	(12)
Spread	0.01%	—	—	—	—	—	0.01%	—	—	—
Fixed rate	2.0	—	—	—	—	—	2	1	1	2
Interest rate	11.90%	—	—	—	—	—	11.90%	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—
Asia
Instruments in JPY	—	—	—	—	—	—	—	135	(139)	(4)
Floating rate	—	—	—	—	—	—	—	—	(1)	(1)
Spread	—	—	—	—	—	—	—	—	—	—
Fixed rate	—	—	—	—	—	—	—	135	(138)	(3)
Interest rate	—	—	—	—	—	—	—	—	—	—
Rate cap	—	—	—	—	—	—	—	—	—	—

TOTAL							48,517	54,041	(4,120)	49,921

Floating rate							21,058	9,144	12,090	21,234
Fixed rate							26,435	43,873	(16,210)	27,663
Rate cap							1,024	1,024	—	1,024
Currency Options and Others (*)							—	—	61	61

(*)	Amounts included in fixed rate

Telefónica, S.A.    138

2015 Consolidated Financial Statements

The table below is an extract of the previous table that shows the sensitivity to interest rates originated by our position on interest rate swaps categorized into instruments entered into for trading purposes and instruments entered into for purposes other than trading at December 31, 2015:

Interest rate swaps

Millions of euros	Maturity
Trading purposes	2016	2017	2018	2019	2020	Subsequent years	Total	Fair value
EUR								(176)
Fixed to fixed	—	—	—	—	—	—	—	2
Receiving leg	—	—	(40)	(25)	—	—	(65)	(63)
Average interest rate	—	—	—	—	—	—	—	—
Paying leg	—	—	40	25	—	—	65	65
Average spread	—	—	0.84%	0.85%	—	—	0.84%	—
Fixed to floating	—	(34)	1	—	—	—	(33)	(1,866)
Receiving leg	(8,855)	(9,298)	(7,384)	(6,336)	(8,460)	(6,173)	(46,506)	(25,951)
Average interest rate	0.74%	1.32%	1.20%	1.54%	1.63%	2.49%	1.43%	—
Paying leg	8,855	9,264	7,385	6,336	8,460	6,173	46,473	24,085
Average spread	1.15%	0.27%	0.45%	0.64%	0.40%	—	0.51%	—
Floating to fixed	—	—	—	—	—	—	—	1,688
Receiving leg	(6,485)	(4,900)	(3,180)	(2,194)	(5,465)	(6,734)	(28,958)	(20,960)
Average interest rate	3.06%	—	—	—	—	—	0.68%	—
Paying leg	6,485	4,900	3,180	2,194	5,465	6,734	28,958	22,648
Average spread	0.17%	1.66%	1.93%	2.83%	2.38%	1.95%	1.65%	—
USD								30
Fixed to fixed	—	—	—	—	—	—	—	(23)
Receiving leg	(504)	(997)	(705)	(312)	(312)	(432)	(3,262)	(1,723)
Average interest rate	0.89%	1.51%	1.45%	1.40%	1.52%	2.30%	1.50%	—
Paying leg	504	997	705	312	312	432	3,262	1,700
Average spread	0.51%	0.37%	0.62%	1.52%	1.61%	—	0.63%	—
Floating to fixed	—	—	—	—	—	—	—	53
Receiving leg	(57)	(1,021)	(457)	—	—	(432)	(1,967)	(1,967)
Average interest rate	—	—	—	—	—	—	—	—
Paying leg	57	1,021	457	—	—	432	1,967	2,020
Average spread	3.02%	2.94%	2.87%	—	—	2.14%	2.75%	—
GBP								—
Fixed to floating	—	—	—	—	—	—	—	(29)
Receiving leg	(422)	(225)	(886)	(34)	(529)	(825)	(2,921)	(3,015)
Average interest rate	1.38%	1.52%	1.61%	2.25%	0.12%	3.01%	1.70%	—
Paying leg	422	225	886	34	529	825	2,921	2,986
Average spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	29
Receiving leg	(590)	(150)	(783)	—	—	(436)	(1,959)	(1,964)
Average spread	—	—	—	—	—	—	—	—
Paying leg	590	150	783	—	—	436	1,959	1,993
Average interest rate	0.99%	1.08%	1.55%	—	—	2.17%	1.49%	—
CZK								(3)
Fixed to floating	—	—	—	—	—	—	—	(4)
Receiving leg	(235)	(194)	—	—	—	—	(429)	(434)
Average interest rate	0.54%	0.93%	—	—	—	—	0.72%	—
Paying leg	235	194	—	—	—	—	429	430
Average spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	1

Telefónica, S.A.    139

2015 Consolidated Financial Statements

Receiving leg	—	(46)	—	—	—	—	(46)	(46)
Average spread	—	—	—	—	—	—	—	—
Paying leg	—	46	—	—	—	—	46	47
Average interest rate	—	1.25%	—	—	—	—	1.25%	—

Interest rate swaps

Millions of euros	Maturity
Non trading purposes	2016	2017	2018	2019	2020	Subsequent years	Total	Fair value
EUR								676
Fixed to floating	—	—	—	—	—	—	—	(202)
Receiving leg	(990)	(250)	(200)	—	—	(2,450)	(3,890)	(4,088)
Average interest rate	3.11%	0.79%	0.93%	—	—	1.45%	1.80%	—
Paying leg	990	250	200	—	—	2,450	3,890	3,886
Average spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	878
Receiving leg	(1,552)	(982)	(1,820)	(1,259)	(3,684)	(1,849)	(11,146)	(9,008)
Average interest rate	—	—	0.24%	1.32%	0.04%	—	0.20%	—
Paying leg	1,552	982	1,820	1,259	3,684	1,849	11,146	9,886
Average spread	3.06%	3.68%	2.84%	1.57%	2.85%	2.36%	2.73%	—
USD								(1,369)
Fixed to floating	—	—	—	—	—	—	—	(1,372)
Receiving leg	(6,537)	(1,090)	(1,473)	(1,209)	(1,922)	(5,787)	(18,018)	(14,479)
Average interest rate	3.06%	3.97%	1.17%	3.48%	3.03%	3.47%	3.12%	—
Paying leg	6,537	1,090	1,473	1,209	1,922	5,787	18,018	13,107
Average spread	1.67%	0.31%	—	—	0.22%	—	0.65%	—
Floating to fixed	—	—	—	—	—	—	—	3
Receiving leg	(30)	(31)	—	—	—	—	(61)	(61)
Average interest rate	—	—	—	—	—	—	—	—
Paying leg	30	31	—	—	—	—	61	64
Average spread	4.34%	4.34%	—	—	—	—	—	4.34%
MXN								(7)
Fixed to floating	—	—	—	—	—	—	—	(13)
Receiving leg	—	—	—	—	(107)	—	(107)	(122)
Average interest rate	—	—	—	—	8.07%	—	8.07%	—
Paying leg	—	—	—	—	107	—	107	109
Average spread	—	—	—	—	0.61%	—	0.61%	—
Floating to fixed	—	—	—	—	—	—	—	6
Receiving leg	—	—	—	—	(107)	—	(107)	(109)
Average interest rate	—	—	—	—	0.61%	—	0.61%	—
Paying leg	—	—	—	—	107	—	107	115
Average spread	—	—	—	—	6.62%	—	6.62%	—
GBP								(188)
Fixed to floating	—	—	—	—	—	—	—	(200)
Receiving leg	—	—	(613)	—	(954)	(1,226)	(2,793)	(2,996)
Average interest rate	—	—	1.43%	—	1.87%	3.47%	2.47%	—
Paying leg	—	—	613	—	954	1,226	2,793	2,796
Average spread	—	—	—	—	—	—	—	—

Telefónica, S.A.    140

2015 Consolidated Financial Statements

Floating to fixed	—	—	—	—	—	—	—	12
Receiving leg	(551)	—	—	—	—	—	(551)	(551)
Average spread	—	—	—	—	—	—	—	—
Paying leg	551	—	—	—	—	—	551	563
Average interest rate	4.96%	—	—	—	—	—	4.96%	—
JPY								(2)
Fixed to floating	—	—	—	—	—	—	—	(2)
Receiving leg	(53)	—	(76)	—	—	—	(129)	(132)
Average interest rate	2.82%	—	0.32%	—	—	—	1.35%	—
Paying leg	53	—	76	—	—	—	129	130
Average spread	—	—	—	—	—	—	—	—
CLP								3
Fixed to floating	—	—	—	—	—	—	—	(2)
Receiving leg	(149)	—	—	(61)	—	—	(210)	(218)
Average interest rate	6.51%	—	—	5.75%	—	—	6.29%	—
Paying leg	149	—	—	61	—	—	210	216
Average spread	1.66%	—	—	1.12%	—	—	1.50%	—
Floating to fixed	—	—	—	—	—	—	—	5
Receiving leg	(85)	—	(83)	—	1	—	(167)	(169)
Average interest rate	—	—	—	—	—	—	—	—
Paying leg	85	—	83	—	(1)	—	167	174
Average spread	4.82%	—	5.05%	—	—	—	4.97%	—
CHF								(27)
Fixed to floating	—	—	—	—	—	—	—	(27)
Receiving leg	—	—	(231)	—	(208)	(138)	(577)	(604)
Average interest rate	—	—	0.28%	—	0.95%	0.75%	0.63%	—
Paying leg	—	—	231	—	208	138	577	577
Average spread	—	—	—	—	—	—	—	—
BRL								3
Fixed to floating	—	—	—	—	—	—	—	4
Receiving leg	(59)	(58)	(58)	(34)	—	(1)	(210)	(202)
Average interest rate	10.94%	10.94%	10.94%	10.92%	—	—	10.88%	—
Paying leg	59	58	58	34	—	1	210	206
Average spread	—	—	—	—	—	—	—	—
Floating to fixed	—	—	—	—	—	—	—	(1)
Receiving leg	(29)	(27)	(12)	(3)	—	—	(71)	(62)
Average interest rate	5.60%	5.62%	5.30%	4.48%	—	—	5.51%	—
Paying leg	29	27	12	3	—	—	71	61
Average spread	—	—	—	—	—	—	—	—
COP								4
Fixed to floating	—	—	—	—	—	—	—	4
Receiving leg	—	—	(4)	(9)	(9)	(14)	(36)	(36)
Average interest rate	—	—	7.25%	7.25%	7.25%	7.25%	7.25%	—
Paying leg	—	—	4	9	9	14	36	40
Average spread	—	—	2.80%	2.80%	2.80%	2.80%	2.80%	—

Telefónica, S.A.    141

2015 Consolidated Financial Statements

Foreign exchange and interest rate options, by maturity, are as follows:

Currency options	Maturities
Millions of euros	2016	2017	2018	2019	2020	Subsequent years
Currency Puts (EURUSD, USDEUR)
Notional amount of options bought	—	1,802	173	—	—	—
Strike	—	1.36	1.57	—	—	—
Notional amount of options sold	—	1,545	—	—	—	—
Strike	—	1.27	—	—	—	—
Currency Puts (EURGBP, GBPEUR)
Notional amount of options bought	957	—	—	—	—	—
Strike	0.63	—	—	—	—	—
Notional amount of options sold	1,006	—	—	—	—	—
Strike	0.71	—	—	—	—	—

Interest rate options	Maturities
Millions of euros	2016	2017	2018	2019	2020	Subsequent years
Collars
Notional amount of options bought	463	—	800	—	—	1,022
Strike Cap	4.30	—	4.35	—	—	4.92
Strike Floor	3.00	—	3.05	—	—	4.15
Caps
Notional amount of options bought	—	—	—	—	—	—
Strike	—	—	—	—	—	—
Notional amount of options sold	13	—	—	—	—	1,022
Strike	5.75	—	—	—	—	5.53
Floors
Notional amount of options bought	—	—	—	—	—	1,022
Strike	—	—	—	—	—	1.17
Notional amount of options sold	—	—	—	—	—	—
Strike	—	—	—	—	—	—

Telefónica, S.A.    142

2015 Consolidated Financial Statements

Cash flows receivable or payable on derivative financial instruments to be settled via the swap of nominals, categorized by currency of collection/payment, along with contractual maturities are as follows:

Millions of euros		2016	2017	2018	2019	2020	Subsequent years	Total
Currency swaps
Receive	ARS	—	—	—	—	—	—	—
Pay	ARS	—	—	—	—	—	—	—
Receive	BRL	137	—	—	—	—	—	137
Pay	BRL	(477)	(345)	(49)	(43)	—	—	(914)
Receive	CLP	100	62	—	—	—	401	563
Pay	CLP	(205)	(124)	—	—	(130)	(801)	(1,260)
Receive	COP	—	—	—	—	—	—	—
Pay	COP	(9)	(262)	(5)	(2)	—	—	(278)
Receive	CZK	—	—	—	—	—	—	—
Pay	CZK	(361)	—	—	—	—	—	(361)
Receive	EUR	1,846	235	33	36	—	—	2,150
Pay	EUR	(3,857)	(1,142)	(1,537)	(1,219)	(2,983)	(4,122)	(14,860)
Receive	GBP	—	—	—	341	1,498	—	1,839
Pay	GBP	(551)	—	—	—	—	—	(551)
Receive	JPY	53	—	76	—	—	114	243
Pay	JPY	—	—	—	—	—	—	—
Receive	MAD	—	—	—	—	—	—	—
Pay	MAD	—	—	—	—	—	—	—
Receive	MXN	—	—	—	—	—	—	—
Pay	MXN	(52)	(52)	(52)	(52)	(52)	(445)	(705)
Receive	PEN	—	—	—	—	—	—	—
Pay	PEN	(33)	(15)	(6)	(1)	1	—	(54)
Receive	UFC	137	—	—	—	133	199	469
Pay	UFC	(66)	—	—	—	—	(99)	(165)
Receive	USD	4,666	2,295	1,526	1,094	1,739	5,376	16,696
Pay	USD	(424)	(231)	—	—	(1)	(459)	(1,115)
Receive	UDI	61	61	61	61	61	527	832
Pay	UDI	—	—	—	—	—	—	—
Receive	CHF	—	—	231	—	—	138	369
Pay	CHF	—	—	—	—	208	—	208

TOTAL		965	482	278	215	474	829	3,243

Telefónica, S.A.    143

2015 Consolidated Financial Statements

Millions of euros		2016	2017	2018	2019	2020	Subsequent years	Total
Forwards
Receive	ARS	—	—	—	—	—	—	—
Pay	ARS	(552)	—	—	—	—	—	(552)
Receive	BRL	97	—	—	—	—	—	97
Pay	BRL	(246)	—	—	—	—	—	(246)
Receive	CLP	5	—	—	—	—	—	5
Pay	CLP	(291)	—	—	—	—	—	(291)
Receive	COP	183	—	—	—	—	—	183
Pay	COP	(739)	—	—	—	—	—	(739)
Receive	CZK	407	—	—	—	—	—	407
Pay	CZK	—	—	—	—	—	—	—
Receive	EUR	10,427	—	—	—	—	—	10,427
Pay	EUR	(3,264)	—	—	—	—	—	(3,264)
Receive	GBP	1,553	—	—	—	—	—	1,553
Pay	GBP	(5,748)	—	—	—	—	—	(5,748)
Receive	MXN	87	—	—	—	—	—	87
Pay	MXN	(671)	—	—	—	—	—	(671)
Receive	PEN	3	—	—	—	—	—	3
Pay	PEN	(379)	—	—	—	—	—	(379)
Receive	UFC	—	—	—	—	—	—	—
Pay	UFC	—	—	—	—	—	—	—
Receive	USD	3,572	—	—	—	—	—	3,572
Pay	USD	(4,462)	—	—	—	—	—	(4,462)
Receive	UYU	9	—	—	—	—	—	9
Pay	UYU	—	—	—	—	—	—	—

TOTAL		(9)	—	—	—	—	—	(9)

Telefónica, S.A.    144

2015 Consolidated Financial Statements

Appendix V: Interest-bearing debt

The main financing transactions at December 31, 2015 and 2014 and their nominal amounts are as follows:

			Outstanding principal balance
			(millions of euros)
Descriptive name summary	Contractual limit amount (millions)	Currency	12/31/15	12/31/14	Arrangement date	Maturity date
Telefónica, S.A
Syndicated loan (1) (*)	—	EUR	—	700	04/21/2006	06/30/2015
Syndicated loan Tranche A3 (2)	—	EUR	—	328	07/28/2010	07/28/2016
Structured Financing (*)	247	USD	226	242	05/03/2011	07/30/2021
Structured Financing (*)	786	USD	722	571	02/22/2013	01/31/2023
Structured Financing (*)	618	USD	447	159	08/01/2013	10/31/2023
Syndicated facility (3)	3,000	EUR	700	—	02/18/2014	02/18/2019
Bilateral loan (4) (*)	1,500	EUR	1,500	2,000	06/26/2014	06/26/2018
Syndicated facility (5)	2,500	EUR	500	—	02/19/2015	02/19/2020
Bilateral loan	200	EUR	200	—	06/30/2015	06/30/2020
Syndicated facility	3,000	EUR	—	—	11/17/2015	02/17/2018
Structured Financing (*)	750	USD	—	—	12/11/2015	03/11/2026
Structured Financing (*)	500	EUR	—	—	12/11/2015	03/11/2026
Telefónica Finanzas, S.A.U.
EIB - Mobile financing	—	EUR	—	375	12/03/2007	01/30/2015
Telefónica Europe, B.V.
Structured Financing (6) (*)	—	USD	—	309	01/05/2012	04/15/2015
Structured Financing (7) (*)	—	USD	—	695	08/28/2012	01/09/2015
Telefônica Brasil, S.A.
EIB Financing	—	USD	—	218	10/31/2007	03/02/2015
Telefónica del Perú, S.A.A.
Credit facility	1,050	PEN	—	—	10/12/2015	08/15/2020

(1)	On 04/21/2015 a repayment of the syndicated loan was made for 350 million euros and on 06/30/2015 an early repayment for 300 million euros was made originally scheduled to mature in 2017.
(2)	During 2015 an early repayment was made for 328 million euros of the syndicated loan (Tranche A3).
(3)	The parties could mutually agree to extend the maturity to as late as 2021.
(4)	On 06/25/2015 an amendment was signed modifying the maturity date and including an amortization schedule. On 07/01/2015 an early repayment for 500 million euros was made.
(5)	The parties could mutually agree to extend the maturity to as late as 2022.
(6)	On 04/15/2015 an early repayment was made for 375 million dollars (equivalent to 354 million euros) originally scheduled to mature in in 2022.
(7)	On 01/09/2015 an early repayment was made for 844 million dollars (equivalent to 714 million euros) originally scheduled to mature in in 2023.
(*)	Facility with amortization schedule.

Telefónica, S.A.    145

2015 Consolidated Financial Statements

Appendix VI: Main companies comprising the Telefónica Group

The table below lists the main companies comprising the Telefónica Group at December 31, 2015 and the main investments consolidated using the equity method.

Included for each company are the company name, corporate purpose, country, functional currency, share capital (in millions of functional currency units), the Telefónica Group’s effective shareholding and the company or companies through which the Group holds a stake.

Parent Company:

Telefónica, S.A.

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefónica España
Telefónica de España, S.A.U. Telecommunications service provider	Spain	EUR	1,024	100%	Telefónica, S.A.
Telefónica Móviles España, S.A.U. Wireless communications services provider	Spain	EUR	423	100%	Telefónica, S.A.
Acens Technologies, S.L. Holding housing and telecommunications solutions Service provider	Spain	EUR	23	100%	Telefónica de España, S.A.U.
Teleinformática y Comunicaciones, S.A.U.
Promotion, marketing and distribution of telephone and telematic equipment and services	Spain	EUR	8	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Informática y Com. de España S.A.U.
Telecommunications systems, networks and infrastructure engineering	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Iberbanda, S.A. Broadband telecommunications operator	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Telefónica Telecomunicaciones Públicas, S.A.U. Installation of public telephones	Spain	EUR	1	100%	Telefónica de España, S.A.U.
Telefónica Soluciones de Outsourcing, S.A. Promotion and networks management	Spain	EUR	1	100%	Telefónica Soluc. De Informática y Com. de España, S.A.U
Telefónica Servicios Integrales de Distribución S.A.U. Logistic service provider	Spain	EUR	2	100%	Telefónica de España, S.A.U.
Tuenti Technologies, S.L. Telecommunications service provider	Spain	EUR	—	100%	Telefónica Móviles España, S.A.U.
DTS Distribuidora de Televisión Digital, S.A. Broacasting satellite TV signal transmission and linkage services	Spain	EUR	126	100%	Telefónica de Contenidos, S.A.U.
Telefónica Deutschland
Telefónica Deutschland Holding A.G Holding company	Germany	EUR	2,975	63.22%	Telefónica Germany Holdings Limited (62,72%) Telefónica, S.A. (0,50%)
Telefónica Germany GmbH & Co. OHG Wireless communications services operator	Germany	EUR	51	63.22%	Telefónica Deutschland Holding A.G (63,21%) T. Germany Management, GmbH (0,01%)
E-Plus Mobilfunk GmbH &Co. KG, GmbG Operadora de servicios de comunicaciones móviles	Germany	EUR	1	63.22%	Telefónica Germany GmbH & Co. OHG

Telefónica Brazil

Telefónica, S.A.    146

2015 Consolidated Financial Statements

Name and corporate purpose	Country	Currency	Capital	%Telefónica Group	Holding Company
Telefônica Brasil, S.A. Wireline telephony operator	Brazil	BRL	63,571	73.68%	Telefónica Internacional, S.A.U. (24.12%) Telefónica, S.A. (29.80%) Sao Paulo Telecomunicaçoes Participaçoes, Ltda. (19.70%) Telefónica Chile, S.A. (0.06%)
GVT Participaçoes, S.A. Holding company	Brazil	BRL	13,499	73.68%	Telefônica Brasil, S.A.
Telefónica Hispanoamérica
Compañía Internacional de Telecomunicaciones, S.A. Holding company	Argentina	ARS	612	100%	Telefónica Holding de Argentina, S.A. (43.58%) Telefónica Móviles Argentina Holding, S.A. (46.41%) Telefónica International Holding, B.V. (10.01%)
Telefónica de Argentina, S.A. Telecommunications service provider	Argentina	ARS	679	100%

Compañía Internacional de Telecomunicaciones, S.A. (50.78%)

Telefónica Móviles Argentina, S.A. (30.47%)

Telefónica Internacional, S.A. (16.20%)

Telefónica, S.A. (1.67%)

Telefónica International Holding, B.V. (0.88%)

Telefónica Móviles Argentina Holding, S.A. Holding company	Argentina	ARS	1,223	100%	Telefónica, S.A. (75.00%) Telefónica Internacional, S.A.U. (25.00%)
Telefónica Venezolana, C.A. Wireless communications operator	Venezuela	VEF	13,489	100%	Latin America Cellular Holdings, S.L. (97.04%) Comtel Comunicaciones Telefónica, S.A. (2.87%) Telefónica, S.A. (0.09%)
Telefónica Móviles Chile, S.A. Wireless communications services operator	Chile	CLP	589,403	100%	Inversiones Telefónica Móviles Holding Limitada.
Telefónica Chile, S.A.
Local and international long distance telephony services provider	Chile	CLP	578,078	97.92%	Inversiones Telefónica Móviles Holding Limitada
Telefónica Chile Holdings, S.L. Holding Company	Chile	CLP	—	100%	Telefónica, S.A.
Telefónica del Perú, S.A.A. Local, domestic and international long distance telephone service provider	Peru	PEN	2,954	98.57%	Telefónica Latinoamérica Holding, S.L. (50.26%) Latin American Cellular Holdings, S.L. (48.31%)

Telefónica, S.A.    147

2015 Consolidated Financial Statements

Colombia Telecomunicaciones, S.A. ESP Communications services operator	Colombia	COP	1,454,871	67.50%	Telefónica Internacional, S.A.U. (30.04%) Olympic, Ltda. (18.95%) Telefónica, S.A. (18.51%)
Telefónica Móviles México, S.A. de C.V. (MÉXICO) Holding company	Mexico	MXN	74,425	100%	Telefónica, S.A.
Telefónica Móviles del Uruguay, S.A. Wireless communications and services operator	Uruguay	UYU	1,107	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Móviles Panamá, S.A. Wireless telephony services	Panama	USD	45	60%	Telefónica Centroamérica Inversiones, S.L.
Telefónica Móviles El Salvador, S.A. de C.V. Provision of wireless and international long distance communications services	El Salvador	USD	187	60%	TES Holding, S.A. de C.V.
Telefónica Móviles Guatemala, S.A. Wireless, wireline and radio paging communications services provider	Guatemala	GTQ	1,396	60%	El Salvador Hold (0.01%) Guatemala Cellular Holdings, B.V. (59.99%)
Telefonía Celular de Nicaragua, S.A. Wireless telephony services	Nicaragua	NIO	247	60%	Telefónica Centroamérica Inversiones, S.L.
Otecel, S.A. Wireless communications services provider	Ecuador	USD	183	100%	Ecuador Cellular Holdings, B.V.
Telefónica de Costa Rica TC, S.A. Wireless communications	Costa Rica	CRC	203,511	100%	Telefónica, S.A.
Telefónica Holding Atticus, B.V. Holding company	Netherlands	EUR	—	100%	Telefónica Internacional, S.A.U
Other Companies
O2 International Holdings Ltd. Holding company	UK	GBP	—	100%	O2 Europe Ltd.
Telefónica Germany Holdings Ltd. Holding company	UK	EUR	—	100%	O2 Europe Ltd.
O2 (Europe) Ltd. Holding company	UK	EUR	1,239	100%	Telefónica, S.A.
Telefónica Internacional, S.A.U. Telco Investment abroad	Spain	EUR	2,839	100%	Telefónica, S.A.
Telefónica International Holding, B.V Holding company	Netherlands	EUR	—	100%	Telefónica Internacional, S.A.U Telefónica, S.A. (94.96%)
Telefónica Latinoamérica Holding, S.L. Holding company	Spain	EUR	198	100%	Telefónica Internacional, S.A.U. (5.04%) Telefónica, S.A. (50.00%)
Telefónica América, S.A. Holding Company	Spain	EUR	—	100%	Telefónica Internacional, S.A.U. (50.00%)
Latin American Cellular Holdings, S.L. Holding Company	Spain	EUR	—	100%	Telefónica Latinoamérica Holding, S.L.
Telefónica Datacorp, S.A.U Holding Company	Spain	EUR	700	100%	Telefónica, S.A. Telefónica, S.A. (92.51%)
Telefónica International Wholesale Services, S.L. International services provider	Spain	EUR	230	100%	Telefónica Datacorp, S.A.U. (7.49%)

Telefónica, S.A.    148

2015 Consolidated Financial Statements

Telefónica International Wholesale Services America, S.A. Provision of high bandwidth communications services	Uruguay	USD	591	100%	Telefónica, S.A. (73.14%) Telefónica International Wholesale Services, S.L. (26.86%)
Telefónica International Wholesale Services USA, Inc. Provision of high bandwidth communications services	US	USD	58	100%	T. International Wholesale Services America, S.A.
Telefónica Digital España, S.L. Developer Telco Services Holding Company	Spain	EUR	13	100%	Telefónica Digital Holdings, S.L.
Wayra Investigación y Desarrollo S.L Talent identification and development in ICT.	Spain	EUR	2	100%	Telefónica Digital Holdings, S.L.
Telefónica Digital Inc. IP telephony platform	US	USD	—	100%	Telefónica Digital Ltd
Wayra Chile Tecnología e Innovación Limitada Technological innovation based business project development	Chile	CLP	22,279	100%	Wayra Investigación y Desarrollo, S.L.

Wayra Brasil Aceleradora de Projetos Ltda. Technological innovation based business project development	Brazil	BRL	26	100%	Wayra Investigación y Desarrollo S.L.
WY Telecom, S.A. de C.V. Talent identification and development in ICT	Mexico	MXN	89	100%	Wayra Investigación y Desarrollo, S.L.
Wayra Argentina, S.A. Talent identification and development in ICT					Telefónica Móviles Argentina, S.A. (90.00%)
	Argentina	ARS	49	100%	Telefónica Móviles Argentina Holding, B.V. (10.00%)
Wayra Colombia, S.A.S. Technological innovation based business project development	Colombia	COP	2,400	100%	Wayra Investigación y Desarrollo, S.L.
Proyecto Wayra, C.A. Commercial, industrial and mercantile activities	Venezuela	VEF	83	100%	Telefónica Venezolana, C.A.
Wayra Perú Aceleradora de Proyectos, S.A.C. Technological innovation based business project development	Peru	PEN	15	100%	Wayra Investigación y Desarrollo, S.L.
Wayra UK Ltd Technological innovation based business project development	UK	GBP	7	100%	Wayra Investigación y Desarrollo, S.L
Wayra Ireland Ltd Technological innovation based business project development	Ireland	EUR	4	100%	Wayra Investigación y Desarrollo, S.L
Terra Networks Brasil, S.A. ISP and portal	Brazil	BRL	1,046	100%	Sao PauloTelecomunicaçoes Participaçoes, Ltda.
Terra Networks México, S.A. de C.V. ISP, portal and real-time financial information services	Mexico	MXN	305	100%	Terra Networks México Holding, S.A. de C.V.
Terra Networks Perú, S.A. ISP and portal	Peru	PEN	10	100%	Telefónica Internacional, S.A.U.
Terra Networks Argentina, S.A. ISP and portal	Argentina	ARS	7	100%	Telefónica Internacional, S.A.U.
Axonix Ltd Digital and mobile advertising	UK	USD	—	78%	Telefónica Digital Ltd
Eyeos, S.L Cloud Computing	Spain	EUR	—	100%	Telefónica Digital España, S.L.
Telfisa Global, B.V. Integrated cash management, consulting and financial support for Group companies	Netherlands	EUR	—	100%	Telefónica, S.A.

Telefónica, S.A.    149

2015 Consolidated Financial Statements

Telefónica Global Activities Holding, B.V. Holding Company	Netherlands	EUR	—	100%	Telfisa Global, B.V.
Telefónica Global Services, GmbH Purchasing services	Germany	EUR	—	100%	Group 3G UMTS Holding, GmbH
Telefónica Global Roaming, GmbH Optimization of network traffic	Germany	EUR	—	100%	Telefónica Global Services, GmbH
Group 3G UMTS Holding GmbH Holding Company	Germany	EUR	250	100%	Telefónica Global Activities Holdings B.V
Telefónica Compras Electrónicas, S.L. Development and provision of information society services	Spain	EUR	—	100%	Telefónica Global Services, GmbH
Telefónica de Contenidos, S.A.U. Organization and operation of multimedia service-related business	Spain	EUR	226	100%	Telefónica, S.A.
Telefónica Studios S.L. Audiovisual Productions	Spain	EUR	—	100%	Telefónica de Contenidos, S.A.U.
Televisión Federal S.A. Provision and operation TV and radio broadcasting-services	Argentina	ARS	135	100%	Atlántida Comunicaciones, S.A. (79.02%) Enfisur S.A. (20.98%)
Atlántida Comunicaciones, S.A. Participation in public media	Argentina	ARS	33	100%	Telefónica Media, Argentina S.A. (95.39%) Telefónica Holding de Argentina, S.A. (4.61%)
Telefónica Servicios Audiovisuales, S.A.U. Provision of all type of audiovisual telecommunications services	Spain	EUR	6	100%	Telefónica de Contenidos, S.A.U.
Telefónica On The Spot Services, S.A.U. Provision of telemarketing services	Spain	EUR	—	100%	Telefónica de Contenidos, S.A.U.
Telefónica Broadcast Services, S.L.U. DSNG-based transmission and operation services	Spain	EUR	—	100%	Telefónica Servicios Audiovisuales, S.A.U.
Telefónica Educación Digital, S.L. Vertical e learning portal	Spain	EUR	1	100%	Telefónica Digital España, S.L.
Vocem 2013 Teleservicios, S.A. Call center services	Venezuela	VEF	334	100%	TAETEL, S.L.
Telfin Ireland Ltd. Intragroup financing	Ireland	EUR	—	100%	Telefónica, S.A.
Telefónica Ingeniería de Seguridad, S.A.U. Security services and systems	Spain	EUR	12	100%	Telefónica, S.A.
Telefónica Engenharia de Segurança do Brasil Ltda					Telefónica Ingeniería de
Security services and systems	Brazil	BRL	114	99.99%	Seguridad, S.A.
Telefónica Capital, S.A.U. Finance company	Spain	EUR	7	100%	Telefónica, S.A.
Lotca Servicios Integrales, S.L. Aircraft ownership and operation	Spain	EUR	17	100%	Telefónica, S.A.
Fonditel Pensiones, Entidad Gestora de Fondos de Pensiones, S.A Administration of pension funds	Spain	EUR	16	70.00%	Telefónica Capital, S.A.

Telefónica, S.A.    150

2015 Consolidated Financial Statements

Fonditel Gestión, Soc. Gestora de Instituciones de Inversión Colectiva, S.A. Administration and representation of collective investment schemes	Spain	EUR	2	100%	Telefónica Capital, S.A.
Telefónica Investigación y Desarrollo, S.A.U. Telecommunications research activities and projects	Spain	EUR	6	100%	Telefónica, S.A.
Media Networks Latin America, S.A.C Telecommunications research activities and proyects	Peru	PEN	111	100%	Telefónica Internacional, S.A
Telefónica International Wholesale Services México, S.A. Telecommunications research activities and proyects	Mexico	MXN	31	100%	TIWS América, S.A.
Telefónica Luxembourg Holding, S.à.r.L. Holding company	Luxembourg	EUR	3	100%	Telefónica, S.A.
Casiopea Reaseguradora, S.A.					Telefónica Luxembourg
Reinsurance	Luxembourg	EUR	4	100%	Holding, S.à.r.L.
Telefónica Insurance, S.A. Direct insurance transactions	Luxembourg	EUR	8	100%	Telefónica Luxembourg Holding, S.à.r.L.
Seguros de Vida y Pensiones Antares, S.A. Life insurance, pensions and health insurance	Spain	EUR	51	100%	Telefónica, S.A.
Telefónica Finanzas, S.A.U. Integrated cash management, consulting and financial support for Group companies	Spain	EUR	3	100%	Telefónica, S.A.
Pléyade Peninsular, Correduría de Seguros y Reaseguros del Grupo Telefónica, S.A. Distribution, promotion or preparation of insurance contracts	Spain	EUR	—	100%	Telefónica Finanzas, S.A.U. (83.33%) Telefónica, S.A. (16.67%)
Fisatel México, S.A. de C.V. Integrated cash mangement, consulting and financial support for Group companies	Mexico	MXN	3,505	100%	Telefónica, S.A.
Telefónica Europe, B.V. Fund raising in capital markets	Netherlands	EUR	—	100%	Telefónica, S.A.
Telefónica Emisiones, S.A.U. Financial debt instrument issuer	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Global Technology, S.A.U. Global management and operation of IT systems	Spain	EUR	16	100%	Telefónica, S.A.
Aliança Atlântica Holding B.V. Holding company	Netherlands	EUR	40	100%	Telefónica S.A. (50.00%) Telefônica Brasil, S.A. (50.00%)
Telefónica Gestión de Servicios Compartidos de Argentina, S.A Management and administrative services rendered	Argentina	ARS	—	100%	Telefónica Servicios Globales, S.L.U. (95.01%) Telefónica, S.A. (4.99%)
Telefónica Gestión de Servicios Compartidos de Chile, S.A Management and administrative services rendered	Chile	CLP	—	100%	Telefónica Chile, S.A

Telefónica, S.A.    151

2015 Consolidated Financial Statements

Telefónica Gestión de Servicios Compartidos Perú, S.A.C. Management and administrative services rendered	Peru	PEN	1	100%	Telefónica Servicios Globales, S.L.U. (99.48%) Telefónica del Perú, S.A.A.(0.52%)
Telefónica Transportes e Logística Ltda. Logistics services rendered	Brazil	BRL	26	99.99%	Telefónica Data, S.A. (Brasil)
Telefónica Serviços Empresariais do BRASIL, Ltda. Management and administrative services rendered	Brazil	BRL	12	99.99%	Telefónica Servicios Globales, S.L.U.
Telefónica Gestión de Servicios Compartidos México, S.A. de C.V. Management and administrative services rendered	Mexico	MXN	50	100%	Telefónica Servicios Globales, S.L.U.
Telefónica Gestión Logística, S.A.C Logistics	Peru	PEN	15	100%	Telefónica Servicios Globales, S.L.U. (99.49%) Telefónica del Perú, S.A.A. (0.51%)
Telefónica Gestión Integral de Edificios y Servicios, S.L. Management and administrative services rendered	Spain	EUR	—	100%	Telefónica Servicios Globales, S.L.U.
Tempotel, Empresa de Trabajo Temporal, S.A. Temporary employment agency	Spain	EUR	—	100%	Telefónica Servicios Globales, S.L.U.
O2 Worldwide Limited	UK	GBP	—	100%	Telefónica, S.A.
Synergic Partners, S.L.	Spain	EUR	—	100%	Telefónica Digital España, S.L.
Submarine Telecommunications, S.L.	Spain	EUR	—	100%	Telefónica América, S.A.
Telefónica Innovación Alpha, S.L.	Spain	EUR	—	100%	Telefónica, S.A.
Telefónica Servicios Globales, S.L.U.	Spain	EUR	1	100%	Telefónica, S.A.
Telefónica UK (held for sale)
Telefónica UK Ltd. Wireless communications	UK	GBP	10	100%	O2 Holdings Ltd.
Giffgaff Ltd Wireless communications services provider	UK	GBP	—	100%	Telefónica UK Ltd.
O2 Networks Ltd. Holding company	UK	GBP	—	100%	O2 Holding Ltd.
Cornerstone Telecomunications Network sharing	UK	GBP	—	50.00%	O2 Cedar Ltd (10.00%) O2 Networks (40.00%)
Telefónica Europe plc Holding company	UK	GBP	9	100%	Telefónica Capital, S.A. (0.01%) Telefónica, S.A. (99.99%)
MmO2 plc Holding company	UK	GBP	20	100%	O2 Secretaries Ltd. (0.01%) Telefónica Europe plc(99.99%)
O2 Holding Ltd Holding company	UK	GBP	12	100%	Telefónica Europe plc
Tesco Mobile Ltd. Wireless telephony services	UK	GBP	—	50.00%	O2 Communication Ltd.

Telefónica, S.A.    152

2015 Consolidated Financial Statements

Other companies held for sale
Telefónica Gestión de Servicios Compartidos España, S.A. Management and administrative services rendered	Spain	EUR	4	100%	Telefónica, S.A.
Companies accounted for using the equity method
Telefónica Factoring España, S.A. Factoring services provider	Spain	EUR	5	50.00%	Telefónica, S.A.
Telefónica Factoring Do Brasil, Ltd. Factoring services provider	Brazil	BRL	5	50.00%	Telefónica, S.A. (40.00%) Telefónica Factoring España, S.A. (10.00%)
Telefónica Factoring México, S.A. de C.V. SOFOM ENR Factoring services provider	Mexico	MXN	33	50.00%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Perú, S.A.C. Factoring services provider	Peru	PEN	6	50.00%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Factoring Colombia, S.A. Factoring services provider	Colombia	COP	4,000	50.00%	Telefónica, S.A. (40.50%) Telefónica Factoring España, S.A. (9.50%)
Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A. Specialised credit institution	Spain	EUR	5	50.00%	Telefónica, S.A.
Healthcomunity, S.L Internet supplier of medical goods and services	Spain	EUR	—	50.00%	Telefónica Digital España, S.L.

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Appendix VII: Key regulatory issues and concessions and licenses held by the Telefónica Group

Regulations

As a digital telecommunications operator, the Telefónica Group is subject to sector-specific telecommunications regulations, general competition law and a variety of other regulations, including privacy and security, which can have a direct and material effect on the Group’s business areas. The extent to which regulations apply to the Telefónica Group depends largely on the nature of our activities in a particular country, with traditional fixed telephony services and fixed broadband usually subject to stricted regulations.

In order to provide services and operate its networks, and to use spectrum, the Telefónica Group must obtain general authorizations, concessions and/or licenses from the pertinent authorities in each country in which the Group operates (hereinafter referred to as national regulatory authority, NRAs). The Group is also required to obtain radio frequency licenses for its mobile operations.

In this section it is described the legislative framework and the recent legislative key developments in the most relevant countries and regions in which the Group has significant interests. Many of the legislative changes and the adoption of regulatory measures by sectorial regulators, which are described in this section, are in the approval process and therefore have not concluded.

Electronic Communication Regulation in the European Union

The European Union’s legal framework for electronic communications services was developed with the aim of promoting competition and improving the harmonized functioning of the European market for electronic communications networks and services. The European Union’s legal framework was last modified in 2009, in response to market and technological and changes in the industry.

Rules promulgated pursuant to the European Union’s Legal framework define user’s rights and focus on access to networks, interconnection, privacy, data security, and protection and preservation of universal access, among other things. Recent EU measures have supplemented the EU framework with regulations focused on relevant markets international roaming, spectrum, next generation fixed networks, net neutrality and call termination rates for fixed and mobile networks.

In each Member State a national regulatory authority, or NRAs, is responsible for enforcing national telecommunications laws incorporating the EU framework. NRAs are subject to the supervision of the European Commission, which formally and informally influences their decisions in order to ensure harmonized application of the EU framework throughout the European Union. In particular, the European Commission has identified certain markets (relevant markets) that are susceptible of ex-ante regulation. These markets have to be analyzed by NRAs in order to see whether there are participants with significant market power (SMP). In these instances, NRAs are instructed to impose at least one obligation relating to price control, transparency, non-discrimination, accounting separation or access obligations on market participants with SMP. Companies may challenge the decisions of their national regulatory authorities before their domestic courts. Such legal proceedings may lead to a decision by the European Court of Justice or ECJ, which is the ultimate authority on the correct application of EU legislation.

EU competition law

The European Union’s competition rules have the force of law in all EU Member States and are, therefore applicable to the Telefónica Group’s operations in those countries.

The Treaty of Rome prohibits “concerted practices” and all agreements between entities that may affect trade between Member States and which restrict or are intended to restrict, competition within the internal market. The Treaty also prohibits any abuse of a dominant competitive position within the common market of the EU, or any substantial part of it, that may affect trade between Member States.

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The EU Merger Regulation requires that all mergers, acquisitions and joint ventures involving participants meeting certain turnover thresholds be submitted to the EU Commission for review, rather than to the national competition authorities. Under the amended EU Merger Regulation, market concentrations will be prohibited if they significantly impede effective competition in the EU common market. The European Commission and the office of the European Competition Commissioner are granted the authority to apply the EU competition framework.

Similar competition rules are set forth in each EU Member State, with the corresponding national competition authorities overseeing compliance with these regulations. All the European countries in which the Telefónica Group operates and referred to below are Member States of the European Union.

Recent developments

Currently, the regulatory debate in the European Union is basically focused on the development of the Telecom Single Market (TSM) Package and the new European Digital Single Market (DSM) Strategy

Telecom Single Market

Regarding with TSM, the Regulation (EU) 2015/2120 of the European Parliament and of the Council of November 25, 2015 was adopted, which lays down measures basically concerning open internet access (Net Neutrality) and roaming on public mobile communications networks within the Union.

•	Roaming: provisions will enter into force next April 30, 2016. When its implementation is effective, operators may only charge an additional fee on domestic prices. Thus, extra charges are for calls €0.05 / minute, €0.02 per SMS sent and €0.05 per megabits data (excluding VAT). During this period, the sum of the domestic retail price and any surcharge applied for regulated roaming calls made, regulated roaming SMS messages sent or regulated data roaming services shall not exceed EUR 0.19 per minute, EUR 0.06 per SMS message and EUR 0.20 per megabyte used.

Those extra charges will disappear from 15 June 2017 when retail roaming surcharges should be abolished, subject to a previous wholesale market review that should guarantee its sustainability

•	Net Neutrality: the text enshrines the right of Internet users to access and distribute legal content, services and applications of their choice. As a general principle all traffic has to be treated equally. However, reasonable traffic management is allowed, different types of traffic can be treated differently in certain cases.

National regulatory authorities shall monitor the traffic management practices and the effect of their commercial practices on consumer’s rights.

Digital Single Market

Last May 6, 2015, the European Commission adopted a new “Digital Single Market” Strategy, which establishes a series of policy initiatives to promote the development of the single market of digital services and networks.

As a result of the above, the European Commission has issued several public consultations, including very relevant issues such as the review of the regulatory framework for electronic communications, the role of online platforms or the revision of the Audiovisual Media Services. In accordance with the outcome of these public consultations, the European Commission will initiate legislative processes, which could have significant implications, among others, on access to network, communication services regulation, spectrum use, auction conditions, duration and renewal of licences, audiovisual services, on line platforms regulation and other issues of a different nature.

Among the most relevant initiatives, we can find the following:

•

Network and Information Security: on December 7, the Council and European Parliament reached a political agreement on the Directive on Network and Information Security (NIS), the first EU-wide legislation on Cybersecurity. Following this political agreement, once the text is formally approved, Member States will have 21 months to implement this Directive into their national laws and 6 months more to identify operators of essential services. The NIS Directive sets rules to improve

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Cybersecurity capabilities in Member States, improve Member States’ cooperation on Cybersecurity and require “operators of essential services” in the Digital Infrastructure, energy, transport, banking and healthcare sectors, and “providers of key digital services” like search engines, online market places and cloud computing, to take appropriate security measures and report incidents to the national authorities.

•	Data Protection: a political agreement between Council and European Parliament has been reached on December 15, on General Data Protection Regulation (GDPR) and Data Protection Directive. To conclude the procedure, formal adoption by both the Council and the Parliament is required (expected in spring 2016). GDPR will become applicable two years thereafter, by spring 2018. There are certain critical provisions that, could hinder the launching of some services focused on the processing of personal data. GDPR introduces administrative fines of up to 4% of an undertaking’s annual global turnover for breaching the new data protection rules

•	Copyright: the European Commission put forward a Proposal for a Regulation on cross-border Portability of online content services in the internal market as well as a Communication regarding the Copyright Framework that could lead to a Copyright reform with legislative proposals and policy initiatives in 2016.

•	Safe Harbor: in October 2015 the Court of Justice of the European Union declared invalid the “Safe Harbor Agreement”. Authorities in the EU and US for the past two years have been renegotiating a new agreement to ensure a similar level of protection to that provided by the EU. The Commission is confident in reaching that agreement with US Authorities on Safe Harbor by end January 2016. The new arrangement is a pre-condition to finalize the negotiations on the digital chapter in TTIP (Transatlantic Trade and Investment Partnership).

Spain

General regulatory framework

The legal framework for the regulation of the telecommunications sector in Spain is governed by the General Telecommunications Law (9/2014) of May 9. The bill reduces administrative burdens to boost networks deployments, as well as the adoption of complementary measures for boosting investment in telecommunications sector.

The Market and Competition National Commission, or CNMC, created by the Law 3/2013, assumed in 2013 its role as telecommunications and audiovisual service regulator in Spain. This new organism is also the competition authority in Spain and the national regulatory authority for transport, postal services and energy.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.

Market analysis

Following, obligations imposed by the national regulator in the most relevant markets -in which Telefónica is deemed to have SMP are detailed.

Fixed markets

Retail access to the fixed-location public telephone network, retail market for calls in a fixed location and retail market for rental lines

In this market, the National regulatory authority had made a third round of market analysis, applying a final resolution dated on December 13, 2012, concluding that Telefónica de España is an SMP in retail access to fixed-location public telephone network services, for clients with an identification number not associated to a specific business plan, such as a reference market which can be regulated ex ante. As an operator with SMP, Telefónica de España is subject to certain specific obligations and restrictions.

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Wholesale fixed call origination market

In December 2008, the National regulatory authority concluded that Telefónica de España is an operator with SMP in this market and requested that Telefónica de España offer wholesale service to assist other operators in offering IP telephony services and provide information of migration to Next Generation Networks.

This market is under analysis by the CNMC, therefore it is likely that the final decision will be taken during the first half of 2016.

Fixed call termination market on individual networks

In October 2014, the CNMC carried out a market analysis in terminated fixed networks, and concluded that every single provider, including Telefónica de España, are dominants in terminating fixed networks and, as a consequence, are obliged to provide the terminating service applying cost-orientation and non-discrimination obligations to the rest of operators, according to a purely incremental costs model. Subsequently, the CNMC reduced the terminating fixed network tariff by 85%, on average. Noticeably, this decision implied the overcome of interconnection asymmetry (terminating fixed networks prices of alternative operators to Telefónica previously were 30% higher than the prices of Telefónica). Finally in fixed call termination market on IP networks, Telefónica de España is required to submit an “Interconnection Reference Offer” (OIR).

Mobile market

Mobile network call termination

In May 2012, the ANR adopted a measure establishing the wholesale price at 0.0109 €/minute, as from July 2013. The CNMC has begun preparatory work to the analysis of this wholesale market of mobile voice call termination, therefore it is likely a final decision throughout 2016.

Mobile Virtual Network Operators

It remains in force since February 2, 2006, the consideration of Telefónica Móviles Spain, along with Vodafone and Orange, as a company with significant market power in access services and origination in public mobile telephone networks. As a consequence of this regulation Telefónica Móviles Spain has an obligation to attend any reasonable access request to its network. Currently, the CNMC is assessing the possibility of reviewing the market and the obligations imposed on it by the aforementioned resolution.It expected that this analysis will be carried out throughout 2016.

Wholesale (physical) to network infrastructure access and wholesale broadband access

In January 2009, the National regulatory authority concluded that Telefónica de España is an operator with SMP in the wholesale (physical) network infrastructures access market, and imposed the following obligations: access to full and shared unbundled access to copper loops, sub-loops and ducts, cost oriented tariffs and accounting separation, transparency and non-discrimination obligations including an Unbundling Reference Offer and a Ducts Reference Offer.

In December 2014, CNMC has conducted a public consultation exercise and propose a new action plan based on market analysis, with a view to proposing the maintenance previous agreements and obligations, imposing on Telefónica de España the obligation on virtual unbundled access to fiber adopting pricing rules that makes possible the economic replicability of its retails offerings, strengthening local access networks. Wholesale prices for local loop unbundling were increased from 8.32 to 8.60 €/month by the National regulatory authority, in July 2013.

The CNMC concluded that Telefónica de España has significant market power in the wholesale broadband access market and is therefore required to provide other operators with wholesale broadband access services up to 30 Mbps in copper and fiber infrastructures. The NRA also required Telefónica de España to publish a wholesale broadband access reference offer, provide cost-oriented rates and accounting separation, to avoid discrimination in network access and to report broadband retail changes in services prior to offering them in the market.

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On November 16, 2010, the National regulatory authority approved a new wholesale broadband offer (known as the new broadband Ethernet service or NEBA) which will allow alternative operators to provide retail services more independently from Telefónica retail offers up to 30Mbps.

In May 2013, the National regulatory authority proposed a reduction in wholesale broadband prices, although the European Commission considered the proposal incompatible with European law, due to the methodology used to determine the prices. Taking into account the European Commission’s comments, the CNMC has adopted a decision on January 30, 2014, reducing the prices 18%.

In December 2014, CNMC has carried out a consultation about a new proposal of market analysis that eliminates the 30Mbps limit and incorporates the need of applying different regulation on a geographical basis for the residential clients segment, so that Telefónica will no longer be obliged to offer wholesale broadband services access (bitstream) in that areas of greater competition. In that sense, Telefónica de España will be only obliged to offer its wholesale broadband access services (bitstream) for the residential segment, in no-competitive areas. In this case, the wholesale service offered over the telephone copper network would have cost-oriented prices, unlike the fiber network service offered, which is subject only to the fulfilment of economic replicability criterion.

For the business segment, the consultation proposes to oblige Telefónica de España to offer its wholesale broadband access services both on the copper and fiber network, throughout the national territory.

The CNMC has referred the proposal to the European Commission in November 2015, having received the approval to the end of December 2015, so that this proposal can be modified in the final decision, which is expected for the first quarter of 2016.

Universal service obligations

According to the General Telecommunications Law, Universal service is set of defined services whose aims are to ensure that all Spanish citizens have access to certain basic telecommunications services, regardless of their geographic location, with a minimum quality level and at accessible prices.

Telefónica de España was designated the operator responsible for the provision of the connection to the public electronic communications network, with the possibility of establishing broadband data connection with a descending speed no less than 1Mbit per second, and the provision of the public telephone service available from a fixed location and the operator responsible for the preparation and delivery of public telephone directories to the telephone subscribers. Telefónica Telecomunicaciones Públicas, S.A.U. was designated as the operator responsible for the provision of a sufficient supply of public payphones.

Contribution to RTVE funding

In August 2009, the Radio and Television Corporation Finance Law “(Ley de Financiación de la Corporación de Radio y Television Española)” was approved establishing that: (i) telecommunication operators, which operate nationwide or at least in more than one region, have to make a fixed annual provision of 0.9% of the invoiced operating income of the year (excluding the revenues of the wholesale reference market) and, (ii) on the other hand, the concessionaire companies and providers of TV services which operate nationwide or at least in more than one region should make an annual contribution fixed as follows: (a) 3% on the gross revenue of the year for open concessionaire companies or TV services providers, and (b) 1.5% on the gross revenue of the year for concessionaire companies to provide Pay TV services.

In Spain, self-settlement of the contributions made has been appealed by Telefónica España and Telefónica Móviles España as well as, the Royal Decree 1004/2010, which approves the Regulation developing the abovementioned law.

The European Commission initiated a state aid investigation and concluded that such funding mechanism did not constitute illegal state aid. Against this decision, Telefónica de España and Telefónica Móviles España, filed an appeal before the European Court of Justice. By judgment issued on July 11, 2014, the European Court has entirely rejected the appeals which Telefónica filed against the decision of the European Commission. Telefónica has not appealed to the Court of Justice of the EU. The situation cannot be considered definitive yet because DTS filed before the Court of appeal, where Telefónica de España and Telefónica Móviles España are interveners in support of DTS, and a judgment decision is expected.

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Acquisition of Distribuidor Oficial de Televisión, S.A. (DTS)

Under the April 22, 2015 resolution the CNMC authorized the acquisition of the exclusive control of DTS (Distribuidor Oficial de Televisión, S.A.) by Telefónica de Contenidos, S.A.U. As a result of such authorization the new entity assumed a set of obligations for 5 years (commitments), which briefly are: i) the obligation to make available a wholesale offer of channels with premium content, that allows the replicability of Telefónica retail Pay TV offer; ii) prohibition of including period of permanence clause in contracts for Pay TV packages; iii) the prohibition of attract DTS customers for a period of two months; iv) the obligation to keep at least three international routes uncongested with three Internet Connectivity Providers; v) the prohibition of formalize exclusive contracts exceeding three years with content providers.

United Kingdom

General regulatory framework

The EU Regulatory Framework was implemented in the United Kingdom by the Communications Act in 2003. The Act designates the Office of Communications or Ofcom, as the NRA responsible for the regulation of electronic communications networks and services. The Office of Communications, or Ofcom, is designated as the NRA responsible for the regulation of electronic communications networks and services.

Market reviews

Following a market review, mobile termination rates for the four national mobile communications operators (Vodafone, Telefónica United Kingdom, EE and H3G) are subject to controls based on the pure long-run incremental cost (pure LRIC) approach. The present mobile wholesale termination rate is 0.680 ppm and this will be subject to a reduction of CPI-26.3% and 3.1% from April 1, 2016, and April 1, 2017, respectively.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex. Following a direction from the Government, Ofcom adopted, in September 2015, to raise the annual license fee for the use of spectrum in the 900MHz and 1800 MHz bands, from the previous level of 15.6 million pounds per annum, to 48.7 million pounds per annum. On January 30, 2015, following negotiations with the UK Government, all the UK mobile operators, including Telefónica UK, accepted an amendment to their 900MHz and 1800MHz licences, requiring each of them to meet a 90% geographic coverage obligation for voice and text services.

Following consultation and further representations, on December 3, 2015, OfCom announced that has decided to award of 2.3 GHz and 3.4 GHz spectrum after decisions have been made by the relevant competition authorities, in relation to the proposed merger between Telefónica UK Limited and Hutchison 3G UK Limited.

Germany

General regulatory framework

The European Union legislative framework was implemented in Germany at the end of June 2004, by the approval of Telecommunications Act (Telekommunikationsgesetz). The national regulatory authority responsible for regulation of electronic communication networks and services is the Bundesnetzagentur, or BNetzA. Following the adaptation of the 2009 EU Telecom Package, the Telecom Act was repeatedly amended and the last modifications entered into force in August 2013. Transition periods existed for some of them. Worth mentioning are the rules, concerning the free-of-charge-waiting-loop and some of the rules concerning the change of the provider.

Acquisition of E-Plus

On August 29, 2014, the European Commission granted the final authorization for the acquisition of E-Plus. In the course of the merger clearance process, Telefónica Deutschland agreed to a set of remedies which fully address the European Commission’s competition concerns. In this regard, Telefónica committed to sell upfront 20 percent of its mobile network capacity via Bitstream Access to an MVNO and give the opportunity

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to acquire up to 10 percent additional network capacity. Accordingly, Telefónica Deutschland signed a corresponding contract with Drillisch. Furthermore, to enable a potential entry into the German market, Telefónica offers to make available to one party a package of 2.1 and 2.6. GHz frequencies, mobile sites, national roaming and a passive site sharing. This package is offered to any third party which has declared a respective interest until the end of 2014 and to Drillisch Group up to 2019 (see below). In addition, existing contracts with wholesale partners will be extended until 2025, the transition to a different guest network operator will be facilitated and, as of June 30, 2016 MVNOs / service providers will be granted access to 4G.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.

On July 4, 2014 and September 25, 2015, BNetzA adopted a decisions concerning the frequency aspects of the Telefónica Deutschland Holding AG merger with E-Plus Mobilfunk GmbHCo KG (E-Plus) obliging Telefónica Deutschland (the surviving entity after the merger takes place) to terminate some rights of use of the spectrum in the 1800 MHz band by June 30, 2016 instead of December 31, 2016, for those 1800 MHz spectrum frequencies Telefónica Deutschland has not reacquired at the abovementioned auction proceeding. The remaining 1800 MHz spectrum band that was not reacquired was returned at the end of 2015.

The German regulator also announced that it will perform a frequency distribution analysis, and determine whether any additional action is needed, particularly in the area of the 2GHz spectrum band granted to Telefónica Deutschland.

Market reviews

Mobile termination rates

Since 2006, Telefónica Deutschland has subsequently challenged decisions adopted by BNetzA on mobile termination rates. Some appeals are pending at the Constitutional Court.

BNetzA bases some of its calculations on benchmarks, others in its new internally-developed cost model, while the latest have been based on a hypothetical bottom-up cost model developed by an external consultant (WIK) on behalf of BNetzA. In all these decisions, BNetzA has based its calculations on an approach which takes account of common costs, disregarding the “Pure LRIC” approach which is recommended by the EU Commission and which does not take account of such common costs.

The EU Commission has therefore repeatedly requested that the German regulator to withdraw or amend its MTR decisions. There is therefore a risk that the EU Commission will initiate infringement proceedings against Germany, and rates may be further reduced.

Following BNetzA’s latest MTR decisions, the new prices have gradually decreased from 0.0172 euro/minute to 0.0166 euro/minute from December 1, 2015 until the end of November 2016.

Fixed termination rates (FTR)

In its FTR decisions, BNetzA has based its calculations on an approach which takes account of common costs, disregarding the “Pure LRIC” approach which is recommended by the EU Commission and which does not take account of such common costs. In its latest FTR decisions, BNetzA has set FTR for all market players at 0.0024 euro until December 31, 2016.

Agreement with Deutsche Telekom on transfer of 7,000 rooftop sites

In the course of its network integration with E-Plus, Telefónica Deutschland is transferring 7,000 redundant mobile telephone sites to Deutsche Telekom. The contract with Deutsche Telekom signed on July 2015, allows to save massive dismantling cost. The transaction was closed on October 1, 2015. Telefónica Deutschland can use the rooftop sites without restrictions until they become unnecessary through the integration of Telefónica Deutschland and E-Plus networks. Amongst other measures, with these savings, Telefónica Deutschland can leverage resources to expand its LTE network.

Agreement with Deutsche Telekom on access to their NGA platform

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Since July 2012, Deutsche Telekom offers a wholesale bitstream access model (VDSL contingent model), which in April 2014 has been developed further to include newly built VDSL and vectoring accesses. In this sense, Deutsche Telekom and Telefónica Deutschland signed a contract regarding the model on December 6, 2012. In addition, Telefónica Deutschland and Deutsche Telekom entered into a final and binding agreement on December 20, 2013 with regard to fixed-line broadband services. Such agreement foresees the transition from Telefónica Deutschland’s “ADSL” infrastructure to the advanced network infrastructure of Deutsche Telekom (the so-called “next generation access platform” or NGA platform) which will enable Telefónica Deutschland to offer its customers high-speed internet products with data transfer rates of up to 100Mbit/s. The completion of the transition to Deutsche Telekom’s NGA platform is expected for 2019.

Brazil

General legislative framework

The delivery of telecommunications services in Brazil is subject to regulation under the regulatory framework provided in the General Telecommunications Law enacted in July 1997. The National Agency for Telecommunications, (Agência Nacional de Telecomunicações or ANATEL), is the principal regulatory authority for the Brazilian telecommunications sector.

Licenses

The main licenses and authorization to use spectrum are shown in the table at the end of this Annex.

In Brazil, concessions are awarded for providing services under the public regime, while authorizations are granted for providing private regime services. The only service provided under both regimes is the Commuted Fixed Telephony Service (CFTS). All other services are provided under the private system.

In the state of São Paulo, Telefônica Brasil provides local and national long-distance Commuted Fixed Telephony Service (STFC) under the public regime, through a concession agreement. The current concession agreement dated from December 22, 2005, was renewed on January 1, 2006, and will be valid until December 31, 2025. In principle, the assets assigned to the provision of the services described in the public concession agreement are considered reversible assets; the scope of such reversibility is subject to a complex debate at different instances.

On December 15, 2010, ANATEL released a public consultation proposing the amendment of clause 3.2 of the concession agreement. It resulted in the approval of Resolution No. 559 published on December 27, 2010, that establishes new revisions for the concession agreement, on the dates May 2, 2011, December 31, 2015 and December 31, 2020.

The June 30, 2011 the company revised its concession agreement and entered into new contracts for local and long distance services with the new conditions imposed on the company. On June 27, 2014, ANATEL issued a public consultation for the current revision of the concession agreement and publication of the definitive conditions (which might deal, among others, with the abovementioned reversibility issue, universalization goals and, in general, the obligational regime of the concessionaire) and that were to be published in 2015, but has been postpone until April 2016. In addition, current reversibility regulations will be reviewed by ANATEL, which is expected to issue a discussion public consultation in the near future. Definitive regulations might be issued in the second half of 2016.

Publication of the new Plano Geral de Metas de Universalização (PGMU) is also still pending and it is expected to occur, as well, in April 2016.The last “PGMU” was published on June 30, 2011 and applies to the 2011-2015 period. This sets goals for public phones, low cost fixed-lines and coverage density in rural and poor areas with 2.5GHz/450 MHz spectrum band.

In the remaining states of Brazil, Telefônica Brasil provides local, and long-distance and international CFTS service, personal mobile service, and broadband multimedia communication services (which includes the provision of fixed broadband connections) and Pay TV services, all under the private regime.

Radiofrequencies authorizations, for its turn, are granted for a limited period of time (maximum of 20 years, renewable once). The most important radiofrequencies authorizations held by Telefônica Brasil are those associated with the exploitation of mobile services and are described in the licenses section.

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In 2014, ANATEL auctioned Radiofrequencies licenses in the 700MHz frequency and Telefônica Brasil acquired the license to use one of the bands. According to the bidding notice, the winning parties were required to incorporate an independent entity that will manage the whole refarming process of the 700MHz (currently, the band occupied by the free-to-air analog broadcasters). Winning parties shall also provide such entity with the financial and operational resources to provide equipment and support for the broadcasters and the final users (which, subject to certain conditions, will be entitled to receive Digital TV receivers). Federal regulation establishes a timeline to implement such refarming which is scheduled to be concluded by December 2018.

In December 2015, ANATEL auctioned the spectrum lots remaining in the 1800 MHz, 1900 MHz, 2500 MHz and 3500 MHz bands, where Telefónica acquired seven lots of 2.5 GHz frequency band. These lots are associated to six different States, five of them in the capital cities of the States of São Paulo, Rio de Janeiro, Porto Alegre, Florianópolis, and Palmas and one in an interior city of the State of Mato Grosso do Sul. Such frequencies will be used for provision of mobile broadband service on 4G.

In relation to the acquisition of GVT, according to Brazilian law, the transaction was approved by Brazilian regulators ANATEL and CADE. On December 22, 2014, and on March 25, 2015, ANATEL fully approved the transaction, respectively and imposed certain obligations including (1) the maintenance of current GVT services and plans within the same geographic scope in which GVT operates today, requiring, in addition, that the successor company expand its operations to at least ten new municipalities within three years beginning on January 26, 2015; and (2) the waiver of the FSTS license held by GVT within 18 months of ANATEL’s decisions, because regulations establish that the same economic group cannot hold more than one FSTS license in the same geographic area.

Telefónica understands that the obligations imposed do not compromise the terms of the GVT acquisition or its value.

Interconnection, tariffs and prices

Interconnection among public networks is mandatory in Brazil. Generally, parties can freely negotiate the terms and conditions about technical points, economic discounts and rights/obligations, of the interconnection agreements. Interconnection rates for fixed network operator identified as operator with significant market power (SMP) (Res. 588/2012) are adopted by ANATEL; the interconnection rates for the use of mobile operators networks (Res. 438/2006), may be agreed between the parties. However, if the parties fail to reach a consensus, particularly regarding charges to fixed operators (Res. 576/2011), ANATEL imposes the rates to be used.

Therefore, further to the abovementioned Resolutions 438/2006 and 588/2012, the following asymmetric measures to the operators with significant market power (SMP) were established:

(a) Operators without SMP are entitled to charge fixed termination fees up to 20% higher than the highest fee adopted by fixed operators with SMP in the same region (despite the fact that there is a pending administrative proceeding before ANATEL challenging such disposition).

(b) Operators without SMP are entitled to charge mobile termination fees (VU-M) up to 20% higher than the highest VU-M adopted by mobile operators with SMP in the same region.

Moreover, on November 8, 2012, ANATEL published the General Plan of Competition Goals (PGMC), which, in general, provides ex-ante obligations for SMP telecommunications providers that are deemed critical for the development of competition in the telecommunications industry. These ex-ante obligations include measures of price transparency and market conditions, and specific rules for composition of conflicts between agents, such as: (i) mandatory submission and approval of reference offers in the wholesale market, and an offer of warranty service to certain players, and (ii) transparency measures such as the creation of a Data Base and Wholesale Supervisor Entity.

The Telefónica Group, including VIVO, has been identified as an operator with SMP in the following markets: (i) fixed network infrastructure access for data transmission in copper pairs or coaxial cables at speeds up to 10 Mbps in the region of São Paulo, (ii) wholesale fixed network infrastructure to transport local and long distance transmission at speeds up to 34 Mbps in the region of São Paulo, (iii) passive towers, ducts

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and trenches infrastructure throughout Brazil; (iv) call termination on mobile network in Brazil, and (v) national roaming market throughout Brazil.

Also, as far as mobile termination rates (VU-M) are concerned, the PGMC established that they shall observe the following scheme: the reference VU-M value applicable to a provider belonging to a Group declared with SMP within the mobile termination market shall be based on the model of incremental costs.

Further, ANATEL’s Resolution No. 649 of February 12, 2015, changed Article 42 of the Appendix I of the PGMC, and established a decreasing Bill and Keep between SMP and the non-SMP operators: [from 80/20 % between 2013 and 2015, 75/25% between 2015 and 2016, 65/35% between 2016 and 2017, 55/45 % between 2017 and 2018, 50/50 % between 2018 and 2019 and Full billing in 2019 when the definitive cost-oriented-model fees shall be in force. Such Resolution has been challenged in courts without a definitive outcome.

Accordingly, the VU-M values (in Brazilian reáis) for 2016 applicable to Telefônica Brasil are the following: i) Region I: 0.09317 ii) Region 2: 0.10309 iii) Region 3: 0.11218.

Pursuant to applicable laws, reductions of VU-M must be reflected in VC1 (retail price paid by users for local fixed-mobile calls) and VC2 and VC3 (retail price paid by users for national long distance fixed-mobile calls). Accordingly and as a consequence of the new V-UM in Act 7272 and 7310, on February 24, 2014, ANATEL published its Act 1742 establishing the new VCs for 2014: approximately 0.07388 Brazilian reais less than the previous VC1s in Region III (as Telefónica only offers local fix telephony services in that region); and approximately 0.10901 Brazilian reais less than the previous VC2 and VC3. The amounts of the VC here mentioned are net of tax.

In December 2013, ANATEL issued Resolution No. 629 which establishes terms and conditions to execute Conduct Adjustment Terms (Termo de Ajustamento de Condutas) aimed at suspending administrative proceedings in course, if license holders assume certain obligations to fully comply with regulations and provide compensations and awards to users.

On March 7, 2014, ANATEL issued the Resolution No. 632 which approved the Regulation of Users Rights of Telecommunications Services, which improves transparency in consumer relations and expands the rights of those who use fixed and mobile telephony, broadband and Pay-TV. This Resolution No. 632 has among other novelties, simplified the cancellation of a telecommunications service, granted more transparency on the services offered and simplified the way to contest the invoices.

Competition law

Brazilian competition regulation is based on Law No. 12529 of November 30, 2011. The Administrative Council for Economic Defense, or CADE, is the agency in charge of enforcing the competition rules.

The new antitrust law establishes a pre-merger notification regime for concentration transactions, with new turnover thresholds (one participant with gross revenue of BLR750 million in Brazil and other participant with gross revenue of BRL75 million in Brazil) and maximum time length for merger review procedure (240 days, extendable to 330 days)..

Mexico

General regulatory framework

In Mexico, the provision of telecommunication services is governed by the Constitution and the Federal Telecommunication and Broadcasting Law, published on July 14, 2014, among others.

The Federal Telecommunications Institute (IFT) is the authority responsible for the regulation, promotion and supervision of the use, development and exploitation of radio spectrum, networks and the provision of broadcasting services and telecommunications as well as the antitrust authority for broadcasting and telecommunications sectors.

IFT as the Mexican national authority in communications and broadcasting sectors, declared in 2014 the “América Móvil Group” a preponderant operator in the telecommunications market , imposing it specific measures asymmetric obligations in order to avoid damaging competition and free competition within these

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measures the obligation not charge for calls terminating on its network and a set of Reference Offers for: leasing of dedicated links, access and shared use of passive infrastructure in fixed and mobile networks, mobile virtual network operators (MVNOs), Roaming and local loop unbundling.

Furthermore, on August 26, 2015 was established by the Consumers Affair Authority a special division on Telecommunications affairs to monitor, coordinate, control, substantiate and resolve conciliation, arbitration and infringements, review, modification and grant the use of adhesion contracts in terms of Federal Consumer Act.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex.

Pegaso PCS, SA de C.V. (Pegaso PCS) has multiple licences to use a Public Telecommunications Network and the use of spectrum for the provision of mobile local service nationwide, while T Grupo de Telecomunicaciones Mexicanas, SA de C.V. (GTM) has concessions to install, operate and explore a public telecommunications network long distance, national and international (July 6, 2003); changing the title of the network to provide basic local services and public telephony (March 28, 2006); concession to provide pay television service (DTH) and data transmission via satellite in the KU band (January 6, 2011) as well as data transmission services via satellite, KA Band (August 6, 2012); and, finally, granting rights to exploit the transmission and reception of signals of frequency bands associated with foreign satellites -WILDBLUE 1, ANIK F2- (August 6, 2012) and Amazonas-3. (December 19, 2013)

On October 7, 2015 GTM executed an agreement whereby such company assigned to Telefónica International Wholesale Services México, S.A. de C.V. (formerly Media Networks México Soluciones Digitales, S.A. de C.V.) all rights and obligations derived from the concession to grant the restricted televisión service (DTH) and transmission of data through satellite in KU band (January 6, 2011), subject to the corresponding authorization of the authority.

On October 15, 2015 executed a license exchange agreement (swaps) of frequency bands pursuant to articles 104 and 106 last paragraph of LFTy R, in which AT & T Norte, S. de RL de CV held, AT & T Digital, S. de RL de CV and AT&T Desarrollo en Comunicaciones de México, S. de R.L. de C.V. (Concesionarios AT & T) Pegaso PCS gave six blocks of 5 + 5 MHz in the range 1850-1910 MHz / 1930-1990 MHz concession in Regions 2, 3, 4, 6, 7 and 9, in turn gave Pegaso PCS the AT & T Dealers six blocks of 5 + 5 MHz concession in the range 1735-1740 MHz / 2135-2140 MHz in Regions 2, 3, 4, 6, 7 and 9, which continue use by the Concesionarios AT & T under a lease agreement for migrate its users. The IFT granted the authorization on December 15, 2015.

Prices and tariffs

Tariffs charged to customers are not regulated. They are set by mobile operating companies and must be registered with IFT, in order to be enforced. Since January 1, 2015, operators in Mexico are not allowed to charge for national long distance services.

Interconnection

In 2011, the Federal Telecommunications Commission (Cofetel) ruled resolutions to interconnections disputes reducing mobile termination rates (MTR). These resolutions were appealed by Telefónica México, such proceedings have not been resolved yet.

During 2015, “IFT” ruled several resolutions regarding interconnection disputes reducing even more the MTR for 2012-2015. Telefónica México appealed such resolutions. However they have not been resolved yet. On October 1, 2015, the IFT published in the Official Gazette the MTR that shall be used to resolve interconnection disputes regarding the MTR for 2016 ($ 0.1869 Mexican pesos per minute), this tariff was calculated by IFT using a Pure LRIC method. Telefónica filed an appeal which have not been resolved yet.

On May 27, 2015, Telefónica Mexico and Axtel-Avantel signed an interconnection agreement in which the parties set the MTR applicable for 2005 to 2011, this agreement meant the ending of the disputes concerning MTR for such periods.

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Furthermore, on June 21, 2012, CIADI Secretary-General declared admissible the international arbitration presented by Telefónica, S.A. against Mexican United States. Telefónica, S.A. formulated their lawsuit memorial, on September 20, 2013, by virtue of which claim for damages incurred as a consequence of the resolutions to interconnections disputes, issued by different Mexican regulatory and administrative bodies, of mobile termination rates. Mexican United States answered on February 28, 2014. The arbitration hearing will be held the week of April 25, 2016.

Foreign ownership/restrictions on transfer of ownership

Since the amendments to the Constitution published in June 2013 foreign investment (FDI) up to one hundred percent in telecommunications is allowed.

Competition law

The Federal Law of Economic Competition published on May 23, 2014, its regulations and the “Regulatory Provisions of the Federal Law of Economic Competition for telecommunications and broadcasting published by the IFT on January 12, 2015, constitute the applicable regulatory framework by the IFT in terms of economic competition for the broadcasting and telecommunications sectors.

Venezuela

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex. In the auction process of the 4G frequencies, Telefónica was awarded an extension of the general habilitation from 2025 to 2029.

On November 28, 2015, the 14 transport concessions expired. In these concessions were more than 11,000 microwave links that support much of the operation of Telefónica Venezolana. In this way, on June 4, 2015 a formal request was sent to CONATEL for the renewal of these 14 concessions.

Prices and rates

In accordance with the last reform of the Organic Law of Telecommunications (2011) , the system for fixing the prices for telecommunication services remains the same, consisting of simply notifying them to CONATEL, except for fees for basic telephony services (local, national and international long distance) and those for services provided under universal obligations that are established by the government. However, the regulatory entity may, considering CONATEL’s opinion, fix the prices for any telecommunication services for “public interest reasons”. The amendment does not define the term “public interest reasons”.

In the framework of the Enabling Act in force in Venezuela until November, 2014, an Organic Law on Fair Prices was published in January, 2014, limiting to natural and legal persons of public and private law, nationals or foreigners, who develop economic activities in Venezuela, the profit margin of the sales prices of goods and services set to a maximum of 30% of its operating costs. This Fair Prices Act was amended

In this regard, the National Superintendency for the Defense of Social and Economic Rights (SUNDDE) issued on October 27, 2015, the Order No. 70/2015, which establishes the duty of marking the Maximum Retail Price (MRP) of goods and services sold in the Venezuelan territory, which shall be fixed by the producer or importer, taking into account the profit margins on operating costs approved by the SUNDDE (30% for producers / providers and up to 60% for the chain of intermediation).

Interconnection

CONATEL published an Administrative Order under which values are set for the Determination of Interconnection Fees for use of Mobile Telephony Services. The objective of this regulation is to establish a reference for values and a criteria to determine interconnection fees in mobile phone use on the basis of a model of long run incremental costs with breakdown of the network elements by CONATEL, who should intervene setting such fees solely in those cases where there are conflicts between operators relating to such fees, and consensus is not reached within the period specified in the interconnection legislation. Mobile

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termination rates in relation to national operator have been reduced approximately 6% compared to the previous rates.

Trafic charges

On August 6, 2014, a new providence was published, with which new standards for the provision of services for international long distance telephony and fees applicable for delivering calls to networks fixed and mobile telephony in Venezuela were set. With this regulation, they aim to establish the fees that an operator providing the international long distance services should pay for calls originating in a foreign network and delivered on networks, either fixed or mobile, in Venezuela when the subscriber originating the call is not directly served on his network.

On December 21, 2015 the regulator notified a traffic charges update, responding to the need to protect international telecommunications as a public service of interest and preserve the development of the sector. This action seeks to mitigate the distortion of the use and the allocation of foreign exchange to telecom operators providing ILD service, while seeking to strike a balance in the balance of payments.

Competition law

The Antimonopoly Law Decree published on November 18,2014, reformed the “Law for the Promotion and Protection of Free Competition” of 1992, now including principles of Justice and Democratization as well as the promotion and protection of public enterprises, associative forms of state and communal, as provided in the “Plan de la Patria” (plan of the country). Some changes to highlight are the modification of the basis for calculating penalties which now must be calculated on the value of the annual gross income of the offender.

Chile

General regulatory framework

The General Telecommunications Law No. 18168 of 1982, as amended, establishes the legal framework for the provision of telecommunications services in Chile. The main regulatory authority in Chile is SUBTEL (the Under-Secretary of Telecommunications). On February 13, 2014, the Regulation on Telecommunications Services was published and came into force on June 14, 2014, and regulated a number of new services as Internet, Pay TV, etc.

In May 2014 law No. 20750 that allows the introduction of DTT was published in the Official Journal. The main provisions set an extensible deadline of 5 years for the blackout analog; it sets that the concessions of free-to-air broadcasting could be nationwide, regional, local and European coverage; it also sets the entering of “Granted Retransmission” when the requirements of digital coverage for the 85% of the total population in service area and “must carry” of, at less 4 regional channels (whenever is technologically feasible, and the service area remains equal) is fulfilled. Football matches of Chile National Soccer Team will be broadcast by free-to-air channels.

On April 15, 2015, SUBTEL published in Official Journal the Digital Broadcasting TV Plan. Moreover, the Congress of Chile approved a draft project that forbids contracts granting exclusivity in the use of pipelines and internals installations needed for the provision of telecommunications facilities for the buildings and condominiums. Additionally, the project regulates the use of the facilities that connect with the internal network and provide access for buildings. It is pending by Subtel and the Ministry of Housing and Urban Development the promulgation of the Regulation in this area.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex. Additionally, Telefónica Chile has been granted licenses of public local phone services, Voice Over Internet Protocol services and mobile satellite. Telefónica Empresas Chile has a license for providing TV Services. Telefónica Larga Distancia holds long distance concessions and to install and operate the national fiber optic network.

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2.6 GHz concession established an obligation for TMCH to provide a wholesale service to Mobile Virtual Operators, for what the latter had to published a completely Facilities Offer (including prices), available in non-discriminatory terms.

In September 2015, it was published in the Official Journal the Decree No. 71/2015 of the Ministry of Transport and Telecommunications, which granted to TMCH a service concession for transmitting data on 713-748 MHz and 768-803 MHz frequency bands. TMCH has awarded a block of frequencies at a national level of 2x10 MHz through a bidding procedure. In addition of providing the data transmission service, additional obligations are set, like provide wholesale services to OMV, provide national roaming wholesale services, provide data transmission wholesale service, provide services to determined 2 routes, 366 locations and 158 municipal and supported schools. The deadline for project start commercial services expires on September 14, 2017 and for locations, routes and compulsory schools expires on March 14, 2017.

Prices and tariffs

Public Telecommunication Services Prices and prices for Intermediate Telecommunication Services are freely established by operators, unless there is an express resolution by Chile´s Competition Court on existing conditions in the market that confirms that there is not enough for granting a free prices regime. In January, 2009, by No. 2 Report, Chile´s Competition Court (from this moment onwards the TDLC), decreed free tariffs for the “Fixed Phone Service”, “Local Measured Service”, “Charges for Connection Service” and “Public Telephony Service”. Nevertheless, it did not change, for all fixed phone companies, the currently prices of local loop services, and minor provisions for phone services, including: closure of the line and line restoration, release of access for national long-distance service, international services, complementary services, detailed SLM service and free visit and diagnosis, between others. Furthermore, tariff regulation remained at the same terms for unbundled network services for all fixed service companies.

Additionally, maximum prices for interconnection services (access charges for network use, mainly) are subject to tariff regulation for all operators, being set by stipulated procedures.

Under national Telecommunication Law, the structure, level and indexing of maximum tariffs that can be charged are set by a Supreme Decree issued by Transports, Economy, Development and Tourism Ministry (hereinafter, “The Ministries). The Ministries set maximum tariffs under efficient operator model basis.

Maximum tariffs for telephony services are set every five years by the Ministry of Transport and Telecommunications and the Ministry of Economy.

Interconnection

Interconnection is obligatory for all license holders with the same type of public telecommunications services and between telephony public services and intermediate services that provide long distance services. A “calling party pays” tariff structure was implemented on February 23, 1999. Under this tariff structure, local telephone companies pay mobile telephone companies an access charge for calls placed from fixed networks to mobile networks. Local telephone companies may pass this interconnection charge on to their customers. Every five years, SUBTEL sets the applicable tariffs for services provided through the interconnected networks.

Furthermore, a Tariff Decree regarding fixed termination rate was adopted for the period 2014-2019. The new tariff came into force on May 8, 2014, and it apply a reduction of 37% from the one demanded the previous period. Regarding the mobile network, a Tariff Decree has been approved for the period 2014-2019. Such Tariff Decree came into force on January 25, 2014, and it imply a reduction of 76.4% from the previous tariffs.

Competition law

The principal regulation concerning competition in Chile is Decree No. 211 of 1973, whose current text was established in Law Decree Nº 1 of 2005 (Ministry of Economía, Fomento y Reconstrucción). The Competition Tribunal deals with infringements of competition law.

Through General Instruction No. 2 (IG2) of December 18, 2012, the Competition Tribunal imposed that mobile phone companies cannot commercialize plans with a different price for the on-net and off-net calls, as

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of the effective date of the mobile Tariff Decree over access charges (on January 25, 2014). In addition, fixed and mobile service packages with discounts are authorized as of the in-service date of the LTE concession (on March 28, 2014).

The TuVes Company, which provides Pay TV services, brought an appeal against IG2 before the Supreme Court, which issued a judgment on December 17, 2013 by virtue of which fixed-mobile convergent offers with a multiservice discount cannot be commercialized permanently. This affected our commercial offer focused on convergent products (Fusion and others), and as a result, possible commercial and operational solutions are being analyzed.

Argentina

General regulatory framework

The basic legal framework for the provision of telecommunications services in Argentina is set forth in the National Telecommunications Law (No. 19798) of 1972 and in the specific regulations governing each type of telecommunications service. These regulations have been modified by Law “Argentina Digital” No. 27078 issued on January 7, 2015. This new legal framework declared of public interest the development and regulation of Information Technology, Communications and its associated resources (hereinafter TIC`s). Thus, this law becomes the specific regulatory regime for the free market and includes rules on interconnection, universal service and radio spectrum, and sets out the principles of network neutrality and gives the companies of technology, information and communications, the possibility of providing broadcasting services (except satellite infrastructure), and set a single license system.

The Argentine telecommunications industry was overseen by following regulatory authorities:

•	SECOM (Secretariat of Communications of the Nation) is the decentralized organism responsible for establishing national policies for Telecommunication development with the objective of democratizing access to information, communications and new technologies throughout the national territory, thus bridging the digital divide.

•	CNC (National Communications Commission) is a decentralized organism that operates in the field of the Secretariat of Communications of the Federal Planning Ministry, Public Investment and Services, whose role and functions are regulation, control, oversight, and verification of those aspects concerned to the provision of communication services, postal services, and the use of spectrum.

Argentina Digital Act created the Federal Authority for Information Technologies and Communications, as the Authority for the Act Implementation and it was constituted as the continuation of SECOM and CNC. Its functions were: regulation, control, oversight and verification in ICTs

Recently, the Government approved the Decree N° 267/2015, published in the Official Gazette on January 4, 2016, which amended the Argentina Digital Act, and dissolved the Federal Authority for ICTs and Communications and created the National Communication Agency (ENACOM), which is the continuation of the Federal Authority for ICTs and Communications.

On October 21, 2003, Law No. 25790 came into force, extending the term for the renegotiation of concession or licensing agreements with public utilities until December 31, 2004, which was subsequently extended until December 31, 2015. As an investor in Argentina through Telefónica de Argentina, we commenced arbitration proceedings against the Republic of Argentina based on the Reciprocal Protection of Investments Treaty between Spain and Argentina for damages suffered by us because of the measures adopted by the Argentine government in connection with the renegotiation of certain concession and licensing agreements. On August 21, 2009, the parties requested the Tribunal, in accordance with Rule 43 of the ICSID Arbitration Rules, declare a resolution of the termination of the proceedings. The agreement of the parties envisages the possibility of a new request for arbitration under the ICSID Convention being submitted by Telefónica.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex. Additionally, Telefónica de Argentina has licenses for an indefinite period of time; for the provision of

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communications services; local telephone services; long-distance national and international, telex, international communication and data transfer services; national and international value-added services, and other telecommunication services provided by the different license agreements concluded with the National State, and administrative acts concluded with the National State.

Telefónica Móviles Argentina holds licenses for providing mobile telecommunication services, local telephone services, long distance national and international, telex international, national and international data transfers, value-added services, and other telecommunications services provided by the different license agreements concluded with the National State, and administrative acts concluded with the National State.

From the promulgation of the “Argentina Digital” new legal framework Nº 27078, the licenses system has become a license-only system, without prejudice the corresponding inscription of each service in the terms that Authority of Application determines, and will have national scope. For this purpose the legal framework prescribes a period of grace that grant the old license given to, at the moment of the promulgation of that Act that were called “Single Telecommunication Service License” will be considered, by the effects of the new regime, as “Single Argentina Digital License” with the same content, scope and effects.

Otherwise, Nº 27078 Argentina Digital Act ruled that the Telecommunication Licensees may require a license to provide Subscription Television Services, except those provided through satellite link. Nevertheless, from the promulgation of the Decree N° 267/2015, amending the aforementioned Act, some Telecommunication Licensee, including Telefónica de Argentina S.A. y Telefónica Móviles Argentina S.A., might provide the Broadcasting service by subscription after 2 years as from January 1, 2016, renewable for another year.

Prices and tariffs

Additionally, the “Argentina Digital” legal framework establish that providers of telephone services may freely set rates and/or prices for their service which shall be reasonable and fair, covering all the operation costs and a consequent reasonable profit margin. It also brings to the Authority of Application the possibility to regulate the tariffs and prices of essential public services and those the same authority determines. However, until the Secretary of Communications determines that there is effective competition for telecommunications services, or until the secondary legislation is adopted, the “dominant” providers in the relevant areas (which include Telefónica de Argentina) must respect the maximum tariffs established in the general tariff structure.

Also, the guidelines set forth in article 26 of Decree No. 1185/90 continue in effect for operators with significant market power. These guidelines establish information obligations with which operators must comply with respect to tariffs and which flow toward both clients and the national regulator. This Decree also establishes the powers the regulator has to revise or revoke such tariffs.

On the other hand, on October 15, 2012, came into force the resolution SC 45/2012 of the Secretary of Communications, which provides that the mobile phone companies should only bill to its clients the minutes since the call to be serviced by the receiver or his message box. Furthermore, in December 2013 the Secretary of Communication throughout its Resolution No. 26/13 have modified the pricing system for all the mobile communication from minutes units to second units and also prescribes information duty around any change of commercial condition or price increase, 60 days in advance.

Tariffs charged to customers for mobile services are currently not regulated in Argentina.

Interconnection

The rules for national interconnection set forth that interconnection agreements are to be freely negotiated between the relevant service providers, on a non-discriminatory basis. Notwithstanding that, with the new legal framework, the new Authority of Application that will be created in the future, has the power to control prices and tariffs, and also to set them in order to the general costs or other compensation mechanism.

Competition law

“Law on Defense of Competition” No. 25156 prohibits any acts or behaviors contrary to the law. The enforcement authority will be assisted by the National Commission for the Defense of Competition created by Law No. 22262.

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Colombia

General regulatory framework

In Colombia, telecommunications are a public service, subject to state regulation and oversight. Law 1341/09 (Technologies of Information and Communications Law) reformed the legal framework, establishing the general regime for information and communication technologies. Under this law, providers of network and telecommunications services in Colombia must register with the Information and Communication Technologies Minister. In addition, operators must obtain a concession from the National Television Authority (previously a Commission) in order to provide television services. The Colombian telecommunications regulator is the Comisión de Regulación de Comunicaciones or CRC.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex. Additionally, Colombia Telecomunicaciones subjected itself to the General Entitled Regime of approval that is set out in law No. 1341 2009, on November 8, 2011, which allows Colombia Telecomunicaciones to continue providing the network and communications services, like added-value services, carrier national services and mobile services, amongst others. In relation to mobile services, the company availed itself of the general authorization regime on November 28, 2013, finishing mobile concession contracts and consequently obtaining the renewal of the permission to use 40 MHz of spectrum in the 850 MHz and 1900 MHz band until March 28, 2024. In addition, the company holds a concession in order to provide satellite TV (DBS) or Direct Home TV (DTH).

Regarding the licenses for the provision of mobile voice services awarded in 1994, and their amendment agreements, by virtue of which allow the usage of spectrum over 850 MHz (25 MHz) and 1900 MHz (15 MHZ) bands, given for a 10 years period and extended in 2004 for another equal period, the company decided to opt to the general habilitation regime, modifying registry before the ITC Ministry and requesting the renewal of the permits for the use of spectrum according to the article 68 of law No. 1341 of 2009, and the Decree No. 2044 of 2013, in which it has been determined the requirements and formalities in order to be able to obtain the renewal and some criteria for establish the renewal conditions. Resolution No. 597 of March 27, 2014 set the conditions the usage of spectrum over 850 and 1900 MHz renewal.

The ICT Ministry issued Resolution 597 on March 27, 2014, to renew 850 MHz/1900 MHz licenses for 10 additional years. The reversion of assets (other than the radio frequencies, which is clear that must be returned) and its scope, are being discussed in the context of the liquidation of the concession contract , taking into consideration the terms of the contract, and the Constitutional Court’s review of Law 422 of 1998, and Law 1341 of 2009. Discussions about this issue were planned to have finished by November 2015, but the negotiations have not yet concluded. Discussions on the matter concluded on February 16, 2016. The ITC Ministry has announced that is going to convene the Arbitral Tribunal, in accordance with what was agreed upon in the contract. To date, the content of the claim is unknown.

Interconnection

Mobile and fixed operators in Colombia have the right to interconnect to other operators’ networks. Before the intervention of regulatory authorities, operators must attempt direct negotiations. Interconnection must assure compliance with the objectives of non-discriminatory treatment, transparency, prices based on costs plus a reasonable profit and promotion of competition termination rates are regulated by CRC Resolutions No. 1763 and 3136 of 2011, No. 3534 of 2012 and No. 4660 of 2014, and in particular resolutions No. 4002 and 4050 of 2012, that apply to dominant operator. Additionally, CRC Resolution No. 3101 of 2011 adopted a unique interconnection regime, which promotes competition and guarantees access to networks and networks elements to other providers of telecommunications, content and apps.

In 2011, the Regulator issued a progressive reduction on mobile termination charges from April 2012 to 2015 and in 2012; the regulator imposed the use of asymmetric mobile termination rates to COMCEL the dominant operator. In 2014, the CRC issued a new glide path for the mobile termination rates by Resolution No. 4660 of 2014.

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Value/year/ COP$	2014	2015	2016	2017
Charge per minute	56.87	32.88	19.01	10.99
% Reduction	—	41.7%	42.2%	42.2%
Capacity Charge	24,194,897.29	13,575,005.96	7,616,514.53	4,273,389.92
% Reduction	—	43.4%	43.9%	43.9%

During 2013, the Constitutional Court Ruling issued national roaming price regulation, extending the application of the objective value set for mobile termination rates to this service and imposing a value of 25.63 Colombian pesos per Mbyte for 2013, 19.36 Colombian pesos for 2014 and 13.09 Colombian pesos for 2015. The Resolution No. 4660 of 2014 established a different value for new entrant operators which obtained spectrum IMT for first time: Roaming for voice 12.55 Colombian pesos and roaming for SMS 2.24 Colombian pesos.

Prices and tariffs

The Technologies of Information and Communications Law, provides for free pricing system for communication service, unless there are market failures or quality problems. The regulation issued previously remained and applies to prices for calls from fixed to mobile (ceiling) that depends on changes in rates of mobile access, being the reason why during 2015 it was 104.16 Colombian pesos. In Resolutions No. 4002 and 4050 of 2012, the dominant operator was obliged to remove the differential charge in “on net” and “off net” calls, and for this reason the terms and conditions for adjusting the offer to consumers were dictated.

On December 30, 2014, the Colombian regulator (CRC) enacted Resolution 4660 establishing a gradual reduction for MTRs. The glide path initiates in 2015 at 32.88 Colombian pesos per minute representing a decrease of 41.7% and then descends approximately 42.2% in 2016 and 42.2% in 2017 (each such reduction being as compared to the previous year). This regulatory measure also imposes asymmetric MTRs to the dominant provider (the América Móvil Group), imposing the final rate established in the glide path from 2015 to 2017. The CRC also regulated the charges for national roaming and the SMS termination rates, setting a reduction of 41.5% in 2015, 39.6% in 2016 and 43.3% in 2017 (each such reduction being as compared to the previous year).

Regulation in quality and users’ protection

In terms of quality, the obligations to facilitate monitoring and controls are highlighted, which were imposed in Resolution No. 597 of 2014. This Resolution also allows the renewal of the permission to use the band spectrum on 850 and 1900 MHz (40 MHz), since it must ensure access to Systems Management, the storage of information and system´s updating. Likewise, the ICT Ministry established that, at the failure of the quality indicators and failure to service over an hour, the presentation of an improvement plan will be expected and then if failure to comply it, it can be ordered the restriction on marketing the service to the department or geographical area to which it belongs the affected locality.

Television services

The Company pays the National Television Authority a periodic consideration for the license obtained in 2007 to offer television services, initially set as 10% of the gross revenues of the company for television services, reduced to 7% in 2010. Since 2012, it is based on a fixed value of 1,874.32 Colombian pesos per user, updated yearly to the consumer gross price index (IPC) and the number of registered users.

Competition law

The Colombian Competition Law is incorporated in the Law No. 155/59, Decree No. 2153/92 and Law No. 1340/09 on Restrictive Trade Practices. The Superintendent of Industry and Commerce is the Colombian competition authority.

Peru

General regulatory framework

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The provision of telecommunications services in Peru is governed by the Telecommunications Law and related regulations.

In July 2012, the Peruvian Congress approved the Law of Promotion of the Broad Band and Construction of the National Fiber Optic Backbone, Law No. 29904. This Law declares of public necessity: (i) the construction of the National Fiber Optic Backbone which will be entitled to the government to make possible the connectivity by the broad band, and; ii) the access and use of the infrastructure associated with the public services of energy and hydrocarbon to facilitate the display of the telecommunication network for the provision of the broad band. In addition, Law No. 29904 implies that operators of electric, transport and hydrocarbon infrastructure projects will have to install fiber optic that will be entitled to the State and will be given in concession to other telecommunication operators. Also establishes that a percentage of the capacity of the National Fiber Optic Backbone will be reserved for the Government to satisfy its necessities. Additionally, this Law incorporated the obligation to the internet services providers to comply with the Net Neutrality regulations. In 2013, Regulation of the Law of Promotion of the Broadband and Construction of the National Fiber Optic Backbone stipulated that OSIPTEL must approve all restrictions of traffic, service or application. The regulation of OSIPTEL is pending.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex. Additionally, Telefónica del Perú, S.A.A. provides fixed electronic communications services in the whole country, pursuant to two concession agreements issued by the Transports and Communications Ministry on May 16, 1994. Both agreements will be in force during 20 years, and will be partially renewed for additional periods of 5 years up to a maximum of 20 years. To date, three partial renewals have been approved and thereunder the concession agreements have guaranteed its force until November 27, 2027. In December 2013, Telefónica del Perú, S.A.A. submitted to the Transport and Communications Ministry an application to renew its concessions to provide nationwide fixed telecommunications services, for five years more. The aforementioned proceeding is still pending. Additionally, Telefónica del Perú, S.A.A. has five mobile services concessions. This concession where before entitled to Telefónica Móviles, S.A., company absorbed by Telefónica del Perú, S.A.A. Three of them (two are intended to provide mobile service in Lima and Callao and the other for the rest of the country) were renewed in March 2013 for an additional 18 years and 10 months. The last mobile concession was awarded to Telefónica in October 2013.

Although the cable distribution broadcasting service concessions have expired (filed on February 2012), they are still valid while the renew proceedings are still pending.

Prices and tariffs

Tariffs for fixed telephony services must be approved by OSIPTEL (National Regulatory Authority) and in accordance with a price cap formula based on a productivity factor. Rates charged by mobile providers to their customers have been subject to a free tariff regime supervised by OSIPTEL. Tariffs must be reported to OSIPTEL prior to implementation.

On September 9, 2015, OSIPTEL fixed in 0.0016 per second 0.0960 per minute the maximum rate applicable to local calls made from Telefónica del Perú S.A.A.’s fixed telephones to mobile networks for personal and trunked communications. This new rate is in force since September 11, 2015.

On April 1, 2015, OSIPTEL sets new values for the mobile termination rates ending the previous asymmetry between Telefónica del Perú and Claro, but not to the asymmetry with Entel and Viettel. The new MTRs that apply to Telefónica del Perú and Claro until January 2018 are 1.76 cents / min ($), representing a reduction of 46%.

Interconnection

Mobile service providers are required, upon request, to interconnect with other concession holders. According to the principles of neutrality and non-discrimination contemplated in the Telecommunications Law, the conditions agreed upon in any interconnection agreement will apply to third parties in the event that those conditions are more beneficial than terms and conditions agreed upon separately.

Competition

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The general competition framework in Peru is based on the Legislative Decree No. 1034. This Law it is applied, in the telecommunication sector, by OSIPTEL.

Law No. 30083 was approved in September 2013, which seeks to strengthen competition in the public mobile market service by introducing mobile virtual network operators (MVNOs) and mobile rural infrastructure operators (MRIO). Mobile network operators must allow MVNOs access (when requested) to their elements and network services for a fee and should provide – through the MRIO network, upon request - public mobile services in rural areas as long as they do not own infrastructure deployed at these locations. Mobile network operators may have no legal or economic ties with MVNO accessing their network. Therefore, in principle, no Telefónica Group company could operate as a MVNO within its own network. Mobile network operators must offer MVNOs their wholesale services on terms no less favorable or discriminatory. In August 2015, it was published the Regulations of the Act which states the rights and obligations of both mobile network operators (OMR) and Mobile Virtual Network Operators (MVNO) and also includes instances of denial of access and interconnection, the provisions applicable to the issuance of mandate access and interconnection arrangements obtaining of licenses to OMV and OIMR, the system of penalties and provisions for Mobile Operators Rural Infrastructure (OIMR).

Ecuador

General legislative framework

On December 17, 2014 the National Assembly approved the new Telecommunications Act. The mentioned law was referred to the Executive for the Veto, and was sanctioned in February 2015. Finally, on February 18, 2015, the referred Telecommunication Act was published in the Official Journal and came into force on the same day.

The National Secretary of Telecommunications and the National Counsel of Telecommunications were replaced by a single regulatory and control body: the Agency for the Regulation and Control of Telecommunications.

Licenses

The main licenses and concessions to use spectrum are shown in the table at the end of this Annex. In addition, on February 18, 2015, Telefónica Ecuador reached an agreement with the Ecuadorian government to purchase 2x25 MHz of spectrum in 1900 MHz band.

OTECEL.S.A. has a concession for providing fixed and mobile carrier services (portadores) that expires in 2017, and can be renewed for an additional period of 15 years. The different licenses for providing added-value mobile services and Internet access services (mobile) expire in 2021. Nowadays, this license has been renewed until June 2, 2021, and may be extended for 10 years more. When the concession for mobile services expires (2023), the renewal of the enabling title or the concession of a new one are subject to a negotiation with the Government. Otherwise, assets assigned to the mobile services provision will revert to the State in exchange for a fee.

Prices and rates

The retail prices of voice services and Short Message Service (SMS) are regulated through established tariff ceilings that are incorporated in the Concession Agreement. The wholesale prices are not regulated; however, at the end of 2014 CONATEL (National Council of Telecommunications) issued the Rules of Procedure of Mobile Virtual Network Operators, and the Rules of Procedure of National Automatic Roaming which allow the intervention of the regulator in setting wholesale prices for MVNOs and the National Automatic Roaming.

Interconnection

There is free negotiation between the parties, but if there is not agreement, the SENATEL (National Secretary of Telecommunications) is able to issue a rule of interconnection, and set interconnection charges. This action has been happening. Likewise, it is important to mention that at this time there is the asymmetric interconnection charges for operators Advanced Field Service.

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Competition Law

The Antitrust Law was issued in 2011, which sets regulations about the prohibited practices of abuse of market power, collusive and unfair competition, procedures for investigating such practices, and the respective penalties. The Superintendence of Control of Market Power is the control authority, for this reason it can investigate and punish the prohibited practices. Also, it has been established a Regulation Board that has certain regulatory powers.

Main concessions and licenses held by the Telefónica Group

Below it is included a list of concessions and licenses to use spectrum for mobile services in each country.

EUROPE	Frequency	Bandwidth (MHz)	Year of Exp. Date	Technology (5)(6)
Spain	800 MHz	20	2031	4G
	900 MHz	29.6	2030	2G/3G
	1800 MHz	40	2030	2G/4G
	1900 MHz (TDD)	5	2020	t.b.d.
	2100 MHz	29.6	2020(1)	3G
	2600 MHz	40	2030	4G
	3.5 GHz	40	2020(2)	WiMAX

UK	800 MHz	20	Indefinite(3)	4G
	900 MHz	34.8	Indefinite	2G/3G
	1800 MHz	11.6	Indefinite	2G
	1900 MHz (TDD)	5	Indefinite	t.b.d.
	2100 MHz	20	Indefinite	3G

Germany	700 MHz	20	2033	4G
	800 MHz	20	2025	4G
	900 MHz	20	2033	2G
	1800 MHz	49.6	2016(4)	2G/4G
	1800 MHz	20	2033	2G/4G
	1800 MHz	20	2025	2G/4G
	1900 MHz (TDD)	5	2025	t.b.d.
	1900 MHz (TDD)	5	2020	t.b.d.
	2000 MHz (TDD)	14.2	2025	t.b.d.
	2100 MHz	39.6	2020	3G
	2100 MHz	30	2025	3G
	2600 MHz	60	2025	4G
	2600 MHz (TDD)	20	2025	4G
	3.5 GHz	84	2021	WiMAX / 4G

(1)	Expected extension until April 18, 2030.
(2)	Restricted to Fixed applications; expected extension until 2030.
(3)	Initial term 20 years.
(4)	The BNetzA decided on September 25, 2015 to require the operator to return, between January 1, 2016 and June 30, 2016, the 49.6 MHz of spectrum that was not reacquired in the 2015 auction.
(5)	In Europe, service and technology neutrality is applicable to all spectrum bands from 2016 in accordance with European Regulation. However, in Germany and Spain, licenses granted before 2010 (which have not been reissued or renewed yet) were associated to a concrete technology and deployment; therefore a request must be made to the national regulator, who would carry out a review on market impact, before implementing service and technology neutrality. Nevertheless, in Spain all the licenses granted before May 25, 2011 will become neutral from May 25. 2016.
(6)	t.b.d. (to be defined) indicates where the technology is not defined yet.

BRAZIL	Frequency	Bandwidth (MHz)	Year of Exp. Date	Technology (10)(11)
Brazil(9)	450 MHz	14	2027(1)	t.b.d./4G
	700 MHz	20	2029	4G
	850 MHz	25(2)	2020-2028(3)	2G/3G
	900 MHz	5(4)	2023(5)	2G
	1800 MHz	20(6)	2023(5)	2G
	1900 MHz	10(7)	2022	2G
	2100 MHz	30(8)	2023	3G
	2500 MHz	40	2027	4G

(1)	SP State (towns with CN 13 to 19), MG and North East (AL, CE, PB, PE, PI, RN e SE).
(2)	Except regions 2’, 4’, 6’, 7’ and 10.
(3)	Regional licenses: expiration and renewal dates are dependent on the region. RJ was renewed in 2005 with expiration in 2020.
(4)	Only in regions 3, 4, 4’, 5, 6, 7, 8 and 9. Not in regions 1, 2, 2’, 5’, 6’, 7’ and 10.
(5)	MG Interior (4’) expiration date 2020; the remaining licenses will expire in 2023.

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(6)	20 MHz is the most common bandwidth, but it is higher in some regions (up to 50 MHz).
(7)	Only in regions 2’, 6’, 7’ and 10. These frequencies must be changed to 2100 MHz band (3G) before March 2016, subject to approval by Anatel.
(8)	Regions 2’, 6’, 7’, and 10 currently have 20 MHz. Changing 1900 MHz to 2100 MHz will result in 30 MHz in all regions.
(9)	Telefônica Brasil uses high frequency spectrum in all regions of Brazil; the same will apply with low frequency spectrum once the 700 MHz frequency is usable. Until then, the operator uses spectrum in low frequencies spectrum in all regions of Brazil except in region 10 (Northeast of Brazil). Regional codes are included in Annex 1.
(10)	In Brazil, technology neutrality is applicable to all Telefónica spectrum holdings.
(11)	t.b.d. (to be defined) indicates where the technology is not defined yet.

HISPANOAMÉRICA	Frequency	Bandwidth (MHz)	Year of Exp. Date	Technology (18)(19)
Argentina	700 MHz	20	2030	4G
	850 MHz (AMBA)	30	Indefinite	2G/3G
	850 MHz (South)	25	Indefinite	2G/3G
	1900 MHz (AMBA)	20	Indefinite	2G
	1900 MHz (North)	50	Indefinite	2G/3G
	1900 MHz (South)	25	Indefinite	2G/3G
	1700 MHz/2100 MHz	20	2029	4G
	3.5 GHz	50	Indefinite(1)	t.b.d.

Chile	700 MHz	20	2045	4G
	850 MHz	25	Indefinite	2G/3G
	1900 MHz	30	2032/2033(2)	2G/3G
	2600 MHz	40	2043	4G
	3.5 GHz	50	2037(3)	WiMAX

Colombia	850 MHz	25	2024	2G/3G
	1700 MHz/2100 MHz	30	2023	4G
	1900 MHz	15	2024	2G/3G
	1900 MHz	15	2021	2G/3G

Ecuador	850 MHz	25	2023	2G/3G
	1900 MHz	60	2023	2G/3G/4G

Mexico(4)	850 MHz (Reg. 1, 2, 3, 4)	20	2025	3G
	850 MHz (Monterrey and surrounding area)	1.92	2025	3G
	1900 MHz (Reg. 1)	40	2018/2030(5)	2G/4G
	1900 MHz (Reg. 2)	50	2018/2030(6)	2G/4G
	1900 MHz (Reg. 3 and 7)	60	2018/2025/2030(7)	2G/3G/4G
	1900 MHz (Reg. 4)	50	2018/2030(8)	2G/4G
	1900 MHz (Reg. 5)	50	2018/2025/2030(9)	2G/3G/4G
	1900 MHz (Reg. 6)	60	2018/2030(10)	2G/3G/4G
	1900 MHz (Reg. 8)	30	2018/2025(11)	2G/3G/4G
	1900 MHz (Reg. 9 – Mexico City)	70	2018/2025/2030(12)	2G/3G/4G

Peru	450 MHz	10	2028(13)	2G
	850 MHz	25	2030(14)	2G/3G
	900 MHz (Lima & Callao)	10	2028	2G (fixed)
	900 MHz (Rest of provinces)	16	2028(15)	2G/4G (fixed)
	1700 MHz/2100 MHz	40	2033	4G
	1900 MHz (Lima & Callao)	25	2030	2G/3G
	1900 MHz (Rest of provinces)	25	2018	2G/3G
	3.5 GHz	50	2027(13)	P-MP (proprietary)

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Uruguay	850 MHz	25	2024	2G/3G
	1900 MHz	20	2022/2024(16)	2G/3G
	1900 MHz	40	2033	3G/4G

Venezuela	850 MHz	25	2022	2G/3G
	1900 MHz	50	2022	2G/3G
	1700 MHz/2100 MHz	20	2029	4G
	2600 MHz	40	2029	4G
	3.5 GHz	50	2026(13)	WLL

Costa Rica	850 MHz	10.6	2026	3G
	1800 MHz	30	2026	2G/4G
	2100 MHz	20	2026	3G

El Salvador	850 MHz	25	2018	2G/3G
	1900 MHz	30	2021	2G/3G

Guatemala	1900 MHz	80	2034	2G/3G/4G

Nicaragua	700 MHz	40	2023	4G
	850 MHz	25	2023	2G/3G
	1900 MHz	60	2023	2G/3G
	1700 MHz/2100 MHz	40	2023	4G

Panama	700 MHz	20	2036	4G
	850 MHz	25	2036(17)	2G/3G
	1900 MHz	20	2036(17)	2G/3G

(1)	Only in 37 locations. Restricted to Fixed applications.
(2)	20 MHz expires in November 2032; 10 MHz in April 2033.
(3)	Only in Aysén and Punta Arenas.
(4)	Two different communication licences, one expires in 2018, the other expires in 2030. Regional codes are included in Annex 2.
(5)	30 MHz expires in 2018; 10 MHz in 2030.
(6)	30 MHz expires in 2018; 20 MHz in 2030.
(7)	10 MHz expires in 2018; 20 MHz expires in 2025; 30 MHz expires in 2030.
(8)	40 MHz expires in 2018; 10 MHz in 2030.
(9)	10 MHz expires in 2018; 20 MHz expires in 2025; 20 MHz expires in 2030.
(10)	30 MHz expires in 2018; 30 MHz expires in 2030.
(11)	10 MHz expires in 2018; 20 MHz expires in 2025.
(12)	30 MHz expires in 2018; 10 MHz expires in 2025; 30 MHz expires in 2030.
(13)	Restricted to Fixed applications.
(14)	Provinces of Lima and Callao: expiration date of March 2030; rest of provinces in December 2030.
(15)	Used in rural areas.
(16)	10 MHz expires in 2022; 10 MHz in 2024.
(17)	Renewal agreement reached in February 2014.
(18)	In Telefónica Hispanoamérica, technology neutrality is applicable to all Telefónica spectrum holdings.
(19)	t.b.d. (to be defined) indicates when the technology is not defined yet.

Besides the spectrum assets included in the above tables, Telefónica owns other assets of spectrum used for other services.

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ANNEX 1

BRAZIL’S SPECTRUM PORTFOLIO: MEANING OF THE STATES, REGIONS AND SECTORS ACRONYMS
Acronym	State
AC	Acre
AL	Alagoas
AP	Amapá
AM	Amazonas
BA	Bahia
CE	Ceara
DF	Distrito Federal
ES	Espírito Santo
GO	Goiás
MA	Maranhão
MT	Mato Grosso
MS	Mato Grosso do Sul
MG	Minas Gerais
PA	Pará
PB	Paraíba
PR	Paraná
PE	Pernambuco
PI	Piauí
RJ	Rio de Janeiro
RN	Rio Grande do Norte
RS	Rio Grande do Sul
RO	Rondônia
RR	Roraima
SC	Santa Catarina
SP	São Paulo
SE	Sergipe
TO	Tocantins

Regions	States & towns included in the regions
1	SP (Capital)
2	SP (Interior)
2’	SP - towns of sector 33 of the GPLG
3	RJ y ES
4	MG
4’	MG - towns of sector 3 of the GPLG
5	PR y SC
5’	PR - towns of sector 20 of the GPLG
6	RS
6’	RS - towns of sector 30 of the GPLG
7	AC, DF, GO, MS, MT, RO y TO
7’	GO - towns of sector 25 of the GPLG
8	AM, AP, MA, PA y RR
9	BA y SE
10	AL, CE, PB, PE, PI y RN

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Sectors	GPLG - general plan of the licenses granted (geographic areas that correspond to the sectors)
1	RJ
2	MG - except towns included in sector 3
3	MG - towns of Araporã, Araújo, Campina Verde, Campo Florido, Campos Altos, Canálopis, Capinópolis, Carmo do Paranaíba, Carneirinhos, Centralina, Comendador Gomes, Conceição das Alagoas, Córrego Danta, Cruzeiro da Fortaleza, Delta, Frutal, Gurinhatã, Ibiraci, Igaratinga, Iguatama, Indianópolis, Ipiaçú, Itapagipe, Ituiutaba, Iturama, Lagamar, Lagoa Formosa, Lagoa Grande, Limeira D’Oeste, Luz, Maravilhas, Moema, Monte Alegre de Minas, Monte Santo de Minas, Nova Ponte, Nova Serrana, Papagaios, Pará de Minas, Patos de Minas, Pedrinópolis, Pequi, Perdigão, Pirajuba, Pitangui, Planura, Prata, Presidente Olegário, Rio Paranaíba, Santa Juliana, Santa Vitória, São Francisco de Sales, São José da Varginha, Tupaciguara, Uberaba, Uberlândia, União de Minas & Vazante
4	ES
5	BA
6	SE
7	AL
8	PE
9	PB
10	RN
11	CE
12	PI
13	MA
14	PA
15	AP
16	AM
17	RR
18	SC
19	PR – except towns included of sector 20
20	PR – towns of Londrina and Tamarana
21	MS – except the town integranting of sector 22
22	MS – town of Paranaíba
23	MT
24	TO y GO – except towns included in sector 25
25	GO – towns of Buriti Alegre, Cachoeira Dourada, Inaciolândia, Itumbiara, Paranaiguara and São Simão
26	DF
27	RO
28	AC
29	RS
30	RS – towns of Pelotas, Capão do Leão, Morro Redondo and Turuçu
31	SP – except towns included in sector 33
33	SP – towns of Altinópolis, Aramina, Batatais, Brodosqui, Buritizal, Cajuru, Cássia dos Coqueiros, Colômbia, Franca, Guaíra, Guará, Ipuã, Ituverava, Jardinópolis, Miguelópolis, Morro Agudo, Nuporanga, Orlândia, Ribeirão Corrente, Sales de Oliveira, Santa Cruz da Esperança, Santo Antônio da Alegria and São Joaquim da Barra

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ANNEX 2

Mexico spectrum portofolio: meaning of the region numbers
Region 1	Baja California: Baja California, Baja California Sur, Sonora (San Luis Río Colorado)
Region 2	Sinaloa, Sonora (excluding San Luis Río Colorado)
Region 3	Chihuahua, Durango, Coahuila de Zaragoza (Torreón, San Pedro, Matamoros, Francisco I. Madero, Viesca)
Region 4	Nuevo León, Tamaulipas, Coahuila de Zaragoza (excluding municipalties of the North Region)
Region 5	Chiapas, Tabasco, Yucatán, Quintana Roo, Campeche
Region 6	Jalisco (excluding municipalties of the Central Region), Michoacán de Ocampo, Nayarit, Colima
Region 7	Guanajuato, San Luis Potosí, Zacatecas, Querétaro de Arteaga, Aguascalientes, Jalisco (Lagos de Moreno, Encarnación de Díaz, Teocaltiche, Ojuelos de Jalisco, Colotlán, Villa Hidalgo, Mezquitic, Huejuquilla el Alto, Huejúcar, Villa Guerrero, Bolaños, Santa María de los Ángeles)
Region 8	Veracruz-Llave, Puebla, Oaxaca, Guerrero, Tlaxcala
Region 9	State of México, Distrito Federal, Hidalgo, Morelos

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2015 Consolidated Management Report1

Business model

Telefónica is one of the world’s leading communications services providers, offering mobile and fixed communication services with a strategy focused on the possibilities that the new digital world offers and becoming one of its principal leaders.

Telefónica’s aim is to reinforce its position as an active player in the digital world by seizing all the opportunities afforded by its global scale and its industrial and strategic alliances.

Telefónica’s current organizational structure is composed of the following segments: Telefónica Spain, Telefónica Brazil, Telefónica Germany and Telefónica Hispanoamérica (comprised of our consolidated subsidiaries in Argentina, Chile, Peru, Colombia, Mexico, Venezuela and Central America, Ecuador and Uruguay). These segments include the information related to wireline, wireless, DSL, TV, and other digital services provided in each country or countries. Any services not specifically included in these new segments are part of “Other companies and eliminations”.

On March 24, 2015, Telefónica signed an agreement with Hutchison on the sale of Telefónica’s operations in the United Kingdom. Therefore, Telefónica’s operations in the United Kingdom are reported as discontinued operations, and its assets and liabilities are classified as “held for sale” in compliance with IFRS. 2014 and 2013 results have been retrospectively revised and are reported following these same criteria.

The Telefónica Group’s strategy aims to:

•	Enhance value through:

•	Offering excellent connectivity

•	Providing a bundled offer with video and digital services

•	Providing increased customer value and customer experience

•	With the following enablers:

•	End-to-end Digitalization: reducing our legacy investments to increase virtualization, reduce physical servers, data centers and applications

•	Big Data and Innovation to add value to our customers

•	Continued focus on capital allocation in our legacy investments and simplification processes

In addition, Telefónica maintains an industrial alliance with China Unicom. Furthermore, in order to potentially unlock the value of Telefónica’s scale, the “Partners” program was created in 2011, and now includes five operators (Bouygues, Etisalat, Sunrise, Megafon and O2 Czech Republic). The Telefónica Partners Program is an initiative that makes available to selected operators and under commercial terms a host of services that allows partners to leverage on Telefónica’s scale and to cooperate on key business topics (digital services, roaming, services to multinationals, procurement that allows us to deliver our financial commitments, devices, etc.).

Moreover, Telefónica has increased its presence in key markets. In 2014 Telefónica acquired E-Plus (through Telefónica Germany) and in 2015 Telefónica acquired DTS (through Telefónica Spain) and GVT (through Telefónica Brazil).

[1]	This Management Report has been prepared taking into consideration the “Guidelines on the preparation of annual corporate governance reports for listed companies” published by the CNMV in July 2013.

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On February 10, 2016, Telefónica announced the creation of “Telxius” a company which brings together certain infrastructure assets of the Group in several countries, which will enable the management of the Telefónica Group’s infrastructure on a global scale with a more specialized and focused approach, with the aim of increasing the services provided to other operators, improving the return on capital invested and allowing Telefónica to participate more actively in the growth opportunities that exist in the industry, including the possibility of incorporating third party assets.

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2015 highlights

In 2015 Telefónica has taken further steps aimed at achieving profitable and sustainable long-term growth and has also improved its competitive position in key markets. Commercial activity in fiber, smartphones, LTE and Pay-TV has intensified, leading to revenue growth acceleration (+8.7% year-on-year in reported terms).

In 2015, revenues totaled 47,219 million euros, 8.7% higher than 2014.

OIBDA totaled 11,414 million euros in 2015, down 17.2% in reported terms, and was adversely affected by a restructuring costs provision of 3,212 million euros in 2015. In organic terms (which term and calculation is explained further below), OIBDA was up 3.6%, due mainly to to the positive evolution of Telefónica Germany (+20.9% year-on-year), reflecting increased synergies, as well as the positive results from Telefónica Hispanoamérica (+7.2% year-on-year).

The evolution of foreign exchange rates impacted negatively in the 2015 consolidated financial results, in particular the depreciation of several Latin American currencies against the euro, such as the Brazilian real and to a lesser extent the implicit depreciation of the Venezuelan bolívar.

In the 2015 consolidated financial statements, the Company used the exchange rate of the Venezuelan bolívar set at the denominated SIMADI, which at December 31, 2015 was set at 199 Venezuelan bolívar fuerte per U.S. dollar, for the purpose of translating the transactions, cash flows and balances related to the investments in Venezuela. In the 2014 consolidated financial statements, Telefónica used the exchange rate of the Venezuelan bolívar set at the denominated SICAD II (set at 49.988 Venezuelan bolívar fuerte per U.S. dollar).

Telefónica’s total accesses totaled 322.3 million as of December 31, 2015. Telefónica United Kingdom customers have been excluded from our 2014 and 2015 customer base, since we have classified Telefónica United Kingdom as a disposal group held for sale and its operations have been classified as discontinued operations. Group accesses increased 1.9% year-on-year, as a result mainly of the additional accesses gained following the purchase of GVT by Telefónica Brazil and DTS in Spain and the growth in accesses in Telefónica Hispanoamérica and Telefónica Germany. If we consider the accesses from GVT and DTS as of December 31, 2014 to make both years comparable, accesses would have decreased by 1.1% affected, in part, by prepaid disconnections in Telefónica Brazil (which resulted in the disconnection of 11.5 million accesses in 2015 and 1.6 million accesses in 2014). In 2015, commercial activity increased based on high value customers, resulting in a sustained growth of the contract mobile segment (smartphones and LTE), fiber and Pay TV. Accesses in Telefónica Hispanoamérica (41.8% of the Group’s total as of December 31, 2015) increased by 2.3% year-on-year, while accesses in Telefónica Germany (15.0% of the Group’s total) increased by 1.5% year-on-year.

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The below table shows the evolution of accesses over the past two years:

ACCESSES

Thousands of accesses	2014	2015	% Reported YoY	% Organic YoY (1)
Fixed telephony accesses (2)	36,602.0	39,487.7	7.9%	(3.1%)
Internet and data accesses	18,132.5	21,344.3	17.7%	1.3%
Broadband (3)	17,649.3	20,950.3	18.7%	1.7%
Fiber (4)	1,755.0	6,100.3	n.m.	29.9%
Mobile accesses	249,978.9	247,085.1	(1.2%)	(1.2%)
Prepay	164,959.2	157,283.7	(4.7%)	(4.7%)
Contract	85,019.6	89,801.4	5.6%	5.6%
M2M	7,595.5	9,142.4	20.4%	20.4%
Pay TV (5)	5,087.2	8,271.6	62.6%	12.0%
Unbundled loops	4,087.3	3,647.3	(10.8%)	(10.8%)
Shared ULL	94.1	77.9	(17.2%)	(17.2%)
Full ULL	3,993.3	3,569.4	(10.6%)	(10.6%)
Wholesale ADSL	750.1	868.2	15.7%	15.7%
Other	1,684.1	1,547.3	(8.1%)	(8.1%)
Final Clients Accesses	309,800.5	316,188.7	2.1%	(0.9%)
Wholesale Accesses	6,521.6	6,062.8	(7.0%)	(7.0%)

Total Accesses	316,322.1	322,251.5	1.9%	(1.1%)

Notes:

—	T. Ireland customers are excluded since third quarter 2014. Accesses include E-Plus customers since fourth quarter 2014 and GVT and DTS customers since May 1, 2015.

—	O2 UK customers are excluded from accesses since first quarter 2014 due to the discontinuation of operations in the UK.

(1)	In order to calculate organic changes, we have added the accesses of DTS and GVT as of December 31, 2014 to our accesses as of such date.
(2)	Includes “fixed wireless” and Voice over IP accesses.
(3)	Includes DSL, satellite, optic fiber, cable modem and broadband circuits.
(4)	Includes 3.25 million GVT fiber (FTTx) customers since May 1, 2015.
(5)	Includes 1.1 million DTS customers since May 1, 2015.

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The below table shows the contribution of each item for which we have adjusted to our reported growth. With respect to each line item, the contribution to reported growth of such line item, expressed in percentage points, is the result of dividing the impact of each item for which we have adjusted by the amount of such line item, on a reported basis, for the prior year.

TELEFÓNICA 2015	% Reported YoY	% Organic YoY (1)	DTS		GVT
Fixed telephony accesses	7.9%	(3.1%)	0.0	p.p.	(11.3	p.p.)
Internet and data accesses	17.7%	1.3%	0.0	p.p.	(16.2	p.p.)
Broadband	18.7%	1.7%	0.0	p.p.	(16.7	p.p.)
Fiber	n.m.	29.9%	0.0	p.p.	(167.6	p.p.)
Pay TV	62.6%	12.0%	(28.3	p.p.)	(16.9	p.p.)
Final Clients Accesses	2.1%	(0.9%)	(0.5	p.p.)	(2.6	p.p.)

Total Accesses	1.9%	(1.1%)	(0.5	p.p.)	(2.5	p.p.)

(1)	In order to calculate organic changes, we have added the accesses of DTS and GVT as of December 31, 2014 to our accesses as of such date.

The table below shows the evolution of accesses by segment:

	YoY variation		% Over Total Accesses
Accesses 2015	% Reported YoY	% Organic YoY (1)	2014	2015
Spain	1.9%	(1.6%)	13.0%	13.0%
Germany	1.5%	—	15.1%	15.0%
Brazil	1.4%	(6.4%)	30.2%	30.1%
Hispanoamérica	2.3%	—	41.6%	41.8%
Others	16.6%	—	0.1%	0.1%

(1)	In order to calculate organic changes, we have added the accesses of DTS and GVT as of December 31, 2014 to our accesses as of such date.

The Group’s strategy is based on capturing growth in its markets, especially on attracting high-value customers.

Mobile accesses totaled 247.1 million at December 31, 2015, down 1.2% compared to December 31, 2014, affected mainly by the decrease in prepay accesses due to the disconnection of prepay accesses in Brazil (11.5 million accesses in 2015 and 1.6 million accesses in 2014). Contract accesses, however, were up 5.6% year-on-year, continuing to increase their weight over total mobile accesses up to 36.3% (+2.3 p.p. year-on-year).

Smartphone accesses maintained a strong growth rate (up 42.9% year-on-year), totaling 112.9 million accesses and reaching a penetration rate over total accesses of 48.5% (+14.8 p.p. year-on-year), reflecting the Company’s strategic focus on the growth of its data services.

Fixed broadband accesses stood at 21.0 million at December 31, 2015, up 18.7% year-on-year (of which 16.7 p.p. was due to the inclusion of accesses from GVT in the 2015). Fiber accesses stood at 6.1 million at December 31, 2015.

TV accesses totaled 8.3 million at December 31, 2015, up 63% year-on-year (of which 28 p.p. was due to the inclusion of accesses from DTS and 17 p.p. was due to the inclusion of accesses from GVT in the 2015 access base).

Telefónica’s customer base includes the consumer and business segments, and therefore is not affected by customer concentration risk.

The table below shows the evolution of our estimated access market share for mobile and DSL for the past two years.

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Competitive Position Evolution

	Mobile Market Share (1)
Telefónica	2014	2015
Spain	31.2%	30.8%
Germany	36.9%	38.1%
Brazil	28.4%	28.4%
Argentina	31.3%	32.3%
Chile	39.4%	36.7%
Peru	55.2%	49.7%
Colombia	23.5%	22.4%
Venezuela	33.7%	34.2%
Mexico	20.8%	22.7%
Central America	31.5%	33.2%
Ecuador	27.9%	29.7%
Uruguay	34.4%	34.9%

(1)	Internal estimation in both years

Competitive Position Evolution

	DSL Market Share (1)
Telefónica	2014	2015
Spain	45.1%	43.5%
Brazil (2)	16.4%	28.1%
Argentina	30.3%	29.4%
Chile	39.8%	39.4%
Colombia	18.8%	18.1%

(1)	Internal estimation in both years
(2)	Includes GVT in 2015

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2015/2014 Consolidated results

In this section, we discuss changes in the Group’s consolidated income statements for 2015 and 2014. Changes in the Group’s consolidated income statements for 2014 and 2013 are discussed in a separate section further below. The consolidated income statement data for the years ended December 31, 2014 and 2013 set forth in both sections has been retrospectively revised to show the reclassification of the results attributable to our operations in the United Kingdom as discontinued operations and are not derived from Telefónica, S.A.’s consolidated financial statements originally published for such years, which are not included herein.

	Year ended December 31,				Percent change
	2014 (*)		2015		2015 vs 2014
Millions of euros	Total	% of revenues	Total	% of revenues	Total	%
Revenues	43,458	100.0%	47,219	100.0%	3,761	8.7%
Other income	1,521	3.5%	1,841	3.9%	320	21.1%
Supplies	(11,750)	(27.0%)	(12,910)	(27.3%)	(1,160)	9.9%
Personnel expenses	(6,621)	(15.2%)	(9,800)	(20.8%)	(3,179)	48.0%
Other expenses	(12,827)	(29.5%)	(14,936)	(31.6%)	(2,109)	16.4%
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	13,781	31.7%	11,414	24.2%	(2,367)	(17.2%)
Depreciation and amortization	(7,431)	(17.1%)	(8,517)	(18.0%)	(1,086)	14.6%
OPERATING INCOME	6,350	14.6%	2,897	6.1%	(3,453)	(54.4%)
Share of loss of investments accounted for by the equity method	(498)	(1.1%)	(5)	(0.0%)	493	(99.0%)
Net financial expense	(2,779)	(6.4%)	(2,581)	(5.5%)	198	(7.1%)
PROFIT BEFORE TAX	3,073	7.1%	311	0.7%	(2,762)	(89.9%)
Corporate income tax	(260)	(0.6%)	(13)	(0.0%)	247	(95.0%)
Profit after tax from continuing operations	2,813	6.5%	298	0.6%	(2,515)	(89.4%)
Profit after tax from discontinued operations	439	1.0%	2,582	5.5%	2,143	n.m.
PROFIT FOR THE YEAR	3,252	7.5%	2,880	6.1%	(372)	(11.4%)
Non-controlling interests	(251)	(0.6%)	(135)	(0.3%)	116	(46.2%)
PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	3,001	6.9%	2,745	5.8%	(256)	(8.5%)

(*)	Revised data to reflect the results of Telefónica´s operations in the United Kingdom as discontinued operations.

Adjustments made to calculate organic variations

Year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis, by considering a constant perimeter of consolidation and constant exchange rates and by making certain other adjustments which are described herein. We believe that “organic” variations, while not a substitute for reported variations, provide useful information for investors and other interested parties because:

•	they give additional information on the underlying performance of the operating business, removing the impact of certain items we believe are less relevant when considering the performance of Telefónica’s underlying business;

•	Telefónica uses this data internally to assess its profitability; and

•	we believe this data facilitates the comparison between Telefónica’s performance with that of other operators, although “organic” is not a term defined in IFRS, and “organic” measures included herein may not be comparable to similar measures presented by other companies.

For purposes of this report, “organic” variation is defined as the reported variation as adjusted to exclude the impact of certain items which we believe are less relevant when considering the performance of Telefónica’s underlying business.

The adjustments made to calculate 2015/2014 organic variations are the following:

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•	Foreign exchange effects and the impact of hyperinflationary adjustments in Venezuela:

We have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates in 2015 and 2014. In particular, we have used the average foreign exchange rates of 2014 for both years.

Foreign exchange rates had a negative impact on our reported 2015 results, mainly due to the depreciation of various Latin American currencies versus the euro, in particular the Brazilian real and, to a lesser extent, the Venezuelan bolívar.

We have also excluded the impact of hyperinflationary adjustments in Venezuela by reversing such adjustments.

•	Changes in the scope of consolidation:

We have excluded the impact of changes in our consolidation perimeter in 2015 and 2014. The main changes in our consolidation perimeter in such years related to the consolidation of GVT in Telefónica Brazil since May 2015, the consolidation of DTS in Telefónica Spain since May 2015, the consolidation of E-Plus in Telefónica Germany since October 2014 and the sale of Telefónica Ireland in July 2014.

In order to exclude the impact of these changes in our perimeter, we have:

•	consolidated GVT’s results from May 1 to December 31, 2014 in our 2014 results;

•	consolidated DTS’s results from May 1 to December 31, 2014 in our 2014 results;

•	consolidated E-Plus’s results from January 1 to September 30, 2014 in our 2014 results; and

•	excluded Telefónica Ireland’s results from January 1 to June 30, 2014 from our 2014 results.

•	Restructuring costs:

We have excluded the impact of certain restructuring costs, mainly those related to the 1st Collective Agreement of Related Companies in Spain, restructuring processes relating to Germany and Brazil and the Group’s simplification program.

In 2015, these restructuring costs totaled 3,212 million euros and were aimed at increasing future efficiency, representing a further step towards the transformation and simplification initiatives carried out by Telefónica. These costs were distributed by segment as follows (impacts in OIBDA): Telefónica Spain (2,896 million euros), Telefónica Germany (74 million euros), Telefónica Hispanoamérica (38 million euros), Telefónica Brazil (7 million euros) and other companies (197 million euros).

In 2014, these restructuring costs totaled 658 million euros and were attributable to the simplification initiatives that the Group has implemented to meet its targets. These costs were mainly distributed by segment as follows (impacts in OIBDA): Telefónica Germany (414 million euros), Telefónica Brazil (68 million euros), Telefónica Hispanoamérica (99 million euros, mainly in Peru) and other companies (77 million euros).

•	Results of tower sales:

The results attributable to the sale of towers in 2015 and 2014 have been excluded in both years.

In 2015 the results from the sale of towers totaled 65 million euros, distributed as follows: Telefónica Spain (38 million euros), Telefónica Brazil (10 million euros) and Telefónica Hispanoamérica (18 million euros, mainly in Chile). In 2014 the results from the sale of towers totaled 196 million euros in OIBDA, mainly in Telefónica Spain (191 million euros).

•	Irrevocable commitment with Fundación Telefónica:

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In 2015 we have excluded the expense (325 million euros) resulting from Telefónica, S.A.’s irrevocable commitment to make a donation to Fundación Telefónica in order to provide this entity with the financing required so that it can carry out its existing or new social programs and non-profit activities in the short and medium term.

•	Adjustments to the final purchase price of E-Plus:

In 2015 we have excluded the result from the difference between the preliminary purchase price of E-Plus (as estimated at the end of the valuation period) and the final purchase price agreed with KPN, totaling 104 million euros (which had a 102 million euros positive impact on OIBDA, net of costs related to the acquisition).

•	Spectrum acquisition:

We have excluded the impact of spectrum acquisitions in 2015 and 2014.

In 2015, these acquisitions totaled 1,585 million euros, 1,198 million euros corresponding to Telefónica Germany, 49 million euros corresponding to Telefónica Spain and 338 million euros corresponding to Telefónica Hispanoamérica (mainly Argentina and Ecuador).

In 2014 these acquisitions totaled 1,294 million euros, 889 million euros corresponding to Telefónica Brazil and 405 million euros corresponding to Telefónica Hispanoamérica with the following distribution by country or region:

•	Telefónica Argentina (168 million euros);

•	Telefónica Colombia (111 million euros); and

•	Telefónica Venezuela and Central America (126 million euros).

•	Real Estate Efficiency Plan:

In 2014 we have excluded the impact of certain urban assets qualification changes in Telefónica Spain and also the investment in Telefónica’s Barcelona head office, which had an impact on capital expenditures (Capex) of 78 million euros.

•	Other adjustments:

We have excluded the impact of the impairment resulting from the deterioration in certain minority participations, totaling 23 million euros in 2015. We have also excluded the impact of the 30 million euros provision recorded in 2015 in Telefónica Spain to optimize the distribution network.

The table below shows 2015/2014 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement measures:

	YoY variation
TELEFÓNICA 2015	% Reported YoY	% Organic YoY
Revenues	8.7%	4.0%
Other income	21.1%	19.5%
Supplies	9.9%	1.6%
Personnel expenses	48.0%	4.1%
Other expenses	16.4%	8.1%
OIBDA	(17.2%)	3.6%
Operating income (OI)	(54.4%)	3.7%
CapEx	10.3%	5.0%
OpCF (OIBDA-CapEx)	(64.0%)	1.9%

The below table shows the contribution of each item for which we have adjusted to our reported growth. With respect to each line item, the contribution to reported growth of such line item, expressed in percentage

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points, is the result of dividing the impact of each item for which we have adjusted by the amount of such line item, on a reported basis, for the prior year.

	Contribution to reported growth (percentage points)
TELEFÓNICA 2015	Exchange rate effect and hyperinflation	Perimeter change	Restructuring costs	Towers sales	Commitment with Fundación	Adjustments to the final pruchase price of E- Plus	Spectrum acquisition	Real Estate Efficiency Plan	Other adjustments
Revenues	(4.4)	8.8	—	—	—	—	—	—	—
Other income	(4.2)	8.4	—	(8.7)	—	6.9	—	—	—
Supplies	(3.2)	11.3	—	—	—	—	—	—	—
Personnel expenses	(2.5)	7.6	38.8	—	—	—	—	—	—
Other expenses	(6.2)	11.0	(0.1)	—	2.5	—	—	—	0.4
OIBDA	(5.0)	5.4	(18.5)	(0.9)	(2.4)	0.7	—	—	(0.4)
OI	(6.9)	(4.6)	(40.2)	(2.0)	(5.1)	1.6	—	—	(0.8)
CapEx	(5.1)	8.6	—	—	—	—	3.0	(0.9)	—
OpCF (OIBDA-CapEx)	(4.9)	(0.0)	(50.1)	(2.5)	(6.4)	2.0	(5.2)	1.5	(1.0)

Results discussion

Revenues totaled 47,219 million euros in 2015, increasing 8.7% compared to 2014 in reported terms. This increase was mainly attributable to the consolidation of E-Plus, GVT and DTS (which accounted for +8.8 p.p. of the year-on-year increase), which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-4.4 p.p.). In organic terms, revenues increased 4.0% due to higher connectivity revenues, mainly in the mobile business as a consequence of the strong data revenue growth. The growing focus on our key markets was reflected in the revenue mix with Telefónica Spain, Telefónica Brazil and Telefónica Germany accounting for 66.0% of the revenues, increasing local scale and keeping at the same time the Group’s differential diversification and global scale.

The structure of revenues reflects Telefónica’s business diversification. Despite the adverse impact of exchange rates and hyperinflation in Venezuela, the segment with the largest contribution to our revenues in 2015 was Telefónica Hispanoamérica, representing 30.5% (+0.2 p.p. compared to 2014), followed by Telefónica Spain, representing 26.3% (-1.4 p.p. compared to 2014), Telefónica Brazil, representing 23.4% (-2.4 p.p. compared to 2014) and Telefónica Germany, which increased its contribution with respect to 2014 to 16.7% (+4.0 p.p. year-on-year).

•	Mobile business revenues totaled 27,936 million euros in 2015 (of which 24,510 million euros corresponded to service revenues and 3,505 million euros corresponded to handset revenues) up 7.7% year-on-year in reported terms. This increase was mainly attributable to the consolidation of E-Plus (which accounted for 7.8 p.p. of the year-on-year increase), which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-5.0 p.p.). Excluding these impacts, year-on-year growth was 4.6% due to higher mobile revenues in Telefónica Hispanoamérica and Telefónica Brazil as a result mainly of the increase in the customer base and data adoption.

Mobile service revenues totaled 24,510 million euros in 2015, up 6.5% year-on-year in reported terms. This increase was mainly attributable to the consolidation of E-Plus (which accounted for 7.4 p.p. of the year-on-year increase), which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-5.2 p.p.). Excluding these impacts, year-on-year growth was 4.0% due mainly to the higher customer base and higher data consumption.

Mobile data revenues totaled 10,501 million euros in 2015, up 22.5% in reported terms. This increase was mainly attributable to the consolidation of E-Plus (which accounted for 10.8 p.p. of the year-on-year increase) and the higher consumption of data of our customers, which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-6.9 p.p.). Excluding these impacts, mobile data revenues increased by 16.9% due mainly to the increased

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revenues of non-SMS data (up 25.3%) and higher use of data per customer. Mobile data revenues accounted for 42.5% of mobile service revenues in 2015, up 5.7 percentage points compared to 2014 in reported terms.

•	Fixed revenues totaled 17,634 million euros in 2015, up 9.3% year-on-year in reported terms. This increase was mainly attributable to the consolidation of GVT and DTS (which accounted for +11.1 p.p. of the year-on-year increase), which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-4.1 p.p.). Excluding these impacts, fixed revenues increased 2.2%. This increase was mainly due to higher broad band connection revenues and Pay-TV revenues as a result of the commercial actions carried out by the Company in order to increase our value proposition and the higher customer base in Pay-TV.

Other income in 2015 mainly included own work capitalized in our fixed assets, profit from the sale of other assets, and the sale of towers by Telefónica Spain, Telefónica Brazil and Telefónica Hispanoamérica.

In 2015, other income totaled 1.841 million euros, up 21.1% year-on-year in reported terms. In 2015, other income was positively affected by the consolidation of E-Plus, GVT and DTS, the positive result from the E-Plus price adjustment (104 million euros), the positive impact from the expired payment obligation (98 million euros) in Telefónica Brazil, the spectrum swap with AT&T in Telefónica Mexico carried out in December 2015 (79 million euros), the sale of real estate in Telefónica Spain (78 million euros) and the result from the sale of towers amounting to 65 million euros.

In 2014, the sale of towers had a positive impact of 196 million euros. Other income also included an extraordinary sale of real estate in Telefónica Spain (63 million euros).

Total expenses (which include supply costs, personnel costs and other expenses (principally external services and taxes) but do not include amortization and depreciation expenses), were 37,646 million euros in 2015, up year-on-year 20.7% in reported terms. This increase was mainly attributable to the consolidation of E-Plus, GVT and DTS (which accounted for 10.2 p.p. of the year-on-year increase) and higher restructuring costs amounting to 3,212 million euros (which accounted for 8.2 p.p. of the year-on-year increase), which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-4.2 p.p.). The costs are explained in detail below:

•	Supplies amounted to 12,910 million euros in 2015, up 9.9% year-on-year in reported terms mainly as a result of the consolidation of E-Plus, GVT and DTS (which accounted for 11.3 p.p. of the year-on-year increase), and was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-3.2 p.p.). In organic terms, supplies expenses grew by 1.6% year-on-year, due to increased commercial activity in high-end devices and higher TV content costs, which more than offset the decrease in mobile interconnection costs.

•	Personnel expenses amounted to 9,800 million euros in 2015, up 48.0% in reported terms year-on-year compared to 2014. This increase was mainly attributable to higher restructuring costs of 3,143 million euros (which accounted for +38.8 p.p. of the year-on-year increase), the consolidation of E-Plus, GVT and DTS (which accounted for 7.6 p.p. of the year-on-year increase), and was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-2.5 p.p.). In organic terms, personnel costs increased 4.1% year-on-year mainly affected by inflationary pressures in some Latin American countries.

The average headcount was 125,892 employees in 2015, up 11.5% compared to 2014 (-2.3% excluding the impact of changes in the scope of consolidation). Including Telefónica United Kingdom, the average headcount 2015 was 133,569 employees, up 10.8% compared to 2014 (-2.4% excluding the impact of changes in the scope of consolidation).

•

Other expenses amounted to 14,936 million euros in 2015, up 16.4% in reported terms. This increase was mainly attributable to the consolidation of E-Plus, GVT and DTS (which accounted for 11.0 p.p. of the year-on-year increase), the provision of 325 million euros related to the irrevocable agreement between Telefónica, S.A. and Fundación Telefónica for its short-and mid-term financing (+2.5 p.p.) and to a lesser extent, the impairment resulting from the deterioration in certain minority participations (+0.2 p.p.) and the increase in other expenses related to restructuring processes (+0.1

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p.p.), which was partially offset by the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-6.2 p.p.). In organic terms, other expenses increased by 8.1% compared to 2014, mainly as a result of increased network costs, higher IT costs and a higher commercial activity. Increased inflation in some Latin American countries offset in part the savings resulting from the simplification measures carried out by the Company.

OIBDA was 11,414 million euros in 2015, down 17.2% in reported terms. This decrease was mainly attributable to the higher restructuring costs (which accounted for 18.5 p.p. of the year-on-year decrease and included a restructuring costs provision of 3,212 million euros, the impact of changes in foreign exchange rates and hyperinflation in Venezuela (-5.0 p.p.), the provision of 325 million euros related to the agreement between Telefónica S.A. and Fundación Telefónica for its short-and mid term financing (-2.4 p.p.) and, to a lesser extent, the decreased results from the sale of towers (-0.9 p.p.), the provision recorded in connection with the optimization of the distribution channel in Spain of 30 million euros (-0.2 p.p.) and the impairment resulting from the deterioration in certain minority participations (-0.2 p.p.), which was partially offset by the impact of the consolidation of E-Plus, GVT and DTS (+5.4 p.p.) and the adjustments made to the final acquisition price of E-Plus (+0.7 p.p.).

In organic terms, OIBDA grew 3.6% due to the positive evolution of Telefónica Germany (+20.9% year-on-year), reflecting increased synergies, the better performance of Telefónica Brazil (+2.9% year-on-year) and the results from Telefónica Hispanoamérica (+7.2% year-on-year).

OIBDA margin stood at 24.2% in 2015, down 7.5 percentage points compared to 2014 in reported terms due mainly to the restructuring costs provision of 3,212 million euros in 2015.

By segments, Telefónica Hispanoamérica was the main contributor to Group OIBDA with 38.2% (+8.6 p.p. compared to 2014), Telefónica Brazil contributed 31.3% (+5.6 p.p. compared to 2014) and Telefónica Germany contributed 16.3% (+11 p.p. compared to 2014). Telefónica Spain contributed 20.5% to Group OIBDA, down 20.7 percentage points compared to 2014, mainly as a result of the restructuring cost provision of 2,896 million euros in 2015.

Depreciation and amortization amounted to 8,517 million euros in 2015, up 14.6% year-on-year in reported terms, mainly due to the consolidation of E-Plus, GVT and DTS. The total depreciation and amortization charges arising from purchase price allocation processes amounted to 745 million euros in 2015, up 29.9% year-on-year.

Operating income (OI) in 2015 totaled 2,897 million euros, down 54.4% compared to 2014 for the reasons in OIBDA set forth above. In organic terms, operating income grew 3.7% year-on-year as a result of higher revenues and costs savings.

The share of (loss) of investments accounted for by the equity method for 2015 was a loss of 5 million euros (compared to a loss of 498 million euros in 2014). The loss recorded in 2014 was mainly due to the valuation adjustment of Telco, S.p.A. at Telecom Italia, S.p.A. amounting to 464 million euros.

Net financial expense amounted to 2,581 million euros in 2015, 7.1% lower than the previous year. Excluding exchange rate differences, costs improved by 21.2% (528 million euros) to 1,961 million euros. Negative foreign exchange differences amounted to 620 million euros (excluding monetary correction), primarily due to adoption of the SIMADI exchange rate for the Venezuelan bolivar. The lower cost of debt in euros explains 146 million euros of this improvement, due to lower fixed rate debt and capture of the reduction in short-term rates. The divestment of the entire holding in Telecom Italia, S.p.A. generated a positive variation of 404 million euros. Other effects resulted in losses of 22 million euros. These included the monetary correction for inflation in Venezuela, net of higher expenses in Latin America currencies, costs for updating contingencies, and other gains and losses on equities. The effective cost of debt over the last twelve months, excluding exchange rate differences and the positive impact of the divestment of Telecom Italia, S.p.A., stood at 4.69%, down 57 basis points year-on-year.

Corporate income tax totaled 13 million euros in 2015 (compared to 260 million euros in 2014) mainly due to the temporary difference recorded related to the restructuring provision and a higher activation of tax credits in Spain. Considering a pre-tax income of 311 million euros, the effective tax rate was 4.2%, 4.3 percentage points lower year-on-year.

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Profit after tax from discontinued operations totaled 2,582 million euros (compared to 439 million euros in 2014), mainly due to deferred tax assets resulting from the estimated difference in Telefónica, S.A. between the tax value and the agreed sale value of Telefónica’s operations in the United Kingdom, amounting to 1,789 million euros (which are expected to materialize in a foreseeable future when the sale is completed). This effect has been reduced by the amount corresponding to the tax amortization of goodwill generated in 2006 in connection with the acquisition of the companies to be sold under the sale agreement and deducted until December 31, 2015, amounting to 377 million euros. Additionally, the non-current assets ceased to be amortized and depreciated for accounting purposes once they were reclassified as assets held for sale.

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The following table provides additional information on our discontinued operations:

Millions of euros	2015	2014	%
Revenues	7,697	6,919	11.2%
Other income	170	187	(9.1%)
Supplies	(3,636)	(3,431)	6.0%
Personnel expenses	(549)	(477)	15.1%
Other expenses	(1,857)	(1,463)	26.9%
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	1,825	1,735	5.2%
Depreciation and amortization	(300)	(1,118)	73.2%.
OPERATING INCOME	1,525	617	n.m.
Share of loss of investments accounted for by the equity method	(5)	(12)	(58.3%)
Net financial expense	(28)	(43)	(34.9%)
PROFIT BEFORE TAX FROM DISCONTINUED OPERATIONS	1,492	562	n.m.
Corporate income tax	1,090	(123)	n.m.
PROFIT AFTER TAX FROM DISCONTINUED OPERATIONS	2,582	439	n.m.

Profit attributable to non-controlling interest reduced profit for the year attributable to equity holders of the parent by 135 million euros, 116 million euros less than in 2014, mainly due to the lower profit attributable to minority interests in Telefónica Brazil and Colombia Telecom.

As a result of the foregoing, profit for the year attributable to equity holders of the parent for 2015 was 2,745 million euros, down by 8.5% year on year.

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2015/2014 Segment results

TELEFÓNICA SPAIN

The below table shows the evolution of accesses in Telefónica Spain over the past two years:

ACCESSES

Thousands of accesses	2014	2015	% Reported YoY	% Organic YoY (1)
Fixed telephony accesses (2)	10,447.8	10,005.6	(4.2%)	(4.2%)
Internet and data accesses	5,928.7	6,000.0	1.2%	1.2%
Broadband (3)	5,885.9	5,962.0	1.3%	1.3%
Fiber	1,316.8	2,223.0	68.8%	68.8%
Mobile accesses	17,575.4	17,258.5	(1.8%)	(1.8%)
Prepay	3,328.1	2,777.1	(16.6%)	(16.6%)
Contract	14,247.3	14,481.4	1.6%	1.6%
M2M	1,612.4	1,778.8	10.3%	10.3%
Pay TV	1,884.7	3,671.5	94.8%	10.5%
Unbundled loops	4,087.3	3,647.3	(10.8%)	(9.1%)
Wholesale ADSL & Circuits	707.8	815.1	15.2%	15.2%
Final Clients Accesses	35,836.7	36,935.6	3.1%	(0.9%)
Wholesale Accesses	5,366.0	5,037.7	(6.1%)	(6.1%)

Total Accesses	41,202.7	41,973.3	1.9%	(1.6%)

Notes:

(1)	In order to calculate organic changes, we have added the accesses of DTS as of December 31, 2014 to our accesses as of such date.
(2)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(3)	Includes ADSL, satellite, optical fiber, cable modem and broadband circuits.

The below table shows the contribution of the acquisition of DTS to our accesses in 2015 (compared to 2014) which we have adjusted to our reported growth:

TELEFÓNICA SPAIN 2015	% Reported YoY	% Organic YoY (1)	DTS
Pay TV	94.8%	10.5%	(76.3	p.p.)
Final Clients Accesses	3.1%	(0.9%)	(4.0	p.p.)
Total Accesses	1.9%	(1.6%)	(3.5	p.p.)

(1)	In order to calculate organic changes, we have added the accesses of DTS as of December 31, 2014 to our accesses as of such date.

In 2015 the commercial activity was leveraged on the differentiated assets of the Company and, in the second half of 2015 was strengthened by the convergent offer “Movistar Fusión+” launched in July 2015 as well as the promotion that included all “TV Premium Extra” content from 9.90 euros/month, launched in August 2015. This promotion was subscribed by almost 700 thousand customers, reflecting the attractiveness of the offer (new TV contents and ultra-speed fiber) in an economic environment where private consumption continues to improve.

Churn evolution has been positive in 2015, especially taking into account the elimination of “Fusión” long-term contracts on August 1, 2015. This fact, together with the good evolution in adds since the launching of “Movistar Fusión+” has resulted in a positive performance of commercial activity. In 2015, broadband net adds duplicated year-on-year, fiber net adds grew by 25.3%, mobile contract net adds resumed growth (+0.2 million customers) and in fixed telephony the net loss of accesses decreased by 31.1% year-on-year.

The results of Telefónica Spain in 2015 showed a lower decrease in revenues compared to the year-on-year results of 2014-2013, as a result of the transformation strategy implemented in recent years which relies on a

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high value offer based on the differentiated assets of Telefónica Spain, a more rational market in competition terms and a more favorable macroeconomic context, with improvement in private consumption.

Telefónica Spain had 42.0 million accesses at the end of December 2015, up 1.9% year-on-year, after the consolidation of the DTS satellite TV accesses (0.9 million accesses at December 2015). The organic variation was down by 1.6%, explained by the decrease in mobile accesses and fixed telephony accesses, although it is important to highlight that retail accesses grew by 3.1% year-on-year.

“Movistar Fusión”, with a customer base of 4.2 million with 1.5 million additional wireless lines to the base offer as of December 31, 2015, maintained a solid year-on-year growth (+13% and +8% respectively compared to December 2014) and contributed 81% of the fixed retail broadband customer base and 63% of the wireless contract customer base. There was significant growth in the penetration of the high value services of “Movistar Fusión”, with 31.8% of the customer base already using 100 Mb or 300 Mb ultra-fast broadband (+10.9 p.p. year-on-year) and 62.4% of the customer base with Pay-TV as of December 31, 2015 (+17.7 p.p. year-on-year).

Fixed accesses decreased 4.2% year-on-year, with a net loss of 442 thousand accesses in the year 2015. This decrease was mainly due to a lower fixed access market growth.

Retail broadband accesses totaled 6.0 million and grew 1.3% year-on-year, with net adds of 76 thousand accesses, due to the good evolution of fiber adds (+37.1% year-on-year) and lower churn (1.4% in 2015, -0.1 p.p. year-on-year).

Fiber accesses posted a new record in terms of net adds (0.9 million new accesses in 2015), reaching 2.2 million customers (1.7 times compared to December 31, 2014), representing 37.3% of total broadband customers (+14.9 p.p. year-on-year). Two thirds of fiber accesses are benefiting from the new speeds (30 and 300 Mb) launched in May 2015.

Ultra speed fiber accesses, with 100 or 300 Mb (with additional ARPU of 12 euros, including VAT) reached 1.5 million accesses (68.6% of total fiber accesses), after the new record of 0.5 million accesses in 2015, triggered by the higher level of adds (+25.9% year-on-year) and contained churn (0.9%, +0.1 p.p. year-on-year).

At December 31, 2015 our fiber deployment reached 14.3 million premises, 4 million more than at December 31, 2014.

Total mobile accesses stood at 17.3 million, down 1.8% compared with year-end 2014 as a result of the decrease in prepay accesses. The contract access base accelerated its growth during 2015, growing by 1.6% year-on-year. The positive evolution of contract portability (-162 thousand customers at December 31, 2015, compared to -508 thousand customers at December 31, 2014), resulted in a positive contract net adds base (excluding M2M) (+68 thousand customers at December 31, 2015, compared to -113 thousand customers at December 31, 2014). Smartphone penetration stood at 66.3% of the mobile voice base (+5.7 p.p. compared to year-end 2014) and significantly boosted data traffic growth to 86.8% year-on-year in 2015 due to the higher number of customers with the renewed portfolio containing superior data packages.

LTE network rollout continued to progress well and coverage reached (based on our estimates) approximately 75% of the population at the end of 2015, up 17 percentage points compared to December 31, 2014, thanks to the deployment of the 800 MHz. As a result, the LTE customer base reached 3.3 million customers at December 31, 2015, doubling the customer base at December 31, 2014, while the penetration reached 21% (+10 p.p. year-on-year).

Pay-TV accesses reached 3.7 million, up by 94.8% in reported terms compared to December 31, 2014 as a result of the acquisition of DTS (+10.5% in organic terms), including 926 thousand satellite TV accesses from DTS.

The table below shows the evolution of Telefónica Spain’s results over the past two years:

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Millions of euros TELEFÓNICA SPAIN	2014	2015	% Reported YoY		% Organic YoY (1)
Revenues	12,023	12,402	3.2%		(2.1%)
Mobile Business	4,556	4,337	(4.8%)		(4.8%)
Mobile service revenues	3,888	3,677	(5.4%)		(5.4%)
Fixed Business	8,543	9,359	9.6%		1.9%
Other income	635	516	(18.7%)		7.0%
Supplies	(2,592)	(2,996)	15.6%		(2.7%)
Personnel expenses	(2,139)	(5,173)	141.8%		4.0%
Other expenses	(2,256)	(2,413)	7.0%		(0.2%)
OIBDA	5,671	2,336	(58.8%)		(4.3%)
OIBDA Margin	47.2%	18.8%	(28.3	p.p.)	(1.0	p.p.)
Depreciation and amortization	(1,805)	(1,898)	5.2%		2.4%
Operating Income (OI)	3,866	438	(88.7%)		(7.8%)
CapEx	1,732	1,827	5.5%		4.5%
OpCF (OIBDA-CapEx)	3,939	509	(87.1%)		(8.3%)

(1)	See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Spain, we have made the following adjustments in order to calculate 2015/2014 variations in organic terms:

•	Changes in the scope of consolidation:

We have excluded the impact of changes in our consolidation perimeter in 2015 and 2014. The only change to our Telefónica Spain consolidation perimeter in such years is related to the consolidation of DTS in Telefónica Spain since May 1, 2015. In order to exclude the impact of such change in our perimeter, we have consolidated DTS’s results from May 1 to December 31, 2014 in our 2014 results.

•	Restructuring costs:

We have excluded the impact of the 2,896 million euros of restructuring costs in 2015, mainly related to the Voluntary Suspension Plan in Spain. The restructuring process is aimed at increasing future efficiency, representing a further step towards the transformation and simplification initiatives carried out by Telefónica.

No restructuring costs were excluded from our 2014 results to calculate organic variations.

•	Results of tower sales:

The results attributable to the sale of towers in 2015 and 2014 have been excluded in both years. In 2015, the results from the sale of towers totaled 38 million euros. In 2014, the results from the sale of towers totaled 191 million euros.

•	Spectrum acquisition:

We have excluded the impact of spectrum acquisitions in 2015, that totaled 49 million euros.

•	Real Estate Efficiency Plan:

We have excluded the impact of certain urban assets qualification changes in Telefónica Spain in 2014, totaling 49 million euros.

•	Spain distribution channel:

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We have excluded the impact of the 30 million euros provision recorded in 2015 in Telefónica Spain to optimize the distribution network.

The table below shows 2015/2014 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA SPAIN 2015	% Reported YoY	% Organic YoY	Perimeter change (DTS)	Restructuring costs	Towers sales	Spectrum acquisition	Real Estate Efficiency Plan	Spain distribution channel
Revenues	3.2%	(2.1%)	5.4	—	—	—	—	—
Other income	(18.7%)	7.0%	0.9	—	(24.5)	—	—	—
Supplies	15.6%	(2.7%)	18.7	—	—	—	—	—
Personnel expenses	141.8%	4.0%	2.4	135.4	—	—	—	—
Other expenses	7.0%	(0.2%)	5.9	—	(0.1)	—	—	1.3
OIBDA	(58.8%)	(4.3%)	(0.4)	(51.1)	(2.7)	—	—	(0.5)
CapEx	5.5%	4.5%	1.1	—	—	2.8	(2.8)	—
OpCF (OIBDA-CapEx)	(87.1%)	(8.3%)	(1.0)	(73.5)	(3.9)	(1.2)	1.3	(0.8)

Results discussion

Revenues in Telefónica Spain in 2015 were 12,402 million euros, up 3.2% year-on-year in reported terms mainly as a result of the consolidation of DTS since May 1, 2015 (which accounted for +5.4 p.p. of the year-on-year increase). In organic terms, revenues were down by 2.1% due to lower mobile service revenues in the mobile business and lower access and voice revenues in the fixed business.

We consider revenue breakdown to be increasingly less relevant given the high penetration level of our convergent offer, by which we mean the offer of more than a single service for a single price. However, we continue to report revenue separately for information purposes. Fixed business revenues were up by 9.6% year-on-year in 2015, due to the consolidation of DTS, the repositioning of tariffs, higher retail broadband revenues and new services, mainly related to TV and IT services. Excluding the impact of DTS, fixed revenues increased by 1.9%. Mobile business revenues fell 4.8% year-on-year in 2015 due to the decline in mobile accesses and the 3.6% drop in ARPU.

Mobile ARPU was 15.3 euros in 2015, down by 3.6% year-on-year. Mobile ARPU is becoming less representative of the Group’s business performance, owing to its high dependence on the allocation of revenue in convergent offers.

TELEFÓNICA SPAIN	2014	2015	% YoY
Voice Traffic (millions of minutes)	35,600	36,368	2.2%
ARPU (EUR)	15.9	15.3	(3.6%)
Prepay	6.2	5.7	(8.2%)
Contract (1)	20.6	19.5	(5.3%)
Data ARPU (EUR)	7.0	7.8	11.0%
% non-SMS over data revenues	95.0%	95.5%	0.5	p.p.

Notes:

(1)	Excludes M2M.

OIBDA amounted to 2,336 million euros in 2015, down 58.8% year-on-year in reported terms, mainly due to provisions recorded in 2015 totaling 2,926 million euros (relating to restructuring cost accounted for 51.1 p.p.

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of the year-on-year decrease and 0.5 p.p. of the year-on-year decrease in distribution channel restructuring) and, to a lesser extent, the lower proceeds (38 million euros in 2015 compared to 191 million euros in 2014) from the sale of towers (-2.7 p.p.). This decrease was partially offset by the sale of real estate assets amounting to 73 million euros (net of costs).

In organic terms OIBDA decreased 4.3% year-on-year, mainly due to the lower revenues, higher personnel costs and higher content costs. The higher personnel costs, up by 4.0% year-on-year in organic terms, were primarily due to the resumption of the Company’s contribution to its pension plan in July 2014, and to a lesser extent, the acquisition of DTS. Telefónica Spain had 32,171 employees at the end of December 2015, up 7.2% year-on-year, due mainly to the acquisition of DTS.

OIBDA margin was 18.8% in 2015 down 28.3 percentage points year-on-year.

TELEFÓNICA GERMANY

The below table shows the evolution of accesses in Telefónica Germany over the past two years:

ACCESSES

Thousands of accesses	2014	2015	%YoY
Fixed telephony accesses (1)	2,036.4	1,997.8	(1.9%)
Internet and data accesses	2,387.0	2,330.6	(2.4%)
Broadband	2,143.8	2,098.0	(2.1%)
Mobile accesses	42,124.9	43,062.8	2.2%
Prepay	23,350.7	23,979.4	2.7%
Contract (2)	18,774.1	19,083.4	1.6%
M2M	414.0	632.0	52.7%
Final Clients Accesses	46,548.3	47,391.2	1.8%
Wholesale Accesses	1,113.3	972.0	(12.7%)

Total Accesses	47,661.5	48,363.2	1.5%

Notes:

(1)	Includes “fixed wireless” and Voice over IP accesses.
(2)	In the fourth quarter of 2014, 428 thousand E-Plus accesses were excluded before integration, due to the criteria harmonization.

In 2015, Telefónica Germany maintained market momentum, increasing slightly its estimated mobile service revenue market share.

The total access base grew 1.5% year-on-year and stood at 48.4 million at December 31, 2015, mainly driven by a 2.2% increase in the mobile base (which reached 43.1 million).

The contract mobile customer base grew 1.6% year-on-year and reached 19.1 million accesses, with a broadly stable 44.3% share over the total mobile base. Net adds reached 309 thousand accesses due to the solid contribution of partners (second brands). Smartphone penetration reached 54.2% of the total mobile access base, up 5.5 percentage points year-on-year driven by the continued growth of LTE customers (+154.5% year-on-year reaching 7.9 million at December 31, 2015). LTE penetration reached 18.6% of the total mobile access base.

The prepay access base increased 2.7% year-on-year to 24.0 million. Prepay posted 629 thousand net additions in 2015, 32.5% more than in 2014 due to the strong contribution from wholesale agreements (second brands). The retail broadband access loss trend continued to improve, with 46 thousand net loss in 2015, more than halving the number of 2014. VDSL was once again the main growth engine of fixed performance with 260 thousand net additions (+55% year-on-year) in 2015.

The table below shows the evolution of Telefónica Germany’s results over the past two years:

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Millions of euros TELEFÓNICA GERMANY	2014	2015	% Reported YoY		% Organic YoY (1)
Revenues	5,522	7,888	42.9%		1.2%
Mobile Business	4,375	6,832	56.2%		2.8%
Mobile service revenues	3,580	5,532	54.5%		0.1%
Fixed Business	1,138	1,043	(8.3%)		(8.3%)
Other income	106	265	150.4%		14.7%
Supplies	(2,144)	(2,712)	26.5%		(3.4%)
Personnel expenses	(828)	(655)	(20.9%)		(10.1%)
Other expenses	(1,923)	(2,928)	52.2%		(1.1%)
OIBDA	733	1,858	153.7%		20.9%
OIBDA Margin	13.3%	23.6%	10.3	p.p.	3.8	p.p.
Depreciation and amortization	(1,426)	(2,128)	49.3%		(3.8%)
Operating Income (OI)	(693)	(270)	(61.0%)		(57.2%)
CapEx	849	2,230	162.8	%.	(11.1%)
OpCF (OIBDA-CapEx)	(116)	(372)	n.m.		126.2%

(1)	See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Germany, we have made the following adjustments in order to calculate 2015/2014 variations in organic terms:

•	Changes in the scope of consolidation:

We have excluded the impact of changes in our consolidation perimeter in 2015 and 2014. The only change to our Telefónica Germany consolidation perimeter in such years related to the consolidation of E-Plus in Telefónica Germany since October 1 2014. In order to exclude the impact of this change in our perimeter, we have consolidated E-Plus’s results from January 1 to September 30, 2014 in our 2014 results.

•	Restructuring costs:

We have excluded the impact of restructuring costs associated with certain simplification processes implemented in Germany. In 2015, restructuring costs had a 74 million euros impact on OIBDA. In 2014, restructuring costs had a 414 million euros impact on OIBDA.

•	Spectrum acquisition:

We have excluded the impact of spectrum acquisitions in 2015, amounting to 1,198 million euros. There were no spectrum acquisitions in 2014.

•	Adjustments to the final purchase price of E-Plus:

In 2015 we have excluded the result from the difference between the preliminary purchase price of E-Plus (as estimated at the end of the valuation period) and the final purchase price agreed with KPN, totaling 104 million euros (which had a 102 million euros positive impact on OIBDA net of costs related to the acquisition).

The table below shows 2015/2014 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement measures, and the contribution of each item for which we have adjusted to our reported growth:

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	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA GERMANY 2015	% Reported YoY	% Organic YoY	Perimeter change (E-Plus)	Restructuring Costs	Spectrum acquisition	Adjustments to the final pruchase price of E- Plus
Revenues	42.9%	1.2%	41.1	—	—	—
Other income	150.4%	14.7%	32.3	—	—	98.6
Supplies	26.5%	(3.4%)	30.9	—	—	—
Personnel expenses	(20.9%)	(10.1%)	26.9	(39.0)	—	—
Other expenses	52.2%	(1.1%)	54.7	(0.9)	—	0.1
OIBDA	153.7%	20.9%	50.2	46.5	—	13.9
CapEx	162.8%	(11.1%)	36.8	—	141.2	—
OpCF (OIBDA-CapEx)	n.m.	126.2%	(47.1)	(293.2)	1031.3	(87.7)

Results discussion

Total revenues were 7,888 million euros in 2015, up 42.9% year-on-year in reported terms due mainly to the consolidation of E-Plus since October 1, 2014 (which accounted for 41.1 p.p. of the year-on-year increase). In organic terms, revenues increased by 1.2% due mainly to higher handset sales arising from Christmas campaigns.

Mobile service revenues totaled 5,532 million euros in 2015, up 54.5% year-on-year in reported terms, due mainly to the consolidation of E-Plus since October 1, 2014 and to a lesser extent, the increasing share of the partner segment (second brands) within the customer base. Telefónica Germany continued to focus on data revenues, which increased by 58.4% and accounted for 51.3% of mobile service revenues in 2015. Non-P2P SMS data revenues amounted to 2,034 million euros (increasing 4.9% year-on-year), accounting for 71.6% of the total data revenues (+0.4 p.p. year-on-year).

Fixed revenues were 1,043 million euros in 2015, down 8.3% year-on-year, due to continued decrease in accesses.

Mobile ARPU was 10.7 euros in 2015 down 8.9% year-on-year, while contract ARPU stood at 17.2 euros down 6.5% year-on-year, as a result of the higher share of wholesale customers in the customer base. Data ARPU was 5.5 euros, down 6.8% year-on-year, mainly as a result of the continued decline of SMS volumes.

TELEFÓNICA GERMANY	2014	2015	% YoY
Voice Traffic (millions of minutes)	41,186	62,696	52.2%
ARPU (EUR)	11.8	10.7	(8.9%)
Prepay	5.4	5.8	8.2%
Contract (1)	18.4	17.2	(6.5%)
Data ARPU (EUR)	5.9	5.5	(6.8%)
% non-SMS over data revenues	71.2%	71.6%	0.4	p.p.

Notes:

(1)	Excludes M2M.

OIBDA totaled 1,858 million euros in 2015, up 153.7% year-on-year in reported terms, as a result mainly of the consolidation of E-Plus (which accounted for 50.2 p.p. of the increase), the lower restructuring costs recorded in 2015 (+46.5 p.p.) and the positive result from the E-Plus preliminary acquisition price and the final acquisition price agreed on with KPN (+13.9 p.p.). In organic terms, OIBDA increased by 20.9% year-on-year, driven by the increased synergies, which mainly affected personnel expenses and supplies.

The OIBDA margin stood at 23.6% in reported terms for 2015, up 10.3 percentage points compared to 2014.

TELEFÓNICA BRAZIL

The below table shows the evolution of accesses in Telefónica Brazil over the past two years:

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ACCESSES

Thousands of accesses	2014	2015	% Reported YoY	% Organic YoY (1)
Fixed telephony accesses (2)	10,743.4	14,654.5	36.4%	(1.6%)
Internet and data accesses	4,082.6	7,195.5	76.2%	2.5%
Broadband	3,939.8	7,129.5	81.0%	3.6%
Fiber	374.6	3,779.9	n.m.	14.0%
Mobile accesses	79,932.1	73,261.3	(8.3%)	(8.3%)
Prepay	51,582.4	42,194.4	(18.2%)	(18.2%)
Contract	28,349.7	31,066.9	9.6%	9.6%
M2M	3,506.9	4,234.7	20.8%	20.8%
Pay TV	770.6	1,787.9	132.0%	9.7%
Final Clients Accesses	95,528.6	96,899.3	1.4%	(6.4%)
Wholesale Accesses	25.9	22.3	(14.0%)	(14.0%)

Total Accesses	95,554.5	96,921.5	1.4%	(6.4%)

Notes:

(1)	In order to calculate organic changes, we have added the accesses of GVT as of December 31, 2014 to our accesses as of such date.
(2)	Includes “fixed wireless” and Voice over IP accesses.

The below table shows the contribution of the acquisition of GVT to our accesses in 2015 (compared to 2014) which we have adjusted to our reported growth:

TELEFÓNICA BRAZIL 2015	% Reported YoY	% Organic YoY (1)	GVT
Fixed telephony accesses	36.4%	(1.6%)	(38.6	p.p.)
Internet and data accesses	76.2%	2.5%	(72.0	p.p.)
Broadband	81.0%	3.6%	(74.6	p.p.)
Fiber	n.m.	14.0%	(785.0	p.p.)
Pay TV	132.0%	9.7%	(111.5	p.p.)
Final Clients Accesses	1.4%	(6.4%)	(8.3	p.p.)
Total Accesses	1.4%	(6.4%)	(8.3	p.p.)

Note:

(1)	In order to calculate organic changes, we have added the accesses of GVT as of December 31, 2014 to our accesses as of such date.

Telefónica Brazil closed the year 2015 improving its competitive position in the mobile as well as in the fixed market. In the mobile business, Telefónica Brazil kept its leadership in the higher value segments, which permitted the operator to capture mobile market revenue growth in 2015. In the fixed business, the transformation towards fiber and Pay-TV was strengthened by the GVT consolidation in May 2015, adding as of December 31, 2015, 8.5 million customers to the Group.

Revenues and OIBDA evolution was positively supported by the acceleration of mobile data and the good evolution of fixed broadband and Pay-TV. Additionally, Telefónica Brazil carried out costs control measures aimed at offsetting the adverse macroeconomic situation.

However, results in 2015 were adversely affected by the interconnection tariff reduction in the mobile business (-33.0%) and in the retail fixed-mobile tariff (-23.3%) since February 24, 2015.

Telefónica Brazil reached 96.9 million accesses at December 31, 2015, up 1.4% due mainly to the consolidation of GVT. Excluding the impact of such consolidation, accesses were down 6.4%, due to the disconnection of prepay accesses.

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In the mobile business, the strategic focus remained on gaining and retaining high value customers, reaching a market share of 42.4% in the contract segment as of December 31, 2015 (Source: ANATEL). Telefónica Brazil maintained its market leadership in terms of total accesses with a market share of 29.5% as of December 2015 (source: ANATEL). The commercial offer in the contract segment included a higher data volume, more minutes of voice traffic and innovative products such as “Vivo Bis” (pursuant to which the data not consumed in a month is automatically added to data available for the following month). The contract growth was partially offset by the disconnection of 11.5 million prepay accesses.

In the fixed business, Telefónica Brazil maintained its strategic focus on fiber deployment, with 16.6 million premises passed with FTTx at December 31, 2015 and 3.8 million homes connected, and also on increasing Pay-TV accesses (up 10% year-on-year). Fixed telephony accesses stood at 14.7 million in 2015, up 36.4% in reported terms due mainly to the consolidation of GVT. In organic terms, these accesses were down by 1.6% year-on-year. Retail broadband customers totaled 7.1 million customers as of December 31, 2015, up 81.0% year-on-year due mainly to the consolidation of GVT (up 3.6% year-on-year in organic terms due to the increase of fiber accesses). Of the 7.1 million customers at the end of 2015, 53.0% were connected with FTTC. Pay TV customers stood at 1.8 million as of December 31, 2015, up 132.0% in reported terms due mainly to the consolidation of GVT, increasing by 9.7% year-on-year in organic terms due to a higher penetration of high value and IPTV clients. IPTV accesses increased their relevance, representing 9.6% of total Pay-TV accesses.

The table below shows the evolution of Telefónica Brazil’s results over the past two years:

Millions of euros TELEFÓNICA BRAZIL	2014	2015	% Reported YoY		% Organic YoY (1)
Revenues	11,231	11,060	(1.5%)		4.5%
Mobile Business	7,618	6,906	(9.3%)		6.2%
Mobile service revenues	7,228	6,495	(10.1%)		5.3%
Fixed Business	3,613	4,154	15.0%		1.9%
Other income	261	416	59.3%		35.4%
Supplies	(2,680)	(2,568)	(4.2%)		4.4%
Personnel expenses	(976)	(1,042)	6.8%		3.5%
Other expenses	(4,293)	(4,293)	(0.0%)		8.6%
OIBDA	3,543	3,573	0.9%		2.9%
OIBDA Margin	31.5%	32.3%	0.8	p.p.	-0.5	p.p.
Depreciation and amortization	(1,762)	(1,916)	8.7%		12.9%
Operating Income (OI)	1,781	1,657	(6.9%)		(6.7%)
CapEx	2,933	2,105	(28.2%)		(1.1%)
OpCF (OIBDA-CapEx)	610	1,468	140.8%		9.3%

(1)	See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Brazil, we have made the following adjustments in order to calculate 2015/2014 variations in organic terms:

•	Foreign exchange effects:

We have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates in 2015 and 2014. In particular, we have used the average foreign exchange rate of 2014 for both years. Foreign exchange rates had a negative impact on our reported 2015 Telefónica Brazil results as a result of the depreciation of the Brazilian real.

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•	Changes in the scope of consolidation:

We have excluded the impact of changes in our consolidation perimeter in 2015 and 2014. The only change to our Telefónica Brazil consolidation perimeter in such years related to the consolidation of GVT since May 1, 2015. In order to exclude the impact of this change in our perimeter, we have consolidated GVT’s results from May 1 to December 31, 2014 in our 2014 results.

•	Restructuring costs:

We have excluded the impact of certain restructuring costs associated with certain simplification processes implemented in Telefónica Brazil. In 2015, these restructuring costs totaled 7 million euros. In 2014, these restructuring costs totaled 68 million euros.

•	Spectrum acquisition:

We have excluded the impact of spectrum acquisitions in 2014 amounting to 889 million euros (related to a LTE block in the 700 MHz band) while there were no spectrum acquisitions in 2015.

•	Results of tower sales:

The results attributable to the sale of towers in 2015 and 2014 have been excluded in both years. The results from the sale of towers totaled 10 million euros and 1 million euros in 2015 and 2014, respectively.

The table below shows 2015/2014 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA BRAZIL 2015	% Reported YoY	% Organic YoY	Exchange rate effect	Perimeter change (GVT)	Restructuring Costs	Spectrum acquisition	Towers sales
Revenues	(1.5%)	4.5%	(16.6)	10.1	—	—	—
Other income	59.3%	35.4%	(26.9)	34.5	—	—	4.1
Supplies	(4.2%)	4.4%	(16.2)	7.2	—	—	—
Personnel expenses	6.8%	3.5%	(18.1)	26.8	(6.2)	—	—
Other expenses	(0.0%)	8.6%	(16.9)	7.6	—	—	—
OIBDA	0.9%	2.9%	(17.0)	12.5	1.7	—	0.3
CapEx	(28.2%)	(1.1%)	(12.1)	15.1	—	(30.3)	—
OpCF (OIBDA-CapEx)	140.8%	9.3%	40.7	0.2	9.9	145.8	1.7

Results discussion

Revenues totaled 11,060 million euros in 2015, down 1.5% in reported terms, mainly due to the depreciation of the Brazilian real (which accounted for -16.6 p.p. of the evolution) and partially offset by the impact of the consolidation of GVT (+10.1 p.p.). In organic terms, the year-on-year variation was 4.5%, principally thanks to the good evolution in the mobile business (+6.2% year-on-year) as well as the fixed business (+1.9% year-on-year), which was partially offset by the impact of the regulatory interconnection tariff reduction (-2.7 p.p. of the year-on-year variation).

•

Revenues from the mobile business totaled 6,906 million euros in 2015, down 9.3% in reported terms due mainly to the depreciation of the Brazilian real (which accounted for -15.3 p.p. of the evolution). Excluding this impact, revenues from the mobile business increased by 6.2% due to the positive evolution of service revenues (+5.3% year-on-year) as a result of the good performance of outbound revenues, which increased as a result of an increase in the contract customer base and the

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higher data penetration. This trend was partially offset by lower inbound revenues affected by lower interconnection tariffs. Handset revenues were up by 5.1% in reported terms, due to higher proportion of contract adds and higher smartphones and LTE handset sales.

•	Fixed telephony revenues totaled 4,154 million euros, up by 15.0% in reported terms due mainly to the consolidation of GVT (+31.9 p.p.) and were partially offset by the impact of depreciation of the Brazilian real (which accounted for -19.4 p.p. of the evolution). Excluding these effects, revenues were up by 1.9%, mainly due to the increase in fixed broadband revenues, which were up by 9.3% supported by the increase of fiber and the growth of Pay TV accesses with higher ARPU, in spite of the lower retail fixed-mobile tariff (-2.5 p.p.).

The mobile ARPU decreased 13.2% year-on-year in reported terms due mainly to depreciation of the Brazilian real. In organic terms, it increased 1.6% year-on-year as a consequence of the higher data ARPU which more than offset the negative impact of the reduction in the mobile termination rates. We believe the high quality of the customer base is reflected in an increase in the outbound ARPU and the 31.5% growth in the data ARPU.

TELEFÓNICA BRAZIL	2014	2015	%YoY		%Local Currency YoY
Voice Traffic (millions of minutes)	127,412	131,029	2.8%		2.8%
ARPU (EUR)	7.3	6.3	(13.2%)		1.6%
Prepay	3.9	3.2	(18.5%)		(4.7%)
Contract (1)	15.7	13.3	(15.0%)		(0.7%)
Data ARPU (EUR)	2.6	2.9	12.5%		31.5%
% non-SMS over data revenues	77.4%	82.9%	5.5	p.p.	5.5	p.p.

Notes:

(1)	Excludes M2M.

OIBDA stood at 3,573 million euros in 2015, up 0.9% in reported terms due mainly to the consolidation of GVT (which accounted for +12.5 p.p. of the evolution) and, to a lesser extent, the lower restructuring costs incurred in 2015 compared to 2014 (+1.7 p.p.), and the higher results from the sale of towers compared to 2014 (+0.3 p.p.), all of which was partially offset by the negative impact of the depreciation of the Brazilian real (-17.0 p.p.). In organic terms, the year-on-year increase was 2.9% due to revenue growth and cost efficiency offsetting a worse macro scenario with higher inflation, high devaluation and a higher rate of bad debt. Personnel expenses totaled 1,042 million euros in 2015, up 6.8% in reported terms as result mainly of the consolidation of GVT, which was partially offset by the depreciation of the Brazilian real. In organic terms, personnel expenses increased by 3.5% year-on-year due to higher social benefits and the internalization of the work of certain network contractors which more than offset the savings resulting from restructuring plans in 2014. In addition, network costs grew due to higher energy costs and the deployment and improvement of fixed- and mobile networks, legal contingencies and higher content costs. OIBDA was also positively impacted by the expiration of a payment obligation (98 million euros).

The OIBDA margin stood at 32.3% in reported terms for 2015, up 0.8 percentage points compared to 2014.

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TELEFÓNICA HISPANOAMÉRICA

The below table shows the evolution of accesses in Telefónica Hispanoamérica over the past two years:

ACCESSES

Thousands of accesses	2014	2015	% YoY
Fixed telephony accesses (1) (2)	13,374.4	12,829.8	(4.1%)
Internet and data accesses	5,433.8	5,667.8	4.3%
Broadband	5,379.4	5,610.4	4.3%
Mobile accesses	110,346.5	113,302.7	2.7%
Prepay (3)	86,698.0	88,332.8	1.9%
Contract	23,648.5	24,969.8	5.6%
M2M	2,062.2	2,296.9	11.4%
Pay TV	2,431.9	2,812.2	15.6%
Final Clients Accesses	131,586.6	134,612.4	2.3%
Wholesale Accesses	16.4	30.9	87.8%

Total Accesses T. Hispanoamérica	131,603.0	134,643.3	2.3%

Notes:

(1)	Includes “fixed wireless” and Voice over IP accesses.
(2)	Includes 50 thousand “fixed wireless” additional customers in Peru, in the second quarter of 2014.
(3)	In the fourth quarter of 2014, 1.8 millions of inactive customers were disconnected in Central America.

Total accesses in Telefónica Hispanoamérica reached 134.6 million accesses at December 31, 2015 (+2.3% year-on-year).

Mobile accesses totaled 113.3 million (+2.7% year-on-year) due to positive net adds of 3.0 million accesses.

•	There was strong contract segment growth, which expanded by 5.6% year-on-year. Growth was particularly strong in Peru (+12.9% year-on-year), Mexico (+22.3% year-on-year) and Chile (+4.2% year-on-year). Annual net adds reached 1.3 million accesses, primarily due to Peru (+659 thousand net adds) which benefitted from a successful migration strategy (from prepay to contract). Mexico also showed positive net adds (+327 thousand accesses) due to higher commercial activity.

•	In the prepay segment (+1.9% year-on-year), with net adds of 1.6 million customers, growth was driven mainly by Mexico (+2.9 million customers) while Venezuela and Central America closed with 1.2 million net adds, partially compensating the net loss in Chile (-0.9 million customers) and Peru (-0.7 million customers) where we have faced a fierce competition and we have concentrated on high value customers migrating the best prepaid customers to contract and not following competition offers that would damage the quality of our networks due to intense traffic.

•	There was growth in smartphones (+43.7% year-on-year) to 40.2 million accesses as of December 31, 2015, with a penetration over mobile accesses of 36.7% (+10.4 p.p. year-on-year), related mainly to Mexico, Argentina, Peru and Colombia. 4G handsets also continued to grow, reaching 8.3 million accesses as of December 31, 2015 (corresponding to a penetration of 7.4%).

Traditional fixed business accesses stood at 12.8 million at December 31, 2015 (-4.1% year-on-year), with negative net adds of 545 thousand customers, affected by the erosion of traditional fixed business in the region, including Chile (-5.9% year-on-year), Peru (-4.4% year-on-year), Colombia (-2.1% year-on-year) and Argentina (-1.9% year-on-year).

Broadband accesses totaled 5.6 million at December 31, 2015 (+4.3% year-on-year), after reaching net adds of 0.2 million accesses during 2015 due mainly to access growth in Peru (+8.0%), Chile (+5.8%) and Colombia (+4.0%). The penetration of fixed broadband accesses over traditional fixed business accesses was 43.7% at December 31, 2015 (+3.5 p.p. year-on-year). There was progressive migration towards data plans with higher speeds, with 53.4% of broadband accesses having a speed over 4Mb at December 31, 2015 (+4 p.p. year-on-year).

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Pay TV accesses totaled 2.8 million (+15.6% year-on-year), with net adds of 0.4 million accesses as a result of an improvement in all countries in the region that offer the service. Growth was particularly positive in Peru (+26.7% year-on-year), Colombia (+17.5%) and Chile (+7.2%).

The table below shows the evolution of Telefónica Hispanoamérica’s results over the past two years:

Millions of euros TELEFÓNICA HISPANOAMÉRICA	2014	2015	% Reported YoY		% Organic YoY (1)
Revenues	13,155	14,387	9.4%		10.1%
Mobile Business	9,578	10,347	8.0%		10.2%
Mobile service revenues	8,454	9,160	8.4%		10.6%
Fixed Business	3,604	4,070	12.9%		10.0%
Other income	254	347	36.5%		29.6%
Supplies	(3,841)	(4,176)	8.7%		7.2%
Personnel expenses	(1,525)	(1,686)	10.6%		16.0%
Other expenses	(3,975)	(4,516)	13.6%		15.1%
OIBDA	4,068	4,356	7.1%		7.2%
OIBDA Margin	30.9%	30.3%	-0.6	p.p.	-0.8	p.p.
Depreciation and amortization	(2,034)	(2,241)	10.2%		7.8%
Operating Income (OI)	2,034	2,115	4.0%		6.7%
CapEx	2,842	3,060	7.7%		17.2%
OpCF (OIBDA-CapEx)	1,226	1,296	5.7%		(7.0%)

(1)	See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Hispanoamérica, we have made the following adjustments in order to calculate 2015/2014 variations in organic terms:

•	Foreign exchange effects and the impact of hyperinflationary adjustments in Venezuela:

We have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates in 2015 and 2014. In particular, we have used the average foreign exchange rates of 2014 for both years. We have also excluded the impact of hyperinflationary adjustments in Venezuela.

•	Restructuring costs:

We have excluded the impact of certain restructuring costs associated with certain simplification processes implemented in Telefónica Hispanoamérica. In 2015, restructuring costs totaled 38 million euros. In 2014, restructuring costs totaled 99 million euros.

•	Results of tower sales:

The results attributable to the sale of towers in 2015 and 2014 have been excluded, which totaled 18 million euros (mainly in Chile) in 2015 and 4 million euros in 2014.

•	Spectrum acquisition:

We have excluded the impact of spectrum acquisitions in 2015 and 2014.

In 2015, these acquisitions totaled 338 million euros and related to Telefónica Argentina (196 million euros), Telefónica Ecuador (127 million euros), Telefónica Chile (6 million euros) and Telefónica México (8 million euros). In 2014, these acquisitions totaled 405 million euros and

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related to Telefónica Argentina (168 million euros), Telefónica Colombia (111 million euros) and Telefónica Venezuela and Central America (126 million euros).

The table below shows 2015/2014 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPANOAMÉRICA 2015	% Reported YoY	% Organic YoY	Exchange rate effect and Hyperinflation	Towers sales	Restructuring Costs	Spectrum acquisition
Revenues	9.4%	10.1%	(0.6)	—	—	—
Other income	36.5%	29.6%	2.1	5.1	—	—
Supplies	8.7%	7.2%	1.5	—	—	—
Personnel expenses	10.6%	16.0%	—	—	(4.1)	—
Other expenses	13.6%	15.1%	(1.4)	—	—	—
OIBDA	7.1%	7.2%	(2.0)	0.3	1.5	—
CapEx	7.7%	17.2%	(3.6)	—	—	(3.3)
OpCF (OIBDA-CapEx)	5.7%	(7.0%)	1.5	1.0	5.1	7.7

Results discussion

Revenues amounted to 14,387 million euros in 2015, increasing 9.4% year-on-year in reported terms mainly due to the good results of data revenues (fixed as well as mobile) and voice revenues, in both cases due to a higher customer base, increased consumption and higher data penetration. This increase was partially offset by foreign exchange effects and hyperinflation in Venezuela and the decrease in mobile termination rates. In organic terms, revenues increased 10.1% year-on-year.

•	Mobile service revenues reached 9,160 million euros in 2015, up 8.4% in reported terms mainly due to increased revenues in Argentina, Peru, Mexico and Chile, as explained in greater a detail below, which was partially offset by the foreign exchange effects and the hyperinflation in Venezuela (which accounted for -2.2 p.p. of the year-on-year variation). Mobile service revenues performance by country was as follows:

•	In Argentina, mobile service revenues reached 2,194 million euros in 2015 and grew by 29.2% year-on-year in reported terms mainly due to the good performance of consumption and data penetration and, to a lesser extent, the growth of the voice business and the foreign exchange effect (which increased growth by 6.4 p.p.). In local currency, these revenues grew by 22.9%.

•	In Mexico, mobile service revenues reached 1,539 million euros in 2015, increasing by 8.9% in reported terms mainly due to a higher customer base and the positive performance of the data business. In local currency these revenues grew by 8.4%, accounting the foreign exchange effect for 0.5 percentage points of the year-on-year reported increase.

•	In Chile, mobile service revenues reached 1,177 million euros in 2015, up 5.8% in reported terms year-on-year mainly due to the foreign exchange effect (which accounted for 4.6 p.p. of the increase) and the increase in data revenues that more than compensated the fall in the traditional voice business and the lower mobile termination rates. In local currency these revenues grew by 1.2%.

•	In Peru, mobile service revenues reached 1,390 million euros in 2015, up 11.2% in reported terms mainly due to the foreign exchange effect (which accounted for 7.0 p.p. of the increase) and the higher contract customer base, the data boom and higher inbound revenues.

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•	In Venezuela and Central America, mobile service revenues reached 1,261 million euros in 2015, down 3.5% in reported terms mainly due to the foreign exchange effect and hyperinflation in Venezuela (which decreased growth in 35.1 p.p.). Excluding these effects, these revenues increased by 31.7% mainly due to the higher tariffs in all services in order to try to compensate the high inflation in Venezuela and the higher non-SMS data revenues (+83% in 2015), which represented 83.4% of total data revenues (+11.4 p.p. year-on-year).

•	Data revenues in the segment were up by 19.5% in reported terms in 2015, reaching 3,198 million euros mainly due to the increase in penetration of data which increased from 31.7% to 34.9% in 2015 and higher data usage. This increase was partially offset by foreign exchange effects and hyperinflation in Venezuela (which decreased growth by 4.2 p.p.). Excluding these effects, these revenues grew by 23.6% as a result of the aforementioned increase in penetration of data.

•	Fixed business revenues reached 4,070 million euros in 2015, up 12.9% in reported terms mainly due to the increase in broadband and new services revenues (+20.5%). Revenues from broadband and new services, accounted for 64.7% of fixed revenues (+4.9 p.p. year-on-year). The growth was mainly related to Argentina which experienced a substantial increase in voice and broadband revenues, as well as Chile and Peru, which had increased broad band revenues. Excluding the foreign exchange effect and hyperinflation in Venezuela (which decreased growth by 2.9 p.p.) these revenues grew by 10.0%.

ARPU was up by 6.1% in 2015, due to the data ARPU increase (+19.9% year-on-year) due to the increase of smartphone penetration and higher average consumption, which offset voice ARPU decrease. The lower ARPU was mainly due to lower interconnection costs and the devaluation of certain Latin American currencies against the U.S. dollar, which more than offset the increase in outgoing voice ARPU (up 7.0% year-on-year).

OIBDA reached 4,356 million euros in 2015, up 7.1% in reported terms (+7.2% in organic terms), being Telefónica Argentina, Telefónica Peru and Telefónica Chile the main contributors to this growth, as higher revenues offset higher costs. OIBDA was positively affected by a spectrum swap in Mexico with AT&T in December 2015 (which contributed 79 million euros). The higher costs were mainly attributable to:

•	higher commercial costs, due to higher handset costs as a result of higher high-end handset sales (which more than offset lower interconnection costs resulting from the mobile termination rates reductions in Chile, Colombia, Peru and Mexico);

•	higher personnel costs driven by increases in inflation in some countries of the region;

•	higher costs related to commercial campaigns, higher network costs due to higher voice and data traffic; and

•	higher costs resulting from the devaluation of certain Latin American currencies against the U.S. dollar.

Additional information by country is provided below:

•	Argentina: OIBDA reached 1,006 million euros, up by 25.4% in reported terms mainly due to the exchange rate effect and higher service revenues, more than offsetting the higher costs resulting from the overall prices increase, although Telefónica continued to carry out cost containment plans in order to offset the inflation effect. In local currency, the year-on-year variation was 19.2%.

•	Chile: OIBDA reached 760 million euros, up 7.4% in reported terms mainly due to the exchange rate effect and higher service revenues, lower supply costs due to regulatory changes (lower interconnection costs resulting from the mobile termination rates reduction) and efficiency measures that helped to offset the commercial effort made to gain higher value customers. In local currency, the year-on-year variation was 2.7%.

•	Peru: OIBDA reached 943 million euros, up by 11.8% in reported terms mainly due to the exchange rate effect and higher service revenues, which more than offset higher commercial costs resulting

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2015 Consolidated Financial Statements

from higher competitive pressure in the Peruvian market. In local currency OIBDA decreased by 4.7%.

•	Venezuela and Central America: OIBDA reached 342 million euros, down by 26.1% in reported terms mainly due to the exchange rate effect and hyperinflation in Venezuela. Excluding these impacts, OIBDA grew 15.8% mainly driven by higher service revenues, which compensated the overall rise in prices, and higher purchases in dollars for services and equipment purchases, which were affected by the currency devaluation in Venezuela.

OIBDA margin reached 30.3% in 2015, with a year-on-year decrease of 0.6 percentage points in reported terms. This margin decrease was driven by lower margins in all countries in the segment except Mexico (which benefitted from higher commercial efforts focused on higher value segments), especially in Argentina and Colombia.

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2014/2013 Consolidated results

In this section, we discuss changes in the Group’s consolidated income statements for 2014 and 2013. The consolidated income statement data for the years ended December 31, 2014 and 2013 set forth below has been retrospectively revised to show the reclassification of the results attributable to our operations in the United Kingdom as discontinued operations and are not derived from Telefónica, S.A.’s consolidated financial statements originally published for such years, which are not included herein.

The Group’s total accesses rose 5.7% during 2014 to 316 million at December 31, 2014, including the additional accesses it gained following the purchase of the E-Plus Group in Telefónica Germany. Excluding the E-Plus Group accesses from 2014 results and accesses from Telefónica Czech Republic and Telefónica Ireland from 2013 results, the increase would have been 1.9%. There was high commercial activity focus on high value customers which resulted in the growth of the contract mobile segment (smartphones and LTE), fiber and Pay TV. The volume of fiber accesses also grew, reaching 1.8 million at December 31, 2014. Notably, accesses in Telefónica Hispanoamérica (42% of the Group’s total) increased by 2.5%, and accesses in Telefónica Brazil (30% of the Group’s total) increased by 3.0% in 2014.

The below table shows the evolution of accesses in 2013 and 2014.

ACCESSES

Thousand of accesses	2013	2014	% Reported YoY	% Organic YoY(*)
Fixed telephony accesses (1) (2)	39,130.3	36,602.0	(6.5%)	(3.0%)
Internet and data accesses	19,087.1	18,132.5	(5.0%)	0.4%
Narrowband	510.8	373.1	(27.0%)	(14.4%)
Broadband	18,432.9	17,649.3	(4.3%)	0.8%
Others	143.4	110.1	(23.3%)	(5.4%)
Mobile accesses	231,068.3	249,978.9	8.2%	2.1%
Prepay (3) (4)	154,792.2	164,959.2	6.6%	(0.7%)
Contract	76,276.0	85,019.6	11.5%	7.8%
Pay TV (5)	3,602.2	5,087.2	41.2%	47.6%
Unbundled loops	3,833.4	4,087.3	6.6%	7.9%
Shared ULL	130.6	94.1	(27.9%)	(27.9%)
Full ULL	3,702.9	3,993.3	7.8%	9.2%
Wholesale ADSL	835.3	750.1	(10.2%)	4.4%
Other	1,658.2	1,684.1	1.6%	2.0%
Final Clients Accesses	292,887.9	309,800.5	5.8%	1.8%
Wholesale Accesses	6,327.0	6,521.6	3.1%	5.9%

Total Accesses	299,214.9	316,322.1	5.7%	1.9%

Notes:

Telefónica	Spain mobile accesses includes since 2013 the accesses of Tuenti.

(*)	Excludes the E-Plus group accesses from 2014 accesses and accesses from Telefónica Czech Republic and Telefónica Ireland from 2013 accesses.
(1)	In the first quarter of 2014, 45 thousands inactive “fixed wireless” accesses were disconnected in Mexico.
(2)	In the second quarter of 2014, fixed clients includes 50 thousands additional fixed wireless clients in Peru.
(3)	In the first quarter of 2014, 1.9 million inactive accesses were disconnected in Mexico.
(4)	In the fourth quarter 2014, 1.8 million inactive accesses were disconnected in Central America.
(5)	In the second quarter of 2014, Pay TV accesses includes 131 thousand “TV Mini” clients in Spain.

In 2014 the Group’s strategy was based on capturing growth in its markets, especially on attracting high-value customers.

Mobile accesses totaled 250.0 million as of December 31, 2014, increasing 8.2% compared to 2013 (a 2.1% increase excluding accesses from the E-Plus Group in 2014 and from Telefónica Czech Republic and in Telefónica Ireland in 2013), driven by the E-Plus Group acquisition and strong growth in the contract segment (+11.5%), which represented 34% of total mobile accesses as of December 31, 2014 (+1 p.p. year-on-year). Notably, Telefónica Spain increased its contract segment in 2014 in 77 thousand new accesses (excluding the impact of the disconnection of 569 thousand inactive M2M accesses), a positive number for the first time since 2011.

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Smartphone accesses maintained a strong growth rate (up 45.4% at December 31, 2014 compared to December 31, 2013), totaling 79.0 million accesses and reaching a penetration rate over total accesses of 34% (+9 p.p. year-on-year), reflecting the Company’s strategic focus on the growth of its data services.

Fixed broadband accesses stood at 17.6 million at December 31, 2014, a decrease of 4.3% year-on-year in reported terms (+0.8% excluding accesses from Telefónica Czech Republic in 2013). Fiber accesses stood at 1.8 million at December 31, 2014 (a 111.8% increase compared to December 31, 2013).

TV accesses totaled 5.1 million at December 31, 2014, up 41.2% year-on-year (47.6% excluding accesses from Telefónica Czech Republic in 2013). Net adds, excluding accesses from Telefónica Czech Republic, reached 1.6 million in the year.

	Year ended December 31				Percent change
	2013 (*)		2014 (*)		2014 vs 2013
Millions of euros	Total	% of revenues	Total	% of revenues	Var.	% Var.
Revenues	50,547	100.0%	43,458	100.0%	(7,089)	(14.0%)
Other income	1,491	2.9%	1,521	3.5%	30	2.0%
Supplies	(13,758)	(27.2%)	(11,750)	(27.0%)	2,008	(14.6%)
Personnel expenses	(6,659)	(13.2%)	(6,621)	(15.2%)	38	(0.6%)
Other expenses	(14,144)	(28.0%)	(12,827)	(29.5%)	1,317	(9.3%)
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	17,477	34.6%	13,781	31.7%	(3,696)	(21.1%)
Depreciation and amortization	(8,616)	(17.0%)	(7,431)	(17.1%)	1,185	(13.8%)
OPERATING INCOME	8,861	17.5%	6,350	14.6%	(2,511)	(28.3%)
Share of loss of investments accounted for by the equity method	(291)	(0.6%)	(498)	(1.1%)	(207)	70.9%
Net financial expense	(2,842)	(5.6%)	(2,779)	(6.4%)	63	(2.2%)
PROFIT BEFORE TAX	5,728	11.3%	3,073	7.1%	(2,655)	(46.3%)
Corporte income tax	(1,201)	(2.4%)	(260)	(0.6%)	941	(78.3%)
Profit after tax from continuing operations	4,527	9.0%	2,813	6.5%	(1,714)	(37.9%)
Profit after tax from discontinued operations	442	0.9%	439	1.0%	(3)	(0.7%)
PROFIT FOR THE YEAR	4,969	9.8%	3,252	7.5%	(1,717)	(34.6%)
Non-controlling interests	(376)	(0.7%)	(251)	(0.6%)	125	(33.2%)
PROFIT FOR THE YEAR ATTRIBUTABLE TO EQUITY HOLDERS OF THE PARENT	4,593	9.1%	3,001	6.9%	(1,592)	(34.7%)

(*)	Revised data to reflect the results of Telefónica’s operations in the United Kingdom as discontinued operations.

Adjustments made to calculate 2014/2013 organic variations

As stated above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis. See “—2015/2014 consolidated results—Adjustments made to calculate organic variations”.

We have made the following adjustments in order to calculate 2014/2013 variations in organic terms:

•	Foreign exchange effects and the impact of hyperinflationary adjustments in Venezuela:

We have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates in 2014 and 2013. In particular, we have used the average foreign exchange rates of 2013 for both years.

Foreign exchange rates had a negative impact on our reported 2014 results, mainly due to the depreciation of various Latin American currencies versus the euro, in particular the Argentine peso, the Brazilian real and the Venezuelan bolívar.

We have also excluded the impact of hyperinflationary adjustments in Venezuela by reversing such adjustments.

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•	Changes in the scope of consolidation:

We have excluded the impact of changes in our consolidation perimeter in 2014 and 2013. The main changes in our consolidation perimeter in such years related to the consolidation of E-Plus in Telefónica Germany since October 2014, the sale of Telefónica Ireland in July 2014 and the sale of Telefónica Czech Republic in January 2014.

In order to exclude the impact of these changes in our perimeter, we have:

•	excluded E-Plus’s results from October 1 to December 31, 2014 from our 2014 results;

•	excluded Telefónica Ireland’s results from July 1 to December 31, 2013 from our 2013 results; and

•	excluded Telefónica Czech Republic’s results from January 1 to December 31, 2013 from our 2013 results.

•	Restructuring costs:

We have excluded the impact of certain restructuring costs in 2014, mainly those related to the simplification initiatives carried out by the Group in order to reach its targets, mainly in Telefónica Germany, Telefónica Hispanoamérica and Telefónica Brazil. In 2014 these costs totaled 409 million euros in Telefónica Germany, 99 million euros in Telefónica Hispanoamérica and 68 million euros in Telefónica Brazil (all impacts on OIBDA).

No restructuring costs were excluded from our 2013 results to calculate organic variations.

•	Impact of sale of companies:

We have excluded the impact of the sale of certain companies in 2013. In particular we have excluded the results deriving from the sale of Telefónica Ireland (16 million euros loss), Telefónica Czech Republic (176 million euros loss) and Hispasat (21 million euros gain).

•	Results of tower sales:

The results attributable to the sale of towers in 2014 and 2013 have been excluded in both years.

In 2014 the results from the sale of towers totaled 196 million euros, mainly in Telefónica Spain (191 million euros). In 2013 the results from the sale of towers totaled 111 million euros, mainly in Telefónica Spain (70 million euros), Telefónica Brazil (29 million euros) and Telefónica Hispanoamérica (11 million euros in Mexico, Chile and Colombia).

•	Spectrum acquisition:

We have excluded the impact of spectrum acquisitions in 2014 and 2013.

In 2014, these acquisitions totaled 1,294 million euros, 889 million euros corresponding to Telefónica Brazil and 405 million euros corresponding to Telefónica Hispanoamérica, with the following distribution by country or region:

•	Telefónica Argentina (168 million euros);

•	Telefónica Colombia (111 million euros); and

•	Telefónica Venezuela and Central America (126 million euros).

In 2013 these acquisitions totaled 505 million euros and related mainly to Telefónica Brazil (185 million euros), Telefónica Hispanoamérica (251 million euros, mainly in Peru and Colombia) and Telefónica Spain (69 million euros).

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•	Real Estate Efficiency Plan:

In 2014 we have excluded the impact of certain urban assets qualification changes in Telefónica Spain and the investment in Telefónica’s Barcelona head office, which had an impact on capital expenditures (Capex) of 78 million euros.

The table below shows 2014/2013 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement measures:

	YoY variation
TELEFÓNICA 2014	% Reported YoY	% Organic YoY
Revenues	(14.0%)	2.9%
Other income	2.0%	7.0%
Supplies	(14.6%)	(0.4%)
Personnel expenses	(0.6%)	7.1%
Other expenses	(9.3%)	8.1%
OIBDA	(21.1%)	(0.1%)
Operating income (OI)	(28.3%)	2.1%
CapEx	8.4%	17.7%
OpCF (OIBDA-CapEx)	(46.2%)	(13.9%)

The below table shows the contribution of each item for which we have adjusted to our reported growth. With respect to each line item, the contribution to reported growth of such line item, expressed in percentage points, is the result of dividing the impact of each item for which we have adjusted by the amount of such line item, on a reported basis, for the prior year.

	Contribution to reported growth (percentage points)
		Perimeter change
TELEFÓNICA 2014	Exchange rate effect and hyperinflation	E-Plus	Czech Rep., Ireland & Others	Restructuring costs	Result on sale of companies	Towers sales	Spectrum acquisition	Real estate efficiency plan
Revenues	(14.4)	1.5	(3.9)	—	—	—	—	—
Other income	(0.1)	—	(0.1)	—	—	0.2	—	—
Supplies	(11.9)	1.9	(4.3)	—	—	—	—	—
Personnel expenses	(13.5)	1.0	(3.6)	8.7	—	—	—	—
Other expenses	(15.7)	2.4	(3.0)	0.6	(1.4)	—	—	—
OIBDA	(14.8)	0.7	(4.6)	(3.8)	0.9	0.5	—	—
OI	(20.4)	(1.4)	(3.8)	(7.6)	1.8	1.0	—	—
CapEx	(23.2)	2.3	(3.1)	0.5	—	—	15.0	1.0
OpCF (OIBDA-CapEx)	(7.6)	(0.7)	(5.8)	(7.5)	1.7	0.9	(12.7)	(0.8)

Results discussion

Revenues totaled 43,458 million euros in 2014, down 14.0% compared to 2013 in reported terms due mainly to the adverse impact of changes in exchange rates and hyperinflation in Venezuela (which accounted for -14.4 p.p. of the decrease) and the sales of Telefónica Czech Republic and Telefónica Ireland (-3.9 p.p.), partially offset by the impact of the acquisition of E-Plus (+1.5 p.p.). In organic terms, revenues increased 2.9% due mainly to the good performance of Telefónica Hispanoamérica, where revenues from mobile data and digital services increased.

The structure of revenues reflected Telefónica’s business diversification. Despite the impact of changes in exchange rates, Telefónica Hispanoamérica was the larger contributor to our revenues in 2014, representing 30.3% (-3.1 p.p. compared to 2013), followed by Telefónica Spain, representing 27.7% (+2.0 p.p. compared to 2013), Telefónica Brazil, representing 25.8% (+1.7 p.p. compared to 2013) and Telefónica Germany, representing 12.7% (+3.0 p.p. compared to 2013).

Mobile data revenues totaled 8,568 million euros in 2014 and decreased by 8.9% in reported terms affected mainly by exchange rate differences and hyperinflation in Venezuela and changes in the consolidation perimeter. Excluding these impacts, these revenues grew by 12.7%, due to the expansion of smartphones and data plans,

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mainly in Telefónica Hispanoamérica and Telefónica Brazil. These revenues accounted for 37% of mobile service revenues in 2014, up 2.4 percentage points compared to 2013 in reported terms. Revenues from non-SMS data were up 2.8% in reported terms (+25.4% excluding the impact of exchange rate differences, the effect of hyperinflation in Venezuela and changes in the consolidation perimeter), representing 78% of total data revenues in reported terms (+8.9 p.p. year-on-year).

Other income in 2014 mainly included own work capitalized in our fixed assets, profit from the sale of other assets, and the sale of towers of Telefónica Spain, Telefónica Brazil and Telefónica Hispanoamérica, and totaled 1,521 million euros, up 2.0% year-on-year, mainly due to increased sales of towers (which had an impact on OIBDA of 196 million euros, primarily in Telefónica Spain with 191 million euros), and an extraordinary sale of real estate in Telefónica Spain (41 million euros).

Other income in 2013 totaled 1,491 million euros and was attributable in part to the sale of towers of Telefónica Brazil, Telefónica Hispanoamérica and Telefónica Spain (which had an impact of 113 million euros in other income and 111 million euros in OIBDA) and capital gains on the assets sale of Telefónica Germany (76 million euros) and the sale of Hispasat (21 million euros).

Total expenses (which include supply costs, personnel costs and other expenses (principally external services and taxes) but do not include amortization and depreciation expenses), amounted to 31,198 million euros in 2014, down by 9.7% in reported terms year-on-year as a result mainly of the impact of changes in exchange rates and hyperinflation in Venezuela and the sales of Telefónica Czech Republic and Telefónica Ireland. In organic terms, expenses grew by 4.5% year-on-year, mainly due to higher commercial expenditures and outlays on networks and systems. The breakdown of our expenses was as follows:

•	Supplies amounted to 11,750 million euros in 2014, down 14.6% year-on-year in reported terms, as a result mainly of the impact of changes in exchange rates and hyperinflation in Venezuela and the sales of Telefónica Czech Republic and Telefónica Ireland. In organic terms, supplies fell by 0.4% due to lower mobile interconnection costs, which more than offset the higher equipment costs of handsets and TV content.

•	Personnel expenses totaled 6,621 million euros in 2014, down 0.6% year-on-year in reported terms, as a result mainly of the impact of changes in exchange rates and hyperinflation in Venezuela and the sales of Telefónica Czech Republic and Telefónica Ireland, which was partially offset by the increased expenditures on the Company’s global restructuring program (including the integration costs in Telefónica Germany and costs resulting from the simplification initiatives that the Group is implementing to meet its targets) and, to a lesser extent, the impact of the acquisition of E-Plus. In organic terms, personnel costs rose by 7.1% in 2014 compared to 2013 due to higher prices in some countries.

The average headcount in 2014 was 112,921 employees, down 6.1% compared to 2013 due mainly to the changes in the scope of consolidation (-2.1% excluding changes to the scope of consolidation). Including Telefónica United Kingdom, the average headcount in 2014 would have been 120,497 employees, down 7.2% compared to 2013 due mainly to the changes in the scope of consolidation:

•	Other expenses amounted to 12,827 million euros in 2014, down 9.3% year-on-year in reported terms mainly due to exchange rate differences and the effect of hyperinflation in Venezuela, the impact of value adjustments in the sales of Telefónica Ireland and Telefónica Czech Republic, changes to the scope of consolidation and the recognition of integration costs in Telefónica Germany. In organic terms, other expenses increased by 8.1% due to higher commercial costs, higher network costs produced by larger volumes of data traffic and greater outlays on modernization of the network.

OIBDA reached 13,781 million euros, down 21.1% in reported terms, mainly due to exchange rate differences and the effect of hyperinflation in Venezuela, the sales of Telefónica Czech Republic and Telefónica Ireland and the impact of value adjustments relating to such sales and the increased expenditures on the Company’s global restructuring program (including the integration costs in Telefónica Germany and costs resulting from the simplification initiatives that the Group is implementing to meet its targets). In organic terms, OIBDA was practically stable (-0.1% year-on-year).

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OIBDA margin was 31.7% in 2014, down 2.9 percentage points year-on-year in reported terms.

By segment, Telefónica Spain contributed most to the Group’s consolidated OIBDA, accounting for 41.2% of the total (+4.9 p.p. compared to 2013), Telefónica Hispanoamérica accounted for 29.5% (-2.1 p.p. compared to 2013), Telefónica Brazil accounted for 25.7% (+3.2 p.p. compared to 2013), and Telefónica Germany accounted for 5.3% (-2.2 p.p. compared to 2013).

Depreciation and amortization amounted to 7,431 million euros in 2014, a decline of 13.8% year-on-year in reported terms, due to lower depreciation of fixed assets, mainly in Telefónica Brazil. The total depreciation and amortization charges arising from purchase price allocation processes amounted to 574 million euros in 2014 (-21.2% year-on-year).

Operating income (OI) in 2014 totaled 6,350 million euros, down 28.3% compared to 2013, mainly affected by exchange rate differences and the effect of hyperinflation in Venezuela (-20.4 p.p.), recognition in 2014 of expenditure on integrations costs in Telefónica Germany and the global restructuring program, in accordance with the simplification initiatives the Group is implementing to meet its targets (-7.6 p.p.), changes to the scope of consolidation (-5.2 p.p.), due to the sale of Telefónica Czech Republic and Telefónica Ireland and the acquisition of the E-Plus Group, and additionally affected by higher tower sales in 2014 as compared to 2013 (+1.0 p.p.). In organic terms, operating income would have increased by 2.1% year-on-year.

The share of loss of investments accounted for by the equity method was a loss of 498 million euros (compared to a loss of 291 million euros in 2013), mainly due to valuation adjustments of Telco, S.p.A. at Telecom Italia, S.p.A. This, along with the contribution to the year’s results, had a negative impact of 464 million euros in 2014 (compared to a loss of 267 million euros in 2013).

Net financial expense amounted to 2,779 million euros in 2014 (-2.2% year-on-year in reported terms), and included 290 million euros due to net negative foreign exchange differences primarily as a result of the Company’s decision to adopt the SICAD II exchange rate of the Venezuelan bolivar. Excluding this effect, net financial expenses fell 9.0% year-on-year, mainly due to a 9.1% reduction in the average debt, placing the effective cost of debt in 2014 at 5.31%, one basis point higher than in 2013. The greater weight of debt in Latin America currencies and repayment and maturity of cheap debt in euros increased the average cost by 47 basis points, while the lower rates in Latin America and Europe reduced it by 41 basis points.

Corporate income tax totaled 260 million euros in 2014 on a pre-tax income of 3,073 million euros, implying an effective tax rate of 8.5%, 12.5 percentage points lower year-on-year. This was mainly due to the effect of a review of deferred taxes in Brazil following a change to legislation during the second quarter of 2014, and to a larger recognition of tax credits in Colombia.

Profit after tax from discontinued operations totaled 439 million euros, a decrease of 0.7% compared to 2013 and related exclusively to our operations in the United Kingdom.

The following table provides additional information on our discontinued operations:

Millions of euros	January- December 2014	January- December 2013	% YoY 14/13
Revenues	6,919	6,514	6.2%
Other income	187	202	(7.4%)
Supplies	(3,431)	(3,283)	4.5%
Personnel expenses	(477)	(549)	(13.1%)
Other expenses	(1,463)	(1,284)	13.9%
OPERATING INCOME BEFORE DEPRECIATION AND AMORTIZATION (OIBDA)	1,735	1,600	8.4%
Depreciation and amortization	(1,118)	(1,011)	10.6%
OPERATING INCOME	617	589	4.8%
Share of loss of investments accounted for by the equity method	(12)	(13)	(7.7%)
Net financial expense	(43)	(24)	79.2%
PROFIT BEFORE TAX FROM DISCONTINUED	562	552	1.8%

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OPERATIONS
Corporate income tax	(123)	(110)	11.8%
PROFIT AFTER TAX FROM DISCONTINUED OPERATIONS	439	442	(0.7%)

Profit attributable to non-controlling interests reduced net profit by 251 million euros in 2014, 33.2% less than in 2013, mainly due to the losses attributed to minority shareholders of Telefónica Germany impacted by the recording of the restructuring expenses mentioned above, partially offset by the effect of the review of deferred taxes in Brazil following a change to legislation in 2014, and to a larger recognition of tax credits.

As a result of the foregoing, profit for the year attributable to equity holders of the parent for 2014 was 3,001 million euros (down 34.7% year-on-year).

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2014/2013 Segment results

TELEFÓNICA SPAIN

The below table shows the evolution of accesses in Telefónica Spain in 2013 and 2014:

ACCESSES

Thousands of accesses	2013	2014	%YoY

Fixed telephony accesses (1)	11,089.8	10,447.8	(5.8%)
Naked ADSL	22.8	21.3	(6.6%)
Internet and data accesses	5,899.0	5,928.7	0.5%
Narrowband	38.5	30.9	(19.6%)
Broadband (2)	5,846.8	5,885.9	0.7%
Other	13.7	11.9	(13.7%)
Mobile accesses	19,002.1	17,575.4	(7.5%)
Prepay	4,262.7	3,328.1	(21.9%)
Contract (3)	14,739.3	14,247.3	(3.3%)
Pay TV (4)	672.7	1,884.7	180.2%
WLR	525.8	570.6	8.5%
Unbundled loops	3,787.1	4,087.3	7.9%
Shared ULL	130.6	94.1	(27.9%)
Full ULL	3,656.5	3,993.3	9.2%
Wholesale ADSL	676.8	707.8	4.6%
Other	0.4	0.3	(28.5%)
Final Clients Accesses	36,663.6	35,836.7	(2.3%)
Wholesale Accesses	4,990.1	5,366.0	7.5%

Total Accesses	41,653.6	41,202.7	(1.1%)

Notes:

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.
(2)	Includes ADSL, satellite, optical fiber, cable modem and broadband circuits.
(3)	In the first quarter of 2014, 569 thousand M2M inactive accesses were disconnected.
(4)	Since the second quarter of 2014, Pay TV accesses include 131 thousand “TV Mini” customers.

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The table below shows the evolution of Telefónica Spain’s results in 2013 and 2014:

Millions of euros TELEFÓNICA SPAIN	2013	2014	% Reported YoY		% Organic YoY (1)
Revenues	12,959	12,023	(7.2%)		(7.2%)
Mobile Business	5,121	4,556	(11.0%)		(11.0%)
Mobile service revenues	4,580	3,888	(15.1%)		(15.1%)
Fixed Business	8,861	8,543	(3.6%)		(3.6%)
Other income	445	635	42.6%		17.7%
Supplies	(2,486)	(2,592)	4.2%		4.2%
Personnel expenses	(2,113)	(2,139)	1.2%		1.2%
Other expenses	(2,465)	(2,256)	(8.5%)		(8.6%)
OIBDA	6,340	5,671	(10.6%)		(12.6%)
OIBDA Margin	48.9%	47.2%	(1.8	p.p.)	(2.8	p.p.)
Depreciation and amortization	(1,903)	(1,805)	(5.1%)		(5.1%)
Operating Income (OI)	4,437	3,866	(12.9%)		(15.8%)
CapEx	1,529	1,732	13.3%		15.2%
OpCF (OIBDA-CapEx)	4,811	3,939	(18.1%)		(21.0%)

(1)	See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Spain, we have made the following adjustments in order to calculate 2014/2013 variations in organic terms:

•	Results of tower sales:

The results attributable to the sale of towers in 2014 and 2013 have been excluded in both years. In 2014, the results from the sale of towers totaled 191 million euros. In 2013, the results from the sale of towers totaled 70 million euros.

•	Spectrum acquisition:

We have excluded the impact of spectrum acquisitions in 2013 which totaled 69 million euros. There was no spectrum acquisition in 2014.

•	Real Estate Efficiency Plan:

In 2014, we have excluded the impact of certain urban assets qualification changes in Telefónica Spain, totaling 49 million euros.

The table below shows 2014/2013 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement measures, and the contribution of each item for which we have adjusted to our reported growth.

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	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA SPAIN 2014	% Reported YoY	% Organic YoY	Towers sale	Spectrum acquisition	Real Estate Efficiency Plan
Revenues	(7.2%)	(7.2%)	—	—	—
Other income	42.6%	17.7%	27.7	—	—
Supplies	4.2%	4.2%	—	—	—
Personnel expenses	1.2%	1.2%	—	—	—
Other expenses	(8.5%)	(8.6%)	0.1	—	—
OIBDA	(10.6%)	(12.6%)	1.9	—	—
CapEx	13.3%	15.2%	—	(4.5)	3.2
OpCF (OIBDA-CapEx)	(18.1%)	(21.0%)	2.5	1.4	(1.0)

Results discussion

Revenues totaled 12,023 million euros in 2014 (-7.2% year-on-year) showing a softer decline than in previous years, due in part to a more favorable macroeconomic and competitive environment.

We consider revenue breakdown to be increasingly less relevant given the high penetration level of our convergent offer, by which we mean the offer of more than a single service for a single price. However, we continue to report revenue breakdown for information purposes. Fixed business revenues fell 3.6% year-on-year in 2014, due to lower access and voice revenues, partially offset by higher broadband and new services revenues, mainly TV and IT. Mobile business revenues fell 11.0% year-on-year in 2014 due to the decline in mobile accesses and the 10.1% drop in ARPU, impacted by lower prices in the new tariff portfolio.

Mobile ARPU is becoming less representative of the Group’s business performance, owing to its significant dependence on the allocation of revenue in convergent offers. In 2014 mobile ARPU declined by 10.1% year-on-year, impacted by lower prices in the new tariff portfolio.

TELEFÓNICA SPAIN	2013	2014	%YoY
Voice Traffic (millions of minutes)	34,428	35,600	3.4%
ARPU (EUR) (1)	17.7	15.9	(10.1%)
Prepay	7.3	6.2	(14.5%)
Contract (2)	24.0	20.6	(14.2%)
Data ARPU (EUR) (1)	6.8	7.0	3.6%
% non-SMS over data revenues	92.1%	95.0%	2.8	p.p.

Notes:

(1)	Impacted by the disconnection of 569 thousand inactive M2M accesses in the first quarter of 2014.
(2)	Excludes M2M.

OIBDA amounted to 5,671 million euros in 2014, down 10.6% year-on-year in reported terms, due mainly to lower revenues and higher supplies expense. In organic terms, OIBDA fell 12.6% year-on-year in 2014, affected by the drop in revenues despite the higher commercial effort by Telefónica Spain to capture the growth and value opportunities in the market and the decrease in total expenses. Total expenses decreased 1.1% year-on-year, reflecting the control of costs and the transformation efficiency initiatives implemented in recent years. However, personnel expenses increased 1.2% year-on-year, primarily due to the end of the redundancy program in 2013 and the Company’s contribution to its pension plan in July 2014, following its temporary freeze from April 2013 to July 2014. This decrease was partially offset by the sale of real estate assets (63 million euros).

OIBDA margin stood at 47.2% in 2014, down 1.8 percentage points year-on-year.

TELEFÓNICA GERMANY

The below table shows the evolution of accesses in Telefónica Germany in 2013 and 2014.

ACCESSES

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Thousands of accesses	2013	2014	% Reported YoY	% Organic YoY (1)
Fixed telephony accesses (2)	2,124.9	2,036.4	(4.2%)	(4.2%)
Internet and data accesses	2,516.1	2,387.0	(5.1%)	(5.1%)
Narrowband	271.7	243.2	(10.5%)	(10.5%)
Broadband	2,244.3	2,143.8	(4.5%)	(4.5%)
Mobile accesses	19,401.0	42,124.9	117.1%	1.4%
Prepay	9,114.9	23,350.7	156.2%	(2.8%)
Contract	10,286.1	18,774.1	82.5%	5.1%
Final Clients Accesses	24,042.0	46,548.3	93.6%	0.2%
Wholesale Accesses	1,125.0	1,113.3	(1.0%)	(1.0%)

Total Accesses	25,166.9	47,661.5	89.4%	0.2%

Notes:

(1)	In order to calculate organic changes, we have excluded the accesses of E-Plus as of December 31, 2014 to our accesses as of such date.
(2)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Includes VoIP and Naked ADSL.

The below table shows the contribution of the acquisition of E-Plus to our accesses in 2014 (compared to 2013) which we have adjusted to our reported growth:

TELEFÓNICA GERMANY 2014	% Reported YoY	% Organic YoY	E-Plus
Mobile accesses	117.1%	1.4%	(115.7	p.p.)
Prepay	156.2%	(2.8%)	(159.0	p.p.)
Contract	82.5%	5.1%	(77.4	p.p.)
Final Clients Accesses	93.6%	0.2%	(93.4	p.p.)

Total Accesses	89.4%	0.2%	(89.2	p.p.)

(1)	In order to calculate organic changes, we have excluded the accesses of E-Plus as of December 31, 2014 to our accesses as of such date.

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The table below shows the evolution of Telefónica Germany’s results in 2013 and 2014:

Millions of euros TELEFÓNICA GERMANY	2013	2014	% Reported YoY		% Organic YoY (1)
Revenues	4,914	5,522	12.4%		(3.5%)
Mobile Business	3,673	4,375	19.1%		(2.2%)
Mobile service revenues	2,989	3,580	19.8%		(2.3%)
Fixed Business	1,235	1,138	(7.8%)		(7.8%)
Other income	169	106	(37.4%)		(44.8%)
Supplies	(1,958)	(2,144)	9.5%		(3.9%)
Personnel expenses	(419)	(828)	97.7%		5.6%
Other expenses	(1,398)	(1,923)	37.5%		6.6%
OIBDA	1,308	733	(44.0%)		(22.1%)
OIBDA Margin	26.6%	13.3%	(13.4	p.p.)	(5.1	p.p.)
Depreciation and amortization	(1,231)	(1,426)	15.7%		(4.9%)
Operating Income (OI)	77	(693)	n.m.		n.m.
CapEx	666	849	27.5%		(6.4%)
OpCF (OIBDA-CapEx)	642	(116)	n.m.		(38.3%)

(1)	See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Germany, we have made the following adjustments in order to calculate 2014/2013 variations in organic terms:

•	Changes in the scope of consolidation:

We have excluded the impact of changes in our consolidation perimeter in 2014 and 2013. The main change to our Telefónica Germany consolidation perimeter in such years related to the consolidation of E-Plus in Telefónica Germany since October 2014. In order to exclude the impact of this change in our perimeter, we have excluded E-Plus’s results from October 1 to December 31, 2014 from our 2014 results.

•	Restructuring costs:

We have excluded the impact of certain restructuring costs associated with certain simplification processes implemented in Telefónica Germany. In 2014, these restructuring costs totaled 409 million euros. In 2013 there were no restructuring costs.

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The table below shows 2014/2013 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA GERMANY 2014	% Reported YoY	% Organic YoY	E-Plus	Restructuring Costs
Revenues	12.4%	(3.5%)	15.9	—
Other income	(37.4%)	(44.8%)	7.5	—
Supplies	9.5%	(3.9%)	13.4	—
Personnel expenses	97.7%	5.6%	15.3	76.8
Other expenses	37.5%	6.6%	24.7	6.2
OIBDA	(44.0%)	(22.1%)	9.3	(31.2)
CapEx	27.5%	(6.4%)	27.9	6.0
OpCF (OIBDA-CapEx)	n.m.	(38.3%)	(9.9)	(69.9)

Results discussion

Total revenues amounted to 5,522 million euros in 2014, up by 12.4% due mainly to the consolidation of the E-Plus Group since October 1, 2014, and offset in part by the lower service revenues during the rest of the year.

•	Mobile service revenues totaled 3,580 million euros in 2014, up by 19.8% year-on-year in reported terms, due mainly to the consolidation of the E-Plus Group since October 1, 2014 and offset in part by the lower voice and SMS revenues during the rest of the year. Telefónica Germany continued to focus on data revenues, which increased 24.3% and accounted for 50.1% of mobile service revenues. Non P2P SMS data revenues accounted for 71.2% of the total data revenues (+4.7 p.p. year-on-year), increasing 32.8% year-on-year.

•	Fixed telephony revenues fell by 7.8% year-on-year in 2014 to stand at 1,138 million euros. The main reason for this was a decline in fixed broadband customers (partially mitigated by VDSL growth) and transit business revenues, impacting slightly on the margin.

ARPU was negatively affected by the consolidation of the E-Plus Group and decreased by 7.1% year-on-year in 2014, reducing its year-on-year decline compared to 2013, due to the smaller proportional impact of migration to new tariffs, and the various actions undertaken with respect to the Telefónica Germany’s customer base in order to boost income and data leverage.

TELEFÓNICA GERMANY	2013	2014	%YoY
Voice Traffic (millions of minutes)	30,152	41,186	36.6%
ARPU (EUR)	12.7	11.8	(7.1%)
Prepay	5.1	5.4	4.5%
Contract (1)	19.6	18.4	(5.9%)
Data ARPU (EUR)	6.2	5.9	(3.9%)
% non-SMS over data revenues	66.5%	71.2%	4.7	p.p.

Notes:

(1)	Excludes M2M.

OIBDA was 733 million euros in 2014, falling by 44.0% year-on-year in reported terms, mainly due to the 409 million euros provision relating to the restructuring process resulting from integration of the E-Plus Group, which impact was partially offset by the consolidation of E-Plus. In organic terms, OIBDA decreased

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22.1% year-on-year, as a result of higher handset costs of sale, partially offset by lower interconnection costs resulting from less SMS and lower interconnection tariffs.

OIBDA margin stood at 13.3% in 2014, down 13.4 percentage points year-on-year in reported terms, mainly due to the provision relating to the restructuring process resulting from the integration of the E-Plus Group, which impact was partially offset by the consolidation of E-Plus.

TELEFÓNICA BRAZIL

The below table shows the evolution of accesses in Telefónica Brazil in 2013 and 2014:

ACCESSES

Thousands of accesses	2013	2014	%YoY
Fixed telephony accesses (1)	10,747.8	10,743.4	(0.0%)
Internet and data accesses	4,102.0	4,082.6	(0.5%)
Narrowband	92.1	73.7	(19.9%)
Broadband (2)	3,936.7	3,939.8	0.1%
Other	73.2	69.0	(5.8%)
Mobile accesses	77,240.2	79,932.1	3.5%
Prepay	53,551.9	51,582.4	(3.7%)
Contract	23,688.3	28,349.7	19.7%
Pay TV	640.1	770.6	20.4%
Final Clients Accesses	92,730.0	95,528.6	3.0%
Wholesale Accesses	18.8	25.9	37.5%

Total Accesses	92,748.9	95,554.5	3.0%

Notes:

(1)	PSTN (including Public Use Telephony) x1; ISDN Basic access x1; ISDN Primary access; 2/6 Digital Access x30. Company’s accesses for internal use included. Voice fixed wireless accesses included.
(2)	Includes ADSL, optical fiber, cable modem and broadband circuits.

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The table below shows the evolution of Telefónica Brazil’s results in 2013 and 2014:

Millions of euros TELEFÓNICA BRAZIL	2013	2014	% Reported YoY		% Organic YoY (1)
Revenues	12,217	11,231	(8.1%)		0.5%
Mobile Business	8,092	7,618	(5.9%)		2.9%
Mobile service revenues	7,608	7,228	(5.0%)		3.8%
Fixed Business	4,125	3,613	(12.4%)		(4.2%)
Other income	299	261	(12.6%)		5.5%
Supplies	(3,128)	(2,680)	(14.3%)		(6.3%)
Personnel expenses	(1,036)	(976)	(5.8%)		(4.2%)
Other expenses	(4,412)	(4,293)	(2.7%)		6.4%
OIBDA	3,940	3,543	(10.1%)		0.9%
OIBDA Margin	32.3%	31.5%	(0.7	p.p.)	0.1	p.p.
Depreciation and amortization	(2,109)	(1,762)	(16.5%)		(8.7%)
Operating Income (OI)	1,831	1,781	(2.7%)		12.1%
CapEx	2,127	2,933	37.9%		15.0%
OpCF (OIBDA-CapEx)	1,813	610	(66.4%)		(13.0%)

(1)	See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Brazil, we have made the following adjustments in order to calculate 2014/2013 variations in organic terms:

•	Foreign exchange effects:

•	We have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates in 2014 and 2013. In particular, we have used the average foreign exchange rate of 2013 for both years. Foreign exchange rates had a negative impact on our reported 2014 Telefónica Brazil results as a result of the depreciation of the Brazilian real.Restructuring costs:

We have excluded the impact of certain restructuring costs associated with certain simplification processes implemented in Brazil. In 2014, these restructuring costs totaled 68 million euros. No restructuring costs were excluded from our 2013 results to calculate organic variations.

•	Results of tower sales:

The results attributable to the sale of towers in 2014 and 2013 have been excluded in both years. The results from the sale of towers totaled 1 million euros and 29 million euros in 2014 and 2013, respectively.

•	Spectrum acquisition:

We have excluded the impact of spectrum acquisitions in 2014 and 2013. In 2014, these acquisitions totaled 889 million euros (and related to a LTE block in the 700 MHz band). In 2013 these acquisitions amounted to 185 million euros.

The table below shows 2014/2013 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement measures, and the contribution of each item for which we have adjusted to our reported growth:

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	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA BRAZIL 2014	% Reported YoY	% Organic YoY	Exchange rate effect	Restructuring Costs	Towers sale	Spectrum acquisition
Revenues	(8.1%)	0.5%	(8.6)	—	—	—
Other income	(12.6%)	5.5%	(8.1)	—	(9.5)	—
Supplies	(14.3%)	(6.3%)	(8.0)	—	—	—
Personnel expenses	(5.8%)	(4.2%)	(8.8)	7.2	—	—
Other expenses	(2.7%)	6.4%	(9.1)	—	—	—
OIBDA	(10.1%)	0.9%	(8.4)	(1.9)	(0.7)	—
CapEx	37.9%	15.0%	(12.8)	—	—	37.0
OpCF (OIBDA-CapEx)	(66.4%)	(13.0%)	(3.1)	(4.1)	(1.6)	(43.4)

Results discussion

Revenues totaled 11,231 million euros in 2014, down 8.1% in reported terms as a result mainly of the depreciation of the Brazilian real. In local currency, revenues increased by 0.5%, principally due to the good evolution in the mobile business (+2.9% year-on-year in local currency).

•	Revenues from the mobile business totaled 7,618 million euros in 2014, falling by 5.9% in reported terms as a result mainly of the depreciation of the Brazilian real. In local currency, revenues from the mobile business increased by 2.9% due to the positive evolution of service revenues (up 3.8% year-on-year in local currency) as a result of the good performance of outbound revenues, which in turn increased as a result of an increase in the customer base and the increased proportion of data revenues. This evolution was partially offset by the decrease in handset revenues (down 11.9% year-on-year in local currency), and the lower inbound revenues affected by lower interconnection tariffs.

•	Fixed telephony revenues totaled 3,613 million euros, down by 12.4% in reported terms, as a result mainly of the depreciation of the Brazilian real. In local currency, revenues were down by 4.2%. This decrease was attributable in part to the lower retail fixed-mobile tariff, which reduced fixed revenues despite the stable client base and higher minute bundling plans. This was partially offset by the increase of the broadband and new services revenues (up by 4.0% in local currency) helped by the increase of accesses connected with fiber, with a higher ARPU, and the growth of the Pay TV accesses.

The mobile ARPU accounted to 7.3 euros in 2014, down 9.1% in reported terms and 0.6% year-on-year in organic terms mainly as a consequence of the reduction of the mobile termination rates. We believe that the better quality of the clients’ base is reflected in an increase of the outbound ARPU and a 16.0% growth of the data ARPU.

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TELEFÓNICA BRAZIL	2013	2014	% YoY		% Local Currency YoY
Voice Traffic (millions of minutes)	115,698	127,412	10.1%		10.1%
ARPU (EUR)	8.0	7.3	(9.1%)		(0.6%)
Prepay	4.5	3.9	(12.4%)		(4.3%)
Contract (1)	18.8	15.7	(16.5%)		(8.7%)
Data ARPU (EUR)	2.5	2.6	6.1%		16.0%
% non-SMS over data revenues	67.0%	77.4%	10.4	p.p.	10.4	p.p.

Notes:

(1)	Excludes M2M.

OIBDA was 3,543 million euros in 2014, a fall of 10.1% in reported terms as a result mainly of the depreciation of the Brazilian real and, to a lesser extent, restructuring costs incurred in 2014 and lower proceeds from the sale of towers. In organic terms, OIBDA grew by 0.9%. This growth was attributable in part to the decrease in personnel expenses (-4.2% year-on-year in organic terms) as a result of the various restructuring plans and voluntary redundancy programs carried out in 2013 and the decrease in supplies (-6.3% year-on-year in organic terms). In addition, in 2014 there were lower interconnection costs due to regulatory changes and lower handset consumption.

The OIBDA margin stood at 31.5% in 2014 in reported terms, down 0.7 percentage points compared to 2013.

TELEFÓNICA HISPANOAMÉRICA

The below table shows the evolution of accesses in Telefónica Hispanoamérica in 2013 and 2014.

ACCESSES

Thousands of accesses	2013	2014	%YoY
Fixed telephony accesses (1) (2)	13,778.5	13,374.4	(2.9%)
Internet and data accesses	5,137.7	5,433.8	5.8%
Narrowband	33.4	25.2	(24.5%)
Broadband	5,074.9	5,379.4	6.0%
Other	29.4	29.2	(0.6%)
Mobile accesses	107,266.9	110,346.5	2.9%
Prepay (3) (4)	84,524.1	86,698.0	2.6%
Contract	22,742.7	23,648.5	4.0%
Pay TV	2,133.5	2,431.9	14.0%
Final Clients Accesses	128,316.6	131,586.6	2.5%
Wholesale Accesses	22.7	16.4	(27.6%)

Total Accesses T. Hispanoamérica	128,339.3	131,603.0	2.5%

Notes:

(1)	In the first quarter of 2014, 45 thousand fixed wireless inactive accesses were disconnected in Mexico.
(2)	In 2014, fixed telephony accesses include 50 thousand “fixed wireless” additional customers in Peru.
(3)	In the first quarter of 2014, 1.9 million inactive accesses were disconnected in Mexico.
(4)	In the fourth quarter of 2014, 1.8 million inactive accesses were disconnected in Central America.

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The table below shows the evolution of Telefónica Hispanoamérica’s results in 2013 and 2014:

Millions of euros TELEFÓNICA HISPANOAMÉRICA	2013	2014	% Reported YoY		% Organic YoY (1)
Revenues	16,855	13,155	(22.0%)		14.6%
Mobile Business	13,020	9,578	(25.7%)		16.5%
Mobile service revenues	11,510	8,454	(25.7%)		17.5%
Fixed Business	4,272	3,604	(10.1%)		8.4%
Other income	238	254	6.8%		32.6%
Supplies	(4,983)	(3,841)	(22.9%)		4.9%
Personnel expenses	(1,746)	(1,525)	(12.7%)		21.1%
Other expenses	(4,833)	(3,975)	(17.7%)		21.1%
OIBDA	5,531	4,068	(26.5%)		16.4%
OIBDA Margin	32.8%	30.9%	(1.9	p.p.)	0.5	p.p.
Depreciation and amortization	(2,524)	(2,034)	(19.4%)		5.3%
Operating Income (OI)	3,007	2,034	(32.4%)		24.8%
CapEx	3,118	2,842	(8.8%)		29.1%
OpCF (OIBDA-CapEx)	2,413	1,226	(49.2%)		2.2%

(1)	See adjustments made to calculate organic variation below.

Adjustments made to calculate organic variations

As explained above, year-on-year changes referred to in this document as “organic” or presented in “organic terms” intend to present year-on-year variations on a comparable basis.

With respect to Telefónica Hispanoamérica, we have made the following adjustments in order to calculate 2014/2013 variations in organic terms:

•	Foreign exchange effects and the impact of hyperinflationary adjustments in Venezuela:

We have excluded the impact of changes in exchange rates by assuming constant average foreign exchange rates in 2014 and 2013. In particular, we have used the average foreign exchange rates of 2013 for both years.

Foreign exchange rates had a negative impact on our reported 2014 Telefónica Hispanoamérica results, mainly due to the depreciation of various Latin American currencies versus the euro, in particular the Argentine peso and the Venezuelan bolívar.

We have also excluded the impact of hyperinflationary adjustments in Venezuela by reversing such adjustments.

•	Restructuring costs:

We have excluded the impact of certain restructuring costs associated with certain simplification processes implemented in Telefónica Hispanoamérica. In 2014, restructuring costs totaled 99 million euros. No restructuring costs were excluded from our 2013 results to calculate organic variations.

•	Results of tower sales:

The results attributable to the sale of towers in 2014 and 2013 have been excluded, which totaled 4 million euros in 2014 and 11 million euros in 2013.

•	Spectrum acquisition:

We have excluded the impact of spectrum acquisitions in 2014 and 2013. In 2014, these acquisitions totaled 405 million euros and related to Telefónica Argentina (168 million euros), Telefónica Colombia (111 million euros) and Telefónica Venezuela and Central America (126 million euros). In 2013 these acquisitions amounted to 251 million euros.

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The table below shows 2014/2013 variations in reported and organic terms (the latter, calculated in accordance with the adjustments referred to above) of certain income statement measures, and the contribution of each item for which we have adjusted to our reported growth:

	YoY variation		Contribution to reported growth (percentage points)
TELEFÓNICA HISPANOAMÉRICA 2014	% Reported YoY	% Organic YoY	Exchange rate effect and Hyperinflation	Restructuring Costs	Towers sale	Spectrum acquisition
Revenues	(22.0%)	14.6%	(36.1)	—	—	—
Other income	6.8%	32.6%	(18.9)	—	(4.5)	—
Supplies	(22.9%)	4.9%	(27.6)	—	—	—
Personnel expenses	(12.7%)	21.1%	(39.5)	6.3	—	—
Other expenses	(17.7%)	21.1%	(38.2)	—	(0.1)	—
OIBDA	(26.5%)	16.4%	(40.1)	(2.0)	(0.1)	0.0
CapEx	(8.8%)	29.1%	(50.6)	—	—	15.5
OpCF (OIBDA-CapEx)	(49.2%)	2.2%	(26.6)	(4.6)	(0.3)	(20.0)

Results discussion

Revenues were 13,155 million euros in 2014, down 22.0% year-on-year in reported terms due mainly to the impact of changes in exchange rates and hyperinflation in Venezuela (which accounted for -36.1 p.p. of the evolution). In organic terms, revenues increased 14.6% year-on-year, due to the good evolution of mobile and fixed data revenues and mobile voice revenues, in both cases mainly due to customer base growth and higher data consumption along with higher data penetration, which offset the negative impact of the lower interconnection rates (which reduced growth by -1.6 p.p. year-on-year).

•	Mobile service revenues totaled 8,454 million euros in 2014, down 25.7% in reported terms mainly due to the impact of changes in exchange rates and hyperinflation in Venezuela. Excluding these impacts, mobile service revenues increased 17.5% year-on-year. Additional information on the evolution of mobile service revenues, on a by country basis, is provided below:

•	Argentina: mobile services revenues totaled 1,697 million euros, down 19.8% in reported terms due to the foreign exchange effect (which decreased growth by 39.1 p.p.). In local currency, these revenues increased by 19.3% due to the good evolution of voice and data revenues, despite the negative impact of certain changes implemented in our billing (which implies billing on a per second basis once a call’s first 30 seconds have elapsed), and higher network usage by customer and data penetration.

•	Peru: mobile service revenues totaled 1,250 million euros, up 7.8% in reported terms mainly due to the higher customer base and data massification (non-SMS data revenues were up 42.7% in 2014) and the launch of LTE which contributed to an increase in average revenues per client, which more than offset the impact of changes in exchange rates (which decreased growth by 5.6 p.p.). In local currency, revenues increased 13.4%.

•	Mexico: service revenues totaled 1,413 million euros, up 5.4% in reported terms due to the favorable regulatory interconnection terms which allowed the company to launch new competitive offers which boosted the customer consumption level in both voice and data. This increase was partially offset by the foreign exchange effect (which decreased growth by 4.6 p.p.). In local currency, revenues grew 10.0%.

•

Venezuela and Central America: mobile service revenues totaled 1,305 million euros, down 65.1% in reported terms mainly due to the foreign exchange effects and hyperinflation in Venezuela. Excluding the foreign exchange effects and hyperinflation in Venezuela, mobile service revenues were up by 36.8% year-on-year mainly due to a

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tariffs increase of up to 25% in Venezuela, since July 2014, in all services and a mobile data services expansion driven by non-SMS revenues growth (+43.4% year-on-year excluding the foreign exchange effects and hyperinflation in Venezuela), which represented 74.0% of data revenues (+10.5 p.p. year-on-year excluding the foreign exchange effects and hyperinflation in Venezuela).

•	Data revenues in the region totaled 2,676 million euros in 2014, down 24.4% in reported terms as a result mainly of the adverse impact of changes in exchange rates and hyperinflation in Venezuela. Excluding the foreign exchange effects and hyperinflation in Venezuela, data revenues were up 23%, mainly driven by non-SMS data revenues (+43.4% excluding the foreign exchange effects and hyperinflation in Venezuela) which represented 74.0% of data revenues (+11 p.p. year-on-year excluding the foreign exchange effects and hyperinflation in Venezuela).

•	Fixed business revenues totaled 3,604 million euros in 2014, down 10.1% in reported terms as a result mainly of the adverse impact of changes in exchange rates and hyperinflation in Venezuela. Excluding the foreign exchange effects and hyperinflation in Venezuela, these revenues increased 8.4% driven by broadband and new services revenues (+16.2% excluding the foreign exchange effects and hyperinflation in Venezuela). Broadband and new services revenues represented 60.0% of fixed revenues (+5 p.p. year-on-year excluding the foreign exchange effects and hyperinflation in Venezuela). Argentina in particular, experienced an acceleration of the fixed business with strong growth in access and voice revenues (which led to an ARPU increase).

ARPU was up by 10.6% in 2014 excluding the foreign exchange effects and hyperinflation in Venezuela, due to the data ARPU increase (+16.0% year-on-year) resulting from higher volume of minutes per client (+5.4%). Data traffic also increased (+65.3%). This growth was mainly driven by higher smartphones penetration and higher average consumption per access.

OIBDA totaled 4,068 million euros in 2014, down 26.5% in reported terms as a result mainly of the adverse impact of changes in exchange rates and hyperinflation in Venezuela. In organic terms, OIBDA increased by 16.4% as higher revenues registered in 2014 more than offset higher expenses, which were mainly attributable to:

•	higher commercial costs, due to higher handset costs as a result of higher high-end handset sales (which more than offset lower interconnection costs resulting from the mobile termination rates reductions in Chile, Colombia, Peru and Mexico);

•	higher personnel costs driven by increases in inflation in some countries of the region; and

•	higher costs related to commercial campaigns and higher network costs due to the increased voice and data traffic.

Set forth below is additional information on OIBDA on a country basis:

•	Argentina: OIBDA reached 802 million euros, down by 17.9% in reported terms mainly due to the exchange rate effect. In local currency, OIBDA increased by 22.1% as higher revenues more than offset the higher costs. Higher costs were attributable to the overall prices increase, although Telefónica continued to carry out cost containment plans in order to offset the inflation effect.

•	Peru: OIBDA reached 844 million euros, down by 3.5% in reported terms mainly due to higher costs, which impact was partially offset by the exchange rate effect. In local currency, OIBDA increased by 1.4% mainly due to higher service revenues, that offset the higher commercial costs resulting from higher competitive pressure in the Peruvian market.

•

Venezuela and Central America: OIBDA reached 463 million euros, down by 73.4% in reported terms mainly due to the exchange rate effect and the hyperinflation in Venezuela. Excluding these impacts OIBDA grew 21.1% mainly due to higher service revenues that offset the overall

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rise of prices and the higher purchases in U.S. dollars for services and equipment purchases, both affected by the negative impact of currency devaluation in Venezuela.

OIBDA margin was 30.9% in 2014, decreasing 1.9 percentage points year-on-year in reported terms as a result mainly of the impact of changes in exchange rates and hyperinflation in Venezuela.

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Definitions

Below are definitions of certain technical terms used in this report:

“Access” refers to a connection to any of the telecommunications services offered by Telefónica. A single fixed customer may contract for multiple services, and Telefónica believes that it is more useful to count the number of accesses a customer has contracted for, than to merely count the number of Telefónica’s customers. For example, a customer that has fixed line telephony service and broadband service is counted as two accesses rather than as one customer.

“ARPU” is the average revenues per user per month. ARPU is calculated by dividing total gross service revenues (excluding inbound roaming revenues) from sales to customers for the preceding 12 months by the weighted average number of accesses for the same period, and then dividing by 12.

“Bundles” refer to combination products that combine fixed services (wirelines, broad band and television) and mobile services.

“Churn” is the percentage of disconnections over the average customer base in a given period.

“Cloud computing” is the delivery of computing as a service rather than a product, whereby shared resources, software and information are provided to computers and other devices as a utility over a network (typically the Internet).

“Commercial activity” includes the addition of new lines, replacement of handsets and migrations.

“Data ARPU” is the average data revenues per user per month. Data ARPU is calculated by dividing total data revenues from sources such as Short Message Service (SMS), Multimedia Messaging Services (MMS), other mobile data services such as mobile connectivity and mobile Internet, premium messaging, downloading ringtones and logos, mobile mail and wireless application protocol (WAP) connectivity from sales to customers for the certain period by the weighted average number of accesses for the same period, and then dividing by the certain period.

“Data revenues” include revenues from SMS, MMS, other mobile data services such as mobile connectivity and mobile Internet, premium messaging, downloading ringtones and logos, mobile mail and WAP connectivity from sales to customers.

“Data traffic” includes all traffic from Internet access, messaging (SMS, MMS) and connectivity services that is transported by the networks owned by Telefónica.

“FaasT” is a cybersecurity technology that scans an organization’s system 24 hours a day, seven days a week, in order to prevent cybernetic attacks.

“Final client accesses” means accesses provided directly to residential and corporate clients.

“Fixed telephony accesses” includes public switched telephone network, or PSTN, lines (including public use telephony), and integrated services digital network, or ISDN, lines and circuits. For purposes of calculating Telefónica’s number of fixed line accesses, Telefónica multiplies its lines in service as follows: PSTN (x1); basic ISDN (x1); primary ISDN (x30, x20 or x10); 2/6 digital accesses (x30).

“Fixed termination rates” is an established fixed network tariff that applies when a customer makes a call to someone in a network operated by another operator.

“FTTx” is a generic term for any broadband network architecture that uses optical fiber to replace all or part of the metal local loop.

“Gross adds” means the gross increase in the customer base measured in terms of accesses in a period.

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“HDTV” or “high definition TV” has at least twice the resolution of standard definition television (SDTV), allowing it to show much more detail than an analog television or digital versatile disc (DVD).

“Incoming revenues” refers to the interconnection revenues derived from the completion of calls made from outside mobile or fixed carriers into Telefónica’s network.

“Interconnection revenues” means revenues received from other operators which use Telefónica’s networks to connect or to finish their calls and SMS or connect to their customers.

“Internet and data accesses” include broadband accesses (including retail asymmetrical digital subscriber line “ADSL,” very high bit-rate digital subscriber line “VDSL”, satellite, fiber optic and circuits over 2 Mbps), narrowband accesses (Internet service through the PSTN lines) and the remaining non-broadband final customer circuits. Internet and data accesses also include “Naked ADSL”, which allows customers to subscribe for a broadband connection without a monthly fixed line fee.

“IPTV” (Internet Protocol Television) refers to distribution systems for television subscription signals or video using broadband connections over the IP protocol.

“ISP” means Internet service provider.

“IT”, or information technology, is the acquisition, processing, storage and dissemination of vocal, pictorial, textual and numerical information by a microelectronics-based combination of computing and telecommunications.

“Latch”, is a cybernetic application, protecting accounts and on-line services.

“Local loop” means the physical circuit connecting the network termination point at the subscriber’s premises to the main distribution frame or equivalent facility in the fixed public telephone network.

“LTE” means Long Term Evolution, a 4G mobile access technology.

“M2M”, or machine to machine, refers to technologies that allow both mobile and wired systems to communicate with other devices of the same ability.

“Market share” is the percentage ratio of the number of final accesses or operator revenues over the existing total market in an operating area.

“Metashield” is a cybernetic product for protecting metadata (information on data) in digital documents and archives.

“Mobile accesses” includes accesses to the mobile network for voice and/or data services (including connectivity). Mobile accesses are categorized into contract and pre-pay accesses.

“Mobile broadband” includes Mobile Internet (Internet access from devices also used to make voice calls such as smartphones), and Mobile Connectivity (Internet access from devices that complement fixed broadband, such as PC Cards/dongles, which enable large amounts of data to be downloaded on the move).

“MTR” means mobile termination rate, which is the charge per minute or SMS paid by a telecommunications network operator when a customer makes a call to another network operator.

“MVNO” means mobile virtual network operator, which is a mobile operator that is not entitled to use spectrum for the provision of mobile services. Consequently, an MVNO must subscribe to an access agreement with a mobile network operator in order to provide mobile access to their customers. An MVNO pays a determined tariff to such a mobile network operator for using the infrastructure to facilitate coverage to their customers.

“Net adds” means the number of new accesses in a certain period.

“Non SMS data revenues” means data revenues excluding SMS revenues.

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“OTT services” or “over the top services” means services provided through the Internet (such as television).

“Outgoing revenues” refers to mobile voice or data revenues (SMS, MMS) derived from our consumers’ consumed service.

“P2P SMS” means person to person short messaging service (usually sent by mobile customers).

“Pay TV” includes cable TV, direct to home satellite TV, or DTH, and Internet Protocol TV, or IPTV.

“Revenues” means net sales and revenues from rendering of services.

“Service revenues” means revenues less revenues from handset sales. Service revenues are mainly related to telecommunications services, especially voice revenues and data revenues (SMS and data traffic download and upload revenues) consumed by Telefónica’s customers.

“SIM” means subscriber identity module, a removable intelligent card used in mobile handsets, USB modems, etc. to identify the user in the network.

“Tacyt” is a cybersecurity tool that supervises, stores, analyzes, correlates and classifies mobile applications.

“Unbundled local loop” or “ULL” includes accesses to both ends of the copper local loop leased to other operators to provide voice and DSL services (fully unbundled loop, fully ULL) or only DSL service (shared unbundled loop, “shared ULL”).

“VoiceTraffic” means voice minutes used by Telefónica’s customers over a given period, both outbound and inbound.

“VoIP” means voice over Internet protocol.

“Wholesale accesses” means accesses Telefónica provides to its competitors, who then sell services over such accesses to their residential and corporate clients.

“Wholesale ADSL” means accesses of broad band or fiber that we provide to our competitors, who then sell services over such accesses to their residential and corporate clients.

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Services and products

Mobile business

Telefónica offers a wide variety of mobile and related services and products to personal and business customers. Although they vary from country to country, Telefónica’s principal services and products are as follows:

•	Mobile voice services: Telefónica’s principal service in all of its markets is mobile voice telephony.

•	Value added services: Customers in most of the markets have access to a range of enhanced mobile calling features, including voice mail, call hold, call waiting, call forwarding and three-way calling.

•	Mobile data and Internet services: Current data services offered include Short Messaging Services, or SMS, and Multimedia Messaging Services, or MMS, which allow customers to send messages with images, photographs, sound recordings and video recordings. Customers may also receive selected information, such as news, sports scores and stock quotes. Telefónica also provides mobile broadband connectivity and Internet access. Through mobile Internet access, customers are able to send and receive e-mail, browse the Internet, download games, purchase goods and services in m-commerce transactions and use Telefónica’s other data and software services.

•	Wholesale services: Telefónica has signed network usage agreements with several MVNOs in different countries.

•	Corporate services: Telefónica provides business solutions, including mobile infrastructure in offices, private networking and portals for corporate customers that provide flexible online billing.

•	Roaming: Roaming agreements allow Telefónica customers to use their mobile handsets when they are outside their service territories, including on an international basis.

•	Fixed wireless: Telefónica provides fixed voice telephony services through mobile networks in Brazil, Venezuela, Argentina, Peru, Mexico, Ecuador, El Salvador, Guatemala and Nicaragua.

•	Trunking and paging: Telefónica provides digital mobile services for closed user groups of clients and paging services in Spain and most of its operations in Latin America.

Fixed-line telephony business

The principal services Telefónica offers in its fixed businesses in Europe and Latin America are:

•	Traditional fixed telecommunication services: Telefónica’s principal traditional fixed telecommunication services include PSTN lines; ISDN accesses; public telephone services; local, domestic and international long-distance and fixed-to-mobile communications services; corporate communications services; supplementary value added services (including call waiting, call forwarding, voice and text messaging, advanced voicemail services and conference-call facilities); video telephony; business oriented value-added services; intelligent network services; leasing and sale of handset equipment; and telephony information services.

•	Internet and broadband multimedia services: The principal Internet and broadband multimedia services include Internet service provider service; portal and network services; retail and wholesale broadband access through ADSL, naked ADSL (broadband connection without the monthly fixed line fee); narrowband switched access to Internet for Universal Service, and other technologies. Telefónica also offers high-speed Internet services through fiber to the home (FTTH) in certain markets (primarily Spain, Brazil and Chile) and VDSL-based services (primarily Spain and Germany). Telefónica also offers VoIP services in some markets.

•

Data and business-solutions services: the data and business-solutions services principally include leased lines; virtual private network, or VPN, services; fiber optics services; the provision of hosting and application, or ASP, service, including web hosting, managed hosting, content delivery and application,

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and security services; outsourcing and consultancy services, including network management, or CGP; and desktop services and system integration and professional services.

•	Wholesale services for telecommunication operators: the wholesale services for telecommunication operators principally include domestic interconnection services; international wholesale services; leased lines for other operators~~’~~’ network deployment; and local loop leasing under the unbundled local loop regulation framework). It also includes bit stream services, bit stream naked, wholesale line rental accesses and leased ducts for other operators’ fiber deployment.

Digital services

The main highlights in services developed by Telefónica Digital are:

•	Video/TV services: IPTV services (Internet protocol), over-the-top network television services, and cable and satellite TV. In certain markets, advanced pay TV services are offered, such as high-definition TV (HDTV), Multiroom (allowing clients to watch different TV channels in different rooms) and Digital Video Recording (DVR).

•	M2M: The Telefónica M2M Portfolio includes both Horizontal Services where the managed connectivity platforms “Smart M2M” and “Jasper” are the key pillars and end-to-end solutions (including Transport, Connected Car, Utilities, Energy Efficiency, Industry Telemetry, Retail and Smart Cities among others) where Telefónica delivers full solutions “device + connectivity + application”.

•	e-Health services or telecare: Set of services that help to support usual healthcare practice through electronic and communication processes, that lead to healthcare sector costs and time optimization for all agents involved, workers and patients. They include remote chronic patient management, telecare services allowing tele-assistance through connectivity services, emergencies and medical appointments management and Digital Imaging.

•	Financial services and other payment services: These services allow merchants and financial institutions to make and receive payments.

•	Security services: A broad set of facilities and services (Managed Security, Cloud and Comms Security, Cybersecurity (threats, vulnerabilities and antifraud platforms)) which aim to protect information stored in different end customers’ devices and networks from unauthorized access, use, disclosure, disruption or destruction, and including 11Paths developed services such as Latch, FaasT, Metashield or Tacyt.

•	Cloud computing services: Telefónica offers a broad set of products and services to large enterprises which are focused on “Managed Services” and aim to build fully managed infrastructure environments and manage the complex tools and applications that run on top of the IT infrastructure, and small and medium-sized businesses including different SaaS bundles services with communications services that aim to expand customer digital presence (“Smarter Selling + Serving”) and increase the employees’ productivity and collaboration (“Smarter Working”).

•	Advertising: Portfolio of marketing channels that third party brands can use to acquire and engage with customers. Traditional channels such as messaging may be utilized alongside new channels like programmatic display and sponsored connectivity. These are powered by our in-house technologies; SMS, bulk SMS, mobile portals- and fuelled by our customer data.

•	Big Data: Includes the product “Smart Steps” which helps retailers, municipalities and public security bodies to understand the influx of people. Anonymous mobile data network and aggregates are used to calculate the influx of people in an area. Telefónica also offers B2B opt-in services to the financial sector (Risk Management) for improving fraud prevention and credit scoring in Brazil, United Kingdom and Chile. Recently a Smart Steps joint venture has been launched with China Unicom based out of Beijing to sell data insights in China.

•	Future Communications: Includes “TU Go”, Movistar’s exclusive application that lets clients have the same number on all their devices and communicate among such devices via Wi-Fi.

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Share price performance

European equity markets were very volatile in 2015, with the year dividing into two parts. The first part of the year, to August, saw improving macroeconomic indicators and strong performance by exporting sectors, supported by a more competitive euro (as a result of ECB stimulus measures), driving markets upwards. However, uncertainty about economic growth in China and devaluation of the Yuan (increasing volatility for all emerging economy currencies and causing a collapse in commodity prices) and expectations of interest rate increases by the US Federal Reserve (with the first rise since January 2009 taking place on December 16), dragged the markets back from mid-August onwards. Against this backdrop, the performance of European indices varied over the year: CAC-40, +8.5%; DAX, +9.6%; FTSEMIB, +12.7%; EStoxx-50, +3.8%; Ibex-35, -7.2%; and FTSE-100, -4.9%. The Ibex-35 underperformed its peers due to the greater exposure of some of its companies to emerging economies, political uncertainty and the greater weight of exporting sectors in other European indices.

In terms of DJ Stoxx-600 sectors, the gainers in Europe were led by travel and leisure (+19.6%), financial services (+18.7%) and consumer goods (+18.7%), whilst basic materials (-34.9%), energy (-7.8%) and utilities (-3.7%) led the fallers. The telecommunications sector was up 8.5% over the year, 1.7 p.p. higher than the DJ Stoxx-600 (+6.8%), due to operators experiencing a return to revenue growth in general terms and a better outlook for the future, together with announced and expected consolidations.

The Telefónica share ended 2015 at 10.24 euros per share, down 13.2%. This fall is reduced to 7.9% when the dividends distributed in the year (0.40 euros in cash and 0.35 euros in scrip dividend) are included.

In terms of individual shares, there were noteworthy performances by Telecom Italia (+33.2%, driven by consolidation in the domestic market, expectations of corporate actions involving its Brazilian subsidiary TIM, and the entry of significant new shareholders) and Deutsche Telekom (+26.0%, with a positive performance in its domestic market and the possible divestment of its T-Mobile subsidiary). In addition, BT finished the year up 17.5%, Telefónica Deutschland rose by 10.8% and Orange was up 9.4%. On the negative side, Vodafone fell 0.7%, and TeliaSonera was down 16.3%, impacted by corporate governance problems in its investments in Eurasia.

Other leading Spanish companies by stock market capitalization also struggled (Repsol -34.9%, Santander -34.8% and BBVA -14.2%).

At 2015 year end, Telefónica’s stock market capitalization stood at 50,921 million euros, the eleventh largest telecommunications company worldwide. The average trading volume in its shares on the Spanish continuous market was 33.7 million shares.

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Research, Development and Innovation

Telefónica remains firmly committed to technological innovation as an essential tool for achieving competitive advantages, anticipating market trends and differentiating its products. By introducing new technologies and developing new products and business processes, we seek to become a more effective, efficient and customer-oriented Group.

Telefónica has developed an open innovation model for the management of technological innovation to boost the application of technical research in the development of new commercial products and services. Telefónica focuses on certain applied research and development (R&D) priorities that are aligned with its strategy. Open innovation initiatives driving this model include the creation of a venture capital fund and involvement in business collaboration forums, among others. The model also promotes the use of knowledge developed at technology centers, universities and start-ups, among other sources, and encourages innovation in conjunction with other agents (e.g. customers, universities, public administrations, suppliers, content providers and other companies), making them “technological partners.” Within this open innovation strategy, during 2015 the Open Future initiative has been consolidated.

Telefónica believes that in order to differentiate its products from competitors and enhance its market position it cannot rely solely on acquired technology. It is also important to promote R&D in an effort to achieve this differentiation and reinforce Telefónica’s commitment to a sustainable business development. The policy of the Group’s R & D is aimed at:

•	developing new products and services in order to win market share;

•	boosting customer loyalty;

•	increasing revenue;

•	enhancing innovation management;

•	improving business practices;

•	increasing the quality of infrastructure services to improve customer service and reduce costs;

•	promoting global products;

•	supporting open innovation; and

•	creating value from the technology generated.

In 2015, the technological innovation projects undertaken focused on sustainable innovation, process efficiency, creation of new revenue streams, customer satisfaction, consolidation of presence in new markets and technological leadership.

Technical innovation activities are a key element of Telefónica’s strategy to create value through latest-generation network communications and services.

In 2015, projects were undertaken to promote the increase of access to information technology, new services focused on new internet business models, advanced user interfaces, TV distribution, multimedia content and other added-value services leveraging on the potential of the new infrastructures. These initiatives, among others, were undertaken based on our objective of rapidly identifying emerging technologies that could have a relevant impact on our businesses and pilot testing these technologies in relation to our new services, applications and platform prototypes.

Most of our R&D activities are carried out by Telefónica Investigación y Desarrollo, S.A.U. (Telefónica I+D), a wholly-owned subsidiary, which works mainly for the lines of business. In its operations, Telefónica I+D receives the assistance of other companies and universities. Telefónica I+D’s mission is centered on enhancing the Company’s competitive positioning by leveraging technological innovation and product

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development. Telefónica I+D undertakes experimental and applied research and new product development with the overriding goal of broadening the range of services offered and reducing operating costs.

Telefónica I+D’s technological innovation activities focus on two big areas:

1.	Telefónica I+D’s works on the development of new networks, primarily in collaboration with Telefónica’s Global Resources team. These activities are related to new radio access technologies and fiber; network virtualization technologies, in line with the technology trend known as software defined networks (SDN); and network optimization and zero touch developments making networks more flexible and moldable and able to adapt dynamically to new digital consumer and service requirements.

2.	R&D activities to develop new products and services, which are conducted as part of the digital services strategy. These activities are the following:

•	Natural P2P communication of the future, using the Internet and smartphones.

•	Video and multimedia services (combining text, audio, images and video) offering a user experience in all connected devices.

•	Advanced solutions in emerging ITC businesses such as cloud computing, security, financial services or e-health.

•	M2M (machine-to-machine) service management associated with energy efficiency and mobility and with the Internet of Things and their adoption in the urban and industrial scenario, and as a service creation enabler.

•	Making use of user communication profiles to exploit opportunities to operate different products and business models (marketing campaigns, target marketing, contextual services, churn reduction, cross-selling, etc.).

With a view over the medium and long term, Telefónica I+D’s also boasts scientific work groups that aim to look into opportunities relating to new networks and services and solutions to the technological challenges that arise.

In 2015, the new Telefónica I+D center in Chile -launched in 2014 in collaboration with the Chilean government- was reinforced with the launch of the first MVP (Minimum Viable Product), in the field of Smart Cities, Smart Industry and Smart Agro.

At December 31, 2015, Telefónica I+D had 654 employees (652 employees in 2014).

The total I+D expense in the Group for 2015 amounted to 1,012 million euros, down 0.9% from the 1,021 million euros incurred in 2014 (959 million euros in 2013). This expense represents 2.1%, 2.3% and 1.9% of the Group’s consolidated revenue for 2015, 2014 and 2013, respectively. These figures were calculated using guidelines of the Organization for Economic Co-operation and Development (OECD).

During 2015, Telefónica filed 21 new patent applications, two of them registered through the United State Patent and Trademark Office (USPTO) and 19 through the Spanish Patent and Trademark Office (OEPM), of which 9 are International applications (PCT). Additionally two utility models were filed, also through the OEPM.

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Human Resources

Social objectives and policies

At Telefónica people are important and are the core of the business, representing one of the Group’s greatest assets. Our aim as HR department is to develop our employees’ capacities to the maximum in order to fulfill the compromises agreed with our customers.

Our vision is based on five main pillars:

•	Recruit, develop and keep the talented employees to ensure the Company meets its strategic goals.

•	Support the business units integration and the transformation process so that the companies are aligned with the business objectives.

•	Build a customer-focused organization culture.

•	Offer a global HR service for managers and employees based on enpowerment and simplification.

•	Become a 100% online department with high self-service options in the HR processes and with outsourced resources.

Telefónica faces a great transformation in order to continue as a leader in the new digital environment. Therefore, Human Resources dapartment plays a leading role both in the development of the employees and in its own transformation process. In 2015 the progressive use of SuccessFactors –the new digital, on-line, multi-gadget, cloud based and global tool for HR management- implied all global employees. The highlights of this change are the review and unfification of the following global processes such as performance, replacements, recruits and training.

Managing talent

Telefónica’s main goals are to develop the talent of its employees, give them the chance to shape their professional and personal lives, and provide them with constant support for their own personal development.

Assessment of talent produces a management talent map of the entire Company, and a structured succession plan.

It is a basic management tool that sets us apart from the rest and implements a culture of meritocracy to facilitate decision-making concerning aspects such as development, organization, compensation etc.

In 2015, a project of talent oriented definition and identification of the profile for the digital transformation of Telefónica was made: first an analysis to understand what capabilities are needed to successfully face the current changes and future changes was developed. The key capabilities identified are the ability to learn, the ability to transform and the ability to quickly adopt new technologies. From there more than 1,300 directors and junior directors from 26 countries were invited to participate in an exercise that has allowed to bring together professionals based on their strengths in 4 profiles that provide us with skills, knowledge and different experiences: Profile Core, core for the development and execution of business; Profile Transformer, able to mobilize the organization; Digital Profile, people who learn experiences where new technologies are key; and Transformer Digital Profile, driving people from the digital transformation within the company.

Employee training

Employee training and learning are an absolute priority for Telefónica as it continues to evolve, since the Company is in a process of very ambitious transformation. In 2015, initiatives to advance the proposal to become a Digital Telco were launched, adapting training programs to the digital world and giving employees more learning capacity through Training Schools, these Training Schools recorded over 50,000 single user accesses entering to different schools: Technical, Commercial, Leadership, Languages, Finance and Teachers. Universitas Telefónica operates on two levels: on-site and virtual. The facilities at the Barcelona campus

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provided on-site training for 2,046 company executives, and in operations with the concept Telefónica On the Road, for 2,155 middle managers, displacing Universitas teachers to the countries in Latin America and Europe. All this obtaining a rating of 4.7 out of 5. In all cases it was achieved with programs focused on leadership and strategy transformation.

In 2015, over 476,732 training initiatives and 4,229 virtual classrooms were performed, progressing in this digital medium as a learning usual mode. For the company, managing knowledge is a priority. Because of that, in 2015, the total cost of training in the Group amounted to 44 million euros.

Managing diversity

Telefónica understands diversity management as a business opportunity. A team of diverse professionals:

1) identifies the needs of our customers, diverse too and provides the service they need;

2) generates innovation: different people thinking different;

3) diverse teams perform better and more productive results.

Our Business Principles include the basic right to equality:

“We support equal opportunities and treat all persons in a fair and impartial manner, with no prejudices in respect of race, color, nationality, ethnic origin, religion, gender, sexual orientation, marital status, age, disability or family responsibilities”.

The concept of diversity, however, reaches well beyond this - it is a fundamental value and intrinsic value to us: Telefónica has professional from more than 24 countries (four of them sit on the Board of Directors) representing more than 100 nationalities.

In terms of the male/female distribution of our total headcount, at December 31, 2015 Telefónica had 129,916 employees. There were 49,159 professional female employees, or 38% of the total, and 80,757 male employees, accounting for the remaining 62%. The percentage of women reaches the 19% in the management level.

For all these reasons Telefónica positions the Diversity project as a strategic project as part of its Responsible Business Plan presented in the Committee on Institutional Affairs headed by Julio Linares and under the Council.

In 2015 there has been a significant raise awareness among the executive committees of local operators. As a result of these meetings, Company executives have become sponsors of the project as to promote diversity on the local level, which in turn are to be grouped around a Global Committee managed by the global sponsor and member of the Group Executive Committee.

Furthermore, the development of the career acceleration program for women (Women in Leadership) during the last year is remarkable. 100 professional women of the Group have passed through this program.

Occupational health and safety

One of Telefónica’s priorities is to offer its staff the best possible working conditions at their place of work or when they are on the move.

As per its Business Principles, Telefónica ensures staff work in a safe environment. Appropriate mechanisms are therefore in place to avoid workplace accidents, injuries and illness associated with professional activities by fully complying with prevailing regulations, implementing safe working procedures, providing training and managing occupational risks.

The Occupational Risk Management System ensures worker health and safety is at the heart of all Telefónica’s processes and services; offering an end-to-end model for rolling out joint action, procedures and

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policies. This system enables Telefónica to identify and disseminate practices that are proven to have an impact on staff welfare and therefore on reducing accident rates.

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Environment

Environmental policy, control of environmental risks and climate change

Telefónica has an Environmental Policy which is applicable to all of its companies, which sets out the road map for the Company to advance towards a green economy, reducing the environmental impact of its facilities at the same time as developing the potential for digital services to reduce the environmental footprint of other sectors.

Currently over half of the companies in the Group have Environmental Management Systems (EMS) in accordance with Regulation ISO 14001, certified by an external body, which contribute to the proper management of the environmental aspects of the Company and to extending a culture of environmental responsibility across the whole supply chain. Telefónica has set itself the target of certifying 100% of operators under ISO 14001 by 2017.

Telefónica’s environmental risks and climate change are controlled and managed under the Company’s global risk model. The environmental aspects of the telecommunications operations are mainly focused on the risk of high geographical dispersion and energy consumption, which is controlled by means of environmental management based on uniform processes and a global energy efficiency programme.

Telefónica has a global environmental team made up of experts in environmental management in each of the Group’s companies.

Common minimum standards - Responsible Network

Environmental legislation, which is abundant in almost all of the countries where Telefónica operates, applies mainly to our network infrastructures. Among these, it is worth mentioning the need to obtain environmental permits for base stations, waste management, noise control and measuring electromagnetic fields.

Telefónica has common standards for all of its companies, in harmony with the principle of caution, establish minimum guidelines for environmental management with the aim of minimising the impact of infrastructures, these standards go beyond existing legislation. Also, these standards extend to all of our suppliers and contractors.

Among the activities which the Group carries in order out to manage the environmental aspects of its operations, are the design and optimal transmission of new sites for network rollout, promoting shared infrastructure with other operators and the development of adjustments to reduce the visual impact of mobile phone antennas.

Main lines of action

Within the Responsible Business Strategic Plan, the Company has established lines of action regarding the environment. This plan is also grounded in each county in order to be able to focus on the most relevant aspects at a local level. Some of the lines of action are:

•	Energy and climate change - by means of the Corporate Climate Change Office the Company promotes energy efficiency and the reduction of Telefónica’s carbon footprint. Currently, under a structured corporate management model and an energy management figure in each country, an Energy Efficiency Programme is being carried out in each country, which has managed to make a reduction of 500 GWh in 5 years with almost 300 projects, and avoid the emission of over 140 Kt of CO2. Telefónica has corporate energy and emissions reduction targets, 30% KWh/access to the network and 10% KWh/used in offices by 2015, the new framework of objectives for 2020 are currently being defined. Also, over 15% of the Company’s electrical consumption comes from renewable sources. Thanks to all of this, in 2015 Telefónica has been recognised by the Carbon Disclosure Project, the best index of investment in climate change on a global level, as one of the leading companies in its sector for managing energy and carbon.

•

Circular economy - The Company is committed to promoting a circular economy, in which goods used are returned to the value chain. Thus, waste coming from Telefónica networks and customers, with a particular focus on discarded electrical and electronic devices, are managed by authorised entities, in

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compliance with environmental legislation and prioritising management in the following order: reduce, reuse, and recycle. All companies in the group have waste management programmes and recycling and/or reuse initiatives for managing customers’ devices.

•	Green Services- in the current context, in which environmental and climate change challenges affect society as a whole, Telefónica is developing services, mainly Machine to Machine (M2M) and the Internet of Things (IoT), aimed at reducing the consumption of resources and the environmental impact of our customers. Telefónica is making a big play for the IoT, it is estimated that it will generate 11.000 million euros in 2025. According to current forecasts, the IoT could reduce 200 million tonnes of CO2 emissions, approximately 23 % of the target set for 2030 by the European Union. Telefónica wants to position itself therefore as a key actor in the green economy.

These actions have allowed Telefónica to extend its environmental responsibility to residential and business customers and to continuously respond the the demands of responsible environmental management from investors and shareholders.

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Other aspects related to corporate social responsibility

Responsible business

Our customers, employees, investors, suppliers and society in general expect us to contribute to the sustainable economic and social development of the countries in which we operate, and in order to respond to these expectations, the aims of economic, social and environmental sustainability go hand in hand with the strategic objectives of the Company itself.

We have made commitments to our different interest groups by means of our principles of Responsible Business, in which we define the basic values which underpin all of our actions (we want to be an open, challenging and reliable Company), the ethical principles which guide our way of doing business and our specific commitments in the different areas for the Company. Compliance with the law at all times, respect for human rights all across our value chain, assuming our fiscal responsibility and commitment to the environment and social development are some of the principles which are reflected in this document.

Our specific sustainability objectives are set out in a Responsible Business Plan, which goes across all Company departments and identifies the big challenges which we are setting ourselves regarding sustainability. It is based on an analysis of the expectations of our customers, employees, investors and suppliers, the regulator and the challenges facing society in general, as well as the Company strategy itself and our risk map. The projects in the Plan include objectives regarding ethical behaviour, customer promises, environmental impact and climate change, sustainable management of the supply chain, digital trust and management of diversity and talent, and sustainable innovation.

Also, through Telefónica Digital Education and the Telefónica Foundations, we are pouring everything we know about education, entrepreneurship and digital skills into a number of social projects aimed at children, teenagers, parents and educators, in order to contribute to reducing the social gaps which surround us.

We have updated our plan and our aims according to the expectations of our interest groups, taking advantage of the many communication channels at our disposal. We have specific channels of communication for employees, suppliers and other interest groups. We use different tools in order to gather the views of our customers and society in general and we proactively promote conversations with our investors.

The Responsible Business Plan has been approved by Telefónica’s Administrative Board, along with the strategy for participation and dialogue with our interest groups and the sustainability risk map, and there is a copy in all operators in the group.

The Committee on Institutional Affairs is responsible for following up on the plan and the indicator control panel. Each operator also has a Responsible Business Office, which represent the heads of all of the business departments, which follows up on the plan and supervises the processes which have been implemented to ensure the ethical and responsible conduct of the Company.

The Company’s risk map is drawn up by the Company’s auditing department and includes both financial and non-financial risks - among others operational, technological, legal, social, environmental, political and reputational - under the direct supervision of the Auditing Commission. The risk map not only identifies and quantifies the relevant risks across the Company, but also the mitigation plans for said risks.

Our commitment to Human Rights

We are committed to the human rights recognised and included in the Universal Declaration of Human Rights, the International Covenant on Civil and Political Rights, the International Covenant on Economic, Social and Cultural Rights, the International Labour Organization, the 8 core conventions on fundamental human rights, the WTO Convention 169 on the Rights of Indigenous Peoples, the UN Convention on the Rights of the Child and the UN Convention on the rights of persons with disabilities. We have incorporated concrete objectives into our Responsible Business Plan around respect for and promotion of human rights in projects such as the sustainable management of our supply chain, diversity, privacy and security, and other projects showing our commitment to the communities in the countries in which we operate.

Our Fiscal Responsibility

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2015 Consolidated Financial Statements

Regarding our fiscal responsibility, we adhere to the Code of Good Tax Practices, drawn up by the Forum of Large Companies in conjunction with the Spanish Tax Administration, with the aim of avoiding the use of structures of an opaque nature for tax purposes. To this end, we do not use Company structures in order to cover or reduce the transparency of our activities before the tax authorities, or any other interested party. Nor are we present in any of the jurisdictions included in the list of tax havens established in Spanish regulations.

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2015 Consolidated Financial Statements

Liquidity and Capital Resources

Financing

In 2015, Telefónica’s financing activity amounted approximately 18,001 million euros, excluding euro commercial paper and short term banking loans, 26% of which were obtained through equity (shares and hybrids) and the remaining amount as financial debt.

The financing activity was mainly focused on financing the GVT acquisition as well as on strengthening the liquidity position, refinancing maturing debt and actively managing the cost of debt, through the extension of the maturity of credit lines and the reduction of credit margins. The capital increases of Telefónica, S.A., for a total of 3,048 million euros, and Telefônica Brasil, S.A. for a total of 16,107 million Brazilian reais, were completed during the second quarter of 2015, and related mainly to the acquisition of GVT. Approximately 25.2% of the capital increase of Telefônica Brasil, S.A. was subscribed by minority shareholders (approximately 1,179 million euros).

The main financing transactions carried out in the bond market in 2015 are as follows:

		Nominal (millions)
Item	Date	Maturity Date	Currency	Euros	Currency of issuance	Coupon
Telefónica Emisiones, S.A.U.
Bono EMTN	06/18/15	06/19/17	300	300	EUR	Euribor 3M+0.33%
	09/14/15	09/14/21	1,000	1,000	EUR	1.477%
	12/11/15	12/11/17	100	100	EUR	Euribor 3M+0.53%

The main financing transactions carried out in the bank market in 2015 are as follows:

Item	Limit	Currency	Outstanding balance (millions of euros)	Arrangement Date	Maturity date
Telefónica, S.A.
Syndicated facility (1)	2,500	EUR	500	02/19/2015	02/19/2020
Bilateral loan	200	EUR	200	06/30/2015	06/30/2020
Syndicated facility	3,000	EUR	—	11/17/2015	02/17/2018
Structured Financing (*)	750	USD	—	12/11/2015	03/11/2026
Structured Financing (*)	500	EUR	—	12/11/2015	03/11/2026
Telefónica del Perú, S.A.A.
Credit facility	1,050	PEN	—	10/12/2015	08/15/2020

(*)	Facility with amortization schedule.
(1)	The parties could mutually agree to extend the maturity to as late as 2022.

Availability of funds

As of December 31, 2015, Telefónica’s liquidity, amounting to 19,143 million euros, includes: undrawn committed credit facilities arranged with banks for an amount of 13,684 million euros (of which 12,497 million euros maturing in more than 12 months); and cash equivalents and current financial assets.

On February 19, 2015, Telefónica, S.A. signed a 2,500 million euros syndicated credit facility maturing in 2020, even though by mutual agreement between the parties could be extended to a maximum maturity in 2022. On the same date, Telefónica S.A. signed an amendment to its 3,000 million euros syndicated credit facility arranged on February 18, 2014 maturing in 2019 in which was included an option by mutual agreement between the parties to extend the maturity up to 2021. On November 17, 2015, Telefónica, S.A. signed a 3,000 million euros syndicated credit facility maturing in 2018. At December 31, 2015 there was no outstanding amount under this facility. Therefore, with such last deal, in November 2015 the liquidity has been increased and the company’s gross debt maturities are fully covered until the end of 2016 with cash and credit lines available at December 31, 2015 and it is expected to be benefited from other initiatives.

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2015 Consolidated Financial Statements

Additional information on sources of liquidity and undrawn lines of credit available to the Company, on liquidity risk management, on the Company’s debt levels, and on capital management is provided in Notes 12, 13 and 16 to the consolidated financial statements.

Contractual commitments

Note 18 to the consolidated financial statements provides information on firm commitments giving rise to future cash outflows and associated with purchases and services received in relation to the Company’s principal activity, and any operating leases for buildings and assets related to the Company’s activity, primarily.

Credit risk management

The Telefónica Group considers commercial credit risk management as a key element to achieve its sustainable business base growth targets in a manner that is consistent with Telefónica Corporate Risk Management Policy. This management approach relies on the active monitoring of the risk-reward balance in the commercial operations and the adequate separation between the risk ownership areas and risk management areas.

Debtors that could cause a material impact on the Group’s consolidated financial statements and increased risk profile products – due to customer targets, term, channels or other commercial characteristics - are subject to specific management practices in order to mitigate the exposure to credit risk.

Uniform policies, procedures, delegation of authority and management practices are established in all Group companies, taking into account benchmark risk management techniques but adapted to the local characteristics of each market, including:

•	Statistical and expert models for customer acquisition that are used to forecast and to manage the expected probability of default of the transactions.

•	Decision tools allowing the implementation of tailored credit strategies depending on products, channels, geographies and types of customer.

•	Continuous monitoring of the payment behavior and solvency of the customer portfolio.

•	Internal and external collection processes designed to increase recovery through different measures depending on debt age and the customer profile.

•	Ongoing controls over the credit risk exposure performed by specific committees.

This commercial credit risk management model is embedded into the Group’s decision-making processes, especially from a day-to-day operating perspective, where the credit risk profile guides both the product and services available for the different customers and the collections strategy.

Credit rating

At December 31, 2015, Telefónica, S.A.’s long-term issuer default rating is “BBB+/stable outlook” from Fitch, “Baa2/stable outlook” from Moody’s and “BBB/positive outlook” from Standard & Poor’s. The most recent updates on these ratings were issued by Fitch on June 26, 2015, Standard and Poor’s on May 28, 2015 and Moody’s on March 25, 2015. The changes in the long-term issuer default rating and outlook for Telefónica, S.A. during 2015 were that Moody´s revised the outlook to “stable” from “negative” on March 25, 2015 and Standard and Poor’s revised the outlook to “positive” from “stable” on May 28, 2015.

In 2015, among the measures taken to help to protect the credit rating, it is noteworthy the financing activity together with a liquidity policy, the implementation of part of the dividend as a scrip dividend (instead of cash only dividend) in the fourth quarter of 2015, a portfolio management through the announced disposal of O2 UK , the rights issue to finance the GVT acquisition and the issuance of undated deeply subordinated securities as a solvency protection measure to mitigate negative impacts on our consolidated financial statements.

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2015 Consolidated Financial Statements

Dividend policy

Telefónica, S.A.’s dividend policy is revised yearly based on the Group’s earnings, cash generation, solvency, liquidity, flexibility to make strategic investments, and shareholder and investor expectations. In 2015, the Annual General Meeting approved to pay a dividend, via scrip dividend of approximately 0.35 euros per share in November 2015, and the Board announced its intention to take corporate actions to approve another cash dividend of 0.40 euros per share in the second quarter of 2016.

In November 2015, Telefónica launched a scrip dividend issue to allow shareholders to choose to receive new shares in place of a cash dividend (which may be replaced by selling the associated subscription rights to the Company at a pre-established price), while enabling the Company to reduce its debt, depending on the take-up rate of the conversion.

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2015 Consolidated Financial Statements

Treasury shares

Telefónica has performed, and may consider performing, transactions with treasury shares and financial instruments or contracts that confer the right to acquire treasury shares or assets whose underlying is Company shares.

Treasury share transactions will always be for legitimate purposes, including:

•	Undertaking treasury share acquisitions approved by the Board of Directors or pursuant to General Shareholders’ Meeting resolutions.

•	Honoring previous legitimate commitments assumed.

•	Covering requirements for shares to allocate to employees and management under stock option plans.

•	Other purposes in accordance with prevailing legislation. In the past, treasury shares purchased on the stock market were exchanged for other shares-securities (as in the case of preferred capital securities), swapped for stakes in other companies (e.g. China Unicom, Telco S.p.A. or Telefônica Brasil, S.A.), or acquired to reduce the number of shares in circulation (by redeeming the shares acquired), thereby boosting earnings per share.

Treasury share transactions will not be performed in any event based on privileged information or in order to intervene in free price formation. In particular, any of the conduct referred to in Articles 83.ter.1 of the Spanish Securities Market Law and 2 of Royal Decree 1333/2005 of November 11 implementing the Spanish Securities Market Law, with regards to market abuse will be avoided.

At December 31, 2015, 2014 and 2013, Telefónica, S.A. held the following treasury shares:

		Euros per share
	Number of shares	Acquisition price	Trading price	Market value*	%
Treasury shares at 12/31/15	141,639,159	11.69	10.24	1,450	2.84690%
Treasury shares at 12/31/14	128,227,971	11.68	11.92	1,528	2.75332%
Treasury shares at 12/31/13	29,411,832	11.69	11.84	348	0.64627%

(*)	Millions of euros

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2015 Consolidated Financial Statements

In 2015, 2014 and 2013 the following transactions involving treasury shares were carried out:

Number of shares
Treasury shares at 12/31/12	47,847,810
Acquisitions	113,154,549
Disposals	(131,590,527)
Treasury shares at 12/31/13	29,411,832
Acquisitions	100,723,415
Disposals	(129,177)
Employee share option plan	(1,778,099)
Treasury shares at 12/31/14	128,227,971
Acquisitions	138,036,450
Disposals	(47,824,300)
Employee share option plan	(2,724,699)
Capital reduction	(74,076,263)
Treasury shares at 12/31/15	141,639,159

Treasury shares purchases in 2015 amounted to 1,654 million euros (1,176 million euros and 1,216 million euros in 2014 and 2013, respectively).

Treasury shares disposed of in 2015, 2014 and 2013 amounted to 593 million euros, 1 million euros and 1,423 million euros, respectively.

The main sale of treasury shares in 2015 was the exchange with Vivendi, S.A. of 46 million of Telefónica, S.A.´s treasury shares, for 58.4 million preferred shares of Telefônica Brasil, S.A., amounting to 555 million euros (see Note 5).

On June 30, 2015, the second phase of the Telefónica, S.A. long-term incentive plan called “Performance and Investment Plan 2012-2015” (“PIP 2012-2015”) ended. According to the level of “Total Shareholder Return” (TSR) achieved, 77%, 2,724,699 shares were delivered (see Note 19).

On July 24, 2015, pursuant to the resolutions adopted in the General Shareholders’ Meeting of June 12, 2015, capital was reduced by redeeming 74,076,263 treasury shares, thereby reducing this caption by 886 million euros.

The disposals of treasury shares in 2014 are mainly related to the shares delivered to Group employees when the second phase of the Global Employee Share Plan (“the GESP”) matured (see Note 19).

At December 31, 2015, all the contracts of call option on treasury shares subject to physical delivery at a fixed price have reached the maturity date or have been executed (76 million and 134 million options on treasury shares at December 31, 2014 and 2013, respectively), which were presented as a reduction in equity under the caption “Treasury shares”. They were valued, in previous periods, at the amount of premium paid, and upon maturity if the call options were excercised the premium was reclassified as treasury shares together with the price paid. If they were not exercised upon maturity their value was recognized directly in equity.

The Company also has at December 31, 2015 a derivative financial instrument subject to net settlement on a notional equivalent to 33.8 million Telefónica shares, recognized under “Current interest-bearing debt” in the accompanying consolidated statement of financial position (32 million and 30 million equivalent shares in 2014 and 2013, respectively, recognized under the same caption).

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2015 Consolidated Financial Statements

Risks and uncertainties facing the company

The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect exclusively the Group, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company which could affect its business, financial position, reputation, corporate image and brand and its results of operations, must be considered jointly with the information in the Consolidated Financial Statements, and are as follows:

Group-Related Risks

Worsening of the economic and political environment could negatively affect Telefónica’s business.

Telefónica’s international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to various legislations, as well as to the political and economic environments of the countries in which it operates. Any adverse developments or even uncertainties in these countries, including exchange-rate or sovereign-risk fluctuations, may adversely affect the business, financial position, cash flows and/or the performance of some or all of the Group’s financial indicators.

Economic conditions may adversely affect the level of demand of existing and prospective customers as they may no longer deem critical the services offered by the Group.

Growth in Europe may be affected by political uncertainty in some European countries (including Spain), a possible revival of the crisis in Greece, restructuring of the banking sector, the impact of steps taken towards a EU banking union and a capital markets union and the referendum to be held in the near future in the United Kingdom, among others. In 2015, the Telefónica Group obtained 26.3% of its revenues in Spain and 16.7% in Germany.

In Latin America, higher exchange rate risks stand out after the large depreciation undergone by most currencies in this region, affected by the fall in commodity prices, the uncertainties about growth in China, and the interest rate evolution in the United States, among other macroeconomic factors. Abrupt exchange rate movements could especially be triggered by scenarios characterized by high inflation and fiscal and external deficits. In this regard, it should be noted that the Venezuelan bolivar exchange rate quoted in SIMADI has remained stable for a year despite the high increase in prices accumulated over this period, increasing the risk of readjustment. In addition, the Argentine peso (which already experienced a sharp depreciation in December 2015) is experiencing some depth constraints in its trading market, and the Brazilian real (which also experienced a depreciation in 2015) has remained volatile at the beginning of 2016. Cash flows from countries in this region could decrease, and financial conditions could become more unfavorable if any of these elements were to worsen in the future.

Some of the most significant macroeconomic risk factors in the region affect Brazil, where there is a combination of high inflation, negative economic growth rates and significant internal and external financing needs. All these elements have led to new downgrades to the country’s credit rating.

Moreover, the recent fall in oil prices and other commodity prices is having a negative impact on the external and fiscal accounts in Chile, Peru, Colombia, Mexico, and Ecuador (which has a dollarized economy, and is currently experiencing a lower supply of U.S. dollars).

In Argentina, the new government is focused on resolving Argentina’s macroeconomic and financial imbalances and on recovering international confidence. Although reforms taking place may have positive effects in the medium term, short term risks persist.

In Venezuela after the parliamentary elections in which the Democratic Unity Roundtable (an opposition coalition to the ruling United Social Party of Venezuela) claimed the majority of seats in the National Assembly, a new economic emergency decree was announced which could increase state control on private businesses. In addition, there continues to be very limited access to U.S. dollars.

For the year ended December 31, 2015, Telefónica Hispanoamérica and Telefónica Brazil represented 30.5% and 23.4% of the Telefónica Group’s revenues, respectively. Moreover, approximately 35.6% of the Group’s revenues in the telephony business were generated in countries that do not have investment grade status (in order of importance Brazil, Argentina, Ecuador, Venezuela, Nicaragua, Guatemala, El Salvador and Costa Rica), and other countries are only one notch away from losing this threshold. At December 31, 2015 the percentage of Telefónica’s net financial debt in Latin American currencies stood at 13%.

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2015 Consolidated Financial Statements

“Country risk” factors include the following, among others:

•	unexpected adverse changes in regulation or administrative policies, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approval);

•	abrupt exchange rate movements;

•	expropriation or nationalization of assets, adverse tax decisions, or other forms of state intervention;

•	economic-financial downturns, political instability and civil disturbances; and

•	maximum limits on profit margins imposed in order to limit the prices of goods and services through the analysis of cost structures (for example, in Venezuela, a maximum profit margin has been introduced that will be set annually by the Superintendence for Defense of Socioeconomic Rights).

Any of the foregoing may adversely affect the business, financial position, results of operations and cash flows of the Group.

The Group’s financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates, interest rates or financial investment risks.

At December 31, 2015, 49.1% of the Group’s net debt was pegged to fixed interest rates for a period greater than one year, while 28% was denominated in a currency other than the euro.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at December 31, 2015: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 245 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies except the euro, the U.S. dollar and the pound sterling (these to zero rates in order to avoid negative rates), would lead to a reduction in financial expenses of 75 million euros. These calculations were made assuming a constant currency and a balance position equivalent to the position at that date and bearing in mind the derivative financial instruments arranged.

According to the Group’s calculations, the impact on net financial expense by changes in the value of a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange losses of 33 million euros, primarily due to the weakening of the Venezuelan bolívar fuerte and the Argentine peso. These calculations were made assuming a constant currency position with an impact on profit or loss at December 31, 2015, including derivative instruments in place. At December 31, 2015, 31.3% of the Telefónica Group’s operating income before depreciation and amortization (OIBDA) was concentrated in Telefónica Brazil and 38.2% in Telefónica Hispanoamérica.

The Telefónica Group uses a variety of strategies to manage these risks, mainly through the use of financial derivatives, which themselves also expose us to risk, including counterparty risk. Furthermore, the Group’s risk management strategies may not achieve the desired effect, which could adversely affect the Group’s business, financial condition, results of operations and cash flows.

Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.

The performance, expansion and improvement of the Telefónica Group’s networks, the development and distribution of the Telefónica Group’s services and products, the development and implementation of Telefónica’s strategic plan and new technologies, the renewal of licenses or the expansion of the Telefónica Group’s business in countries where it operates, may require a substantial amount of financing.

A decrease in the liquidity of the Company, a difficulty in refinancing maturing debt or raising new funds as debt or equity, could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group’s business, financial condition, results of operations or cash flows.

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Funding could be more difficult and costly in the event of a significant deterioration of conditions in the international or local financial markets (especially considering the recent volatility resulting from uncertainties regarding China, the decline in commodity prices and the hikes in interest rates approved by the Federal Reserve, all of which impact Latin America), or if there is an eventual deterioration in the solvency or operating performance of the Company, or if Telefónica’s divestment of its operations in the United Kingdom were to not be completed, or as a consequence of a credit rating downgrade of Spanish sovereign risk by rating agencies.

At December 31, 2015, gross financial debt scheduled to mature in 2016 amounted to 11,275 million euros (which includes the net position of derivative financial instruments and certain current payables), and gross financial debt scheduled to mature in 2017 amounted to 8,461 million euros.

In accordance with its liquidity policy, the Company has fully covered its gross debt maturities until the end of 2016 with cash and credit lines available at December 31, 2015, including a syndicated credit facility signed in November 2015 with several national and foreign institutions amounting to 3,000 million euros with a maturity of up to 27 months. Our liquidity could be affected if Telefónica’s divestment of its operations in the United Kingdom is finally not consummated, or if market conditions make it difficult to renew existing undrawn credit lines, 8.7% of which, at December 31, 2015, were scheduled to mature prior to December 31, 2016.

In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could lead to a negative impact on the availability and cost of Telefónica’s financing and its liquidity strategy; which could have, as well, a negative effect on the Group’s business, financial condition, results of operations or cash flows.

Telefónica’s divestment of its operations in the United Kingdom may not materialize.

On March 24, 2015, Telefónica and Hutchison signed an agreement for the acquisition by the latter of Telefónica’s operations in the UK (O2 UK) for a price (firm value) of 10,250 million pounds sterling in cash (approximately 14,000 million euros at the exchange rate as of the date of the agreement), composed of (i) an initial amount of 9,250 million pounds sterling (approximately 12,640 million euros as of the date of the agreement) which would be paid at closing and (ii) an additional deferred payment of 1,000 million pounds sterling (approximately 1,360 million euros) to be paid once the cumulative cash flow of the combined company in the United Kingdom has reached an agreed threshold.

Completion of the transaction is subject to, among other conditions, the approval of the European Commission and the obtainment of waivers to some contractual provisions affected by the sale, including those related to network alliances, as well as change of control provisions under certain contractual arrangements with third parties. As of the date of the issuance of these Financial Consolidated Statements, such conditions had not been met. The European Commission authorization process is ongoing.

As completion of the share purchase agreement is conditional on the satisfaction (or, if applicable, waiver) of certain conditions, the acquisition may or may not proceed. If the abovementioned divestment is ultimately not consummated, or it is consummated under conditions other than those initially reported, this could have a material adverse effect on the trading price of Telefónica’s ordinary shares, bonds and financial instruments, and its leverage.

Risks Relating to the Group’s Industry

The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.

The telecommunications sector is subject to laws and regulations in different countries, and additionally, many of the services the Group provides require the granting of a license, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to spectrum availability. Among the main risks of this nature are those related to spectrum regulation and licenses/concessions, rates, Universal Service regulation, regulated wholesale services over fiber networks, privacy, functional separation of businesses and network neutrality.

Thus, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to administrative bodies’ decisions, such as economic fines for serious breaches in the provision of services and, potentially, revocation or failure to renew these licenses, authorizations or concessions, or the granting of new licenses to competitors for the provisions of services in a specific market.

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In this regard, the Telefónica Group pursues its license renewals in the terms referred in their respective contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases complying with certain obligations is required, including, among others, minimum specified quality, service and coverage standards and capital investment. Failure to comply with these obligations could result in the imposition of fines, revision of the contractual terms, or even the revocation of the license, authorization or concession. Additionally, the Telefónica Group could be affected by regulatory actions carried out by the antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain businesses.

Moreover, the fact that the Group’s business is highly regulated both affects its revenues and imposes costs on its operations. For example, regulations fix the rates that Telefónica charges for calls received from other companies’ networks, and regulators have progressively lowered these rates in recent years. In addition, and particularly in Spain, regulators have promoted competition in recent years by, for example, adopting policies which allow alternative operators access to Telefónica’s networks. This intense competition has exerted downward pressure on Telefónica’s tariff structure, adversely affecting revenues, and led to increased commercial expenses, adversely affecting margins.

Regulation of spectrum and government licenses

Further to the European Commission’s new “Digital Single Market” (DSM) Strategy, Europe is expected to undergo an important review of its regulatory framework. The new European DSM Strategy comprises a series of policy initiatives to promote the development of the single market of digital services and networks. As a result, the European Commission will initiate legislative processes, which could have significant implications on access to network, spectrum use, auction conditions, duration and renewal of licenses, audiovisual services and platforms, among other various matters.

On May 8, 2015, the European Commission approved a Decision on the harmonization of the 1452 - 1492 MHz frequency band (1500 MHz band), which encourages Member States to designate and to make available this band frequency from November 2015, on a non-exclusive basis. As a result, new spectrum award processes are expected in the short and mid-term all across the EU. Germany and the United Kingdom have already auctioned the band frequency and therefore the Decision will not have a material impact on Telefónica’s cash flow in those markets. In Spain, the Government launched a consultation which ended on June 21, 2015 to evaluate demand for spectrum in the 1500 MHz band. The tender of the 1500 MHz band in Spain may take place during 2016.

Additionally, the main terms of the allocation and use of the 700 MHz band in Europe is expected to be decided in the coming months. This could require new cash outflows from Telefónica between 2018 and 2021 (the period over which it is expected that the spectrum will be available), except in Germany which was the first country in Europe to award spectrum in the 700 MHz band, together with the 1800 MHz, 900 MHz and 1500 MHz bands.

Further, in Germany, on July 4, 2014 and September 25, 2015, the German Federal Network Agency (BnetzA) adopted decisions concerning the impact of Telefónica Deutschland Holding AG merger with E-Plus Mobilfunk GmbH & Co. KG (E-Plus) on the spectrum held by Telefónica Deutschland (the surviving entity after the merger). BnetzA has required Telefónica Deutschland to terminate by June 30, 2016 (rather than December 31, 2016) some rights of use with respect to spectrum in the 1800 MHz band that was not reacquired by Telefónica Deutschland at the abovementioned auction proceeding. The remaining 1800 MHz spectrum band that was not reacquired in such auction was returned at the end of 2015. The German regulator also announced that it will perform a frequency distribution analysis, and determine whether any additional action is needed, particularly in the area of the 2GHz spectrum band granted to Telefónica Deutschland.

United Internet and the regional cable operator Airdata have filed complaints against the EU General Court decision allowing the merger between Telefónica Deutschland Holding AG and E-Plus Mobilfunk GmbH & Co. Telefónica Deutschland has been accepted as an interested party in these proceedings.

In the United Kingdom, licenses were amended in January 2015 to introduce a 90% geographic coverage obligation for voice and text services. Separately, on September 24, 2015, the telecommunication regulator (Ofcom) issued a decision to increase the annual fees which mobile operators must pay for the use of 900 MHz and 1800 MHz spectrum. Accordingly, from October 31, 2015, the annual charge that Telefónica UK

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must pay is 32.2 million pounds sterling (increased from 15.6 million pounds sterling), rising to 48.7 million pounds sterling plus CPI from October 31, 2016. Finally, following consultation, on December 3, 2015 Ofcom published an update stating that it has decided to initiate an auction procedure to award 2.3 GHz and 3.4 GHz spectrum once decisions have been made by the relevant competition authorities, in relation to the proposed merger between Telefónica UK Limited and Hutchison 3G UK Limited.

In Latin America, spectrum auctions are expected to take place implying potential cash outflows to obtain additional spectrum or to meet the coverage requirements associated with these licenses. Specifically, the procedures expected to take place in 2016 are:

•	Peru: In August 2015, the government published the conditions for granting licenses in the 700 MHz spectrum band (three blocks of 2x15 MHz have been defined). On November 4, 2015 Telefónica was declared as a prequalified bidder.

•	Costa Rica: In December 2015, the Government communicated its intention to auction 40 MHz in the 1800 MHz band and 30 MHz in the 1900/2100 MHz band during 2016.

•	Mexico: The Federal Telecommunications Institute (IFT) has proposed to auction spectrum in the 2500 MHz band in 2016. In addition, and in light of the constitutional reform resulting from the “Pact for Mexico” political initiative, a wholesale network offering services in the 700 MHz band will be created under a Public-Private Partnership (PPP). On January 29, 2016, the SCT (Secretaría de Comunicaciones y Transportes) published the rules for the International Competitive Tender. The rules state that the contract will be awarded in August 2016 and commercial operations must begin no later than March 31, 2018.

•	Panama: On December 4, 2015, the process of reallocation of the AWS band (140 MHz, 1710-1780 / 2110-2180 MHz) was announced. It is expected to start by the end of 2016.

•	Uruguay: The Government approved a resolution allowing for a spectrum auction for mobile services. The auction will contain 15 + 15 MHz in the “AWS Ext” spectrum band and 45 + 45 MHz in the 700 MHz spectrum band (20 + 20 MHz of the 45 + 45 MHz in 700 MHz were previously reserved for the National Telecommunications Administration, ANTEL). As of the date of this report, this process has been delayed and the bidding rules for spectrum have not yet been published.

•	Colombia: The regulator has published a consultation document for comment which analyzes alternatives and other considerations regarding the structuring of the allocation process for radio spectrum in the 700 MHz bands (which is part of the “Digital dividend”, which is the set of frequencies that have been available to mobile communications services in the frequency bands traditionally used for television broadcast (700 MHz and 800 MHz) due to the migration from analogue TV to digital TV), 900 MHz, 1,900 MHz and 2,500 MHz for mobile services. The first auction is expected to take place in 2016. Colombia has established spectrum caps for lower bands, which are currently set at 30 MHz, and Telefónica has 25 MHz in lower bands.

•	Venezuela: The regulator has indicated the possibility of awarding spectrum in the 2600 MHz band (20 + 20 MHz) for 4G services, in the 1900 MHz band (5 + 5 MHz) for 3G services and in the 900 MHz band during 2016.

In December 2015, the Brazilian regulatory authority (Agencia Nacional de Telecomunicações or ANATEL) auctioned the spectrum lots remaining in the 1800 MHz, 1900 MHz, 2500 MHz and 3500 MHz bands, where Telefónica acquired seven lots of 2.5 GHz frequency band. These lots are associated to six different States, five of them in the capital cities of the States of São Paulo, Rio de Janeiro, Porto Alegre, Florianápolis, and Palmas and one in an interior city of the State of Mato Grosso do Sul. Such frequencies will be used for provision of mobile broadband service on 4G.

Further to the above, certain administrations may not have announced their intention to release new spectrum and may do so during the year. The above does not include processes announced via general statements by administrations, which involve bands not key to Telefónica’s needs. Telefónica may also seek to acquire spectrum on the secondary market where opportunities might arise.

Risks relating to concessions and licenses previously granted

In the state of São Paulo, Telefónica Brazil provides local and national long-distance Commuted Fixed Telephony Service (“CFTS”) under the public regime, through a concession agreement, which will be in force

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until 2025. In accordance with current regulations, Telefónica Brazil informed ANATEL that the net value as of December 31, 2015 of assets assigned to the provision of the CFTS (which include, among others, switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment) were estimated to total 7,856 million Brazilian reais. In principle, the assets assigned to the provision of the CFTS are considered reversible assets; the scope of such reversibility is subject to a complex debate at different instances.

On June 27, 2014, as established in the concession agreement, ANATEL issued a public consultation for the revision of the concession agreement. Although definitive conditions (which might deal, among others, with the reversibility of assets, universalization goals and, in general, the obligational regime of the concessionaire) were to be published in 2015, such publication was postponed until April 2016. In addition, current reversibility regulations will be reviewed by ANATEL, which is expected to issue a public consultation in the near future. Definitive regulations might be issued in the second half of 2016. We cannot assure that changes made to the concession terms or to the reversibility regulations will not be detrimental to Telefónica’s interests.

In Colombia, the ICT Ministry issued Resolution 597 on March 27, 2014, to renew 850 MHz/1900 MHz licenses for 10 additional years. The reversion of assets (other than radio frequencies, which is clear that must be returned) and its scope, has been discussed in the context of the liquidation of the concession contract, taking into consideration the terms of the contract, and the Constitutional Court’s review of Law 422 of 1998, and Law 1341 of 2009. Discussions on the matter concluded on February 16, 2016. The ITC Ministry has announced that it is going to convene the Arbitral Tribunal, in accordance with what was agreed upon in the concession contract. To date, the content of the claim is unknown.

In Peru, the concessions for the provision of the fixed-line service will remain in force until November 2027. However, the Company filed a partial renewal request for five more years in December 2013. As of the date of this Annual Report, the decision of the Ministry of Transport and Communications (Ministerio de Transportes y Comunicaciones) is still pending.

Telefónica Móviles Chile, S.A. was awarded spectrum on the 700 MHz (2x10 MHz) band in March 2014. The claim brought by a consumer organization against 700 MHz assignments was rejected by the Court of Defense of Free Competition in a judgment of July 24, 2015 and the appeal before the Hon. Supreme Court submitted by the consumer organization is still awaiting resolution.

In El Salvador, the process of renewal of the Group’s licenses, which expires in 2018, has been postponed.

In Ecuador, once the Group’s concession for mobile services expires in 2023, the renewal of such concession or the granting of a new concession will be subject to negotiation with the Government. If the Group fails to renew such concession or obtain a new concession, assets assigned to the provision of mobile services will revert to the State in exchange for a fee.

The Group’s consolidated investment in spectrum acquisitions and renewals in 2015 amounted to 1,585 million euros.

The Group’s failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed above or any others in which it operates or its inability to assume the related costs, could have an adverse impact on its ability to launch and provide new services and on Telefónica’s ability to maintain the quality of existing services, which may adversely affect the Group’s business, financial condition, results of operations and cash flows.

Regulation of wholesale and retail charges

The European Regulation 2015/2120 on Net Neutrality and Roaming was adopted on November 25, 2015. Under this regulation, from April 30, 2016, when its implementation becomes effective, until June 15, 2017 operators may charge users roaming within the EU an additional fee on their domestic prices for roaming calls, SMS and data services, subject to certain regulated limits. In particular, the surcharges allowed during this period are 0.05 euro/minute for calls, 0.02 euro per SMS sent and 0.05 euro per megabits data (excluding VAT). During this period, the sum of the domestic retail price and any such surcharge shall not exceed 0.19 euro/minute for calls, 0.06 euro per SMS sent and 0.20 euro per megabits data. However, surcharges will not be permitted from June 15, 2017 onwards. The impact of this measure is very difficult to quantify because it will depend on the elasticity of traffic to decreases in the rates charged.

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The decreases in wholesale mobile network termination rates (MTR) in Europe are also noteworthy. In the United Kingdom, wholesale MTRs have been reduced to 0.680 ppm (pence/minute) from May 1, 2015 (representing a 19.5% reduction compared to the previous rates). Further cuts of 26.3% and 3.1% (in real terms) will come into effect in April 1, 2016, and April 1, 2017, respectively. However, the impact of these decreases in the Group’s results will be diminished if the proposed sale of our operations in the United Kingdom to Hutchison is completed on a timely basis.

In Germany, on April 24, 2015, BNetzA adopted its final decisions to reduce MTRs. The new prices will gradually decrease from 0.0172 euro/minute to 0.0166 euro/minute from December 1, 2015 until the end of November 2016. The European Commission had beforehand requested that the German regulator withdraw or amend the proposal of such decision. Because BNetzA did not apply the “Pure LRIC (Long Run Incremental Cost Model)” approach recommended by the European Commission, there is a risk that the Commission will initiate infringement proceedings against Germany, and rates may be further reduced.

In Spain, the Spanish National Markets and Competition Commission (Comisión Nacional de los Mercados y la Competencia or CNMC) has initiated the process of reviewing the prices of mobile termination, with a final decision expected to be adopted in the second half of 2016. Additionally, in May 2015, the CNMC launched a public consultation on the analysis of the market for access and call origination on fixed networks. The CNMC proposes to maintain the obligation of Telefónica to provide a wholesale interconnection offer (RIO) and a wholesale offer of access to the fixed telephone line (WLR), both with cost-oriented prices. The final decision is expected to be issued during the first half of 2016.

In Latin America, it is likely that MTRs are also reduced in the short to medium term. For example, in Mexico, on October 1, 2015, the IFT adopted the MTR for 2016. The MTR was set at 0.1869 Mexican pesos per minute in consistency with the Pure LRIC model. The previous MTR was set at 0.2505 pesos per minute.

Telefónica has appealed this decision as well as other decisions concerning the MTR applicable from 2011 to 2015.

In Brazil, ANATEL has been issuing ex-ante regulations to ensure competition in the wholesale market which includes reductions of the MTR. In this regard, the “Plano Geral de Metas de Competição (PGMC), as amended by Resolution 649/2015, established that mobile termination fees are subject to successive yearly reductions from 2016 until 2019, when the definitive cost-oriented-model fees shall be in force (such Resolution has been challenged in courts without a definitive outcome).

In Argentina, the new legal framework “Argentina Digital” provides the new regulator the possibility to regulate the tariffs and prices of essential public services, wholesale services and those the regulator determines based on reasons of public interest, on which the law does not set parameters. As a result, there may be a negative impact, depending on how the new regulator exercises its powers. In addition, until the Secretary of Communications determines that there is effective competition for telecommunications services, the “dominant” providers in the relevant areas (which include Telefónica de Argentina) must respect the maximum tariffs established in the general tariff structure.

Regulation of Universal Services

In September 2015, as a part of the DSM Strategy, the European Commission issued a public consultation on the review of the regulatory framework for electronic communications, including certain aspects of the Universal Service obligations. Depending on the outcome of this public consultation, the European Commission could initiate a legislative process including both the potential inclusion of certain broadband speeds in its scope and a possible reduction of some of the current Universal Service obligations that are becoming obsolete. Depending on the terms that will be set forth in the new regulation, implementation at a local level could lead to higher costs for both the Universal Service provider and the operators forced to finance the Universal Service.

In Spain, the licenses of Telefónica de España and Telefónica Telecomunicaciones Públicas (which owns public terminals) for the provision of Universal Services will expire on December 31, 2016. As from this date, there will be a new tender for the award of the provision of the Universal Services.

Regulation of fiber networks

On November 18, 2015 the Spanish CNMC adopted a Draft Resolution on the wholesale broadband market regulation, which foresees a geographical segmentation in competitive and non-competitive areas. This draft Resolution was approved by the European Commission on December 18, 2015. The new resulting regulation,

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which will apply to NGA (Next Generation Access Networks), could be approved in the first quarter of 2016 and will presumably last for at least three years. Its implementation is expected to result in an increase, of the current regulatory obligations of Telefónica in Spain, in terms of its granting of access to other operators to its fiber network and with respect to certain aspects relating specifically to the business segment.

Regulations on privacy

In Europe, a political agreement between the Council and the European Parliament was reached on December 15, 2015, on the new General Data Protection Regulation (GDPR) and the Data Protection Directive. Formal adoption of such regulation by both the Council and the Parliament is expected to take place in spring 2016. The GDPR would become effective two years thereafter, by spring 2018. Some of the critical provisions of this new Regulation will make tougher the launch of new services focused on the processing of personal data. In addition, the GDPR will introduce administrative fines of up to 4% of an undertaking’s annual global turnover for breaching the new data protection rules.

In October 2015, the Court of Justice of the European Union declared invalid the Decision of the European Commission1 of July 26, 2002, known as the “Safe Harbor Agreement”, relating to the transfer of personal data from the EU to the United States. Since November 2015, EU and US Authorities have been negotiating a new agreement that ensures a level of protection similar to that provided by the EU. Failure to reach this agreement would create difficulties in the provision of services which involve the flow of EU citizens’ personal data to the US.

In Brazil, it is expected, in the near future, that the Personal Data Protection Act will be adopted. This could lead to further obligations and restrictions for operators in relation to the collection of personal data and its treatment. In Peru, on May 8, 2015, the new Personal Data Protection Law came into force. The adoption of secondary legislation is still pending. In Ecuador, the Telecommunications Act (Ley Orgánica de Telecomunicaciones), adopted in February 2015, devotes a whole chapter to regulate the use of personal data.

Regulation of functional separation

The principles established in Europe’s common regulatory framework, adopted in 2009 and transposed in the national legislation of each Member State in which Telefónica operates could result in greater regulatory pressure on the local competitive environment. Specifically, this framework supports the possibility of national regulators (in specific cases and under exceptional conditions) forcing operators with significant market power and vertically-integrated operators to separate their wholesale and retail businesses at a functional level. They would therefore be required to offer equal wholesale terms to third-party operators that acquire these products.

Regulation of network neutrality2

As mentioned above, the European Regulation 2015/2120 on Net Neutrality and Roaming was adopted on November 25, 2015. The regulation will enter into force on April 30, 2016. The application of the Regulation could directly affect possible future business models of Telefónica and may affect the network management or differentiation of characteristics and quality of Internet access service.

Telefónica operates in Latin American countries where net neutrality has already been ruled, such as Chile, Colombia, Brazil, Argentina, Mexico and Peru, where Osiptel published on September 8, 2015 the Draft Regulation on Net Neutrality. In Brazil, the Secretariat of Legislative Matters of the Ministry of Justice is concluding a proposal on Net Neutrality Regulation.

If changes to regulation such as those described above, or otherwise, occur in the various jurisdictions where the Telefónica Group operates, it could have a material adverse effect on its business, financial condition, results of operations and cash flows.

[1]	Commission Decision 2000/520/EC, of 26 July 2000 pursuant to Directive 95/46/EC of the European Parliament and of the Council on the adequacy of the protection provided by the safe harbour privacy principles and related frequently asked questions issued by the US Department of Commerce.
[2]	In general terms, it is a principle applicable to the field of Internet networks, for which operators may not place restrictions on the terminals that can be connected or the services, applications and content that can be distributed. It also refers to non-discrimination by operators between different types of traffic circulating through their networks.

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The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

The Telefónica Group is required to comply with the laws and regulations of various jurisdictions where it conducts operations. In particular, the Group’s international operations are subject to various anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010, and economic sanction programs, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control. The anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Telefónica Group’s business, it may deal with entities, the employees of which are considered government officials. In addition, economic sanctions programs restrict the Group’s business dealings with certain sanctioned countries, individuals and entities.

Although the Group has internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties, exclusion from government contracts, damage to our reputation and other consequences that could have a material adverse effect on the Group’s business, results of operations and financial condition.

As at the date of this report, Telefónica is currently conducting an internal investigation regarding possible violations of applicable anti-corruption laws. Telefónica has been in contact with governmental authorities about this matter and intends to cooperate with those authorities as the investigation continues. It is not possible at this time to predict the scope or duration of this matter or its likely outcome.

Customers’ perceptions of services offered by the Company may put it at a disadvantage compared to competitors’ offerings.

Customers’ perceptions of the assistance and services offered are critical to operating in highly-competitive markets. The ability to predict and respond to the changing needs and demands of customers affects the Company’s competitive position relative to other technology sector companies, and its ability to extract the value generated during this process of transformation. Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

The Company may not be able to adequately foresee and respond to technological changes and sector trends.

In a sector characterized by rapid technological change, it is essential to be able to offer the products and services demanded by the market and consider the impacts of changes in the life cycle of technical assets, secure margins and select the right investments to make.

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, as a consequence of both of these characteristics, it is subject to the effects of actions by competitors in these markets and to its ability to anticipate and adapt, in a timely manner, to constant technological changes, changes in customer preferences that are taking place in the industry, as well as economic, political and social circumstances.

Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

New products and technologies arise constantly, and their development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, which may result in the decrease of the Group’s profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile Internet and connectivity services that are being launched. Research and development costs amounted to 1,012 million euros in 2015, representing a decrease of 0.9% from 1,021 million euros in 2014 (959 million euros in 2013). These expenses represented 2.1%, 2.3% and 1.9% of the Group’s consolidated revenues in 2015, 2014 and 2013, respectively. These figures have been calculated using the

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guidelines established in the Organization for Economic Cooperation and Development (OECD) manual. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, such as Internet speed of up to 100MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. While an increasing demand for the capabilities offered by these new networks to end users exists, the high level of the investments requires a continuous analysis of the return on investment.

The explosion of the digital market and entry of new players in the communications market, such as MVNOs, Internet companies or device manufacturers, may cause the loss of value of certain assets, and affect the Group’s ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of incomes and additional efficiencies to those followed traditionally. Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

In addition, the ability of the Telefónica Group’s IT systems (operational and backup) to respond the Company’s operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency.

The Company depends on its suppliers.

The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets, with a high concentration in a small number of suppliers, poses risks that may affect the Company’s operations, and may cause legal contingencies or damages to the Company’s image in the event that inappropriate practices are produced by a participant in the supply chain.

As of December 31, 2015, the Telefónica Group depended on five handset suppliers and 13 network infrastructure suppliers, which together accounted for 80% of the awarded contracts for the year then ended. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements, or otherwise have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

Unanticipated network interruptions can lead to quality loss or the interruption of the service.

Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software, stealing of infrastructure elements or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s image and reputation.

Telecommunications companies worldwide face increasing cybersecurity threats as businesses become increasingly dependent on telecommunications and computer networks and adopt cloud computing technologies. Cybersecurity threats include gaining unauthorized access to our systems or inserting computer viruses or malicious software in our systems to misappropriate consumer data and other sensitive information, corrupt our data or disrupt our operations. Unauthorized access may also be gained through traditional means such as the theft of laptop computers, portable data devices and mobile phones and intelligence gathering on employees with access.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other physical and logical security. However, these measures are not always effective. Although the Telefónica Group has insurance policies to cover these types of incidents, and the claims and loss in revenue caused by service interruptions to date have been covered by these policies, these policies may not be sufficient to cover all possible monetary losses.

The telecommunications industry may be affected by the possible effects that electromagnetic fields, emitted by mobile devices and base stations, may have on human health.

In some countries, there is a concern regarding potential effects of electromagnetic fields, emitted by mobile devices and base stations, on human health. This public concern has caused certain governments and

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administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service, and affected the deployment criteria of new networks and digital services such as smart meters development.

There is a consensus between certain expert groups and public health agencies, including the World Health Organization (WHO), that states that currently there are no established risks associated with exposure to low frequency signals in mobile communications. However, the scientific community is still investigating this issue especially with respect to mobile devices. Exposure limits for radio frequency suggested in the guidelines of the Protection of Non-Ionizing Radiation Protection Committee (ICNIRP) have been internationally recognized. The mobile industry has adopted these exposure limits and works to request authorities worldwide to adopt these standards.

Worries about radio frequency emissions may discourage the use of mobile devices and new digital services, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located, how they operate, the use of mobile telephones and the massive deployment of smart meters and other products using mobile technology. This could lead to the Company being unable to expand or improve its mobile network.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment on the adverse impact of electromagnetic fields on health, may negatively affect the business, financial conditions, results of operations and cash flows of the Telefónica Group.

Possible regulatory, business, economic or political changes could lead to asset impairment.

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognize impairment in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairments on certain of its investments, affecting its results of operations in the year in which they were experienced. For example, with respect to the investment in Telco, S.p.A. (Telco), value adjustments were made in 2014 with a negative impact of 464 million euros.

The Telefónica Group’s networks carry and store large volumes of confidential, personal and corporate data, and its Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.

The Telefónica Group’s networks carry and store large volumes of confidential, personal and business data, through both voice and data traffic. The Telefónica Group stores increasing quantities and types of customer data in both business and consumer segments. Despite its best efforts to prevent it, the Telefónica Group may be found liable for any loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks, any of which could involve many people and have an impact on the Group’s reputation, or lead to legal claims and liabilities that are difficult to measure in advance.

In addition, the Telefónica Group’s Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for any loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.

In most countries in which the Telefónica Group operates, the provision of its Internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been introduced imposing additional obligations on access providers (such as blocking access to a website) as part of the struggle against some illegal or illicit uses of the Internet, notably in Europe.

Any of the foregoing could have an adverse impact on the business, financial position, results of operations and cash flows of the Group.

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Telefónica and Telefónica Group companies are party to lawsuits, tax claims and other legal proceedings.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, results of operations, reputation and cash flows. In particular, the Telefónica Group is party to certain judicial tax proceedings in Peru concerning the clearance of certain previous years’ income tax, in respect of which a contentious-administrative appeal is currently pending and to certain tax proceedings in Brazil, primarily relating to the CIMS (a Brazilian tax on telecommunication services). Further details on these matters are provided in Notes 17 and 21 of the Consolidated Financial Statements.

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Trend evolution

Telefónica is one of the world’s leading mobile and fixed communications services providers, with a strategy focused on becoming a leader in digital communications to support future growth.

In 2015, Telefónica made progress towards long-term profitable and sustainable growth, improving its competitive position in key markets, increasing efficiencies and capturing synergies from the integrated approach of its business, processes and technologies. During recent years, the Company has taken several steps designed to transform its business, which have affected 2015 results:

•	First, Telefónica has developed new business models based on mobile data centric proposals, bundled services, including converged fixed and mobile services, and digital capacities as part of a group-wide digital transformation drive to address changing consumption habits. A key component of this effort has been the increased investments in fiber and Long Term Evolution technology, which Telefónica believes will allow it to further monetize data and digital services. In this regard, Telefónica has significantly increased its number of data-driven accesses, including 78.0 million new smartphone accesses, 4.9 million new Pay TV accesses and 5.7 million new fiber accesses during the 2013-2015 period, to more than offset declining revenues and thereby increased average revenue per access year-on-year by 1.9% over the period.

•	Second, changing consumption habits have resulted in reduced demand for fixed voice and mobile voice services and increased demand for mobile data services, such as watching videos and internet browsing on a smartphone, which finally in 2015 has been at a sufficient pace to offset in most of our markets the decline in fixed and mobile voice revenues (excluding declines due to changes in regulation) and start to show a positive trend.

•	Third, Telefónica has strengthened its competitive position through a strategy of active portfolio management and in-market consolidation in key markets like Germany (with the acquisition of the E-Plus Group), Brazil (with the acquisition of GVT) and Spain (with the acquisition of DTS). These strategic acquisitions in core markets, coupled with recent divestments in non-core markets, have already allowed Telefónica to capture significant synergies.

•	Finally, Telefónica has launched a simplification program designed to enable growth and transformation across its businesses; capture Group-wide synergies; simplify its commercial offerings (as it has done with the launch of “Movistar Fusión” bundle packages in Spain); modernize its information technology (“IT”) network and global processes (through increased IT investment and commercial and customer care cost-reduction efforts); and improve its channels by increasing back-office efficiency. As part of this program, Telefónica has also sought to boost efficiency by increasing its outsourcing of support functions.

Telefónica has taken these steps against a backdrop of several broad trends and developments affecting Telefónica in recent years which have contributed to a downward trend in certain key performance indicators during the 2013-2015 period.

•	First, changes in foreign exchange rates, particularly during 2014 and 2015 with the depreciation of the Brazilian real against the euro and the effects of the depreciation of the Venezuelan bolivar, have affected Telefónica’s revenue growth.

•	Second, inflation rates have increased Telefónica’s expenses in many of our markets and we have not been able to increase our revenues at the same pace.

•	Third, after a period of significant expansion, Telefónica has generally reduced the scope of its activities and exited certain countries in recent years to reduce its level of indebtedness and strengthen Telefónica’s capacity for future growth.

•

Fourth, Telefónica’s business is highly regulated, which affects its revenues and imposes costs on its operations. For example, regulation sets the fixed rates that Telefónica charges for calls received

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from other companies’ networks, and regulators have progressively lowered these rates in recent years.

•	In addition, weak economic conditions in Europe generally, and in Spain in particular, have been a key driver of revenue trends in recent years, leading to a reduced demand for many of Telefónica’s products and services, and the same trend is beginning to emerge in Latin America.

These trends and developments have contributed to a general downward trend in certain of Telefónica’s key performance indicators during the 2013-2015 period, with revenues decreasing by 6.6% to 47,219 million euros for the year ended December 31, 2015 from 50,547 million euros for the year ended December 31, 2013 and operating income, profit for the year and net cash from operating activities decreasing during this period by 67.6%, 40.2% and 5.11%, respectively.

Nevertheless, we believe that Telefónica is positioned to benefit from the return to GDP growth in Europe, which began in 2014, as well as the potential implementation of the European Commission’s recently announced Digital Single Market package of legislative measures, as we believe Telefónica is prepared to thrive in a policy environment that supports innovation and investment for the benefits of end users.

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Other information

Group companies with non-controlling interests

Non-controlling interests in the Telefónica Group companies can be divided into two groups. Firstly, subsidiaries listed in a regulated market: Telefônica Brasil and Telefónica Deutschland, where minority shareholdings are widely dispersed and in respect of which Telefónica protects minority interests by complying with the regulations of the related market. Secondly, subsidiaries with a main minority shareholder, with whom agreements are entered into in order to guarantee the protection of such shareholder’s rights and, in certain cases (such as Colombia Telecomunicaciones) where there are also specific commitments resulting from corporate transactions (see Note 21.b).

Average payment period of the Spanish companies

The Telefónica Group’s Spanish companies have adapted their internal processes and payment schedules to the provisions of Law 15/2010 (amended by Law 31/2014) and Royal Decree-Law 4/2013, amending Law 3/2004, which establishes measures against late payment in commercial transactions. Engagement conditions with commercial suppliers in 2015 included payment periods of up to 60 days, according to the terms agreed between the parties.

For efficiency purposes, the Telefónica Group’s companies in Spain have agreed payment schedules with suppliers, whereby payments are made on set days of each month. Payments to Spanish suppliers in 2015 surpassing the established legal limit were the result of circumstances or incidents beyond the payment policies, mainly the delay in issuing invoices (legal obligation of the supplier), the closing of agreements with suppliers over the delivery of goods or the rendering of services, or occasional processing issues. The average payment period to suppliers of the Telefónica Group’s companies in Spain in 2015, calculated In accordance with the only additional provision of the Resolution of the Instituto de Contabilidad y Auditoría de Cuentas (Spanish Accounting and Audit Institute) dated January 29, 2016, amounted to 49 days.

Governance system

The Company has a governance system, which applies to Telefónica’s entire structure. Pursuant to the Company’s commitment to its shareholders, the Board of Directors, supported by its Committees, manages the Company’s business in accordance with the corporate governance rules laid down primarily in the Corporate By-laws, in the Regulation of the General Shareholders’ Meeting, and in the Regulation of the Board of Directors.

Telefónica’s Board of Directors consists of 18 directors and is responsible for overseeing and controlling the Company’s activity. It has sole powers regarding general strategy and policies on corporate governance, corporate social responsibility, remuneration of the Board and senior management, shareholder remuneration, and strategic investments.

In order to strengthen the corporate governance of the Company, the Board of Directors of Telefónica, S.A. has eight committees (including the Executive Commission) which are charged with examining and overseeing areas of particular relevance. Pursuant to its regulation, the Board also confers responsibility for day-to-day management of the businesses to Telefónica’s executive bodies (primarily through the Executive Committee) and management team.

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Events after the reporting period

The following events regarding the Telefónica Group took place between December 31, 2015 and the date of authorization for issue of the accompanying consolidated financial statements:

Financing

•	On February 2, 2016, Telefónica Emisiones, S.A.U. redeemed 1,750 million euros of its notes, issued on February 2, 2006. The notes were guaranteed by Telefónica, S.A.

•	On February 3, 2016, Telefónica Emisiones, S.A.U. redeemed 802 million euros of its notes, issued on November 3, 2011 for an amount of 1,000 million euros. The notes were guaranteed by Telefónica, S.A.

•	On February 10, 2016, Telefónica del Perú, S.A.A. signed an amendment to its long-term credit facility arranged on October 12, 2015 modifying, mainly, the limit from 1,050 million Peruvian Nuevos Soles (equivalent to 283 million euros) to 780 million Peruvian Nuevos Soles (equivalent to 210 million euros).

•	On February 16, 2016, Telefónica Emisiones, S.A.U. redeemed 1,250 million U.S. dollars of its notes, issued on February 16, 2011. The notes were guaranteed by Telefónica, S.A.

•	Telefónica, S.A. agreed to execute their 12 months’ extension options on the 2,500 million euros syndicated credit facility dated February 19, 2015 up to 2021 and on the 3,000 million euros syndicated credit facility dated February 18, 2014 up to 2020. This arrangement entered into effect on February 19, 2016.

Agreements for the broadcasting of the Spanish National League Championship First Division and the Copa de S.M. el Rey, and of the “UEFA Champions League” and “UEFA Europa League” competitions

In January 2016, DTS, Distribuidora de Television Digital, S.A.U. (“DTS”) and Mediaproducción, S.L.U. (“Mediapro”) reached an agreement for the broadcasting of the thematic pay TV channel called “beIN Sports LaLiga” with contents of the Spanish National League Championship First Division and the Copa del S.M. el Rey, corresponding to the three seasons 2016/17, 2017/18 and 2018/19.

Also, DTS and Mediapro reached an agreement for the broadcasting of the thematic pay TV channel called “beIN Sports” containing, among others, matches of the “UEFA Champions League” and “UEFA Europa League” competitions corresponding to the three seasons 2015/16 (from January 12, 2016), 2016/17 and 2017/18.

The total value of the agreements relating to those channels amounts to a maximum of 2,400 million euros.

With this agreement, Movistar+ fulfills its commitment to provide to its entire customer base a comprehensive offer with all the best sports contents.

Creation of a global telecommunications infrastructures company

On February 10, 2016, Telefónica announced the creation of Telxius, a company which will bring together certain infrastructure assets of the Group, which will enable the management of the Telefónica Group’s infrastructure on a global scale with a more specialised and focused approach, with the aim of increasing the services provided to other operators, improving the return on capital invested and allowing Telxius to participate more actively in the growth opportunities that exist in the industry, including the possibility of incorporating third party assets.

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Annual Corporate Governance Report for Listed Companies

A. Ownership structure

A.1.	Complete the following table on the company’s share capital:

Date of last modification	Share capital (€)	Number of shares	Number of voting rights
2015/12/10	4,975,199,197.00	4,975,199,197	4,975,199,197

Indicate whether different types of shares exist with different associated rights:

No

A.2.	List the direct and indirect holders of significant ownership interests in your company at year-end, excluding directors:

Name or corporate name of shareholder	Number of direct voting rights	Number of indirect voting rights	% of total voting rights
Banco Bilbao Vizcaya Argentaria, S.A.	302,205,736	0	6.07%
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, ”la Caixa”	0	249,501,612	5.01%
Blackrock, Inc.	0	177,257,649	3.56%

Name or corporate name of indirect holder	Through: Name or corporate name of direct holder	Number of voting rights
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, ”la Caixa”	Caixabank, S.A.	249,482,489
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, ”la Caixa”	Vidacaixa, S.A. de Seguros y Reaseguros	19,123
Blackrock, Inc	Blackrock Investment Management (UK)	177,257,649

Indicate the most significant movements in the shareholding structure during the year.

Name or corporate name of shareholder	Date of transaction	Description of transaction
—	—	—

A.3. Complete the following tables on company directors holding voting rights through company shares.

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Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights	% of total voting rights
Mr. César Alierta Izuel	5,293,554	0	0.11%
Mr. Isidro Fainé Casas	572,483	0	0.01%
Mr. José María Abril Pérez	134,886	152,124	0.01%
Mr. Julio Linares López	462,393	2,115	0.01%
Mr. José María Álvarez-Pallete López	553,208	0	0.01%
Mr. José Fernando de Almansa Moreno-Barreda	20,397	0	0.00%
Ms. Eva Castillo Sanz	109,225	0	0.00%
Mr. Carlos Colomer Casellas	49,377	68,260	0.00%
Mr. Peter Erskine	79,963	0	0.00%
Mr. Santiago Fernández Valbuena	217,554	0	0.00%
Mr. Alfonso Ferrari Herrero	659,520	21,937	0.01%
Mr. Luiz Fernando Furlán	36,945	0	0.00%
Mr. Gonzalo Hinojosa Fernández de Angulo	49,128	198,862	0.00%
Mr. Pablo Isla Álvarez de Tejera	9,889	0	0.00%
Mr. Antonio Massanell Lavilla	2,638	0	0.00%
Mr. Ignacio Moreno Martínez	17,606	0	0.00%
Mr. Francisco Javier de Paz Mancho	62,368	0	0.00%

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Name or corporate name of indirect shareholder	Through: Name or corporate name of direct shareholder	Number of voting rights
Mr. José María Abril Pérez	Other company shareholders	152,124
Mr. Julio Linares López	Other company shareholders	2,115
Mr. Carlos Colomer Casellas	Other company shareholders	68,260
Mr. Alfonso Ferrari Herrero	Other company shareholders	21,937
Mr. Gonzalo Hinojosa Fernández de Angulo	Other company shareholders	198,862

% of total voting rights held by the Board of Directors
		0.17%

Complete the following tables on share options held by directors:

Name or corporate name of director	Number of direct voting rights	Number of indirect voting rights	Equivalent number of shares	% of total voting rights
Mr. César Alierta Izuel	972,000	0	1,518,750	0.02%
Mr. José María Álvarez-Pallete López	576,000	0	900,000	0.01%
Mr. Santiago Fernández Valbuena	708,000	0	825,000	0.01%

A.4.	Indicate, as applicable, any family, commercial, contractual or corporate relationships between owners of significant shareholdings, insofar as these are known by the company, unless they are of little relevance or arise from ordinary trading or exchange activities.

Name or company name of related party	Type of relationship	Brief description
—	—	—

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A.5.	Indicate, as applicable, any commercial, contractual or corporate relationships between owners of significant shareholdings, and the company and/or its group, unless they are of little relevance or arise from ordinary trading or exchange activities.

Name or company name of related party	Type of relationship	Brief description
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Shareholding of Banco Bilbao Vizcaya Argentaria, S.A. (or any of the companies of its Group), together with Telefónica, S.A. and with Caixabank, S.A., in Telefónica Factoring España, S.A., TFP, S.A.C. (TFP Perú), Telefónica Factoring Colombia, S.A., Telefónica Factoring do Brasil, Ltda., Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R., and Telefónica Factoring Chile, S.A.
Banco Bilbao Vizcaya Argentaria, S.A.	Corporate	Shareholding of Compañía de Cartera de Inversiones, S.A. (a company which belongs to Grupo BBVA), together with Telefónica Compras Electrónicas, S.A.U., in Adquira España, S.A.
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Corporate	Shareholding of Caixabank, S.A., with Telefónica, S.A. and with Banco Bilbao Vizcaya Argentaria, S.A. (or with any of the companies of its Group), in Telefónica Factoring España, S.A., TFP, S.A.C. (TFP Perú), Telefónica Factoring Colombia, S.A., Telefónica Factoring do Brasil, Ltda., Telefónica Factoring México, S.A. de C.V., SOFOM, E.N.R., and Telefónica Factoring Chile, S.A.
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Corporate	Shareholding of Finconsum, Establecimiento Financiero de Crédito, S.A.U. (subsidiary of CaixaBank, S.A.), together with Telefónica, S.A., in Telefónica Consumer Finance, Establecimiento Financiero de Crédito, S.A.
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Corporate	Joint shareholding of Caixa Card 1 Establecimiento Financiero de Crédito, S.A.U., with Telefónica Digital España, S.L. and with Banco Santander, S.A., in Yaap Digital Services, S.L.

A.6.	Indicate whether any shareholders’ agreements have been notified to the company pursuant to Articles 530 and 531 of the Spanish Corporations Act (Ley de Sociedades de Capital, hereinafter “LSC” in Spanish). Provide a brief description and list the shareholders bound by the agreement, as applicable.

Yes

Parties to the Shareholders’ agreement
Telefónica, S.A.
China Unicom (Hong Kong) Limited

% of share capital affected
1.29%

Brief description the agreement:

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See heading H “Other information of interest”, Note 5 to Section A.6.

Parties to the Shareholder’s agreement
Telefónica, S.A.
Vivendi, S.A.

% of share capital affected
0.95%

Brief description of the agreement:

See heading H “Other information of interest”, Note 5 to Section A.6.

Indicate whether the company is aware of the existence of any concerted actions among its shareholders. Give a brief description as applicable.

No

Shareholders involved in concerted action	% of share capital affected	Brief description of the concerted action
—	—	—

Expressly indicate any amendments to or termination of such agreements or concerted actions during the year.

—

A.7.	Indicate whether any individuals or bodies corporate currently exercise control or could exercise control over the company in accordance with Article 5 of the Spanish Securities’ Market Act (Ley del Mercado de Valores). If so, identify.

No

Name or corporate name

—

Remarks

—

A.8.	Complete the following tables on the company’s treasury shares.

At year end:

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Number of shares held directly	Number of shares held indirectly (*)	% of total share capital
141,639,159	0	2.85%

(*) Through:

Name or corporate name of direct shareholder	Number of shares held directly
—	—

Total

Detail any significant changes during the year, in accordance with Royal Decree 1362/2007.

Explain any significant changes

On January 7, 2015 it was notified the Comisión Nacional del Mercado de Valores (CNMV) the direct acquisition of 51,798,609 shares were, accounting for 1.112% of the company’s share capital.

On July 16, 2015, it was notified the CNMV the direct acquisition of 49,891,005 shares, accounting for 1.010% of the company’s share capital.

On October 19, 2015, it was notified the CNMV the direct acquisition of 51,133,215 shares were, accounting for 1.051% of the company’s share capital.

Furthermore, in accordance with the resolution for reduction in share capital through the cancellation of treasury shares approved by the Ordinary General Shareholders Meeting of Telefónica, S.A. on June 12, 2015, and after the resolution to that effect adopted by the Board of Directors of the Company, the reduction of share capital document was registered in the Companies Registry of Madrid on July 24, 2015. Consequently, 74,076,263 treasury shares of Telefónica, S.A., which represented 1.50% of its share capital, were cancelled.

Likewise, on July 29, 2015, Telefónica, S.A. entered into an agreement with Vivendi, S.A. through which Telefónica committed to deliver 46.0 million of its treasury shares, representing 0.95% of its share capital, in exchange for 58.4 million of preferred shares of Telefonica Brasil, S.A., (received by Vivendi, S.A. in the context of the acquisition of GVT Participaçoes, S.A.) representing approximately 3.5% of the share capital of Telefonica Brasil, S.A. On September 16, 2015 the aforementioned 46.0 million treasury shares were delivered.

A.9.	Give details of the applicable conditions and time periods governing any resolutions of the General Shareholders Meeting authorizing the Board of Directors to repurchase or transfer the treasury shares.

At Telefónica’s Ordinary General Shareholders Meeting held on May 30, 2014, the shareholders resolved to renew the authorisation granted at the General Shareholders Meeting of June 2, 2010, for the derivative acquisition of treasury stock, either directly or through Group companies, in the terms literally transcribed below:

“A) Authorise, pursuant to articles 144 and the articles thereunder of the Spanish Corporations Act, the derivative acquisition, at any point and as many times as it might be deemed necessary, by Telefónica, S.A. – either directly, or through any of its subsidiaries – of treasury stock, fully-paid, by purchase and sale, by exchange or by any other legal transaction.

The minimum acquisition price or minimum value of the consideration shall be equal to the par value of the shares of its own stock acquired, and the maximum acquisition price or maximum consideration value shall be equal to the listing price of the shares of its own stock acquired by the Company on an official secondary market at the time of the acquisition.

Such authorization is granted for a period of 5 years as from the date of this General Shareholders’ Meeting and is expressly subject to the limitation that the par value of the Company’s own shares acquired directly or indirectly pursuant to this authorization added to those already held by Telefónica, S.A. and all its controlled subsidiaries shall at no time exceed the maximum amount permitted by the Law at any time, and the limitations on the acquisition of the Company’s own shares established by the regulatory Authorities of the markets on which the shares of Telefónica, S.A. are traded shall also be observed.

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It is expressly stated for the record that the authorization granted to acquire shares of its own stock may be used in whole or in part to acquire shares of Telefónica, S.A. that it must deliver or transfer to directors or employees of the Company or of companies of its Group, directly or as a result of the exercise by them of option rights owned by them, all within the framework of duly approved compensation systems referencing the listing price of the Company’s shares.

B) To authorize the Board of Directors, as broadly as possible, to exercise the authorisation granted by this resolution and to implement the other provisions contained therein; such powers may be delegated by the Board of Directors to the Executive Commission, the Executive Chairman of the Board of Directors, the Chief Operating Officer or any other person expressly authorized by the Board of Directors for such purpose.

C) To deprive of effect, to the extent of the unused amount, the authorization granted under Item III on the Agenda by the Ordinary General Shareholders Meeting of the Company on June 2, 2010.”

A.9.bis.	Estimated free-float capital:

Estimated free-float capital		%
80.10

A.10.	Indicate, as applicable, any restrictions on the transfer of securities and/or any restrictions on voting rights. In particular, indicate any type of restrictions that could impose obstacles to the takeover of the company by means of share purchases on the market.

Yes

Description of the restrictions

See heading H “Other information of interest”, Note 7 to Section A.10.

A.11.	Indicate whether the General Shareholders’ Meeting has agreed to take neutralisation measures to prevent a public takeover bid by virtue of the provisions of Act 6/2007.

No

If applicable, explain the measures adopted and the terms under which these restrictions may be lifted.

—

A.12.	Indicate whether the company has issued securities not traded in a regulated market of the European Union.

Yes

If so, identify the various classes of shares and, for each class of shares, the rights and obligations they confer.

Shares of Telefónica, S.A. are traded on the Spanish electronic trading system (the “Continuous Markets”), and also on the stock exchanges of New York, London, Lima and Buenos Aires, and they all have the same characteristics, rights and obligations.

On the New York and Lima stock exchanges, Telefónica, S.A. shares are traded through American Depositary Shares (ADSs), where each ADS represents a Company share.

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B.	General Shareholders Meeting

B.1.	Indicate and, as applicable, describe any difference between the system of minimum quorums for constitution of the General Shareholders Meeting established in the Spanish Corporations Act (Ley de Sociedades de Capital, hereinafter “LSC” in Spanish).

No

B.2.	Indicate and, as applicable, describe any differences between the company’s system of adopting corporate resolutions and the framework established in the LSC.

No

Describe how they differ from the rules established in the LSC.

—

B.3.	Indicate the rules governing amendments to the company’s Bylaws. In particular, indicate the majorities required to amend the Bylaws and, if applicable, the rules for protecting shareholders’ rights when changing the Bylaws.

The Bylaws and Regulations for the General Shareholders Meeting of Telefónica confer upon the General Shareholders Meeting the power to agree to amend the Corporate By-laws (articles 15 and 5, respectively), being subject to legal provisions applicable for all other matters.

The procedure for amending the Bylaws is governed by Articles 285 and following articles of the revised text of the Spanish Corporations Act, and needs to be approved at the General Shareholders Meeting with the majorities stated in Articles 194 and 201 of the same law. In particular, if the Shareholders Meeting is convened to deliberate on Bylaw amendments, including capital increases or decreases, on eliminating or restricting the preferential acquisition right for new shares, and the transformation, merger, spin-off, or the global assignment of assets and liabilities and the relocation of the registered offices abroad, then shareholders which own at least fifty per cent of the subscribed capital with voting rights will have to be present or be represented by proxy on first call. If there is no sufficient quorum, then the Shareholders’ Meeting will be held on second call, on this occasion at least twenty-five per cent of the subscribed capital with voting rights will need to be present, either in person or by proxy. When shareholders which represent less than fifty per cent of the subscribed capital with voting rights are present at the Shareholders Meeting, either in person or by proxy, the resolutions referred to above can only be approved when two thirds of the capital, present or represented by proxy at the Shareholders Meeting, vote in favour of the resolution.

Pursuant to article 286 of the Spanish Corporations Act, if the Bylaws are amended, then the Directors, or, if applicable, the shareholders who have made the proposal, will have to draw up in full the text of their proposed amendment, and a written report in which they justify the amendment, which will have to be submitted to the shareholders which are taking part in the Shareholders’ Meeting to deliberate on that amendment.

Furthermore, pursuant to article 287 of the Spanish Corporations Act, the announcement calling the General Shareholders Meeting will have to clearly state the questions which might have to be amended, and note that all the shareholders are entitled to analyse the full text of the proposed amendment and the report on such an amendment at the registered offices, and also to request that such documents be delivered to them or sent free of charge.

According to article 291 of the Spanish Corporations Act, when new obligations are established for shareholders due to amendment of the Bylaws, the resolution will have to be passed with the approval of the

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affected shareholders. Furthermore, if the amendment directly or indirectly affects a type of shares, or part of them, then the provisions of article 293 of that Act will be applicable.

The procedure for voting on proposed resolutions by the Shareholders’ Meeting is also regulated in Article 197 bis of the Spanish Corporations Act, in the internal regulations of Telefónica (in particular, in Article 23 of the Regulations of the General Shareholders Meeting). This Article states that, when amendments are made to the Bylaws, each article or group of articles which are materially different will be voted for separately.

B.4.	Indicate the attendance figures for the General Shareholders’ Meetings held during the year.

	Attendance data
Date of general meeting			% remote voting
	% attending in person	% by proxy	Electronic means	Other	Total
2014/05/30	5.66%	48.65%	0.01%	0.48%	54.80%
2015/06/12	11.55%	46.36%	0.01%	0.48%	58.40%

B.5.	Indicate whether the Bylaws impose any minimum requirement on the number of shares required to attend the General Shareholders Meetings.

Yes

Number of shares required to attend the General Shareholders Meetings
300

B.6.	Section eliminated.

B.7.	Indicate the address and mode of accessing corporate governance content on your company’s website as well as other information on General Meetings which must be made available to shareholders on the website.

Telefónica complies with applicable legislation and best practices in terms of the content of its website concerning Corporate Governance. In this respect, it fulfils both the technical requirements for access and for content for the Company website, including information on General Shareholders Meetings, through direct access from the homepage of Telefónica, S.A. (www.telefonica.com) in the section “Shareholders and Investors” (www.telefonica.com/accionistaseinversores), which includes not only all of the information that is legally required, but also information that the Company considers to be of interest.

All the available information included on the Company website, except for certain specific documents, is available in two languages: Spanish and English.

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C.	Company management structure

C.1.	Board of Directors

C.1.1	List the maximum and minimum number of directors included in the Bylaws.

Maximum number of directors	20
Minimum number of directors	5

C.1.2.	Complete the following table with board members’ details.

Name or corporate name of director	Representative	Type of director	Position on the board	Date of first appointment	Date of last appointment	Election procedure
Mr. César Alierta Izuel	—	Executive	Chairman	1997/01/29	2012/05/14	Resolution of General Shareholders’ Meeting
Mr. Julio Linares López	—	Other external directors	Vice Chairman	2005/12/21	2011/05/18	Resolution of General Shareholders Meeting
Mr. José María Abril Pérez	—	Proprietary	Vice Chairman	2007/07/25	2013/05/31	Resolution of General Shareholders Meeting
Mr. Isidro Fainé Casas	—	Proprietary	Vice Chairman	1994/01/26	2011/05/18	Resolution of General Shareholders’ Meeting
Mr. José María Álvarez-Pallete López	—	Executive	Chief Operating Officer	2006/07/26	2012/05/14	Resolution of General Shareholders’ Meeting
Mr. Peter Erskine	—	Independent	Director	2006/01/25	2011/05/18	Resolution of General Shareholders’ Meeting
Ms. Eva Castillo Sanz		Other external directors	Director	2008/01/23	2013/05/31	Resolution of General Shareholders Meeting
Mr. Luiz Fernando Furlán	—	Independent	Director	2008/01/23	2013/05/31	Resolution of General Shareholders Meeting
Mr. Wang Xiaochu	—	Proprietary	Director	2015/09/30	2015/09/30	Co-option
Mr. José Fernando de Almansa Moreno-Barreda	—	Other external directors	Director	2003/02/26	2013/05/31	Resolution of General Shareholders’ Meeting
Mr. Gonzalo Hinojosa Fernández de Angulo	—	Independent	Director	2002/04/12	2012/05/14	Resolution of General Shareholders’ Meeting
Mr. Carlos Colomer Casellas	—	Independent	Director	2001/03/28	2011/05/18	Resolution of General Shareholders’ Meeting
Mr. Antonio Massanell Lavilla	—	Proprietary	Director	1995/04/21	2011/05/18	Resolution of General Shareholders’ Meeting
Mr. Pablo Isla Álvarez de Tejera	—	Independent	Director	2002/04/12	2012/05/14	Resolution of General Shareholders Meeting
Mr. Ignacio Moreno Martínez	—	Proprietary	Director	2011/12/14	2012/05/14	Resolution of General Shareholders Meeting

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Mr. Santiago Fernández Valbuena	—	Executive	Director	2012/09/17	2013/05/31	Resolution of General Shareholders Meeting
Mr. Alfonso Ferrari Herrero	—	Independent	Director	2001/03/28	2011/05/18	Resolution of General Shareholders Meeting
Mr. Francisco Javier de Paz Mancho	—	Independent	Director	2007/12/19	2013/05/31	Resolution of General Shareholders’ Meeting

Total number of directors
18

Indicate any board members who left during this period.

Name or corporate name of director	Type of directorship at time of leaving	Leaving date
Mr. Chang Xiaobing	Proprietary	2015/08/24

C.1.3	Complete the following tables on board members and their respective categories:

EXECUTIVE DIRECTORS

Name or corporate name of director	Post held in the company
Mr. César Alierta Izuel	Executive Chairman
Mr. José María Álvarez-Pallete López	Chief Operating Officer (C.O.O.)
Mr. Santiago Fernández Valbuena	General Manager

Total number of executive directors	3
% of the board	16.67%

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EXTERNAL PROPRIETARY DIRECTORS

Name or corporate name of director	Name or corporate name of significant shareholder represented or proposing appointment
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Ignacio Moreno Martínez	Banco Bilbao Vizcaya Argentaria, S.A.
Mr. Isidro Fainé Casas	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”
Mr. Antonio Massanell Lavilla	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”
Mr. Wang Xiaochu	China Unicom (Hong Kong) Limited

Total number of proprietary directors	5
% of the board	27.78%

INDEPENDENT EXTERNAL DIRECTORS

Name or corporate name of director	Profile
Mr. Alfonso Ferrari Herrero	Industrial Engineer. Formerly Executive Chairman of Beta Capital, S.A. and senior manager at Banco Urquijo.
Mr. Francisco Javier de Paz Mancho	Graduate in Information and Advertising. Law Studies. IESE Business Management Program. Formerly Chairman of the State-owned company MERCASA.
Mr. Gonzalo Hinojosa Fernández de Angulo	Industrial Engineer. Formerly Chairman and CEO of Cortefiel Group.
Mr. Carlos Colomer Casellas	Graduate in Economics. Was Chairman of the Colomer Group until 2013
Mr. Pablo Isla Álvarez de Tejera	Law Graduate. Member of the Body of State Lawyers (on sabbatical). Chairman and CEO of Inditex, S.A.
Mr. Peter Erskine	Psychology Graduate. Was General manager of Telefónica Europe until 2007. Was Chairman of Ladbrokes, Plc until December 2015.
Mr. Luiz Fernando Furlán	Degrees in chemical engineering and business administration, specialising in financial administration. From 2003 to 2007 he was Minister of Development, Industry and Foreign Trade of Brazil.

Total number of independent directors	7
% of the board	38.89%

List any independent directors who receive from the company or group any amount or payment other than standard director remuneration or who maintain or have maintained during the period in question a business relationship with the company or any group company, either in their own name or as a significant shareholder, director or senior manager of an entity which maintains or has maintained the said relationship.

Yes

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If applicable, include a statement from the board detailing the reasons why the said director may carry on their duties as an independent director.

Name or corporate name of director	Description of the relationship	Reasons
Mr. Carlos Colomer Casellas	Mr. Carlos Colomer Casellas is an independent Director of Abertis Infraestructuras, S.A., the parent company of Grupo Abertis, which has engaged in certain operations with the Telefónica Group (sale and leasing of mobile telephony towers) described in further depth in section H “Other Information of Interest” (Note 18 of section D. 5)	In the opinion of the Board of Directors of Telefónica, S.A., the operations referred to above are not likely to compromise the independence of Mr. Colomer Casellas in any way, bearing in mind: (i) the nature of the transactions, which, because of their purpose and special characteristics, are unlikely to exert any influence by one party upon another, (ii) their amount, which is not significant, both from the standpoint of Telefónica and Abertis, and (iii) the fact that Mr. Colomer Casellas is an Independent Director in Abertis Infraestructuras, S.A.

OTHER EXTERNAL DIRECTORS

Identify the other external directors and list the reasons why these cannot be considered proprietary or independent directors and detail their relationships with the company, its executives or shareholders.

Name or corporate name of director	Reasons	Company, executive or shareholder with whom the relationship is maintained
Mr. Julio Linares López	On September 17, 2012, Mr. Julio Linares López resigned from his post as COO of Telefónica, S.A. and his managerial post in the Telefónica Group and therefore went from being an Executive Director to being classified in the “Other External Directors” category.	Telefónica, S.A.
Ms. Eva Castillo Sanz	On February 26, 2014, Ms. Eva Castillo Sanz resigned as Chairwoman of Telefónica Europa, and was therefore included in the “Other external Directors” category.	Telefónica, S.A.
Mr. José Fernando de Almansa Moreno-Barreda	On March 25, 2015, the Board of Directors of Telefónica, S.A., having considered an analysis performed by the Nominating, Compensation and Corporate Governance Committee, resolved that the category of the Director M. José Fernando de Almansa Moreno-Barreda, be modified from Independent to “Other External Directors”, since he had been appointed as a Director of Telefónica, S.A. more than 12 years ago.	Telefónica, S.A.

Total number of other external directors		3
% of the board		16.67%

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List any changes in the category of each director which have occurred during the year.

Name or corporate name of director	Date of change	Former category	Current category
Mr. José Fernando de Almansa Moreno-Barreda	2015/03/25	Independent	Other External

C.1.4	Complete the following table on the number of female directors over the past four years and their category.

	Number of female directors				% of total directors of each type
	Year 2015	Year 2014	Year 2013	Year 2012	Year 2015	Year 2014	Year 2013	Year 2012
Executive	0	0	1	1	0.00%	0.00%	25.00%	25.00%
Proprietary	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Independent	0	0	0	0	0.00%	0.00%	0.00%	0.00%
Other External	1	1	0	0	33.33%	50.00%	0.00%	0.00%
Total:	1	1	1	1	5.56%	5.56%	5.56%	5.56%

C.1.5	Explain the measures, if applicable, which have been adopted to ensure that there is a sufficient number of female directors on the board to guarantee an even balance between men and women.

Explanation of measures

The search for women who meet the necessary professional profile is a question of principle and, in this regard, it is clear that Telefónica has taken this concern on board. In this regard, it should be noted that, on January 23, 2008, the Board of Directors unanimously agreed to co-opt, at the proposal of the Nominating, Compensation and Corporate Governance Committee, Ms. Eva Castillo Sanz as an Independent Director of Telefónica. This appointment was ratified by the Ordinary General Shareholders Meeting of Telefónica held on April 22, 2008, and she was re-elected to serve in this position by the Ordinary General Shareholders’ Meeting on May 31, 2013.

Likewise, on December 19, 2007, the Board of Directors unanimously agreed, following a recommendation from the Nominating, Compensation and Corporate Governance Committee, to appoint Ms. María Luz Medrano Aranguren as the Deputy Secretary General and Secretary to the Board of Directors of Telefónica.

Article 10.3. of the Regulations of the Board of Directors stipulates that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognised calibre, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as Independent Directors.

Article 10.4 of the Regulations of the Board of Directors also provides that the Board will have to ensure that Board members are selected using procedures that guarantee gender equality and diversity of knowledge and experience, that prevent any underlying bias which could cause any kind of discrimination, and, in particular, that the procedures should favour the selection of female directors.

In its meeting on November, 2015, the Board of Directors approved a Female Director Selection Policy which is aimed at ensuring that appointment or re-election proposals meet the Board’s requirements as set out in a preliminary analysis, encouraging gender equality and diversity of knowledge and experience, without any underlying bias would could cause any kind of discrimination. This Director Selection Policy is available on the Company’s corporate website.

In accordance with the aforesaid Policy, candidates to be Telefónica Directors will be selected using the following principles:

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1.- The Company will ensure that the Board of Directors has a balanced structure, with an ample majority of non-executive Directors and an adequate proportion between Proprietary and Independent Directors.

2.- The Board of Directors will ensure that Board members are selected using procedures that favour gender equality and diversity of knowledge and experience, and which prevent any underlying bias which could cause any kind of discrimination. It will also ensure that candidates put forward to be non-executive Directors have enough time available to be able to adequately perform their duties.

3.- A preliminary analysis of the Company’s and of the Group’s requirements will be used in the process of selecting candidates to be Directors. This analysis will be made by the Company’s Board of Directors, which will be advised and which will receive a mandatory preliminary report by the Nominating, Compensation and Corporate Governance Committee.

4.- This report by the Nominating, Compensation and Corporate Governance Committee will be published when calling the General Shareholders Meeting at which each Director will be submitted for confirmation, appointment or re-election.

5.- Every year, the Nominating, Compensation and Corporate Governance Committee will check that the Director Selection Policy is complied with, and will report with such information in the Annual Corporate Governance Report.

As far as candidates put forward as Directors are concerned, the Director Selection Policy establishes that the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, in fulfilling their respective duties, that all persons proposed for appointment as Directors should be persons of acknowledged solvency, competence and experience who are willing to devote the time and effort necessary to the discharge of their functions, with particular attention paid to the selection of independent Directors.

Candidates put forward as Directors will be persons with a high level of reputation, solvency, experience and training, particularly in the field of telecommunications, economics-finance, accounting, auditing, risk management, and/or business administration, who are able to lead teams consisting of people from different fields of activity, and with extensive experience in major corporations.

Therefore, the selection procedure described above is based exclusively on the personal merits of the candidates (“recognised calibre, qualifications and experience”) and their ability to dedicate themselves to the functions of members of the Board, so there is no implicit bias capable of impeding the selection of women directors, if, within the potential candidates, there are women candidates who meet the professional profile sought at each moment.

C.1.6	Explain the measures taken, if applicable, by the Nominating Committee to ensure that the selection processes are not subject to implicit bias that would make it difficult to select female directors, and whether the company makes a conscious effort to search for female candidates who have the required profile.

Explanation of measures

In accordance with Article 10.3 of the Board Regulations, the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that the candidates chosen are persons of recognized calibre, qualifications and experience, who are willing to devote a sufficient portion of their time to the Company, and shall take extreme care in the selection of the persons to be appointed as Independent Directors.

The Nominating, Compensation and Corporate Governance Committee analysed and returned a positive opinion of the Director Selection Policy of Telefónica, S.A. approved by the Board of Directors of the company in its meeting held on November 25, 2015.

Furthermore, subject to Article 10.4 of the Regulations of the Board of Directors, the results of the preliminary analysis of the needs of the Board of Directors will be set out in the report of the Nominating,

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Compensation and Corporate Governance Committee, which will be published on calling the General Shareholders Meeting at which each Director will be submitted for ratification, appointment or re-election.

When, despite the measures taken, there are few or no female directors, explain the reasons.

Explanation of the reasons.

All the measures and processes agreed and adopted by the Board of Directors and the Nominating, Compensation and Corporate Governance Committee to ensure the number of female directors on the Board guarantee an even balance and to ensure that the selection processes are not subject to implicit bias that would make it difficult to select female directors have been implemented and initiated by the Company. In 2015, the only change in the composition of the Board of Directors was the appointment of Mr. Wang Xiaochu, as indicated in section C.1.9. of this Report.

C.1.6.bis	Explain the conclusions of the Nominating Committee regarding verification of compliance with Director selection policy. And, in particular, how this policy is being used towards the target that at least 30% of the total members of the Board of Directors should be female directors by 2020.

Explanation of conclusions.

Since 25 November 2015, Telefónica S.A. has used a specific and verifiable Female Director Selection Policy, approved by the Board of Directors, which is aimed at ensuring that Director appointment or re-election proposals meet the Board’s requirements as set out in a preliminary analysis, encouraging gender equality and diversity of knowledge and experience.

This policy is public and can be consulted at the corporate website (www.telefonica.com).

Since the policy was approved and until December 31, 2015, the date of reference of this report, no vacancy has arisen in the Board of Directors, and hence from the standpoint of Director selection, the policy has not been put into practice.

Notwithstanding the above, the criteria set out in the aforementioned Director Selection Policy, which were already included, in general, in the Regulation of the Board of Directors, were taken into account in the appointment by co-option of the Director Mr. Wang Xiaochu. Mr. Xiaochu’s appointment received a favourable report from the Nominating, Compensation and Corporate Governance Committee.

Notwithstanding the foregoing, with regard to the promotion of Female Directors’ presence in the Board of Directors, it is important to note that the policy expressly states that it is mandatory for Director selection procedures to encourage gender diversity, and forbids any type of underlying bias which might cause any form of discrimination.

C.1.7	Explain how shareholders with significant holdings are represented on the board.

As stated in section C.1.3 of this Annual Corporate Governance Report, at December 31, 2015, the group of external Directors of Telefónica, S.A. was composed of 15 members (out of a total of 18 Members), of whom five are proprietary Directors, seven are independent and three fall under the “Other external Directors” category.

Of the five proprietary directors, two act in representation of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”, which holds 5.01 % of the capital stock of Telefónica, S.A., and two act in representation of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), which holds 6.07% of the capital; and one in representation of China Unicom (Hong Kong) Limited (China Unicom), which owns 1.29% of the capital stock. The percentages mentioned above refer to December 31, 2015.

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C.1.8	Explain, when applicable, the reasons why proprietary directors have been appointed upon the request of shareholders who hold less than 3% of the share capital:

Name or corporate name of shareholder	Reasons
China Unicom (Hong Kong) Limited

As explained in Section H “Other information of interest”, Note 5 to Section A.6 of this report, on January 23, 2011, expanding on their existing strategic alliance, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Telefónica also agreed to propose the appointment of a board member nominated by China Unicom in the next General Shareholders Meeting, in accordance with prevailing legislation and the Company’s Bylaws.

On 18 May 2011, the General Shareholders’ Meeting approved the appointment of Mr. Chang Xiaobing as Company Director, acting on the proposal made by China Unicom, for the purpose of executing the addendum to the Strategic Partnership Agreement agreed in January 2011. On 30 September, the Board of Directors approved by co-option to appoint Mr. Wang Xiaochu, as a new member of the Board of Directors, as a proprietary Director, to replace Mr. Chang Xiaobing, who decided to step down from his position as Director of Telefónica, S.A., after ceasing in his duties as Chairman and CEO of China Unicom (Hong Kong) Limited, and once Mr. Wang Xiaochu had been appointed to those positions.

This commitment to China Unicom is a consequence of the Strategic Partnership, which is intended to strengthen Telefónica’s position in the global communications market.

Provide details of any rejections of formal requests for board representation from shareholders whose equity interest is equal to or greater than that of other shareholders who have successfully requested the appointment of proprietary directors. If so, explain why these requests have not been entertained.

No

C.1.9	Indicate whether any director has resigned from office before their term of office has expired, whether that Director has given the board his/her reasons and through which channel. If made in writing to the whole board, list below the reasons given by that director.

Yes

Name of director	Reasons for resignation
Mr. Chang Xiaobing	In a statement dated August 31, 2015, Mr. Chang Xiaobing stated that he was stepping down from his duties as Director of Telefónica, S.A. effectively from August 24, 2015. Mr. Xiaobing resigned as a member of the Board of Directors due to the change in the organisational structure which took place in Grupo China Unicom, with Mr. Chang Xiaobing’s ensuing resignation from the positions of Chairman and CEO of China Unicom (Hong Kong) Limited, and the appointment of Mr. Wang Xiaochu to fill his place.

C.1.10	Indicate what powers, if any, have been delegated to the Chief Operating Officer:

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Name or corporate name of director	Brief description
Mr. César Alierta Izuel – Executive Chairman (Chief Executive Officer)	The Chairman of the Company, as the Executive Chairman, has been expressly delegated all the powers of the Board of Directors, except those that cannot be delegated by Law, by the Corporate Bylaws, or by the Regulations of the Board of Directors which establishes, in Article 5.4, the powers that the Board of Directors reserves itself, and may not delegate.

Mr. José María Álvarez-Pallete López – Chief Operating Officer	The Chief Operating Officer (COO) has been delegated those powers of the Board of Directors related to the management of the business and the performance of the highest executive functions over all the Company’s business areas, except those which cannot be delegated by Law, under the Corporate Bylaws or according to the Regulations of the Board of Directors.

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C.1.11.	List the directors, if any, who hold office as directors or executives in other companies belonging to the listed company’s group.

Name or corporate name of director	Corporate name of the group company	Position	Doers he or she have executive functions?
Mr. Alfonso Ferrari Herrero	Telefónica del Perú, S.A.A.	Director	No
	Telefónica Chile, S.A.	Acting Director	No
	Telefónica de Argentina, S.A.	Director	No
	Telefônica Brasil, S.A.	Director	No
Mr. Francisco Javier de Paz Mancho	Telefónica Gestión de Servicios Compartidos, S.A.	Chairman	No
Mr. Gonzalo Hinojosa Fernández de Angulo	Telefónica del Perú, S.A.A.	Director	No
	Telefônica Brasil, S.A.	Director	No
Mr. José Fernando de Almansa Moreno-Barreda	Telefónica Móviles México, S.A. de C.V.	Director	No
Mr. Luiz Fernando Furlán	Telefônica Brasil, S.A.	Director	No
Ms. Eva Castillo Sanz	Telefónica Deutschland Holding, A.G.	Chairman of Supervisory Board	No
	Colombia Telecomunicaciones, S.A. E.S.P.	Director	No
	Telefónica América, S.A.	Chairman	No
	Telefônica Brasil, S.A.	Vice Chairman	No
	Telefónica Capital, S.A.	Sole Director	No
	Telefónica Internacional, S.A.U.	Chairman
	Telefónica Móviles México, S.A. de C.V.	Vice Chairman	No
Mr. Santiago Fernández Valbuena	SP Telecomunicaçoes Ltda.	Chairman	No
	Telefónica Chile, S.A.	Acting Director	No

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C.1.12	List any company board members who sit on the boards of directors of other non-group companies that are listed on official securities markets in Spain, insofar as these have been disclosed to the company:

Name or corporate name of director	Name of listed company	Position
	China Unicom (Hong Kong) Limited	Director
Mr. César Alierta Izuel	International Consolidated Airlines Group, S.A. (“IAG”)	Director
	Banco Portugués de Investimento, S.A. (BPI)	Director
	The Bank of East Asia	Director
	Gas Natural SDG, S.A.	Director
Mr. Isidro Fainé Casas	Repsol, S.A.	First Vice Chairman
	Caixabank, S.A.	Chairman
	Suez Environnement Company	Director
	Abertis Infraestructuras, S.A.	Director
	Inversiones Mobiliarias Urquiola, S.A. SICAV	Chairman
Mr. Carlos Colomer Casellas	Ahorro Bursatil, S.A. SICAV	Chairman
Ms. Eva Castillo Sanz	Bankia, S.A.	Director
Mr. Pablo Isla Alvarez de Tejera	Inditex, S.A.	Chairman-CEO
	Brasil Foods, S.A. (BRF)	Director
Mr. Luiz Fernando Furlán	AGCO Corporation	Director
Mr. Ignacio Moreno Martínez	Secuoya, Grupo de Comunicación, S.A.	Director
Mr. Santiago Fernández Valbuena	Ferrovial, S.A.	Director
Mr. Antonio Massanell Lavilla	Caixabank, S.A.	Vice Chairman
	Erste Group Banck	Director
Mr. Wang Xiaochu	China United Network Communications Limited	Chairman
	China Unicom (Hong Kong) Limited	Chairman and CEO
Mr. José Fernando de Almansa Moreno-Barreda	Laboratorios Farmacéuticos Rovi, S.A.	Director

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C.1.13	Indicate and, where appropriate, explain whether the Board Regulations establish rules about the maximum number of company boards on which its directors may sit.

Yes

Explanation of rules

As set forth in Article 28.2 of the Regulations of the Board of Directors, the Directors will devote the time and efforts required to perform their duties and, to such end, shall report to the Nominating, Compensation and Corporate Governance Committee on their other professional obligations if they might interfere with the performance of their duties as Directors.

In this regard, persons who belong to over five Board of Directors of other corporations other than Telefónica, S.A. and its Group companies cannot be appointed as Directors.

For these purposes, a) all the Boards of companies which form part of the same Group will be counted as a single Board; and b) Boards of asset-holding companies or companies which are vehicles or complements for the Director’s own professional activity, of his/her spouse or person with an analogous affective relationship, or his/her closest relatives, will not be counted.

On an exceptional basis, for justified reasons, the Board will be able to exempt the Director from this prohibition.

C.1.14	Section eliminated.

C.1.15	List the total remuneration paid to the Board of Directors in the year.

Board remuneration (thousands of euros)	23,611
Amount of total remuneration by current directors in accumulated pension rights (thousands of euros)	1,435

Amount of total remuneration by former directors in accumulated pension rights (thousands of euros)	269

C.1.16.	List any members of senior management who are not executive directors and indicate total remuneration paid to them during the year:

Name or corporate name	Position(s)
Mr. Ignacio Cuesta Martín-Gil	Director, Internal Audit
Mr. Ramiro Sánchez de Lerín García-Ovies	General Secretary and of the Board of Directors
Ángel Vilá Boix	General Manager of Strategy and Finance
Mr. Guillermo Ansaldo Lutz	General Manager of Global Resources
Mr. Eduardo Navarro de Carvalho	Chief Commercial Digital Officer (CCDO)

Total remuneration received by senior management (in thousands of euros)	9,345

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C.1.17	List, if applicable, the identity of those directors who are likewise members of the boards of directors of companies that own significant holdings and/or group companies.

Name or corporate name of director	Name or corporate name of significant shareholder	Position
Chairman of Criteria Caixa, S.A.U.
Chairman of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”
Mr. Isidro Fainé Casas	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Chairman of Caixabank, S.A.
Vice-Chairman of Caixabank, S.A.
Non-Executive Chairman of Cecabank, S.A.
Member of Supervisory Board of Erste Group Bank
Director of Sociedad de Gestión de Activos procedentes de la Restructuración Bancaria (SAREB)
Mr. Antonio Massanell Lavilla	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Director of Mediterranea Beach & Golf Community, S.A.
Acting Director of Grupo Financiero BBVA Bancomer, S.A. de C.V.
Mr. José Fernando de Almansa Moreno Barreda	Banco Bilbao Vizcaya Argentaria, S.A.	Acting Director of BBVA Bancomer, S.A.

List, if appropriate, any relevant relationships, other than those included under the previous heading, that link members of the Board of Directors with significant shareholders and/or their group companies.

Name or company name of director with relationship	Name or company name of significant shareholder with relationship	Description of relationship
Mr. César Alierta Izuel	Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”	Patron of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”
Mr. José María Abril Pérez	Banco Bilbao Vizcaya Argentaria, S.A.	Early retirement. Formerly General manager of Wholesale and Investment Banking
Mr. Ignacio Moreno Martínez	Banco Bilbao Vizcaya Argentaria, S.A.	Formerly General Manager of Chairman’s Office

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C.1.18	Indicate whether any changes have been made to the board regulations during the year.

Yes

Outline of changes

See heading H “Other information of interest”, Note 11 to Section C.1.18

C.1.19.	Indicate the procedures for appointing, re-electing, appraising and removing directors. List the competent bodies and the processes and criteria to be followed for each procedure.

See heading H “Other information of interest”, Note 12 to Section C.1.19

C.1.20	Explain, if applicable, to what extent this annual evaluation of the Board has prompted significant changes in its internal organization and the procedures applicable to its activities:

Outline of changes

In a meeting on February 18, 2015 the Nominating, Compensation and Corporate Governance Committee revised and analysed the results of the Directors of Telefónica, S.A.‘s evaluation in 2014 of the Board of Directors and its Committees and of the Company’s General Meeting, concluding that, on the whole, they were highly satisfied with the organisation and activities of these governing bodies.

Furthermore, and as a result of this Evaluation, certain improvement points were identified. In view of this and after an exhaustive examination and analysis of the results obtained, the Board followed the Nominating, Compensation and Corporate Governance Committee’s proposal and approved the suggested improvements described hereon in order to optimize the operation of the Company’s governing bodies:

i)	Whenever possible, the documentation and the information about the matters to be addressed in the meetings of the Board of Directors should be submitted further in advance.

ii)	To continue mediating all the possible channels in order to ensure that the General Shareholders Meeting is conducted in the best possible way.

iii)	Identify and coordinate matters which have to be addressed by each one of the Board Committees, so as to prevent repetitions and overlaps.

C.1.20.bis	Describe the evaluation process and the evaluated areas performed by the Board of Directors, assisted, if applicable, by an external advisor, with regard to diversity in the Board’s composition and skills, in the functioning and composition of its Committees, the performance of the Chairman of the Board of Directors and the company CEO, and each Director’s performance and contribution.

Every year, all the Company Directors assess the working of the Board of Directors of Telefónica, S.A., that of the Board Committees, the Senior Management and of the General Shareholders Meeting.

Subsequently, the Nominating, Compensation and Corporate Governance Committee reviews and analyses the results of the Directors’ assessment, identifying any areas where there is room for improvement. Once it has scrutinised and analysed the results in depth, the Nominating, Compensation and Corporate Governance Committee makes a proposal to the Board of Directors to implement the suggestions and recommendations deemed pertinent.

In the Board of Directors meeting held on 16 December, all the Directors were handed a questionnaire in order to carry out the assessment for 2015.

The questionnaire includes a broad range of questions divided into the following five sections:

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•	Composition (quantitative and qualitative), working and powers of the Board, expressly including adequate performance and the Directors’ contribution to the Board of Directors.

•	Composition and working of the Committees, expressly including the performance and contribution of the Chairpersons of the Board of Directors’ Committees.

•	Performance of Senior Management, expressly including the adequacy of the performance of the Executive Chairman and the Chief Operating Officer (C.O.O.).

•	Directors’ Rights and Duties.

•	General Shareholders Meeting.

As referred to above, once the questionnaires - filled in with the Directors’ opinion and suggestions - were received, action plans regarding the areas where improvement was considered to be needed were set in motion.

The Board of Directors unanimously approved the proposed improvements made by the Nominating, Compensation and Corporate Governance, aimed at optimising the working of the Company’s Governance Bodies.

In accordance with the Director Selection Policy, every three years an external consultancy firm will assist the Board of Directors in performing the assessment. The independence of the consultancy firm will be verified by the Nominating, Compensation and Corporate Governance Committee.

C.1.20.	ter Details, if applicable, of the business relations which the consulting firm or any Group company has with the company or any company in its group.
—

C.1.21	Indicate the cases in which directors must resign.

In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalise such resignation in the following cases:

a)	When they cease to hold the executive positions to which their appointment as Directors is linked, or when the reasons for which they were appointed no longer exist.

b)	When they are affected by any of the cases of incompatibility or prohibition established by Law.

c)	When they are severely reprimanded by the Nominating, Compensation and Corporate Governance Committee for having failed to fulfil any of their obligations as Directors.

d)	When their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardise its interests.

The conditions listed above under Recommendation C.1.19 “Removal” above must also be taken into consideration.

C.1.22	Section eliminated.

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C.1.23.	Are qualified majorities, other than legal majorities, required for any type of decisions?

No

If applicable, describe the differences.

Description of differences

—

C.1.24	Indicate whether there are any specific requirements, apart from those relating to the directors, to be appointed Chairman of the Board of Directors.

Yes

Description of requirements

In order for a Director to be appointed Chairman, said Director must have served on the Board for at least three years prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favourable vote of at least 85 percent of the members of the Board of Directors.

C.1.25.	Indicate whether the Chairman has the casting vote.

No

C.1.26.	Indicate whether the Bylaws or the regulations of the Board of Directors set any age limit for directors.

No

C.1.27.	Indicate whether the Bylaws or the regulations of the Board of Directors set a limited term of office for independent directors.

No

C.1.28	Indicate whether the Bylaws or board regulations stipulate specific rules on appointing a proxy to the board, the procedures thereof and, in particular, the maximum number of proxy appointments a director may hold. Also provide details if any restriction in the categories in which a proxy may be delegated has been established, beyond the restrictions imposed by applicable legislation. If so, give brief details.

In accordance with Article 19 of the Regulations of the Board of Directors, Directors must attend meetings of the Board in person, and when unable to do so in exceptional cases, they shall endeavour to ensure that the proxy they grant to another member of the Board includes, as far as is practicable, appropriate instructions. Non-executive Directors may only delegate their proxy in another non-executive Director. Such proxies may be granted by letter or any other means that, in the Chairman’s opinion, ensures the certainty and validity of the proxy granted.

Article 34.4 of the Bylaws also establishes that all Directors who are absent may grant a proxy in writing to another Director who is in attendance, with the right to speak and to vote, at the meeting or session to which

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2015 Consolidated Financial Statements

the proxy refers. The Director granting the proxy shall endeavour, to the extent possible, to include voting instructions in the proxy document.

C.1.29	Indicate the number of Board meetings held during the year and how many times the board has met without the Chairman’s attendance. Attendance will also include proxies appointed with specific instructions.

Number of board meetings	15
Number of Board meetings held without the Chairman’s attendance	0

If the Chairman is a non-executive Director, indicate the number of meetings held, without attendance or proxy of any executive Director and under the Chairmanship of the Lead Independent Director.

Number of meetings	0

Indicate the number of meetings of the various board committees held during the year.

Executive Commission	18
Audit and Control Committee	13
Nominating, Compensation and Corporate Governance Committee	11
Regulation Committee	4
Service Quality and Customer Service Committee	4
Institutional Affairs Committee	11
Strategy Committee	11
Innovation Committee	11

C.1.30	Indicate the number of board meetings held during the year with all members in attendance. Attendance will also include proxies appointed with specific instructions.

Directors’ attendance	14
% of attendances of the total votes cast during the year	99.63%

C.1.31	Indicate whether the consolidated and individual financial statements submitted for authorization by the board are certified previously.

No

Identify, where applicable, the person(s) who certified the company’s individual and consolidated financial statements prior to their authorisation for issue by the board.

C.1.32	Explain the mechanisms, if any, established by the Board of Directors to prevent the individual and consolidated financial statements it prepares from being submitted to the General Shareholders Meeting with a qualified Audit Report.

Through the Audit and Control Committee, the Board of Directors plays an essential role in supervising the preparation of the Company’s financial information, controlling and coordinating the various players that participate in this process.

To achieve this objective, the Audit and Control Committee’s work addresses the following basic issues:

•	Supervise internal audit and, in particular:

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a)	Safeguard the independence and efficiency of the internal audit function;

b)	Propose the selection, appointment and removal of the person responsible for internal audit;

c)	Propose the budget for such service;

d)	Review the internal audit work plan and its annual activities report;

e)	Receive regular information on its activities; and

f)	Verify that the senior executive officers take into account the conclusions and recommendations of its reports.

•	Oversee the process of preparing and presenting mandatory financial reporting and submitting recommendations of proposals to the administrative body aimed at safeguarding its integrity. With respect thereto, it shall be responsible for supervising the process of preparation and the completeness of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

•	Monitoring the effectiveness of the Company’s internal control, internal audit and risk management systems, including fiscal risks, and discuss with the auditors significant weaknesses in the internal control system detected during the audit, without compromising their independence at any time. For that purposes, if deemed necessary, it can submit recommendations or proposals to the Board of Directors and an appropriate monitoring period. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following:

•	The types of risk (operational, technological, financial, legal and reputational) facing the Company;

•	The risk level that the Company deems acceptable; the measures to mitigate the impact of the identified risks, should they materialise; and

•	The control and information systems to be used to control and manage these risks.

•	Establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardise the Auditor’s independence, and, when applicable, the authorisation of permitted services, according to current legislation, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as in-depth and individualised information regarding additional services of any kind provided as well as the fees received to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.

•	Issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion on whether the independence of the Auditor is compromised. This report will focus on the assessment of the provision of each and every one of the additional services referred to in the section above, considered individually and as a whole, other than legal audit and in relation to the regime of independence or laws regulating auditing activities.

•	Analyse and report on economic conditions, the accounting impact, and, if applicable, the proposed exchange ratio in structural and corporative modification transactions which the Company intends to perform, before being submitted to the Board of Directors.

•	Preliminary reporting to the Board of Directors regarding all matters set out in prevailing legislation and in the Bylaws, and, in particular, concerning:

1.	The financial information that the Company must periodically disclose;

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2.	The creation or acquisition of shareholdings in special purpose entities or companies with registered addresses in countries or territories considered to be tax havens; and

3.	Related party transactions.

The Audit and Control Committee verifies both the periodical financial information and the Annual Financial Statements, ensuring that all financial information is drawn up according to the same professional principles and practices. To this effect, the Audit and Control Committee meets whenever appropriate, having held thirteen (13) meetings in the course of 2015.

Furthermore, the External Auditor participates regularly in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different aspects of the audit reports and other aspects of its work. Additionally and when requested by the Committee, other members of the Company’s management and its subsidiaries’ management have attended Committee meetings to explain specific matters that are directly within their scope of competence. In particular, managers from the financial department, as well as those in charge of internal audit, have attended these meetings. The members of the Committee have held separate meetings with each of these when it was deemed necessary to closely monitor the preparation of the Company’s financial information.

The above notwithstanding, Article 40 of the Regulations of the Board of Directors establishes that the Audit and Control Committee shall ensure that the Board of Directors prepares the final financial statements in a manner that will give no reason for the Auditor to issue a qualified or reserved opinion. However, whenever the Board considers that it should maintain its standards, the Chairman of the Audit and Control Committee shall publicly explain the contents and scope of the discrepancies.

Telefónica, S.A.    294

2015 Consolidated Financial Statements

C.1.33.	Is the Secretary of the Board also a Director?

No

If the Secretary is not a member of the Board, fill in the following table:

Name or corporate name of Secretary	Representative
Mr. Ramiro Sánchez de Lerín García-Ovies	—

C. 1.34	Section eliminated.

C.1.35	Indicate, where applicable, the specific mechanisms implemented by the company to preserve the independence of the auditor, financial analysts, investment banks and rating agencies.

With regards to the independence of the External Auditor of the Company, Article 40 of the Regulations of the Board of Directors establishes that the Board shall, through the Audit and Control Committee, establish a stable and professional relationship with the Company’s Auditor, strictly respecting the independence thereof.

The Audit and Control Committee has a fundamental responsibility, as specified in Article 22 of the Regulations of the Board, to establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardise the Auditor’s independence, and, when applicable, the authorisation of permitted services, according to current legislation, and such other communications as may be provided for in auditing legislation and in technical auditing regulations.

In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as in-depth and individualised information regarding additional services of any kind provided as well as the fees received to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.

The Committee must also issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion as to whether the independence of the Auditor is compromised. This report will focus on the assessment of the provision of each and every one of the additional services referred to in the section above, considered individually and as a whole, other than legal audit and in relation to the regime of independence or laws regulating auditing activities.

Article 22 of the Regulations of the Board of Directors stipulates that the Audit and Control Committee submits proposals for the selection, appointment, re-election and replacement of the external auditor to the Board of Directors, and that it shall be held responsible for the selection process in accordance with prevailing laws, and also the conditions for recruiting the external auditor, regularly gathering information about the audit plan and its execution from the auditor, as well as safeguarding its independence in exercising its functions.

Furthermore, the External Auditor has direct access to the Audit and Control Committee and participates regularly in its meetings, in the absence of the Company’s management team when this is deemed necessary. To this effect, and in keeping with US legislation on this matter, the External Auditor must inform the Audit and Control Committee at least once a year on the most significant generally accepted auditing policies and practices followed in the preparation of the Company’s financial and accounting information affecting key elements in the financial statements which may have been discussed with the management team, and of all relevant communications between the Auditor and the Company’s management team. As established in Article 40 of the Regulations of the Board of Directors, every year the Auditor will have a meeting with the Board of Directors in plenary session to inform it of the work conducted and about the pattern of the Company’s accounting and risks situation.

In accordance with internal company regulations and in line with the requirements imposed by US legislation, the engagement of any service from the Company’s External Auditors must always have the prior approval of

Telefónica, S.A.    295

2015 Consolidated Financial Statements

the Audit and Control Committee. Moreover, the engagement of non-audit services must be done in strict compliance with the Auditing Act (Ley de Auditoría de Cuentas) and the Sarbanes-Oxley Act published in the United States and subsequent regulations. For this purpose, and prior to the engagement of the Auditors, the Audit and Control Committee studies the content of the work to be performed, evaluating any situations that may compromise the External Auditor’s independence, and specifically supervises the percentage the fees paid for such services represent in the total revenue of the auditing firm. In this respect, the Company reports the fees paid to the External Auditor, including those paid for non-audit services, in its Notes to the Financial Statements, in accordance with prevailing legislation.

C.1.36	Indicate whether the company has changed its external audit firm during the year. If so, identify the incoming audit firm and the outgoing auditor.

No

Explain any disagreements with the outgoing auditor and the reasons for the same.

No

C.1.37	Indicate whether the audit firm performs other non-audit work for the company and/or its group. If so, state the amount of fees received for such work and the percentage they represent of the fees billed to the company and/or its group:

No

C.1.38	Indicate whether the audit report on the previous year’s financial statements is qualified or includes reservations. Indicate the reasons given by the Chairman of the Audit Committee to explain the content and scope of those reservations or qualifications.

No

C.1.39	Indicate the number of consecutive years during which the current audit firm has been auditing the financial statements of the company and/or its group. Likewise, indicate how many years the current firm has been auditing the accounts as a percentage of the total number of years over which the financial statements have been audited.

	Company	Group
Number of consecutive years	11	11

	Company	Group
Number of years audited by current audit firm/Number of years the company’s financial statements have been audited (%)	33.3	44.0

C.1.40.	Indicate and give details of any procedures through which directors may receive external advice.

Yes

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2015 Consolidated Financial Statements

Procedures

Article 27 of the Regulations of the Board of Directors stipulates that in order to receive assistance in the performance of their duties, the Directors or any of the Committees of the Board may request that legal, accounting, financial or other experts be retained at the Company’s expense. The engagement must necessarily be related to specific problems of a certain significance and complexity that arise in the performance of their duties.

The decision to retain such services must be communicated to the Chairman of the Board of Directors and shall be formalised through the Secretary to the Board, unless the Board of Directors does not consider such engagement to be necessary or appropriate.

C.1.41	Indicate whether there are procedures for directors to receive the information they need in sufficient time to prepare for meetings of the governing bodies.

Yes

Procedures

The Company, where possible, adopts the measures necessary to ensure that the Directors receive the necessary information, specially drawn up and geared to preparing the meetings of the Board and its Committees, sufficiently in advance. Under no circumstances shall such a requirement not be fulfilled, on the grounds of the importance or the confidential nature of the information, apart from in absolutely exceptional cases.

In this regard, at the beginning of each year the Board of Directors and its Committees set the calendar of ordinary meetings to be held during the year. The calendar may be amended by resolution of the Board itself, or by decision of the Chairman, in which case the Directors shall be made aware of the amendment as soon as practicable.

Also, at the beginning of the year the Board and its Committees shall prepare an Action Plan detailing the actions to be carried out and their timing for each year, as per their assigned powers and duties.

Likewise, all the meetings of the Board and the Board Committees have a pre-established agenda, which is communicated at least three days prior to the date scheduled for the meeting together with the call for the session. The Agenda for each meeting will clearly state points on which the Board of Directors, or the Executive Committee, have to adopt a decision or resolution.

For the same purpose, the Directors are sent the documentation related to the agenda of the meetings sufficiently in advance. Such information is subsequently supplemented with the written documentation and presentations handed out to the Directors at the meeting. In accordance with Article 19 of the Regulations of the Board of Directors, the Chairman of the Board of Directors organises the debates, promoting and encouraging all Directors to play an active role in the deliberations, safeguarding their right to freely adopt their own position on all matters. Moreover, with the assistance of the Secretary, he shall ensure that the Directors are sent sufficient information to discuss the points set out in the agenda sufficiently in advance of the meeting. He also ensures that sufficient time is given over to discussing strategic matters, and shall encourage debate during meetings, safeguarding the Directors’ right to adopt their positions freely on all points discussed.

To provide all the information and clarifications necessary in relation to certain points deliberated, the Group’s senior executive officers attend nearly all the Board and Committee meetings to explain the matters within their powers.

Furthermore, and as a general rule, the Regulations of the Board of Directors expressly establish that Directors are granted the broadest powers to obtain information about all aspects of the Company, to examine its books, records, documents and other data regarding corporate transactions. Exercising of this right to receive information shall be channelled through the Chairman or Secretary to the Board of Directors, who shall respond to the requests made by the Directors, providing them with the requested information

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2015 Consolidated Financial Statements

directly or offering them the proper contacts at the appropriate level of the organisation.

C.1.42	Indicate and, where appropriate, give details of whether the company has established rules obliging directors to inform the board of any circumstances that might harm the organization’s name or reputation, tendering their resignation as the case may be.

Yes

Details of rules

In accordance with Article 12 of the Regulations of the Board of Directors, Directors must tender their resignation to the Board of Directors and formalise such resignation when their remaining on the Board might affect the Company’s credit or reputation in the market or otherwise jeopardises its interests.

Likewise, Article 30.h) of the Regulations establishes that Directors must report to the Board any circumstances related to them that might damage the credit or reputation of the Company as soon as possible.

C.1.43	Indicate whether any member of the Board of Directors has notified the company that they have been indicted or tried for any of the offences stated in Article 213 of the Spanish Corporations Act:

No

Indicate whether the Board of Directors has examined this matter. If so, provide a justified explanation of the decision taken as to whether or not the director should continue to hold office or, if applicable, detail the actions taken or to be taken by the board.

C.1.44	List the significant agreements entered into by the company which come into force, are amended or terminate in the event of a change of control of the company due to a takeover bid, and their effects.

1. On April 29, 2013, Telefónica, S.A. and TLK Investment, CV (which belongs to Corporación Multi-Inversiones, or “CMI”, a Business Group domiciled in Guatemala) signed an agreement whereby Telefónica and CMI incorporated a joint business venture called Telefónica Centroamérica Inversiones, S.L.U. (“TCI”), in which Telefónica contributed its assets in Central America (except for its Costa Rica assets) and CMI made a monetary contribution of USD 500,000,000. As a result of these contributions, Telefónica owns a 60% interest in the share capital of TCI, while CMI’s stake is 40%. This arrangement was completed on August 2, 2013.

Telefónica and CMI also entered into a Shareholders’ Pact in TCI, which includes a change of control clause stipulating that if there was a change of control of CMI or Telefónica, the other party would be fully entitled to: (i) exercise the right to acquire (call option) the entire stake held in TCI by the shareholder over which control has changed at the date control changed; or (ii) exercise the right to sell (put option) the entire stake the former held in TCI to the latter. In both cases, the purchase price of the stake shall be TCI’s market value calculated by an independent expert.

For the purposes of the Shareholders’ Pact, a change of control shall be: (i) in the case of CMI, when the last natural person or corporate body controlling CMI ceases to do so; and (ii) for Telefónica, when a natural person or corporate body not controlling Telefónica assumes control. In both instances, “control” shall be as specified in the International Financial Reporting Standards (IFRS).

2. - On February 19, 2015, Telefónica, S.A., as the borrower, and a group of credit entities, as the lenders, where Citibank International Limited acted as the agent bank, signed a syndicated loan contract for a total of

Telefónica, S.A.    298

2015 Consolidated Financial Statements

2.5 billion euros. On the same date, Telefónica, S.A. signed an amendment of another syndicated loan of 3.0 billion euros, formalised on February 18, 2014 where The Royal Bank of Scotland, PLC was the agent bank.

On November 17, 2015, Telefónica, S.A. and a group of credit entities, in which Banco Bilbao Vizcaya Argentaria, S.A. was the agent bank, signed a syndicated loan contract for a total of 3.0 billion euros.

According to the terms and conditions of the three financing contracts, in the event of a change of control occurring in Telefónica, S.A., then, under certain circumstances, the lending entities may request the early cancellation of these financing contracts.

The financing contracts consider the usual criteria in these types of agreement to determine if there has effectively been a change of control, such as obtaining control of the majority of voting rights, on the appointment of most of the members of the administrative body, or of the Company’s financial and operational policies.

C.1.45	Identify, in aggregate form and provide detailed information on agreements between the company and its officers, executives and employees that provide indemnities for the event of resignation, unfair dismissal or termination as a result of a takeover bid or other

Number of beneficiaries	48
Type of beneficiary
Executive Directors, Senior Managers and other Employees

Description of the resolution

With regard to the termination of Executive Directors’ contracts, since 2006 the Company’s policy thereon has, in line with common market practices, included a clause giving them the right to receive compensation equivalent to two years’ remuneration based on the last fixed remuneration and the arithmetical mean of the sum of the last two annual variable payments received in the event that their employment relationship is ended for reasons attributable to the Company or is due to objective reasons such as a change of control in the Company. However, if the employment relationship is terminated for a breach attributable to the Executive Director or Executive, he/she will not be entitled to any compensation whatsoever.

The aforementioned compensation criteria are therefore included in contracts entered into since 2006.

In the case of pre-2006 contracts, the severance benefit to be received by an Executive Director according to their contract is not calculated as per these criteria, but rather is based on other circumstances of a personal or professional nature or on the time when the contract was signed. In these instances, the agreed economic compensation for the termination of the employment relationship, where applicable, consists of four years’ of remuneration at the most based on length of service at the Company. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.

The Executive Director no longer has indemnity or a “golden parachute” clause.

In general, the contracts of members of Senior Management (excluding Executive Directors) include a clause giving them the right to receive the economic compensation indicated below in the event that their employment relationship is ended for reasons attributable to the Company or, in some instances, is due to objective reasons such as a change of control in the Company. However, if the employment relationship is terminated because of a breach attributable to the Executive, he/she will not be entitled to any compensation whatsoever. That notwithstanding, in certain cases the severance benefit to be received by the member of Senior Management according to their contract is not calculated as per these general criteria, but rather is based on other circumstances of a personal or professional nature or on the time when the contract was

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2015 Consolidated Financial Statements

signed. The agreed economic compensation for the termination of the employment relationship, where applicable, consists of a maximum of three times annual remuneration plus another year based on length of service at the Company. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.

Meanwhile, contracts that tie employees to the Company under a common employment relationship do not include indemnity clauses for the termination of their employment. In these cases, the employee is entitled to any indemnity set forth in prevailing labour legislation. However, contracts of some company employees, depending on their level and seniority, as well as their personal or professional circumstances or when they signed their contracts, establish their right to receive compensation in the same cases as in the preceding paragraph, generally consisting of a year and a half of salary. The annual salary on which the indemnity is based is the last fixed salary and the average amount of the last two variable payments received by contract.

Indicate whether these agreements must be reported to and/or authorized by the governing bodies of the company or its group:

	Board of Directors	General Shareholders Meeting
Body authorizing clauses	Yes	No

Is the General Shareholders’ Meeting informed of such clauses?	Yes

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2015 Consolidated Financial Statements

C.2.	Board committees

C.2.1	Give details of all the Committees of the Board of Directors, their members and the proportion of executive, proprietary, independent and other external directors:

EXECUTIVE COMMISSION

Name	Position	Professional category
Mr. César Alierta Izuel	Chairman	Executive
Mr. Isidro Fainé Casas	Vice Chairman	Proprietary
Mr. José María Abril Pérez	Vice Chairman	Proprietary
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José María Álvarez-Pallete López	Member	Executive
Mr. Peter Erskine	Member	Independent

% of executive directors	22.22%
% of proprietary directors	22.22%
% of independent directors	55.56%
% of Other External Directors	0.00%

Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.

The Board of Directors, always subject to the legal provisions in force, delegates all its powers to an Executive Commission, except those that cannot be delegated by Law, by the Corporate Bylaws, or by the Regulations of the Board of Directors.

The Executive Commission provides the Board of Directors with a greater efficiency and effectiveness in the execution of its tasks, since it meets more often.

Pursuant to the provisions of Article 38 of the Corporate Bylaws of Telefónica, S.A., Article 21 of the Regulations of the Board of Directors regulates the Executive Commission in the following terms:

a) Composition

The Executive Commission shall consist of the Chairman of the Board of Directors, once appointed as a member of the Executive Commission, and not less than three or more than ten Directors appointed by the Board of Directors.

The Board of Directors shall seek to have External Directors constitute a majority over the Executive Directors.

In all cases, the affirmative vote of at least two-thirds of the members of the Board of Directors shall be required in order for the appointment or re-appointment of the members of the Executive Commission to be valid.

b) Operation

The Executive Commission shall meet whenever called by the Chairman, and shall normally meet every fifteen days.

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2015 Consolidated Financial Statements

The Chairman and Secretary to the Board of Directors shall act as the Chairman and Secretary to the Executive Commission. One or more Vice Chairmen and a Deputy Secretary may also be appointed.

A valid quorum of the Executive Commission shall exist with the presence, in person or by proxy, of more than one-half of its members.

Resolutions shall be adopted by a majority of the Directors attending the meeting (in person or by proxy), and in the case of a tie, the Chairman shall cast the deciding vote.

c) Relationship with the Board of Directors.

The Executive Commission shall report to the Board in a timely manner on the matters dealt with and the decisions adopted at the meetings thereof, with a copy of the minutes of such meetings made available to the members of the Board (Article 21.C of the Regulations of the Board of Directors).

Most significant actions during the year.

During the 2015 year, the Executive Commission of the Board of Directors of Telefónica, S.A. has analysed, reviewed, deliberated upon and adopted resolutions on a range of matters concerning, inter alia:

•	The business activity performed by the Telefónica Group: i) products and services (e-cloud, Business Intelligence and Big Data, voice and data, video services, etc.), ii) business performance in the countries in which the Telefónica Group operates, and iii) operational trends.

•	Status of regulations in the telecommunications sector (such as regulatory amendments and spectrum auctions).

•	Corporate and financing transactions of the Telefónica Group.

Indicate whether the composition of the Executive Commission reflects the participation within the board of the different types of directors:

Yes

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2015 Consolidated Financial Statements

AUDIT AND CONTROL COMMITTEE

Name	Position	Professional category
Mr. Carlos Colomer Casellas	Chairman	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Ignacio Moreno Martínez	Member	Proprietary

% of proprietary directors	40.00%
% of independent directors	60.00%
% of Other External Directors	0.00%

Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.

See heading H “Other information of interest”, Note 15 to Section C.2.1.

Indicate the Director who sits on the Audit Committee who has been appointed, taking into account his/her knowledge and experience in accounting, auditing or in both, and state how many years the Chairman of this Committee has held this position.

Name or Director with experience
Mr. Antonio Massanell Lavilla
No. years Chairman has held this position
3

NOMINATING, COMPENSATION AND CORPORATE GOVERNANCE COMMITTEE

Name	Position	Professional category
Mr. Alfonso Ferrari Herrero	Chairman	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Pablo Isla Álvarez de Tejera	Member	Independent
Mr. Peter Erskine	Member	Independent

% of proprietary directors	0.00%
% of independent directors	100.00%
% of Other External Directors	0.00%

Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.

See heading H “Other information of interest”, Note 16 to Section C.2.1.

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2015 Consolidated Financial Statements

REGULATION COMMITTEE

Name	Position	Type
Mr. Gonzalo Hinojosa Fernández de Angulo	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Francisco Javier de Paz Mancho	Member	Independent
Mr. José Fernando de Almansa Moreno-Barreda	Member	Other External
Ms. Eva Castillo Sanz	Member	Other External
Mr. Ignacio Moreno Martínez	Member	Proprietary

% of proprietary directors	16.67%
% of independent directors	50.00%
% of Other External Directors	33.33%

Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.

Pursuant to the provisions of Article 24 of the Regulation of the Board of Directors of the Company, the Regulation Committee is regulated in the following terms:

a) Composition.

The Regulation Committee shall consist of such a number of members, all of them Directors, as the Board of Directors determines at any given time, who shall in no case be less than three and the majority of whom must be external Directors.

The Chairman of the Regulation Committee shall be appointed from among its members.

b) Duties.

Notwithstanding other duties entrusted to it by the Board of Directors, the Regulation Committee shall have at least the following functions:

1)	To monitor on a permanent basis the principal regulatory matters and issues affecting the Telefónica Group at any time, through the study, review and discussion thereof.

2)	To act as a communication and information channel for regulatory matters between the management team and the Board of Directors and, where appropriate, to advise the latter of those matters deemed important or significant to the Company or to any of the companies of its Group in respect of which it is necessary or appropriate to make a decision or adopt a particular strategy.

Most significant actions during the year.

The regulatory matters of most significance for the Telefónica Group were analysed and discussed by the Regulation Committee during its four meetings held in 2015, and were set out in the Regulatory Agenda - at global and European Union level, by regions (Europe and Latin America) and by countries. The most significant developments, as set out in the Regulatory Agenda, are updated in each meeting, and also in the specific documents or reports submitted to the Committee, when deemed advisable.

As with the other Board Committees, the relations between the Committee and the Board of Directors are based on a full transparency principle. In each one of the monthly meetings, and at the beginning of the Board of Directors, the Chairman of the Committee informs the Board of the most important matters addressed, and the activities and tasks performed by the Committee in question; it also provides the Board with the necessary documentation, so that it can take such actions into account when performing its duties.

Telefónica, S.A.    304

2015 Consolidated Financial Statements

SERVICE QUALITY AND CUSTOMER SERVICE COMMITTEE

Name	Position	Professional category
Mr. Antonio Massanell Lavilla	Chairman	Proprietary
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Carlos Colomer Casellas	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Ms. Eva Castillo Sanz	Member	Other External
Mr. Ignacio Moreno Martínez	Member	Proprietary
Mr. Francisco Javier de Paz Mancho	Member	Independent

% of proprietary directors	28.57%
% of independent directors	57.14%
% of other external directors	14.29%

Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.

Pursuant to the provisions of Article 25 of the Regulation of the Board of Directors of the Company, the Service Quality and Customer Service Committee is regulated in the following terms:

a) Composition.

The Service Quality and Customer Service Committee shall consist of such a number of members, all of them Directors, as the Board of Directors determines at any given time, who shall in no case be less than three and the majority of whom must be External Directors.

The Chairman of the Service Quality and Customer Service Committee shall be appointed from among its members.

b) Duties.

Without prejudice to any other duties that the Board of Directors may assign thereto, the Service Quality and Customer Service Committee shall have at least the following duties:

1)	To periodically examine, review and monitor the quality indices of the principal services provided by the companies of the Telefónica Group.

2)	To evaluate levels of customer service provided by the companies of the Group to their customers.

c) Most significant actions during the year.

In the four meetings held by the Quality Committee in 2015, it analysed the quality metrics of the main services provided by Telefónica Group companies, while the levels of commercial attention these companies provide to their customers was assessed.

As with the other Board Committees, the relations between the Committee and the Board of Directors are based on a full transparency principle. In each one of the monthly meetings, and at the beginning of the Boards of Directors, the chairman of the Committee informs the Board of the most important matters addressed, and the activities and task performed by the Committee in question, it also provides the Board with the necessary documentation, so that it can take such actions into account when performing its duties.

INSTITUTIONAL AFFAIRS COMMITTEE

Name	Position	Professional category
Mr. Julio Linares López	Chairman	Other External
Mr. José Fernando de Almansa Moreno-Barreda	Member	Other External
Mr. Alfonso Ferrari Herrero	Member	Independent

Telefónica, S.A.    305

2015 Consolidated Financial Statements

Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. Francisco Javier de Paz Mancho	Member	Independent

% of proprietary directors	16.67%
% of independent directors	50.00%
% of other external directors	33.33%

Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.

Subject to article 20.b) of the Board of Directors’ Regulation, the Board has created the Institutional Affairs Committee.

a) Composition.

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Institutional Affairs Committee shall be appointed from among its members.

b) Duties.

Without prejudice to any other duties that the Board of Directors may assign thereto, the Institutional Affairs Committee’s main duty shall be to examine and analyse matters and issues relating to the Telefónica Group’s institutional relations.

Most significant actions during the year.

The Institutional Affairs Committee held 11 meetings in the 2015 year, in which it performed continuous monitoring of, on the one hand, the Sponsorship and Patronage Policy, and the Sponsorships presented by the Institutional Relations and Sponsorships area of Telefónica, S.A., and, on the other hand, the Corporate Social Responsibility of the Telefónica Group and of the most significant issues in this field.

As with the other Board Committees, the relations between the Committee and the Board of Directors are based on a full transparency principle. In each one of the monthly meetings, and at the beginning of the Board of Directors, the Chairman of the Committee informs the Board of the most important matters addressed, and the activities and tasks performed by the Committee in question; it also provides the Board with the necessary documentation, so that it can take such actions into account when performing its duties.

Telefónica, S.A.    306

2015 Consolidated Financial Statements

STRATEGY COMMITTEE

Name	Position	Professional category
Mr. Peter Erskine	Chairman	Independent
Mr. Alfonso Ferrari Herrero	Member	Independent
Mr. Gonzalo Hinojosa Fernández de Angulo	Member	Independent
Mr. José Fernando de Almansa Moreno-Barreda	Member	Other External
Ms. Eva Castillo Sanz	Member	Other External
Mr. Julio Linares López	Member	Other External

% proprietary directors	0.00%
% independent directors	50.00%
% of other external directors	50.00%

Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.

Subject to article 20.b) of the Board of Directors’ Regulation, the Board has created the Strategy Committee.

a) Composition.

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Strategy Committee shall be appointed from among its members.

b) Duties.

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Strategy Committee shall be to support the Board of Directors in analysing and monitoring the Telefónica Group’s global strategy policy.

Most significant actions during the year.

The Strategy Committee held 11 meetings in the 2015 year, in which it analysed a number of different issues, which mainly concerned the telecommunications sector, in keeping with the strategic policy of the Telefónica Group and its business, and questions relating to these matters.

As with the other Board Committees, the relations between the Committee and the Board of Directors are based on a full transparency principle. In each one of the monthly meetings, and at the beginning of the Board of Directors, the Chairman of the Committee informs the Board of the most important matters addressed, and the activities and tasks performed by the Committee in question; it also provides the Board with the necessary documentation, so that it can take such actions into account when performing its duties.

Telefónica, S.A.    307

2015 Consolidated Financial Statements

INNOVATION COMMITTEE

Name	Position	Professional category
Mr. Carlos Colomer Casellas	Chairman	Independent
Mr. Antonio Massanell Lavilla	Member	Proprietary
Mr. José María Abril Pérez	Member	Proprietary
Mr. Peter Erskine	Member	Independent
Mr. Julio Linares López	Member	Other External

% proprietary directors	40.00%
% independent directors	40.00%
% of other external directors	20.00%

Explain the functions attributed to this committee, outline the procedures and rules for its organisation and working and summarise the most significant actions taken over the course of the year.

Subject to article 20.b) of the Board of Directors’ Regulation, the Board has created the Innovation Committee.

a) Composition.

The Board of Directors shall determine the number of members of this Committee.

The Chairman of the Innovation Committee shall be appointed from among its members.

b) Duties.

The Innovation Committee is primarily responsible for advising and assisting in all matters regarding innovation. Its main object is to perform an examination, analysis and periodic monitoring of the Company’s innovation projects, to provide guidance and to help ensure its implementation and development across the Group.

Most significant actions during the year.

In the 11 meetings held by the Innovation Committee in the 2015 year, it performed a regular monitoring of the Company’s innovation projects, providing guidance and offering its support to help ensure its implementation and development across the Group.

As with the other Board Committees, the relations between the Committee and the Board of Directors are based on a full transparency principle. In each one of the monthly meetings, and at the beginning of the Board of Directors, the Chairman of the Committee informs the Board of the most important matters addressed, and the activities and tasks performed by the Committee in question; it also provides the Board with the necessary documentation, so that it can take such actions into account when performing its duties.

Action Plan and Report

As for the Board itself, at the beginning of each year and in accordance with Article 20 b) 3. of the Regulations of the Board of Directors, all Committees shall prepare an Action Plan detailing the actions to be taken and their timing for each year in each of their fields of action.

All Committees shall also draw up an internal Activities Report summarizing the main activities and actions taken during the previous year, detailing the issues discussed at its meetings and highlighting certain aspects regarding its powers and duties, composition and operation.

As per Article 20 b) 3. of the Regulations of the Board of Directors, in order that it may properly exercise its duties, the Board of Directors is kept fully informed of the issues addressed by the Committees.

Telefónica, S.A.    308

2015 Consolidated Financial Statements

C.2.2	Complete the following table on the number of female directors on the various board committees over the past four years:

	Number of female directors
	2015 Number %	2014 Number %	2013 Number %	2012 Number %
Executive Commission	0	0	0	0
Audit and Control Committee	0	0	0	0
Nominating, Compensation and Corporate Governance Committee	0	0	0	0
Regulation Committee	1 (16.67%)	1 (16.67%)	1 (14.29%)	1 (20.00%)
Service Quality and Customer Service Committee	1 (14.29%)	1 (14.29%)	1 (14.29%)	1 (16.67%)
Institutional Affairs Committee	0	0	0	0
Strategy Committee	1 (16.67%)	1 (16.67%)	1 (16.67%)	1 (20.00%)
Innovation Committee	0	0	0	0

C.2.3	Section eliminated.

C.2.4	Section eliminated.

C.2.5.	Indicate, as appropriate, whether there are any regulations governing the board committees. If so, indicate where they can be consulted, and whether any amendments have been made during the year. Also indicate whether an annual report on the activities of each committee has been prepared voluntarily.

The organization and operation of the Board of Directors Committees are governed by the Regulations of the Board of Directors. In particular, the Executive Commission is regulated in Article 38 of the Bylaws, the Audit and Control Committee in Article 39 of the Bylaws, and the Nominating, Compensation and Corporate Governance Committee in Article 40 of the said Bylaws: These documents are available for consultation on the Company’s website.

As mentioned in Section C.2.1 above, the Board Committees draw up an internal Activities Report summarising the main activities and actions taken during the year detailing the issues discussed at their meetings and highlighting certain aspects regarding their powers and duties, composition and operation.

C.2.6	Section eliminated.

Telefónica, S.A.    309

2015 Consolidated Financial Statements

D.	Related-party and intragroup transactions

D.1.	Explain, if applicable, the procedures for approving related-party or intragroup transactions.

Procedure for reporting on approval of related-party transactions.

Article 5 of the Regulations of the Board of Directors includes a number of powers of the Board which cannot be delegated, including the following:

The approval, based on a favourable report by the Audit and Control Committee, of the transactions which the company carries out with directors, significant shareholders or representatives on the board, or related parties.

Also, as set forth in Article 30.f) of the Regulations of the Board of Directors, Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, on the recommendation of the Audit and Control Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors (present in person or by proxy).

Also, Article 38 of the Regulations of the Board of Directors specifically regulates transactions performed with significant shareholders, and establishes that the Board of Directors, based on a favourable report by the Audit and Control Committee, will approve the transactions which the Company or its Group perform with directors, individual or together with others, of a significant shareholding, including shareholders represented in the Board of Directors of the Company or other Group companies or with persons related to them, unless this power is attributable by law to the General Shareholders Meeting.

Directors affected or which represent or which are related to affected shareholders will have to refrain from taking part in the deliberation and voting on the resolution in question.

This approval does not include transactions which, according to prevailing laws, do not require such approval or exemption, i.e. according to Article 529 ter of the Spanish Corporations Act, the transactions which simultaneously fulfil the three following requirements:

1. they are performed by virtue of contracts whose conditions are standardised and are applied on an across-the-board basis to a large number of clients,

2. they are performed at prices or tariffs generally set by the person supplying the goods or services, and

3. their amount is not more than one per cent of the company’s annual revenues.

The transactions referred to above shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic public information of the Company upon the terms provided by law.

For the transaction to be approved, it will be necessary to ensure that the transaction does not compromise the capital, or, if applicable, that it is performed on an arm’s-length basis and that the process is transparent.

Only where there are imperative grounds of urgency, duly justified, decisions mentioned above could be adopted by delegated bodies or persons, and subsequently ratified by the Board of Directors. (Article 5.5 of the Regulations of the Board of Directors).

D.2.	List any relevant transactions, by virtue of their amount or importance, between the company or its group of companies and the company’s significant shareholders.

Telefónica, S.A.    310

2015 Consolidated Financial Statements

Name or corporate name of significant shareholder	Name or corporate name of the company or its group company	Nature of the relationship	Type of transaction	Amount (Thousands of euros)
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Interest paid	7,410
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Receipt of services	3,627
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Interest charged	1,017
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Others	18,498,985
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: loans	420,517
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Guarantees	67,959
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Finance arrangements: other	54,013
Banco Bilbao Vizcaya Argentaria, S.A.	Telefónica, S.A.	Contractual	Dividends and other distributed earnings	211,892
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Interest paid	17,060
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Operating lease contracts	648
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Receipt of services	946
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Purchase of goods (finished or in progress)	656
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Interest charged	14,084
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Management contracts	842
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Services rendered	34,692
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	5,752
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Others	1,513,978
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Finance arrangements: loans	113,868
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Guarantees	249,525
Banco Bilbao Vizcaya Argentaria, S.A.	Rest of Telefónica Group	Contractual	Purchase options commitments	617
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Telefónica, S.A.	Contractual	Interest paid	604
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Telefónica, S.A.	Contractual	Receipt of services	3,375
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Telefónica, S.A.	Contractual	Interest charged	963
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Telefónica, S.A.	Contractual	Finance arrangements: loans	412,211
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Telefónica, S.A.	Contractual	Guarantees	8,243
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Telefónica, S.A.	Contractual	Finance arrangements: other	49,470
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Telefónica, S.A.	Contractual	Dividends and other distributed earnings	112,630
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Telefónica, S.A.	Contractual	Others	1,240,623
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Receipt of services	10,092
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Purchase of goods (finished or in progress)	53,449
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Services rendered	52,127
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Sale of goods (finished or in progress)	63,618
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Finance arrangements: loans	10,000
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Operating lease contracts	6,282
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Guarantees	30,341
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Purchase options commitments	79,063
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Other	168,000
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Operating lease contracts	25
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Interest paid	188
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Operating lease contracts	244
Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona	Rest of Telefónica Group	Contractual	Interest charged	5

Telefónica, S.A.    311

2015 Consolidated Financial Statements

D.3.	List any relevant transactions, by virtue of their amount or importance, between the company or its group of companies and the company’s managers or directors.

D.4.	List any relevant transactions undertaken by the company with other companies in its group that are not eliminated in the process of drawing up the consolidated financial statements and whose subject matter and terms set them apart from the company’s ordinary trading activities.

In any case, list any intragroup transactions carried out with entities in countries or territories considered to be tax havens.

D.5.	Indicate the amount from other related-party transactions.

38,174 thousands euros

D.6.	List the mechanisms established to detect, determine and resolve any possible conflicts of interest between the company and/or its group, and its directors, management or significant shareholders.

Company policy establishes the following principles governing possible conflicts of interest that may affect Directors, senior executives or significant shareholders:

•	With respect to Directors, Article 30 of the Regulations of the Board of Directors establishes that Directors shall inform the Board of Directors of any situation of direct or indirect conflict they may have with the interest of the company. In the event of conflict, the Director affected shall refrain from participating in the deliberation to which the conflict refers.

Moreover, and in accordance with the provisions set out in the Regulations of the Board, Directors shall refrain from participating in votes that affect matters in which they or persons related to them have a direct or indirect interest.

Likewise, the aforementioned Regulations establish that Directors shall not directly or indirectly enter into professional or commercial transactions with the Company or with any of the companies of the Group, if such transactions are unrelated to the ordinary course of business of the Company or not performed on an arm’s length basis, unless the Board of Directors is informed thereof in advance and, on the recommendation of the Nominating, Compensation and Corporate Governance Committee, it approves the transaction upon the affirmative vote of at least 90% of the Directors (present in person or by proxy).

Directors must also report with respect to themselves as well as the persons related thereto (a) the direct or indirect interests held by them and (b) the offices held or duties performed at any company that is in a situation of actual competition with the Company.

For purposes of the provisions of this paragraph, the following shall not be deemed to be in a situation of actual competition with the Company, even if they have the same or a similar or complementary corporate purpose: (i) companies controlled thereby (within the meaning of Article 42 of the Commercial Code); and (ii) companies with which Telefónica, S.A. has established a strategic alliance. Likewise, for purposes of the provisions hereof, proprietary directors of competitor companies appointed at the request of the Company or in consideration of the Company’s interest in the capital thereof shall not be deemed to be in a situation of prohibition of competition.

Transactions arising from the duty of loyalty and its exemption regime shall also be subject to prevailing laws.

•

Also, Article 38 of the Regulations of the Board of Directors specifically regulates transactions performed with significant shareholders, and establishes that the Board of Directors, based on a favourable report by

Telefónica, S.A.    312

2015 Consolidated Financial Statements

the Audit and Control Committee, will approve the transactions which the Company or its Group perform with directors, individual or together with others, of a significant shareholding, including shareholders represented in the Board of Directors of the Company or other Group companies or with persons related to them, unless this power is attributable by law to the General Shareholders Meeting.

This approval does not include transactions which, according to prevailing laws, do not require such approval or exemption, i.e. according to Article 529 ter of the Spanish Corporations Act, the transactions which simultaneously fulfil the three following requirements:

1. they are performed by virtue of contracts whose conditions are standardised and are applied on an across-the-board basis to a large number of clients,

2. they are performed at prices or tariffs generally set by the person supplying the goods or services, and

3. their amount is not more than one per cent of the company’s annual revenues.

The transactions referred to above shall be assessed from the point of view of equal treatment of shareholders and the arm’s-length basis of the transaction, and shall be included in the Annual Corporate Governance Report and in the periodic public information of the Company upon the terms provided by law.

For the transaction to be approved, it will be necessary to ensure that the transaction does not compromise the capital, or, if applicable, that it is performed on an arm’s-length basis and that the process is transparent.

•	With respect to senior executives, the Internal Code of Conduct for Securities Markets Issues sets out the general principles of conduct for the persons subject to the said regulations who are involved in a conflict of interest. The aforementioned Code includes all the Company’s management personnel within the concept of affected persons.

In accordance with the provisions of this Code, senior executives are obliged to: (a) act at all times with loyalty to the Telefónica Group and its shareholders, regardless of their own or other interests; (b) refrain from interfering in or influencing the making of decisions that may affect individuals or entities with whom there is a conflict; and (c) refrain from receiving information classified as confidential which may affect such conflict. Furthermore, these persons are obliged to inform the Company’s Regulatory Compliance function of all transactions that may potentially give rise to conflicts of interest.

D.7.	Is more than one group company listed in Spain?

No

Please specify the subsidiary companies listed in Spain:

Subsidiary companies listed

Indicate whether they have provided detailed disclosure on the type of activity they engage in, and any business dealings between them, as well as between the subsidiary and other group companies.

No

Define possible business relations between the parent company and the listed subsidiary, and between the latter and the other Group companies.

Indicate the mechanisms in place to resolve possible conflicts of interest between the listed subsidiary and other group companies.

Telefónica, S.A.    313

2015 Consolidated Financial Statements

Mechanisms to resolve possible conflicts of interest

Telefónica, S.A.    314

2015 Consolidated Financial Statements

E.	Risk control and management systems

E.1.	Describe the risk management system in place at the company, including with relation to taxes.

Telefónica continually monitors the most significant risks in the main companies comprising its Group. The Company therefore has a Corporate Risk Management Model based on the model established by the Treadway Commission’s Committee of Sponsoring Organizations (COSO), which allows to assess both the impact and the likelihood of occurrence of the various risks arising.

One of the features of this Model is a map prioritizing risks according to their importance, thereby facilitating their management and appropriate response to mitigate them. In accordance with this Model, and based on best practices and benchmarks in risk management, the following four risk categories have been identified:

i.	Business risk: Possible loss of value or earnings as a result of strategic uncertainty or uncertainty about competitors, changes in the business, competition and market scenario, or changes in the legal framework.

ii.	Operational risk: Possible loss of value or earnings as a result of events caused by inadequacies or failures in customer service, processes, human resources, business teams and IT systems, security, compliance with contracts, laws and regulations, or due to external factors.

iii.	Financial risk: Possible loss of value or earnings as a result of adverse movements in financial variables and the inability of the Company to meet its obligations or convert its assets into cash. Additionally the risks of a fiscal nature are included in this category.

iv.	Global risk: Possible loss of value or earnings as a result of events that affect in a transversal way the entire Telefónica Group in terms of its corporate reputation and responsibility, corporate public relations, marketing strategy, brand, sponsorship and innovation.

E.2.	Identify the bodies responsible for preparing and implementing the risk management system, including tax matters.

Telefónica, S.A.’s Board of Directors reserves the power to approve the general risk policy. The Audit and Control Committee analyzes and evaluates risks and then proposes to the Board of Directors the risk control and management policy to be adopted, identifying the categories of risks to which the Company is exposed, the level of acceptable risk, measures to mitigate the impacts of identified risks, control systems and the reporting to be used to control and manage said risks. The powers and duties of the Audit and Control Committee also include the supervision of the Company’s risk management system.

As stated by the Group’s Risk Management Policy, various local and corporate units are involved in the risk management process.

The entire organization is responsible for contributing to the identification and management of risks, following the procedures defined to implement and ensure the effectiveness of the Group’s risk management processes. In order to coordinate and report these activities, there is an internal Risk Management function, within the Internal Audit department, reporting functionally to the Audit and Control Committee.

E.3.	Indicate the main risks, including tax risks, which may prevent the company from achieving its targets.

Information regarding this point is contained in the Annex to this Report.

Telefónica, S.A.    315

2015 Consolidated Financial Statements

E.4.	State whether the company has a risk tolerance level, including tax risk.

The Company has a level of risk tolerance or acceptable risk level established at a corporate level. This threshold represents the extent to which it is prepared to assume a certain level of risk, insofar as it may contribute to generating value and developing the business, achieving an appropriate balance between growth, performance and risk.

The range of risks to which the Company may be exposed described below is considered when evaluating risk:

•	Generally, albeit mainly related to operational and business risks, tolerance thresholds are defined pursuant to the impact and probability of the risk. These thresholds are revised annually based on the performance of the main financials for both the Group as a whole and the business lines and main companies therein.

•	The tolerance level for financial risks (including fiscal risks) is set in terms of their economic impact.

•	A zero-tolerance level is established for global risks, principally those affecting corporate reputation and responsibility.

E.5.	Identify any risks, including fiscal risks, which have occurred during the year.

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognize impairment in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairments on certain of its investments, affecting its results of operations in the year in which they were experienced. For example, with respect to the investment in Telco, S.p.A. (Telco), value adjustments were made in 2014 with a negative impact of 464 million euros.

Further details on income tax matters are provided by Telefónica in its Annual Accounts (Note 17 of the Individual and Consolidated Financial Statements).

E.6.	Explain the response and monitoring plans for the main risks the company is exposed to, including fiscal risks.

The Corporate Risk Management Model, which has been devised in accordance with the main international best practices and guidelines, involves identifying and evaluating risks to respond to and monitor them.

Given the diverse range of risks, the mechanisms for responding to risks include overarching initiatives that are developed and coordinated as standard across the Group’s main operations and/or specific measures aimed at managing certain risks at company level.

Overarching measures, mainly involving the use of financial derivatives, are taken to mitigate certain financial risks such as those relating to exchange-rate and interest-rate fluctuations. Regarding fiscal risks, the key issues identified are monitored, the Group uses Multinational Programs for insurance or insurance arranged locally in each country to cover operational risks, depending on the type of risk and cover required.

Telefónica, S.A.    316

2015 Consolidated Financial Statements

F.	Internal Control over Financial Reporting (ICFR) Systems

Describe the mechanisms which comprise the internal control over financial reporting (ICFR) risk control and management system at the company.

F.1.	The company’s control environment

Specify at least the following components with a description of their main characteristics:

F.1.1. The bodies and/or functions responsible for: (i) the existence and regular updating of a suitable, effective ICFR; (ii) its implementation; and (iii) its monitoring.

The Board of Directors of Telefónica, S.A. (hereinafter Telefónica) assumes ultimate responsibility of ensuring that an adequate and effective internal control over financial reporting system (ICFR) exists and is updated.

The Board of Directors is, in accordance with prevailing laws and the Bylaws, the highest administrative and representative body of the Company, and basically consists of a supervisory and control body, while the executive bodies and management team are responsible for the day-to-day management of the Company’s businesses.

The Bylaws and Regulations of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:

•	Oversee the process of preparing and presenting mandatory financial reporting and submitting recommendations of proposals to the administrative body aimed at safeguarding its integrity. With respect thereto, it shall be responsible for supervising the process of preparation and the completeness of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

•	Monitoring the effectiveness of the Company’s internal control, internal audit and risk management systems, including fiscal risks, and discuss with the material significant weaknesses and significant deficiencies in the internal control system detected during the audit, without compromising their independence at any time. For that purposes, if deemed necessary, it can submit recommendations or proposals to the Board of Directors and an appropriate monitoring period. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following types of risk (operational, technological, financial, legal and reputational) which the Company faces; the level of risk which the Company deems acceptable; the measures for mitigating the impact of the identified risks should they materialise; and the control and information systems to be employed to control and manage said risks.

•	Establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardise the Auditor’s independence, and, when applicable, the authorisation of permitted services, according to current legislation, and such other communications as may be provided for in auditing legislation and in technical auditing regulations. In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as in-depth and individualised information regarding additional services of any kind provided as well as the fees received to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.

•	Issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion on whether the independence of the Auditor is compromised. This report will focus on the assessment of the provision of each and every one of the additional services referred to in previous point, considered individual and in their entirety, other than legal audit, and in relation to the regime of independence or laws regulating auditing activities.

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According to the Regulation of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee must meet at least once every quarter. In practice, the Committee meets every month, and in fact every time it is considered appropriate. In order to carry out this supervisory function, the Audit and Control Committee is assisted by the entire Company management, including Internal Audit.

All the different areas and functional units of the Telefónica Group are important in ICFR (internal control over financial reporting), the Financial areas playing a key role, as they are responsible for preparing, maintaining and updating the different procedures that govern their operations and identify the tasks to be carried out, as well as the persons in charge of the same.

F.1.2. The existence or otherwise of the following components, especially in connection with the financial reporting process:

•	The departments and/or mechanisms in charge of: (i) the design and review of the organizational structure; (ii) defining clear lines of responsibility and authority, with an appropriate distribution of tasks and functions; and (iii) deploying procedures so this structure is communicated effectively throughout the company.

The Board of Directors is responsible for designing and reviewing the Company’s organizational structure, ensuring there is an adequate separation of functions and that satisfactory coordination mechanisms among the different areas are established. The Human Resources Division carries out the deployment in its respective fields.

Use of the Telefónica Group’s economic-financial information system is regulated through several manuals, instructions and internal rules and regulations, the most noteworthy of which are as follows:

1.	Corporate Regulations on the Control, Registration and Reporting of Financial and Accounting Information, which sets out the basic principles of the Telefónica Group’s financial and accounting reporting system, and the procedures and mechanisms in place to oversee this system.

2.	Accounting Policies and Measurement Criteria Manual, designed to unify and standardise the accounting criteria and policies used by all the Group companies to ensure Telefónica operates as a consolidated and uniform group.

3.	Instructions for annual and quarterly accounting closes, published annually or quarterly to establish the procedures and schedule all Telefónica Group companies must follow when reporting financial and accounting information to enable the Telefónica Group’s Consolidation Department to prepare the Group’s consolidated financial information, to comply with Telefónica’s legal and reporting requirements in Spain and the other countries in which its shares are listed.

4.	Annual calendar of financial accounting information, applicable to all Telefónica Group companies to establish the monthly accounting-financial reporting dates at the start of each period.

These documents define and delimit responsibilities at each level of the organization regarding the reliability of the information published.

The Management levels of the Company are also available on the Group Intranet.

•	Code of conduct, approving body, dissemination and instruction, principles and values covered (stating whether it makes specific reference to record keeping and financial reporting), body in charge of investigating breaches and proposing corrective or disciplinary action.

In December 2006, Telefónica’s Board of Directors approved the unification of the Codes of Ethics of the Group’s different companies in the new “Code of Ethics of Telefónica, Our Business Principles”, to be applied as standard in all countries where the Telefónica Group operates, and for all its employees (at all levels of the organisation, directors and non-directors). The “Code of Ethics of Telefónica, Our Business Principles” has been updated in 2015.

The Business Principles are based on a series of general criteria which concern honesty and trust, abidance by prevailing laws, integrity and respect for human rights. It also sets out specific principles focused on ensuring the trust of customers, professionals, shareholders, suppliers and of society at large.

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They expressly mention issues related to recording transactions and preparation of financial information: “We prepare financial and accounting records in an accurate and reliable manner”.

This Code of Ethics is accessible to all employees via the intranet, and procedures are in place in the Telefónica Group to update, monitor adherence to and disseminate these Business Principles.

Telefónica has an Office of Business Principles which is responsible for ensuring compliance therewith. It comprises the most senior representatives of the General Secretary’s Office, Human Resources, Public Affairs and Regulation, Chief Commercial Digital Officer (CCDO), Operations, Purchases and Internal Audit.

The Office is in charge of:

1. Guaranteeing that Telefónica conducts business in an ethical and responsible manner, and that the Company’s reputation is not tarnished.

2. Developing the mechanisms need to ensure the Code of Ethics is followed to the letter in all regions/countries/business units.

3. Overseeing, reviewing and contemplating the implementation of the Business Principles across the entire Telefónica Group.

Training courses are provided to all employees through the online training platform to reinforce knowledge of these Business Principles.

4. Examining any matters or proposals in the Group that could represent a risk to the Business Principles and associated policies and therefore, the brand and reputation.

Should any type of conduct which is not in keeping with applicable laws, in the Business Principles or in internal regulations, come to light, then, after the pertinent analysis, disciplinary measures will be applied in accordance with the regime established in the applicable labour laws, distinguishing between minor, serious and very serious sanctions, depending on the circumstances.

Training programmes are also regularly organised to ensure employees are aware of these rules and principles.

Telefónica, S.A. also has an “Internal Code of Conduct” for Securities Markets, setting out the general guidelines and principles of conduct for the persons involved in securities and financial instrument transactions entered into by the Company and its subsidiaries.

•	Whistle-blowing channel, for the reporting to the Audit Committee of any irregularities of a financial or accounting nature, as well as breaches of the code of conduct and malpractice within the organisation, stating whether reports made through this channel are confidential.

With regard to the whistle-blowing channel, as specified in Article 22 of Telefónica, S.A.‘s Regulations for the Board of Directors, the Audit and Control Committee’s duties include: “Establishing and maintaining a mechanism to allow employees to confidentially and anonymously report potentially significant irregularities, particularly any financial or accounting irregularities detected within the Company”.

The Telefónica Group has two whistle-blowing channels:

SOX Whistle-blowing Channel: this channel was approved by the Audit and Control Committee in April 2004 to fulfil the obligations laid down in the Sarbanes-Oxley Act (SOX), as a listed company on the New York Stock Exchange. It is open to all Telefónica Group employees. Any irregularities reported through the channel must only be related with financial-accounting information, internal controls thereof, and/or audit-related matters.

This channel is confidential and anonymous, since the contents of any reports are sent automatically to the Secretary of Telefónica S.A.‘s Audit and Control Committee after removing the sender’s name, and the source of the message cannot be traced in any event.

The channel is accessible through the Internal Audit webpage on Telefónica’s intranet.

The Audit and Control Committee receives all complaints made through this channel regarding internal controls, accounting or the audit of the financial statements. All complaints of this nature will be treated and resolved by the Committee appropriately.

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Business Principles Whistle-blowing Channel: in addition to the “Business Principles” ethical code, the Board of Directors approved a whistle-blowing channel for employees. In it, professionals can notify the Company of any behaviour, actions or events that could breach the ethical code, the Company’s internal rules, or any regulations governing its activity, and jeopardise the contractual relationship between the Company and the accused party. Questions, advice and information on compliance with the Business Principles and associated policies and rules can also be submitted through this channel.

As a general rule, the policy of the Business Principles Whistle-blowing Channel is not to promote anonymous messages. However the confidentiality of the complainant’s identity is safeguarded at all times.

Telefónica S.A.‘s Office of Business Principles is responsible for the Business Principles Whistle-blowing Channel.

•	Training and refresher courses for personnel involved in preparing and reviewing financial information or evaluating ICFR, which address, at least, accounting rules, auditing, internal control and risk management.

With regard to employee training in financial and control issues, we would note that in 2007 the Telefónica Corporate University (Universitas Telefónica) was opened to help contribute to the Telefónica Group’s advancement through lifelong learning. All the University’s training programs are based on developing the corporate culture, the business strategy and management and leadership skills.

Likewise, the Finances Area offers training plans and seminars to all personnel working in the Group’s financial areas and other pertinent areas (tax, M&A, etc.), with the aim of informing them of any accounting or financial changes which are applicable to their job of preparing consolidated financial information. This area also publishes IFRS (International Financial Reporting Standards) information bulletins summarising the main changes to accounting methodology, as well as clarifications on various other related issues.

Financial reporting personnel also attend technical sessions run by external consultancy firms and covering developments in accounting.

Lastly, the Telefónica Group also has an on-line training platform which includes a finance school providing specific training and refresher courses on financial information, as well as an internal control school providing instruction on auditing, internal control and risk management.

F.2.	Risk assessment in financial reporting

Report, at least:

F.2.1.	The main characteristics of the risk identification process, including risks of error or fraud, stating whether:

•	The process exists and is documented.

Given the vast number of processes involved in financial reporting at the Telefónica Group, a model has been developed to select the most significant processes by applying a so-called Scope Definition Model, which is documented. This model is applied to the financial information reported by subsidiaries or companies managed by Telefónica. The model selects the accounts with the largest contribution to the Group’s consolidated financial information and then identifies the processes used to generate this information. Once the processes have been identified, the risks affecting financial reporting are analysed.

•	The process covers all financial reporting objectives, (existence and occurrence; completeness; valuation; presentation, disclosure and comparability; and rights and obligations), is updated and with what frequency.

This identification procedure covers all the financial reporting objectives of existence and occurrence, completeness, valuation, presentation, disclosure and fraud. Risk identification is carried out on an annual basis.

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•	A specific process is in place to define the scope of consolidation, with reference to the possible existence of complex corporate structures, special purpose vehicles, holding companies. etc.

In the process of identifying the consolidation scope, the Financial Area regularly updates the consolidation scope, verifying additions and removals of companies with the legal and financial departments of the different companies which are part of the Group.

•	The process addresses other types of risk (operational, technological, financial, legal, fiscal, reputational, environmental, etc.) insofar as they may affect the financial statements.

As indicated above, Telefónica also has a Risk Management Model covering four key areas of risk:

1.	Business risks

2.	Operational risks

3.	Global risks

4.	Financial risks

Financial risks include risks associated with the accuracy, completeness and publication of reporting information. Tax risks are also included within this category:

•	Which of the company’s governing bodies is responsible for overseeing the process.

Pursuant to the provisions of Article 22 of the Regulation of the Board of Directors of Telefónica, S.A., the Board of Directors, through the Audit and Control Committee, supervises this process.

F.3.	Control activities

Indicate the existence of at least the following components, and specify their main characteristics:

F.3.1.	Procedures for reviewing and authorizing the financial information and description of ICFR to be disclosed to the markets, stating who is responsible in each case and documentation and flow charts of activities and controls (including those addressing the risk of fraud) for each type of transaction that may materially affect the financial statements, including procedures for the closing of accounts and for the separate review of critical judgments, estimates, evaluations and projections.

On March 26, 2003 Board of Directors of Telefónica,S.A. approved the “Regulations governing disclosure and reporting to the markets”. These regulate the basic principles of operation of the financial disclosure control processes and systems which guarantee that all relevant consolidated financial information of Telefónica, S.A. is communicated to the Company’s senior executives and its management team, assigning to the Internal Audit the duty of periodically assessing the functioning of these processes and systems.

Each quarter the Finance Department submits the periodic financial information to the Audit and Control Committee, highlighting the main events and accounting criteria applied and clarifying any major events which occurred during the period.

Likewise, the Telefónica Group has documented financial processes in place which stipulate common criteria for preparing financial information in all Group companies, as well as any outsourced activities.

The Company also follows documented procedures for preparing consolidated financial information whereby those employees responsible for the different areas are able to verify this information.

Also, and pursuant to the internal regulations, the Executive Chairmen and the Finance Directors of Group companies must submit a certificate to the Corporate Finance Department stating that they have reviewed the financial information being presented, that the financial statements give a true and fair view, in all material respects, of the financial position, results and cash position, and that there are no significant risks to the business or unhedged risks which may have a material impact on the Company’s equity and financial position.

In relation to the accounting close, the Financial Department issues mandatory instructions setting out the calendar and contents for the financial reporting period for the preparation of the consolidated annual financial statements.

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The Corporate Finance Department reviews the key judgments, estimates, valuations and forecasts to identify critical accounting policies that require the use of estimates and value judgments. In these cases, the Corporate Finance Department also establishes the necessary operational co-ordination actions with the rest of the Telefónica Group units for their specific areas of activity and knowledge before presenting them to the Audit and Control Committee. The most relevant are dealt with by the Audit and Control Committee. Senior management defines the format for presenting the annual financial statements prior to approval by the Board.

Lastly, Internal Audit, as part of its annual audit plan, sets out work plans every year to assess the internal control of financial reporting model (ICFR).

F.3.2.	Internal control policies and procedures for information systems (including secure access, control of changes, system operation, continuity and segregation of duties) giving support to key company processes regarding the preparation and publication of financial information.

The Global Information Systems Department of the Telefónica Group is responsible for the global management of Information Systems for all the Group’s businesses, defining strategy and technological planning, ensuring quality in service, cost and security required by the Group.

One of its duties is to develop and implement systems to improve the efficiency, efficacy and profitability of Group processes, the definition and implementation of policies and security standards for applications and infrastructures (in conjunction with the Security and Networks departments), which includes IT aspects of the internal control model.

The Corporate Information Security Policy defines information and the systems which process it as strategic assets, and sets out the security requirements which must be met by Group companies, and the guidelines which they are obliged to follow, through implementing the adequate controls, in accordance with the following domains:

•	Organisation and functions

•	Personnel obligations

•	Information classification and processing

•	Identification and authentication

•	Control of access

•	Auditing and monitoring records

•	Networks and communications

•	Control of software

•	Systems development and maintenance

•	Incident management

•	Media management and distribution

•	Back-up and recovery

•	Business continuity

•	Physical and environmental security

•	Compliance with prevailing legislation

Lastly, Internal Audit, as part of its annual audit plan, sets out work plans to verify the efficacy and efficiency of the IT governance model, suitability of controls and data integrity.

F.3.3.	Internal control policies and procedures for overseeing the management of outsourced activities, and of the appraisal, calculation or valuation services commissioned from independent experts, when these may materially affect the financial statements.

If a process or part of a process is outsourced to an independent party, controls are still required to ensure the entire process is adequately controlled. Given the importance of outsourcing services and the impacts that this

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can have on the opinion about ICFR, measures are taken in the Telefónica Group to demonstrate a minimum level of control in the independent party. Actions taken to achieve this objective are three-fold:

•	Certification of internal control by an independent third party: ISAE3402 and/or SSAE16 certifications.

•	Implementation of specific controls: identified, designed, implemented and assessed by the Company.

•	Direct assessment: an assessment of outsourced processes by Internal Audit.

When Teléfonica, S.A. or any of its subsidiaries engage the services of an independent expert whose findings may materially affect the consolidated financial statements, as part of the selection process the competence, training, credentials and independence of the third party as regards the methods and main hypothesis used is verified directly by the area contracting the service and, if applicable with the procurement department. The financial department has established control activities geared towards guaranteeing the validity of data, the methods used, and the reasonability of the assumptions used by the third party using regular monitoring of each function’s own KPIs in order to ensure compliance of the outsourced process according to the Group’s different policies and guidelines.

Likewise, there is an internal procedure for engaging independent experts which requires specific levels of approval.

F.4.	Information and communication

Indicate the existence of at least the following components, and specify their main characteristics:

F.4.1.	A specific function in charge of defining and maintaining accounting policies (accounting policies area or department) and settling doubts or disputes over their interpretation, which is in regular communication with the team in charge of operations, and a manual of accounting policies regularly updated and communicated to all the company’s operating units.

The Financial Department of the Group is charged with defining and updating the accounting policies used for preparing the consolidated financial information.

Thus, this area publishes IFRS (International Financial Reporting Standards) information bulletins summarising the main changes to accounting methodology, as well as clarifications on various other related issues. This bulletins are published on a monthly basis.

Also, the Telefónica Group has an Accounting Policies Manual which is updated annually the last update took place in December 2015. The objectives of this manual are: to align the corporate accounting principles and policies with IFRS; to maintain accounting principles and policies which ensure that the information is comparable within the Group and offers optimum management of the source of information; to improve the quality of the accounting information of the various Group companies and of the Consolidated Group by disclosing, agreeing and introducing accounting principles which are unique to the Group; and to facilitate the accounting integration of acquired and newly-created companies into the Group’s accounting system by means of a reference manual.

This Manual is mandatory for all companies belonging to the Telefónica Group, and shall be applied to their reporting methods when preparing the consolidated financial statements.

This documentation is regularly sent by email and is available for the entire Group on the Telefónica intranet.

The accounting policies area maintains a constant dialogue with the accounting heads of the Group’s main operations, both proactively and reactively. This dialogue is useful not only for resolving doubts or conflicts but also to ensure that accounting criteria in the Group are uniform and also for sharing best practices between operators.

F.4.2.	Mechanisms in standard format for the capture and preparation of financial information, which are applied and used in all units within the entity or group, and support its main financial statements and accompanying notes as well as disclosures concerning ICFR

There is a Compliance Manual for Consolidation Reporting which includes specific instructions on preparing the disclosures which comprise the reporting for the consolidation of the Telefónica Group’s financial statements and the preparation of consolidated financial information.

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Likewise, the Telefónica Group has implemented a specific software system for the reporting of the individual financial statements at its various subsidiaries, as well as the necessary notes and disclosures for preparing the consolidated annual financial statements. This tool is also used to carry out the consolidation process and its subsequent analysis. The system is managed centrally and uses the same accounts plan.

F.5.	System function monitoring

Indicate the existence of at least the following components, describing their main characteristics:

F.5.1.	The ICFR monitoring activities undertaken by the Audit Committee and the Company has an internal audit function whose powers include supporting the Audit Committee in its role of monitoring the internal control system, including ICFR. Describe the scope of the ICFR assessment conducted in the year and the procedure for the person in charge to communicate its findings. State also whether the company has an action plan specifying corrective measures for any flaws detected, and whether it has taken stock of their potential impact on its financial information.

As mentioned beforehand, the Corporate Bylaws and Regulations of the Board of Directors state that the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties, with its main functions including: supervising the effectiveness of the Company’s internal control system and risk management systems, and discussing with the Auditors significant weaknesses in the internal control system detected during the audit.

The Audit and Control Committee is responsible for supervising the effectiveness of the internal controls carried out by the Telefónica Group’s Internal Audit function.

The Internal Audit function reports functionally to the Audit and Control Committee, with the primary goal of lending them support in their responsibilities concerning ensuring governance, risk management, and the Group’s Internal Control System. Internal Control comprises all process which may reasonably ensure compliance with laws, regulations and internal rules, reliability of information, efficiency and efficacy of operations, and the integrity of the organisation’s net worth.

Internal Audit is responsible for implementing the International Standards for the Professional Practice of Internal Auditing and has been awarded a Quality Certificate from the Institute of Internal Auditors.

With regard to supervision of Internal Control over Financial Reporting (ICFR), Telefónica, S.A. is listed on the New York Stock Exchange and is therefore subject to the regulatory requirements established by the US authorities applicable to all companies trading on this exchange.

Among these requirements is the aforementioned Sarbanes-Oxley Act and, specifically, Section 404 which stipulates that all listed companies in the US market must evaluate on an annual basis the effectiveness of their ICFR procedures and internal control structure.

The External Auditor issues its own independent opinion on the effectiveness of financial reporting (ICFR).

To fulfil this objective, the Telefónica Group uses a three-tier internal control of financial reporting evaluation model, while every year the Internal Audit function is responsible for evaluating its performance.

Self-appraisal Questionnaires

All the Group’s subsidiaries complete self-appraisal questionnaires every year, the responses to which are certified by officers in charge of internal control over financial reporting (ICFR) in each company (Chief Executive Officer (CEO) and Chief Financial Officer (CFO)). These questionnaires cover those aspects of ICFR that are deemed to be minimum requirements to achieve reasonable assurance of the reliability of the financial information. A sample of responses is audited by the Internal Audit unit.

Review of processes and specific controls

In certain companies, in addition to filling out the self-appraisal questionnaire, taking into account the significance of their contribution to the Group’s key economic-financial figures and other risk factors considered, their processes and controls are directly reviewed applying the General Assessment Model, which in turn uses the Definition of Scopes Model, in order to identify the critical accounts of each company of the Telefónica Group in accordance with previously established criteria.

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Once these critical accounts are identified for review, the General Evaluation Model is applied as follows:

–	The processes and systems associated with the critical accounts are determined.

–	Risks affecting the financial reporting vis-à-vis these processes are identified.

–	Checks and, where necessary, process controls are put in place to provide reasonable assurance that the documentation and design of controls over financial reporting are adequate.

–	Audit tests are carried out to assess the effectiveness of the controls.

Review of general controls

The Group’s general controls are evaluated at least once a year, largely taking into account questions regarding regulations and guidelines applied at global level across the Group.

Supervision of general controls on data systems is designed to review management of changes to programmes, data and systems access and management of changes to infrastructure, back up, scheduled tasks and issues.

If deficiencies in control and/or areas for improvement come to light during the review tasks, the Management will be informed using the reports prepared by the Internal Audit unit. Once they receive the report, the managers responsible for controls will state the action plans to resolve the identified control deficiencies, and also the estimated periods for them to be implemented.

F.5.2.	If it has a discussion procedure whereby the auditor (pursuant to TAS), the internal audit function and other experts can report any significant internal control weaknesses encountered during their review of the financial statements or other assignments, to the company’s senior management and its Audit Committee or Board of Directors. State also whether the entity has an action plan to correct or mitigate the weaknesses found.

As explained beforehand, the Internal Audit unit also provides support to the Audit and Control Committee in monitoring the correct functioning of the ICFR system. The Internal Audit unit participates in the Audit and Control Committee meetings, and reports regularly on the findings of the performed tasks, as well as action plans established to mitigate and the degree of implementation thereof.

Furthermore, the External Auditor participates in the Audit and Control Committee meetings, when called to do so by the Committee, to explain and clarify different aspects of the audit reports and other aspects of its work, including tasks performed to guarantee the effectiveness of the system of internal control over financial reporting (ICFR). The External Auditor has immediate access to the Senior Management and the Chairman of Audit and Control Committee to report the significant deficiencies identified in the internal controls.

F.6.	Other relevant information

Not applicable

F.7.	External auditor review

State whether:

F.7.1.	The ICFR information supplied to the market has been reviewed by the external auditor, in which case the corresponding report should be attached. Otherwise, explain the reasons for the absence of this review. Otherwise, explain the reasons for the absence of this review.

The attached information on ICFR has been submitted to review by the External Auditor, whose report is attached as an appendix to this document.

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G	DEGREE OF COMPLIANCE WITH CORPORATE GOVERNANCE RECOMMENDATIONS

Indicate the extent to which the company follows the recommendations of the Good Governance Code of listed companies.

Should any recommendation not be followed or be only partially followed, a detailed explanation should be given of the reasons so that the shareholders, investors and the market in general have sufficient information to assess the way the company works. General explanations will not be acceptable.

1.	The bylaws of listed companies should not place an upper limit on the votes that can be cast by a single shareholder, or impose other obstacles to the takeover of the company by means of share purchases on the market.

Explain

In accordance with Article 26 of the Corporate Bylaws, no shareholder may cast a number of votes in excess of 10 percent of the total voting capital existing at any time, regardless of the number of shares held by such shareholder and in full compliance with mandatory requirements of law. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10 percent voting ceiling.

The limitation established in the preceding paragraphs shall also apply to the maximum number of votes that may be collectively or individually cast by two or more shareholder companies belonging to the same group of entities, as well as to the maximum number of votes that may be cast by an individual or corporate shareholder and the entity or entities that are shareholders themselves and which are directly or indirectly controlled by such individual or corporate shareholder.

In addition, Article 30 of the Corporate Bylaws stipulates that no person may be appointed as Director unless they have held, for more than three years prior to their appointment, a number of shares of the Company representing a nominal value of at least 3,000 euros, which the Director may not transfer while in office. These requirements shall not apply to those persons who, at the time of their appointment, are related to the Company under an employment or professional relationship, or when the Board of Directors resolves to waive such requirements with the favorable vote of at least 85 percent of its members.

Article 31 of the Corporate Bylaws establishes that, in order for a Director to be appointed Chairman, Vice-Chairman, Chief Executive Officer or member of the Executive Commission, it shall be necessary for such Director to have served on the Board for at least the three years immediately prior to any such appointment. However, such length of service shall not be required if the appointment is made with the favorable vote of at least 85 percent of the members of the Board of Directors.

The Corporate Bylaws (Article 26) restrict the number of shares that may be cast by a single shareholder or by shareholders belonging to the same group in order to achieve a suitable balance and protect the position of minority shareholders, thus avoiding a potential concentration of votes among a reduced number of shareholders, which could impact on the guiding principle that the General Shareholders’ Meeting must act in the interest of all the shareholders. Telefónica believes that this measure does not constitute a blocking mechanism of takeover bids but rather a guarantee that the acquisition of control required in the interests of all shareholders, an offer for one hundred percent of the capital, because, naturally, and as taught by experience, potential offerors may make their offer conditional upon the removal of the defense mechanism.

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In relation to the above and in accordance with the provisions of Article 527 of the Spanish Corporations Act, any clauses in the Bylaws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will rendered null and void when, subsequent to a takeover bid, the offeror has a stake equal to or over 70% of the share capital which confers voting rights, unless the offeror was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.

In addition, the special requirements for appointment as Director (Article 30 of the Corporate Bylaws) or as Chairman, Vice-Chairman, Chief Executive Officer or member of the Executive Commission (Article 31 of the Corporate Bylaws) are justified by the desire that access to the management decision-making body and to the most significant positions thereon is reserved to persons who have demonstrated their commitment to the Company and who, in addition, have adequate experience as members of the Board, such that continuity of the management model adopted by the Telefónica Group may be assured in the interest of all of its shareholders and stakeholders. In any event, these special requirements may be waived by broad consensus among the members of the Board of Directors, namely, with the favorable vote of at least 85 percent of its members, as provided by the aforementioned Articles of the Corporate Bylaws.

2.	When a dominant and a subsidiary company are both listed, they should provide detailed disclosure on:

a)	The activity they engage in and any business dealings between them, as well as between the listed subsidiary and other group companies.

b)	The mechanisms in place to resolve possible conflicts of interest.

Not applicable

3.	During the annual general meeting the Chairman of the Board should verbally inform shareholders in sufficient detail of the most relevant aspects of the company’s corporate governance, supplementing the written information circulated in the Annual Corporate Governance Report. In particular:

a)	Changes taking place since the previous annual general meeting.

b)	The specific reasons for the company not following a given Good Governance Code recommendation and any alternative procedures followed in its stead.

Complies

4.	The company should draw up and implement a policy of communication and contacts with shareholders, institutional investors and proxy advisors that complies in full with market abuse regulations and accords equitable treatment to shareholders in the same position.

This policy should be disclosed on the company’s website, complete with details of how it has been put into practice and the identities of the relevant interlocutors or those charged with its implementation.

Complies

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2015 Consolidated Financial Statements

5.	The Board of Directors should not make a proposal to the general meeting for the delegation of powers to issue shares or convertible securities without pre-emptive subscription rights for an amount exceeding 20% of capital at the time of such delegation.

When a board approves the issuance of shares or convertible securities without pre-emptive subscription rights, the company should immediately post a report on its website explaining the exclusion as envisaged in company legislation.

Complies

6.	Listed companies drawing up the following reports on a voluntary or compulsory basis should publish them on their website well in advance of the annual general meeting, even if their distribution is not obligatory:

a)	Report on auditor independence.

b)	Reviews of the operation of the Audit Committee and the Nomination and Remuneration Committee.

c)	Audit Committee report on third-party transactions.

d)	Report on corporate social responsibility policy.

Complies

7.	The company should broadcast its general meetings live on the corporate website.

Explain

The Company decided not to offer a live webcast of its 2015 General Shareholders Meeting, for organisational reasons and owing to the way the Meeting was developed (possible changes which could arise). Nonetheless, Telefónica is analysing the possibility of broadcasting future General Shareholders meetings live on its website.

8.	The Audit Committee should strive to ensure that the Board of Directors can present the company’s accounts to the general meeting without limitations or qualifications in the auditor’s report. In the exceptional case that qualifications exist, both the Chairman of the Audit Committee and the auditors should give a clear account to shareholders of their scope and content.

Complies

9.	The company should disclose its conditions and procedures for admitting share ownership, the right to attend general meetings and the exercise or delegation of voting rights, and display them permanently on its website.

Such conditions and procedures should encourage shareholders to attend and exercise their rights and be applied in a non-discriminatory manner.

Telefónica, S.A.    328

2015 Consolidated Financial Statements

Complies

10.	When an accredited shareholder exercises the right to supplement the agenda or submit new proposals prior to the general meeting, the company should:

a)	Immediately circulate the supplementary items and new proposals.

b)	Disclose the model of attendance card or proxy appointment or remote voting form duly modified so that new agenda items and alternative proposals can be voted on in the same terms as those submitted by the Board of Directors.

c)	Put all these items or alternative proposals to the vote applying the same voting rules as for those submitted by the Board of Directors, with particular regard to presumptions or deductions about the direction of votes.

d)	After the general meeting, disclose the breakdown of votes on such supplementary items or alternative proposals.

Not applicable

11.	In the event that a company plans to pay for attendance at the general meeting, it should first establish a general, long-term policy in this respect.

Not applicable

12.	The Board of Directors should perform its duties with unity of purpose and independent judgement, according the same treatment to all shareholders in the same position. It should be guided at all times by the company’s best interest, understood as the creation of a profitable business that promotes its sustainable success over time, while maximising its economic value.

In pursuing the corporate interest, it should not only abide by laws and regulations and conduct itself according to principles of good faith, ethics and respect for commonly accepted customs and good practices, but also strive to reconcile its own interests with the legitimate interests of its employees, suppliers, clients and other stakeholders, as well as with the impact of its activities on the broader community and the natural environment.

Complies

13.	The Board of Directors should have an optimal size to promote its efficient functioning and maximize participation. The recommended range is accordingly between five and fifteen members.

Explain

The complexity of the Telefónica Group organizational structure, given the considerable number of companies it comprises, the variety of sectors it operates in, its multinational nature, as well as its

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2015 Consolidated Financial Statements

economic and business relevance, justify the fact that the number of members of the Board is adequate to achieve an efficient and operative operation.

In addition, it is important to bear in mind the Company’s large number of Board committees, which ensures the active participation of all its Directors.

14.	The Board of Directors should approve a Director selection policy that:

a)	Is concrete and verifiable.

b)	Ensures that the appointment or reelection proposals are based on a prior analysis of the Board’s needs.

c)	Favours a diversity of knowledge, experience and gender.

The results of the prior analysis of board needs should be written up in the Nomination Committee’s explanatory report, to be published when the general meeting is convened that will ratify the appointment and re-election of each Director.

The director selection policy should pursue the goal of having at least 30% of total board places occupied by women Directors before the year 2020.

The Nomination Committee should run an annual check on compliance with the director selection policy and set out its findings in the Annual Corporate Governance Report.

Complies

15.	Proprietary and independent Directors should constitute an ample majority on the Board of Directors, while the number of Executive Directors should be the minimum practical bearing in mind the complexity of the corporate group and the ownership interests they control.

Complies

16.	The percentage of Proprietary Directors out of all Non-executive Directors should be no greater than the proportion between the ownership stake of the shareholders they represent and the remainder of the company’s capital.

This criterion can be relaxed:

a)	In large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings.

b)	In companies with a plurality of shareholders represented on the Board but not otherwise related.

Explain

The aforementioned recommendation 16 refers to the composition of the group of External Directors. As stated in Section C.1.3 of this Annual Corporate Governance Report, at 31 December 2015, the group of External Directors of Telefónica, S.A. was composed of 15 members (of a total of 18 Members), of whom 5 are Proprietary Directors, 7 are Independent Directors and 3 falls under the “Other External Directors” category.

Of the five Proprietary Directors, two act in representation of Fundación Bancaria Caixa d’Estalvis i Pensions de Barcelona, “la Caixa”, which holds 5.01% of the capital of Telefónica, S.A., two act in

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2015 Consolidated Financial Statements

representation of Banco Bilbao Vizcaya Argentaria, S.A. (BBVA), which holds 6.07% of the capital, and one acts in representation of China Unicom (Hong Kong) Limited (China Unicom) which holds a 1.29% stake.

Applying the proportional criterion established in Article 243 of the LSC regarding the total number of Directors, the stakes held by “la Caixa” and BBVA are sufficient to entitle each entity to appoint a Director.

Moreover, it must be taken into account that recommendation 16 stipulates that this strict proportionality criterion can be relaxed so the weight of Proprietary Directors is greater than would strictly correspond to the total percentage of capital they represent in large cap companies where few or no equity stakes attain the legal threshold for significant shareholdings.

In this regard, Telefónica ranks among the top listed companies on Spanish stock exchanges in terms of stock market capitalization, reaching the figure of 50,921 million euros at December 31, 2015, which means a very high absolute value of the stakes of “la Caixa” and BBVA in Telefónica (that of “la Caixa” is 2,551 million euros, and that of BBVA is 3,091 million euros). This justifies the overrepresentation of these entities on the Board of Directors, rising from one member of the Board each (to which they would strictly have the right in accordance with Article 243 of the Spanish Corporations Act) to two members, i.e. permitting the appointment of just one more Proprietary Director over the strictly legal proportion.

On January 23, 2011, China Unicom and Telefónica, S.A. expanded on their existing strategic alliance and signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. In recognition of China Unicom’s stake in Telefónica, approval was given at Telefónica’s General Shareholders’ Meeting held on May 18, 2011 for the appointment of a board member named by China Unicom.

Telefónica, S.A.    331

2015 Consolidated Financial Statements

17.	Independent Directors should be at least half of all board members.

However, when the company does not have a large market capitalisation, or when a large cap company has shareholders individually or concertedly controlling over 30 percent of capital, independent Directors should occupy, at least, a third of board places.

Explain

Telefónica, S.A. operates in a particularly complicated sector and one which is constantly changing, in which it is necessary to have a Board of Directors who are highly qualified, who are experts in the many different businesses and geographical areas in which the Company conducts its business.

Consequently, the Company has judged that the Board of Directors must necessarily include former executives of Telefónica, S.A. who have a far-reaching knowledge of the sector and the Company’s businesses, and who because of their previous relations with the Company cannot be considered to be independent.

Because of this policy, the percentage of members of the Board of Directors which may be considered as independent is slightly lower than 50% (7 instead of 9, the latter figure representing exactly half of the Board, which is made up of 189 directors).

In any event, Telefónica, S.A. believes that the structure of its Board of Directors – which is largely made up of non-executive Directors – includes directors who have the ideal profile to reinforce its leadership in the communications sector, while also effectively safeguarding its members’ independence, taken as a whole.

18.	Companies should disclose the following Director particulars on their websites and keep them regularly updated:

a)	Background and professional experience.

b)	Directorships held in other companies, listed or otherwise, and other paid activities they engage in, of whatever nature.

c)	Statement of the Director class to which they belong, in the case of proprietary Directors indicating the shareholder they represent or have links with.

d)	Dates of their first appointment as a board member and subsequent re-elections.

e)	Shares held in the company, and any options on the same.

Complies

19.	Following verification by the Nomination Committee, the Annual Corporate Governance Report should disclose the reasons for the appointment of proprietary Directors at the urging of shareholders controlling less than 3 percent of capital; and explain any rejection of a formal request for a board place from shareholders whose equity stake is equal to or greater than that of others applying successfully for a proprietary Directorship.

Complies

20.	Proprietary Directors should resign when the shareholders they represent dispose of their ownership interest in its entirety. If such shareholders reduce their stakes, thereby losing some of their entitlement to proprietary Directors, the latters’ number should be reduced accordingly.

Telefónica, S.A.    332

2015 Consolidated Financial Statements

Complies

21.	The Board of Directors should not propose the removal of independent Directors before the expiry of their tenure as mandated by the Bylaws, except where they find just cause, based on a proposal from the Nomination Committee. In particular, just cause will be presumed when Directors take up new posts or responsibilities that prevent them allocating sufficient time to the work of a board member, or are in breach of their fiduciary duties or come under one of the disqualifying grounds for classification as independent enumerated in the applicable legislation.

The removal of independent Directors may also be proposed when a takeover bid, merger or similar corporate transaction alters the company’s capital structure, provided the changes in board membership ensue from the proportionality criterion set out in recommendation 16.

Complies

22.	Companies should establish rules obliging Directors to disclose any circumstance that might harm the organisation’s name or reputation, tendering their resignation as the case may be, and, in particular, to inform the Board of any criminal charges brought against them and the progress of any subsequent trial.

The moment a Director is indicted or tried for any of the offences stated in company legislation, the Board of Directors should open an investigation and, in light of the particular circumstances, decide whether or not he or she should be called on to resign. The Board should give a reasoned account of all such determinations in the Annual Corporate Governance Report.

Complies

23.	Directors should express their clear opposition when they feel a proposal submitted for the Board’s approval might damage the corporate interest. In particular, independents and other Directors not subject to potential conflicts of interest should strenuously challenge any decision that could harm the interests of shareholders lacking board representation.

When the Board makes material or reiterated decisions about which a Director has expressed serious reservations then he or she must draw the pertinent conclusions. Directors resigning for such causes should set out their reasons in the letter referred to in the next recommendation.

The terms of this recommendation also apply to the secretary of the Board, even if he or she is not a Director.

Complies

24.	Directors who give up their place before their tenure expires, through resignation or otherwise, should state their reasons in a letter to be sent to all members of the Board. Whether or not such resignation is disclosed as a material event, the motivating factors should be explained in the Annual Corporate Governance Report.

Telefónica, S.A.    333

2015 Consolidated Financial Statements

Complies

25.	The Nomination Committee should ensure that Non-executive Directors have sufficient time available to discharge their responsibilities effectively.

The Board of Directors regulations should lay down the maximum number of company boards on which Directors can serve.

Complies

26.	The Board should meet with the necessary frequency to properly perform its functions, eight times a year at least, in accordance with a calendar and agendas set at the start of the year, to which each Director may propose the addition of initially unscheduled items.

Complies

27.	Director absences should be kept to a strict minimum and quantified in the Annual Corporate Governance Report. In the event of absence, Directors should delegate their powers of representation with the appropriate instructions.

Complies

28.	When Directors or the secretary express concerns about some proposal or, in the case of Directors, about the company’s performance, and such concerns are not resolved at the meeting, they should be recorded in the minute book if the person expressing them so requests.

Complies

29.	The company should provide suitable channels for Directors to obtain the advice they need to carry out their duties, extending if necessary to external assistance at the company’s expense.

Complies

Telefónica, S.A.    334

2015 Consolidated Financial Statements

30.	Regardless of the knowledge Directors must possess to carry out their duties, they should also be offered refresher programmes when circumstances so advise.

Complies

31.	The agendas of board meetings should clearly indicate on which points Directors must arrive at a decision, so they can study the matter beforehand or gather together the material they need.

For reasons of urgency, the Chairman may wish to present decisions or resolutions for board approval that were not on the meeting agenda. In such exceptional circumstances, their inclusion will require the express prior consent, duly minuted, of the majority of Directors present.

Complies

32.	Directors should be regularly informed of movements in share ownership and of the views of major shareholders, investors and rating agencies on the company and its group.

Complies

33.	The Chairman, as the person charged with the efficient functioning of the Board of Directors, in addition to the functions assigned by law and the company’s bylaws, should prepare and submit to the Board a schedule of meeting dates and agendas; organise and coordinate regular evaluations of the Board and, where appropriate, the company’s chief executive officer; exercise leadership of the Board and be accountable for its proper functioning; ensure that sufficient time is given to the discussion of strategic issues, and approve and review refresher courses for each Director, when circumstances so advise.

Complies

34.	When a lead independent Director has been appointed, the Bylaws or Board of Directors regulations should grant him or her the following powers over and above those conferred by law: chair the Board of Directors in the absence of the Chairman and Vice-Chairman give voice to the concerns of Non-executive Directors; maintain contacts with investors and shareholders to hear their views and develop a balanced understanding of their concerns, especially those to do with the company’s corporate governance; and coordinate the Chairman’s succession plan.

Complies

Telefónica, S.A.    335

2015 Consolidated Financial Statements

35.	The Board Secretary should strive to ensure that the Board’s actions and decisions are informed by the governance recommendations of the Good Governance Code of relevance to the company.

Complies

36.	The Board in full should conduct an annual evaluation, adopting, where necessary, an action plan to correct weakness detected in:

a)	The quality and efficiency of the Board’s operation.

b)	The performance and membership of its Committees.

c)	The diversity of board membership and competences.

d)	The performance of the Chairman of the Board of Directors and the company’s chief executive.

e)	The performance and contribution of individual Directors, with particular attention to the chairmen of board committees.

The evaluation of board committees should start from the reports they send the Board of Directors, while that of the Board itself should start from the report of the Nomination Committee.

Every three years, the Board of Directors should engage an external facilitator to aid in the evaluation process. This facilitator’s independence should be verified by the Nomination Committee.

Any business dealings that the facilitator or members of its corporate group maintain with the company or members of its corporate group should be detailed in the Annual Corporate Governance Report.

The process followed and areas evaluated should be detailed in the Annual Corporate Governance Report.

Complies

37.	When an Executive Committee exists, its membership mix by Director class should resemble that of the Board. The Secretary of the Board should also act as secretary to the Executive Committee.

Complies

Telefónica, S.A.    336

2015 Consolidated Financial Statements

38.	The Board of Directors should be kept fully informed of the business transacted and decisions made by the Executive Committee. To this end, all board members should receive a copy of the committee’s minutes.

Complies

39.	All members of the Audit Committee, particularly its Chairman, should be appointed with regard to their knowledge and experience in accounting, auditing and risk management matters. A majority of Committee places should be held by independent Directors.

Complies

40.	Listed companies should have a unit in charge of the internal audit function, under the supervision of the Audit Committee, to monitor the effectiveness of reporting and control systems. This unit should report functionally to the Board’s Non-executive Chairman or the Chairman of the Audit Committee.

Complies

41.	The head of the unit handling internal audit function should present an annual work programme to the Audit Committee, inform it directly of any incidents arising during its implementation and submit an activities report at the end of each year.

Complies

42.	The Audit Committee should have the following functions over and above those legally assigned:

1º	With respect to internal control and reporting systems:

a)	Monitor the preparation and the integrity of the financial information prepared on the company and, where appropriate, the group, checking for compliance with legal provisions, the accurate demarcation of the consolidation perimeter, and the correct application of accounting principles.

b)	Ensure the independence of the unit handling the internal audit function; propose the selection, appointment, re-election and removal of the head of the internal audit service; propose the service’s budget; approve its priorities and work programmes, ensuring that it focuses primarily on the main risks the company is exposed to; receive regular report-backs on its activities; and verify that senior management are acting on the findings and recommendations of its reports.

c)	Establish and supervise a mechanism whereby staff can report, confidentially and, if appropriate and feasible, anonymously, any significant irregularities that they detect in the course of their duties, in particular financial or accounting irregularities.

2º	With regard to the external auditor:

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2015 Consolidated Financial Statements

a)	Investigate the issues giving rise to the resignation of the external auditor, should this come about.

b)	Ensure that the remuneration of the external auditor does not compromise its quality or independence.

c)	Ensure that the company notifies any change of external auditor to the CNMV as a material event, accompanied by a statement of any disagreements arising with the outgoing auditor and the reasons for the same.

d)	Ensure that the external auditor has a yearly meeting with the Board in full to inform it of the work undertaken and developments in the company’s risk and accounting positions.

e)	Ensure that the company and the external auditor adhere to current regulations on the provision of non-audit services, limits on the concentration of the auditor’s business and other requirements concerning auditor independence.

Complies

43.	The Audit Committee should be empowered to meet with any company employee or manager, even ordering their appearance without the presence of another senior officer.

Complies

44.	The Audit Committee should be informed of any fundamental changes or corporate transactions the company is planning, so the committee can analyse the operation and report to the Board beforehand on its economic conditions and accounting impact and, when applicable, the exchange ratio proposed.

Complies

45.	Risk control and management policy should identify at least:

a)	The different types of financial and non-financial risk the company is exposed to (including operational, technological, financial, legal, social, environmental, political and reputational risks), with the inclusion under financial or economic risks of contingent liabilities and other off-balance sheet risks.

b)	The determination of the risk level the company sees as acceptable.

c)	The measures in place to mitigate the impact of identified risk events should they occur.

d)	The internal control and reporting systems to be used to control and manage the above risks, including contingent liabilities and off-balance sheet risks.

Complies

Telefónica, S.A.    338

2015 Consolidated Financial Statements

46.	Companies should establish a risk control and management function in the charge of one of the company’s internal department or units and under the direct supervision of the Audit Committee or some other dedicated board committee. This function should be expressly charged with the following responsibilities:

a)	Ensure that risk control and management systems are functioning correctly and, specifically, that major risks the company is exposed to are correctly identified, managed and quantified.

b)	Participate actively in the preparation of risk strategies and in key decisions about their management.

c)	Ensure that risk control and management systems are mitigating risks effectively in the frame of the policy drawn up by the Board of Directors.

Complies

47.	Appointees to the Nomination and Remuneration Committee – or of the Nomination Committee and Remuneration Committee, if separately constituted – should have the right balance of knowledge, skills and experience for the functions they are called on to discharge. The majority of their members should be independent Directors.

Complies

48.	Large cap companies should operate separately constituted Nomination and Remuneration Committees.

Explain

Article 40 of the Bylaws, and Article 23 of the Regulation of the Board of Directors, expressly state, on regulating the Nominating, Compensation and Corporate Governance Committees, that the Board of Directors shall be entitled to set up two Committees, separately giving each of them powers for appointments, and the other the powers for remuneration, while the corporate governance powers may be included in either one of them.

Notwithstanding the above, The Board of Directors of Telefónica, S.A. currently has seven Consultative Committees, in addition to its Executive Commission: which are the Audit and Control Committee, the Nominating, Compensation and Corporate Governance Committee, Regulation Committee, Service Quality and Customer Care Committee, Institutional Affairs Committee, Innovation Committee and the Strategy Committee).

To date, the Board of Directors has not considered separating the functions of the Nominating, Compensation and Corporate Governance Committee because it believes that by putting the powers to assess Directors and determine their remuneration in the same Committee, is helpful to coordinate and to produce a results-driven remuneration system (pay for performance).

Telefónica, S.A.    339

2015 Consolidated Financial Statements

49.	The Nomination Committee should consult with the company’s Chairman and chief executive, especially on matters relating to Executive Directors.

When there are vacancies on the Board, any Director may approach the Nomination Committee to propose candidates that it might consider suitable.

Complies

50.	The Remuneration Committee should operate independently and have the following functions in addition to those assigned by law:

a)	Propose to the Board the standard conditions for senior officer contracts.

b)	Monitor compliance with the remuneration policy set by the company.

c)	Periodically review the remuneration policy for Directors and senior officers, including share-based remuneration systems and their application, and ensure that their individual compensation is proportionate to the amounts paid to other Directors and senior officers in the company.

d)	Ensure that conflicts of interest do not undermine the independence of any external advice the Committee engages.

e)	Verify the information on Director and senior officers’ pay contained in corporate documents, including the annual Directors’ remuneration statement.

Complies

51.	The Remuneration Committee should consult with the company’s Chairman and chief executive, especially on matters relating to Executive Directors and senior officers.

Complies

52.	The terms of reference of supervision and control committees should be set out in the Board of Directors regulations and aligned with those governing legally mandatory board committees as specified in the preceding sets of recommendations. They should include at least the following terms:

a)	Committees should be formed exclusively by Non-executive Directors, with a majority of independents.

b)	They should be chaired by independent Directors.

c)	The Board should appoint the members of such committees with regard to the knowledge, skills and experience of its Directors and each committee’s terms of reference; discuss their proposals and reports; and provide report-backs on their activities and work at the first board plenary following each committee meeting.

d)	They may engage external advice, when they feel it necessary for the discharge of their functions.

e)	Meeting proceedings should be minuted and a copy made available to all board members.

Telefónica, S.A.    340

2015 Consolidated Financial Statements

1. The supervision and control committees which are attributed the powers referred to in recommendation 52 are the Audit and Control Committee and the Nominating, Compensation and Corporate Governance Committee. The composition and operation rules of the two Committees are set out in the Regulation of the Board of Directors and are not only consistent with legally dispositions applicable but are also an improvement upon them, in certain areas. For example, according to the Regulation of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee must have a majority of independent members, as opposed to the minimum of two according to prevailing laws. In fact, in practice the five members of this committee are all independent.

2. The Board of Directors has other Consultative Committees which are allocated other functions (Regulation, Service Quality and Customer Service, Institutional Affairs Committee, Innovation and Strategy), which are strongly linked with the businesses developed by the Company and with management aspects.

These Committees are not expressly regulated in the Regulation of the Board of Directors or they are regulated with fewer details as those which are legally mandatory.

In particular, it has been decided that Committees with powers in matters linked to the Company’s businesses and management aspects do not necessarily have to be chaired by independent Directors nor do most of the members of the committees need to have independent directors, but that it is preferable to take into account the technical knowledge and specific expertise of their members when appointing the Director to chair them and the other Directors who should sit on these committees.

53.	The task of supervising compliance with corporate governance rules, internal codes of conduct and corporate social responsibility policy should be assigned to one board committee or split between several, which could be the Audit Committee, the Nomination Committee, the Corporate social responsibility Committee, where one exists, or a dedicated committee established ad hoc by the Board under its powers of self-organisation, with at the least the following functions:

a)	Monitor compliance with the company’s internal codes of conduct and corporate governance rules.

b)	Oversee the communication and relations strategy with shareholders and investors, including small and medium-sized shareholders.

c)	Periodically evaluate the effectiveness of the company’s corporate governance system, to confirm that it is fulfilling its mission to promote the corporate interest and catering, as appropriate, to the legitimate interests of remaining stakeholders.

d)	Review the company’s corporate social responsibility policy, ensuring that it is geared to value creation.

e)	Monitor corporate social responsibility strategy and practices and assess compliance in their respect.

f)	Monitor and evaluate the company’s interaction with its stakeholder groups.

g)	Evaluate all aspects of the non-financial risks the company is exposed to, including operational, technological, legal, social, environmental, political and reputational risks.

h)	Coordinate non-financial and diversity reporting processes in accordance with applicable legislation and international benchmarks.

Complies

54.	The corporate social responsibility policy should state the principles or commitments the company will voluntarily adhere to in its dealings with stakeholder groups, specifying at least:

a)	The goals of its corporate social responsibility policy and the support instruments to be deployed.

b)	The corporate strategy with regard to sustainability, the environment and social issues.

c)	Concrete practices in matters relative to: shareholders, employees, clients, suppliers, social welfare issues, the environment, diversity, fiscal responsibility, respect for human rights and the prevention of illegal conducts.

d)	The methods or systems for monitoring the results of the practices referred to above, and identifying and managing related risks.

e)	The mechanisms for supervising non-financial risk, ethics and business conduct.

f)	Channels for stakeholder communication, participation and dialogue.

g)	Responsible communication practices that prevent the manipulation of information and protect the company’s honour and integrity.

Telefónica, S.A.    341

2015 Consolidated Financial Statements

Complies

55.	The company should report on corporate social responsibility developments in its Directors’ report or in a separate document, using an internationally accepted methodology.

Complies

56.	Director’s remuneration should be sufficient to attract individuals with the desired profile and compensate the commitment, abilities and responsibility that the post demands, but not so high as to compromise the independent judgement of Non-executive Directors.

Complies

57.	Variable remuneration linked to the company and the Director’s performance, the award of shares, options or any other right to acquire shares or to be remunerated on the basis of share price movements, and membership of long-term savings schemes such as pension plans should be confined to Executive Directors.

The company may consider the share-based remuneration of Non-executive Directors provided they retain such shares until the end of their mandate. This condition, however, will not apply to shares that the Director must dispose of to defray costs related to their acquisition.

Complies

58.	In the case of variable awards, remuneration policies should include limits and technical safeguards to ensure they reflect the professional performance of the beneficiaries and not simply the general progress of the markets or the company’s sector, or circumstances of that kind.

In particular, variable remuneration items should meet the following conditions:

a)	Be subject to predetermined and measurable performance criteria that factor the risk assumed to obtain a given outcome.

b)	Promote the long-term sustainability of the company and include non-financial criteria that are relevant for the company’s long-term value, such as compliance with its internal rules and procedures and its risk control and management policies.

c)	Be focused on achieving a balance between the delivery of short, medium and long-term objectives, such that performance-related pay rewards ongoing achievement, maintained over sufficient time to appreciate its contribution to long-term value creation. This will ensure that performance measurement is not based solely on one-off, occasional or extraordinary events.

Complies

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2015 Consolidated Financial Statements

59.	A major part of variable remuneration components should be deferred for a long enough period to ensure that predetermined performance criteria have effectively been met.

Complies

60.	Remuneration linked to company earnings should bear in mind any qualifications stated in the external auditor’s report that reduce their amount.

Complies

61.	A major part of Executive Directors’ variable remuneration should be linked to the award of shares or financial instruments whose value is linked to the share price.

Complies

62.	Following the award of shares, share options or other rights on shares derived from the remuneration system, Directors should not be allowed to transfer a number of shares equivalent to twice their annual fixed remuneration, or to exercise the share options or other rights on shares for at least three years after their award.

The above condition will not apply to any shares that the Director must dispose of to defray costs related to their acquisition.

Explain

Executive Directors have the following shareholdings in Telefónica, S.A.:

- Mr. César Alierta Izuel has 5,293,554 voting rights which, valued at a price of 10.235 euros, account for 2.429% of his fixed remuneration.

- Mr. Jose María Álvarez-Pallete López has 553,208 voting rights which, valued at a price of 10.235 euros, account for 294% of his fixed remuneration.

- Mr. Santiago Fernández Valbuena has 217,554 voting rights which, valued at a price of 10.235 euros, account for 221% of his fixed remuneration.

These shareholdings owned by Executive Directors demonstrate their commitment to Telefónica, and show that their own interests are aligned with the other shareholders’ interests.

63.	Contractual arrangements should include provisions that permit the company to reclaim variable components of remuneration when payment was out of step with the Director’s actual performance or based on data subsequently found to be misstated.

Partially complies

Telefónica, S.A.    343

2015 Consolidated Financial Statements

The Nominating, Compensation and Corporate Governance Committee is empowered to propose that the Board of Directors cancels a variable remuneration payment in the event of circumstances such as those described in this recommendation: The Nominating, Compensation and Corporate Governance Committee will also assess if exceptional circumstances of this kind may even entail the termination of the relationship with the person responsible, proposing measures which are deemed pertinent to the Board of Directors.

64.	Termination payments should not exceed a fixed amount equivalent to two years of the Director’s total annual remuneration and should not be paid until the company confirms that he or she has met the predetermined performance criteria.

Partially complies

With regard to the termination of Executive Directors’ contracts, since 2006 the Company’s policy thereon has, in line with common market practices, included a clause giving them the right to receive compensation equivalent to two years’ remuneration based on the last fixed remuneration and the arithmetical mean of the sum of the last two annual variable payments received in the event that their employment relationship is ended for reasons attributable to the Company or is due to objective reasons such as a change of control in the Company. However, if the employment relationship is terminated for a breach attributable to the Executive Director or Executive, he/she will not be entitled to any compensation whatsoever.

The aforementioned compensation criteria are therefore included in contracts entered into since 2006.

In the case of pre-2006 contracts, the severance benefit to be received by an Executive Director according to their contract is not calculated as per these criteria, but rather is based on other circumstances of a personal or professional nature or on the time when the contract was signed. In these instances, the agreed economic compensation for the termination of the employment relationship, where applicable, consists of four years’ of remuneration at the most based on length of service at the Company. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.

The Executive Director no longer has indemnity or a “golden parachute” clause.

In general, the contracts of members of Senior Management (excluding Executive Directors) include a clause giving them the right to receive the economic compensation indicated below in the event that their employment relationship is ended for reasons attributable to the Company or, in some instances, is due to objective reasons such as a change of control in the Company. However, if the employment relationship is terminated because of a breach attributable to the Executive, he/she will not be entitled to any compensation whatsoever. That notwithstanding, in certain cases the severance benefit to be received by the member of Senior Management according to their contract is not calculated as per these general criteria, but rather is based on other circumstances of a personal or professional nature or on the time when the contract was signed. The agreed economic compensation for the termination of the employment relationship, where applicable, consists of a maximum of three times annual remuneration plus another year based on length of service at the Company. Annual remuneration on which the indemnity is based is the last fixed remuneration and the arithmetic mean of the last two variable remuneration payments received by contract.

Meanwhile, contracts that tie employees to the Company under a common employment relationship do not include indemnity clauses for the termination of their employment In these cases, the employee is entitled to any indemnity set forth in prevailing labour legislation. However, contracts of some company employees, depending on their level and seniority, as well as their personal or professional circumstances or when they signed their. contracts, establish their right to receive compensation in the same cases as in the preceding paragraph, generally consisting of a year and a half of salary. The annual salary on which the indemnity is based is the last fixed salary and the average amount of the last two variable payments received by contract.

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H	Other information of interest

1.	If you consider that there is any material aspect or principle relating to the corporate governance practices followed by your company that has not been addressed in this report and which is necessary to provide a more comprehensive view of the corporate governance structure and practices at the company or group, explain briefly.

—

2.	You may include in this Section any other information, clarification or observation related to the above sections of this report, provided that they are relevant and non-reiterative.

Specifically indicate whether the company is subject to corporate governance legislation from a country other than Spain and, if so, include the compulsory information to be provided when different to that required by this report.

3.	The company may also state whether it voluntarily subscribes to other international, sectorial or other ethical principles or standard practices. If applicable, identify the name of the code and date of subscription.

GENERAL CLARIFICATION: It is hereby stated that the details contained in this report refer to the financial year ended on December 31, 2015, except in those issues in which a different date of reference is specifically mentioned.

- Note 1 to Section A.2.]

On February 9, Blackrock, Inc. filed a Schedule 13G at the Securities Exchange Commission stating that it indirectly owned a total of 253,632,799 shares of Telefónica, S.A. (accounting for 5.09% of the share capital of Telefónica, S.A., at the date of this report). However, as expressly indicated in the aforementioned Schedule 13G, Blackrock, Inc. only has voting rights for 233,260,845 shares of Telefónica, S.A. (which account for 4.68% of the share capital of Telefónica, S.A. at the date of this report).

- Note 2 to Section A.3.]

It should be noted that the Company has an Internal Code of Conduct for Securities Markets Issues setting out, among other issues, the general operating principles for Directors and senior executives when carrying out personal trades involving securities issued by Telefónica, S.A. and financial instruments and contracts whose underlying securities or instruments are issued by the Company.

The general operating principles of this Internal Code of Conduct include transactions subject to notification, action limitations as well as the minimum holding period when acquiring securities in the Company, during which time these may not be transferred, except in the event of extraordinary situations that justify their transfer, subject to authorisation by the Regulatory Compliance Committee.

- Note 3 to Section A.3.]

On January 26, 2016 and February 18, 2016, Mr. César Alierta Izuel notified the Spanish Securities Market Commission of the acquisition of 15 share and 17 shares, respectively, of Telefónica, S.A., as part of the Global Employee Share Plan (“GESP”) approved by the Ordinary General Shareholders Meeting of the Company held on May 30, 2014.

On January 26, 2016 and February 18, 2016, Mr. José María Álvarez-Pallete López notified the Spanish Securities Market Commission of the acquisition of 15 share and 17 shares, respectively, of Telefónica, S.A.,

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as part of the Global Employee Share Plan (“GESP”) approved by the Ordinary General Shareholders Meeting of the Company held on May 30, 2014.

On January 26, 2016 and February 18, 2016, Mr. Santiago Fernández Valbuena notified the Spanish Securities Market Commission of the acquisition of 11 share and 13 shares, respectively, of Telefónica, S.A., as part of the Global Employee Share Plan (“GESP”) approved by the Ordinary General Shareholders Meeting of the Company held on May 30, 2014.

- Note 4 to Section A.3.]

At the General Shareholders Meeting on May 18, 2011, shareholders approved the introduction of a long-term incentive plan for managers of the Group (including Executive Directors) known as the Performance & Investment Plan (“PIP”). Under this plan, participants who met the qualifying requirements were awarded a certain number of Telefónica, S.A. shares as a form of variable remuneration. This General Shareholders Meeting approved the maximum number of shares to be awarded to Executive Directors subject to their meeting the Co-Investment requirement established in the Plan and the maximum target total shareholder return (TSR) established for each phase.

Moreover, at the General Shareholders’ Meeting on May 30, 2014, shareholders approved the introduction of a new long-term incentive plan for managers of the Group (including Executive Directors), also known as the Performance & Investment Plan (“PIP”). Under this plan, participants who met the qualifying requirements were also awarded a certain number of Telefónica, S.A. shares as a form of variable remuneration. This General Shareholders’ Meeting approved the maximum number of shares to be awarded to Executive Directors subject to their meeting the co-investment requirement established in the Plan and the maximum target total shareholder return (TSR) established for each phase.

In accordance with the above, the amounts appearing in Section A.3. of this report under “Number of direct votes” and “Equivalent number of shares” (i.e. Mr. César Alierta Izuel, 972,000-1,518,750; Mr. José María Álvarez-Pallete López, 576,000-900,000; and Mr. Santiago Fernández Valbuena, 208,000-325,000) relate to the theoretical number of shares assigned and the maximum possible number of shares in the third phase of the Plan approved by the General Shareholders Meeting of 30 May 2014, if the co-investment requirement established in the Plan and the maximum target TSR established for each phase are met.

In the case of Mr. Santiago Fernández Valbuena, the above figure includes 500,000 call options, granting him the right to acquire 500,000 shares of Telefónica, S.A. on the expiry date (September 2, 2016), with a strike price of 15.31 euros.

- Note 5 to Section A.6.]

Shareholder Pact between Telefónica, S.A. – China Unicom (Hong Kong) Limited

In accordance with the provisions of Article 112, Section 2 of the Securities Market Act 24/1988, of July 28 (currently replaced by Article 531 Section 1 of the revised text of the Spanish Corporations Act approved by Royal Decree Law 1/2010, of July 2), on October 22, 2009, the Company notified the Spanish Securities Market Commission (Comisión Nacional del Mercado de Valores, “CNMV”) that on September 6, 2009 Telefónica had entered into a mutual share exchange agreement with China Unicom (Hong Kong) Limited, whose clauses 8.3 and 9.2 are considered a shareholder agreement as per Article 530 of the Spanish Corporations Act. By virtue of these clauses, Telefónica may not, while the strategic partnership agreement is in force, offer, issue or sell a significant number of its shares or any convertible security or security that confers the right to subscribe or acquire a significant number of shares of Telefónica, S.A. to any of the main competitors of China Unicom (Hong Kong) Limited. In addition, China Unicom (Hong Kong) Limited undertook not to sell, use or transfer, directly or indirectly, for a period of one year its share in Telefónica’s voting share capital (excluding intragroup transfers). This undertaking was rendered null and void when the aforementioned period of one year had elapsed.

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At the same time, both parties also undertook similar obligations with respect to the share capital of China Unicom (Hong Kong) Limited.

This mutual share exchange agreement, which includes the shareholder agreement, was filed with the Madrid Mercantile Registry on November 24, 2009.

On January 23, 2011, Telefónica, S.A. and China Unicom (Hong Kong) Limited (“China Unicom”) signed an extension to their Strategic Partnership Agreement, in which both companies agreed to strengthen and deepen their strategic cooperation in certain business areas, and committed to investing the equivalent of 500 million US dollars in ordinary shares of the other party. Through its subsidiary Telefónica Internacional, S.A.U., Telefónica acquired a number of China Unicom shares amounting to 500 million US dollars from third parties, within nine months of signature of this agreement. In recognition of China Unicom’s stake in Telefónica, the latter commits to proposing the appointment of a board member nominated by China Unicom in the next General Shareholders’ Meeting, in accordance with prevailing legislation and the Company’s By-laws. The General Shareholders’ Meeting held on May 18, 2011 duly approved the appointment of China Unicom’s nominee, Mr. Chang Xiaobing, as member of the Board of Directors.

China Unicom completed the acquisition of Telefónica shares on January 28, 2011, giving it ownership of 1.37% of the Company’s capital.

The Telefónica Group purchased China Unicom shares during 2011 to the amount of 358 million euros. At December 31, 2011, the Telefónica Group held a 9.57% stake in the company.

On June 10, 2012, Telefónica, S.A. through its wholly-owned subsidiary Telefónica Internacional, S.A.U., and China United Network Communications Group Company Limited, through a wholly-owned subsidiary, signed an agreement for the purchase by the latter of 1,073,777,121 shares in China Unicom (Hong Kong) Limited owned by Telefónica, equivalent to 4.56% of its capital.

After securing the requisite regulatory authorizations, the sales transaction was completed on July 30, 2012.

Subsequent to the transaction, Telefónica and China Unicom remained firmly committed to their Strategic Partnership.

Telefónica agreed not to sell the shares it holds directly and indirectly in China Unicom for a period of 12 months as from the date of the agreement.

On November 10, 2014 Telefónica sold 597,844,100 shares in China Unicom, representing 2.5% of the capital of the latter, in a block trade process, at a price of HK $ 11.14 per share, in a total amount of HK $ 6,660 million, approximately 687 million euros at exchange rates on that date.

Telefónica undertook not to sell any shares held directly or indirectly in China Unicom on the market for a period of 12 months from the selling date.

Telefónica maintains its commitment to the Strategic Partnership with China Unicom.

Shareholder Pact between Telefónica, S.A. – Vivendi, S.A.

In September, after the regulatory approval from Conselho Administrativo de Defesa Econômica (CADE), Telefónica, S.A. delivered 46.0 million of its treasury shares representing 0.95% of its share capital, in exchange for 58.4 million preference shares of Telefónica Brasil, S.A. (received by Vivendi, S.A. as part of the acquisition of GVT Participaçoes, S.A.), accounting for approximately 3.5% of the share capital of Telefónica Brasil, S.A.

By virtue of this agreement, Vivendi, S.A. has agreed to a number of obligations, including the following: (i) to refrain from selling shares of Telefónica during certain periods (lock up), and (ii) accept certain restrictions which, in the event of transfer, once the lock up periods have elapsed, guarantee that such shares are sold in an orderly manner.

This agreement is subject to approval by the Conselho Administrativo de Defesa Econômica (CADE).

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- Note 6 to Section A.9.bis]

As stated in Section A.6 of this report, in September 2015, after the regulatory approval from Coselho Administrativo de Defesa Econômico (CADE), Telefónica, S.A. entered into an agreement with Vivendi, S.A., whereby Telefónica undertook to delivered to Vivendi 46.0 million of its treasury shares representing 0.95% of its share capital, in exchange for 58.4 million preference shares of Telefónica Brasil, S.A. (received by Vivendi, S.A. as part of the acquisition of GVT Participaçoes, S.A.), accounting for approximately 3.5% of the share capital of Telefónica Brasil, S.A.

By virtue of this agreement, Vivendi, S.A. has agreed to a number of obligations, including the following: (i) refrain from selling shares of Telefónica during certain periods (lock up), and (ii) accept certain restrictions which, in the event of transfer, once the lock up periods have elapsed, guarantee that such shares are sold in an orderly manner.

Now that these lock up periods have elapsed, Telefónica cannot say if Vivendi, S.A. has proceeded to sell, either partially or in full, the 46.0 million shares which account for 0.95% of the share capital of Telefónica, S.A. However, the aforesaid percentage of 0.95% of share capital has not been included in the percentage of “estimated free-float capital” set out in section A.9.bis of this Report.

- Note 7 to Section A.10.]

In accordance with Article 26 of the Corporate By-laws, no shareholder may cast a number of votes in excess of 10% of the total voting capital existing at any time, regardless of the number of shares held by such shareholder and in full compliance with mandatory requirements of law. In determining the maximum number of votes that each shareholder may cast, only the shares held by each such shareholder shall be computed. It does not include additional votes cast on behalf of other shareholders who may have appointed them as proxy, who are themselves likewise restricted by the 10% voting ceiling.

The limit described above also applies to the number of votes that can be cast either jointly or separately by two or more legal entity shareholders belonging to the same corporate group and to the number of votes that may be cast altogether by an individual or legal entity shareholder and any entity or entities that they directly or indirectly control and which are also shareholders.

For the purposes of the provisions contained in the preceding paragraph, the provisions of Section 18 of the current Spanish Corporations Act shall apply in order to decide whether or not a group of entities exists and to examine the situations of control indicated above.

In relation to the above and in accordance with the provisions of Article 527 of the Spanish Corporations Act, any clauses in the By-laws of listed corporations that directly or indirectly restrict the number of shares that may be cast by a single shareholder by shareholders belonging to the same group or by any parties acting together with the aforementioned, will be rendered null and void when, subsequent to a takeover bid, the buyer has a stake equal to or over 70% of share capital which confers voting rights, unless the buyer was not subject to neutralization measures to prevent a takeover bid or had not adapted these measures accordingly.

- Note 8 to Section C.1.12.]

Mr. Ignacio Moreno Martínez of Secuoya, Grupo de Comunicación, S.A., is the individual representing the Board member Cardomana Servicios y Gestiones, S.L.

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- Note 9 to Section C.1.16.]

For these purposes, Senior Executives are understood to be individuals who perform senior management functions reporting directly to the management bodies, or their Executive Commissions or CEOs. For the purposes of annual remuneration, the head of Internal Audit is also included.

- Note 10 to Section C.1.17.]

Mr. Antonio Massanell Lavilla is the Non-Executive Chairman of Cecabank, S.A.

Mr. Antonio Massanell Lavilla is member of the supervisory board of Erst Group Bank

Mr. José Fernando de Almansa Moreno-Barreda is Acting Director of Grupo Financiero BBVA Bancomer, S.A. de C.V. and of BBVA Bancomer, S.A.

- Note 11 to Section C.1.18]

Following the approval of the resolutions to amend the Bylaws and the Regulations of the Board of Directors adopted in the General Shareholders Meeting held on June 12, 2015, the Board of Directors held a meeting on November 25, 2015 in which it approved the amendment of its Regulations, within a framework of proper coordination between the regulatory texts dealing with the corporate governance regulations of the Company.

As with the amendments of the Bylaws, the modification of the Board of Directors Regulations is mainly aimed at incorporating the amendments approved by the General Shareholders Meeting in the regulatory text, thereby adapting it to the legal reforms introduced in the Spanish Corporations Act by Act 31/2014, of 3 December, which amends the Spanish Corporations Act in order to improve corporate governance.

The amendment of the Board of Directors’ Regulation, i) has taken into account the contents of the new recommendations included in the Corporate Governance Code of Listed Companies, approved by a resolution of the Board of the National Securities Exchange Commission (CNMV) on February 18, 2015, given the Company’s multi-national profile and its specific characteristics; and ii) has taken advantage of the reform to adapt the Regulations of the Board of Directors to the new developments in the Audit and Control Committee regulation introduced by the Account Auditing Act 22/2015, of 20 July.

In particular, the proposal focuses on the following areas:

1. Amendment of Articles 5 and 7, concerning General Functions and the Business Principles of the Board of Directors, to: i) reflect the new legal dispositions of Articles 249 bis and 529 ter of the Spanish Corporations Act, and ii) adapt its content to Articles 204.1, 217.4 and 228.d) of the Spanish Corporations Act and comply with Recommendation 12 of the Corporate Governance Code of Listed Companies.

2. Amendment of Article 9, regarding the Qualitative Composition of the Board of Directors, to adapt it to the wording of Article 529 duodecies of the Spanish Corporations Act.

3. Amendment of Articles 10, 11 and 12, on the Nominating and Termination of Directors (Article 10 “Selection, nominating, re-election and ratification of Directors”; Article 11 “Tenure”; and Article 12 “Termination of Directors”), to: i) adapt them to the requirements introduced in Articles 529 decies.7 and 529 bis of the Spanish Corporations Act and also, partially, the contents of Recommendation 14 of the Corporate Governance Code of Listed Companies, ii) its/their adaptation to the amendment of Article 29.1 of the Bylaws, which is in turn necessitated by Article 529 undecies of the Spanish Corporations Act, and iii) formalise compliance of Recommendations 21 and 24 of the Corporate Governance Code of Listed Companies.

4. Amendment of Articles 13 and 14, concerning the Chairman and Vice Chairman of the Board of Directors, to adapt the new dispositions of Article 529 sexies of the Spanish Corporations Act, and taking into account Recommendation 33 of the Corporate Governance Code for Listed Companies.

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5. Amendment of Article 17, regarding the Lead Independent Director, to adapt it to the new Article 529 septies of the Spanish Corporations Act, and comply with Recommendation 34 of the Corporate Governance Code for Listed Companies.

6. Amendment of Articles 18 and 19, concerning the Meetings and Development of meetings of the Board of Directors, to adapt the new dispositions of Article 529 quáter, 529 sexies and 529 octies of the Spanish Corporations Act, and taking into account the contents of Recommendation 31 of the Corporate Governance Code for Listed Companies.

7. Amendment of Article 22, which concerns the Audit and Control Committee, to adapt it to Article 529 quaterdecies of the Spanish Corporations Act following the reforms set out in the Account Auditing Act 22/2015, of 20 July, and complying with Recommendations 39 and 44 of the Corporate Governance Code for Listed Companies.

8. Amendment of Article 23, on the Nominating, Remuneration and Corporate Governance Committee, to adapt it to Article 529 quindecies of the Spanish Corporations Act, and to comply with Recommendations 49, 50 and 51 of the Corporate Governance Code of Listed Companies.

9. Amendment of Articles included in Chapter II of Title V of the Board of Directors’ Regulations, concerning Directors’ Obligations (Article 28 “Duty of diligence”; Article 29 “Duty of loyalty”; Article 30 “Specific manifestations of the duty of loyalty”; and Article 33 “Directors’ Responsibility”); to adapt their content to Articles 225, 227, 228, 229, and 230 of the Spanish Corporations Act, taking into account the contents of Recommendation 25 of the Corporate Governance Code for Listed Companies.

10. Amendment of Articles 34 and 35, on the Remuneration of the Board of Directors, to adapt them to the amendment of Article 35 of the Bylaws, and the wording of Articles 529 septdecies and 529 octodecies and –partially – 217.4, all in the Spanish Corporations Act. Technical improvements and improvements in wording are also introduced.

11. Amendment of Articles included in Title VI, concerning the Relations of the Board of Directors (Article 36 “Shareholder relations”; Article 37 “Relations with institutional investors”, which is changed to “Publicity of shareholder relations”; Article 38 “Related party transactions”; Article 39 “Market Relations”; and Article 40 “Relations with Auditor”), in order to adapt them to the dispositions of Articles 230 and 529 ter of the Spanish Corporations Act and to include and to take into account the contents of Recommendations 4, 8, 18, 32 and 42 of the Corporate Governance Code for Listed Companies.

12. A new revised text to include the amendments made in previous sections.

- Note 12 to Section C.1.19.]

Selection and appointment

Telefónica’s Bylaws state that the Board of Directors shall be composed of a minimum of five members and a maximum of twenty, to be appointed at the General Shareholders Meeting. Directors are appointed for a period of no longer than four years, and may be re-elected for one or more subsequent periods of no longer than four years at a time. The Board of Directors may, in accordance with the Spanish Corporations Act and the Company Bylaws, provisionally co-opt Directors to fill any vacancies.

The Board of Directors shall have the power to fill, on an interim basis, any vacancies that may occur therein, by appointing, in such manner as is legally allowed, the persons who are to fill such vacancies until the holding of the next General Shareholders Meeting.

Also, in all cases, proposed appointments of Directors must follow the procedures set out in the Company’s Bylaws and Regulations of the Board of Directors and be preceded by the appropriate favourable report by the Nominating, Compensation and Corporate Governance Committee and in the case of independent Directors, by the corresponding proposal by the Committee. Proposals for individuals to represent legal entities (companies) have to be made following a report by the Nominating, Compensation and Corporate Governance Committee.

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Therefore, in exercise of the powers delegated to it, the Nominating, Compensation and Corporate Governance Committee must assess the skills, knowledge and experience required in the Board of Directors, defining the functions and abilities needed by candidates to cover each vacancy,and evaluating the time and dedication needed for them to efficiently perform their duties. It will also have to escalate proposed appointments of independent Directors to the Board of Directors by co-option or for the decision to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting. It will also have to escalate proposed appointments of other Company Directors to the Board of Directors for appointment by co-option or for the design to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting.

In line with the provisions of its Regulations, the Board of Directors, exercising the right to fill vacancies by interim appointment and to propose appointments to the shareholders at the General Shareholders Meeting, shall ensure that, in the composition of the Board of Directors, external or non-executive Directors represent an ample majority over executive Directors. Similarly, the Board shall ensure that the total number of independent Directors represents at least one third of the total number of Board members.

The nature of each Director shall be explained by the Board of Directors to the shareholders at the General Shareholders Meeting at which the appointment thereof must be made or ratified. Furthermore, such nature shall be reviewed annually by the Board after verification by the Nominating, Compensation and Corporate Governance Committee, and reported in the Annual Corporate Governance Report.

In any event, and in the event of re-election or ratification of Directors by the General Shareholders Meeting, the report of the Nominating, Compensation and Corporate Governance Committee, or, in the case of independent Directors, the proposal of said Committee, will contain an assessment of the work and effective time devoted to the post during the last period in which it was held by the proposed Director.

Both the Board of Directors and the Nominating, Compensation and Corporate Governance Committee shall ensure, within the scope of their respective powers, that those proposed for the post of Director should be persons of recognised calibre, qualifications and experience, who are willing to devote the time and effort necessary to carrying out their functions, and shall take extreme care in the selection of persons to be appointed as independent Directors.

The Board of Directors will have to ensure that Board members are selected using procedures that guarantee gender equality and diversity of knowledge and experience, that prevent any underlying bias would could cause any kind of discrimination, and, in particular, that the procedures should favour the selection of female directors.

In its meeting on November 25, 2015, the Board of Directors approved a Female Director Selection Policy which is aimed at ensuring that appointment or re-election proposals meet the Board’s requirements as set out in a preliminary analysis, encouraging gender equality and diversity of knowledge and experience, preventing any underlying bias would could cause any kind of discrimination. This Director Selection Policy is available on the Company’s corporate website.

The result of the preliminary analysis of the needs of the Board of Directors will be set out in the report of the Nominating, Compensation and Corporate Governance Committee, which will be published on calling the General Shareholders Meeting at which each Director will be submitted for ratification, appointment or re-election.

Every year, the Nominating, Compensation and Corporate Governance Committee will check that the Director selection policy is complied with, and will report with such information in the Annual Corporate Governance Report.

Re-election

Directors can be re-elected once or several times for the same periods as the initial period.

As with appointments, proposals for the reappointment of Directors must be preceded by the corresponding report by the Nominating, Compensation and Corporate Governance Committee, and in the case of independent Directors, by the corresponding proposal by the Committee.

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Appraisal

In accordance with the Regulations of the Board of Directors, the Nominating, Compensation and Corporate Governance Committee has the powers to organise and coordinate, together with the Chairman of the Board of Directors, the regular assessment of said body, after which the Board of Directors approves the assessment of its function and the functioning of its Committees.

In accordance with the above, it should be noted that the Board of Directors and its Committees carry out a periodic evaluation of the operation of the Board of Directors and of the Committees thereof in order to determine the opinion of Directors regarding the workings of these bodies and to establish any proposals for improvements to ensure the optimum working of the company’s governing bodies.

Removal and dismissal

Directors’ shall cease to hold office when the term for which they were appointed expires, or when so resolved by the shareholders at the General Shareholders Meeting in the exercise of the powers legally granted to them.

Directors who give up their place before their tenure expires, should state their reasons in a letter to be sent to all members of the Board of Directors.

The Board of Directors shall not propose the removal of any independent Director prior to the end of the Bylaw-mandated period for which they have been appointed, unless there are due grounds therefore acknowledged by the Board alter a report from the Nominating, Compensation and Corporate Governance Committee. Specifically, due grounds shall be deemed to exist when the Director has failed to perform the duties inherent to his position.

The removal of independent Directors may also be proposed as a result of Takeover Bids, mergers or other similar corporate transactions that represent a change in the structure of the Company’s capital.

- Note 13 to Section C.1.31.]

In accordance with US securities market regulations, the information contained in the Annual Report in 20-F format (which includes the Consolidated Financial Statements of the Telefónica Group), filed with the Securities and Exchange Commission, is certified by the Executive Chairman of the Company and by the CFO. This certification is made after the Financial Statements have been prepared by the Board of Directors of the Company.

- Note 14 to Section C.1.39.]

Financial year 1983 was the first audited by an External Auditor. Previously the financial statement were revised by chartered accountants (known at the time as “censores de cuentas”). Therefore, 1983 is the base year taken for calculating the percentage in the case of audits of the Financial Statements of Telefónica, S.A., while 1991 is the date taken for the calculation of the percentage in the case of the Consolidated Financial Statements, as 1991 was the first year in which the Telefónica Group prepared Consolidated Financial Statements.

- Note 15 to Section C.2.1]

Pursuant to the provisions of Article 39 of the Corporate Bylaws of Telefónica, S.A., Article 22 of the Regulations of the Board of Directors of the Company regulates the Audit and Control Committee in the following terms:

a) Composition.

The Audit and Control Committee shall consist of such a number of members as the Board of Directors determines at any given time, who shall in no case be less than three and shall be appointed by the Board of Directors. All members thereof must be external or non-executive Directors, and most of them must be at

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least Independent Directors. When appointing its members, and, in particular, when appointing its Chairman, the Board of Directors shall take into account the appointees’ knowledge and experience in matters of accounting, auditing or both, as well as in risk management. Overall, the members of the Committee will have the adequate technical knowledge in relation to the Company’s sector of activity.

The Chairman of the Audit and Control Committee, who shall in all events be an independent Director, shall be appointed from among its members, and shall be replaced every four years; he may be re-elected after one year from the date when he ceased to hold office.

b) Duties.

Without prejudice to any other tasks that the Board of Directors may assign thereto, the primary duty of the Audit and Control Committee shall be to support the Board of Directors in its supervisory duties. Specifically, it shall have at least the following powers and duties:

1)	Report to the General Shareholders Meeting regarding matters addressed in the Committee for which it is responsible, and, in particular, regarding the result of the audit, and explain how the audit has improved the integrity of the financial information and the function played by the Committee in this process.

2)	Escalate proposals for selection, appointment, re-election and replacement of the external auditor to the Board of Directors, taking responsibility for the selection process as established in prevailing laws, as well as the recruitment conditions, and regularly gather information from the auditor about the audit plan and its execution, as well as safeguarding its independence in exercising its functions.

3)	To supervise internal audit and, in particular:

a)	Ensure the independence and efficiency of the internal audit function;

b)	Propose the selection, appointment and removal of the person responsible for the internal audit;

c)	Propose the budget for such service;

d)	Review the annual internal audit work plan and the annual activities report;

e)	Receive periodic information on its activities; and

f)	Verify that the senior executive officers take into account the conclusions and recommendations of its reports.

4)	Oversee the process of preparing and presenting mandatory financial reporting and submitting recommendations of proposals to the administrative body aimed at safeguarding its integrity. With respect thereto, it shall be responsible for supervising the process of preparation and the completeness of the financial information relating to the Company and the Group, reviewing compliance with regulatory requirements, the proper determination of the scope of consolidation, and the correct application of accounting standards, informing the Board of Directors thereof.

5)	Monitor the effectiveness of the Company’s internal control, internal audit and risk management systems, including fiscal risks, and discuss with the Auditors significant weaknesses in the internal control system detected during the audit, without compromising their independence at any time. For that purposes, if deemed necessary, it can submit recommendations or proposals to the Board of Directors and an appropriate monitoring period. With respect thereto, it shall be responsible for proposing to the Board of Directors a risk control and management policy, which shall identify at least the following:

a)	the types of risk (operational, technological, financial, legal and reputational) facing the company;

b)	the risk level that the Company deems acceptable; the measures to mitigate the impact of the identified risks, should they materialise; and

c)	the control and information systems to be used to control and manage these risks.

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6)	Establish and supervise a system that allows employees to confidentially and anonymously report potentially significant irregularities, particularly any financial and accounting irregularities detected within the Company.

7)	Establish and maintain appropriate relations with the Auditor in order to receive, for review by the Committee, information on all matters that could jeopardize the Auditor’s independence, and, when applicable, the authorisation of permitted services, according to current legislation, and such other communications as may be provided for in auditing legislation and in technical auditing regulations. In any event, the Audit and Control Committee must receive, on an annual basis, written confirmation from the Auditor of its independence vis-à-vis the entity or entities directly or indirectly related thereto, as well as in-depth and individualised information regarding additional services of any kind provided as well as the fees received to such entities by the Auditor or by the persons or entities related thereto pursuant to the provisions of prevailing legislation.

8)	Issue on an annual basis, prior to the issuance of the audit report, a report stating an opinion on whether the independence of the Auditor is compromised. This report will focus on the assessment of the provision of each and every one of the additional services referred to in point 7) above, considered individual and in their entirety, other than legal audit, and in relation to the regime of independence or laws regulating auditing activities.

9)	Analyse and report on economic conditions, the accounting impact, and, if applicable, the proposed exchange ratio in structural and corporative modification transactions which the Company intends to perform, before being submitted to the Board of Directors.

10)	Preliminary reporting to the Board of Directors regarding all matters set out in prevailing legislation and in the Bylaws, and, in particular, concerning:

1.	The financial information that the Company must periodically disclose;

2.	The creation or acquisition of shareholdings in special purpose entities or companies with registered addresses in countries or territories considered to be tax havens; and

3.	Related party transactions.

11)	Exercise all the pertinent functions of the Audit Committee established at any given time by prevailing laws in regard to Group companies which are considered to be Public Interest Entities (as these are defined in applicable laws), provided that they are fully owned, either directly or indirectly, by the Company pursuant to applicable laws, and whose administration is not attributed to a Board of Directors.

The dispositions of sections 2, 7 and 8 are understood to be without prejudice to general auditing regulations.

c) Operation.

The Audit and Control Committee shall meet at least once every quarter and as often as appropriate, when called by its Chairman.

In the performance of its duties, the Audit and Control Committee may require that the Company’s Auditor and the person responsible for internal audit, and any employee or senior executive officer of the Company, attend its meetings.

Most significant actions during the year.

The main activities and actions carried out by the Audit and Control Committee of the Board of Directors of Telefónica, S.A. during 2015 concerned the powers and duties of the Committee, due to both legal requirements and also to the interest arising according to the nature of such powers. The Audit and Control Committee has analysed and reviewed a number of questions which include the following:

•

In financial matters: i) review of the Company’s financial reporting (2014 Annual Accounts and Management Reports, and the regular quarterly and half-yearly financial information), ii) review of prospectuses presented by the Company to different supervisory Bodies (which include the 20-F

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Financial Report and a number of Prospectuses for financing (shares and debt) arrangements), and iii) review of single-theme presentations on financial matters and changes in accounting standards.

•	Regarding the external auditor: i) proposed appointment and fees to be received, ii) review of audit tasks and limited reviews conducted by the external auditor with regard to the financial reporting referred to above.

•	Regarding internal control: i) of cross-cutting processes, investigations and inspections, ii) risk management system, and iii) inspection, investigation and fraud tasks in the field of regulatory compliance, including anti-corruption rules.

- Note 16 to Section C.2.1.]

Pursuant to the provisions of Article 40 of the Corporate Bylaws of Telefónica, S.A., Article 23 of the Regulations of the Board of Directors of the Company regulates the Nominating, Compensation and Corporate Governance Committee in the following terms:

a) Composition.

The Nominating, Compensation and Corporate Governance Committee shall consist of such a number of members as the Board of Directors determines at any given time, who shall in no case be less than three and shall be appointed by the Board of Directors. All members thereof must be external or non-executive Directors, and most of them must be at least Independent Directors.

The Chairman of the Nominating, Compensation and Corporate Governance Committee, who shall in all events be an Independent Director, shall be appointed from among its members.

b) Duties.

Notwithstanding other duties entrusted it by the Board of Directors, the Nominating, Compensation and Corporate Governance Committee shall have the following duties:

1)	Assess the skills, knowledge and experience necessary in the Board of Directors. For these purposes, it will define the roles and capabilities required of the candidates to fill each vacancy, and assess the time and dedication necessary for them to efficiently perform their duties.

2)	Set a target of representation for the least represented gender on the Board of Directors and provide guidelines about how this target might be reached.

3)	Escalate proposed appointments of independent Directors to the Board of Directors by co-option or for the decision to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting.

4)	Submit proposed appointments of other Company Directors to the Board of Directors for appointment by co-option or for the decision to be made by the General Shareholders Meeting, as well as proposals for the re-election or removal of said Directors by the General Shareholders Meeting. It will also have to escalate proposals for appointments or termination of the Secretary, and, if applicable, of the Deputy Secretary of the Board of Directors, and also proposals for the appointment, re-election and termination of Directors in their subsidiary companies.

5)	Report on proposals to appoint or to terminate the Senior Management of the Company and their subsidiaries.

6)	To report on the proposals for appointment of the members of the Executive Commission and of the other Committees of the Board of Directors, as well as the respective Secretary and, if applicable, the respective Deputy Secretary.

7)	To propose to the Board of Directors the appointment of the Lead Director from among the Independent Directors.

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8)	To organise and coordinate, together with the Chairman of the Board of Directors, a periodic assessment of the Board, pursuant to the provisions of these Regulations.

9)	To inform on the periodic assessment of the performance of the Chairman of the Board of Directors.

10)	To examine or organize the succession of the Chairman of the Board of Directors and, if applicable, to make proposals to the Board of Directors so that such succession occurs in an orderly and well-planned manner.

11)	To propose to the Board of Directors, within the framework established in the Corporate Bylaws, the compensation for the Directors and review it periodically to ensure that it is in keeping with the tasks performed by them, as provided in Article 34 of the Regulations of the Board.

12)	To propose to the Board of Directors, within the framework established in the Bylaws, the extent and amount of the compensation, rights and remuneration of a financial nature of the Chairman of the Board of Directors, the Executive Directors and the senior executives of the Company, as well as the basic terms of their contracts, for purposes of contractual implementation thereof.

13)	To prepare and propose to the Board of Directors an annual report regarding the Directors’ compensation policy.

14)	To verify information on the remuneration of Directors and senior management contained in the various corporate documents, including the annual report on Directors’ remuneration.

15)	To supervise compliance with the Company’s internal rules of conduct and the corporate governance rules thereof in effect from time to time.

16)	To exercise other powers assigned to the Nominating, Compensation and Corporate Governance Committee in this Regulation.

c) Operation.

In addition to the meetings provided for in the annual schedule, the Nominating, Compensation and Corporate Governance Committee shall meet whenever the Board of Directors of the Company or the Chairman of the Board of Directors requests the issuance of a report or the making of a proposal within the scope of its powers and duties, provided that, in the opinion of the Chairman of the Committee, it is appropriate for the proper implementation of its duties.

The Nominating, Compensation and Corporate Governance Committee will consult with the Chairman of the Board of Directors particularly when concerning matters relating to executive directors and senior officers.

Most significant actions during the year.

The main activities and actions carried out by the Nominating, Compensation and Corporate Governance Committee of the Board of Directors of Telefónica, S.A. during 2015 concerned the powers and duties of the Committee, due to both legal requirements and also to the interest of the matter arising in each case in accordance with such powers. The Nominating, Compensation and Corporate Governance Committee has analysed and informed a number of questions which include the following:

•	The policy and remuneration system for Directors and Executives of the Telefónica Group (fixed and variable remuneration, and action plans).

•	Proposed appointments relating to the Board of Directors of Telefónica, S.A. and Subsidiaries.

•	Proposed modifications in the organisational structure of the Telefónica Group.

•	Modifications in the corporate governance system of Telefónica, S.A., (Bylaws, Regulation of the General Shareholders Meeting and Board of Directors, Director Selection Policy and Reporting, Communication and Contacts with Shareholders, Institutional Investors and Voting Advisors of Telefónica, S.A.).

•	2014 Corporate Governance Report and Remuneration Report.

- Note 17 to Section D. 2.]

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It is important to note that:

Transactions included in this section under ´Other´, amounting to 18,498,985 with BBVA, S.A. refer to Dividends received 16,002 and to Derivatives 18,482,983.

Transactions included in this section under ´Other´, for the sum of 1,522,510 with BBVA, S.A. refer to Other Revenues (17,119), to Outstanding factoring operations (163,599), to Other Transactions (83), to Other Expenses (265) and to Derivatives (1,341,444).

Transactions included in this section under ´Other´, for the sum of 1,240,623 with “la Caixa” Group, refer to Derivatives.

Transactions included in this section under ´Other´, for the sum of 168,000 with “la Caixa” Group, refer to Other Expenses 18 and outstanding factoring operations 150,000.

In addition, the nominal value of outstanding derivatives held with BBVA and La Caixa in 2015 amounted to 19,824 and 1,241 million euros, respectively. As explained in Derivatives policy in Note 16 of the Consolidated Annual Accounts, this figure is inflated by the use in some cases of several levels of derivatives applied to the nominal value of a single underlying. The fair value of these same derivatives in the statement of financial position is 948 and -26 million euros, respectively, in 2015.

- Note 18 to Section D.5.]

The Director Mr. Carlos Colomer Casellas is an Independent Director of Abertis Infraestructuras, S.A., the parent company of the Abertis Group. Telefónica has entered into agreement with Abertis, through its company On Tower Telecom Infraestructuras, S.A. (formerly called Abertis Tower, S.A.), by virtue of which Telefónica España, S.A.U. has sold telephony towers for 94 and 224 million of euros in 2015 and 2014, respectively, reporting profits of 38 million euros in 2015 and of 193 million euros in 2014. it has also been arranged for On Tower Telecom Infraestructuras, S.A. to lease certain spaces in those infrastructure facilities in order for Telefónica Móviles España, S.A.U. to place its communication equipment.

On December 18, 2015, a Joint Venture was set up between China Unicom for the development of Big Data Services in China, using “Smart Steps” technology, developed by Telefônica. Telefônica has a stake of 45% through Telefônica Digital España, S.L. and China Unicom Broadband Online Limited Corp. has a stake of 55%. The share capital of this company amounts to 16 million of euros which has not been disbursed at December 31, 2015.

Finally, it should be said that as of the year 2010, Telefónica, S.A. adheres to the Code of Good Fiscal Practices, as approved by the Large Companies’ Forum – a body in which major Spanish companies and the Spanish tax authorities participate –, and complies with the content of the same.

Similarly, Telefónica Group is committed to the application of the Universal Declaration of Human Rights, the United Nations Global Compact, and other conventions and treaties agreed by international bodies such as the Organization for Economic Cooperation and Development and the International Labor Organization.

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This annual corporate governance report was approved by the company’s Board of Directors at its meeting held on February 24, 2016.

List whether any directors voted against or abstained from voting on the approval of this report.

No

Name or corporate name of director	Reasons (voted against, abstention, non-attendance)	Explain the reasons
—	—	—

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APPENDIX TO THE TELEFÓNICA, S.A. 2015 ANNUAL

CORPORATE GOVERNANCE REPORT

E.3 Indicate the main risks, including tax risks, which may prevent the company from achieving its targets.

The Telefónica Group’s business is conditioned by a series of intrinsic risk factors that affect the Group exclusively, as well as a series of external factors that are common to businesses of the same sector. The main risks and uncertainties facing the Company, and which could affect its business, its financial position, reputation, corporate image and brand, and its results, should be considered in conjunction with the information contained in the financial statements, and are as follows:

Group-related risks

Worsening of the economic and political environment could negatively affect Telefónica’s business.

Telefónica’s international presence enables the diversification of its activities across countries and regions, but it exposes Telefónica to various legislations, as well as to the political and economic environments of the countries in which it operates. Any adverse developments or even uncertainties in these countries, including exchange-rate or sovereign-risk fluctuations, may adversely affect the business, financial position, cash flows and/or the performance of some or all of the Group’s financial indicators.

Economic conditions may adversely affect the level of demand of existing and prospective customers as they may no longer deem critical the services offered by the Group.

Growth in Europe may be affected by political uncertainty in some European countries (including Spain), a possible revival of the crisis in Greece, restructuring of the banking sector, the impact of steps taken towards a EU banking union and a capital markets union and the referendum to be held in the near future in the United Kingdom, among others. In 2015, the Telefónica Group obtained 26.3% of its revenues in Spain and 16.7% in Germany.

In Latin America, higher exchange rate risks stand out after the large depreciation undergone by most currencies in this region, affected by the fall in commodity prices, the uncertainties about growth in China, and the interest rate evolution in the United States, among other macroeconomic factors. Abrupt exchange rate movements could especially be triggered by scenarios characterized by high inflation and fiscal and external deficits. In this regard, it should be noted that the Venezuelan bolivar exchange rate quoted in SIMADI has remained stable for a year despite the high increase in prices accumulated over this period, increasing the risk of readjustment. In addition, the Argentine peso (which already experienced a sharp depreciation in December 2015) is experiencing some depth constraints in its trading market, and the Brazilian real (which also experienced a depreciation in 2015) has remained volatile at the beginning of 2016. Cash flows from countries in this region could decrease, and financial conditions could become more unfavorable if any of these elements were to worsen in the future.

Some of the most significant macroeconomic risk factors in the region affect Brazil, where there is a combination of high inflation, negative economic growth rates and significant internal and external financing needs. All these elements have led to new downgrades to the country’s credit rating.

Moreover, the recent fall in oil prices and other commodity prices is having a negative impact on the external and fiscal accounts in Chile, Peru, Colombia, Mexico, and Ecuador (which has a dollarized economy, and is currently experiencing a lower supply of U.S. dollars).

In Argentina, the new government is focused on resolving Argentina’s macroeconomic and financial imbalances and on recovering international confidence. Although reforms taking place may have positive effects in the medium term, short term risks persist.

In Venezuela after the parliamentary elections in which the Democratic Unity Roundtable (an opposition coalition to the ruling United Social Party of Venezuela) claimed the majority of seats in the National Assembly, a new economic emergency decree was announced which could increase state control on private businesses. In addition, there continues to be very limited access to U.S. dollars.

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For the year ended December 31, 2015, Telefónica Hispanoamérica and Telefónica Brazil represented 30.5% and 23.4% of the Telefónica Group’s revenues, respectively. Moreover, approximately 35.6% of the Group’s revenues in the telephony business were generated in countries that do not have investment grade status (in order of importance Brazil, Argentina, Ecuador, Venezuela, Nicaragua, Guatemala, El Salvador and Costa Rica), and other countries are only one notch away from losing this threshold. At December 31, 2015 the percentage of Telefónica’s net financial debt in Latin American currencies stood at 13%.

“Country risk” factors include the following, among others:

•	unexpected adverse changes in regulation or administrative policies, including changes that modify the terms and conditions of licenses and concessions and their renewal (or delay their approval);

•	abrupt exchange rate movements;

•	expropriation or nationalization of assets, adverse tax decisions, or other forms of state intervention;

•	economic-financial downturns, political instability and civil disturbances; and

•	maximum limits on profit margins imposed in order to limit the prices of goods and services through the analysis of cost structures (for example, in Venezuela, a maximum profit margin has been introduced that will be set annually by the Superintendence for Defense of Socioeconomic Rights).

Any of the foregoing may adversely affect the business, financial position, results of operations and cash flows of the Group.

The Group’s financial condition and results of operations may be adversely affected if it does not effectively manage its exposure to foreign currency exchange rates, interest rates or financial investment risks.

At December 31, 2015, 49.1% of the Group’s net debt was pegged to fixed interest rates for a period greater than one year, while 28% was denominated in a currency other than the euro.

To illustrate the sensitivity of financial expenses to a change in short-term interest rates at December 31, 2015: (i) a 100 basis points increase in interest rates in all currencies in which Telefónica has a financial position at that date would lead to an increase in financial expenses of 245 million euros, (ii) whereas a 100 basis points decrease in interest rates in all currencies except the euro, the U.S. dollar and the pound sterling (these to zero rates in order to avoid negative rates), would lead to a reduction in financial expenses of 75 million euros. These calculations were made assuming a constant currency and a balance position equivalent to the position at that date and bearing in mind the derivative financial instruments arranged.

According to the Group’s calculations, the impact on net financial expense by changes in the value of a 10% depreciation of Latin American currencies against the U.S. dollar and a 10% depreciation of the rest of the currencies against the euro would result in exchange losses of 33 million euros, primarily due to the weakening of the Venezuelan bolívar fuerte and the Argentine peso. These calculations were made assuming a constant currency position with an impact on profit or loss at December 31, 2015, including derivative instruments in place. At December 31, 2015, 31.3% of the Telefónica Group’s operating income before depreciation and amortization (OIBDA) was concentrated in Telefónica Brazil and 38.2% in Telefónica Hispanoamérica.

The Telefónica Group uses a variety of strategies to manage these risks, mainly through the use of financial derivatives, which themselves also expose us to risk, including counterparty risk. Furthermore, the Group’s risk management strategies may not achieve the desired effect, which could adversely affect the Group’s business, financial condition, results of operations and cash flows.

Existing or worsening conditions in the financial markets may limit the Group’s ability to finance, and consequently, the ability to carry out its business plan.

The performance, expansion and improvement of the Telefónica Group’s networks, the development and distribution of the Telefónica Group’s services and products, the development and implementation of Telefónica’s strategic plan and new technologies, the renewal of licenses or the expansion of the Telefónica Group’s business in countries where it operates, may require a substantial amount of financing.

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A decrease in the liquidity of the Company, a difficulty in refinancing maturing debt or raising new funds as debt or equity, could force Telefónica to use resources allocated to investments or other commitments to pay its financial debt, which could have a negative effect on the Group’s business, financial condition, results of operations or cash flows.

Funding could be more difficult and costly in the event of a significant deterioration of conditions in the international or local financial markets (especially considering the recent volatility resulting from uncertainties regarding China, the decline in commodity prices and the hikes in interest rates approved by the Federal Reserve, all of which impact Latin America), or if there is an eventual deterioration in the solvency or operating performance of the Company, or if Telefónica’s divestment of its operations in the United Kingdom were to not be completed, or as a consequence of a credit rating downgrade of Spanish sovereign risk by rating agencies.

At December 31, 2015, gross financial debt scheduled to mature in 2016 amounted to 11,275 million euros (which includes the net position of derivative financial instruments and certain current payables), and gross financial debt scheduled to mature in 2017 amounted to 8,461 million euros.

In accordance with its liquidity policy, the Company has fully covered its gross debt maturities until the end of 2016 with cash and credit lines available at December 31, 2015, including a syndicated credit facility signed in November 2015 with several national and foreign institutions amounting to 3,000 million euros with a maturity of up to 27 months. Our liquidity could be affected if Telefónica’s divestment of its operations in the United Kingdom is finally not consummated, or if market conditions make it difficult to renew existing undrawn credit lines, 8.7% of which, at December 31, 2015, were scheduled to mature prior to December 31, 2016.

In addition, given the interrelation between economic growth and financial stability, the materialization of any of the economic, political and exchange rate risks referred to above could lead to a negative impact on the availability and cost of Telefónica’s financing and its liquidity strategy; which could have, as well, a negative effect on the Group’s business, financial condition, results of operations or cash flows.

Telefónica’s divestment of its operations in the United Kingdom may not materialize.

On March 24, 2015, Telefónica and Hutchison signed an agreement for the acquisition by the latter of Telefónica’s operations in the UK (O2 UK) for a price (firm value) of 10,250 million pounds sterling in cash (approximately 14,000 million euros at the exchange rate as of the date of the agreement), composed of (i) an initial amount of 9,250 million pounds sterling (approximately 12,640 million euros as of the date of the agreement) which would be paid at closing and (ii) an additional deferred payment of 1,000 million pounds sterling (approximately 1,360 million euros) to be paid once the cumulative cash flow of the combined company in the United Kingdom has reached an agreed threshold.

Completion of the transaction is subject to, among other conditions, the approval of the European Commission and the obtainment of waivers to some contractual provisions affected by the sale, including those related to network alliances, as well as change of control provisions under certain contractual arrangements with third parties. As of the date of the issuance of these Financial Consolidated Statements, such conditions had not been met. The European Commission authorization process is ongoing.

As completion of the share purchase agreement is conditional on the satisfaction (or, if applicable, waiver) of certain conditions, the acquisition may or may not proceed. If the abovementioned divestment is ultimately not consummated, or it is consummated under conditions other than those initially reported, this could have a material adverse effect on the trading price of Telefónica’s ordinary shares, bonds and financial instruments, and its leverage.

Risks Relating to the Group’s Industry

The Group operates in a highly regulated industry which requires government concessions for the provision of a large part of its services and the use of spectrum, which is a scarce and costly resource.

The telecommunications sector is subject to laws and regulations in different countries, and additionally, many of the services the Group provides require the granting of a license, concession or official approval, which usually requires certain obligations and investments to be made, such as those relating to spectrum availability. Among the main risks of this nature are those related to spectrum regulation and licenses/concessions, rates, Universal Service regulation, regulated wholesale services over fiber networks, privacy, functional separation of businesses and network neutrality.

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Thus, as the Group provides most of its services under licenses, authorizations or concessions, it is vulnerable to administrative bodies’ decisions, such as economic fines for serious breaches in the provision of services and, potentially, revocation or failure to renew these licenses, authorizations or concessions, or the granting of new licenses to competitors for the provisions of services in a specific market.

In this regard, the Telefónica Group pursues its license renewals in the terms referred in their respective contractual conditions, though it cannot guarantee that it will always complete this process successfully or under the most beneficial terms for the Group. In many cases complying with certain obligations is required, including, among others, minimum specified quality, service and coverage standards and capital investment. Failure to comply with these obligations could result in the imposition of fines, revision of the contractual terms, or even the revocation of the license, authorization or concession. Additionally, the Telefónica Group could be affected by regulatory actions carried out by the antitrust authorities. These authorities could prohibit certain actions, such as new acquisitions or specific practices, create obligations or lead to heavy fines. Any such measures implemented by the competition authorities could result in economic and/or reputational loss for the Group, in addition to a loss of market share and/or harm to the future growth of certain businesses.

Moreover, the fact that the Group’s business is highly regulated both affects its revenues and imposes costs on its operations. For example, regulations fix the rates that Telefónica charges for calls received from other companies’ networks, and regulators have progressively lowered these rates in recent years. In addition, and particularly in Spain, regulators have promoted competition in recent years by, for example, adopting policies which allow alternative operators access to Telefónica’s networks. This intense competition has exerted downward pressure on Telefónica’s tariff structure, adversely affecting revenues, and led to increased commercial expenses, adversely affecting margins.

Regulation of spectrum and government licenses

Further to the European Commission’s new “Digital Single Market” (DSM) Strategy, Europe is expected to undergo an important review of its regulatory framework. The new European DSM Strategy comprises a series of policy initiatives to promote the development of the single market of digital services and networks. As a result, the European Commission will initiate legislative processes, which could have significant implications on access to network, spectrum use, auction conditions, duration and renewal of licenses, audiovisual services and platforms, among other various matters.

On May 8, 2015, the European Commission approved a Decision on the harmonization of the 1452 - 1492 MHz frequency band (1500 MHz band), which encourages Member States to designate and to make available this band frequency from November 2015, on a non-exclusive basis. As a result, new spectrum award processes are expected in the short and mid-term all across the EU. Germany and the United Kingdom have already auctioned the band frequency and therefore the Decision will not have a material impact on Telefónica’s cash flow in those markets. In Spain, the Government launched a consultation which ended on June 21, 2015 to evaluate demand for spectrum in the 1500 MHz band. The tender of the 1500 MHz band in Spain may take place during 2016.

Additionally, the main terms of the allocation and use of the 700 MHz band in Europe is expected to be decided in the coming months. This could require new cash outflows from Telefónica between 2018 and 2021 (the period over which it is expected that the spectrum will be available), except in Germany which was the first country in Europe to award spectrum in the 700 MHz band, together with the 1800 MHz, 900 MHz and 1500 MHz bands.

Further, in Germany, on July 4, 2014 and September 25, 2015, the German Federal Network Agency (BnetzA) adopted decisions concerning the impact of Telefónica Deutschland Holding AG merger with E-Plus Mobilfunk GmbH & Co. KG (E-Plus) on the spectrum held by Telefónica Deutschland (the surviving entity after the merger). BnetzA has required Telefónica Deutschland to terminate by June 30, 2016 (rather than December 31, 2016) some rights of use with respect to spectrum in the 1800 MHz band that was not reacquired by Telefónica Deutschland at the abovementioned auction proceeding. The remaining 1800 MHz spectrum band that was not reacquired in such auction was returned at the end of 2015. The German regulator also announced that it will perform a frequency distribution analysis, and determine whether any additional action is needed, particularly in the area of the 2GHz spectrum band granted to Telefónica Deutschland.

United Internet and the regional cable operator Airdata have filed complaints against the EU General Court decision allowing the merger between Telefónica Deutschland Holding AG and E-Plus Mobilfunk GmbH & Co. Telefónica Deutschland has been accepted as an interested party in these proceedings.

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In the United Kingdom, licenses were amended in January 2015 to introduce a 90% geographic coverage obligation for voice and text services. Separately, on September 24, 2015, the telecommunication regulator (Ofcom) issued a decision to increase the annual fees which mobile operators must pay for the use of 900 MHz and 1800 MHz spectrum. Accordingly, from October 31, 2015, the annual charge that Telefónica UK must pay is 32.2 million pounds sterling (increased from 15.6 million pounds sterling), rising to 48.7 million pounds sterling plus CPI from October 31, 2016. Finally, following consultation, on December 3, 2015 Ofcom published an update stating that it has decided to initiate an auction procedure to award 2.3 GHz and 3.4 GHz spectrum once decisions have been made by the relevant competition authorities, in relation to the proposed merger between Telefónica UK Limited and Hutchison 3G UK Limited.

In Latin America, spectrum auctions are expected to take place implying potential cash outflows to obtain additional spectrum or to meet the coverage requirements associated with these licenses. Specifically, the procedures expected to take place in 2016 are:

•	Peru: In August 2015, the government published the conditions for granting licenses in the 700 MHz spectrum band (three blocks of 2x15 MHz have been defined). On November 4, 2015 Telefónica was declared as a prequalified bidder.

•	Costa Rica: In December 2015, the Government communicated its intention to auction 40 MHz in the 1800 MHz band and 30 MHz in the 1900/2100 MHz band during 2016.

•	Mexico: The Federal Telecommunications Institute (IFT) has proposed to auction spectrum in the 2500 MHz band in 2016. In addition, and in light of the constitutional reform resulting from the “Pact for Mexico” political initiative, a wholesale network offering services in the 700 MHz band will be created under a Public-Private Partnership (PPP). On January 29, 2016, the SCT (Secretaría de Comunicaciones y Transportes) published the rules for the International Competitive Tender. The rules state that the contract will be awarded in August 2016 and commercial operations must begin no later than March 31, 2018.

•	Panama: On December 4, 2015, the process of reallocation of the AWS band (140 MHz, 1710-1780 / 2110-2180 MHz) was announced. It is expected to start by the end of 2016.

•	Uruguay: The Government approved a resolution allowing for a spectrum auction for mobile services. The auction will contain 15 + 15 MHz in the “AWS Ext” spectrum band and 45 + 45 MHz in the 700 MHz spectrum band (20 + 20 MHz of the 45 + 45 MHz in 700 MHz were previously reserved for the National Telecommunications Administration, ANTEL). As of the date of this report, this process has been delayed and the bidding rules for spectrum have not yet been published.

•	Colombia: The regulator has published a consultation document for comment which analyzes alternatives and other considerations regarding the structuring of the allocation process for radio spectrum in the 700 MHz bands (which is part of the “Digital dividend”, which is the set of frequencies that have been available to mobile communications services in the frequency bands traditionally used for television broadcast (700 MHz and 800 MHz) due to the migration from analogue TV to digital TV), 900 MHz, 1,900 MHz and 2,500 MHz for mobile services. The first auction is expected to take place in 2016. Colombia has established spectrum caps for lower bands, which are currently set at 30 MHZ, and Telefónica has 25 MHz in lower bands.

•	Venezuela: The regulator has indicated the possibility of awarding spectrum in the 2600 MHz band (20 + 20 MHz) for 4G services, in the 1900 MHz band (5 + 5 MHz) for 3G services and in the 900 MHz band during 2016.

In December 2015, the Brazilian regulatory authority (Agencia Nacional de Telecomunicações or ANATEL) auctioned the spectrum lots remaining in the 1800 MHz, 1900 MHz, 2500 MHz and 3500 MHz bands, where Telefónica acquired seven lots of 2.5 GHz frequency band. These lots are associated to six different States, five of them in the capital cities of the States of São Paulo, Rio de Janeiro, Porto Alegre, Florianápolis, and Palmas and one in an interior city of the State of Mato Grosso do Sul. Such frequencies will be used for provision of mobile broadband service on 4G.

Further to the above, certain administrations may not have announced their intention to release new spectrum and may do so during the year. The above does not include processes announced via general statements by administrations, which involve bands not key to Telefónica’s needs. Telefónica may also seek to acquire spectrum on the secondary market where opportunities might arise.

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Risks relating to concessions and licenses previously granted

In the state of São Paulo, Telefónica Brazil provides local and national long-distance Commuted Fixed Telephony Service (“CFTS”) under the public regime, through a concession agreement, which will be in force until 2025. In accordance with current regulations, Telefónica Brazil informed ANATEL that the net value as of December 31, 2015 of assets assigned to the provision of the CFTS (which include, among others, switching and transmission equipment and public use terminals, external network equipment, energy equipment and system and operation support equipment) were estimated to total 7,856 million Brazilian reais. In principle, the assets assigned to the provision of the CFTS are considered reversible assets; the scope of such reversibility is subject to a complex debate at different instances.

On June 27, 2014, as established in the concession agreement, ANATEL issued a public consultation for the revision of the concession agreement. Although definitive conditions (which might deal, among others, with the reversibility of assets, universalization goals and, in general, the obligational regime of the concessionaire) were to be published in 2015, such publication was postponed until April 2016. In addition, current reversibility regulations will be reviewed by ANATEL, which is expected to issue a public consultation in the near future. Definitive regulations might be issued in the second half of 2016. We cannot assure that changes made to the concession terms or to the reversibility regulations will not be detrimental to Telefónica’s interests.

In Colombia, the ICT Ministry issued Resolution 597 on March 27, 2014, to renew 850 MHz/1900 MHz licenses for 10 additional years. The reversion of assets (other than radio frequencies, which is clear that must be returned) and its scope, has been discussed in the context of the liquidation of the concession contract, taking into consideration the terms of the contract, and the Constitutional Court’s review of Law 422 of 1998, and Law 1341 of 2009. Discussions on the matter concluded on February 16, 2016. The ITC Ministry has announced that it is going to convene the Arbitral Tribunal, in accordance with what was agreed upon in the concession contract. To date, the content of the claim is unknown.

In Peru, the concessions for the provision of the fixed-line service will remain in force until November 2027. However, the Company filed a partial renewal request for five more years in December 2013. As of the date of this Annual Report, the decision of the Ministry of Transport and Communications (Ministerio de Transportes y Comunicaciones) is still pending.

Telefónica Móviles Chile, S.A. was awarded spectrum on the 700 MHz (2x10 MHz) band in March 2014. The claim brought by a consumer organization against 700 MHz assignments was rejected by the Court of Defense of Free Competition in a judgment of July 24, 2015 and the appeal before the Hon. Supreme Court submitted by the consumer organization is still awaiting resolution.

In El Salvador, the process of renewal of the Group’s licenses, which expires in 2018, has been postponed.

In Ecuador, once the Group’s concession for mobile services expires in 2023, the renewal of such concession or the granting of a new concession will be subject to negotiation with the Government. If the Group fails to renew such concession or obtain a new concession, assets assigned to the provision of mobile services will revert to the State in exchange for a fee.

The Group’s consolidated investment in spectrum acquisitions and renewals in 2015 amounted to 1,585 million euros.

The Group’s failure to obtain sufficient or appropriate spectrum capacity in the jurisdictions discussed above or any others in which it operates or its inability to assume the related costs, could have an adverse impact on its ability to launch and provide new services and on Telefónica’s ability to maintain the quality of existing services, which may adversely affect the Group’s business, financial condition, results of operations and cash flows.

Regulation of wholesale and retail charges

The European Regulation 2015/2120 on Net Neutrality and Roaming was adopted on November 25, 2015. Under this regulation, from April 30, 2016, when its implementation becomes effective, until June 15, 2017 operators may charge users roaming within the EU an additional fee on their domestic prices for roaming calls, SMS and data services, subject to certain regulated limits. In particular, the surcharges allowed during this period are 0.05 euro/minute for calls, 0.02 euro per SMS sent and 0.05 euro per megabits data (excluding VAT). During this period, the sum of the domestic retail price and any such surcharge shall not exceed 0.19 euro/minute for calls, 0.06 euro per SMS sent and 0.20 euro per megabits data. However, surcharges will not

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be permitted from June 15, 2017 onwards. The impact of this measure is very difficult to quantify because it will depend on the elasticity of traffic to decreases in the rates charged.

The decreases in wholesale mobile network termination rates (MTR) in Europe are also noteworthy. In the United Kingdom, wholesale MTRs have been reduced to 0.680 ppm (pence/minute) from May 1, 2015 (representing a 19.5% reduction compared to the previous rates). Further cuts of 26.3% and 3.1% (in real terms) will come into effect in April 1, 2016, and April 1, 2017, respectively. However, the impact of these decreases in the Group’s results will be diminished if the proposed sale of our operations in the United Kingdom to Hutchison is completed on a timely basis.

In Germany, on April 24, 2015, BNetzA adopted its final decisions to reduce MTRs. The new prices will gradually decrease from 0.0172 euro/minute to 0.0166 euro/minute from December 1, 2015 until the end of November 2016. The European Commission had beforehand requested that the German regulator withdraw or amend the proposal of such decision. Because BNetzA did not apply the “Pure LRIC (Long Run Incremental Cost Model)” approach recommended by the European Commission, there is a risk that the Commission will initiate infringement proceedings against Germany, and rates may be further reduced.

In Spain, the Spanish National Markets and Competition Commission (Comisión Nacional de los Mercados y la Competencia or CNMC) has initiated the process of reviewing the prices of mobile termination, with a final decision expected to be adopted in the second half of 2016. Additionally, in May 2015, the CNMC launched a public consultation on the analysis of the market for access and call origination on fixed networks. The CNMC proposes to maintain the obligation of Telefónica to provide a wholesale interconnection offer (RIO) and a wholesale offer of access to the fixed telephone line (WLR), both with cost-oriented prices. The final decision is expected to be issued during the first half of 2016.

In Latin America, it is likely that MTRs are also reduced in the short to medium term. For example, in Mexico, on October 1, 2015, the IFT adopted the MTR for 2016. The MTR was set at 0.1869 Mexican pesos per minute in consistency with the Pure LRIC model. The previous MTR was set at 0.2505 pesos per minute.

Telefónica has appealed this decision as well as other decisions concerning the MTR applicable from 2011 to 2015.

In Brazil, ANATEL has been issuing ex-ante regulations to ensure competition in the wholesale market which includes reductions of the MTR. In this regard, the “Plano Geral de Metas de Competição (PGMC), as amended by Resolution 649/2015, established that mobile termination fees are subject to successive yearly reductions from 2016 until 2019, when the definitive cost-oriented-model fees shall be in force (such Resolution has been challenged in courts without a definitive outcome).

In Argentina, the new legal framework “Argentina Digital” provides the new regulator the possibility to regulate the tariffs and prices of essential public services, wholesale services and those the regulator determines based on reasons of public interest, on which the law does not set parameters. As a result, there may be a negative impact, depending on how the new regulator exercises its powers. In addition, until the Secretary of Communications determines that there is effective competition for telecommunications services, the “dominant” providers in the relevant areas (which include Telefónica de Argentina) must respect the maximum tariffs established in the general tariff structure.

Regulation of Universal Services

In September 2015, as a part of the DSM Strategy, the European Commission issued a public consultation on the review of the regulatory framework for electronic communications, including certain aspects of the Universal Service obligations. Depending on the outcome of this public consultation, the European Commission could initiate a legislative process including both the potential inclusion of certain broadband speeds in its scope and a possible reduction of some of the current Universal Service obligations that are becoming obsolete. Depending on the terms that will be set forth in the new regulation, implementation at a local level could lead to higher costs for both the Universal Service provider and the operators forced to finance the Universal Service.

In Spain, the licenses of Telefónica de España and Telefónica Telecomunicaciones Públicas (which owns public terminals) for the provision of Universal Services will expire on December 31, 2016. As from this date, there will be a new tender for the award of the provision of the Universal Services.

Regulation of fiber networks

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On November 18, 2015 the Spanish CNMC adopted a Draft Resolution on the wholesale broadband market regulation, which foresees a geographical segmentation in competitive and non-competitive areas. This draft Resolution was approved by the European Commission on December 18, 2015. The new resulting regulation, which will apply to NGA (Next Generation Access Networks), could be approved in the first quarter of 2016 and will presumably last for at least three years. Its implementation is expected to result in an increase, of the current regulatory obligations of Telefónica in Spain, in terms of its granting of access to other operators to its fiber network and with respect to certain aspects relating specifically to the business segment.

Regulations on privacy

In Europe, a political agreement between the Council and the European Parliament was reached on December 15, 2015, on the new General Data Protection Regulation (GDPR) and the Data Protection Directive. Formal adoption of such regulation by both the Council and the Parliament is expected to take place in spring 2016. The GDPR would become effective two years thereafter, by spring 2018. Some of the critical provisions of this new Regulation will make tougher the launch of new services focused on the processing of personal data. In addition, the GDPR will introduce administrative fines of up to 4% of an undertaking’s annual global turnover for breaching the new data protection rules.

In October 2015, the Court of Justice of the European Union declared invalid the Decision of the European Commission5 of July 26, 2002, known as the “Safe Harbor Agreement”, relating to the transfer of personal data from the EU to the United States. Since November 2015, EU and US Authorities have been negotiating a new agreement that ensures a level of protection similar to that provided by the EU. Failure to reach this agreement would create difficulties in the provision of services which involve the flow of EU citizens’ personal data to the US.

In Brazil, it is expected, in the near future, that the Personal Data Protection Act will be adopted. This could lead to further obligations and restrictions for operators in relation to the collection of personal data and its treatment. In Peru, on May 8, 2015, the new Personal Data Protection Law came into force. The adoption of secondary legislation is still pending. In Ecuador, the Telecommunications Act (Ley Orgánica de Telecomunicaciones), adopted in February 2015, devotes a whole chapter to regulate the use of personal data.

Regulation of functional separation

The principles established in Europe’s common regulatory framework, adopted in 2009 and transposed in the national legislation of each Member State in which Telefónica operates could result in greater regulatory pressure on the local competitive environment. Specifically, this framework supports the possibility of national regulators (in specific cases and under exceptional conditions) forcing operators with significant market power and vertically-integrated operators to separate their wholesale and retail businesses at a functional level. They would therefore be required to offer equal wholesale terms to third-party operators that acquire these products.

Regulation of network neutrality6

As mentioned above, the European Regulation 2015/2120 on Net Neutrality and Roaming was adopted on November 25, 2015. The regulation will enter into force on April 30, 2016. The application of the Regulation could directly affect possible future business models of Telefónica and may affect the network management or differentiation of characteristics and quality of Internet access service.

Telefónica operates in Latin American countries where net neutrality has already been ruled, such as Chile, Colombia, Brazil, Argentina, Mexico and Peru, where Osiptel published on September 8, 2015 the Draft Regulation on Net Neutrality. In Brazil, the Secretariat of Legislative Matters of the Ministry of Justice is concluding a proposal on Net Neutrality Regulation.

[5]	Commission Decision 2000/520/EC, of 26 July 2000 pursuant to Directive 95/46/EC of the European Parliament and of the Council on the adequacy of the protection provided by the safe harbour privacy principles and related frequently asked questions issued by the US Department of Commerce.
[6]	In general terms, it is a principle applicable to the field of Internet networks, for which operators may not place restrictions on the terminals that can be connected or the services, applications and content that can be distributed. It also refers to non-discrimination by operators between different types of traffic circulating through their networks.

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2015 Consolidated Financial Statements

If changes to regulation such as those described above, or otherwise, occur in the various jurisdictions where the Telefónica Group operates, it could have a material adverse effect on its business, financial condition, results of operations and cash flows.

The Telefónica Group is exposed to risks in relation to compliance with anti-corruption laws and regulations and economic sanctions programs.

The Telefónica Group is required to comply with the laws and regulations of various jurisdictions where it conducts operations. In particular, the Group’s international operations are subject to various anti-corruption laws, including the U.S. Foreign Corrupt Practices Act of 1977 and the United Kingdom Bribery Act of 2010, and economic sanction programs, including those administered by the United Nations, the European Union and the United States, including the U.S. Treasury Department’s Office of Foreign Assets Control. The anti-corruption laws generally prohibit providing anything of value to government officials for the purposes of obtaining or retaining business or securing any improper business advantage. As part of the Telefónica Group’s business, it may deal with entities, the employees of which are considered government officials. In addition, economic sanctions programs restrict the Group’s business dealings with certain sanctioned countries, individuals and entities.

Although the Group has internal policies and procedures designed to ensure compliance with applicable anti-corruption laws and sanctions regulations, there can be no assurance that such policies and procedures will be sufficient or that the Group’s employees, directors, officers, partners, agents and service providers will not take actions in violation of the Group’s policies and procedures (or otherwise in violation of the relevant anti-corruption laws and sanctions regulations) for which the Group or they may be ultimately held responsible. Violations of anti-corruption laws and sanctions regulations could lead to financial penalties, exclusion from government contracts, damage to our reputation and other consequences that could have a material adverse effect on the Group’s business, results of operations and financial condition.

As at the date of this report, Telefónica is currently conducting an internal investigation regarding possible violations of applicable anti-corruption laws. Telefónica has been in contact with governmental authorities about this matter and intends to cooperate with those authorities as the investigation continues. It is not possible at this time to predict the scope or duration of this matter or its likely outcome.

Customers’ perceptions of services offered by the Company may put it at a disadvantage compared to competitors’ offerings.

Customers’ perceptions of the assistance and services offered are critical to operating in highly-competitive markets. The ability to predict and respond to the changing needs and demands of customers affects the Company’s competitive position relative to other technology sector companies, and its ability to extract the value generated during this process of transformation. Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

The Company may not be able to adequately foresee and respond to technological changes and sector trends.

In a sector characterized by rapid technological change, it is essential to be able to offer the products and services demanded by the market and consider the impacts of changes in the life cycle of technical assets, secure margins and select the right investments to make.

The Telefónica Group operates in markets that are highly competitive and subject to constant technological development. Therefore, as a consequence of both of these characteristics, it is subject to the effects of actions by competitors in these markets and to its ability to anticipate and adapt, in a timely manner, to constant technological changes, changes in customer preferences that are taking place in the industry, as well as economic, political and social circumstances.

Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

New products and technologies arise constantly, and their development can render obsolete the products and services the Telefónica Group offers and the technology it uses. This means that Telefónica must invest in the development of new products, technology and services so it can continue to compete effectively with current or future competitors, which may result in the decrease of the Group’s profits and revenue margins. In this respect, margins from traditional voice and data business are shrinking, while new sources of revenues are deriving from mobile Internet and connectivity services that are being launched. Research and development

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costs amounted to 1,012 million euros in 2015, representing a decrease of 0.9% from 1,021 million euros in 2014 (959 million euros in 2013). These expenses represented 2.1%, 2.3% and 1.9% of the Group’s consolidated revenues in 2015, 2014 and 2013, respectively. These figures have been calculated using the guidelines established in the Organization for Economic Cooperation and Development (OECD) manual. One technology that telecommunications operators, including Telefónica (in Spain and Latin America), are focused on is the new FTTx-type network, which offers broadband access using optical fiber with superior services, such as Internet speed of up to 100MB or HD television services. However, substantial investment is required to deploy these networks, which entails fully or partially substituting copper loop access with optic fiber. While an increasing demand for the capabilities offered by these new networks to end users exists, the high level of the investments requires a continuous analysis of the return on investment.

The explosion of the digital market and entry of new players in the communications market, such as MVNOs, Internet companies or device manufacturers, may cause the loss of value of certain assets, and affect the Group’s ability to generate income. Therefore, it is necessary to update the business model, encouraging the pursuit of incomes and additional efficiencies to those followed traditionally. Failure to do so adequately could have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

In addition, the ability of the Telefónica Group’s IT systems (operational and backup) to respond the Company’s operating requirements is a key factor to be taken into account with respect to the commercial development, customer satisfaction and business efficiency.

The Company depends on its suppliers.

The existence of critical suppliers in the supply chain, especially in areas such as network infrastructure, information systems or handsets, with a high concentration in a small number of suppliers, poses risks that may affect the Company’s operations, and may cause legal contingencies or damages to the Company’s image in the event that inappropriate practices are produced by a participant in the supply chain.

As of December 31, 2015, the Telefónica Group depended on five handset suppliers and 13 network infrastructure suppliers, which together accounted for 80% of the awarded contracts for the year then ended. These suppliers may, among other things, extend delivery times, raise prices and limit supply due to their own stock shortfalls and business requirements.

If these suppliers fail to deliver products and services to the Telefónica Group on a timely basis, it could jeopardize network deployment and expansion plans, which in some cases could adversely affect the Telefónica Group’s ability to satisfy its license terms and requirements, or otherwise have an adverse impact on the Group’s business, financial condition, results of operations and cash flows.

Unanticipated network interruptions can lead to quality loss or the interruption of the service.

Unanticipated network interruptions as a result of system failures, including those due to network, hardware or software, stealing of infrastructure elements or cyber-attacks, which affect the quality of or cause an interruption in the Telefónica Group’s service, could lead to customer dissatisfaction, reduced revenues and traffic, costly repairs, penalties or other measures imposed by regulatory authorities and could harm the Telefónica Group’s image and reputation.

Telecommunications companies worldwide face increasing cybersecurity threats as businesses become increasingly dependent on telecommunications and computer networks and adopt cloud computing technologies. Cybersecurity threats include gaining unauthorized access to our systems or inserting computer viruses or malicious software in our systems to misappropriate consumer data and other sensitive information, corrupt our data or disrupt our operations. Unauthorized access may also be gained through traditional means such as the theft of laptop computers, portable data devices and mobile phones and intelligence gathering on employees with access.

Telefónica attempts to mitigate these risks through a number of measures, including backup systems and protective systems such as firewalls, virus scanners and other physical and logical security. However, these measures are not always effective. Although the Telefónica Group has insurance policies to cover these types of incidents, and the claims and loss in revenue caused by service interruptions to date have been covered by these policies, these policies may not be sufficient to cover all possible monetary losses.

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2015 Consolidated Financial Statements

The telecommunications industry may be affected by the possible effects that electromagnetic fields, emitted by mobile devices and base stations, may have on human health.

In some countries, there is a concern regarding potential effects of electromagnetic fields, emitted by mobile devices and base stations, on human health. This public concern has caused certain governments and administrations to take measures that have hindered the deployment of the infrastructures necessary to ensure quality of service, and affected the deployment criteria of new networks and digital services such as smart meters development.

There is a consensus between certain expert groups and public health agencies, including the World Health Organization (WHO), that states that currently there are no established risks associated with exposure to low frequency signals in mobile communications. However, the scientific community is still investigating this issue especially with respect to mobile devices. Exposure limits for radio frequency suggested in the guidelines of the Protection of Non-Ionizing Radiation Protection Committee (ICNIRP) have been internationally recognized. The mobile industry has adopted these exposure limits and works to request authorities worldwide to adopt these standards.

Worries about radio frequency emissions may discourage the use of mobile devices and new digital services, which could cause the public authorities to implement measures restricting where transmitters and cell sites can be located, how they operate, the use of mobile telephones and the massive deployment of smart meters and other products using mobile technology. This could lead to the Company being unable to expand or improve its mobile network.

The adoption of new measures by governments or administrations or other regulatory interventions in this respect, and any future assessment on the adverse impact of electromagnetic fields on health, may negatively affect the business, financial conditions, results of operations and cash flows of the Telefónica Group.

Possible regulatory, business, economic or political changes could lead to asset impairment.

The Telefónica Group reviews on an annual basis, or more frequently when the circumstances require it, the value of assets and cash-generating units, to assess whether their carrying values can be supported by the future expected cash flows, including, in some cases synergies allowed for in acquisition costs. Potential changes in the regulatory, business, economic or political environment may result in the need to introduce changes to estimates made and to recognize impairment in goodwill, intangible assets or fixed assets. Although the recognition of impairments of property, plant and equipment, intangible assets and financial assets results in a non-cash charge on the income statement, it could adversely affect the results of the Telefónica Group’s operations. In this respect, the Telefónica Group has experienced impairments on certain of its investments, affecting its results of operations in the year in which they were experienced. For example, with respect to the investment in Telco, S.p.A. (Telco), value adjustments were made in 2014 with a negative impact of 464 million euros.

The Telefónica Group’s networks carry and store large volumes of confidential, personal and corporate data, and its Internet access and hosting services may lead to claims for illegal or illicit use of the Internet.

The Telefónica Group’s networks carry and store large volumes of confidential, personal and business data, through both voice and data traffic. The Telefónica Group stores increasing quantities and types of customer data in both business and consumer segments. Despite its best efforts to prevent it, the Telefónica Group may be found liable for any loss, transfer, or inappropriate modification of the customer data or general public data stored on its servers or transmitted through its networks, any of which could involve many people and have an impact on the Group’s reputation, or lead to legal claims and liabilities that are difficult to measure in advance.

In addition, the Telefónica Group’s Internet access and hosting servers could lead to claims for illegal or unlawful use of the Internet. Telefónica, like other telecommunications providers, may be held liable for any loss, transfer or inappropriate modification of the customer data stored on its servers or carried by its networks.

In most countries in which the Telefónica Group operates, the provision of its Internet access and hosting services (including the operation of websites with shelf-generated content) are regulated under a limited liability regime applicable to the content that it makes available to the public as a technical service provider, particularly content protected by copyright or similar laws. However, regulatory changes have been

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introduced imposing additional obligations on access providers (such as blocking access to a website) as part of the struggle against some illegal or illicit uses of the Internet, notably in Europe.

Any of the foregoing could have an adverse impact on the business, financial position, results of operations and cash flows of the Group.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims and other legal proceedings.

Telefónica and Telefónica Group companies are party to lawsuits, tax claims and other legal proceedings in the ordinary course of their businesses, the financial outcome of which is unpredictable. An adverse outcome or settlement in these or other proceedings could result in significant costs and may have a material adverse effect on the Group’s business, financial condition, results of operations, reputation and cash flows. In particular, the Telefónica Group is party to certain judicial tax proceedings in Peru concerning the clearance of certain previous years’ income tax, in respect of which a contentious-administrative appeal is currently pending and to certain tax proceedings in Brazil, primarily relating to the CIMS (a Brazilian tax on telecommunication services). Further details on these matters are provided in Notes 17 and 21 of the Consolidated Financial Statements.

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Translation of an auditor’s report on the Internal Control over Financial Reporting originally issued in Spanish. In the event of discrepancy, the Spanish-language version prevails

AUDITOR’S REPORT ON THE INTERNAL CONTROL OVER FINANCIAL REPORTING

To the Board of Directors of

Telefónica, S.A., engaged by the management

We have examined the description of the Internal Control over Financial Reporting of Telefónica, S.A. (the Parent Company) and subsidiaries (the Group) included in Section F of the Annual Corporate Governance Report for the year ended December 31, 2015. This examination included the evaluation of the effectiveness of internal control over financial reporting with respect to the financial information included in the Group’s consolidated financial statements at December 31, 2015, prepared in accordance with International Financial Reporting Standards, as adopted by the European Union, and other provisions in the regulatory framework applicable to the Group in Spain. Such internal control is based on the criteria and policies defined by the Parent Company’s management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report “Internal Control - Integrated Framework” (2013).

Telefónica, S.A.’s management is responsible for maintaining effective internal control over financial reporting included in the consolidated financial statements, and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on the aforementioned effectiveness of internal control over financial reporting, based on the work we have performed in accordance with the requirements of the Standard ISAE 3000 “Assurance Engagement Other than Audits or Reviews of Historical Financial Information” issued by the International Auditing and Assurance Standards Board (IAASB) of the International Federation of Accountants (IFAC) for the issuance of reports to obtain reasonable assurance.

The work performed to obtain reasonable assurance includes obtaining an understanding of the internal control over financial reporting with respect to the financial information included in the consolidated financial statements, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we consider necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and Directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Domicilio Social: PI. Pablo Ruiz Picasso. 1. 28020 Madrid - Inscrita en el Registro Mercantil de Madrid al Tomo 12749, Libro 0, Folio 215, Sección 8a, Hoja M-23123, Inscripción 116. C.I.F. B-78970506. A member firm of Ernst & Young Global Limited.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements, fraud or illegal acts. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Telefónica, S.A. and subsidiaries maintained, in all material respects, effective internal control over financial reporting with respect to the financial information included in the consolidated financial statements as of December 31, 2015, based on the criteria and policies defined by the Parent Company’s management in accordance with the guidelines established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in its report “Internal Control - Integrated Framework” (2013). We also have checked that the disclosures included in the accompanying description of the internal control over financial reporting at December 31, 2015 comply, in all material respects, with the requirements of the article 540 of the Spanish Companies Law, approved by Royal Legislative Decree 1/2010 of July 2, and meets the minimum content of the Annual Corporate Governance Report template required by Circular 7/2015, issued on December 22, 2015 by the Comisión Nacional del Mercado de Valores (Spanish stock market regulator).

The examination indicated in the preceding paragraphs is not subject to the Spanish Audit Law, approved by Royal Legislative Decree 1/2011 of July 1, so we do not express an audit opinion in the terms provided for in the aforementioned Law.

In addition to the aforementioned examination, we have audited, in accordance with prevailing audit regulations in Spain, the consolidated financial statements of Telefónica, S.A. and subsidiaries at December 31, 2015, prepared by the Parent Company’s Directors in accordance with International Financial Reporting Standards, as adopted by the European Union, and other provisions in the regulatory framework applicable to the Group in Spain, and our report dated February 26, 2016 expressed an unqualified opinion on the aforementioned consolidated financial statements.

ERNST & YOUNG, S.L.

/s/ Ignacio Viota del Corte
Ignacio Viota del Corte

February 26, 2016

A member firm of Ernst & Young Global Limited

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: February 26th, 2016	By:	/s/ Miguel Escrig Meliá
		Name:	Miguel Escrig Meliá
		Title:	Chief Financial Officer